UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 11, 2022

INTERPRIVATE II ACQUISITION CORP.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-40152	85-3122877
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

1350 Avenue of the Americas, 2nd Floor

New York, NY 10019

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (212) 920-0125

Not Applicable

(Former Name, or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-fifth of one redeemable warrant	IPVA.U	The New York Stock Exchange
Class A common stock, par value $0.0001 per share	IPVA	The New York Stock Exchange
Warrants, each whole warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share	IPVA WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

Merger Agreement

On May 11, 2021, InterPrivate II Acquisition Corp., a Delaware corporation (“InterPrivate”), entered into an Agreement and Plan of Merger by and among InterPrivate, TMPST Merger Sub I Inc., a Delaware corporation and a direct, wholly-owned subsidiary of InterPrivate (“First Merger Sub”), TMPST Merger Sub II LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of InterPrivate (“Second Merger Sub”), and Getaround, Inc., a Delaware corporation (“Getaround”) (as may be amended and/or restated from time to time, the “Merger Agreement”). The Merger Agreement was unanimously approved by InterPrivate’s board of directors. If the Merger Agreement is approved by InterPrivate’s and Getaround’s stockholders (and the other closing conditions are satisfied or waived in accordance with the Merger Agreement), and the transactions contemplated by the Merger Agreement are consummated, (a) First Merger Sub will merge with and into Getaround (the “First Merger”), with Getaround being the surviving corporation of the First Merger; and (b) immediately following the First Merger and as part of the same overall transaction as the First Merger, the surviving corporation from the First Merger will merge with and into Second Merger Sub (the “Second Merger” and, together with the First Merger, the “Mergers”), with Second Merger Sub being the surviving company of the Second Merger (such transactions, collectively, the “Proposed Transaction”). In addition, in connection with the consummation of the Proposed Transaction (the “Closing”), InterPrivate will be renamed “Getaround, Inc.” and is referred to herein as “Pubco” as of the time following the Closing and such change of name.

Merger Consideration

Under the Merger Agreement, holders of Getaround’s equity interests are expected to receive approximately $800,000,000 (“the Base Purchase Price”) in aggregate consideration in the form of Pubco Class A common stock, par value $0.0001 per share (“Pubco Class A Common Stock”), equal to the quotient obtained by dividing (i) the Base Purchase Price by (ii) the per share price of $10.00 at the Closing plus the number of shares of Pubco Class A Common Stock comprising the Earnout Shares (as defined below).

Under the Merger Agreement, immediately prior to the effective time of the First Merger and after each the exercise of any issued and outstanding Getaround preferred stock warrants, each issued and outstanding share of Getaround preferred stock, Getaround non-voting common stock and Getaround Class B non-voting common stock will automatically convert into one share of Getaround common stock. At the effective time of the First Merger, each share of Getaround common stock issued and outstanding immediately prior to the effective time of the First Merger, including any shares resulting from the conversion of any securities convertible into Getaround common stock in connection with the Closing, will be canceled and automatically deemed, for all purposes, to represent the right to receive a number of shares of Pubco Class A Common Stock set forth opposite the names of the holders of such Getaround common stock set forth in the Payment Spreadsheet (as defined in the Merger Agreement).

In addition, under the Merger Agreement, at the effective time of the First Merger, (i) each Company In-the-Money Vested Option (as defined in the Merger Agreement) that is outstanding and unexercised immediately prior to the effective time of the First Merger will be converted (with such conversion calculated net of any applicable exercise price) into a right to receive a number of shares of Pubco Class A Common Stock as set forth in the Payment Spreadsheet, (ii) each option to purchase shares of Getaround common stock granted under the Getaround stock plan that is not a Company In-the-Money Vested Option and that is outstanding and unexercised immediately prior to the effective time of the First Merger will be assumed by InterPrivate and will be converted into an option to purchase shares of Pubco Class A Common Stock, (iii) each restricted stock unit covering shares of Getaround common stock granted under the Getaround stock plan that is unvested and outstanding immediately prior to the effective time of the First Merger will be assumed by InterPrivate and will be converted into a restricted stock unit covering shares of Pubco Class A Common Stock, (iv) after giving effect to the exercise of all Getaround warrants for Getaround capital stock in accordance with their terms prior to the Closing, each warrant to purchase shares of Getaround capital stock that is outstanding and unexercised immediately prior to the effective time of the First Merger (whether vested or unvested) will automatically terminate in accordance with its terms and be of no further or effect as of the effective time of the First Merger; provided that the foregoing will not affect the ability of a holder of any Getaround warrants to exercise any such Getaround warrants in connection with the Proposed Transactions pursuant to the terms of Getaround warrants and (v) each Bridge Note (as defined in the Merger Agreement) and New Getaround Bridge Note

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(as defined in the Merger Agreement) that is outstanding at the effective time of the First Merger will convert in accordance with its terms and each holder thereof will receive that number of shares of Pubco Class A Common Stock set forth opposite such holder’s name in the Payment Spreadsheet.

9,333,333 shares of Pubco Class A Common Stock issuable as part of the Base Purchase Price will be set aside in an escrow account at Closing (the “Escrow Shares”). One million (1,000,000) Escrow Shares will be set aside and allocated as agreed upon by InterPrivate and Getaround, including for the benefit of some or all of the Non-Redeeming Parent Stockholders (as defined in the Merger Agreement). In the event of a PIPE Investment (as defined below), a number of Escrow Shares equal to (i) 8,333,333 multiplied by (ii) a fraction, (A) the numerator of which will be the lesser of (y) the PIPE Investment Amount (as defined below) and (z) $125,000,000 and (B) the denominator of which will be $125,000,000 (the “PIPE Protection Shares”), will be set aside for the benefit of the PIPE Investors (as defined below) and will be allocable to the PIPE Investors pursuant to the PIPE Subscription Agreements (as defined below) and the Escrow Agreement (as defined in the Merger Agreement), and the PIPE Protection Shares will be the only shares of Pubco Class A Common Stock in the Escrow Account set aside for the PIPE Investors. Further, subject to the terms of Escrow Shares reserved for Non-Redeeming Parent Stockholders and the PIPE Investors, a remaining portion of the Escrow Shares, including any remaining PIPE Protection Shares not allocated (the “Additional Shares”) will be set aside and allocated as agreed upon by Parent and Getaround, including, in case the PIPE Investment Amount is less than $125,000,000, for the benefit of some or all of the Non-Redeeming Parent Stockholders. If InterPrivate and Getaround are unable to agree upon an allocation of the Additional Shares, then all of the Additional Shares will be allocated for the benefit of the Non-Redeeming Parent Stockholders. After giving effect to the aforesaid, should any of the Escrow Shares remain, then InterPrivate and Getaround will, as soon as practicable, instruct the Escrow Agent to distribute such Escrow Shares pro rata to Getaround’s stockholders.

In addition to the aggregate consideration above, following the Closing, Pubco will issue up to an additional 34,000,000 shares of Pubco Class A Common Stock (“Earnout Shares”) to equity interest holders of Getaround and holders of Bridge Notes and up to an additional 11,000,000 shares of Pubco Class A Common Stock to certain personnel of Getaround as earnout consideration in tranches based upon the volume weighted average price of Pubco Class A Common Stock for any twenty (20) Trading Days (as defined in the Merger Agreement) within a period of thirty (30) consecutive Trading Days at any time following the Closing Date (as defined in the Merger Agreement) until the seven (7) year anniversary of the Closing Date. These price targets range from $13.50 to $55. Further, the payment of the earnout consideration is subject to acceleration in the event of a change of control of Pubco in which the stockholders of Pubco have the right to exchange their shares for consideration based on certain value thresholds.

Representations, Warranties and Covenants

The parties to the Merger Agreement have made customary representations and warranties for transactions of this type. The representations and warranties made under the Merger Agreement will not survive the Closing except for claims with respect to actual fraud. In addition, the parties to the Merger Agreement agreed to be bound by certain customary covenants for transactions of this type, including, among others, covenants with respect to the conduct of the business and operations of InterPrivate and Getaround and their respective subsidiaries prior to the Closing. The covenants under the Merger Agreement also will not survive the Closing unless they are, by their terms, required to be performed after the Closing and except for claims with respect to actual fraud. The parties agreed to, subject to certain exceptions, use their respective best efforts to consummate the Proposed Transaction in the most expeditious manner practicable.

Conditions to Closing

The obligations of the parties (or, in some cases, some of the parties) to consummate the Proposed Transaction are subject to the satisfaction or waiver of certain customary conditions to closing, including, among other things: (i) the expiration or termination of the waiting period (or any extension thereof) applicable under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, (ii) InterPrivate having at least $5,000,001 of net tangible assets following the redemption of its public shares, (iii) approval by the required stockholders of InterPrivate and Getaround of the Merger Agreement and the Proposed Transaction, (iv) the absence of any law enacted or order issued or threatened in writing by a governmental authority having the effect of restricting or making the transactions contemplated by the Merger Agreement illegal or otherwise prohibiting, restricting or making illegal the

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consummation of the transactions contemplated by the Merger Agreement, (v) approval for the listing on the New York Stock Exchange (“NYSE”) of the shares of Pubco Class A Common Stock to be issued in connection with the Proposed Transaction, (vi) the absence of any material adverse effect, or any change or effect that, individually or in the aggregate would result in a material adverse effect with respect to Getaround and its subsidiaries, taken as a whole, since the date of the Merger Agreement or is reasonably likely to prevent or materially delay the ability of Getaround to consummate the transactions contemplated under the Merger Agreement, (vii) the performance or compliance in all material respects by the parties with all the agreements and covenants required to be performed by such party under the Merger Agreement on or prior to the Closing Date, (viii) with respect to Getaround’s obligation to close only, Parent Available Cash (as defined in the Merger Agreement) shall not be less than $225,000,000, and (ix) the resignation of certain officers and directors of InterPrivate and Getaround.

Termination

The Merger Agreement may be terminated by InterPrivate or Getaround under certain circumstances prior to the Closing, including, among others, (i) by mutual written consent of InterPrivate and Getaround, (ii) by either InterPrivate or Getaround if the Closing has not occurred on or before December 31, 2022 so long as the party proposing to terminate the Merger Agreement is not in breach of the Merger Agreement and the action or failure to act underlying such breach has not been the principal cause or resulted in the failure of the consummation of the Proposed Transaction, (iii) by InterPrivate or Getaround if the consummation of the transactions contemplated by the Merger Agreement is permanently restricted, enjoined or prohibited by the terms of a final, non-appealable order issued by governmental authority, (iv) by InterPrivate or Getaround if InterPrivate has not obtained the required approval of its stockholders, (v) by InterPrivate if the required approval of Getaround stockholders has not been obtained by Getaround within forty-eight (48) hours after execution of the Merger Agreement, (vi) by Getaround if InterPrivate, First Merger Sub or Second Merger Sub is in breach of any representation, warranty, covenant or agreement such that the applicable conditions to closing of InterPrivate, First Merger Sub or Second Merger Sub set forth in the Merger Agreement would not be satisfied (subject to certain notice and cure rights and formalities set forth therein), (vii) by InterPrivate if Getaround is in breach of any representation, warranty, covenant or agreement such that the applicable conditions to closing of Getaround set forth in the Merger Agreement would not be satisfied (subject to certain notice and cure rights and formalities set forth therein) and (viii) by InterPrivate if Getaround fails to deliver the PCAOB Audited Financials (as defined in the Merger Agreement) to InterPrivate containing an unqualified (except with respect to material weaknesses) audit report / opinion thereon from the auditor or a materially adverse deviation from the Draft PCAOB Financial Statements (as defined in the Merger Agreement).

In the event that the Merger Agreement is terminated by (i) InterPrivate due to a Fundamental Breach (as defined in the Merger Agreement) by Getaround or (ii) during the period beginning on the date of execution of the Merger Agreement and ending six (6) months after termination the Merger Agreement, Getaround enters into a letter of intent or other agreement with any person (other than InterPrivate) with respect to a Company Business Combination (as defined in the Merger Agreement) that resulted from a Fundamental Breach that occurred at any time before the Merger Agreement is terminated pursuant to its terms, then, Getaround agrees to pay (i) twenty million dollars ($20,000,000) if the Fundamental Breach (as defined below) results solely from a transaction described in clause (ii) of the definition of Fundamental Breach Transaction (as defined in the Merger Agreement) and (ii) thirty million dollars ($30,000,000) in all other cases (the “Fundamental Breach Compensation”) to InterPrivate or its designee by wire transfer of same day funds as liquidated damages. Getaround and its Representatives and other Getaround Parties shall be notified of this provision. Either party is entitled to seek an injunction, specific performance or other equitable relief in accordance with the Merger Agreement. InterPrivate and Getaround acknowledged that in no event will Getaround be required to pay the Fundamental Breach Compensation Amount to InterPrivate on more than one occasion. “Fundamental Breach” means a breach of Section 7.11(a) of the Merger Agreement as a consequence of an act or omission by Getaround or any Getaround Party, including through the failure by Getaround to restrain its representatives from violating Section 7.11(a); provided that no Fundamental Breach shall occur solely as a result of the conduct of a Person if (i) no Getaround Party had actual knowledge of such breach, or (ii) if a Getaround Party has actual knowledge of such breach, and Getaround promptly informs InterPrivate of any such conduct and takes commercially reasonable measures to Cure such breach and does not subsequently engage in a Fundamental Breach Transaction. The term “Cure” means that Getaround (i) promptly informs InterPrivate in reasonable detail of the relevant conduct, including the identities of the Concerned Parties (as defined in the Merger Agreement) involved, and keeps InterPrivate reasonably informed of the status of any continuing efforts to Cure thereafter; and (ii) takes reasonable measures to (x) restrain such Concerned Parties from acting in a manner that would reasonably be expected to violate Section 7.11(a) of the Merger Agreement, and (y) mitigate the consequences of such conduct.

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The foregoing description of the Merger Agreement and the Proposed Transaction does not purport to be complete and is qualified in its entirety by the terms and conditions of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The Merger Agreement contains representations, warranties and covenants that the parties to the Merger Agreement made to each other as of the date of the Merger Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. The Merger Agreement has been attached to provide investors with information regarding its terms and is not intended to provide any other factual information about InterPrivate, Getaround or any other party to the Merger Agreement. In particular, the representations, warranties, covenants and agreements contained in the Merger Agreement, which were made only for purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Merger Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Merger Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in InterPrivate’s public disclosures.

Company Holders Support Agreement

Effective as of May 12, 2022, certain stockholders of Getaround (the “Company Holders”) entered into a support agreement with InterPrivate and Getaround (the “Company Holders Support Agreement”), pursuant to which, among other things, each Company Holder, agreed among other things, (a) to provide an executed irrevocable written consent adopting and agreeing to be bound by all terms of the Merger Agreement and approving the Proposed Transaction as promptly as reasonably practicable (no later than forty-eight (48) hours after the execution and delivery of the Merger Agreement); (b) terminate certain agreements such Company Holders are a party to and waive (i) any redemption rights, put rights, purchase rights, preemptive rights, rights of first refusal, rights of first offer or other similar rights, in each case that would be triggered by virtue of consummation of the Proposed Transaction and (ii) subject to the occurrence of, and effective immediately prior to, the effective time of the First Merger, any information rights, rights to consult with and advise management, inspection rights, Getaround board observer rights or rights to receive information delivered to Getaround board of directors; (c) subject to certain permitted exceptions, not sell, assign, transfer or otherwise dispose of or encumber, or agree to do any of the foregoing, any of their equity interest in Getaround; and (d) not solicit, or facilitate or engage in such solicitation, a Company Business Combination or any inquiry, indication of interest, proposal or offer that would reasonably be expected to lead to any Company Business Combination. The written consent was received May 13, 2022 and as a result, the requisite approval of the Getaround stockholders of the Merger Agreement and the Transactions has been obtained.

The foregoing description of the Company Holders Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of Company Holders Support Agreement filed as Exhibit 10.2 hereto and incorporated by reference herein.

Sponsor Support Agreement

In connection with the execution of the Merger Agreement, InterPrivate Acquisition Management II LLC (the “Sponsor”) entered into a sponsor support agreement (the “Sponsor Support Agreement”) with InterPrivate and Getaround, pursuant to which the Sponsor agreed to, among other things, to (a) vote, or cause to be voted, all shares of InterPrivate Class A Common Stock and InterPrivate Class B Common Stock held by the Sponsor in favor of adopting the Merger Agreement and the Proposed Transaction; (b) waive all rights the Sponsor has or will have under Section 4.3(b)(ii) of the Amended and Restated Certificate of Incorporation of InterPrivate (the “InterPrivate Charter”) to receive shares of InterPrivate Class A Common Stock in excess of the number issuable at the Initial Conversion

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Ratio (as defined in the InterPrivate Charter) (“Excess Shares”) as a result of any adjustment in connection with the Proposed Transaction and, to the extent the Sponsor receives any Excess Shares as a result of any adjustment in connection with the Proposed Transaction, promptly return such shares to InterPrivate for cancellation, (c) not demand that InterPrivate redeem its Class B Common Stock in connection with the Proposed Transaction, or otherwise participate in any such redemption by tendering or submitting any of the InterPrivate Class B Common Stock for redemption; (d) not modify or amend that certain letter agreement dated March 4, 2021 that was entered into among the Sponsor, certain InterPrivate stockholders holding InterPrivate Class B Common Stock and InterPrivate in connection with the initial public offering of InterPrivate without prior consent of Getaround; (e) vote against or withhold consent with respect to any merger, purchase of all or substantially all of any person’s assets or other business combination transaction (other than the Merger Agreement in connection with the Proposed Transaction); (f) not transfer or deposit into a voting trust, or enter into a voting agreement or any similar agreement, with respect to the InterPrivate Class A Common Stock and InterPrivate Class B Common Stock held by the Sponsor; and (g) make any securities of InterPrivate that the Sponsor purchases or otherwise acquires after the execution of the Sponsor Support Agreement be subject to the terms and conditions of the Sponsor Support Agreement.

The foregoing description of the Sponsor Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Sponsor Support Agreement filed as Exhibit 10.3 hereto and incorporated by reference herein.

PIPE Investment

InterPrivate and Getaround anticipate that after the execution of the Merger Agreement, certain investors (collectively, the “PIPE Investors”) will agree to make private investments in InterPrivate (the “PIPE Investment”) in an aggregate amount to be mutually agreed by InterPrivate and Getaround (the “PIPE Investment Amount”, which, for the avoidance of doubt, will not include any amount raised pursuant to the Mudrick Subscription Agreement (as defined below)) to purchase shares of Parent Class A Stock to be consummated immediately prior to the consummation of the Proposed Transaction, on the terms and subject to the conditions of the subscription agreements to be executed and delivered by InterPrivate and the PIPE Investors (the “PIPE Subscription Agreements”).

Amended and Restated Registration Rights Agreement

In connection with the consummation of the First Merger, InterPrivate, the Sponsor and Jeffrey Harris, Matthew Luckett and Tracey Brophy Warson (the “Sponsor Holders”), EarlyBird Capital, Inc. (“EarlyBird”) and certain equity holders of Getaround (the “Legacy Holders” and, together with the Sponsor Holders and EarlyBird, the “Holders”) will enter into an Amended and Restated Registration Rights Agreement.

Pursuant to the terms of the Amended and Restated Registration Rights Agreement, Pubco will be obligated to file a registration statement to register the resale of certain securities of Pubco held by the Sponsor Holders, EarlyBird and certain Legacy Holders (the “Registrable Securities”). The Amended and Restated Registration Rights Agreement will also provide the Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions.

Subject to certain exceptions, the Amended and Restated Registration Rights Agreement further provides for the securities of InterPrivate held by the Legacy Holders to be locked-up for a period beginning on the Closing Date and ending on the date that is one-hundred-and-eighty (180) days after the Closing Date (the “Legacy Holder Lock-up Expiration Date”) and the securities of Pubco held by the Sponsor Holders to be locked-up for a period beginning on the Closing Date and ending on the date that is the one (1) year anniversary of the Closing Date (the “Sponsor Lock-up Expiration Date,” together with the Legacy Holder Lock-up Expiration Date, the “Lock-up Expiration Dates”); provided, however, the lock-up will expire with respect to fifty percent (50%) of the securities of Pubco held by the Legacy Holders and Sponsor Holders, if prior to the applicable Lock-Up Expiration Date, on the date on which the sale price of the Pubco Class A Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-day trading period, and the lock-up will expire with respect to the remaining fifty percent

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(50%) of the securities of Pubco held by Legacy Holders and Sponsor Holders, if subsequent to the Closing Date and prior to the applicable Lock-up Expiration Date, on the if, subsequent to the Closing Date, on the date that the Pubco consummates a liquidation, merger, stock exchange or other similar transaction which results in all of the Pubco’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.

The foregoing description of the Amended and Restated Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of Amended and Restated Registration Rights Agreement filed as Exhibit 10.4 hereto and incorporated by reference herein.

Mudrick Subscription Agreement

In connection with the execution of the Merger Agreement, effective as of May 11, 2022, InterPrivate entered into a subscription agreement (the “Mudrick Subscription Agreement”) with Mudrick Capital Management L.P. on behalf of certain funds, investors, entities or accounts that are managed, sponsored or advised by Mudrick Capital Management L.P. or its affiliates (collectively, “Mudrick”), pursuant to which InterPrivate will sell and issue to Mudrick convertible promissory notes (the “Mudrick Convertible Notes”) in an aggregate principal amount of at least $100 million, up to a maximum of $175 million under certain conditions. The Mudrick Convertible Notes will be issued pursuant to an indenture (in substantially the form attached as Exhibit A to the Mudrick Subscription Agreement) to be entered into on the Closing Date by and among Pubco, the subsidiary guarantors party thereto and U.S. Bank Trust Company, National Association, as trustee and collateral agent. The Mudrick Convertible Notes will be convertible into shares of Pubco Class A Common Stock (subject to adjustments as provided in the indenture) at an initial conversion rate of 86.96 shares of Pubco Class A Common Stock per $1,000 principal amount of Mudrick Convertible Notes, representing an initial conversion price of $11.50 per share, subject to a downward adjustment to 115% of the average daily VWAP of Pubco Class A Common Stock for the 90 trading days after the Closing Date, subject to a minimum conversion price of $9.21 per share, subject to adjustments to such rate as provided in the indenture, including adjustments in connection with certain issuances or deemed issuances of Pubco Class A Common Stock at a price less than the then-effective conversion price, at any time prior to the close of business on the second scheduled trading day immediately before the maturity date of the Mudrick Convertible Notes. In connection with the execution of the Mudrick Subscription Agreement, InterPrivate agreed to issue warrants (the “Notes Warrants”), each representing the right to purchase one share of Pubco Class A Common Stock, that are exercisable for shares of Pubco Class A Common Stock having an aggregate value equal to $3.5 million, based upon a value of $1.25 per Note Warrant; provided that such value shall be adjusted upward or downward to reflect the VWAP reported by Bloomberg LP (subject to customary proportionate adjustments affecting the outstanding shares of Pubco Class A Common Stock) of the equivalent publicly-traded warrants of InterPrivate during the 90 trading days following the Closing Date, subject to a maximum upward or downward adjustment of $0.75 per Note Warrant. Notwithstanding the foregoing, InterPrivate shall have the right to pay cash in lieu of issuing the Note Warrants; provided that such cash amount will be equal to $3.5 million. InterPrivate also agreed to pay Mudrick within 100 trading days following the Closing Date, a fee equal to $5.25 million (the “Backstop Fee”).

InterPrivate’s obligations under the Mudrick Convertible Notes will be (a) guaranteed by Second Merger Sub and certain of its and InterPrivate’s subsidiaries and (b) secured by collateral consisting of substantially all of the assets of Pubco and its subsidiary guarantors pursuant to security documents to be entered into upon the issuance of the Mudrick Convertible Notes.

The Mudrick Convertible Notes will bear interest at the rate of 8.00% per annum if Pubco elects to pay interest in cash or 9.50% per annum if Pubco elects to pay interest in-kind, and interest will be paid semi-annually. Upon the occurrence, and during the continuation, of an event of default, an additional 2.00% will be added to the stated interest rate. The Mudrick Convertible Notes will mature on the fifth anniversary of issuance and will be redeemable at any time by Pubco, in whole but not in part, for cash, at par plus accrued and unpaid interest to, but excluding, the redemption date, plus certain make-whole premiums as specified in the indenture governing the Mudrick Convertible Notes.

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Upon the occurrence of a Fundamental Change (as defined in the indenture), Mudrick will have the right, at its option, to require Pubco to repurchase for cash all or any portion of its Mudrick Convertible Notes in principal amounts of $1,000 or an integral multiple thereof, at a fundamental change repurchase price equal to the principal amount of the Mudrick Convertible Notes to be repurchased plus certain make-whole premiums, plus accrued and unpaid interest to, but excluding, the repurchase date.

The Mudrick Convertible Notes, Note Warrants and shares of Pubco Class A Common Stock underlying the Mudrick Convertible Notes and the Note Warrants are being issued in a private placement transaction pursuant to an exemption from registration requirements of the Securities Act and have not been, and will not be, registered under the Securities Act. InterPrivate granted Mudrick certain registration rights under the Mudrick Subscription Agreement and agreed that, after the Closing, Pubco will file with the SEC a registration statement registering the resale of the shares of Pubco Class A Common Stock issuable upon conversion of the Mudrick Convertible Notes and upon exercise of the Note Warrants. The Mudrick Subscription Agreement also contains other customary representations, warranties, covenants and agreements of the parties thereto. The indenture governing the Mudrick Convertible Notes will include restrictive covenants that, among other things, will limit the ability of Pubco to incur additional debt, make restricted payments and limit the ability of Pubco to incur liens. The indenture will also contain customary events of default.

In addition to the customary conditions to closing provided in the Mudrick Subscription Agreement, the obligations of Mudrick to consummate the subscriptions provided for in the Mudrick Subscription Agreement are conditioned upon, among other things, and are expected to close concurrently with, the consummation of the Mergers.

The foregoing description of the Mudrick Subscription Agreement and the transactions contemplated thereby is not complete and is subject to, and qualified in its entirety by reference to, the text of the Mudrick Subscription Agreement, a copy of which is attached as Exhibit 10.1 hereto and incorporated by reference herein, and the execution of the indenture that will govern, and the global note representing, the Mudrick Convertible Notes.

Item 3.02	Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein. The securities that may be issued in connection with the Mudrick Subscription Agreement will not be registered under the Securities Act in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Additional Information and Where to Find It

This Current Report on Form 8-K relates to the Proposed Transaction, but does not contain all the information that should be considered concerning the Proposed Transaction and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transaction. InterPrivate intends to file with the SEC a registration statement on Form S-4 relating to the Proposed Transaction that will include a proxy statement of InterPrivate and a prospectus of InterPrivate. When available, the definitive proxy statement/prospectus and other relevant materials will be sent to all InterPrivate stockholders as of a record date to be established for voting on the Proposed Transaction. InterPrivate also will file other documents regarding the Proposed Transaction with the SEC. Before making any voting decision, investors and securities holders of InterPrivate are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the Proposed Transaction as they become available because they will contain important information about InterPrivate, Getaround and the Proposed Transaction.

Investors and securities holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by InterPrivate through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by InterPrivate may be obtained free of charge from InterPrivate’s website at https://ipvspac.com/ or by written request to InterPrivate at InterPrivate II Acquisition Corp., 1350 Avenue of the Americas, 2nd Floor, New York, NY 10019.

7

Participants in Solicitation

InterPrivate and Getaround and their respective directors and officers may be deemed to be participants in the solicitation of proxies from InterPrivate’s stockholders in connection with the Proposed Transaction. Information about InterPrivate’s directors and executive officers and their ownership of InterPrivate’s securities is set forth in InterPrivate’s filings with the SEC, including InterPrivate’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 31, 2022. To the extent that such persons’ holdings of InterPrivate’s securities have changed since the amounts disclosed in InterPrivate’s Annual Report on Form 10-K, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the names and interests in the Proposed Transaction of InterPrivate’s and Getaround’s respective directors and officers and other persons who may be deemed participants in the Proposed Transaction may be obtained by reading the proxy statement/prospectus regarding the Proposed Transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Proposed Transaction between Getaround and InterPrivate, including statements regarding the benefits of the Proposed Transaction, the anticipated timing of the completion of the Proposed Transaction, the services offered by Getaround and the markets in which it operates, the expected total addressable market for the services offered by Getaround, the sufficiency of the net proceeds of the proposed transaction to fund Getaround’s operations and business plan and Getaround’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including, but not limited to: (i) the risk that the Proposed Transaction may not be completed in a timely manner or at all; (ii) the risk that the Proposed Transaction may not be completed by InterPrivate’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by InterPrivate; (iii) the failure to satisfy the conditions to the consummation of the Proposed Transaction, including the adoption of the business combination agreement by the stockholders of InterPrivate and Getaround, the satisfaction of the minimum trust account amount following redemptions by InterPrivate’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the lack of a third-party valuation in determining whether or not to pursue the Proposed Transaction; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; (vi) the effect of the announcement or pendency of the Proposed Transaction on Getaround’s business relationships, performance, and business generally; (vii) risks that the Proposed Transaction disrupts current plans and operations of Getaround as a result; (viii) the outcome of any legal proceedings that may be instituted against Getaround, InterPrivate or others related to the business combination agreement or the Proposed Transaction; (ix) the ability to meet New York Stock Exchange listing standards at or following the consummation of the Proposed Transaction; (x) the ability to recognize the anticipated benefits of the Proposed Transaction, which may be affected by a variety of factors, including changes in the competitive and highly regulated industries in which Getaround operates, variations in performance across competitors, changes in laws and regulations affecting Getaround’s business and the ability of Getaround and the post-combination company to retain its management and key employees; (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the Proposed Transaction, gauge and adapt to industry trends and changing host, guest and consumer preferences, and identify and realize additional opportunities; (xii) the risk of adverse or changing economic conditions, including the resulting effects on consumer spending, and the possibility of rapid change in the highly competitive industry in which Getaround operates; (xiii) the risk that Getaround and its current and future partners are unable to successfully develop and scale Getaround’s products and offerings, or experience significant delays in doing so; (xiv) the risk that Getaround may never achieve or sustain profitability; (xv) the risk that Getaround will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; (xvi) the risk that the post-combination company experiences difficulties in managing its growth and expanding operations; (xvii) the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations; (xviii) the ability to maintain strategic partnerships, including integrations and collaborations with original equipment manufacturers and ride hailing apps; (xix) the risk of product liability or regulatory lawsuits or proceedings relating to Getaround’s products and offerings; (xx) the risk that Getaround is unable to secure or protect its intellectual property; (xxi) the effects of COVID-19 or other public health crises on Getaround’s business and results of operations,

8

the travel and transportation industries, travel and transportation trends, and the global economy generally; and (xxii) costs related to the Proposed Transaction. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of InterPrivate’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4 and proxy statement/prospectus discussed above and other documents filed by InterPrivate from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Getaround and InterPrivate assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Getaround nor InterPrivate gives any assurance that either Getaround or InterPrivate will achieve its expectations.

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of InterPrivate, Getaround, First Merger Sub or Second Merger Sub, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or exemptions therefrom.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1*	Merger Agreement, dated as of May 11, 2022, by and among InterPrivate, First Merger Sub, Second Merger Sub, and Getaround.

10.1*	Mudrick Subscription Agreement, dated as of May 11, 2022, by and between InterPrivate and Mudrick.

10.2	Form of Company Holders Support Agreement.

10.3	Form of Sponsor Support Agreement.

10.4	Form of Amended and Restated Registration Rights Agreement.

104	Cover Page Interactive Data File (embedded with the Inline XBRL document)

*

Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K, Item 601(a)(5). InterPrivate agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

9

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTERPRIVATE II ACQUISITION CORP.

Date: May 13, 2022	By:	/s/ Brandon Bentley
	Name:	Brandon Bentley
	Title:	General Counsel

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Exhibit 2.1

[***]Certain information in the exhibits to this document have been omitted in accordance with Regulation S-K, 601(a)(5). Parent agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

INTERPRIVATE II ACQUISITION CORP.,

TMPST MERGER SUB I INC.,

TMPST MERGER SUB II LLC

AND

GETAROUND, INC.

DATED AS OF MAY 11, 2022

-i-

(continued)

-ii-

(continued)

-iii-

(continued)

Page

Section 7.20	Release	86
Section 7.21	Sponsor Support Agreement	87

ARTICLE VIII CONDITIONS TO THE TRANSACTION		87

Section 8.01	Conditions to Obligations of Each Party’s Obligations	87
Section 8.02	Additional Conditions to Obligations of the Company	88
Section 8.03	Additional Conditions to the Obligations of Parent, First Merger Sub and Second Merger Sub	89
Section 8.04	Frustration of Closing Conditions	90

ARTICLE IX TERMINATION		90

Section 9.01	Termination	90
Section 9.02	Notice of Termination; Effect of Termination	91
Section 9.03	Fundamental Breach Compensation	92

ARTICLE X NO SURVIVAL		92

Section 10.01	No Survival	92

ARTICLE XI GENERAL PROVISIONS		95

Section 11.01	Notices	93
Section 11.02	Interpretation	94
Section 11.03	Counterparts; Electronic Delivery	95
Section 11.04	Entire Agreement; Third Party Beneficiaries	95
Section 11.05	Severability	95
Section 11.06	Other Remedies; Specific Performance	95
Section 11.07	Governing Law	96
Section 11.08	Consent to Jurisdiction; Waiver of Jury Trial	96
Section 11.09	Rules of Construction	97
Section 11.10	Expenses	99
Section 11.11	Assignment	99
Section 11.12	Amendment	99
Section 11.13	Extension; Waiver	99
Section 11.14	No Recourse	99
Section 11.15	Legal Representation	99
Section 11.16	Disclosure Letters and Exhibits	100

-iv-

(continued)

Page

Exhibit A – Form of Stockholder Consent

Exhibit B – Form of Parent Amended and Restated Charter

Exhibit C – Form of Parent Amended and Restated Bylaws

Exhibit D – Form of Registration Rights and Lock-Up Agreement

Exhibit E – Form of Mudrick Subscription Agreement, including the form of Mudrick Indenture

-v-

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER is made and entered into as of May 11, 2022, by and among InterPrivate II Acquisition Corp., a Delaware corporation (“Parent”), TMPST Merger Sub I Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Parent (“First Merger Sub”), TMPST Merger Sub II LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of Parent (“Second Merger Sub”), and Getaround, Inc. a Delaware corporation (the “Company”). Each of the Company, Parent, First Merger Sub and Second Merger Sub will individually be referred to herein as a “Party” and, collectively, the “Parties”. The term “Agreement” as used herein refers to this Agreement and Plan of Merger, as the same may be amended from time to time, and all schedules, exhibits and annexes hereto (including the Company Disclosure Letter and the Parent Disclosure Letter, as defined herein). Defined terms used in this Agreement are listed alphabetically in Schedule A, together with the section and, if applicable, subsection, or other Transaction Agreements, in which the definition of each such term is located.

RECITALS

WHEREAS, Parent is a blank check company incorporated in Delaware for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), the Limited Liability Company Act of the State of Delaware (“DLLCA”) and other applicable legal requirements (collectively, as applicable based on context, the “Applicable Legal Requirements”), the Parties intend to enter into a business combination transaction by which: (a) First Merger Sub will merge with and into the Company (the “First Merger”), with the Company being the surviving corporation of the First Merger (the Company, in its capacity as the surviving corporation of the First Merger, is sometimes referred to as the “Surviving Corporation”); and (b) immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Corporation will merge with and into Second Merger Sub (the “Second Merger” and, together with the First Merger, the “Mergers”), with Second Merger Sub being the surviving company of the Second Merger (Second Merger Sub, in its capacity as the surviving company of the Second Merger, is sometimes referred to as the “Surviving Entity”).

WHEREAS, for U.S. federal income tax purposes (and for purposes of any applicable state or local tax Legal Requirements that follows the U.S. federal income tax treatment), each of the Parties intends that the First Merger and the Second Merger, taken together, will constitute an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code (and any comparable provision of state or local tax Legal Requirements), and that this Agreement be, and hereby is, adopted as a “plan of reorganization” for the purposes of Section 368 of the Code and Treasury Regulations Section 1.368-2(g).

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously: (a) determined that it is in the best interests of the Company and the Company Stockholders, and declared it advisable, to enter into this Agreement providing for the Mergers in accordance with the DGCL and DLLCA, as applicable; (b) approved this Agreement and the Transactions, including the Mergers, in accordance with the DGCL and DLLCA, as applicable, on the terms and subject to the conditions of this Agreement; (c) resolved to submit this Agreement and the Transactions (including the Mergers) to the Company Stockholders for their approval and adoption by written consent; and (d) resolved to recommend adoption of this Agreement and approval of the Transactions (including the Mergers) by the Company Stockholders by written consent.

WHEREAS, following the Parties’ execution and delivery of this Agreement, certain Company Stockholders holding shares of Company Capital Stock comprising the Company Requisite Stockholder Approval (the “Company Holders”) have executed and delivered to Parent and the Company the Company Holders Support Agreement, pursuant to which the Company Holders have agreed to, among other things, provide an executed irrevocable written consent (the “Stockholder Consent”) in substantially the form attached hereto as Exhibit A, within forty-eight (48) hours after the execution and delivery of this Agreement, pursuant to which the Company Holders adopt this Agreement and approve the First Merger and the other Transactions in accordance with Section 228 and Section 251 of the DGCL and agree to be bound by all of the terms of this Agreement.

WHEREAS, the board of directors of Parent (the “Parent Board”) has unanimously: (a) determined that it is in the best interests of Parent and the stockholders of Parent, and declared it advisable, to enter into this Agreement providing for the Mergers in accordance with the DGCL and DLLCA, as applicable; (b) approved this Agreement and the Transactions, including the issuance of Parent Class A Stock on the terms and subject to the conditions of this Agreement and the other Transaction Agreements; (c) resolved to submit this Agreement and the Transactions, including the issuance of Parent Class A Stock on the terms and subject to the conditions of this Agreement and the other Transaction Agreements, to the stockholders of Parent for their approval; and (d) resolved to recommend approval of this Agreement and the Transactions, including the issuance of Parent Class A Stock on the terms and subject to the conditions of this Agreement and the other Transaction Agreements, by the stockholders of Parent (the “Parent Recommendation”).

WHEREAS, Parent will (a) immediately prior to the Effective Time, subject to obtaining the approval of the Parent Stockholder Matters, amend and restate the Parent Charter in substantially the form attached hereto as Exhibit B (the “Parent A&R Charter”) and (b) immediately following the Effective Time, amend and restate the Parent Bylaws in substantially the form attached hereto as Exhibit C (the “Parent A&R Bylaws”).

WHEREAS, the Parties anticipate that after the date hereof, certain investors (collectively, the “PIPE Investors”) will agree to make private investments in Parent (the “PIPE Investment”) in an aggregate amount to be mutually agreed by Parent and the Company (the “PIPE Investment Amount”, which, for the avoidance of doubt, will not include any amount raised pursuant to the Mudrick Subscription Agreement (as defined below)) to purchase shares of Parent Class A Stock to be consummated immediately prior to the consummation of the Transactions, on the terms and subject to the conditions of the subscription agreements to be executed and delivered by Parent and the PIPE Investors (the “PIPE Subscription Agreements”).

WHEREAS, on or about the date hereof, Parent has agreed, pursuant to that certain subscription agreement dated on or about the date hereof in substantially the form attached hereto as Exhibit E (the “Mudrick Subscription Agreement”), to issue to Mudrick Capital Management L.P. on behalf of certain funds, investors, entities or accounts that are managed, sponsored or advised by Mudrick Capital Management L.P. or its affiliates, concurrently with the Closing, Convertible Notes in the aggregate original principal amount of at least $100,000,000 up to $175,000,000 pursuant to an indenture in substantially the form attached as an exhibit to the Mudrick Subscription Agreement to be entered into concurrently with the closing under the Mudrick Subscription Agreement (the “Mudrick Indenture”), against payment for the Convertible Notes as provided in the Mudrick Subscription Agreement.

WHEREAS, in connection with the consummation of the First Merger, Parent, Sponsor, the Company Holders and certain other Persons will enter into a Registration Rights and Lock-Up Agreement (the “Registration Rights and Lock-Up Agreement”) in substantially the form attached hereto as Exhibit D.

WHEREAS, as a condition and an inducement to the Company’s willingness to enter into this Agreement, contemporaneously with the execution and delivery of this Agreement, Sponsor, Parent and the Company have entered into a letter agreement (the “Sponsor Support Agreement”) pursuant to which, in connection with the Closing, the Sponsor has agreed, among other things, to (a) vote its Parent Shares in favor of the Transactions and (b) waive the provisions of Section 4.3(b)(ii) of the Parent Charter relating to the adjustment of the Initial Conversion Ratio (as defined in the Parent Charter) in connection with the Transactions.

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the Parties agree as follows:

ARTICLE I

THE CLOSING TRANSACTIONS

Section 1.01 Closing. Unless this Agreement will have been terminated pursuant to Section 9.01, the consummation of the Transactions (the “Closing”), other than the filing of the Certificates of Merger, will take place electronically through the exchange of documents via email, facsimile or other electronic transmission at 9:00 a.m., New York City time, on the third (3rd) Business Day after the satisfaction or waiver of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), or at such other time, date and location as Parent and the Company agree in writing (the date on which the Closing occurs, the “Closing Date”).

Section 1.02 Closing Documents.

(a) At the Closing, Parent, First Merger Sub or Second Merger Sub, as applicable, will deliver to the Company:

(i) a copy of the Registration Rights and Lock-Up Agreement, duly executed by Parent;

(ii) a copy of the Second Certificate of Merger, duly executed by Second Merger Sub;

(iii) a copy of the Mudrick Indenture and the Convertible Notes, each duly executed by the signatories thereto; and

(iv) all other documents, instruments or certificates required to be delivered by Parent at or prior to the Closing pursuant to Section 8.02.

(b) At the Closing, the Company will deliver to Parent:

(i) a copy of the First Certificate of Merger, duly executed by the Company;

(ii) the Payment Spreadsheet and Rollover Spreadsheet in accordance with Section 2.06(a);

(iii) a copy of the Registration Rights and Lock-Up Agreement, duly executed by the Company Holders and such other Company Stockholders from whom counterpart signature pages thereto have been obtained prior to the Closing pursuant to Section 7.01(c) hereof;

(iv) duly executed copies of the consents and waivers specified in Section 1.02(b)(iv) of the Company Disclosure Letter;

(v) all other documents, instruments or certificates required to be delivered by the Company at or prior to the Closing pursuant to Section 8.03.

Section 1.03 Closing Transactions. At the Closing and on the Closing Date, the Parties will cause the consummation of the following transactions in the following order, upon the terms and subject to the conditions of this Agreement:

(a) The Parent A&R Charter will be prepared and executed in accordance with the relevant provisions of the DGCL and filed with the Secretary of State of the State of Delaware.

(b) The certificate of merger with respect to the First Merger will be prepared and executed in accordance with the relevant provisions of the DGCL (the “First Certificate of Merger”) and filed with the Secretary of State of the State of Delaware.

(c) The certificate of merger with respect to the Second Merger will be prepared and executed in accordance with the relevant provisions of the DGCL and DLLCA (the “Second Certificate of Merger” and, together with the First Certificate of Merger, the “Certificates of Merger”) and filed with the Secretary of State of the State of Delaware.

(d) Once evidence of acceptance of the First Certificate of Merger and the Second Certificate of Merger and the effectiveness of the Mergers is received by Parent and the Company, (i) the Parent A&R Bylaws will be adopted by Parent and (ii) Parent will make any payments required to be made by Parent in connection with the Parent Stockholder Redemption.

(e) Parent will pay, or cause to be paid, all Parent Transaction Costs to the applicable payees, to the extent not paid prior to the Closing.

(f) Parent will deposit (or cause to be deposited) with the Exchange Agent the Closing Merger Consideration.

(g) Parent and the Exchange Agent (or, if the Exchange Agent does not agree to serve as escrow agent, such other bank or trust company as is appointed by Parent and reasonably satisfactory to the Company), as escrow agent (the “Escrow Agent”), will enter into an escrow agreement, effective as of the Closing Date, in form and substance reasonably satisfactory to Parent and the Company (the “Escrow Agreement”), pursuant to which Parent will deposit (or cause to be deposited) with the Escrow Agent the Escrow Shares (and the Escrow Shares will be held in the account (the “Escrow Account”) established by the Escrow Agent pursuant to the Escrow Agreement for the duration of the Protection Period and disbursed in accordance with the terms of this Agreement, the PIPE Subscription Agreements, if any, and the Escrow Agreement).

(h) Parent will (on behalf of the Company) pay, or cause to be paid, all Company Transaction Costs to the applicable payees, to the extent not paid prior to the Closing.

ARTICLE II

THE MERGERS

Section 2.01 Effective Times. Upon the terms and subject to the conditions of this Agreement, on the Closing Date the Company and First Merger Sub will cause the First Merger to be consummated by filing the First Certificate of Merger with the Secretary of State of the State of Delaware, in accordance with the applicable provisions of the DGCL (the time of such filing, or such later time as may be agreed in writing by the Company and Parent and specified in the First Certificate of Merger, being the “Effective Time”). As soon as practicable following the Effective Time and in any case on the same day as the Effective Time, the Surviving Corporation and Second Merger Sub will cause the Second Merger to be consummated by filing the Second Certificate of Merger with the Secretary of State of the State of Delaware, in accordance with the applicable provisions of the DGCL and DLLCA (the time of such filing, or such later time as may be agreed in writing by the Company and Parent and specified in the Second Certificate of Merger, being the “Second Effective Time”).

Section 2.02 The Mergers.

(a) At the Effective Time, upon the terms and subject to the conditions of this Agreement and in accordance with the applicable provisions of the DGCL, First Merger Sub and the Company will consummate the First Merger, pursuant to which First Merger Sub will be merged with and into the Company, following which the separate corporate existence of First Merger Sub will cease, and the Company will continue as the Surviving Corporation after the First Merger and as a direct, wholly-owned subsidiary of Parent (provided, that references to the Company for periods after the Effective Time until the Second Effective Time will include the Surviving Corporation).

(b) At the Second Effective Time, upon the terms and subject to the conditions of this Agreement and in accordance with the applicable provisions of the DGCL and DLLCA, the Surviving Corporation will be merged with and into Second Merger Sub, following which the separate corporate existence of the Surviving Corporation will cease, and Second Merger Sub will continue as the Surviving Entity after the Second Merger and as a direct, wholly-owned subsidiary of Parent (provided, that references to the Company or the Surviving Corporation for periods after the Second Effective Time will include the Surviving Entity).

Section 2.03 Effect of the Mergers.

(a) At the Effective Time, the effect of the First Merger will be as provided in this Agreement, the First Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of First Merger Sub and the Company will become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Surviving Corporation, which will include the assumption by the Surviving Corporation of any and all agreements, covenants, duties and obligations of First Merger Sub and the Company set forth in this Agreement to be performed after the Effective Time.

(b) At the Second Effective Time, the effect of the Second Merger will be as provided in this Agreement, the Second Certificate of Merger and the applicable provisions of the DGCL and the DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Second Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of Second Merger Sub and the Surviving Corporation will become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Surviving Entity, which will include the assumption by the Surviving Entity of any and all agreements, covenants, duties and obligations of Surviving Entity and the Surviving Corporation set forth in this Agreement to be performed after the Second Effective Time.

Section 2.04 Governing Documents(a) . At the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation will be amended to read the same as the certificate of incorporation and bylaws of First Merger Sub as in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation will be “Getaround Operating, Inc.” or such other name as is mutually agreed by the Parties. The certificate of formation and operating agreement of Second Merger Sub will be the certificate of formation and operating agreement of the Surviving Entity until, subject to Section 7.13, thereafter amended in accordance with its terms and as provided by Applicable Legal Requirements, except that the name of the Surviving Entity will be “Getaround Operating LLC” or such other name as is mutually agreed by the Parties.

Section 2.05 Directors and Officers of the Surviving Corporation and the Surviving Entity.

(a) The Company will take all lawful actions such that, from and after the Effective Time, the directors and officers of the Surviving Corporation will be such individuals as are mutually agreed by the Parties, each to hold office in accordance with the certificate of incorporation and the bylaws of the Surviving Corporation until such director’s or officer’s successor is duly elected or appointed and qualified, or until the earlier of his or her death, resignation or removal.

(b) The Surviving Entity will take all lawful action such that, from and after the Second Effective Time, the managers and officers of the Surviving Entity will be the directors and officers of the Surviving Corporation in office immediately prior to the Second Effective Time, each to hold office as provided in the limited liability company agreement of the Surviving Entity, until such manager’s or officer’s successor is duly elected or appointed and qualified, or until the earlier of his or her death, resignation or removal.

Section 2.06 Conversion of Securities; Exchange of Certificates.

(a) Payment Spreadsheet and Rollover Spreadsheet. Not less than five (5) Business Days prior to the Closing Date, the Company will deliver to Parent (i) a schedule (the “Payment Spreadsheet”) setting forth the Company’s good faith (A) allocation of the Closing Merger Consideration among (1) the Company Stockholders and holders of Bridge Notes and New Getaround Bridge Notes (including, for the avoidance of doubt, holders of notes and other securities that will convert to Company Capital Stock in accordance with their terms immediately prior to the Closing as well as holders of shares of Company Restricted Stock, the Company Warrants converted to Company Capital Stock in connection with the Company Warrant Exercise and shares of Company Preferred Stock converted to Company Common Stock in connection with the Company Preferred Stock Conversion), and (2) the holders of Company In-the-Money Vested Options, (B) calculation of the portion of the Closing Merger Consideration payable to (1) each Company Stockholder and each holder of Bridge Notes and New Getaround Bridge Notes (including, for the avoidance of doubt, holders of notes and other securities that will convert to Company Capital Stock in accordance with their terms immediately prior to the Closing), and (2) each holder of Company In-the-Money Vested Options, (C) allocation of the Earnout Shares among the Earnout Recipients, (D) calculation of the portion of the Earnout Shares payable to each Earnout Recipient, which, in the cases of subsections (C) and (D), will be done in accordance with, and taking into account and reflecting the provisions of, Article III, and (E) the percentage of Escrow Shares each Company Stockholder and each holder of Bridge Notes and New Getaround Bridge Notes (including, for the avoidance of doubt, holders of notes and other securities that will convert to Company Capital Stock in accordance with their terms immediately prior to the Closing) will be entitled to receive if any such Escrow Shares will become distributable to the Company Stockholders pursuant to Section 3.03(d), the PIPE Subscription Agreements and the Escrow Agreement and (ii) the Rollover Spreadsheet. The Company’s good faith allocations and calculations set forth in the Payment Spreadsheet and Rollover Spreadsheet will be binding on all parties and will be used by Parent for purposes of issuing all consideration in accordance with this Agreement, absent manifest error. In issuing all consideration pursuant to this Agreement, Parent will be entitled to rely fully on the information set forth in the Payment Spreadsheet and the Rollover Spreadsheet, absent manifest error.

(b) Immediately prior to the Effective Time and after giving effect to the Company Warrant Exercise, (i) each share of Company Preferred Stock that is issued and outstanding as of such time will automatically convert into one share of Company Common Stock (collectively, the “Company Preferred Stock Conversion”), (ii) each share of Non-Voting Common Stock that is issued and outstanding as of such time will automatically convert into one share of Company Common Stock and (iii) each share of Class B Non-Voting Common Stock that is issued and outstanding as of such time will automatically convert into one share of Company Common Stock. All of the shares of Company Preferred Stock, Non-Voting Common Stock and Class B Non-Voting Common Stock converted into shares of Company Common Stock will no longer be outstanding and will cease to exist, and each holder of Company Preferred Stock, Non-Voting Common Stock or Class B Non-Voting Common Stock, as applicable, will thereafter cease to have any rights with respect to such securities.

(c) Immediately prior to the Effective Time, each share of Parent Class B Stock issued and outstanding immediately prior to the Effective Time will automatically be converted into and exchanged for a number of validly issued, fully paid and nonassessable shares of Parent Class A Stock equal to the Class B Conversion Ratio (for the avoidance of doubt, after taking into account the Sponsor Support Agreement and the waiver of Section 4.3(b)(ii) of the Parent Charter contained therein).(d) Upon the terms and subject to the conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any further action on the part of Parent, First Merger Sub, Second Merger Sub, the Company, the Company Stockholders, or the holders of any of the securities of Parent, the following will occur:

(i) Each share of Company Common Stock (including shares of Company Restricted Stock, the Company Warrants converted to Company Capital Stock in connection with the Company Warrant Exercise, shares of Company Preferred Stock converted to Company Common Stock in connection with the Company Preferred Stock Conversion and shares resulting from the conversion of notes and other securities convertible into Company Common Stock in connection with the Closing, but excluding the Excluded Shares) issued and outstanding immediately prior to the Effective Time will be canceled and automatically deemed for all purposes to represent the right to receive a number of shares of Parent Class A Stock, with each holder of Company Common Stock having the right to receive the number of shares of Parent Class A Stock set forth opposite such holder’s name as set forth in the Payment Spreadsheet.

(ii) Each issued and outstanding share of common stock of First Merger Sub will be converted into and become one (1) validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation, which will constitute the only outstanding shares of capital stock of the Surviving Corporation.

(iii) Each share of Company Common Stock held in the Company’s treasury or owned by Parent, First Merger Sub, Second Merger Sub or the Company immediately prior to the Effective Time (together with the Dissenting Shares, the “Excluded Shares”), will be canceled and no consideration will be paid or payable with respect thereto.

(e) Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Parent Class A Stock will be issued upon the delivery for exchange of shares of Company Common Stock, no dividends or other distributions with respect to shares of Parent Class A Stock will be payable on or with respect to any such fractional share, and such fractional share interests will not entitle the owner thereof to vote or to any other rights of a stockholder of Parent or the Surviving Corporation. No payment will be made with respect to fractional shares of Parent Class A Stock and the number thereof will be rounded down to the nearest whole number.

(f) The number of shares of Parent Class A Stock that the Company Stockholders are entitled to receive as a result of the First Merger and as otherwise contemplated by this Agreement will be adjusted to reflect appropriately the effect of any stock split, split-up, reverse stock split, stock dividend or distribution (including any dividend or distribution of securities convertible into Parent Class A Stock), extraordinary cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Parent Class A Stock occurring on or after the date hereof and prior to the Closing.

(g) Notwithstanding anything herein to the contrary, in no event will Parent be required to issue in connection with the Mergers or any of the other Transactions a number of shares of Parent Class A Stock (including shares of Parent Class A Stock issuable as a result of any conversion, exercise or exchange of securities of the Company) in excess of the aggregate number of shares of Parent Class A Stock issuable in accordance with the Payment Spreadsheet and the Rollover Spreadsheet and, with respect to the Escrow Shares, the applicable provisions of Article III and the PIPE Subscription Agreements.

(h) Upon the terms and subject to the conditions of this Agreement, at the Second Effective Time, by virtue of the Second Merger and without any action on the part of any Party, any Company Stockholder, or the holders of any shares of capital stock of Parent, the Surviving Corporation or Second Merger Sub: (a) each share of common stock of the Surviving Corporation issued and outstanding immediately prior to the Second Effective Time will be canceled and will cease to exist without any conversion thereof or payment therefor; and (b) the membership interests of Second Merger Sub outstanding immediately prior to the Second Effective Time will be converted into and become the membership interests of the Surviving Entity, which will constitute all of the outstanding equity of the Surviving Entity. From and after the Second Effective Time, the membership interests of the Second Merger Sub will be deemed for all purposes to represent the number of membership interests into which they were converted in accordance with the immediately preceding sentence.

Section 2.07 Exchange of Certificates.

(a) Prior to the Effective Time, Parent will appoint Continental (the “Exchange Agent”; it being agreed if Continental will not accept such appointment, Parent will appoint another commercial bank or trust company as Exchange Agent) for the purpose of exchanging certificates representing Company Common Stock (each, a “Certificate”) or book-entry shares representing Company Common Stock (including, with respect to such Certificates and book-entry shares, the Company Warrants converted to Company Capital Stock in connection with the Company Warrant Exercise and shares of Company Preferred Stock converted to Company Common Stock in connection with the Company Preferred Stock Conversion, but excluding Excluded Shares) and otherwise distributing to each holder of Company Common Stock (including the Company Warrants converted to Company Capital Stock in connection with the Company Warrant Exercise and shares of Company Preferred Stock converted to Company Common Stock in connection with the Company Preferred Stock Conversion, but excluding Excluded Shares) the portion of the Closing Merger Consideration issuable to each such holder of Company Common Stock.

(b) At the Effective Time, Parent will make available to the Exchange Agent the portion of the Closing Merger Consideration required to fund the payments set forth in Section 2.06(d)(i). Such shares of Parent Class A Stock deposited with the Exchange Agent will be referred to in this Agreement as the “Exchange Fund”. At the Effective Time, Parent will deliver irrevocable instructions to the Exchange Agent to deliver such foregoing portion of the Closing Merger Consideration out of the Exchange Fund in the manner it is contemplated to be issued pursuant to this Article II.

(c) As promptly as reasonably practicable following the Effective Time, the Exchange Agent will mail to each holder of Company Common Stock (including the Company Warrants converted to Company Capital Stock in connection with the Company Warrant Exercise and shares of Company Preferred Stock converted to Company Common Stock in connection with the Company Preferred Stock Conversion, but excluding Excluded Shares): (i) a letter of transmittal in customary form (the “Letter of Transmittal”); (ii) instructions for surrendering book-entry shares or Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 2.07(f)), as applicable; and (iii) a counterpart signature page to each of the Stockholder Consent, in the case of Company Stockholders that have not previously executed and delivered such agreements to Parent or the Company (collectively, the “Surrender Documentation”); provided, however, the Exchange Agent will not be required to deliver a Letter of Transmittal to any holder of Company Common Stock that has delivered its Letter of Transmittal and Surrender Documentation, if applicable, with respect to such holder’s Company Common Stock to the Exchange Agent at least two (2) Business Days prior to the Closing Date. Upon receipt by the Exchange Agent of the completed Letter of Transmittal and the Surrender Documentation, the Exchange Agent will deliver to the holder of such Company Common Stock the portion of the Closing Merger Consideration payable to such holder in respect of the Company Common Stock held by such holder in accordance with the terms of Section 2.06, less any required Tax withholdings as provided in Section 2.11; provided, however, if the holder of such Company Common Stock delivers to the Exchange Agent the Letter of Transmittal and Surrender Documentation, at least two (2) Business Days prior to the Closing Date, the Exchange Agent will deliver to the holder of such Company Common Stock the portion of the Closing Merger Consideration payable to such holder on the Closing Date or as promptly as practicable thereafter. All Certificates or book-entry shares surrendered by the Company Stockholders will forthwith be canceled. Until a Letter of Transmittal and Surrender Documentation has been received by the Exchange Agent, each share of Company Capital Stock will represent after the Effective Time for all purposes only the right to receive the portion of the Closing Merger Consideration payable in respect of such share of Company Capital Stock pursuant to Section 2.06. No interest will be paid or accrued on any amount payable upon due submission of any Letter of Transmittal or, if applicable, Surrender Documentation. As of the Effective Time, each Company Stockholder will cease to have any other rights in and to the Company, the Surviving Corporation or the Surviving Entity, and each Certificate or book-entry share relating to the ownership of shares of Company Common Stock (other than Excluded Shares) will thereafter represent only the right to receive the applicable portion of the Closing Merger Consideration.

(d) From and after the Effective Time, there will be no transfers on the stock transfer books of the Company of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate or book-entry share is presented to the Surviving Corporation, the Surviving Entity, Parent or the Exchange Agent for transfer, it will be canceled and deemed exchanged for (without interest and after giving effect to any required Tax withholdings as provided in Section 2.11) the portion of the Closing Merger Consideration represented by such Certificate or book-entry share.

(e) Any portion of the Exchange Fund that remains unclaimed by the Company Stockholders for one hundred eighty (180) days after the Effective Time will be delivered to the Surviving Entity. Any Company Stockholder who has not theretofore complied with this Article II will thereafter look only to the Surviving Entity for payment of their respective portion of the Closing Merger Consideration (after giving effect to any required Tax withholdings as provided in Section 2.11) upon due surrender of its Certificates (or affidavits of loss in lieu of the Certificates as provided in this Section 2.07(e)), without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, the Surviving Entity, Parent, the Exchange Agent or any other Person will be liable to any former Company Stockholder for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Legal Requirements.

(f) In the event any Certificate will have been lost, stolen or destroyed: (i) upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed; and (ii) if required by Parent, the posting by such Person of a bond in customary amount and upon such terms as may be required by Parent as indemnity against any claim that may be made against it, the Surviving Corporation or the Surviving Entity with respect to such Certificate, the Exchange Agent will issue the portion of the Closing Merger Consideration attributable to such Certificate (after giving effect to any required Tax withholdings as provided in Section 2.11).

Section 2.08 Payment of Expenses.

(a) No sooner than five (5) or later than two (2) Business Days prior to the Closing Date, the Company will provide to Parent a written report setting forth a list of all of the following fees and expenses incurred by or on behalf of the Company in connection with the preparation, negotiation and execution of this Agreement and the consummation of the Transactions (together with written invoices and wire transfer instructions for the payment thereof), solely to the extent such fees and expenses are incurred and expected to remain unpaid as of the close of business on the Business Day immediately preceding the Closing Date: (i) the fees and disbursements of outside counsel to the Company incurred in connection with the Transactions and (ii) the fees and expenses of any other agents, advisors, consultants, experts, financial advisors and other service providers engaged by the Company in connection with the Transactions (collectively, the “Company Transaction Costs”). On the Closing Date following the Second Effective Time, Parent will pay or cause to be paid by wire transfer of immediately available funds all such Company Transaction Costs. For the avoidance of doubt, the Company Transaction Costs will not include any fees and expenses of the Company Stockholders.

(b) No sooner than five (5) or later than two (2) Business Days prior to the Closing Date, Parent will provide to the Company a written report setting forth a list of all unpaid fees, expenses and disbursements incurred by or on behalf of Parent, First Merger Sub or Second Merger Sub for outside counsel, agents, advisors, consultants, experts, financial advisors and other service providers engaged by or on behalf of Parent, First Merger Sub or Second Merger Sub in connection with the Transactions or otherwise in connection with Parent’s operations (together with written invoices and wire transfer instructions for the payment thereof) (collectively, the “Parent Transaction Costs”). On the Closing Date following the Second Effective Time, Parent will pay or cause to be paid by wire transfer of immediately available funds all such Parent Transaction Costs.

(c) Parent will not pay or cause to be paid any Parent Transaction Costs or Company Transaction Costs other than in accordance with this Section 2.08 and Section 11.10.

Section 2.09 Appraisal Rights.

(a) Notwithstanding any provision of this Agreement to the contrary and to the extent available under the DGCL, shares of Company Capital Stock that are issued and outstanding immediately prior to the Effective Time and that are held by Company Stockholders who will have neither voted in favor of the Mergers nor consented thereto in writing, and who will have demanded properly in writing appraisal for such Company Capital Stock in accordance with Section 262 of the DGCL and otherwise complied with all provisions of the DGCL relevant to the exercise and perfection of appraisal rights under Section 262 of the DGCL (collectively, the “Dissenting Shares”), will not be converted into or become the right to receive, and such stockholders will have no right to receive, any consideration pursuant to this Agreement or any other Transaction Agreement, including the Aggregate Merger Consideration. At the Effective Time, all Dissenting Shares will be canceled and will cease to exist and will represent only those rights provided under Section 262 of the DGCL. If, after the Effective Time, any holder of Dissenting Shares fails to perfect or effectively withdraws or otherwise loses his, her or its rights to appraisal of such shares of Company Capital Stock under Section 262 of the DGCL, such shares will thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive any consideration, including the Aggregate Merger Consideration, that such shares are entitled to receive under this Agreement and any other Transaction Agreement, without any interest thereon, upon surrender, in the manner provided in this Agreement or any such other Transaction Agreement, of the certificate or certificates that formerly evidenced such shares of Company Capital Stock.

(b) Prior to the Closing, the Company will give Parent (i) prompt notice of any demands for appraisal received by the Company and any withdrawals of such demands, and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company will not, except with the prior written consent of Parent (which consent will not be unreasonably withheld), make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

Section 2.10 Treatment of Company Options; Company RSUs; Company Warrants; Bridge Notes.

(a) Effective as of the Effective Time, each Company In-the-Money Vested Option granted under any Company Incentive Plan that is outstanding and unexercised immediately prior to the Effective Time will be converted (with such conversion calculated net of any applicable exercise price) into a right to receive a number of shares of Parent Class A Stock as set forth in the Payment Spreadsheet, with each holder of Company In-the-Money Vested Options to receive that number of shares of Parent Class A Stock set forth opposite each holder’s name in the Payment Spreadsheet.

(b) Effective as of the Effective Time, each Company Option that is not a Company In-the-Money Vested Option granted under any Company Incentive Plan that is outstanding and unexercised immediately prior to the Effective Time, will be assumed by Parent and will be converted into a stock option (a “Parent Option”) to acquire shares of Parent Class A Stock in accordance with this Section 2.10(b). Each such Parent Option as so assumed and converted will continue to have, and will be subject to, the same terms and conditions as applied to the Company Option immediately prior to the Effective Time (but taking into account any changes thereto provided for in the applicable Company Incentive Plan, in any award agreement or in such Company Option by reason of this Agreement or the Transactions). As of the Effective Time, each such Parent Option as so assumed and converted will be for that number of shares of Parent Class A Stock set forth in theRollover Spreadsheet; provided, however, that the exercise price and the number of shares of Parent Class A Stock purchasable pursuant to the Parent Options will be determined in a manner consistent with the requirements of Section 409A of the Code; provided, further, that in the case of any Parent Option to which Section 422 of the Code applies, the exercise price and the number of shares of Parent Class A Stock purchasable pursuant to such option will be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code. As of the Effective Time, all Company Options will no longer be outstanding and each holder of Parent Options will cease to have any rights with respect to such Company Options, except as set forth in this Section 2.10(b).

(c) The Company will take all steps necessary to ensure that any Company RSU that would otherwise be vested and outstanding immediately prior to the Effective Time will be settled prior to the Effective Time such that such vested Company RSUs are not outstanding immediately prior to the Effective Time. Effective as of the Effective Time, each Company RSU that is unvested and outstanding immediately prior to the Effective Time, will be assumed by Parent and will be converted into a restricted stock unit (a “Parent RSU”) covering shares of Parent Class A Stock in accordance with this Section 2.10(c). Each such Parent RSU as so assumed and converted will continue to have, and will be subject to, the same terms and conditions as applied to the Company RSUs immediately prior to the Effective Time (but taking into account any changes thereto provided for in the applicable Company Incentive Plan, in any award agreement or in such Company RSU by reason of this Agreement or the Transactions). As of the Effective Time, each such Parent RSU as so assumed and converted will be for that number of shares of Parent Class A Stock set forth in the Rollover Spreadsheet. As of the Effective Time, all Company RSUs will no longer be outstanding and each holder of Parent RSUs will cease to have any rights with respect to such Company RSUs, except as set forth in this Section 2.10(c).

(d) Effective as of the Effective Time, after giving effect to the Company Warrant Exercise, each Company Warrant that is outstanding and unexercised immediately prior to the Effective Time (whether vested or unvested) will automatically terminate in accordance with its terms and be of no further or effect as of the Effective Time; provided that the foregoing will not affect the ability of a holder of any Company Warrants to exercise such Company Warrants in connection with the Transactions pursuant to the terms of such Company Warrants.

(e) Effective as of the Effective Time, each Bridge Note and New Getaround Bridge Note that is outstanding will convert in accordance with its terms and each holder thereof will receive that number of shares of Parent Class A Stock set forth opposite such holder’s name in the Payment Spreadsheet.

(f) The Company will take all necessary actions to effect the treatment of Company Options, Company RSUs and Company Warrants as set forth in this Agreement and in accordance with the Company Incentive Plans and the applicable award agreements.

Section 2.11 Withholding Taxes. Notwithstanding anything in this Agreement to the contrary, Parent, First Merger Sub, Second Merger Sub, the Company, the Surviving Corporation, the Surviving Entity, the Exchange Agent, the Escrow Agent and their respective Affiliates will be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement, any amount required to be deducted and withheld with respect to the making of such payment under Applicable Legal Requirements; provided, however, if Parent, First Merger Sub, Second Merger Sub, any of

their respective Affiliates, or any Person acting on their behalf determines that any payment to the Company Stockholders hereunder is subject to deduction and/or withholding, then Parent will provide notice to the relevant payee (except with respect to amounts or items treated as relating to compensation for services for Tax purposes) as soon as reasonably practicable after such determination. To the extent that amounts are so withheld and paid over to the appropriate Governmental Entity, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Any amounts so withheld will be timely remitted to the applicable Governmental Entity.

Section 2.12 Taking of Necessary Action; Further Action. If, at any time after the Effective Time or the Second Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation following the First Merger and the Surviving Entity following the Second Merger with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company, First Merger Sub and Second Merger Sub, the officers and directors or members, as applicable, (or their designees) of the Company, First Merger Sub and Second Merger Sub are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

Section 2.13 Tax Treatment of the Mergers. The Parties intend that, for U.S. federal income tax purposes, the Mergers will constitute an integrated plan described in Rev. Rul. 2001-46, 2001-2 C.B. 321 that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations to which each of Parent and the Company are to be parties under Section 368(b) of the Code and the Treasury Regulations (the “Intended Tax Treatment”) and this Agreement is intended to be, and is adopted as, a plan of reorganization for purposes of Sections 354, 361 and the 368 of the Code and within the meaning of Treasury Regulations Section 1.368-2(g). None of the Parties knows of any fact or circumstance (without conducting independent inquiry or diligence of the other relevant party), or has taken or will take any action, whether before or after the Mergers, if such fact, circumstance or action would be reasonably expected to cause the Mergers, taken together, to fail to qualify for the Intended Tax Treatment. The Mergers, taken together, will be reported by the Parties for all Tax purposes in accordance with the Intended Tax Treatment, including the filing of the statement required by Treasury Regulations Section 1.368-3, unless otherwise required by applicable law as a result of a “determination” (within the meaning of Section 1313(a) of the Code). The Parties will reasonably cooperate, and will cause their respective Representatives to reasonably cooperate, to document and support the Intended Tax Treatment, including providing factual support letters of the sort customarily provided as the basis for a legal opinion that the Mergers qualify for the Intended Tax Treatment.

ARTICLE III

EARNOUT SHARES AND ESCROW SHARES

Section 3.01 Issuance of Earnout Shares.

(a) Following the Closing, in addition to the Closing Merger Consideration, if, at any time during the period following the Closing Date (inclusive of the Closing Date) and expiring on the seventh (7th) anniversary of the Closing Date (the “Earnout Period”):

(i) the VWAP of the shares of Parent Class A Stock equals or exceeds $13.50 for any twenty (20) Trading Days within a period of thirty (30) consecutive Trading Days (the “First Level Earnout Target”), then as soon as commercially practicable and in any event within three (3) Business Days following the achievement of the First Level Earnout Target, Parent will issue or cause to be released from vesting (A) 3,400,000 shares of Parent Class A Stock (the “First Level Earnout Shares”) to the Company Stockholders, the holders of Bridge Notes, the holders of Company In-the-Money Vested Options (the “Earnout Recipients”), in accordance with, and pursuant to, the Payment Spreadsheet, and (B) 1,100,000 shares of Parent Class A Stock (the “First Level Incentive Earnout Shares”) to the Company Personnel in accordance with, and pursuant to, the Equity Incentive Plan;

(ii) the VWAP of the shares of Parent Class A Stock equals or exceeds $17.00 for any twenty (20) Trading Days within a period of thirty (30) consecutive Trading Days (the “Second Level Earnout Target”), then as soon as commercially practicable and in any event within three (3) Business Days following the achievement of the Second Level Earnout Target, Parent will issue or cause to be released from vesting (A) 3,400,000 shares of Parent Class A Stock (the “Second Level Earnout Shares”) to the Earnout Recipients, in accordance with, and pursuant to, the Payment Spreadsheet, and (B) 1,100,000 shares of Parent Class A Stock (the “Second Level Incentive Earnout Shares”) to the Company Personnel in accordance with, and pursuant to, the Equity Incentive Plan;

(iii) the VWAP of the shares of Parent Class A Stock equals or exceeds $25.00 for any twenty (20) Trading Days within a period of thirty (30) consecutive Trading Days (the “Third Level Earnout Target”), then as soon as commercially practicable and in any event within three (3) Business Days following the achievement of the Third Level Earnout Target, Parent will issue or caused to be released from vesting (A) 4,533,333 shares of Parent Class A Stock (the “Third Level Earnout Shares”) to the Earnout Recipients, in accordance with, and pursuant to, the Payment Spreadsheet and (B) 1,466,667 shares of Parent Class A Stock (the “Third Level Incentive Earnout Shares”) to the Company Personnel in accordance with, and pursuant to, the Equity Incentive Plan;

(iv) the VWAP of the shares of Parent Class A Stock equals or exceeds $30.00 for any twenty (20) Trading Days within a period of thirty (30) consecutive Trading Days (the “Fourth Level Earnout Target”), then as soon as commercially practicable and in any event within three (3) Business Days following the achievement of the Fourth Level Earnout Target, Parent will issue or caused to be released from vesting (A) 5,666,666 shares of Parent Class A Stock (the “Fourth Level Earnout Shares”) to the Earnout Recipients, in accordance with, and pursuant to, the Payment Spreadsheet and (B) 1,833,334 shares of Parent Class A Stock (the “Fourth Level Incentive Earnout Shares”) to the Company Personnel in accordance with, and pursuant to, the Equity Incentive Plan;

(v) the VWAP of the shares of Parent Class A Stock equals or exceeds $37.00 for any twenty (20) Trading Days within a period of thirty (30) consecutive Trading Days (the “Fifth Level Earnout Target”), then as soon as commercially practicable and in any event within three (3) Business Days following the achievement of the Fifth Level Earnout Target, Parent will issue or cause to be released from vesting (A) 5,666,667 shares of Parent Class A Stock (the “Fifth Level Earnout Shares”) to the Earnout Recipients, in accordance with, and pursuant to, the Payment Spreadsheet and (B) 1,833,333 shares of Parent Class A Stock (the “Fifth Level Incentive Earnout Shares”) to the Company Personnel in accordance with, and pursuant to, the Equity Incentive Plan;

(vi) the VWAP of the shares of Parent Class A Stock equals or exceeds $46.00 for any twenty (20) Trading Days within a period of thirty (30) consecutive Trading Days (the “Sixth Level Earnout Target”), then as soon as commercially practicable and in any event within three (3) Business Days following the achievement of the Sixth Level Earnout Target, Parent will issue or cause to be released from vesting (A) 5,666,667 shares of Parent Class A Stock (the “Sixth Level Earnout Shares”) to the Earnout Recipients, in accordance with, and pursuant to, the Payment Spreadsheet and (B) 1,833,333 shares of Parent Class A Stock (the “Sixth Level Incentive Earnout Shares”) to the Company Personnel in accordance with, and pursuant to, the Equity Incentive Plan; and

(vii) the VWAP of the shares of Parent Class A Stock equals or exceeds $55.00 for any twenty (20) Trading Days within a period of thirty (30) consecutive Trading Days (the “Seventh Level Earnout Target” and, together with the First Level Earnout Target, the Second Level Earnout Target, the Third Level Earnout Target, the Fourth Level Earnout Target, the Fifth Level Earnout Target and the Sixth Level Earnout Target, the “Earnout Targets”), then as soon as commercially practicable and in any event within three (3) Business Days following the achievement of the Seventh Level Earnout Target, Parent will issue or cause to be released from vesting (A) 5,666,667 shares of Parent Class A Stock (the “Seventh Level Earnout Shares” and together with the First Level Earnout Shares, the Second Level Earnout Shares, the Third Level Earnout Shares, the Fourth Level Earnout Shares, the Fifth Level Earnout Shares and the Sixth Level Earnout Shares, the “Earnout Shares”) to the Earnout Recipients, in accordance with, and pursuant to, the Payment Spreadsheet and (B) 1,833,333 shares of Parent Class A Stock (the “Seventh Level Incentive Earnout Shares” and together with the First Level Incentive Earnout Shares, the Second Level Incentive Earnout Shares, the Third Level Incentive Earnout Shares, the Fourth Level Incentive Earnout Shares, the Fifth Level Incentive Earnout Shares and the Sixth Level Incentive Earnout Shares, the “Incentive Earnout Shares”) to the Company Personnel in accordance with, and pursuant to, the Equity Incentive Plan.

(b) If, during the Earnout Period, there is a Change of Control in which the stockholders of Parent have the right to exchange their shares for cash, securities or other property having a value equaling or exceeding the VWAP underlying the Earnout Targets (for any non-cash proceeds, as determined based on the agreed valuation set forth in the applicable definitive agreements for such transaction or, in the absence of such valuation, as determined in good faith by the Parent Board) (an “Acceleration Event”), then, immediately prior to the consummation of such Change of Control, (a) any such Earnout Target that has not previously occurred will be deemed to have occurred and (b) Parent will issue or caused to be released from vesting the applicable Earnout Shares to the Earnout Recipients in accordance with, and pursuant to, the Payment Spreadsheet and the Incentive Earnout Shares to the Company Personnel in accordance with, and pursuant to, the Equity Incentive Plan, and the Earnout Recipients and the Company Personnel will be eligible to participate in such Change of Control with respect to such Earnout Shares and Incentive Earnout Shares, as applicable. The applicable Earnout Target will be deemed satisfied in connection with a Change of Control if (a) the aggregate value of the proceeds payable to, or in the event of an asset sale, available for distribution to, Parent’s stockholders divided by (b) the sum of (i) the number of outstanding Parent Class A Stock immediately prior to the consummation of such Change of Control plus (ii) the number of Parent Class A Stock issuable pursuant to the applicable Earnout Target, will be equal to or will exceed the VWAP underlying the applicable Earnout Target.

(c) Notwithstanding the foregoing, none of the Earnout Shares issuable pursuant to Section 3.01(a) will be released to any Earnout Recipient who is required to file a notification pursuant to the HSR Act or under any applicable Antitrust Laws until any applicable waiting period pursuant to the HSR Act or applicable Antitrust Laws has expired or been terminated, or required approval under any other Antitrust Law is obtained; provided, that any such Earnout Recipient has notified Parent of such required filing pursuant to the HSR Act or other Antitrust Law in connection therewith following reasonable advance notice from Parent of the reasonably anticipated issuance of Earnout Shares.

(d) For the avoidance of doubt, the Earnout Targets may all be satisfied over the same period of Trading Days or any other periods that have overlapping Trading Days, and if each Earnout Target is separately met (i) the Earnout Shares and the Incentive Earnout Shares in connection with each such Earnout Target will be earned and no longer subject to the restrictions set forth in this Section 3.01, and will be cumulative with the Earnout Shares and Incentive Earnout Shares earned prior to such time and (ii) in no event will the Earnout Recipients be entitled to receive in the aggregate more than the Earnout Shares nor will the Company Personnel receive in the aggregate more than the Incentive Earnout Shares.

(e) The issuance of the Incentive Earnout Shares in accordance with this Section 3.01 will be made under the Equity Incentive Plan and will be provided for by resolution of the Parent Board. The Equity Incentive Plan will reserve 11,000,000 Incentive Earnout Shares (the “Incentive Earnout Shares Pool”) for issuance to the Company Personnel, to be issued upon achievements of the Earnout Targets.

(f) If any Earnout Target will not have been satisfied during the Earnout Period, the obligations to issue Earnout Shares and Incentive Earnout Shares in this Section 3.01 with respect to such Earnout Target will terminate and no longer apply.

(g) The Earnout Shares, Incentive Earnout Shares and the Earnout Targets will be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into shares of Parent Class A Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to shares of Parent Class A Stock, occurring on or after the date hereof and prior to the time any such Earnout Shares or Incentive Earnout Shares, as applicable, are delivered to the Earnout Recipients or Company Personnel, if any.

Section 3.02 Tax Treatment of Earnout Shares. Any issuance of Earnout Shares, including any issuance of Earnout Shares made upon the occurrence of an Acceleration Event pursuant to Section 3.01(b), will be treated as an adjustment to the Aggregate Merger Consideration by the Parties hereto for Tax purposes and not treated as “other property” within the meaning of Section 356 of the Code, unless otherwise required by applicable law as a result of a “determination” (within the meaning of Section 1313(a) of the Code).

Section 3.03 Escrow Shares.

(a) Subject to the terms and conditions set forth in this Agreement and the Escrow Agreement, one million (1,000,000) Escrow Shares will be set aside and allocated as agreed upon by Parent and the Company, including for the benefit of some or all of the Non-Redeeming Parent Stockholders.

(b) In the event of a PIPE Investment, a number of Escrow Shares equal to (i) 8,333,333 multiplied by (ii) a fraction, (A) the numerator of which will be the lesser of (y) the PIPE Investment Amount and (z) $125,000,000 and (B) the denominator of which will be $125,000,000 (the “PIPE Protection Shares”), will be set aside for the benefit of the PIPE Investors and will be allocable to the PIPE Investors pursuant to the PIPE Subscription Agreements and the Escrow Agreement. The PIPE Protection Shares will be the only shares of Parent Class A Stock in the Escrow Account set aside for the benefit of the PIPE Investors. The PIPE Protection Shares will be held in the Escrow Account and disbursed in accordance with the terms of this Agreement, the Escrow Agreement and the PIPE Subscription Agreements (including any vesting terms applicable to Escrow Shares contained therein).

(c) Subject to Section 3.03(a) and Section 3.03(b), the remaining portion of the Escrow Shares, including any remaining PIPE Protection Shares not allocated pursuant to Section 3.03(b) (the “Additional Shares”) will be set aside and allocated as agreed upon by Parent and the Company, including, in case the PIPE Investment Amount is less than $125,000,000, for the benefit of some or all of the Non-Redeeming Parent Stockholders. If Parent and the Company fail to agree upon an allocation of the Additional Shares, then all of the Additional Shares will be allocated for the benefit of the Non-Redeeming Parent Stockholders. The Additional Shares will be held in the Escrow Account and disbursed in accordance with the terms of this Agreement, the Escrow Agreement and as may be agreed upon by Parent and the Company.

(d) Following the expiration of the Protection Period, subject to Section 3.03(a), Section 3.03(b) and Section 3.03(c), should any of the Escrow Shares remain, then Parent and the Company will, as soon as practicable, instruct the Escrow Agent to distribute such Escrow Shares pro rata to the Company Stockholders.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY

Except as set forth in the letter dated as of the date hereof delivered by the Company to Parent, First Merger Sub and Second Merger Sub prior to or in connection with the execution and delivery of this Agreement (the “Company Disclosure Letter”), the Company hereby represents and warrants to Parent, First Merger Sub and Second Merger Sub as of the date hereof and as of the Closing Date as follows:

Section 4.01 Organization and Qualification. The Company is a corporation duly incorporated, validly existing and in good standing under the Legal Requirements of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, except as would not be material to the Group Companies, taken as a whole. The Company is duly licensed, qualified to do business and in good standing in each jurisdiction in which the ownership of its property or assets or the character of its activities requires it to be so licensed, qualified or in good standing, except where the failure to be so licensed or qualified or in good standing would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole. Complete and correct copies of the certificate of incorporation and by-laws (or other comparable governing instruments with different names) (collectively referred to herein as “Charter Documents”) of the Company as amended and currently in effect, have been made available to Parent or its Representatives. The Company is not in violation in any material respect of its Charter Documents.

Section 4.02 Company Subsidiaries.

(a) The Company’s direct and indirect Subsidiaries, together with their jurisdiction of incorporation or organization, as applicable, are listed on Section 4.02(a) of the Company Disclosure Letter (the “Company Subsidiaries”). Each Company Subsidiary has been duly formed or organized and is validly existing under the Legal Requirements of its respective jurisdiction of incorporation or organization and has the requisite power and authority to own, lease and operate its assets and properties and to conduct its business as now being conducted, except where the failure to be so formed, organized or existing, or to have such power and authority, would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole. The Company has made available to Parent or its Representatives true and complete copies of the Charter Documents of the Company Subsidiaries, as amended and currently in effect. None of the Company Subsidiaries is in violation in any material respect of its Charter Documents.

(b) Each Company Subsidiary is duly licensed or qualified to do business and, where applicable, is in good standing as a foreign corporation (or other entity, if applicable) in each jurisdiction in which it is conducting business, or the operation, ownership or leasing of its property or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be so licensed or qualified or in good standing would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole.

Section 4.03 Capitalization.

(a) As of the date hereof, the authorized capital stock of the Company consists of the following shares, each with a par value of $0.00001 per share: (i) 287,000,000 shares of common stock (“Company Common Stock”), of which 56,487,116 shares are issued and outstanding, (ii) 99,000,000 shares of non-voting common stock (“Non-Voting Common Stock”), of which 22,155,719 shares are issued and outstanding, (iii) 300,000 shares of class B non-voting common stock (“Class B Non-Voting Common Stock”), of which 285,937 shares are issued and outstanding, and (iv) 186,388,450 shares of preferred stock (“Company Preferred Stock”), of which (A) 14,497,716 shares are designated Series A Preferred Stock, of which 10,678,459 shares are issued and outstanding, (B) 11,980,730 shares are designated Series B Preferred Stock (the “Series B Preferred Stock”), of which 5,119,213 shares are issued and outstanding, (C) 18,526,490 shares are designated Series C Preferred Stock, of which 10,836,279 shares are issued and outstanding, (D) 45,812,043 shares are designated Series D Preferred Stock (the “Series D Preferred Stock”), of which 44,439,418 shares are issued and outstanding, (E) 2,712,109 shares are designated Series D-2 Preferred Stock, none of which are issued and outstanding, (F) 5,344,476 shares are designated Series D-3 Preferred Stock (the “Series D-3 Preferred Stock”), of which 5,344,476 shares are issued and outstanding, (G) 23,960,873 shares are designated Series E Preferred Stock (the “Series E Preferred Stock”), of which 18,987,106 shares are issued and outstanding, (H) 22,286,950 shares are designated Series E-1 Preferred Stock, of which 22,286,925 shares are issued and outstanding, (I) 23,437,500 shares are designated Series E-2 Preferred Stock (the “Series E-2 Preferred Stock”), of which 6,784,347 shares are issued and outstanding, and (J) 17,829,563 shares are designated Series E-3 Preferred Stock (the “Series E-3 Preferred Stock”), of which 1,244,801 shares are issued and outstanding. All of the issued and outstanding shares of Company Capital Stock: (i) have been duly authorized and validly issued and are fully paid and non-assessable; (ii) have been offered, sold and issued in compliance in all material respects with Applicable Legal Requirements, and all requirements set forth in (A) the Charter Documents of the Company and (B) any other applicable Contracts governing the issuance of such securities; (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any Applicable Legal Requirement, the Charter Documents of the Company or any Contract to which the Company is a party or otherwise bound; and (iv) are free and clear of any Liens (other than Liens arising pursuant to applicable securities laws). Section 4.03(a) of the Company Disclosure Letter is a true, correct and complete list of each holder of issued and outstanding capital stock or other equity securities (including notes and other securities convertible into equity securities) of the Company and the number of shares or other equity interests held by each such holder as of the date hereof.

(b) As of the date hereof, Company Warrants to purchase (i) 354,353 shares of Company Common Stock, (ii) 300,000 shares of Series B Preferred Stock, (iii) 11,674,564 shares of Series E-2 Preferred Stock, and (iv) 16,584,742 shares of Series E-3 Preferred Stock are authorized and outstanding, and no other warrants to purchase shares of Company Capital Stock are authorized or outstanding. All outstanding Company Warrants: (i) have been duly authorized and validly issued and constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to the Remedies Exception; (ii) have been offered, sold and issued in compliance in all material respects with the Applicable Legal Requirements, and all requirements set forth in (A) the Charter Documents of the Company and (B) any other applicable Contracts governing the issuance of such securities; (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any Applicable Legal Requirement, the Charter Documents of the Company or any Contract to which the Company is a party or otherwise bound; and (iv) are free and clear of any Liens (other than Liens arising pursuant to applicable securities laws).

(c) As of the date hereof, (i) Company Options to purchase 18,547,514 shares of Company Common Stock, with an aggregate exercise price equal to $19,712,285.38, of which 1,761,661 Company Options that have not been exercised have early exercise features, (ii) Company Restricted Stock with respect to 16,616,502 shares of Company Common Stock, of which 4,658,334 shares of restricted Company Common Stock have been received upon the early exercise of Company Options and are subject to vesting conditions as of the date hereof, and (iii) Company RSUs with respect to 3,472,025 shares of Company Common Stock as of the date hereof, are outstanding. Section 4.03(c) of the Company Disclosure Letter includes a true and complete list of each current or former employee, consultant or director of the Company or any of its Subsidiaries who, as of the date hereof, holds a Company Award, the number of shares of Company Common Stock subject thereto, vesting schedule and if applicable, the exercise price or purchase price applicable thereto. All Company Awards are evidenced by award agreements in substantially the forms previously made available to Parent, and no Company Award is subject to terms that are materially different from those set forth in such forms. Each Company Award was validly issued and properly approved by the Company Board (or appropriate committee thereof). Each Company Option that is subject to U.S. tax law has been granted with an exercise price that is intended to be no less than the fair market value of the underlying Company Common Stock on the date of grant or is structured to comply with, or be exempt from, Section 409A of the Code.

(d) Except for the Company Awards that are evidenced by award agreements in substantially the forms previously made available to Parent and are not otherwise subject to terms that are materially different from those set forth in such forms, there are (i) no subscriptions, calls, options, warrants, preemptive rights, conversion rights or other rights or other securities convertible into or exchangeable or exercisable for Company Common Stock or the equity interests of the Company, or any other Contracts to which the Company is a party or by which the Company is bound obligating the Company to issue or sell any shares of capital stock of, other equity interests in or debt securities of, the Company and (ii) no equity equivalents, stock appreciation rights, phantom stock ownership interests, restricted share units, contingent value rights or similar rights in the Company. There are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any securities or equity interests of the Company. There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the Company Stockholders may vote. The Company is not party to any shareholders agreement, proxies, voting trust, voting agreement, registration rights agreement or other agreements relating to its equity interests.

(e) The outstanding shares of capital stock or equity interests of each of the Company Subsidiaries: (i) have been duly authorized and validly issued, are, to the extent applicable, fully paid and non-assessable; (ii) have been offered, sold and issued in compliance in all material respects with Applicable Legal Requirements, including federal and state securities laws, and all requirements set forth in (A) the Charter Documents of each such Subsidiary, and (B) any other applicable Contracts governing the issuance of such securities; (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any Applicable Legal Requirements, the Charter Documents of each such Subsidiary or any Contract to which each such Subsidiary is a party or otherwise bound; and (iv) are free and clear of any Liens. The Company or one or more of its wholly owned Subsidiaries own of record and beneficially all the issued and outstanding shares of capital stock (or other equity interests) of such Company Subsidiaries. There are no outstanding options, warrants, rights or other securities convertible into or exercisable or exchangeable for any shares of capital stock (or other equity interests) of such Company Subsidiaries, any other commitments, calls, conversion rights, rights of exchange or privilege (whether pre-emptive, contractual or by matter of law), plans or other agreements of any character providing for the issuance of additional shares (or other equity interests), the sale of treasury shares, or for the repurchase or redemption of such Company Subsidiaries’ shares of capital stock (or other equity interests), or any agreements of any kind which may obligate any Company Subsidiary to issue, purchase, register for sale, redeem or otherwise acquire any of its shares of capital stock (or other equity interests). Neither the Company nor any of the Company Subsidiaries owns, directly or indirectly, any ownership, equity, profits or voting interest in any Person or have any agreement or commitment to purchase any such interest, and has not agreed and is not obligated to make nor is bound by any written, oral or other Contract, binding understanding, option, warranty or undertaking of any nature, as of the date hereof or as may hereafter be in effect under which it may become obligated to make, any future investment in or capital contribution to any other entity.

(f) Except as otherwise provided for in this Agreement, as a result of the consummation of the Transactions, no shares of capital stock, warrants, options or other securities of the Company are issuable and no rights in connection with any shares, warrants, options or other securities of the Company accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

Section 4.04 Due Authorization.

(a) The Company has all requisite corporate power and authority to (i) execute and deliver this Agreement and the other Transaction Agreements to which it is a party, and (ii) carry out the Company’s obligations hereunder and thereunder and to consummate the Transactions, subject to the Company Requisite Stockholder Approval. The execution and delivery by the Company of this Agreement and the other Transaction Agreements to which it is a party and the consummation by the Company of the Transactions have been duly and validly authorized by all requisite action, including approval by the Company Board and, following receipt of the Company Requisite Stockholder Approval, the Company Stockholders as required by the DGCL, and no other corporate proceeding on the part of the Company is necessary to authorize this Agreement. The Company Holders own shares of Company Capital Stock that represent outstanding voting power of the Company sufficient to constitute the Company Requisite Stockholder Approval. This Agreement and the other Transaction Agreements to which it is or will be a party have been or will be duly and validly executed and delivered by the Company and (assuming this Agreement constitutes a legal, valid and binding obligation of each of Parent, First Merger Sub and Second Merger Sub) constitute or will constitute the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity (collectively, the “Remedies Exception”).

(b) By resolutions duly adopted (and not thereafter modified or rescinded), the Company Board has unanimously: (i) determined that it is fair and in the best interests of the Company and the stockholders of the Company, and declared it advisable, to enter into this Agreement providing for the Mergers in accordance with the DGCL and DLLCA, as applicable; (ii) approved this Agreement and the Transactions, including the Mergers, in accordance with the DGCL and DLLCA, as applicable, on the terms and subject to the conditions of this Agreement; (iii) resolved to submit this Agreement and the Transactions (including the Mergers) to the stockholders of the Company for their approval and adoption by written consent; and (iv) resolved to recommend adoption of this Agreement and approval of the Transactions (including the Mergers) by the stockholders of the Company by written consent. No other corporate action is required on the part of the Company or any of the Company Stockholders or the holders of other equity interests of the Company to enter into this Agreement and the other Transaction Agreements to which the Company is party and to perform the transactions contemplated hereby and thereby and to approve the Mergers, other than the Company Requisite Stockholder Approval. The Company Requisite Stockholder Approval is the only vote or consent of the holders of any class or series of the Company’s capital stock or other equity interests required to approve and adopt this Agreement and the Transaction Agreements and approve the Mergers and consummate the Mergers and the other transactions contemplated hereby and thereby.

Section 4.05 No Conflict; Governmental Consents and Filings.

(a) Subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 4.05(b), the execution, delivery and performance of this Agreement (including the consummation by the Company of the Transactions) and the other Transaction Agreements to which the Company is a party by the Company do not and will not: (i) violate any provision of, or result in the breach of, any Applicable Legal Requirement to which any of the Group Companies is subject or by which any property or asset of any of the Group Companies is bound; (ii) conflict with or violate the Charter Documents of any of the Group Companies; (iii) violate any provision of or result in a breach, default or acceleration of, or require a consent under, or terminate or result in the termination of, any Contract to which any of the Group Companies is a party or by which any Group Company is bound or under which any Group Company has any obligation or under which any Group Company has any right or interest; (iv) result in the creation of any Lien upon any of the properties or assets of any of the Group Companies, under any Contract to which any of the Group Companies is a party or by which any Group Company is bound or under which any Group Company has any obligation or under which any Group Company has any right or interest, or constitute an event which, after notice or lapse of time or both, would result in any such violation, breach, default, acceleration, termination or creation of a Lien, except to the extent that the occurrence of any of the foregoing items set forth in clauses (iii) or (iv) would not, individually or in the aggregate, have a Company Material Adverse Effect.

(b) Assuming the accuracy of the representations and warranties of Parent contained in this Agreement, no consent, notice, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of the Company with respect to the Company’s execution, delivery or performance of this Agreement, any of the other Transaction Agreements to which it is a party or the consummation by the Company of the Transactions, except for: (i) applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”) or any similar foreign Law; (ii) any consents, notices, approvals, authorizations, designations, declarations or filings, the absence of which would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole; (iii) compliance with any applicable requirements of the securities laws; (iv) as otherwise disclosed on Section 4.05(b) or Section 8.01(d) of the Company Disclosure Letter; (v) the filing of the First Certificate of Merger in accordance with the DGCL; and (vi) the filing of the Second Certificate of Merger in accordance with the DLLCA.

(c) The Company is not a TID US business as defined in 31 C.F.R. § 800.248.

Section 4.06 Legal Compliance; Approvals.

(a) Each of the Group Companies has during the past three (3) years complied with, and is not currently in violation of, any Applicable Legal Requirements with respect to the conduct of its business, or the ownership or operation of its business, except for failures to comply or violations which, individually or in the aggregate, have not been and would not reasonably be expected to be material to the Group Companies, taken as a whole. No written, or to the Knowledge of the Company, oral notice of non-compliance with any Applicable Legal Requirements has been received during the past three (3) years by any of the Group Companies.

(b) Each Group Company is in possession of all franchises, grants, authorizations, licenses, permits, consents, certificates, approvals and orders from Governmental Entities (“Approvals”) necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to have such Approvals would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole, and is in compliance in all material respects with all material terms and conditions of such Approvals. All of such Approvals are valid and have not been terminated and none of such Approvals will be terminated as a result of, or in connection with, the consummation of the Transactions. No Group Company is in material default under any such Approval and, to the Knowledge of the Company, no condition exists that, with the giving of notice or lapse of time or both, would constitute a material default under such Approval, and no Legal Proceeding is pending or, to the Knowledge of the Company, threatened, to suspend, revoke, withdraw, modify or limit any such Approval in a manner that has or would reasonably be expected to have a material adverse effect on the ability of the applicable Group Company to use such Approval to conduct its business.

Section 4.07 Financial Statements.

(a) Set forth on Section 4.07(a) of the Company Disclosure Letter are true, correct and complete copies of: (i) the audited consolidated balance sheets as of December 31, 2021, 2020 and 2019 and the related consolidated statements of operations, stockholders’ equity and cash flows of the Company and its Subsidiaries for the twelve-month periods ended December 31, 2021, 2020 and 2019 together with the auditor’s reports thereon (the “Audited Financial Statements”). The Audited Financial Statements were derived from the books and records of the Group Companies, which books and records are, in all material respects, true, correct and complete and have been maintained in all material respects in accordance with commercially reasonable business practices. The Audited Financial Statements present fairly, in all material respects, the consolidated financial position and results of operations of the Company and its Subsidiaries as of the dates and for the periods indicated in such Audited Financial Statements in conformity with GAAP. Since December 31, 2021, there has been no material change in any accounting principle, procedure or practice followed by the Company or in the method of applying any such principle, procedure or practice.

(b) The Company has established and maintains a system of internal accounting policies and controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management’s authorization; (ii) all income and expense items are in all material respects properly recorded for the relevant periods in accordance with the policies maintained by the Group Companies; and (iii) financial statements and reports for external purposes are prepared in accordance with GAAP (“Internal Controls”). The Company has not identified in writing and has not received written or, to the Knowledge of the Company, oral notice from an independent auditor of (x) any significant deficiency or material weakness in the system of Internal Controls utilized by the Group Companies, (y) any facts that, in their totality, reasonably constitute fraud that involves the Group Companies’ management or other employees who have a role in the preparation of financial statements or the Internal Controls utilized by the Group Companies, or (z) any claim or allegation regarding any of the foregoing. There are no significant deficiencies or material weaknesses in the design or operation of the Internal Controls over financial reporting that would reasonably be expected to adversely affect, in a material manner, the Company’s ability to record, process, summarize and report financial information, and, to the Knowledge of the Company, there are no facts that, in their totality, reasonably constitute fraud committed by the Company or any of its Affiliates (other than a Group Company), the management of any Group Company or any other Person, which actual and intentional common law fraud involves any Group Company or their respective management, employees, assets or operations.

(c) Each of the independent auditors for the Group Companies, with respect to their report as included in the Audited Financial Statements, is an independent registered public accounting firm within the meaning of the Securities Act and the applicable rules and regulations adopted by the SEC.

(d) There are no outstanding loans or other extensions of credit made by the Company to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company.

(e) No Group Company maintains any “off-balance sheet arrangement” within the meaning of Item 303 of Regulation S-K of the SEC.

(f) Set forth in Section 4.07(f) of the Company Disclosure Letter are true and correct copies of the draft audited consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2021 and December 31, 2020, and drafts of the related audited consolidated statements of operations, cash flows and stockholders’ equity for the years ended December 31, 2021 and December 31, 2020 (the “Draft PCAOB Financial Statements”). The PCAOB Audited Financials, when delivered pursuant to Section 7.01(d), will (i) be true and complete, (ii) be prepared in accordance with GAAP applied on a consistent basis through the periods indicated (except as may be indicated in the notes thereto) and (iii) fairly present, in all material respects, the financial position, results of operations and cash flows of the Company and the Group Companies as at the date(s) thereof and for the period(s) indicated therein, except as otherwise noted therein. The PCAOB Audited Financials will be substantially similar to the Audited Financial Statements in respect of the presentation of cash, accounts receivable, operating liabilities and billings.

Section 4.08 No Undisclosed Liabilities. The Group Companies have no liabilities, debts or obligations (asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured), except for liabilities, debts and obligations: (a) provided for in, or otherwise reflected or reserved for on the Audited Financial Statements or disclosed in the notes thereto; (b) that have arisen since the date of the most recent balance sheet included in the Audited Financial Statements in the ordinary course of the operation of business of the Group Companies (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of Company Material Contract, breach of warranty, tort, infringement or violation of a material Legal Requirement); (c) liabilities arising under this Agreement and/or the performance by the Company of its obligations hereunder; or (d) which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.09 Absence of Certain Changes or Events. Except as expressly contemplated by this Agreement, since December 31, 2021 through the date hereof, (a) each of the Group Companies has conducted its business in the ordinary course consistent with past practice, (b) the Group Companies have not sold, assigned or otherwise transferred ownership of any of their material assets (including Intellectual Property) other than sales, assignments or transfers in the ordinary course of business, (c) the Group Companies have not suffered or imposed any Lien (other than any Permitted Lien) upon any of material assets (including any Owned Intellectual Property) and (d) there has not been any effect, change, event, fact, condition or occurrence, that, individually or in the aggregate, has had, or would reasonably be expected to have, a Company Material Adverse Effect. Since the date of the Audited Financial Statements, the Company has not taken or omitted to take any action that, if taken or omitted to be taken after the date hereof would require the prior written consent of Parent pursuant to Section 6.01.

Section 4.10 Litigation. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole, there are: (a) no pending or, to the Knowledge of the Company, threatened, Legal Proceedings against any of the Group Companies or any of its properties or assets, or any of the directors or officers of any of the Group Companies with regard to their actions as such; (b) no pending or threatened Legal Proceedings by any of the Group Companies against any third Person; (c) no settlements or similar agreements that imposes any ongoing obligations or restrictions on any of the Group Companies or any of their properties or assets, or any of the directors or officers of any of the Group Companies with regard to their actions as such; and (d) no Orders imposed or, to the Knowledge of the Company, threatened to be imposed upon any of the Group Companies or any of their respective properties or assets, or any of the directors or officers of any of the Group Companies with regard to their actions as such. The Group Companies are not subject to one or more final or non-appealable judgments or decrees that have not otherwise been vacated, discharged or stayed or bonded pending appeal involving in the aggregate a liability (not paid or to the extent not covered by a reputable and solvent insurance company) equal to or exceeding $2,500,000 in the aggregate.

Section 4.11 Company Benefit Plans.

(a) Section 4.11(a) of the Company Disclosure Letter sets forth a complete list of each material Company Benefit Plan.

(b) With respect to each Company Benefit Plan, the Company has made available to Parent or its Representatives, to the extent applicable, true, correct and complete copies of: (i) such Company Benefit Plan, including any amendments thereto, and any trust agreement, insurance contract or other funding vehicle relating to such plan (or if such Company Benefit Plan is not set forth in a written document, a written description of such plan specifying its material terms); (ii) the most recent summary plan description for such Company Benefit Plan for which such summary plan description is required, together with summaries of all material modifications thereto; (iii) the two (2) most recent annual reports on Form 5500 and all schedules and financial statements attached thereto and all attachments thereto filed with the Internal Revenue Service with respect to such Company Benefit Plan (if applicable); (iv) the most recent determination or opinion letter, if any, issued by the Internal Revenue Service with respect to such Company Benefit Plan; and (v) any material non-routine correspondence with any Governmental Entity regarding any Company Benefit Plan during the past three (3) years.

(c) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole: (i) each Company Benefit Plan has been administered in accordance with its terms and all Applicable Legal Requirements, including ERISA and the Code; and (ii) all contributions required to be made with respect to any Company Benefit Plan on or before the date hereof have been made. Each Company Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code (A) has received a favorable determination or opinion letter as to its qualification, or (B) has been established under a standardized master and prototype or volume submitter plan for which a current favorable Internal Revenue Service advisory letter or opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer, and nothing has occurred and no circumstances exist that would reasonably be expected to result in the loss of the qualification of such plan under Section 401(a) of the Code.

(d) No Company Benefit Plan is or was within the past six (6) years, and neither the Company nor any Company Subsidiaries nor any of their ERISA Affiliates has, within the past six (6) years, sponsored, been obligated to contribute to, or has any reasonable expectation of current or contingent liability in respect of: (i) an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA, Section 412 of the Code or Section 302 of ERISA (including any “multiemployer plan” within the meaning of Section (3)(37) of ERISA); (ii) a “multiple employer plan” as defined in Section 413(c) of the Code; (iii) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA; or (iv) a “funded welfare plan” within the meaning of Section 419 of the Code.

(e) Neither the Company, any Company Benefit Plan nor, to the Knowledge of the Company, any trustee, administrator or other third-party fiduciary and/or party-in-interest thereof, has engaged in any breach of fiduciary responsibility or any “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) to which Section 406 of ERISA or Section 4975 of the Code applies and which could subject the Company or any ERISA Affiliate to the tax or penalty on prohibited transactions imposed by Section 4975 of the Code, which, assuming the taxable period of such transaction expired as of the date hereof, could reasonably be expected to result in a material liability to the Group Companies, taken as a whole. Neither the Company nor any Company Subsidiaries has engaged in a transaction that would reasonably be expected to result in a material civil penalty under Sections 409 or 502(i) of ERISA.

(f) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole, with respect to the Company Benefit Plans or their administrators or fiduciaries: (i) no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of the Company, threatened; and (ii) to the Knowledge of the Company, no facts or circumstances exist that would reasonably be expected to give rise to any such actions, suits or claims.

(g) None of the Company Benefit Plans provides for, and the Group Companies have no liability in respect of, post-retiree health, welfare or life insurance benefits or coverage for any participant or any beneficiary of a participant, except as may be required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or similar state or other Legal Requirements and at the sole expense of such participant or the participant’s beneficiary.

(h) The Group Companies and each of their ERISA Affiliates have complied in all material respects with (i) the notice and continuation coverage requirements, and all other requirements, of Section 4980B of the Code and Parts 6 and 7 of Title I of ERISA, and the regulations thereunder, and (ii) the affordability and minimum essential coverage requirements, and all other requirements, of the Patient Protection and Affordable Care Act of 2010, as amended, in each case, with respect to each Company Benefit Plan that is a group health plan.

(i) Neither the execution and delivery of this Agreement, stockholder or other approval of this Agreement nor the consummation of the Transactions could, either alone or in connection with any other event(s): (i) result in any material payment or benefit becoming due to any current or former employee, officer, contractor or director of the Company or its Subsidiaries or under any Company Benefit Plan; (ii) increase any material amount of compensation or benefits otherwise payable to any current or former employee, officer, contractor or director of the Company or its Subsidiaries or under any Company Benefit Plan; (iii) result in the acceleration of the time of payment, funding or vesting of any material benefits to any current or former employee, contractor or director of the Company or its Subsidiaries or under any Company Benefit Plan; (iv) directly or indirectly cause the Company to transfer or set aside any assets to fund any material benefits under any Company Benefit Plan; or (v) result in any limit on the right to merge, amend or terminate any Company Benefit Plan on or after the Effective Time.

(j) Neither the execution and delivery of this Agreement nor the consummation of the Transactions will, either alone or in connection with any other event(s), give rise to any “excess parachute payment” as defined in Section 280G(b)(1) of the Code or any excise tax owing under Section 4999 of the Code.

(k) The Company maintains no obligations to gross-up, indemnify, make whole or reimburse any individual for or with respect to any tax or related interest or penalties incurred by such individual, including under Sections 409A or 4999 of the Code or otherwise.

(l) Each Company Benefit Plan which is a “nonqualified deferred compensation plan” subject to Section 409A of the Code has been established, operated and maintained in compliance with Section 409A of the Code in all material respects.

Section 4.12 Labor Relations.

(a) No Group Company is a party to or bound by any collective bargaining agreement or other Contract with a labor union, works council or labor organization respecting persons employed by any Group Company. No employee of any Group Company is represented by a labor union, works council, or other labor organization with respect to their employment by any Group Company. The execution and delivery of this Agreement and the performance of this Agreement and the Transactions do not require any Company Group to seek or obtain any consent, engage in consultation with, or issue any notice to any labor unions, works council or labor organizations.

(b) To the Knowledge of the Company, there are no activities or proceedings of any labor union or other labor organization to organize any employees of the Company or any of the Company Subsidiaries and no demand for recognition or certification as the exclusive bargaining representative of any employees has been made by or on behalf of any labor union or other labor organization. There are no pending or, to the Knowledge of the Company, threatened, and for the past three (3) years there have been no, strikes, pickets, work stoppages, slowdowns, union organization activities (including, but not limited to, union organization campaigns or requests for representation), lockouts, arbitrations, or material grievances or other labor disputes (including unfair labor practice charges, grievances, or complaints) against or involving the Company and any employee, except for those which would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole.

(c) As of the date hereof, there are no complaints, charges or claims against the Company pending or, to the Knowledge of the Company, threatened before any Governmental Entity based on, arising out of, in connection with or otherwise relating to the employment, termination of employment or failure to employ by the Company, of any individual, except for those complaints, charges or claims which would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole.

(d) The Company is, and for the past three (3) years, has been, in compliance with all Legal Requirements relating to the employment of labor, including all such Legal Requirements relating to wages (including minimum wage and overtime), hours of work, child labor, discrimination, civil rights, withholdings and deductions, classification and payment of employees, independent contractors, and consultants, employment equity, the federal Worker Adjustment and Retraining Notification Act (“WARN”) and any similar state or local “mass layoff” or “plant closing” Legal Requirement, collective bargaining, occupational health and safety, workers’ compensation, and immigration, except for instances of noncompliance which would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole. There has been no “mass layoff” or “plant closing” (as defined by WARN) with respect to the Company within the three (3) years prior to the date hereof and no such events are reasonably expected to occur prior to Closing.

(e) During the past three (3) years, there have been no employment discrimination or sexual harassment allegations raised, brought, threatened in writing, or settled relating to any employee at the level of vice president or above, appointed officer or director of the Company involving or relating to his or her services provided to the Company. The policies and practices of the Group Companies comply with all federal, state, and local Legal Requirements concerning employment discrimination and employment harassment, except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole.

(f) To the Knowledge of the Company, no senior executive of the Company or any of the Company Subsidiaries has provided notice of his or her intention to terminate his or her employment as a result of or following the consummation of the transactions contemplated by this Agreement. To the Knowledge of the Company, no senior executive of the Company or any of the Company Subsidiaries is party to any confidentiality, non-competition, non-solicitation, proprietary rights or other such agreement that would materially restrict the performance of such Person’s employment duties with the Company or any Company Subsidiaries or the ability of the Company and/or any of the Company Subsidiaries to conduct its or their business.

Section 4.13 Real Property; Tangible Property.

(a) No Group Company owns, or has ever owned, any real property.

(b) Section 4.13(b) of the Company Disclosure Letter lists, as of the date hereof, all real property leased or subleased by the Group Companies, as tenant or subtenant (the “Leased Real Property”) including the address of such Leased Real Property and all leases, subleases, licenses, occupancy agreements and other similar documents related to the Group Companies’ use or occupancy of any Leased Real Property, including all amendments, and modifications thereto and guarantees thereof (collectively, the “Company Real Property Leases”). The Company or one of the Company Subsidiaries has a good and valid leasehold estate in, and enjoys peaceful and undisturbed possession of, all Leased Real Property free and clear of all Liens (other than Permitted Liens). No party to any Company Real Property Lease has exercised any termination rights with respect thereto. No Leased Real Property, or any portion thereof, is currently sublet or sublicensed by any Group Company to a third Person. No condemnation proceeding is pending or, to the Knowledge of the Company, threatened with respect to any Leased Real Property which, individually or in the aggregate, would be reasonably likely to be material to the Group Companies, taken as a whole.

(c) The Company or one of the Company Subsidiaries owns and has good and marketable title to, or a valid leasehold interest in or right to use, all of its material tangible assets or personal property, free and clear of all Liens other than (i) Permitted Liens, and (ii) the rights of lessors under any leases. The material tangible assets or personal property (together with the Intellectual Property rights and contractual rights) of the Group Companies: (A) constitute all of the assets, rights and properties that are necessary for the operation of the businesses of the Group Companies as they are now conducted, and taken together, are adequate and sufficient for the operation of the businesses of the Group

Companies as currently conducted; and (B) have been maintained in all material respects in accordance with generally applicable accepted industry practice, are in good working order and condition, except for ordinary wear and tear and as would not, individually or in the aggregate, reasonably be expected to be material to the business of the Group Companies, taken as a whole.

Section 4.14 Taxes.

(a) All material Tax Returns required to be filed by (or with respect to) the Group Companies have been timely filed (after giving effect to any valid extensions), and all such Tax Returns are true, correct and complete in all material respects.

(b) The Group Companies have paid all material amounts of their Taxes which are due and payable. All material Taxes incurred but not yet due and payable (i) for periods covered by the Audited Financial Statements have been accrued and adequately disclosed on the Audited Financial Statements of the Group Companies in accordance with GAAP, and (ii) for periods not covered by the Audited Financial Statements have been accrued on the books and records of the Group Companies.

(c) The Group Companies have complied in all material respects with all Applicable Legal Requirements relating to the withholding and remittance of all material amounts of Taxes and all material amounts of Taxes required by Applicable Legal Requirements to be withheld by the Group Companies have been withheld and paid over to the appropriate Governmental Entity.

(d) No deficiency for any material amount of Taxes has been asserted or assessed by any Governmental Entity in writing against any Group Company (nor to the Knowledge of the Company is there any), which deficiency has not been paid or resolved. No material audit or other proceeding by any Governmental Entity is currently pending or threatened in writing against any Group Company with respect to any Taxes due from such entities (and, to the Knowledge of the Company, no such audit is pending or contemplated).

(e) There are no Liens for material amounts of Taxes (other than Permitted Liens) upon any of the assets of the Group Companies.

(f) There are no Tax indemnification agreements or Tax sharing agreements under which any Group Company could be liable after the Closing Date for the Tax liability of any Person other than one or more of the Group Companies, except for customary agreements or arrangements with customers, vendors, lessors, lenders and the like or other similar agreements, in each case, that do not relate primarily to Taxes.

(g) None of the Group Companies has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the past two years.

(h) None of the Group Companies has entered into a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(i) No Group Company (i) has any liability for the Taxes of another Person (other than another Group Company) pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign tax Legal Requirements), as a transferee or a successor or pursuant to any other Legal Requirements, or (ii) has ever been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal, state or local income Tax purposes, other than a group the common parent of which was and is the Company (or another Group Company).

(j) No Group Company has consented to waive or extend the time in which any material Tax may be assessed or collected by any Governmental Entity (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business), which waiver or extension is still in effect and no written request for any such waiver or extension is currently pending.

(k) No Group Company has a permanent establishment in any country other than the country of its organization, or has been, subject to income Tax in a jurisdiction outside the country of its organization, in each case, where it is required to file a material income Tax Return and does not file such Tax Return.

(l) No Group Company will be required to include any material item of income in, or exclude any material item or deduction from, taxable income for any taxable period beginning after the Closing Date or, in the case of any taxable period beginning on or before and ending after the Closing Date, the portion of such period beginning after the Closing Date, as a result of: (i) an installment sale or open transaction disposition that occurred prior to the Closing; (ii) any change in method of accounting made prior to the Closing, including by reason of the application of Section 481 of the Code (or any analogous provision of state, local or foreign tax Legal Requirements); (iii) other than in the ordinary course of business a prepaid amount received or deferred revenue recognized prior to the Closing; (iv) any intercompany transaction or excess loss account described in the Treasury Regulations under Section 1502 (or any corresponding or similar provision of state or local tax Legal Requirements) that occurred or existed prior to the Closing; or (v) any closing agreement pursuant to Section 7121 of the Code or any similar provision of state, local or foreign tax Legal Requirements entered into prior to the Closing; (vi) an inclusion under Section 965 of the Code; (vii) a direct or indirect holding of “United States property” within the meaning of Section 956 of the Code (or any similar provision of state or local Legal Requirements); (viii) any inclusions pursuant to Sections 951 or 951A of the Code or Subchapter K of the Code (or any similar provision of the Code or the corresponding tax Legal Requirements of any nation, state or locality) derived with respect to any period or portion thereof ending on or prior to the Closing; or (ix) an election pursuant to Section 108(i) of the Code. No Group Company owns an equity interest in any entity or arrangement classified as a partnership for United States federal Tax purposes. No Group Company has, pursuant to COVID-19 Measures, deferred until after the Closing the payment of any payroll or other Taxes the due date for the original payment of which was at or prior to the Closing.

(m) No Group Company has made an election described in Section 965(h) of the Code or otherwise will be liable for any Taxes after the Closing pursuant to Section 965 of the Code.

(n) No claim has been made in writing (nor to the Knowledge of the Company is any such claim pending or contemplated) by any Governmental Entity in a jurisdiction in which any Group Company does not file Tax Returns that such Group Company is or may be subject to taxation by, or required to file Tax Returns in, that jurisdiction, nor to the Knowledge of the Company do any such obligations exist on the part of any Group Company.

(o) The Company is not a “United States real property holding corporation” within the meaning of Section 897 of the Code and equity interests in the Company are not “United States real property interests” within the meaning of Sections 897 and 1445 of the Code.

Section 4.15 Environmental Matters.

(a) Each of the Group Companies, and each property or facility currently or formerly owned, leased, or operated by any of the Group Companies or any of their respective predecessors, is, and for the past five (5) years has been, in compliance with all Environmental Laws, except for any such instance of non-compliance that would not reasonably be expected to be material to the Group Companies taken as a whole.

(b) The Group Companies, and each property or facility currently or formerly owned, leased, or operated by any of the Group Companies or any of their respective predecessors, have obtained, hold, are, and for the past five (5) years have been, in compliance with all permits required under Environmental Laws to permit the Group Companies to operate their assets and to conduct the business of each of the Group Companies, except where the absence of, or failure to be in compliance with, any such permit would not reasonably be expected to be material to the Group Companies, taken as a whole.

(c) Except as would not reasonably be expected to be material to the Group Companies, taken as a whole, there is no written claim or notice of violation pending or, to the Knowledge of the Company, threatened against any of the Group Companies, or any property or facility currently or formerly owned, leased, or operated by any of the Group Companies, alleging violations of or liability under any Environmental Law.

(d) Neither the Group Companies nor, to the Knowledge of the Company, any other Person has manufactured, handled, stored, generated, treated, transported, discharged, emitted, disposed of or released any Hazardous Material at, on, under, or from any property or facility currently or formerly owned, leased or operated by any of the Group Companies or any third-party site, in each case in a manner that would be reasonably likely to give rise to a material liability of the Group Companies under any Environmental Law.

(e) None of the Group Companies has agreed to indemnify any Person or assumed by Contract or Legal Requirement the liability of any third Person arising under Environmental Law.

(f) The Group Companies have made available to Parent copies of all material written environmental reports, audits, assessments, liability analyses, memoranda and studies in the possession of, or conducted by, the Group Companies with respect to Environmental Law.

Section 4.16 Brokers. No broker, finder, investment banker or other Person is entitled to, nor will be entitled to, either directly or indirectly, any brokerage fee, finders’ fee or other similar commission, for which Parent or any of the Group Companies would be liable in connection with the Transactions based upon arrangements made by any of the Group Companies or any of their Affiliates.

Section 4.17 Intellectual Property.

(a) Section 4.17(a) of the Company Disclosure Letter sets forth a true, accurate, and complete list of: (i) each registered Patent and Patent application, registered Trademark and application for Trademark registration, registered Copyright, and internet domain name, each of which, if registered, is subsisting, valid, and enforceable; (ii) each material social media account and (iii) all material unregistered Trademarks and material unregistered proprietary Software, in each case, in which any of the Group Companies has (or purports to have) an ownership interest or an exclusive license, whether in the United States or internationally (in each case under (i) setting forth the applicable jurisdiction, title, application and registration or serial number and date, domain name registrar, and record owner and, if different, the legal owner and beneficial owner). No loss or expiration of any Owned Intellectual Property is pending or, to the Knowledge of the Company, threatened.

(b) The Company or one of the Company Subsidiaries owns, or has the right pursuant to a valid and enforceable written license to use, all Intellectual Property and IT Systems used in or necessary for the conduct and operation of the business of the Group Companies, as presently conducted. The Company or one of its Subsidiaries is the sole and exclusive owner of all right, title and interest in and to all Owned Intellectual Property, free and clear of all Liens (other than Permitted Liens). Except with respect to the payment or grant of additional consideration that will not in the aggregate exceed $300,000.00, neither the execution, delivery, nor performance of the Transaction Agreements (including the consummation of the Transactions) will cause the loss, suspension, forfeiture or termination of, or give rise to a right of loss, suspension, forfeiture or termination of any Business IP, or limit or impair the right of any Group Company to own or use, or otherwise exercise any other rights that the Company or a Company Subsidiary currently has with respect to any Business IP or portion thereof, nor require the consent of any Person in respect of any such Business IP or otherwise result in the imposition of any new or additional requirements with respect to the use or exploitation of any such Business IP by the Group Companies, in each case where such event would not have occurred absent this Transaction. The Company or one of the Company Subsidiaries has in its possession or access to all know-how, information, and embodiments of all Business IP (including Licensed Intellectual Property), in each case, necessary and sufficient to enable the Company or one of the Company Subsidiaries to use such licensed Business IP as currently used in the conduct of the business.

(c) The Group Companies, the conduct and operation of the business of the Group Companies as presently conducted (including the design, development, reproduction, marketing, licensing, sale, offer for sale, importation, distribution, provision and/or use of the Business Products), and the use of the Owned Intellectual Property by the Group Companies, in each case during the past six (6) years have not infringed, misappropriated or otherwise violated, and are not infringing, misappropriating or otherwise violating any Intellectual Property of any other Person. There are no Legal Proceedings pending (or to the Knowledge of the Company, threatened) and none of the Group Companies has received from any Person in the past six (6) years any written notice, charge, complaint, claim or other assertion (i) of any infringement, misappropriation or other violation of any Intellectual Property of any Person by the Group Companies or (ii) contesting the use, ownership, patentability, validity or enforceability of any of the Owned Intellectual Property. To the Knowledge of the Company, during the past six (6) years no other Person has infringed, misappropriated or violated, or is infringing, misappropriating or violating, any Owned Intellectual Property, and no such claims have been made or threatened in writing against any Person by any of the Group Companies in the past three (3) years. None of the Owned Intellectual Property is subject to any pending or outstanding Order, settlement, consent order or other disposition of dispute that restricts the use, transfer or registration of, or affects the validity or enforceability of, any Owned Intellectual Property.

(d) No past or present director, officer or employee of any of the Group Companies owns any right, title, or interest in or to any material Owned Intellectual Property. Each of the past or present employees, consultants and independent contractors of the Group Companies who (x) is or was privy to any Trade Secrets or confidential information material to the business of the Group Companies or (y) who is or was engaged in creating or developing for or on behalf of such Group Company any material Owned Intellectual Property in the course of such Person’s employment or engagement has executed and delivered a valid written agreement, pursuant to which such Person has, respectively: with respect to the persons described in (x), agreed to hold all Trade Secrets and other confidential information of such Group Company in confidence; and with respect to the persons described in (y), presently assigned to such Group Company all of such Person’s rights, title and interest in and to all Intellectual Property created or developed for such Group Company in the course of such Person’s employment or retention thereby (or all such rights, title, and interest vest or have vested in a Group Company by operation of law). To the Knowledge of the Company, there is no breach by any such Person with respect to any material Intellectual Property under any such agreement.

(e) Each of the Group Companies, as applicable, has taken commercially reasonable steps to maintain the secrecy, confidentiality and value of all Trade Secrets constituting Owned Intellectual Property and all Trade Secrets of any Person to whom such Group Company has a contractual confidentiality obligation with respect to such Trade Secrets. No Trade Secret that is material to the business of the Group Companies has been authorized to be disclosed, or has been disclosed to any other Person, other than as subject to a written agreement adequately restricting the disclosure and use of such Trade Secret. The Group Companies exclusively possess copies of all source code and related technical documentation necessary to compile and operate the Business Products or other Company

Software as currently operated. No source code to any Business Products or other Company Software has been disclosed, delivered, licensed or made available by any Group Company to, or accessed by, any escrow agent or other Person and none of the Group Companies has a duty or obligation (whether present, contingent or otherwise) to disclose, deliver, license or otherwise make available, any source code for any Business Products or other Company Software to any Person other than employees or contractors of such Group Company subject to written agreements restricting the disclosure and use of such source code.

(f) Each of the Group Companies are in all material respects in compliance with all licenses governing any open source Software that is incorporated (either directly by any Group Company, or indirectly, by the incorporation of third party Software that itself incorporates open source Software) into, used, intermingled, or bundled with any Business Products or material Owned Intellectual Property. No open source Software is or has been included, incorporated or embedded in, linked to, combined, made available or distributed with, or used in the development, maintenance, operation, delivery or provision of any Company Software in a manner that requires any Group Company to: (i) disclose, contribute, distribute, license or otherwise make available to any Person (including the open source community) any source code to such Company Software; (ii) license any such Company Software or other material Owned Intellectual Property for making modifications or derivative works; (iii) disclose, contribute, distribute, license or otherwise make available to any Person any such Company Software or other material Owned Intellectual Property for no or nominal charge; or (iv) grant a license to, or refrain from asserting or enforcing any of, its Patents (“Copyleft Terms”).

(g) No government funding, nor any facilities of a university, college, other educational institution, or similar institution, or research center, was used by any Group Company in the development of any Owned Intellectual Property. No Governmental Entity has any (i) ownership interest or exclusive license in or to any material Owned Intellectual Property, (ii) “unlimited rights” (as defined in 48 C.F.R. § 52.227-14 and in 48 C.F.R. § 252.227-7013(a)) in or to any of the Software set forth in Section 4.17(a) of the Company Disclosure Letter, or (iii) “march in rights” (pursuant to 35 U.S.C. § 203) in or to any Patents constituting material Owned Intellectual Property.

(h) The Company or one of the Company Subsidiaries owns or has a valid right to access and use pursuant to a written agreement all Company IT Systems. The Company IT Systems are sufficient for the operation and conduct of the business of the Group Companies as currently conducted. Neither the Company IT Systems nor any Company Software contains any viruses, worms, Trojan horses, bugs, faults or other devices, errors, contaminants or effects that (i) materially disrupt or adversely affect the functionality of the Company IT Systems or (ii) enable or assist any Person to access without authorization any Company IT Systems. During the past three (3) years, there has been no loss, damage, or unauthorized access to disclosure, use, or breach of security of any Personal Information or other confidential business information in the Company’s possession, custody, or control, and no breach, violation or Security Incident, that has materially compromised the confidentiality, integrity or availability of any Company IT Systems. In the last three (3) years, there have been no material defects, technical concerns or problems in any of the

Business Products that would prevent the same from performing substantially in accordance with their documentation. In the last three (3) years, there have been no material failures, material breakdowns, material outages, material unscheduled downtime or other similar adverse events affecting any such Company IT Systems that have caused the substantial disruption of or interruption in or to the use of such Company IT Systems or the conduct and operation of the business of the Group Companies. In the last three (3) years, the Group Companies have purchased a sufficient number of seat licenses for the Company IT Systems.

Section 4.18 Privacy and Cybersecurity.

(a) The Group Companies are in material compliance with, and have during the past three (3) years materially complied with: (i) all applicable Privacy Laws; (ii) all of the Group Companies’ policies and notices regarding Personal Information and cybersecurity (“Group Companies’ Privacy Notices”); and (iii) all of the Group Companies’ obligations regarding Personal Information and cybersecurity under any Contracts (collectively, the “Privacy/Data Security Requirements”). None of the Group Companies have received in the three years prior to the date hereof any notice of any claims, charges, inquiries or investigations (including notice from third Persons acting on its or their behalf), relating to, any actual or alleged violation of, any Privacy Laws or contractual obligations with respect to Personal Information or Security Incidents. None of the Group Companies’ Privacy Notices have contained any material omissions.

(b) Each of the Group Companies has during the past three (3) years implemented reasonably appropriate security measures regarding the confidentiality, integrity and availability of Company IT Systems and the Personal Information and other confidential business data in its possession, custody, or under its control, including against loss, theft, misuse or accidental or unauthorized access, use, destruction, modification or disclosure. Each of the Group Companies has during the past three (3) years required all third-party service providers, outsourcers, processors or other third Persons who process, store or otherwise handle Personal Information or confidential business data, for or on behalf of such Group Company to comply with applicable Privacy/Data Security Requirements in all material respects and to take appropriate steps to protect and secure the Company IT Systems, and Personal Information and confidential business data in its possession, custody, or under its control, from loss, theft, misuse or accidental or unauthorized access, use, destruction, modification or disclosure. All third-parties who have provided Personal Information to such Group Company during the past three (3) years has done so in compliance in all material respects with applicable Privacy Laws, including providing any notice and obtaining any consent required under such Privacy Laws.

(c) During the past three (3) years, there have been no Security Incidents that have compromised the confidentiality, integrity, or availability of any Personal Information, or confidential business data, in the possession, custody, or control of any of the Group Companies or collected, used or processed by or on behalf of the Group Companies. None of the Group Companies have provided or been legally or contractually required to provide any notices to any Person in connection with a disclosure of Personal Information, violation of any Privacy Laws, Privacy/Data Security Requirements, or

Security Incident in the last three years. During the past three (3) years, the Group Companies have implemented reasonable data security, disaster recovery and business continuity plans, procedures, and facilities and taken actions consistent with such plans, to the extent required, to safeguard the data and Personal Information in its possession or control. The Company has conducted commercially reasonable data security testing or audits relating to Company IT Systems at reasonable and appropriate intervals and has resolved or remediated any material data security issues or vulnerabilities identified. To the Knowledge of the Company, neither any of the Group Companies nor any third Person acting at the direction or authorization of such Group Company has paid (i) any perpetrator of any Security Incident or cyber-attack or (ii) any third Person with actual or alleged information about a Security Incident or cyber-attack, pursuant to a request for payment from or on behalf of such perpetrator or other third Person.

Section 4.19 Agreements, Contracts and Commitments.

(a) Section 4.19(a) of the Company Disclosure Letter sets forth a true, correct and complete list of each Company Material Contract (as defined below) that is in effect as of the date hereof. For purposes of this Agreement, “Company Material Contract” of the Group Companies means each Company Real Property Lease and each of the following Contracts to which any of the Group Companies is a party or by which any Group Company is bound or under which any Group Company has any obligation or under which any Group Company has any right or interest:

(i) Each Contract which provides for payments by or to any Group Company in excess of $1,000,000 during calendar year 2021 or that is expected to involve more than such amount in calendar year 2022;

(ii) Each Contract under which any Group Company has created, incurred, assumed or guaranteed Indebtedness or issued any note, indenture or other evidence of Indebtedness, has the right to draw upon credit that has been extended for Indebtedness, or has granted a Lien on its assets, whether tangible or intangible, to secure any Indebtedness;

(iii) Each Contract for the acquisition of any Person or any business division thereof or the disposition of any material assets of any of the Group Companies (other than in the ordinary course of business), in each case, whether by merger, purchase or sale of stock or assets or otherwise (other than Contracts for the purchase or sale of inventory or supplies entered into in the ordinary course of business) occurring in the last three (3) years or under which any material liabilities or obligations remain outstanding;

(iv) Each obligation to make payments, contingent or otherwise, (A) arising out of any prior acquisition or disposition of the business, assets or stock of any of the Group Companies or other Persons, or (B) with a value in excess of $1,000,000 in any single instance or in excess of $3,000,000 in the aggregate;

(v) Each collective bargaining agreement with any labor union;

(vi) Each employment or consulting (with respect to an individual, independent contractor) Contract providing for annual base salary or consulting fee payments in excess of $500,000, excluding customary form offer letters or employment agreements entered into in the ordinary course of business;

(vii) Each lease, rental agreement, installment and conditional sale agreement, or other Contract that, in each case, (A) provides for the ownership of, leasing of, title to, use of, or any leasehold or other interest in any personal property; and (B) involves annual payments in excess of $1,000,000;

(viii) Each joint venture Contract, partnership agreement or limited liability company agreement with a third Person (in each case, other than with respect to wholly owned Company Subsidiaries);

(ix) Each Contract that purports to limit or contains covenants expressly limiting in any material respect the freedom of any of the Group Companies to (A) compete with any Person in a product line or line of business, (B) operate in any geographic area or during any period of time, or (C) solicit customers;

(x) Each Contract (other than those made in the ordinary course of business): (A) providing for the grant of any preferential rights to purchase or lease any asset of the Group Companies; or (B) providing for any right (exclusive or non-exclusive) to sell or distribute any material product or service of any of the Group Companies;

(xi) Each Contract (including any license agreement, coexistence agreement and agreement with a covenant not to sue) that: (A) contains any assignment or license of, or any covenant not to assert or enforce, any Owned Intellectual Property material to the business of any Group Company; (B) pursuant to which any Owned Intellectual Property material to the business of any Group Company is or was developed by, with or for any Group Company; or (C) pursuant to which any of the Group Companies either (1) grants to a third Person (I) a license, immunity, or other right in or to any Owned Intellectual Property material to the business of any Group Company or (II) an exclusive license, immunity, or other right in or to any Owned Intellectual Property; or (2) is granted by a third Person a license, immunity, or other right in or to any Intellectual Property or IT Systems material to the business of any Group Company, provided, however, none of the following will be required to be set forth on Section 4.19(a)(xi) of the Company Disclosure Letter but will constitute Company Material Contracts if they otherwise qualify: (w) non-exclusive licenses of Owned Intellectual Property granted to suppliers, customers or end users in the ordinary course of business; (x) licenses of open source Software; (y) click-wrap, shrink-wrap and off-the-shelf Software licenses of uncustomized, commercially available with license, maintenance, support and other fees less than $1,000,000 per year or in the aggregate; and (z) invention assignment and confidentiality agreements with employees and contractors on a Group Company’s form (or a substantially similar form) made available to Parent;

(xii) Each Contract (other than those made in the ordinary course of business) that contains a provision providing for the sharing of any revenue, or guarantees, indemnification arrangements and other hold harmless arrangements made or provided by the Company or any of its Subsidiaries, in each case involving amounts in excess of $1,000,000 annually or $5,000,000 over the life of the Contract;

(xiii) Each Contract involving the settlement, conciliation or similar agreement of any Legal Proceedings or threatened Legal Proceeding (A) involving payments (exclusive of attorney’s fees) in excess of $500,000 in any single instance or in excess of $1,000,000 in the aggregate, or (B) that by its terms limits or restricts the operations of any Group Company;

(xiv) Each Contract requiring any capital commitment or capital expenditure (or series of capital commitments or expenditures) by any Group Company in an amount in excess of $500,000 annually or $1,000,000 over the life of the Contract;

(xv) Each Contract pursuant to which any Person (other than a Group Company) has guaranteed the liabilities of a Group Company;

(xvi) Each Contract with any Governmental Entity;

(xvii) Each Contract granting to any Person (other than the Group Companies) a right of first refusal, first offer or similar preferential right to purchase or acquire equity interests in any Group Company;

(xviii) Each Contract with any of the Top Vendors;

(xix) Each Contract providing any exclusive rights to any party thereto or include rights of first refusal, negotiation or similar rights in any of its property, in each case having a value in excess of $1,000,000;

(xx) Each Contract relating to the voting or control of the equity interests of the Company;

(xxi) Each Contract for the grant to any Person of any most-favored nations, priority, or exclusivity rights or any right of first refusal, right of first offer or similar right;

(xxii) Each Contract that results in any Person holding a power of attorney from the Company or any Group Company that relates to the Company, any Group Company or their respective businesses;

(xxiii) Each broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing consulting and advertising Contract to which the Company or any Group Company is a party that are material to the business of the Company and the Group Companies; and

(xxiv) Each Contract not disclosed pursuant to any other clause under this Section 4.19(a) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K) or any other contract that is material to the Group Companies, taken as a whole.

(b) All Company Material Contracts are (i) in full force and effect, subject to the Remedies Exception and (ii) represent the valid and binding obligations of the Company or one of the Company Subsidiaries party thereto and, to the Knowledge of the Company, represent the valid and binding obligations of the other parties thereto, and, to the Knowledge of the Company, are enforceable by the Company or the applicable Company Subsidiary to the extent a party thereto in accordance with their terms, subject in all respects to the Remedies Exception. True, correct and complete copies of all Company Material Contracts (including all modifications, amendments and supplements thereto) have been made available to Parent. None of the Group Companies nor, to the Knowledge of the Company, any other party thereto, is in breach of or default under, and no event has occurred which with notice or lapse of time or both would become a breach of or default under, any of the Company Material Contracts, and no party to any Company Material Contract has given any written or, to the Knowledge of the Company, oral, claim or notice of any such breach, default or event, which individually or in the aggregate, would be reasonably likely to be material to the Group Companies, taken as a whole.

Section 4.20 Insurance. Section 4.20 of the Company Disclosure Letter contains a list of all material policies of property, fire and casualty, product liability, workers’ compensation, and other forms of insurance held by, or for the benefit of, the Group Companies as of the date hereof (collectively, the “Insurance Policies”), which policies are legal, valid and binding, have not been terminated, and are enforceable by or for the benefit of the Group Companies in accordance with its terms, subject to the Remedies Exception. All premiums due with respect to each Insurance Policy have been paid. True, correct and complete copies of the Insurance Policies (or, to the extent such policies are not available, policy binders) have been made available to Parent or its Representatives. None of the Group Companies is in breach or default in any material respect under any Insurance Policy (including any such breach or default with respect to the payment of premiums or the giving of notice), and, to the Knowledge of the Company, no event has occurred which, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or modification, under any Insurance Policy, and to the Knowledge of the Company, no such action has been threatened. None of the Group Companies has received any written notice from any insurer under any of the Insurance Policies, canceling, terminating or materially adversely amending any such policy or denying renewal of coverage thereunder and all premiums on such Insurance Policies due and payable as of the date hereof have been paid. There is no pending material claim by any Group Company against any insurance carrier for which coverage has been denied or disputed by the applicable insurance carrier (other than a customary reservation of rights notice).

Section 4.21 Affiliate Matters. Except for (a) the Company Benefit Plans, (b) Contracts relating to any such Person’s ownership of Company Capital Stock or other securities of the Company, (c) labor and employment matters set forth on Section 4.12 of the Company Disclosure Letter, and (d) Contracts between or among the Group Companies, none of the Group Companies is party to any Contract with any (i) present or former officer, director, employee or Company Stockholder or a member of his or her immediate family of any of the Group Companies, (ii) Affiliate of the Company, (iii) holder of derivative securities of any Group Company, or (iv) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of five percent (5%) or more of the capital stock or equity interests of any Group Company (each, an “Insider”) or any Affiliate of an Insider. To the Knowledge of the Company, no Insider or any member of an Insider’s immediate family is, directly or indirectly, interested in any Company Material Contract with any Group Company (other than such Company Material Contracts as relate to any such Person’s ownership of Company Common Stock or other securities of the Company or such Person’s employment or consulting arrangements with any Group Company).

Section 4.22 Information Supplied. The information relating to the Group Companies supplied by the Company for inclusion in the Merger Materials will not, as of the date on which the Merger Materials (or any amendment or supplement thereto) is first distributed to holders of Parent Class A Stock or at the time of the Special Meeting, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to statements made or incorporated by reference therein based on information supplied by Parent, First Merger Sub or Second Merger Sub for inclusion or incorporation by reference in the Merger Materials or any Parent SEC Reports. The projections and forecasts of the Group Companies for inclusion in the Merger Materials, or any public announcement in connection with the Mergers, have been, as of the date hereof, and will have been, as of the date on which the Merger Materials (or any amendment or supplement thereto) are first distributed to the holders of Parent Class A Stock or at the time of the Special Meeting or any such public announcement, reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Group Companies, as the case may be, as to the matters covered thereby.

Section 4.23 Indebtedness. Section 4.23 of the Company Disclosure Letter sets forth the outstanding principal amount of all outstanding Indebtedness, as of the date hereof, of the Group Companies.

Section 4.24 Absence of Certain Business Practices; Compliance with Anti-Money Laundering Laws.

(a) For the past five (5) years: (i) the Group Companies and their respective directors and officers and, to the Knowledge of the Company, their respective employees, agents, and any other Persons acting for or on behalf of the Group Companies, in connection with the business of the Group Companies, have been in compliance with all applicable Specified Business Conduct Laws; and (ii) none of the Group Companies has: (A) received written notice of or made a voluntary, mandatory or directed disclosure to any Governmental Entity relating to any actual or potential violation of any Specified Business Conduct Law; or (B) been a party to or the subject of any pending or, to the Knowledge of the Company, threatened Legal Proceeding or, to the Knowledge of the Company,

investigation by or before any Governmental Entity related to any actual or potential violation of any Specified Business Conduct Law. None of the Group Companies, nor any of their respective directors or officers, nor, to the Knowledge of the Company, any of their respective employees, agents, or any other Person acting for or on behalf of the Group Companies is, or is owned or controlled by one or more Persons that are, the subject or target of any sanctions or the target of restrictive export controls administered or enforced by the U.S. government, the United Nations Security Council, Her Majesty’s Treasury of the United Kingdom, or the European Union or any European Union member state, or any other relevant sanctions authority, nor located, organized, or resident in a country or territory that is itself the subject or target of comprehensive territorial sanctions (currently Cuba, Iran, North Korea, Syria, and the following regions of Ukraine: Crimea, the Donetsk People’s Republic, and Luhansk People’s Republic).

(b) For the past five (5) years: (i) the Group Companies and their respective directors and officers and, to the Knowledge of the Company, their respective employees, agents, and any other Persons acting for or on behalf of the Group Companies, in connection with the business of the Company, have been in compliance in all material respects with all applicable Anti-Money Laundering Laws, including any registration, recordkeeping, and reporting requirements; (ii) the Group Companies have maintained a written compliance program, including, but not limited to, policies and procedures, reasonably designed to ensure compliance with all applicable Anti-Money Laundering Laws and to prevent money laundering or terrorism financing; (iii) the anti-money laundering compliance program of the Group Companies are subject to regular audits to ensure the effectiveness of the anti-money laundering compliance program; (iv) the Group Companies are subject to examination by appropriate Governmental Entities to ensure compliance with Anti-Money Laundering Laws; and (v) none of the Group Companies has: (A) been notified of a material weakness or deficiency of its anti-money laundering program by an auditor or Governmental Entity; (B) received written notice of or made a voluntary, mandatory or directed disclosure to any Governmental Entity relating to any actual or potential violation of any Anti-Money Laundering Law; or (C) been a party to or the subject of any pending or, to the Knowledge of the Company, threatened with a Legal Proceeding or, to the Knowledge of the Company, investigation by or before any Governmental Entity related to any actual or potential violation of any Anti-Money Laundering Law.

Section 4.25 Vendors.

(a) Section 4.25(a) of the Company Disclosure Letter sets forth, as of the date hereof, the top ten vendors based on the aggregate dollar value of the Company’s and the Company Subsidiaries’ transaction volume with such counterparty during the trailing twelve (12) months for the period ending December 31, 2021 (the “Top Vendors”).

(b) None of the Top Vendors has, as of the date hereof, informed in writing any of any Company or any of the Company Subsidiaries that it will, or, to the Knowledge of the Company, has threatened to, terminate, cancel, or materially limit or materially and adversely modify any of its existing business with any Company or any of the Company Subsidiaries (other than due to the expiration of an existing contractual arrangement) and, to the Knowledge of the Company, none of the Top Vendors is, as of the date hereof, otherwise involved in or threatening a material dispute against the Company or any of the Company Subsidiaries or their respective businesses.

Section 4.26 Exchange Act. Neither the Company nor any Group Company is currently (or has previously been) subject to the requirements of Section 12 of the Exchange Act.

Section 4.27 Disclaimer of Other Warranties. THE COMPANY HEREBY ACKNOWLEDGES THAT, EXCEPT AS EXPRESSLY PROVIDED IN ARTICLE V, NONE OF PARENT, FIRST MERGER SUB, SECOND MERGER SUB OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES HAS MADE, IS MAKING, OR WILL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, TO THE COMPANY, ANY OF ITS AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON, WITH RESPECT TO PARENT, FIRST MERGER SUB, SECOND MERGER SUB OR ANY OF THEIR RESPECTIVE BUSINESSES, ASSETS OR PROPERTIES OF THE FOREGOING, OR OTHERWISE, INCLUDING ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, FUTURE RESULTS, PROPOSED BUSINESSES OR FUTURE PLANS. WITHOUT LIMITING THE FOREGOING AND NOTWITHSTANDING ANYTHING TO THE CONTRARY: (A) NONE OF PARENT, FIRST MERGER SUB, SECOND MERGER SUB OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES WILL BE DEEMED TO MAKE TO THE COMPANY, COMPANY STOCKHOLDERS, OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES ANY REPRESENTATION OR WARRANTY OTHER THAN AS EXPRESSLY MADE BY PARENT, FIRST MERGER SUB AND SECOND MERGER SUB TO THE COMPANY IN ARTICLE V; AND (B) NONE OF PARENT, FIRST MERGER SUB, SECOND MERGER SUB NOR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES, HAS MADE, IS MAKING, OR WILL BE DEEMED TO MAKE TO THE COMPANY, COMPANY STOCKHOLDERS, OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO: (I) THE INFORMATION DISTRIBUTED OR MADE AVAILABLE TO THEM BY OR ON BEHALF OF PARENT, FIRST MERGER SUB OR SECOND MERGER SUB IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS; (II) ANY MANAGEMENT PRESENTATION, CONFIDENTIAL INFORMATION MEMORANDUM OR SIMILAR DOCUMENT; OR (III) ANY FINANCIAL PROJECTION, FORECAST, ESTIMATE, BUDGET OR SIMILAR ITEM RELATING TO PARENT, FIRST MERGER SUB, SECOND MERGER SUB OR ANY OF THEIR BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING. THE COMPANY HEREBY ACKNOWLEDGES THAT IT HAS NOT RELIED ON ANY PROMISE, REPRESENTATION OR WARRANTY THAT IS NOT EXPRESSLY SET FORTH IN ARTICLE V OF THIS AGREEMENT. THE COMPANY ACKNOWLEDGES THAT IT HAS CONDUCTED, TO ITS SATISFACTION, AN INDEPENDENT

INVESTIGATION AND VERIFICATION OF PARENT, FIRST MERGER SUB, SECOND MERGER SUB AND THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING AND, IN MAKING ITS DETERMINATION THE COMPANY HAS RELIED ON THE RESULTS OF ITS OWN INDEPENDENT INVESTIGATION AND VERIFICATION, IN ADDITION TO THE REPRESENTATIONS AND WARRANTIES OF PARENT, FIRST MERGER SUB AND SECOND MERGER SUB EXPRESSLY AND SPECIFICALLY SET FORTH IN ARTICLE V OF THIS AGREEMENT. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS SECTION 4.27, CLAIMS AGAINST PARENT, FIRST MERGER SUB, SECOND MERGER SUB OR ANY OTHER PERSON WILL NOT BE LIMITED IN ANY RESPECT IN THE EVENT OF ACTUAL FRAUD IN THE MAKING OF THE REPRESENTATIONS AND WARRANTIES IN ARTICLE V BY SUCH PERSON.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF

PARENT, FIRST MERGER SUB AND SECOND MERGER SUB

Except: (a) as set forth in the letter dated as of the date hereof and delivered by Parent, First Merger Sub and Second Merger Sub to the Company on or prior to the date hereof (the “Parent Disclosure Letter”); and (b) as disclosed in the Parent SEC Reports filed with the SEC prior to the date hereof (to the extent the qualifying nature of such disclosure is readily apparent from the content of such Parent SEC Reports, and excluding disclosures referred to in “Forward-Looking Statements”, “Risk Factors” and any other disclosures therein to the extent they are of a predictive or cautionary nature), Parent, First Merger Sub and Second Merger Sub represent and warrant to the Company as of the date hereof and as of the Closing Date as follows:

Section 5.01 Organization and Qualification.

(a) Each of Parent, First Merger Sub and Second Merger Sub is a company duly incorporated or organized, validly existing and in good standing under the laws of the State of Delaware, and as of immediately prior to the Closing, will be a company duly organized, validly existing and in good standing under the laws of the State of Delaware.

(b) Each of Parent, First Merger Sub and Second Merger Sub has the requisite corporate or limited liability power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, except as would not be material to Parent, First Merger Sub and Second Merger Sub, taken as a whole.

(c) None of Parent, First Merger Sub or Second Merger Sub are in violation in any material respect of any of the provisions of their respective Charter Documents.

(d) Each of Parent, First Merger Sub and Second Merger Sub is duly qualified or licensed to do business as a foreign corporation or limited liability company and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary.

Section 5.02 Parent Subsidiaries. Parent has no direct or indirect Subsidiaries or participations in joint ventures or other entities, and does not own, directly or indirectly, any equity interests or other interests or investments (whether equity or debt) in any Person, whether incorporated or unincorporated, other than First Merger Sub and Second Merger Sub, which are each wholly owned by Parent. Neither First Merger Sub nor Second Merger Sub has any assets or properties of any kind, does not now conduct and has never conducted any business, and has and will have at the Closing no obligations or liabilities of any nature whatsoever, except for such obligations as are imposed under this Agreement. Each of First Merger Sub and Second Merger Sub is an entity that has been formed solely for the purpose of engaging in the Transactions. The Second Merger Sub has at all times during its existence been treated as a disregarded entity for federal and applicable state and local income Tax purposes and its assets are thereby treated for applicable income Tax purposes as owned by Parent, and no election has been made or will be made, nor has any action been taken or will be taken, to treat the Second Merger Sub as a corporation or a partnership for income Tax purposes.

Section 5.03 Capitalization.

(a) As of the date hereof: (i) 400,000,000 shares of common stock, par value $0.0001 per share, of Parent are authorized, consisting of (A) 380,000,000 shares of Class A Common Stock (“Parent Class A Stock”), of which 26,075,000 are issued and outstanding and (B) 20,000,000 shares of Class B Common Stock (“Parent Class B Stock”), of which 6,468,750 are issued and outstanding; (ii) 1,000,000 shares of preferred stock, par value $0.0001 per share, of Parent (“Parent Preferred Stock” and, together with the Parent Class A Stock and the Parent Class B Stock, the “Parent Shares”) none of which are issued and outstanding; (iii) 4,616,667 warrants to purchase one share of Parent Class A Stock (the “Private Placement Warrants”) are outstanding; (iv) 5,175,000 warrants to purchase one share of Parent Class A Stock and up to 1,000,000 warrants, each exercisable to purchase one whole share of Parent Class A Stock at an exercise price of $11.50 per share, issuable in satisfaction of up to $1,500,000 in working capital loans as described in the Parent SEC Reports (the “Public Warrants”, collectively with the Private Placement Warrants, the “Parent Warrants”) are outstanding. All outstanding Parent Class A Stock, Parent Class B Stock and Parent Warrants have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to preemptive rights.

(b) The authorized capital stock of First Merger Sub consists of 1,000 shares of common stock, par value $0.001 per share (the “First Merger Sub Common Stock”). As of the date hereof, 1,000 shares of First Merger Sub Common Stock are issued and outstanding. All outstanding shares of First Merger Sub Common Stock have been duly authorized, validly issued, fully paid and are non-assessable, are not subject to preemptive rights, and are held by Parent.

(c) As of the date hereof, all outstanding membership interests of Second Merger Sub have been duly authorized, validly issued and are not subject to preemptive rights and are held by Parent.

(d) Except for the Parent Warrants, the PIPE Subscription Agreements, the Mudrick Subscription Agreement and any agreements with Parent’s public stockholders to not redeem Parent Class A Stock that may be entered into, or as contemplated in the Transaction Agreements, there are no outstanding options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments or Contracts of any kind to which Parent, First Merger Sub or Second Merger Sub is a party or by which any of them is bound obligating Parent, First Merger Sub or Second Merger Sub to issue, deliver or sell, or cause to be issued, delivered or sold, additional Parent Shares, First Merger Sub Common Stock, Second Merger Sub membership interests or any other shares of capital stock or membership interests other interest or participation in, or any security convertible or exercisable for or exchangeable into Parent Shares, First Merger Sub Common Stock, Second Merger Sub membership interests or any other shares of capital stock or membership interests or other interest or participation in Parent, First Merger Sub or Second Merger Sub.

(e) Each Parent Share, share of First Merger Sub Common Stock and Second Merger Sub membership interest and Parent Warrant: (i) has been issued in compliance in all material respects with: (A) Applicable Legal Requirements; and (B) the Parent Organizational Documents, and the Charter Documents of First Merger Sub or Second Merger Sub, as applicable; and (ii) was not issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any Applicable Legal Requirements, the Parent Organizational Documents, the Charter Documents of First Merger Sub or Second Merger Sub, as applicable, or any Contract to which any of Parent, First Merger Sub or Second Merger Sub is a party or otherwise bound by, including the Trust Agreement.

(f) All outstanding shares of capital stock of the Subsidiaries of Parent are owned by Parent, or a direct or indirect wholly owned Subsidiary of Parent, free and clear of all Liens (other than Permitted Liens).

(g) Subject to approval of the Parent Stockholder Matters, the shares of Parent Class A Stock to be issued by Parent in connection with the Transactions, upon issuance in accordance with the terms of this Agreement will be duly authorized, validly issued, fully paid and nonassessable, and will not be subject to any preemptive rights of any other stockholder of Parent and will be capable of effectively vesting in the Company Stockholders title to all such securities, free and clear of all Liens (other than Liens arising pursuant to applicable securities laws).

(h) Each holder of any of Parent Shares initially issued to the Sponsor in connection with Parent’s initial public offering (i) is obligated to vote all of such Parent Shares in favor of approving the Transactions, and (ii) is not entitled to elect to redeem any of such Parent pursuant to the Parent Organizational Documents.

(i) Except as set forth in the Parent Organizational Documents and in connection with the Transactions, there are no registration rights, and there is no voting trust, proxy, rights plan, anti-takeover plan or other agreements or understandings to which Parent is a party or by which Parent is bound with respect to any ownership interests of Parent.

Section 5.04 Authority Relative to this Agreement. Each of Parent, First Merger Sub and Second Merger Sub has the requisite power and authority to: (a) execute, deliver and perform this Agreement and the other Transaction Agreements to which it is a party; and (b) carry out its obligations hereunder and thereunder and, to consummate the Transactions. The execution and delivery by Parent, First Merger Sub and Second Merger Sub of this Agreement and the other Transaction Agreements to which each of them is a party, and the consummation by Parent, First Merger Sub and Second Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate or limited liability company action on the part of each of Parent, First Merger Sub and Second Merger Sub, and no other proceedings on the part of Parent, First Merger Sub or Second Merger Sub are necessary to authorize this Agreement or the other Transaction Agreements to which each of them is a party or to consummate the transactions contemplated thereby, other than approval of the Parent Stockholder Matters. This Agreement and the other Transaction Agreements executed and delivered by Parent, First Merger Sub and Second Merger Sub as of the date hereof has been, and the other Transaction Agreements which Parent, First Merger Sub and Second Merger Sub will execute and deliver at or prior to the Closing will be, duly and validly executed and delivered by Parent, First Merger Sub and Second Merger Sub and, assuming the due authorization, execution and delivery thereof by the other Parties, constitute the legal and binding obligations of Parent, First Merger Sub and Second Merger Sub (as applicable), enforceable against Parent, First Merger Sub and Second Merger Sub (as applicable) in accordance with their terms, except insofar as enforceability may be limited by the Remedies Exception.

Section 5.05 No Conflict; Required Filings and Consents.

(a) Neither the execution, delivery nor performance by Parent, First Merger Sub and Second Merger Sub of this Agreement or the other Transaction Agreements to which each of them is a party, nor (assuming approval of the Parent Stockholder Matters is obtained) the consummation of the Transactions will: (i) conflict with or violate their respective Charter Documents; (ii) assuming that the consents, approvals, orders, authorizations, registrations, filings or permits referred to in Section 5.05(b) are duly and timely obtained or made, conflict with or violate any Applicable Legal Requirements; or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or materially impair their respective rights or alter the rights or obligations of any third Person under, or give to others any rights of consent, termination, amendment, acceleration or cancelation of, or result in the creation of a Lien (other than any Permitted Lien) on any of the properties or assets of Parent or any of its Subsidiaries pursuant to, any Parent Material Contracts, except, with respect to clauses (ii) and (iii), as would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(b) Assuming the accuracy of the representations and warranties of the Company contained in this Agreement, the execution and delivery by each of Parent, First Merger Sub and Second Merger Sub of this Agreement and the other Transaction Agreements to which it is a party, does not, and the performance of its obligations hereunder and thereunder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except: (i) for the filing of the Certificates of Merger in accordance with the DGCL and DLLCA, as applicable; (ii) for applicable requirements, if any, of the Securities Act, the Exchange Act, blue sky laws, and the rules and regulations thereunder, and appropriate documents with the relevant authorities of other jurisdictions in which Parent is qualified to do business; (iii) for the filing of any notifications required under the HSR Act or any similar foreign Law and the expiration of the required waiting period thereunder; and (iv) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 5.06 Compliance; Approvals. Since its incorporation or organization, as applicable, each of Parent, First Merger Sub and Second Merger Sub has complied in all material respects with and has not been in violation of any Applicable Legal Requirements with respect to the ownership or operation of its business. Since the date of its incorporation or organization, as applicable, to the Knowledge of Parent, no investigation or review by any Governmental Entity with respect to Parent or any of its Subsidiaries has been pending or threatened. No written, or to the Knowledge of Parent, oral notice of non-compliance with any Applicable Legal Requirements has been received by any of Parent, First Merger Sub or Second Merger Sub. Each of Parent, First Merger Sub and Second Merger Sub is in possession of all Approvals necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to have such Approvals would not, individually or in the aggregate, reasonably be expected be material to Parent, First Merger Sub and Second Merger Sub, taken as a whole.

Section 5.07 Parent SEC Reports; Financial Statements; No Undisclosed Liabilities.

(a) Parent has timely filed all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed or furnished by Parent with the SEC under the Exchange Act or the Securities Act since the consummation of the initial public offering of Parent to the date hereof, together with any amendments, restatements or supplements thereto (all of the foregoing filed prior to the date hereof, the “Parent SEC Reports”). Except as otherwise disclosed in the Parent SEC Reports, the Parent SEC Reports were prepared in accordance with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations thereunder. Except as otherwise disclosed in the Parent SEC Reports, the Parent SEC Reports did not, at the time they were filed with the SEC, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Except as otherwise disclosed in the Parent SEC Reports, Parent maintains disclosure controls and procedures required by Rule 13a-15(e) or 15d-15(e) under the Exchange Act. Each director and executive officer of Parent has filed with the SEC on a timely basis all statements required with respect to Parent by Section 16(a) of the Exchange Act and the rules and regulations thereunder. As used in this Section 5.07, the term “file” will be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC or NYSE.

(b) The financial statements and notes contained in the Parent SEC Reports fairly present the financial condition and the results of operations, changes in stockholders’ equity and cash flows of Parent as at the respective dates of, and for the periods referred to, in such financial statements, all in accordance with (i) GAAP, and (ii) Regulation S-X or Regulation S-K, as applicable, subject, in the case of interim financial statements, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be material) and the omission of notes to the extent permitted by Regulation S-X or Regulation S-K, as applicable. Parent has no off-balance sheet arrangements that are not disclosed in the Parent SEC Reports. No financial statements other than those of Parent are required by GAAP to be included in the consolidated financial statements of Parent.

(c) There is no liability, debt or obligation (absolute, accrued, contingent or otherwise) of any of the Parent or its Subsidiaries, except for liabilities, debts and obligations: (i) provided for in, or otherwise reflected or reserved for the financial statements and notes contained or incorporated by reference in the Parent SEC Reports; (ii) that have arisen since the date of the most recent balance sheet included in the financial statements and notes contained or incorporated by reference in the Parent SEC Reports in the ordinary course of the operation of business of Parent; (iii) incurred in connection with the transactions contemplated by this Agreement; (iv) that will be discharged or paid off prior to or at the Closing; or (v) that would not be material to the business of Parent and its Subsidiaries, taken as a whole.

(d) Notwithstanding the foregoing, no representation or warranty is made as to any statement or information that relates to (i) the topics referenced in the SEC’s “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies” issued by SEC staff on April 12, 2021, (ii) the classification of shares of the Parent Class A Stock as permanent or temporary equity, or (iii) any subsequent guidance, statements or interpretations issued by the SEC or its staff, whether formally or informally, publicly or privately, including guidance, statements or interpretations relating to the foregoing or to other accounting matters, including matters relating to initial public offering securities or expenses (collectively, the “SEC Guidance”), and no correction, amendment or restatement of any of the Parent SEC Reports due to the SEC Guidance will be deemed to be a breach of any representation or warranty by Parent.

Section 5.08 Absence of Certain Changes or Events. Since March 4, 2021 through the date hereof, (a) there has not been any effect, change, event, fact, condition or occurrence, that, individually or in the aggregate, has had, or would reasonably be expected to have, a Parent Material Adverse Effect, and (b) Parent has not taken or omitted to take any action that, if taken or omitted to be taken after the date hereof would require the prior written consent of the Company pursuant to Section 6.02.

Section 5.09 Litigation. There are no Legal Proceedings pending or, to the Knowledge of Parent, threatened against or otherwise relating to Parent or any of its Subsidiaries (a) as of the date hereof, challenging or seeking to enjoin the Transactions, or (b) that would, individually or in the aggregate, reasonably be expected to be material to Parent.

Section 5.10 Business Activities. Since their respective incorporation or formation, as applicable, none of Parent, First Merger Sub or Second Merger Sub has conducted any business activities other than activities: (a) in connection with its organization; or (b) directed toward the accomplishment of a business combination. Except as set forth in the Parent Organizational Documents, there is no Contract or Order binding upon Parent, First Merger Sub or Second Merger Sub or to which any of them is a party which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of it, any acquisition of property by it or the conduct of business by it as currently conducted or as currently contemplated to be conducted as of the Closing, other than such effects, individually or in the aggregate, which would not reasonably be expected to be material to Parent. Parent does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the Transactions, neither Parent nor any of its Subsidiaries has any interests, rights, obligations or liabilities with respect to, or is party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or could reasonably be interpreted as constituting, a Parent Acquisition Transaction.

Section 5.11 Parent Material Contracts. Section 5.11 of the Parent Disclosure Letter sets forth a true, correct and complete list of each “material contract” (as such term is defined in Regulation S-K of the SEC) to which Parent, First Merger Sub or Second Merger Sub is party, including Contracts by and among Parent, First Merger Sub or Second Merger Sub, on the one hand, and any director, officer, stockholder or Affiliate of such Parties (the “Parent Material Contracts”), other than any such Parent Material Contract that is listed as an exhibit to any Parent SEC Report.

Section 5.12 Parent Listing. The issued and outstanding Parent Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the New York Stock Exchange (“NYSE”) under the symbol “IPVA.U”. The issued and outstanding shares of Parent Class A Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on NYSE under the symbol “IPVA”. The issued and outstanding Parent Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on NYSE under the symbol “IPVA WS”. Parent has not been notified by NYSE that it does not comply with any NYSE listing rule, which noncompliance is not subject to any compliance extension or ability to remedy, in each case as permitted by the NYSE continued listing rules. There is no action or proceeding pending or, to the Knowledge of Parent, threatened in writing against Parent by NYSE or the SEC with respect to any intention by such entity to deregister the Parent Units, the shares of Parent Class A Stock or Parent Warrants or terminate the listing of Parent on NYSE. None of Parent or any of its Affiliates has taken any action in an attempt to terminate the registration of the Parent Units, the Parent Class A Stock or Parent Warrants under the Exchange Act.

Section 5.13 PIPE Investment Amount. As soon as reasonably practicable after the execution thereof, Parent will deliver to the Company true, accurate and complete copies of each of the PIPE Subscription Agreements, together with any other agreements, side letters, or arrangements between Parent and any of the counterparty(ies) thereto relating to the PIPE Investment, the Company, Parent or their respective Affiliates. Each PIPE Subscription Agreement, when delivered, will be (A) a legal, valid and binding obligation of Parent and, to the Knowledge of Parent, each PIPE Investor and (B) enforceable against Parent and, to the Knowledge of Parent, each PIPE Investor, subject to the Remedies Exception. Parent will promptly disclose to the Company the existence of any other agreements, side letters, or arrangements between Parent and any PIPE Investor relating to any PIPE Subscription Agreement that could affect the obligations of the PIPE Investors to contribute to Parent the applicable portion of the PIPE Investment Amount set forth in the PIPE Subscription Agreements. The PIPE Subscription Agreements will contain all of the conditions precedent (other than the conditions contained in the other Transaction Agreements) to the obligations of the PIPE Investors to contribute to Parent the applicable portion of the PIPE Investment Amount set forth in the PIPE Subscription Agreements on the terms therein.

Section 5.14 Mudrick Subscription Agreement, Mudrick Indenture and Convertible Notes. Parent has delivered to the Company a true, accurate and complete copy of the Mudrick Subscription Agreement to which the form of Mudrick Indenture (including the form of Convertible Note) is attached as an exhibit, providing for the issuance to the applicable purchasers of the Convertible Notes concurrently with the Closing, against payment of the purchase price therefor by the applicable purchasers as provided in the Mudrick Subscription Agreement. As of the date hereof, none of the Mudrick Subscription Agreement has been withdrawn or terminated, or otherwise amended or modified, in any respect by Parent, or to the Knowledge of Parent, by any of the applicable purchasers. Each of the Mudrick Subscription Agreement is (A) a legal, valid and binding obligation of Parent and, to the Knowledge of Parent, the purchasers signatory thereto, and (B) enforceable against Parent and, to the Knowledge of Parent, the purchasers signatory thereto, subject to the Remedies Exception. There are no other agreements, side letters, or arrangements between Parent and any of the purchasers signatory to the Mudrick Subscription Agreement that could affect the obligations of such purchasers to pay to Parent or the Surviving Entity the purchase price for the Convertible Notes as provided in the Mudrick Subscription Agreement and Parent does not know of any facts or circumstances that would reasonably be expected to result in any of the conditions set forth in the Mudrick Subscription Agreement not being satisfied, or the net proceeds from the sale of the Convertible Notes not being available to Parent or the Surviving Entity, on the Closing Date. No event has occurred that, with or without notice, lapse of time or both, would constitute a material default or material breach on the part of Parent under any material term or condition of the Mudrick Subscription Agreement and, as of the date hereof, Parent has no reason to believe that it will be unable to satisfy in all material respects on a timely basis any term or condition of closing to be satisfied by it contained in the Mudrick Subscription Agreement.

Section 5.15 Trust Account.

(a) As of the date hereof, Parent has $258,786,957.00 in a trust account (the “Trust Account”), maintained and invested pursuant to that certain Investment Management Trust Agreement (the “Trust Agreement”) effective as of March 4, 2021, by and between Parent and Continental Stock Transfer & Trust Company, a New York corporation (“Continental”), for the benefit of its public stockholders, with such funds invested in the U.S. Government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940.

(b) The Trust Agreement has not been amended or modified and, to the Knowledge of Parent with respect to Continental, has not been terminated, is enforceable by and against Parent in accordance with its terms, except insofar as enforceability may be limited by the Remedies Exception. Parent has performed all material obligations required to be performed by it as of the date hereof under, and complied in all material respects with, the terms of the Trust Agreement and is not in breach thereof or default thereunder and there does not exist under the Trust Agreement any event which, with the giving of notice or the lapse of time, would constitute such a breach or default by Parent or, to the Knowledge of Parent, Continental. There are no separate Contracts, side letters or other understandings (whether written or unwritten, express or implied): (i) between Parent and Continental that would cause the description of the Trust Agreement in the Parent SEC Reports to be inaccurate in any material respect; or (ii) to the Knowledge of Parent, that would entitle any Person (other than stockholders of Parent holding Parent Class A Stock sold in Parent’s initial public offering who will have elected to redeem their shares of Parent Class A Stock pursuant to the Parent Organizational Documents) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except: (A) to pay income and franchise taxes from any interest income earned in the Trust Account; and (B) to redeem Parent Class A Stock in accordance with the provisions of Parent Organizational Documents. There are no Legal Proceedings pending or, to the Knowledge of Parent, threatened with respect to the Trust Account. As of the date hereof, assuming the accuracy of the representations and warranties of the Company contained herein and the compliance by the Company with its obligations hereunder, Parent does have any reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to Parent on the Closing Date.

Section 5.16 Taxes.

(a) All material Tax Returns required to be filed by Parent have been timely filed (after giving effect to any valid extensions) and all such Tax Returns are true, correct and complete in all material respects.

(b) Parent has paid in full all material amounts of its Taxes which are due and payable. Any Taxes or Tax liabilities that relate to a pre-Closing period that are not yet due and payable for periods covered by the financial statements of Parent have been properly accrued and adequately disclosed in such financial statements in accordance with GAAP.

(c) Parent has complied in all material respects with Applicable Legal Requirements relating to the withholding and remittance of all material amounts of Taxes and all material amounts of Taxes required by Applicable Legal Requirements to be withheld by Parent have been withheld and paid over to the appropriate Governmental Entity.

(d) No deficiency for any material amount of Taxes has been asserted or assessed by any Governmental Entity in writing against Parent (nor to the Knowledge of Parent is there any) which has not been paid or resolved. No material audit or other proceeding by any Governmental Entity with respect to any Taxes due from Parent is currently pending or threatened in writing against Parent.

(e) There are no Tax indemnification agreements or Tax sharing agreements under which Parent could be liable after the Closing Date for the Tax liability of any other Person, except for customary agreements or arrangements with customers, vendors, lenders and the like or other similar agreements, in each case, that do not relate primarily to Taxes.

(f) Parent has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the past two years.

(g) Parent has not entered into a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(h) Parent (i) does not have any liability for the Taxes of another Person (other than First Merger Sub and Second Merger Sub) pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign tax Legal Requirements), as a transferee or a successor or pursuant to any other Legal Requirements, and (ii) has not ever been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal, state or local income Tax purposes, other than a group the common parent of which was and is Parent.

(i) Parent has not consented to waive or extend the time in which any material Tax may be assessed or collected by any Governmental Entity (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business), which waiver or extension is still in effect and no written request for any such waiver or extension is currently pending.

(j) Parent will not be required to include any material item of income in, or exclude any material item or deduction from, taxable income for any taxable period beginning after the Closing Date or, in the case of any taxable period beginning on or before and ending after the Closing Date, the portion of such period beginning after the Closing Date, as a result of: (i) an installment sale or open transaction disposition that occurred prior to the Closing; (ii) any change in method of accounting on or prior to the Closing, including by reason of the application of Section 481 of the Code (or any analogous provision of state, local or foreign tax Legal Requirements); (iii) other than in the ordinary course of business, a prepaid amount received or deferred revenue recognized prior to the Closing; (iv) any intercompany transaction or excess loss account described in the Treasury Regulations under Section 1502 (or any corresponding or similar provision of state or local tax Legal Requirements) that occurred or existed prior to the Closing or (v) any closing agreement pursuant to Section 7121 of the Code or any similar provision of state, local or foreign tax Legal Requirements entered into prior to the Closing. Parent does not own an equity interest in any entity or arrangement classified as a partnership for United States federal Tax purposes. Parent has not, pursuant to COVID-19 Measures, deferred until after the Closing the payment of any payroll or other Taxes the due date for the original payment of which was at or prior to the Closing.

(k) There are no Liens for material amounts of Taxes (other than Permitted Liens) upon any of Parent’s assets.

(l) Parent does not have a permanent establishment in any country other than the country of its organization, nor has been subject to income Tax in a jurisdiction outside the country of its organization, in each case, where it is required to file a material income Tax Return and does not file such Tax Return.

(m) No claim has been made in writing (nor to the Knowledge of Parent is any such claim pending or contemplated) by any Governmental Entity in a jurisdiction in which Parent does not file Tax Returns that Parent is or may be subject to taxation by, or required to file Tax Returns in, that jurisdiction, nor to the Knowledge of Parent does any such obligations exist on the part of Parent.

(n) Each of First Merger Sub and Second Merger Sub were formed for the purpose of engaging in the transactions contemplated by this Agreement, has not conducted any business prior to the date hereof and has and will have at the Closing no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the consummation of the transactions contemplated by this Agreement. Second Merger Sub is a disregarded entity for federal income tax purposes, and no election has or will be made to treat Second Merger Sub as anything other than a disregarded entity for federal income tax purposes if such election may adversely affect the Mergers from qualifying as a reorganization under Section 368(a) of the Code.

Section 5.17 Information Supplied. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in the Merger Materials will, at the date mailed to stockholders of Parent or at the time of the Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, Parent makes no representation, warranty or covenant with respect to: (a) statements made or incorporated by reference therein based on information supplied by the Company or the Company Subsidiaries for inclusion or incorporation by reference in the Merger Materials; or (b) any projections or forecasts included in the Merger Materials.

Section 5.18 Board Approval; Stockholder Vote. The Parent Board and First Merger Sub (including any required committee or subgroup of the Parent Board or First Merger Sub, as applicable) and the sole member of Second Merger Sub have, as of the date hereof, unanimously: (a) approved and declared the advisability of this Agreement, the other Transaction Agreements and the consummation of the Transactions; and (b) determined that the consummation of the Transactions is in the best interest of, as applicable, the stockholders of Parent or First Merger Sub (as applicable) and the sole member of Second Merger Sub. Other than the approval of the Parent Stockholder Matters, no other corporate proceedings on the part of Parent are necessary to approve the consummation of the Transactions.

Section 5.19 Affiliate Transactions. Except as described in the Parent SEC Reports, no Contract between Parent, on the one hand, and any of the present or former directors, officers, employees, stockholders or warrant holders or Affiliates of Parent (or an immediate family member of any of the foregoing), on the other hand, will continue in effect following the Closing, other than any such Contract that is not material to Parent.

Section 5.20 Brokers. Except for Morgan Stanley & Co. LLC and EarlyBirdCapital, Inc., none of Parent, First Merger Sub, Second Merger Sub, nor any of their respective Affiliates, including Sponsor, has any liability or obligation to pay, or is entitled to receive, any fees or commissions to any broker, finder or agent with respect to the Transactions.

Section 5.21 Committee on Foreign Investment in the United States. Neither Parent nor the Sponsor is a “foreign person” as defined in 31 C.F.R. § 800.215. No “foreign person” as defined in 31 C.F.R. § 800.215 that is an investor in Parent or the Sponsor will obtain (i) access to any material nonpublic technical information (as defined in 31 C.F.R. § 800.232) in the possession of the Company, (ii) membership or observer rights on, or the right to nominate an individual to a position on, the Company Board, or (iii) any involvement, other than through voting of shares, in substantive decision-making of the Company regarding (a) the use, development, acquisition, safekeeping, or release of sensitive personal data (as defined in 31 C.F.R. § 800.241) of U.S. citizens maintained or collected by the Company, (b) the use, development, acquisition, or release of critical technologies, as defined in 31 C.F.R. § 800.215, or (c) the management, operation, manufacture, or supply of covered investment critical infrastructure, as defined in 31 C.F.R. § 800.212.

Section 5.22 Indebtedness. Section 5.22 of the Parent Disclosure Letter sets forth the principal amount of all of the outstanding Indebtedness, as of the date hereof, of Parent and its Subsidiaries.

Section 5.23 Sponsor Support Agreement. Parent has delivered to the Company a true, correct and complete copy of the Sponsor Support Agreement. The Sponsor Support Agreement is in full force and effect and has not been withdrawn or terminated, or otherwise amended or modified, in any respect, and no withdrawal, termination, amendment or modification is contemplated by Parent. The Sponsor Support Agreement is a legal, valid and binding obligation of Parent and, to the Knowledge of Parent, each other party thereto (in each case, subject to the Remedies Exception) and neither the execution or delivery by any party thereto, nor the performance of any party’s obligations under, the Sponsor Support Agreement violates any provision of, or results in the breach of or default under, or require any filing, registration or qualification under, any Applicable Legal Requirement. No event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent under any material term or condition of the Sponsor Support Agreement.

Section 5.24 Disclaimer of Other Warranties. PARENT, FIRST MERGER SUB AND SECOND MERGER SUB HEREBY ACKNOWLEDGE THAT, EXCEPT AS EXPRESSLY PROVIDED IN ARTICLE IV OR IN THE TRANSACTION AGREEMENTS, NONE OF THE COMPANY, ANY OF ITS SUBSIDIARIES OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES HAS MADE, IS MAKING, OR WILL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, TO PARENT, FIRST MERGER SUB, SECOND MERGER SUB, ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON, WITH RESPECT TO THE COMPANY STOCKHOLDERS (OR ANY HOLDER OF DERIVATIVE SECURITIES OF THE COMPANY), ANY OF THE GROUP COMPANIES OR ANY OF THE DIRECTORS, OFFICERS, EMPLOYEES, BUSINESSES, ASSETS OR PROPERTIES OF THE FOREGOING, OR OTHERWISE, INCLUDING ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, FUTURE RESULTS, PROPOSED BUSINESSES OR FUTURE PLANS. WITHOUT LIMITING THE FOREGOING AND NOTWITHSTANDING ANYTHING TO THE CONTRARY: (A) NONE OF THE COMPANY, ANY OF ITS SUBSIDIARIES OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES WILL BE DEEMED TO MAKE TO PARENT, FIRST MERGER SUB, SECOND MERGER SUB, OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES ANY REPRESENTATION OR WARRANTY OTHER THAN AS EXPRESSLY MADE BY THE COMPANY TO PARENT, FIRST MERGER SUB AND SECOND MERGER SUB IN ARTICLE IV OR IN THE TRANSACTION AGREEMENTS; AND (B) NONE OF THE COMPANY NOR ANY OF ITS SUBSIDIARIES, NOR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES, HAS MADE, IS MAKING, OR WILL BE DEEMED TO MAKE TO PARENT, FIRST MERGER SUB, SECOND MERGER SUB, OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO: (1) THE INFORMATION DISTRIBUTED OR MADE AVAILABLE TO PARENT OR ITS REPRESENTATIVES BY OR ON BEHALF OF THE COMPANY IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS; (2) ANY MANAGEMENT PRESENTATION, CONFIDENTIAL INFORMATION MEMORANDUM OR SIMILAR DOCUMENT; OR (3) ANY FINANCIAL PROJECTION, FORECAST, ESTIMATE, BUDGET OR SIMILAR ITEM RELATING TO THE COMPANY, ANY OF ITS SUBSIDIARIES AND/OR THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING. EACH OF PARENT, FIRST MERGER SUB AND SECOND MERGER SUB HEREBY ACKNOWLEDGES THAT IT HAS NOT RELIED ON ANY PROMISE, REPRESENTATION OR WARRANTY THAT IS NOT EXPRESSLY SET FORTH IN ARTICLE IV OF THIS AGREEMENT OR IN THE TRANSACTION AGREEMENTS. EACH OF PARENT, FIRST MERGER SUB AND SECOND MERGER SUB

ACKNOWLEDGES THAT IT HAS CONDUCTED, TO ITS SATISFACTION, AN INDEPENDENT INVESTIGATION AND VERIFICATION OF THE COMPANY, ITS SUBSIDIARIES AND THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING AND, IN MAKING ITS DETERMINATION TO PROCEED WITH THE TRANSACTIONS, EACH OF PARENT, FIRST MERGER SUB AND SECOND MERGER SUB HAS RELIED ON THE RESULTS OF ITS OWN INDEPENDENT INVESTIGATION AND VERIFICATION, IN ADDITION TO THE REPRESENTATIONS AND WARRANTIES OF THE COMPANY EXPRESSLY AND SPECIFICALLY SET FORTH IN ARTICLE IV OF THIS AGREEMENT AND THE TRANSACTION AGREEMENTS. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS SECTION 5.24, CLAIMS AGAINST THE COMPANY OR ANY OTHER PERSON WILL NOT BE LIMITED IN ANY RESPECT IN THE EVENT OF FRAUD IN THE MAKING OF THE REPRESENTATIONS AND WARRANTIES IN ARTICLE IV OR IN THE TRANSACTION AGREEMENTS BY SUCH PERSON.

ARTICLE VI

CONDUCT PRIOR TO THE CLOSING DATE

Section 6.01 Conduct of Business by the Company and the Company Subsidiaries. During the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, the Company will, and will cause the Company Subsidiaries to (i) carry on its business in the ordinary course consistent with past practice (including, for the avoidance of doubt, recent past practice in light of COVID-19) and (ii) use commercially reasonable efforts to preserve the Company’s and the Company Subsidiaries’ material assets, properties, business, operations, organization (including officers and employees), goodwill and relationships with suppliers, customers, contractors, regulators and any other Persons having a material business relationship with the Company or any of the Company Subsidiaries, except to the extent that Parent will otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed). Notwithstanding anything to the contrary contained herein, nothing herein will prevent the Company or the Company Subsidiaries from taking or failing to take any commercially reasonable action, including the establishment of any commercially reasonable policy, procedure or protocol, in response to COVID-19 or any COVID-19 Measures so long as, in each instance, prior to taking any such action that would otherwise violate this Section 6.01, the Company, to the extent reasonably practicable under the circumstances, provides Parent with advance written notice of such anticipated action and consults with Parent in good faith with respect to such action and, following such written notice and good faith consultation, no such actions or failure to take such actions will be deemed to violate or breach this Section 6.01. Without limiting the generality of the foregoing, except as required or expressly permitted by the terms of this Agreement or as set forth on Section 6.01 of the Company Disclosure Letter, or as required by Applicable Legal Requirements, without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, the Company will not, and will cause the Company Subsidiaries not to, do any of the following:

(a) except as contemplated by this Agreement or any Company Benefit Plan existing as of the date hereof or Applicable Legal Requirements: (i) materially increase the compensation, bonus, pension, welfare, fringe or other benefits, severance or termination pay of any current or former directors, officers, employees or independent contractors of the Group Companies are eligible to receive, other than increases to any such individuals who are not directors or officers of the Group Companies in the ordinary course of business consistent with past practice that do not exceed ten percent (10%) individually or five percent (5%) in the aggregate; (ii) enter into, materially amend or terminate any Company Benefit Plan (including any awards under any Company Benefit Plan) or any employee benefit plan, policy, program, agreement, trust or arrangement that would have constituted a Company Benefit Plan if it had been in effect on the date hereof (other than annual renewal of group health and welfare plans in the ordinary course of business consistent with past practice that does not result in a material increase in cost to the Company); (iii) accelerate the vesting of or lapsing of restrictions with respect to any stock-based compensation or other long-term incentive compensation under any Company Benefit Plan; (iv) grant any equity or equity-based compensation awards other than customary grants in the ordinary course of business, consistent with past practice, not to exceed 6,326,928 shares in the aggregate; (v) materially amend or modify any outstanding award under any Company Benefit Plan; (vi) enter into, amend or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar organization; (vii) hire or engage any new employee or independent contractor if such new employee or independent contractor will receive annual base compensation in excess of $300,000, other than in the ordinary course of business consistent with past practice, or (viii) terminate the employment or engagement, other than for cause (including performance reasons) or due to death or disability, of any employee or independent contractor receiving annual base compensation in excess of $300,000;

(b) (i) transfer, sell, assign, license, sublicense, covenant not to assert, subject to a Lien (other than a Permitted Lien), abandon, allow to lapse, transfer or otherwise dispose of, any right, title or interest of the Company in or to any Owned Intellectual Property material to any of the businesses of the Group Companies (other than non-exclusive licenses of Owned Intellectual Property granted in the ordinary course of business or abandoning, allowing to lapse or otherwise disposing of Owned Intellectual Property registrations or applications that the Company, in the exercise of its good faith business judgment, has determined to abandon, allow to lapse or otherwise dispose of); (ii) fail to diligently prosecute the Patent applications owned by the Company other than applications that are immaterial or that the Company, in the exercise of its good faith business judgment, has determined to abandon, allow to lapse or otherwise dispose of; (iii) disclose, divulge, furnish to or make accessible to any third Person who is not subject to an agreement sufficiently protecting the confidentiality thereof any material Trade Secrets constituting Owned Intellectual Property or any Trade Secrets of any Person to whom any Group Company has a confidentiality obligation; or (iv) subject any Company Software material to the business of the Group Companies to Copyleft Terms;

(c) except for transactions solely among the Group Companies or in connection with the PIPE Investment or the Mudrick Subscription Agreement: (i) declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock; (ii) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any membership interests, capital stock or any other equity interests, as applicable, in any Group Company except pursuant to any unvested share repurchase right triggered in connection with a termination of service; (iii) grant, issue, sell or otherwise dispose of, or authorize, solicit, negotiate, discuss or propose the grant, issuance, sale or other disposition of, any membership interests, capital stock or any other equity interests (such as warrants, stock options, stock units, restricted stock or other Contracts for the purchase or acquisition of such capital stock), as applicable, in any Group Company, other than in connection with the exercise of Company Options as permitted by the terms of such Company Options, the settlement of Company RSUs as permitted by the terms of such Company RSUs or as otherwise set forth herein; or (iv) issue, deliver, sell, authorize, pledge or otherwise encumber, or solicit, propose, negotiate, discuss or agree to any of the foregoing with respect to, any shares of capital stock or other equity securities or ownership interests or any securities convertible into or exchangeable for shares of capital stock or other equity securities or ownership interests, or subscriptions, rights, warrants or options to acquire any shares of capital stock or other equity securities or ownership interests or any securities convertible into or exchangeable for shares of capital stock or other equity securities or other ownership interests, negotiate, discuss or enter into other agreements or commitments of any character obligating it to issue any such shares, equity securities or other ownership interests or convertible or exchangeable securities;

(d) amend or otherwise modify its Charter Documents, or authorize or propose the same, or form or establish any Subsidiary;

(e) (i) merge, consolidate or combine with any Person; or (ii) acquire or agree to acquire (or divest or agree to divest) by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof for consideration in excess of $250,000 individually or $500,000 in the aggregate;

(f) except in connection with the PIPE Investment and the Mudrick Subscription Agreement: (i) grant, issue, sell or otherwise dispose, or authorize, solicit, negotiate, discuss or propose the grant, issuance, sale or other disposition of, any debt securities or rights to acquire any debt securities of any of the Group Companies or guarantee any debt securities of another Person; (ii) make, incur, create or assume any loans, advances or capital contributions to, or investments in, or guarantee any Indebtedness of, any Person other than any of the Group Companies, except for loans, advances or capital contributions pursuant to and in accordance with the terms of agreements or legal obligations existing as of the date hereof and except for advances or loans made to employees for relocation, travel or other employment related purposes in the ordinary course of business, in each case set forth on Section 6.01(f) of the Company Disclosure Letter; (iii) create any Liens on any property or assets of any of the Group Companies in connection with any Indebtedness thereof (other than Permitted Liens);

(iv) cancel or forgive any Indebtedness owed to any of the Group Companies; or (v) make, incur or commit to make or incur any capital expenditures, other than in the ordinary course of business consistent with past practice; provided, that, the Company shall be permitted to issue up to $65,000,000 in New Getaround Bridge Notes, on terms as agreed upon by Parent and the Company and, if Parent and the Company fail to agree upon such terms, on terms substantially identical to the terms governing the Bridge Notes;

(g) release, assign, compromise, settle or agree to settle any pending or threatened Legal Proceeding (i) if such settlement would require payment by the Company and/or its Subsidiaries in an amount greater than $500,000, (ii) to the extent such settlement includes an agreement by the Company and/or its Subsidiaries to accept or concede injunctive relief or (iii) to the extent such settlement is adverse to the Company and/or its Subsidiaries and involves an Legal Proceeding brought by a Governmental Entity or alleged criminal wrongdoing;

(h) except in the ordinary course of business consistent with past practices: (i) modify, amend or terminate any Company Material Contract; (ii) enter into any Contract that would have been a Company Material Contract had it been entered into prior to the date hereof; or (iii) waive, delay the exercise of, release or assign any material rights or claims under any Company Material Contract;

(i) except as required by GAAP (or any interpretation thereof) or Applicable Legal Requirements, make any material change in accounting methods, principles or practices;

(j) (i) make, change or rescind any material Tax election; (ii) settle or compromise any material Tax liability or claim or assessment for a material amount of Taxes; (iii) change (or request to change) any method of accounting for Tax purposes; (iv) file an amendment to any material Tax Return; (v) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of material Taxes may be issued or in respect of any material Tax attribute that would give rise to any claim or assessment of Taxes of or with respect to the Group Companies (or its respective income, assets and operations) other than any extension pursuant to an extension to file any Tax Return; (vi) knowingly surrender or allow to expire any right to claim a refund of Taxes; (vii) enter into any “closing agreement” as described in Section 7121 of the Code (or any similar Legal Requirement) with any Governmental Entity; (viii) incur any material liability for Taxes other than in the ordinary course of business; (ix) prepare any material Tax Return in a manner inconsistent with past practice; or (x) take any action (or knowingly fail to take any action) that would reasonably be expected to prevent, impair or impede the Intended Tax Treatment;

(k) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, restructuring, recapitalization, dissolution or winding-up of the Company or any Company Subsidiary;

(l) enter into, amend or terminate any Company Material Contract or transaction with, or waive any material right in connection therewith, or pay, distribute or advance any assets or property to, any Insider or any Affiliate of an Insider;

(m) engage in any new line of business or expand any existing line of business;

(n) implement any employee layoffs, plant closings, or similar events that individually or in the aggregate would give rise to any obligations or liabilities on the part of the Group Companies under WARN or any similar state or local “mass layoff” or “plant closing” Legal Requirement;

(o) voluntarily fail to take any action required to maintain any material Insurance Policies of any Group Company in force (other than (i) substitution of an Insurance Policy by an insurance policy with a substantially similar coverage or (ii) with respect to any policy that covers any asset or matter that has been disposed or is no longer subsisting), or knowingly take or omit to take any action that could reasonably result in any such Insurance Policy being void or voidable (other than (i) substitution of an Insurance Policy by an insurance policy with a substantially similar coverage or, (ii) with respect to any policy that covers any asset or matter that has been disposed or is no longer subsisting);

(p) disclose or agree to disclose to any Person (other than Parent or any of its Representatives) any Trade Secret or any other material confidential or proprietary information, know-how or process of the Company or any of the Company Subsidiaries other than in the ordinary course of business and pursuant to obligations sufficient to maintain the confidentiality thereof;

(q) engage in any activity that would result in a violation of or material non-compliance with any Anti-Money Laundering Law or any applicable Specified Business Conduct Laws; or

(r) agree in writing or otherwise agree, commit or resolve to take any of the actions described in Section 6.01(a) through (q) above.

Nothing contained in this Agreement will give Parent, directly or indirectly, any right to control or direct the operations of the Group Companies prior to the Closing. Prior to the Closing, each of the Company and Parent will exercise, consistent with the other terms and conditions of this Agreement, complete control and supervision over their respective businesses.

Section 6.02 Conduct of Business by Parent, First Merger Sub and Second Merger Sub. During the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, Parent will, and will cause its Subsidiaries to, carry on its business in the ordinary course consistent with past practice, except to the extent that the Company will otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), as contemplated by this Agreement (including as contemplated by the PIPE Subscription Agreements or the Mudrick Subscription Agreement), or as required by Applicable Legal Requirements (including (x) as may be requested or compelled by any Governmental Entity and (y) COVID-19 Measures). Without limiting the generality of the foregoing, except as required or permitted by the terms of this Agreement or as required by Applicable Legal

Requirements (including (x) as may be requested or compelled by any Governmental Entity and (y) COVID-19 Measures), without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, Parent will not, and will cause its Subsidiaries not to, do any of the following:

(a) declare, set aside or pay dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock (or warrant) or split, combine or reclassify any capital stock (or warrant), effect a recapitalization or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock or warrant, or effect any like change in capitalization;

(b) other than in connection with the Sponsor Support Agreement, purchase, redeem or otherwise acquire, directly or indirectly, any equity securities of Parent or any of its Subsidiaries;

(c) other than as set forth in the PIPE Subscription Agreements, the Mudrick Subscription Agreement or any agreements with Parent’s public stockholders to not redeem Parent Class A Stock that may be entered into, or as contemplated in the Transaction Agreements, grant, issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares of capital stock or other equity securities or any securities convertible into or exchangeable for shares of capital stock or other equity securities, or subscriptions, rights, warrants or options to acquire any shares of capital stock or other equity securities or any securities convertible into or exchangeable for shares of capital stock or other equity securities, or enter into other agreements or commitments of any character obligating it to issue any such shares of capital stock or equity securities or convertible or exchangeable securities;

(d) except as contemplated by this Agreement, amend or otherwise modify its Charter Documents, or authorize or propose the same, or form or establish any Subsidiary;

(e) (i) merge, consolidate or combine with any Person; or (ii) acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, or enter into any joint ventures, strategic partnerships or alliances;

(f) (i) grant, issue, sell or otherwise dispose, or authorize or propose to grant, issue, sell or otherwise dispose, any debt securities or rights to acquire any debt securities of Parent or guarantee any debt securities of another Person; (ii) incur any Indebtedness or guarantee any Indebtedness of another Person; (iii) make any loans or advances to any other Person, other than immaterial loans and advances to employees consistent with past practice; (iv) cancel or forgive any Indebtedness owed to Parent; or (v) make, incur or commit to make or incur any capital expenditures, other than in the ordinary course of business; provided, however, Parent will be permitted to incur Indebtedness (which will constitute Parent Transaction Costs) from its Affiliates and stockholders in order to meet its capital requirements, with any such loans to be made only as reasonably required by the operation of Parent in due course on a non-interest basis and otherwise on arm’s-length terms and conditions and repayable at Closing and in any event in an aggregate amount not to exceed $300,000;

(g) except as required by GAAP (or any interpretation thereof) or Applicable Legal Requirements, make any change in accounting methods, principles or practices;

(h) (i) make, change or rescind any material Tax election; (ii) settle or compromise any material Tax liability or claim or assessment for a material amount of Taxes; (iii) change (or request to change) any method of accounting for Tax purposes; (iv) file an amendment to any amended Tax Return or file any material Tax Return in a manner inconsistent with past practice; (v) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of material Taxes may be issued or in respect of any material Tax attribute that would give rise to any claim or assessment of Taxes of Parent (other than any extension pursuant to an extension to file any Tax Return); (vi) knowingly surrender or allow to expire any right to claim a refund of Taxes; (vii) enter into any “closing agreement” as described in Section 7121 of the Code (or any similar Legal Requirement) with any Governmental Entity; (viii) take any action (or knowingly fail to take any action) that would reasonably be expected to prevent, impair or impede the Intended Tax Treatment; or (ix) incur any liability for material Taxes other than in the ordinary course of business;

(i) create any material Liens on any material property or assets of Parent, First Merger Sub or Second Merger Sub;

(j) liquidate, dissolve, reorganize or otherwise wind up the business or operations of Parent, First Merger Sub or Second Merger Sub;

(k) release, assign, compromise, settle or agree to settle any pending or threatened Legal Proceeding to the extent such settlement (i) includes (A) any agreement or undertaking by Parent to accept or concede any injunctive relief, or (B) any financial obligation of Parent that will not extinguished in its entirety prior to the Closing, (ii) involves any Legal Proceeding brought by a Governmental Entity or alleged criminal wrongdoing, or (iii) relates to the Transactions or matters described in the Merger Materials and does not provide for a general and complete release of all claims against Parent, its Affiliates and any other Person to which Parent owes any obligation to indemnify, reimburse, or otherwise make-whole (including obligations to advance funds to cover such obligations) in connection with such Legal Proceeding;

(l) amend the Trust Agreement or any other agreement related to the Trust Account;

(m) pay, distribute or advance any assets or property to, any of its officers, directors, employees, partners or stockholders, other than payments or distributions relating to obligations in respect of arm’s-length commercial transactions pursuant to the agreements or commitments (or proposed agreements or commitments to be entered into prior to the Closing) set forth on Section 6.02(m) of the Parent Disclosure Letter; or

(n) agree in writing or otherwise agree, commit or resolve to take any of the actions described in Section 6.02(a) through (m) above.

ARTICLE VII

ADDITIONAL AGREEMENTS

Section 7.01 Merger Materials; Special Meeting; Company Requisite Stockholder Approval.

(a) Merger Materials.

(i) Parent and the Company will cooperate to prepare and file, as promptly as reasonably practicable following the date hereof, a registration statement on Form S-4 or other applicable form (together with any pre-effective or post-effective amendments or supplements thereto, the “Registration Statement”) to be filed by Parent with the SEC pursuant to which shares of Parent Class A Stock issuable in the First Merger will be registered with the SEC, which will include a proxy statement/prospectus to be filed with the SEC as part of the Registration Statement and sent to the Parent’s stockholders relating to the Special Meeting (such proxy statement/prospectus, together with any amendments or supplements thereto, the “Proxy Statement”) in order to (A) provide Parent’s stockholders with the opportunity to redeem shares of Parent Class A Stock in accordance with the provisions of Parent’s Charter Documents (such elections made by Parent’s stockholders, the “Parent Stockholder Redemptions”); and (B) soliciting proxies from the holders of shares of Parent Class A Stock to vote at the Special Meeting, by the requisite vote of Parent’s stockholders, in favor of: (1) the approval of the Transactions; (2) the issuance of shares of Parent Class A Stock in connection with Section 2.06; (3) the amendment and restatement of the Parent Charter in the form of the Parent A&R Charter; (4) the approval of the adoption of the Equity Incentive Plan; (5) the approval and adoption of the Employee Stock Purchase Plan; and (6) any other proposals the Parties deem necessary or desirable to consummate the Transactions (collectively, the “Parent Stockholder Matters”).

(ii) The Company and Parent will each use its reasonable best efforts to (i) cause the Merger Materials when filed with the SEC to comply in all material respects with all Legal Requirements applicable thereto, (ii) as promptly as practicable provide responses to the SEC with respect to all comments received on Merger Materials from the SEC, (iii) cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable after such filing and (iv) keep the Registration Statement effective as long as is necessary to consummate the Transactions. Parent will cause the definitive Proxy Statement to be mailed to its stockholders as of the applicable record date as promptly as practicable following the date upon which the Registration Statement becomes effective. Each Party will furnish all information concerning it and its Affiliates to the other Party and provide such other assistance as may be reasonably requested by the other Party to be included in the Merger Materials and will otherwise reasonably assist and cooperate with the other Party in the preparation of the Merger Materials and the resolution of any comments received from the SEC. In furtherance of the foregoing, the Company (i) agrees to promptly provide Parent with all information concerning the business, management, operations and financial condition of the Company and its Subsidiaries, in each case, reasonably requested by Parent for inclusion in the Merger Materials and (ii) will cause the officers and employees of the Company to be reasonably available to Parent and its counsel in connection with the drafting of the Merger Materials and responding in a timely manner to comments on the Merger Materials from the SEC.

(iii) If any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, should be discovered by the Company or Parent which is required to be set forth in an amendment or supplement to the Merger Materials so that such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information will promptly notify the other Party and an appropriate amendment or supplement describing such information will be promptly filed with the SEC and, to the extent required by and in compliance with Applicable Legal Requirements, disseminated to the stockholders of the Company and Parent. Parent will as promptly as practicable notify the Company of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Merger Materials or for additional information and will, as promptly as practicable after receipt thereof, supply the Company with copies of all written correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, or, if not in writing, a description of such communication, with respect to the Merger Materials or the Mergers. Parent will advise the Company, as promptly as reasonably practicable after Parent receives notice thereof, of the time of effectiveness of the Registration Statement or any supplement or amendment has been filed, of the issuance of any stop order relating thereto or of the suspension of the qualification of the Parent common stock issuable in the First Merger, and Parent and the Company will each use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. No filing of, or amendment or supplement to the Merger Materials, or response to any comments from the SEC or the staff of the SEC relating to the Merger Materials, will be made by Parent without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed) and without providing the Company a reasonable opportunity to review and comment thereon unless pursuant to a telephone call initiated by the SEC.

(b) Special Meeting. Parent will, as promptly as practicable following the date on which the Registration Statement becomes effective, establish a record date (which date will be mutually agreed with the Company) for, duly call and give notice of, the Special Meeting. Parent will convene and hold a meeting of Parent’s stockholders (the “Special Meeting”), for the purpose of obtaining the approval of the Parent Stockholder Matters. Parent will use its reasonable best efforts to obtain the approval of the Parent Stockholder Matters at the Special Meeting, including by soliciting proxies as promptly as practicable in accordance with Applicable Legal Requirements for the purpose of seeking the approval of the Parent Stockholder Matters. Subject to the proviso in the following sentence, Parent will include the Parent Recommendation in the Proxy Statement. The Parent Board will not (and no committee or subgroup thereof will) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the Parent Recommendation (a “Change in Recommendation”); provided, that the Parent Board may make a Change in Recommendation if it determines in good faith, after consultation with its outside legal counsel, that a failure to make a Change in Recommendation would constitute a breach of the directors’ fiduciary obligations to Parent’s stockholders under Applicable Legal Requirements. Parent agrees that its obligation to establish a record date for, duly call, give notice of, convene and hold the Special Meeting for the purpose of seeking approval of the Parent Stockholder Matters will not be affected by any Change in Recommendation, and Parent agrees to establish a record date for, duly call, give notice of, convene and hold the Special Meeting and submit for the approval of its stockholders the matters contemplated by the Proxy Statement as contemplated by this Section 7.01(b), regardless of whether there will have occurred any Change in Recommendation. Notwithstanding anything to the contrary contained in this Agreement, Parent will be entitled to postpone or adjourn the Special Meeting: (i) to ensure that any supplement or amendment to the Proxy Statement that the Parent Board has determined in good faith is required by Applicable Legal Requirements is disclosed to Parent’s stockholders and for such supplement or amendment to be promptly disseminated to Parent’s stockholders prior to the Special Meeting; (ii) if, as of the time for which the Special Meeting is originally scheduled (as set forth in the Proxy Statement), there are insufficient shares of Parent Class A Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the Special Meeting; or (iii) in order to solicit additional proxies from stockholders for purposes of obtaining approval of the Parent Stockholder Matters; provided, however, that in the event of a postponement or adjournment pursuant to clauses (i) or (ii) above, the Special Meeting will be reconvened as promptly as practicable following such time as the matters described in such clauses have been resolved.

(c) Company Requisite Stockholder Approval; Information Statement. The Company will (i) obtain and deliver to Parent the Company Requisite Stockholder Approval, (A) in the form of the Stockholder Consent executed by each of the Company Holders, and (B) in accordance with the terms and subject to the conditions of the Charter Documents, as soon as reasonably practicable (and in any event no later than forty-eight (48) hours after the execution of this Agreement), and (ii) take all other action necessary or advisable to secure the Company Requisite Stockholder Approval within forty-eight (48) hours after the execution of this Agreement and, if applicable, any additional consents or approvals of its stockholders related thereto. As promptly as practicable following the receipt of the Company Requisite Stockholder Approval and the effectiveness of the Registration Statement under the Securities Act, the Company will deliver an Information

Statement, in a form reasonably acceptable to Parent (the “Information Statement”), to all Company Stockholders (other than the Company Stockholders who executed the Stockholder Consent), pursuant to which the Company will solicit from such Company Stockholders the Letter of Transmittal and the Surrender Documentation. The Company will promptly deliver to Parent copies of the executed Letter of Transmittal and Surrender Documentation upon receipt thereof from any Company Stockholder pursuant to such solicitation. The Information Statement will contain (i) the unanimous recommendation of the Company Board that the Company Stockholders, approve the Mergers, this Agreement and the other Transactions, and (ii) the notices required by the DGCL, including Section 228(e) of the DGCL. The Company will procure affirmative elections from the holders of all Company Warrants and take all action necessary or advisable to effect the exercise of all Company Warrants for Company Capital Stock in accordance with their terms prior to the Closing (the “Company Warrant Exercise”) with respect to all Company Warrants so that there are no Company Warrants outstanding immediately prior to the Effective Time, including, if necessary, securing any additional consents or approvals of the holders of Company Warrants related thereto.

(d) PCAOB Audited Financials. As promptly as practicable following the date hereof, the Company shall deliver true and complete copies of the audited consolidated balance sheet of the Company as of December 31, 2021 and December 31, 2020, and the related audited consolidated statements of income and cash flows of the Company for the year then ended, each audited in accordance with the auditing standards of the PCAOB (collectively, the “PCAOB Audited Financials”); provided, that at such time, PCAOB Audited Financials shall not be required to include an unqualified (except with respect to material weaknesses) audit report / opinion thereon from the auditor, which such unqualified audit report / opinion shall be delivered immediately prior to the initial filing of the Registration Statement with the SEC together.

(e) The Company shall, from the date hereof until the Closing Date, prepare and deliver to Parent, as promptly as reasonably practicable and no later than seventy-five (75) calendar days after the end of any fiscal quarter, the unaudited combined balance sheet of the Company as of the end of such fiscal quarter and the related unaudited combined statements of income, comprehensive income, equity and cash flows of the Company for such fiscal quarter, together with comparable financial statements for the corresponding periods of the prior fiscal years, in each case, to the extent required to be included or incorporated by reference in the Registration Statement (including the Proxy Statement) (collectively, the “Subsequent Unaudited Company Financial Statements”). The Subsequent Unaudited Company Financial Statements shall be prepared from the books and records of the Company and the Company Subsidiaries and in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may otherwise be required under GAAP) and the applicable rules and regulations of the SEC, including the requirements of Regulation S-X. The Subsequent Unaudited Company Financial Statements shall have been reviewed by the independent accountant for the Company in accordance with the procedures specified by the Public Company Accounting Oversight Board (United States) in AU Section 722 and each of the Subsequent Unaudited Company Financial Statements shall be accompanied by an audit report, without qualification or exception from the independent accountant for the Company. When delivered, the Subsequent Unaudited Company Financial Statements shall present fairly in all material respects the combined financial position and combined and consolidated results of operations of the Company as of the dates and for the periods shown therein.

Section 7.02 Regulatory Approvals. Parent and the Company will file or cause to be filed, within ten (10) Business Days from the date hereof, all required filings under the HSR Act and all required filings under other Applicable Legal Requirements set forth on Section 7.02 of the Company Disclosure Letter, which Parent, in consultation with the Company, has reasonably determined in good faith to be necessary or appropriate to consummate the Transactions (collectively, the “Regulatory Filings”), will consult and cooperate with each other in the preparation of such filings, and will promptly inform each other of any material communication received by such Party from any Antitrust Authority regarding the Transactions. Each Party will promptly furnish to the other such information and assistance as the other may reasonably request in connection with its preparation of any filing or submission that is necessary under the HSR Act and will use reasonable best efforts to cause the expiration or termination of the applicable waiting periods as soon as practicable, including by requesting early termination of the HSR waiting period. Neither Parent nor the Company will, and each will use reasonable best efforts to cause their respective Affiliates not to, directly or indirectly take any action, including, directly or indirectly, acquiring or investing in any Person or acquiring, leasing or licensing any assets, or agreement to do any of the foregoing, if doing so would reasonably be expected to impose any material delay in the obtaining of, or significantly increase the risk of not obtaining, any required approval under the HSR Act. Each Party will promptly provide the other with copies of all substantive written communications (and memoranda setting forth the substance of all substantive oral communications) between each of them, any of their Subsidiaries and their respective agents, representatives and advisors, on the one hand, and any Governmental Entity, on the other hand, with respect to this Agreement or the Transactions. Without limiting the foregoing, Parent and the Company will: (a) promptly inform the other of any communication to or from the U.S. Federal Trade Commission, the U.S. Department of Justice or any other Governmental Entity regarding the Transactions; (b) permit each other to review in advance any proposed substantive written communication to any such Governmental Entity and incorporate reasonable comments thereto; (c) give the other prompt written notice of the commencement of any Legal Proceeding with respect to such transactions; (d) not agree to participate in any substantive meeting or discussion with any such Governmental Entity in respect of any filing, investigation or inquiry concerning this Agreement or the Transactions unless, to the extent reasonably practicable, it consults with the other Party in advance and, to the extent permitted by such Governmental Entity, gives the other Party the opportunity to attend; (e) keep the other reasonably informed as to the status of any such Legal Proceeding; and (f) promptly furnish each other with copies of all correspondence, filings (except for filings made under the HSR Act) and written communications between such Party and their Subsidiaries and their respective agents, representatives and advisors, on one hand, and any such Governmental Entity, on the other hand, in each case, with respect to this Agreement and the Transactions; provided, however, that materials required to be supplied pursuant to this Section 7.02 may be redacted (i) to remove references concerning the valuation of the Company, (ii) as necessary to comply with contractual arrangements, (iii) as necessary to comply with Applicable Legal Requirements, and (iv) as necessary to address reasonable privilege or confidentiality concerns; provided, further, a Party may reasonably designate any competitively sensitive material provided to another party under this Section 7.02 as “Outside Counsel Only”, in which case such materials, as well as the information contained therein, will be provided only to a receiving party’s outside and in-house counsel (and mutually-acknowledged outside consultants) and not disclosed by such counsel (or consultants) to any employees, officers, or directors of the receiving party without the advance written consent of the party supply such materials or information. Parent, on the one hand, and the Company, on the other hand, will each pay fifty percent (50%) of any filing fees required by Governmental Entities, including with respect to any registrations, declarations and filings required in connection with the execution and delivery of this Agreement, the performance of the obligations hereunder and the consummation of the Transactions, including filing fees in connection with filings under the HSR Act.

Section 7.03 Other Filings; Press Release.

(a) No later than one Business Day after execution of this Agreement, Parent will prepare and file a Current Report on Form 8-K pursuant to the Exchange Act to report the execution of this Agreement. Parent will provide the Company with a reasonable opportunity to review and comment on such Current Report on Form 8-K prior to its filing and will consider such comments in good faith.

(b) No later than one (1) Business Day after the execution of this Agreement, Parent and the Company will also issue a joint press release announcing the execution of this Agreement.

(c) The Company will prepare a draft Current Report on Form 8-K announcing the Closing, together with, or incorporating by reference, the financial statements prepared by the Company and its accountant, and such other information that may be required to be disclosed with respect to the Transactions in any report or form to be filed with the SEC (“Closing Form 8-K”), the form and substance of which will be approved in advance in writing by Parent (such approval not to be unreasonably withheld, conditioned or delayed). Prior to the Closing, Parent and the Company will prepare a joint press release announcing the consummation of the Transactions hereunder (“Closing Press Release”). Concurrently with the Closing, Parent will issue the Closing Press Release. Parent (as the successor-in-interest to the Company) will file the Closing Form 8-K with the SEC within four (4) Business Days of the Closing.

(d) No later than five (5) Business Days following the Closing, Parent will file a Form D Notice of Exempt Offering of Securities for the issuance of Parent Class A Stock to the Company Holders.

Section 7.04 Confidentiality; Communications Plan; Access to Information.

(a) Parent and the Company acknowledge that they are parties to the Confidentiality Agreement, the terms of which are incorporated herein by reference. Following Closing, the Confidentiality Agreement will be superseded in its entirety by the provisions of this Agreement; provided, however, if for any reason this Agreement is terminated prior to the Closing, the Confidentiality Agreement will nonetheless continue in full force and effect in accordance with its terms.

(b) Parent and the Company will reasonably cooperate to create and implement a communications plan regarding the Transactions (the “Communications Plan”) promptly following the date hereof. Notwithstanding the foregoing, none of the Parties will make any public announcement or issue any public communication regarding this Agreement, any other Transaction Agreement or the Transactions or any matter related to the foregoing, without the prior written consent of the Company, in the case of a public announcement by Parent, or Parent, in the case of a public announcement by the Company Stockholders or the Company (such consents, in either case, not to be unreasonably withheld, conditioned or delayed), except: (i) if such announcement or other communication is required by Applicable Legal Requirements or the rules of any national securities exchange, in which case the disclosing Party will, to the extent practicable and permitted by Applicable Legal Requirements or the rules of any national securities exchange, use commercially reasonable efforts to first allow such other Parties to review such announcement or communication and have the opportunity to comment thereon and the disclosing Party will consider such comments in good faith; (ii) in the case of an announcement or communication by the Company or the Company Stockholders, Parent and their respective Affiliates, if such announcement or other communication is made in connection with reporting, fundraising or other investment related activities and is made to such Person’s direct and indirect investors or potential investors or financing sources subject to an obligation of confidentiality; (iii) to the extent provided for in the Communications Plan or internal announcements to employees of the Company so long as such communications are consistent in all material respects with any public announcements or public communications previously approved in accordance with Section 7.03 or this Section 7.04(b); (iv) to the extent such announcements or other communications are consistent with information previously disclosed in a public statement, press release or other communication previously approved in accordance with Section 7.03 or this Section 7.04(b); (v) announcements and communications to Governmental Entities in connection with registrations, declarations and filings relating to the Transactions required to be made under this Agreement; and (vi) communications to customers, suppliers and lenders of the Company for purposes of seeking any consents and approvals required in connection with the Transactions solely to the extent such communications are consistent with a public statement, press release or other communication previously approved in accordance with Section 7.03 or this Section 7.04(b). The Company acknowledges that, in connection with the PIPE Investment, Parent will be entitled to disclose, pursuant to the Exchange Act, any information contained in any presentation to the PIPE Investors, which information may include Confidential Information (as defined in the Confidentiality Agreement).

(c) During the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, and subject to confidentiality obligations (whether contractual, imposed by the Applicable Legal Requirements or otherwise) that are applicable to information furnished to the Company by third Persons that may be in the Company’s possession from time to time, and except for any information that is subject to attorney-client privilege (provided, that to the extent reasonably possible, the Parties will cooperate in good faith to permit disclosure of such information in a manner that preserves such privilege or compliance with such confidentiality obligation), and to the extent permitted by Applicable Legal Requirements, the Company will afford (and will cause the Group Companies to afford) Parent and its financial advisors, accountants, counsel and other Representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books, records and personnel of the Company and during the period prior to the Closing to obtain all information concerning the business, including the status of business development efforts, properties, results of operations and personnel of the Company, as Parent may reasonably request in connection with the consummation of the Transactions; provided, however, any such access will be conducted in a manner not to interfere with the businesses or operations of the Company and in compliance with COVID-19 Measures. During the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, and subject to confidentiality obligations (whether contractual, imposed by the Applicable Legal Requirements or otherwise) that are applicable to information furnished to Parent by third Persons that may be in Parent’s possession from time to time, and except for any information that is subject to attorney-client privilege (provided, that to the extent reasonably possible, the Parties will cooperate in good faith to permit disclosure of such information in a manner that preserves such privilege or compliance with such confidentiality obligation), and to the extent permitted by the Applicable Legal Requirements, Parent will afford the Company and its financial advisors, underwriters, accountants, counsel and other Representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books, records and personnel of Parent during the period prior to the Closing to obtain all information concerning the business, including properties, results of operations and personnel of Parent, as the Company may reasonably request in connection with the consummation of the Transactions; provided, however, any such access will be conducted in a manner not to interfere with the businesses or operations of Parent and in compliance with COVID-19 Measures.

Section 7.05 Reasonable Best Efforts.

(a) Subject to the specific provisions regarding Regulatory Filings and PIPE Subscription Agreements contained herein, on the terms and subject to the conditions set forth in this Agreement, each of the Parties agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Mergers and the other Transactions, including using reasonable best efforts to accomplish the following: (i) the taking of all acts necessary to cause the conditions precedent set forth in Article VIII to be satisfied and to consummate the Transactions; (ii) the obtaining of all necessary actions, waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any); (iii) the obtaining of all consents, approvals or waivers from third Persons required as a result of the Transactions, including any other consents, approvals or waivers from third Persons referred to on Section 4.05(b) of the Company Disclosure Letter; (iv) the termination of each agreement set forth on Section 7.05(a) of the Company Disclosure Letter; (v) the defending of any Legal Proceedings challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed; and (vi) the execution or delivery of any additional instruments reasonably necessary to consummate, and to fully carry out the purposes of, the Transactions. This obligation will include, on the part of Parent, sending a termination letter to Continental substantially in the applicable form attached to the Trust Agreement (the “Trust Termination Letter”).

(b) In furtherance and not in limitation of the foregoing, Parent, the Company and its Subsidiaries will propose, negotiate, effect or agree to, the sale, divestiture, license or other disposition of any assets or businesses of the Company or its Subsidiaries or otherwise take any action that limits the freedom of action with respect to, or its ability to retain any of the businesses, product lines or assets of the Company or its Subsidiaries; provided, however, that such action is conditioned on the Closing and would not reasonably be expected to have a Company Material Adverse Effect.

Section 7.06 No Parent Securities Transactions. Neither the Company nor any of its controlled Affiliates, directly or indirectly, will engage in any transactions involving the securities of Parent prior to the time of the making of a public announcement regarding all of the material terms of the business and operations of the Company and the Transactions. The Company will use its reasonable best efforts to require each of its officers, directors, employees, agents, advisors, contractors, associates, clients, customers and representatives, to comply with the foregoing requirement.

Section 7.07 No Claim Against Trust Account. The Company acknowledges that Parent has established the Trust Account for the benefit of its public stockholders, which holds proceeds of its initial public offering. For and in consideration of Parent entering into this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company, for itself and its Affiliates it has the authority to bind, hereby agrees it does not now and will not at any time hereafter have any right, title, interest or claim of any kind in or to any assets in the Trust Account (or distributions therefrom to (i) Parent’s public stockholders upon the redemption of their shares and (ii) the underwriters of Parent’s initial public offering in respect of their deferred underwriting commissions held in the Trust Account, in each case as set forth in the Trust Agreement (collectively, the “Trust Distributions”)), and hereby waives any claims it has or may have at any time solely against the Trust Account (including the Trust Distributions) as a result of, or arising out of, any discussions or Contracts (including this Agreement) between Parent, on the one hand, and the Company, on the other hand, and will not seek recourse against the Trust Account (including the Trust Distributions) for any reason whatsoever; provided, however, that (a) nothing herein will serve to limit or prohibit the Company’s right to pursue a claim against Parent for (i) legal relief against monies or other assets held outside the Trust Account or (ii) specific performance or other equitable relief in connection with the consummation of the Transactions (including a claim for Parent to specifically perform its obligations under this Agreement and cause the disbursement of the balance of the cash remaining in the Trust Account (after giving effect to the Parent Stockholder Redemptions) to the Company in accordance with the terms of this Agreement and the Trust Agreement) so long as such claim would not affect Parent’s ability to fulfill its obligation to effectuate the Parent Stockholder Redemptions and (b) nothing herein will serve to limit or prohibit any claims that the Company may have in the future against Parent’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account (except any such funds released in order to effectuate the Parent Stockholder Redemptions) and any assets that have been purchased or acquired with any such funds). The Company agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by Parent to induce Parent to enter in this Agreement, and the Company further intends and understands such waiver to be valid, binding and enforceable against the Company and its Affiliates it has the authority to bind under Applicable Legal Requirements. To the extent the Company or any of its respective Affiliates that it has the authority to bind commences any Legal Proceeding against Parent or any of its Affiliates based upon, in connection with, relating to or arising out of any matter relating to Parent or its Representatives, which Legal Proceeding seeks, in whole or in part, monetary relief against Parent or its Representatives, the Company hereby acknowledges and agrees that the Company and its Affiliates’ sole remedy will be against assets of Parent not in the Trust Account and that such claim will not permit the Company or any of its Affiliates (or any Person claiming on any of their behalves) to have any claim against the Trust Account (including the Trust Distributions) or any amounts contained in the Trust Account while in the Trust Account. This Section 7.07 will survive the termination of this Agreement for any reason.

Section 7.08 Employee Benefit Matters.

(a) Prior to the Closing Date, Parent will adopt, subject to approval of the stockholders of Parent: (i) an equity incentive plan (the “Equity Incentive Plan”) (in such form as is mutually agreed to in writing by Parent and the Company (such agreement not to be unreasonably withheld, conditioned or delayed by either Parent or the Company, as applicable)), which will provide for awards for a number of shares of Parent Class A Stock equal to (1) ten percent (10%) of the Parent Class A Stock issued and outstanding as of immediately following the Effective Time, plus (2) the Incentive Earnout Shares Pool, plus (3) any unissued shares subject to any Parent Option and any Parent RSU that is canceled, forfeited or otherwise expires, plus (4) any shares that are issued pursuant to any Parent Option that are forfeited due to the failure to vest or repurchased at the original purchase price paid for the shares, plus (5) any shares of Parent Class A Stock issued in relation to any shares of Company Restricted Stock that are forfeited due to the failure to vest or repurchased at the original purchase price paid for the shares, plus (6) any shares which are retained upon exercise of any Parent Option or settlement of any Parent RSU in order to satisfy the exercise or purchase price for such award or any withholding taxes due with respect to such award (in each case, as applicable), which share reserve will automatically increase on the first day of each fiscal year of Parent beginning with the 2023 fiscal year through and including the first day of the 2032 fiscal year by a number of shares equal to the lesser of (A) five percent (5%) of the shares of Parent Class A Stock issued and outstanding on the first day of the applicable fiscal year and (B) such smaller number of shares as determined by the Parent Board; and (ii) an employee stock purchase plan (the “Employee Stock Purchase Plan”) (in such form as is mutually agreed to in writing by Parent and the Company (such agreement not to be unreasonably withheld, conditioned or delayed by either Parent or the Company, as applicable)), which Employee Stock Purchase Plan will provide for a number of shares of Parent Class A Stock reserved for issuance pursuant to the plan equal to two percent (2%) of the Parent Class A Stock issued and outstanding as of immediately following the Effective Time, which share reserve will automatically increase on the first day of each fiscal year of Parent beginning with the 2023 fiscal year through and including the first day of the 2032 fiscal year by a number of shares equal to the lesser of (A) one percent (1%) of the shares of Parent Class A Common Stock issued and outstanding on the first day of the applicable preceding fiscal year and (B) such smaller number of shares as determined by the Parent Board. Within seven (7) Business Days following the expiration of the sixty (60)-day period following the date Parent has filed current Form 10 information with the SEC reflecting its status as an entity that is not a shell company, Parent will file an effective registration statement on Form S-8 (or other applicable form) with respect to Parent Class A Stock issuable under the Equity Incentive Plan and the Employee Stock Purchase Plan.

(b) For purposes of clarity, all Parent Options and Parent RSUs will remain subject to the Company Incentive Plan, on an as-converted basis, for so long as such Parent Options and Parent RSUs are outstanding pursuant to their terms and the terms of the Company Incentive Plan. Shares subject to Parent Options and Parent RSUs will be added to, and will become available for issuance pursuant to, the Equity Incentive Plan to the extent provided by Section 7.08(a) above.

(c) Parent will, or will cause the Surviving Corporation or its applicable Subsidiary to provide the employees of the Company and the Company Subsidiaries who remain employed immediately after the Effective Time (the “Continuing Employees”) credit for purposes of eligibility to participate, vesting and determining the level of benefits, as applicable, under any employee benefit plan, program or arrangement established or maintained by the Surviving Corporation or any of its Subsidiaries (excluding any retiree health plans or programs, defined benefit retirement plans or programs or any new awards under any new equity compensation plans or programs) for service accrued or deemed accrued prior to the Effective Time with the Company or any Company Subsidiary; provided, however, that such crediting of service will not operate to duplicate any benefit or the funding of any such benefit. In addition, subject to the terms of all governing documents, Parent will use commercially reasonable efforts to (i) cause to be waived any eligibility waiting periods, any evidence of insurability requirements and the application of any pre-existing condition limitations under each of the employee benefit plans established or maintained by the Surviving Corporation or any of its Subsidiaries that cover the Continuing Employees or their dependents, and (ii) cause any eligible expenses incurred by any Continuing Employee and his or her covered dependents, during the portion of the plan year in which the Closing occurs, under those health and welfare benefit plans in which such Continuing Employee currently participates to be taken into account under those health and welfare benefit plans in which such Continuing Employee participates subsequent to the Closing Date for purposes of satisfying all deductible, coinsurance, and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year. Following the Closing, Surviving Corporation will honor all accrued but unused vacation and other paid time off of the Continuing Employees that existed immediately prior to the Closing with respect to the calendar year in which the Closing occurs.

(d) Notwithstanding anything herein to the contrary, each Party acknowledges and agrees that all provisions contained in this Section 7.08 are included for the sole benefit of Parent and the Company, and that nothing in this Agreement, whether express or implied, (i) will be construed to establish, amend, or modify any employee benefit plan, program, policy, arrangement or Contract, (ii) will limit the right of Parent, the Company or their respective Affiliates to amend, terminate or otherwise modify any Company Benefit Plan or other employee benefit plan, program, policy, arrangement or Contract following the Closing Date, or (iii) will confer upon any Person who is not a party to this Agreement (including any equityholder, any current or former director, manager, officer, employee, consultant or independent contractor of the Company or any of its Subsidiaries, or any participant in any Company Benefit Plan or other employee benefit plan, program, policy, arrangement or Contract (or any dependent or beneficiary thereof)), any right to continued or resumed employment or recall, any right to compensation or benefits, or any third-party beneficiary or other right of any kind or nature whatsoever.

Section 7.09 Disclosure of Certain Matters. During the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, each of Parent, and the Company will as promptly as reasonably practicable provide the other Parties with written notice of (a) any event, development or condition of which they have Knowledge (i) that is reasonably likely to cause any of the conditions set forth in Article VIII not to be satisfied or cause the fulfillment of those conditions to be materially delayed or (ii) that would require any amendment or supplement to the Proxy Statement, and (b) receipt of any notice or other communication (i) from any Governmental Entity in connection with any Approval that would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole or (ii) that any Company Material Contract set forth in Sections 4.19(a)(i), (x) or (xxiv) of the Company Disclosure Letter has been terminated (or such termination has been threatened) or any material modifications or amendments have been made to any Company Material Contract set forth in Sections 4.19(a) (i), (x) or (xxiv) of the Company Disclosure Letter (or if any such material modification or amendment has been proposed); provided, however, no such notification or the failure to provide such notification will, in and of itself, effect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the Parties or result, in and of itself, in the failure of a condition set forth in Article VIII.

Section 7.10 Securities Listing. Parent will use its reasonable best efforts to cause the shares of Parent Class A Stock issued in connection with the Transactions to be approved for listing on NYSE at Closing. During the period from the date hereof until the Closing, Parent will use its reasonable best efforts to keep the Parent Class A Stock and Parent Warrants listed for trading on NYSE. After the Closing, Parent will use commercially reasonable efforts to continue the listing for trading of the Parent Class A Stock and Parent Warrants on NYSE.

Section 7.11 No Solicitation.

(a) During the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, the Company will not, and will direct its Subsidiaries, its and its Subsidiaries’ respective directors and executive officers, the Company Parties and the Company’s financial advisors (collectively, the “Directed Parties”) not to, and will direct its other Representatives not to, directly or indirectly: (i) solicit, initiate, knowingly encourage or knowingly facilitate or cooperate with any inquiries regarding, or the submission or announcement by any Person (other than Parent or its Subsidiaries) of, any indication of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, any Company Business Combination; (ii) furnish any information regarding the Company in connection with, for the purpose of soliciting, initiating, encouraging or facilitating, or in response to, a Company Business Combination or any inquiry, indication of interest, proposal or offer that would reasonably be expected to lead to any Company Business Combination; (iii) engage in or otherwise participate in any discussions or negotiations with any Person (other than Parent or its Representatives) with respect to any Company Business Combination or any inquiry, indication of interest, proposal or offer that would reasonably be expected to lead to any Company Business Combination; or (iv) approve, adopt, endorse, recommend or enter into, or propose to approve, adopt, endorse, recommend or enter into, any letter of intent or similar document, agreement, commitment, or agreement in principle with respect to any Company Business Combination. If the Company receives a Company Business Combination or any inquiry or request for information with respect to a Company Business Combination or that is reasonably likely to lead to a Company Business Combination, then the Company will promptly (and in no event later than seventy-two (72) hours after its receipt of such Company Business Combination or request) notify Parent in writing of such Company Business Combination or request (which notification will include the identity of the Person making or submitting such request or Company Business Combination and a copy of any such written request or proposal (or, if not in writing, the material terms and conditions thereof). Promptly following the execution and delivery of this Agreement, the Company will, and will instruct each of its Affiliates and its and their respective directors and executive officers, and will instruct and use reasonable best efforts to cause the Directed Parties and any other Person whom the Company knows or reasonably should know would otherwise be in a position to commit a violation of the restrictions contained in the Section 7.11(a) to immediately cease and cause to be terminated any existing solicitation of, or discussions or negotiations with, any Person (other than Parent and its Representatives) relating to any Company Business Combination made on or prior to the date hereof; provided, however, that the Company’s obligations described in this sentence shall not be deemed to apply to Family Member Affiliates of the Directed Parties. Any violation of or the taking of any actions materially inconsistent with the restrictions contained in this Section 7.11(a) by any of the Company’s Representatives of which the Company has actual knowledge will be deemed to be a breach of this Section 7.11(a) by the Company.

(b) During the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, Parent will not, and will cause its Subsidiaries and its and its Subsidiaries’ respective directors, officers and employees not to, and will direct its other Representatives not to, directly or indirectly: (i) solicit, initiate, knowingly encourage or knowingly facilitate or cooperate with any inquiries regarding, or the submission or announcement by any Person (other than Company or its Subsidiaries) of, any indication of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, any Parent Business Combination; (ii) furnish any information regarding Parent in connection with, for the purpose of soliciting, initiating, encouraging or facilitating, or in response to, a Parent Business Combination or any inquiry, indication of interest, proposal or offer that would reasonably be expected to lead to any Parent Business Combination; (iii) engage in or otherwise participate in any discussions or negotiations with any Person (other than Company or its Representatives) with respect to any Parent Business Combination or any inquiry, indication of interest, proposal or offer that would reasonably be expected to lead to any Parent Business Combination; or (iv) approve, adopt, endorse, recommend or enter into, or propose to approve, adopt, endorse, recommend or enter into, any letter of intent or similar document, agreement, commitment, or agreement in principle with respect to any Parent Business Combination; provided, that (i) the foregoing will not restrict Parent from responding to unsolicited inbound bona fide written inquiries received after the date hereof that did not result from a breach of this Section 7.11 if the Parent Board reasonably determines in good faith, after consultation with outside legal counsel, that failure to do so would violate its fiduciary duties under Applicable Legal Requirements, and (ii) for the avoidance of doubt, nothing in this Section 7.11(b) shall limit the rights of any Representative or Affiliate of Parent, including Sponsor (subject to the terms of the Sponsor Support Agreement), or any of its Representatives with respect to any transaction involving any Person (other than Parent) and any other Person (other than the Company), including any business combination involving a special purpose acquisition company that is not the Parent.

(c) If Parent receives a Parent Business Combination or any inquiry or request for information with respect to a Parent Business Combination or that is reasonably likely to lead to a Parent Business Combination, then Parent will promptly (and in no event later than seventy-two (72) hours after its receipt of such Parent Business Combination or request) notify Company in writing of such Parent Business Combination or request (which notification will, unless expressly prohibited by a confidentiality agreement in effect as of the date hereof, include the identity of the Person making or submitting such request or Parent Business Combination and a copy of any such written request or proposal (or, if not in writing, the material terms and conditions thereof)). Promptly following the execution and delivery of this Agreement, Parent will, and will cause each of its Affiliates and its and their respective directors, officers and employees, and will instruct and use reasonable best efforts to cause its other Representatives to, immediately cease and cause to be terminated any existing solicitation of, or discussions or negotiations with, any Person (other than Company and its Representatives) relating to any Parent Business Combination made on or prior to the date hereof. Any violation of the restrictions contained in this Section 7.11(b) by any of Parent’s Representatives will be deemed to be a breach of this Section 7.11(b) by Parent.

Section 7.12 Trust Account. Upon satisfaction or waiver of all of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing) and provision of notice thereof to Continental (which notice Parent will provide to

Continental in accordance with the terms of the Trust Agreement): (a) in accordance with and pursuant to the Trust Agreement, at the Closing, Parent (i) will cause the documents, opinions and notices required to be delivered to Continental pursuant to the Trust Agreement to be so delivered, including providing Continental with the Trust Termination Letter, and (ii) will use commercially reasonable efforts to cause Continental to, and Continental will thereupon be obligated to, distribute the proceeds from the Trust Account as directed in the Trust Termination Letter, including all amounts payable (A) to stockholders who elect to have their Parent Class A Stock converted to cash in accordance with the provisions of Parent Organizational Documents, (B) for income tax or other tax obligations of Parent prior to Closing, (C) for any Parent Transaction Costs, and (D) as repayment of loans and reimbursement of expenses to directors, officers and stockholders of Parent; and (b) thereafter, the Trust Account will terminate, except as otherwise provided therein.

Section 7.13 Directors’ and Officers’ Liability Insurance.

(a) Parent and the Company agree that for a period of six (6) years from the Closing Date, Parent and the Company will, and will cause the Group Companies to, maintain in effect the exculpation, indemnification and advancement of expenses provisions in favor of any individual who, at or prior to the Closing, was a director, officer, employee or agent of Parent, the Company or any other Group Company, as the case may be, or who, at the request of Parent, the Company or any other Group Company, as the case may be, served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (each, together with such Person’s heirs, executors or administrators, a “D&O Indemnified Party”), of Parent’s and the Group Companies’ respective Charter Documents as in effect immediately prior to the Closing Date or in any indemnification agreements of Parent or any Group Company, on the one hand, with any D&O Indemnified Party, on the other hand, as in effect immediately prior to the Closing Date, and Parent and the Company will, and will cause the Group Companies to, not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any D&O Indemnified Party; provided, however, all rights to indemnification or advancement of expenses in respect of any Legal Proceedings pending or asserted or any claim made within such period will continue until the disposition of such Legal Proceeding or resolution of such claim.

(b) At or prior to the Closing, Parent will purchase a “tail” directors’ and officers’ liability insurance policy (the “D&O Tail”) in respect of acts or omissions occurring prior to the Closing covering each such Person that is a director or officer of Parent or a Group Company currently covered by a directors’ and officers’ liability insurance policy of Parent or one or more Group Companies, respectively, on terms with respect to coverage, deductibles and amounts no less favorable than those of such applicable policy in effect on the date hereof for the six (6)-year period following the Closing; provided, however, that in no event will Parent be required to expend on the premium thereof in excess of 300 % of the aggregate annual premiums currently payable by Parent and the Group Companies with respect to such current policies (the “Premium Cap”); provided, further, if such minimum coverage under any such D&O Tail is or becomes not available at the Premium Cap, then any such D&O Tail will contain the maximum coverage available at the Premium Cap. Parent will maintain the D&O Tail in full force and effect for its full term and cause all obligations thereunder to be honored by the Group Companies, as applicable, and no other party will have any further obligation to purchase or pay for such insurance pursuant to this Section 7.13(b).

(c) The rights of each D&O Indemnified Party hereunder will be in addition to, and not in limitation of, any other rights such Person may have under the Parent Organizational Documents or the Charter Documents any Group Company, any other indemnification arrangement, any Legal Requirement or otherwise. The obligations of Parent and the Group Companies under this Section 7.13 will not be terminated or modified after the Closing in such a manner as to materially and adversely affect any D&O Indemnified Party without the consent of such D&O Indemnified Party. The provisions of this Section 7.13 will survive the Closing and expressly are intended to benefit, and are enforceable by, each of the D&O Indemnified Parties, each of whom is an intended third-party beneficiary of this Section 7.13.

(d) If Parent or, after the Closing, any Group Company, or any of their respective successors or assigns (i) consolidates with or merges into any other Person and will not be the continuing or surviving entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each such case, proper provision will be made so that the successors and assigns of Parent or such Group Company, as applicable, assume the obligations set forth in this Section 7.13.

Section 7.14 280G Approval. To the extent that any “disqualified individual” (within the meaning of Section 280G(c) of the Code and the regulations thereunder) has the right to receive any payments or benefits that could be deemed to constitute “parachute payments” (within the meaning of Section 280G(b)(2)(A) of the Code and the regulations thereunder), then, the Company will: (a) no later than three (3) days prior to the Closing Date, solicit and use its reasonable best efforts to obtain from each such “disqualified individual” a waiver of such disqualified individual’s rights to some or all of such payments or benefits (the “Waived 280G Benefits”) so that any remaining payments and/or benefits will not be deemed to be “excess parachute payments” (within the meaning of Section 280G of the Code and the regulations thereunder); and (b) no later than three (3) days prior to the Closing Date, with respect to each individual who agrees to the waiver described in clause (a), submit to a vote of holders of the equity interests of the Company entitled to vote on such matters, in the manner required under Section 280G(b)(5) of the Code and the regulations promulgated thereunder, along with adequate disclosure intended to satisfy such requirements (including Q&A 7 of Section 1.280G-1 of such regulations), the right of any such “disqualified individual” to receive the Waived 280G Benefits. Prior to, and in no event later than four (4) days prior to soliciting such waivers and approval, the Company will provide drafts of such waivers and approval materials to Parent for its reasonable review and comment, and the Company will consider in good faith and incorporate any such comments. No later than seven (7) days prior to soliciting the waivers, the Company will provide Parent with the calculations and related documentation to determine whether and to what extent the vote described in this Section 7.14 is necessary in order to avoid the imposition of Taxes under Section 4999 of the Code. Prior to the Closing Date, the Company will deliver to Parent evidence that a vote of the stockholders of the Company was solicited in accordance with the foregoing and whether the requisite number of votes of the stockholders of the Company was obtained with respect to the Waived 280G Benefits or that the vote did not pass and the Waived 280G Benefits will not be paid or retained.

Section 7.15 Tax Matters.

(a) Parent covenants that it will file a consolidated U.S. federal income Tax Return with the applicable Group Companies for the period starting on the day following the Closing Date and, for U.S. federal income Tax purposes, the applicable Group Companies will become members of the affiliated group of corporations of which Parent is the common parent or of which Parent is a member on the day following the Closing Date.

(b) All transfer, documentary, sales, use, stamp, registration, excise, recording, registration value added and other such similar Taxes and fees (including any penalties and interest) that become payable in connection with or by reason of the execution of this Agreement and the Transactions will be borne and paid by the Parent. Parent will timely file any Tax Return or other document with respect to such Taxes or fees (and the Company Securityholders and Parent will reasonably cooperate with respect thereto as necessary).

(c) On the Closing Date, the Company will provide Parent with certificates on behalf of the Company, prepared in a manner consistent and in accordance with the requirements of Treasury Regulations Section 1.1445-2(b)(2), 1.1445-2(c)(3) and 1.897-2(h), as applicable, certifying that the Company is not a “foreign person” within the meaning of Section 1445 of the Code and that interests in the Company are not United States real property interests within the meaning of Sections 897 and 1445 of the Code; provided, however, that, notwithstanding anything to the contrary, Parent’s sole remedy in the event the Company fails to deliver such certificate will be to make a proper withholding of Tax to the extent required by Applicable Legal Requirements. After the Closing, Second Merger Sub, as successor to the Company and on behalf of the Company, will mail to the Internal Revenue Service a copy of the certification provided pursuant to Treasury Regulations Section 1.1445-2(c)(3) and 1.897-2(h) together with the notice and information required by Treasury Regulations Section 1.897-2(h) in accordance with the provisions of and within the time frames provided in Treasury Regulations Section 1.897-2(h).

(d) Parent and the Company hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a). From the date hereof through the Closing, and following the Closing, the Parties will not, and will not permit or cause their respective Affiliates to, take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or would reasonably be expected to prevent or impede, the Mergers from qualifying for the Intended Tax Treatment.

(e) Second Merger Sub will be classified as an entity disregarded as separate from Parent for U.S. federal income tax purposes (and any comparable provision of state or local tax Legal Requirements) for all taxable periods since the date of its formation and the Parties will not take any position or action contrary thereto, including following the Mergers.

(f) All Tax sharing agreements or similar arrangements with respect to or involving any Group Company (other than any agreement entered into in the ordinary course of business and not primarily concerning Taxes or any agreement the only parties to which are Group Companies) will be terminated prior to the Closing Date and, after the Closing Date, none of the Group Companies will be bound thereby or have any liability thereunder for amounts due in respect of periods ending on or before the Closing Date, and there will be no continuing obligation after the Closing Date to make any payments under any such agreements or arrangements.

(g) To the extent that the Escrow Shares are disbursed from the Escrow Account and issued to the PIPE Investors in accordance with, and pursuant to the terms of the PIPE Subscription Agreements, the Parties intend that such issuances will be treated for U.S. federal and applicable state and local tax purposes as a non-taxable purchase price adjustment to the numbers and amounts of shares purchased by such PIPE Investors pursuant to such PIPE Subscription Agreements. To the extent that the Escrow Shares are disbursed from the Escrow Account and issued to the Non-Redeeming Parent Stockholders in respect of their Parent Class A Stock, the Parties intend that such issuances will be treated for U.S. federal and applicable state and local tax purposes as distributions of stock by the Parent which are exempt from gross income pursuant to Section 305(a) of the Code, except to the extent otherwise required by applicable law as a result of distributions made by the Company after the Effective Time that are subject to Treasury Regulations Section 1.305-3. To the extent that the Escrow Shares are disbursed from the Escrow Account and issued to the Company Stockholders, the Parties intend that such issuances will be treated for U.S. federal and applicable state and local tax purposes in the same manner as the issuances of Earnout Shares described in Section 3.02. Prior to the time that any of the Escrow Shares are disbursed from the Escrow Account, the Parties intend that such Escrow Shares will be treated for U.S. federal and applicable state and local tax purposes as not yet having been issued by the Parent. Each of the Parties agrees to prepare and file all Tax Returns, and to cause their respective Affiliates to prepare and file all Tax Returns, in a manner which is consistent with the intentions described in this paragraph, except as may otherwise be required by a determination pursuant to Section 1313 of the Code.

Section 7.16 [RESERVED].

Section 7.17 Mudrick Subscription Agreement, Mudrick Indenture and Convertible Notes.

(a) Unless otherwise approved in writing by the Company (which approval will not be unreasonably withheld, conditioned or delayed), Parent will not permit any material amendment or modification to be made to, or any waiver (in whole or in part) or provide consent to (including consent to termination), of any provision or remedy under, or any replacements of, any of the Mudrick Subscription Agreement or the form of Mudrick

Indenture (including the form of Convertible Note) attached as an exhibit to the Mudrick Subscription Agreement. Parent will take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by the Mudrick Subscription Agreement on the terms and conditions described therein, including maintaining in effect the Mudrick Subscription Agreement and using its commercially reasonable efforts to: (i) satisfy in all material respects on a timely basis all conditions and covenants applicable to Parent in the Mudrick Subscription Agreement and otherwise comply with its obligations thereunder; and (ii) in the event that all conditions to the applicable purchasers’ obligations to pay the purchase price of the Convertible Notes as provided in the Mudrick Subscription Agreement (other than those conditions that by their nature are to be satisfied at the Closing of the Transactions) have been satisfied, consummate the transactions contemplated by the Mudrick Subscription Agreement at or prior to Closing; enforce its rights under the Mudrick Subscription Agreement in the event that all conditions to the purchasers’ obligations to pay the purchase price of the Convertible Notes to Parent or the Surviving Entity as provided in the Mudrick Subscription Agreement (other than conditions that Parent or any of its Affiliates control the satisfaction of and other than those conditions that by their nature are to be satisfied at the Closing of the Transactions) have been satisfied. Parent agrees that the Mudrick Subscription Agreement will provide that the Company is a third party beneficiary thereof and is entitled to enforce such agreements against the investors.

(b) Without limiting the generality of the foregoing, Parent will give the Company prompt written notice: (i) of any amendment to any of the Mudrick Subscription Agreement or the form of Mudrick Indenture (including the form of Convertible Note) attached as an exhibit thereto; (ii) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would be reasonably likely to give rise to any breach or default) by any party to the Mudrick Subscription Agreement known to Parent; and (iii) of the receipt of any written notice or other written communication from any party to the Mudrick Subscription Agreement with respect to any actual, potential, threatened in writing or claimed expiration, lapse, withdrawal, material breach, material default, termination or repudiation by any party to the Mudrick Subscription Agreement or any material provisions thereof; provided, that, the Company will not be permitted to use Parent’s alleged failure to provide prompt written notice under this Section 7.17(b) as the basis for claiming that any of the conditions set forth in Article VIII has not been satisfied or for terminating this Agreement pursuant to Article IX. Parent will deliver all material notices it is required to deliver under the Mudrick Subscription Agreement on a timely basis in order to cause, in the event that all conditions to the purchasers’ obligations to pay the purchase price of the Convertible Notes as provided in the Mudrick Subscription Agreement are satisfied (other than those conditions that by their nature are to be satisfied at the Closing of the Transactions), the applicable purchasers to consummate the purchase of the Convertible Notes as provided in the Mudrick Subscription Agreement concurrently with the Closing.

Section 7.18 Section 16 Matters. Prior to the Effective Time, Parent will take all reasonable steps as may be required or permitted to cause any acquisition or disposition of the Parent Class A Stock that occurs or is deemed to occur by reason of or pursuant to the Transactions by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 7.19 Parent Board of Directors and Parent Officers. Except as otherwise agreed in writing by the Company and Parent prior to the Closing, subject to any limitation imposed under Applicable Legal Requirements and NYSE listing requirements, the Parties will use commercially reasonable efforts to ensure that such individuals as are mutually agreed by the Parties are elected and appointed as directors and officers of Parent effective immediately after the Closing.

Section 7.20 Release.

(a) Effective upon and following the Closing, Parent, on its own behalf and on behalf of its respective Affiliates and their respective employees, officers, directors, and other representatives, generally, irrevocably, unconditionally and completely releases and forever discharges each Company Securityholder and each of their respective Affiliates and each of their and their respective Affiliates’ respective Related Parties, and each of their respective successors and assigns and each of their respective Related Parties (collectively, the “Company Securityholder Released Parties”) from all Legal Proceedings, disputes, claims, Losses, controversies, demands, rights, liabilities, actions and causes of action of every kind and nature, whether known or unknown, arising from any matter concerning any Group Company occurring prior to the Closing Date (other than as contemplated by this Agreement), including for controlling equityholder liability or breach of any fiduciary duty relating to any pre-Closing actions or failures to act by the Company Securityholder Released Parties; provided, however, nothing in this Section 7.20 will release any Company Securityholder Released Parties from: (i) their obligations under this Agreement or the other Transaction Agreements or any other Contract to which any Company Securityholder Released Party is a party; (ii) as applicable, any Legal Proceedings, disputes, claims, Losses, controversies, demands, rights, liabilities, breaches of fiduciary duty, actions and causes of action arising out of such Company Securityholder Released Party’s employment by any Group Company; or (iii) any claim based on Actual Fraud.

(b) Effective upon and following the Closing, each Company Securityholder, on its own behalf and on behalf of each of its Affiliates and their respective employees, officers, directors, and other representatives, generally, irrevocably, unconditionally and completely releases and forever discharges Parent and each Group Company, each of their respective Affiliates and each of their and their respective Affiliates’ respective Related Parties, and each of their respective successors and assigns and each of their respective Related Parties (collectively, the “Parent Released Parties”) from all Legal Proceedings, disputes, claims, Losses, controversies, demands, rights, liabilities, actions and causes of action of every kind and nature, whether known or unknown, arising from any matter concerning any Group Company occurring prior to the Closing Date (other than as contemplated by this Agreement, including with respect to Section 7.13); provided, however, that nothing in this Section 7.20 will release the Parent Released Parties from their obligations: (i) under this Agreement or the other Transaction Agreements or any other Contract to which any Parent Released Party is a party; (ii) with respect to any salary, bonuses, vacation pay or employee benefits accrued pursuant to a Company Benefit Plan in effect as of the date hereof or any expense reimbursement pursuant to a policy of the Group Companies in effect as of the date hereof and consistent with past practice; or (iii) any claim based on Actual Fraud.

Section 7.21 Sponsor Support Agreement. Unless otherwise approved in writing by the Company (which approval will not be unreasonably withheld, conditioned or delayed), Parent will not make any amendment or modification to, or any waiver (in whole or in part) of, any provision or remedy under, or consent to the termination or replacement of, the Sponsor Support Agreement.

ARTICLE VIII

CONDITIONS TO THE TRANSACTION

Section 8.01 Conditions to Obligations of Each Party’s Obligations. The respective obligations of each Party to this Agreement to effect the Mergers and the other Transactions will be subject to the satisfaction at or prior to the Closing of the following conditions:

(a) At the Special Meeting (including any adjournments thereof), the Parent Stockholder Matters will have been duly adopted by the stockholders of Parent in accordance with the DGCL, the Parent Organizational Documents and the NYSE rules and regulations.

(b) The Company Requisite Stockholder Approval will have been obtained.

(c) Parent will have at least $5,000,001 of net tangible assets following the exercise by the holders of Parent Class A Stock issued in Parent’s initial public offering of securities and outstanding immediately before the Closing of their right to convert their Parent Class A Stock held by them into a pro rata share of the Trust Account in accordance with the Parent Organizational Documents.

(d) All applicable waiting periods (and any extensions thereof) under the HSR Act will have expired or otherwise been terminated, and the Parties will have received or have been deemed to have received all other necessary pre-closing authorizations, consents, clearances, waivers and approvals of all Governmental Entities in connection with the execution, delivery and performance of this Agreement and the Transactions as set forth on Section 8.01(d) of the Company Disclosure Letter.

(e) No provision of any Applicable Legal Requirement prohibiting, enjoining, restricting or making illegal the consummation of the Transactions will be in effect and no temporary, preliminary or permanent restraining Order enjoining, restricting or making illegal the consummation of the Transactions will be in effect or will be threatened in writing by a Governmental Entity.

(f) The shares of Parent Class A Stock to be issued in connection with the Closing will be approved for listing upon the Closing on NYSE, subject only to the official notice of issuance.

(g) The Registration Statement will have been declared effective under the Securities Act. No stop order suspending the effectiveness of the Registration Statement will be in effect, and no proceedings for purposes of suspending the effectiveness of the Registration Statement will have been initiated or be threatened by the SEC.

(h) The Transaction Agreements will be in full force and effect and will not have been rescinded by any of the Parties.

Section 8.02 Additional Conditions to Obligations of the Company. The obligations of the Company to consummate and effect the Mergers and the other Transactions will be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

(a) The Fundamental Representations of Parent will each be true and correct in all respects as of the Closing Date as though made on the Closing Date, except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date. The representations and warranties of Parent contained in Section 5.03(Capitalization) and Section 5.08 (Absence of Changes or Events) will each be true and correct in all respects other than de minimis inaccuracies as of the Closing Date as though made on the Closing Date, except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date. All other representations and warranties of Parent contained in this Agreement will be true and correct (without giving any effect to any limitation as to “materiality” or “Parent Material Adverse Effect” or any similar limitation set forth therein) in all respects as of the Closing Date, as though made on and as of the Closing Date, except (i) to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date and (ii) where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), taken as a whole, does not result in a Parent Material Adverse Effect.

(b) Parent, First Merger Sub and Second Merger Sub will have performed or complied with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date, in each case in all material respects.

(c) Parent will have delivered to the Company a certificate, signed by an executive officer of Parent and dated as of the Closing Date, certifying as to the matters set forth in Section 8.02(a)-(b).

(d) The persons listed on Section 8.02(d) of the Parent Disclosure Letter will have resigned from all of their positions and offices with Parent.

(e) Parent will have delivered, or caused to be delivered, or will stand ready to deliver all of the certificates, instruments, Contracts, Transaction Agreements and other documents specified to be delivered by it hereunder, including copies of the documents to be delivered by Parent pursuant to Section 1.02(a), duly executed by Parent, First Merger Sub and Second Merger Sub, as applicable.

(f) Parent Available Cash shall not be less than the Minimum Cash Amount.

Section 8.03 Additional Conditions to the Obligations of Parent, First Merger Sub and Second Merger Sub. The obligations of Parent, First Merger Sub and Second Merger Sub to consummate and effect the Mergers and the other Transactions will be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by Parent:

(a) (i) The Fundamental Representations of the Company will each be true and correct in all respects as of the Closing Date as though made on the Closing Date, except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date. The representations and warranties of the Company contained in Section 4.03 (Capitalization) and Section 4.09 (Absence of Changes or Events) will each be true and correct in all respects other than de minimis inaccuracies as of the Closing Date as though made on the Closing Date, except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date. All other representations and warranties of the Company contained in this Agreement will be true and correct (without giving any effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein) in all respects as of the Closing Date, as though made on and as of the Closing Date, except (i) to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date and (ii) where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), taken as a whole, does not result in a Company Material Adverse Effect.

(b) The Company will have performed or complied with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date.

(c) No Company Material Adverse Effect will have occurred since the date hereof.

(d) The Company will have delivered to Parent a certificate, signed by an executive officer of the Company and dated as of the Closing Date, certifying as to the matters set forth in Section 8.03(a)-(c).

(e) The Company will have delivered to Parent the certificates referred to in Section 7.15(c) of this Agreement.

(f) All consents, approvals and authorizations set forth on Section 8.03(f) of the Company Disclosure Letter will have been obtained from and made with all Governmental Entities.

(g) The Persons listed on Section 8.03(g) of the Company Disclosure Letter will have resigned from all of their positions and offices with the Company.

(h) The Company will have delivered, or caused to be delivered, or will stand ready to deliver all of the certificates, instruments, Contracts, Transaction Agreements and other documents specified to be delivered by it hereunder, including copies of the documents to be delivered by the Company pursuant to Section 1.02(b), duly executed.

Section 8.04 Frustration of Closing Conditions. No Party may rely on the failure of any condition set forth in this Article VIII to be satisfied if such failure was caused by such Party’s breach of this Agreement.

ARTICLE IX

TERMINATION

Section 9.01 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written agreement of Parent and the Company at any time;

(b) by either Parent or the Company if the Transactions will not have been consummated by December 31, 2022 (the “Outside Date”); provided, however, the right to terminate this Agreement under this Section 9.01(b) will not be available to any Party whose action or failure to act has been a principal cause of or resulted in the failure of the Transactions to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

(c) by either Parent or the Company if a Governmental Entity will have issued an Order or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Transactions, including the Mergers, which Order or other action is final and nonappealable;

(d) by the Company, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement on the part of Parent, First Merger Sub or Second Merger Sub, or if any representation or warranty of Parent, First Merger Sub or Second Merger Sub will have become untrue, in either case such that the conditions set forth in Section 8.02(a) or Section 8.02(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty will have become untrue; provided, however, that if such breach by Parent, First Merger Sub or Second Merger Sub is curable by Parent, First Merger Sub or Second Merger Sub prior to the Closing, then the Company must first provide written notice of such breach and may not terminate this Agreement under this Section 9.01(d) until the earlier of: (i) thirty (30) days after delivery of written notice from the Company to Parent of such breach; and (ii) the Outside Date; provided, further, each of Parent, First Merger Sub and Second Merger Sub continues to exercise commercially reasonable efforts to cure such breach (it being understood that the Company may not terminate this Agreement pursuant to this Section 9.01(d) if: (A) it or the Company will have materially breached this Agreement and such breach has not been cured; or (B) if such breach by Parent, First Merger Sub or Second Merger Sub is cured during such thirty (30)-day period);

(e) by Parent, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement on the part of the Company or if any representation or warranty of the Company will have become untrue, in either case such that the conditions set forth in Section 8.03(a) or Section 8.03(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty will have become untrue; provided, however, that if such breach is curable by the Company prior to the Closing, then Parent must first provide written notice of such breach and may not terminate this Agreement under this Section 9.01(e) until the earlier of: (i) thirty (30) days after delivery of written notice from Parent to the Company of such breach; and (ii) the Outside Date; provided, further, the Company continues to exercise commercially reasonable efforts to cure such breach (it being understood that Parent may not terminate this Agreement pursuant to this Section 9.01(e) if: (A) it will have materially breached this Agreement and such breach has not been cured; or (B) if such breach by the Company is cured during such thirty (30)-day period);

(f) by either Parent or the Company, if, at the Special Meeting (including any postponements or adjournments thereof), the Parent Stockholder Matters are not duly adopted by the stockholders of Parent by the requisite vote under the DGCL and the Parent Organizational Documents;

(g) by Parent, if the Company Requisite Stockholder Approval will not have been obtained, and the Stockholder Consent executed by the Company Holders will not have been delivered, within forty-eight (48) hours after the execution of this Agreement; and

(h) by the Parent (i) if the Company fails to deliver the PCAOB Audited Financials to the Parent containing an unqualified (except with respect to material weaknesses) audit report / opinion thereon from the auditor in accordance with Section 7.01(d) or (ii) contain a materially adverse deviation from the Draft PCAOB Financial Statements.

Section 9.02 Notice of Termination; Effect of Termination.(a) Any termination of this Agreement in accordance with Section 9.01 will be effective immediately upon the delivery of written notice of the terminating Party to the other Parties.

(b) In the event of the termination of this Agreement in accordance with Section 9.01, this Agreement will be of no further force or effect and the Transactions will be abandoned, except for and subject to the following: (i) the Confidentiality Agreement and Section 7.04, Section 7.07, this Section 9.02, and Article XI (General Provisions) and any other Section or Article of this Agreement referenced in Section 7.04, Section 7.07, this Section 9.02, and Article XI (General Provisions) which are required to survive in order to give appropriate effect to Section 7.04, Section 7.07, this Section 9.02, and Article XI (General Provisions), will survive the termination of this Agreement; and (ii) nothing herein will relieve any Party from liability for any knowing and intentional breach of this Agreement or Actual Fraud.

Section 9.03 Fundamental Breach Compensation. The Parties mutually acknowledge the unique nature of Parent and its structure as a special purpose acquisition company, including, but not limited to, the provisions of its Charter that require it to cease all operations and liquidate its assets if it has not completed a business combination transaction within 24 months of its initial public offering. In light of the inherent difficulty of measuring the actual damages that Parent would suffer as a result of a Fundamental Breach, the Parties have mutually agreed that the Fundamental Breach Compensation Amount represents the Parties’ reasonable estimate of the irreparable damages that Parent would sustain from a Fundamental Breach. Accordingly, the Company agrees to pay the Fundamental Breach Compensation Amount to Parent or its designee by wire transfer of same day funds as liquidated damages, if (i) Parent terminates this Agreement as a result of a Fundamental Breach by the Company, or (ii) during the Parent Operating Window, the Company enters into a letter of intent or other agreement with any Person (other than Parent) with respect to a Company Business Combination that resulted from a Fundamental Breach that occurred at any time before this Agreement is terminated pursuant to its terms. The Company agrees to notify each the Directed Parties of the provisions of this Section 9.03 and instruct them to comply with the obligations hereunder and in Section 7.11(a). Notwithstanding anything to the contrary in this Agreement, nothing herein shall be construed as limiting the rights of the Parent to seek an injunction, specific performance or other equitable relief in accordance with Section 11.06 or shall be deemed to restrict or preclude the exercise of any other rights or remedies available to the Parent hereunder. The Parties acknowledge and agree that in no event will the Company be required to pay the Fundamental Breach Compensation Amount to Parent on more than one occasion.

ARTICLE X

NO SURVIVAL

Section 10.01 No Survival. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement will survive the Closing and all rights, claims and causes of action (whether in contract or in tort or otherwise, or whether at law or in equity) with respect thereto will terminate at the Closing. Notwithstanding the foregoing, neither this Section 10.01 nor anything else in this Agreement to the contrary will limit: (a) the survival of any covenant or agreement of the Parties which by its terms is required to be performed or complied with in whole or in part after the Closing, which covenants and agreements will survive the Closing in accordance with their respective terms; or (b) any claim against any Person with respect to Actual Fraud.

ARTICLE XI

GENERAL PROVISIONS

Section 11.01 Notices. All notices and other communications hereunder will be in writing and will be deemed given: (a) on the date established by the sender as having been delivered personally; (b) one (1) Business Day after being sent by a nationally recognized overnight courier guaranteeing overnight delivery; (c) upon transmission, if sent by email (provided no “bounceback” or notice of non-delivery is received); or (d) on the fifth (5th) Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications, to be valid, must be addressed as follows:

if to Parent, First Merger Sub or Second Merger Sub, to:

InterPrivate II Acquisition Corp.

c/o InterPrivate LLC

1350 Avenue of the Americas

New York, NY 10019

Attention: Brandon C. Bentley, General Counsel

Email: Bbentley@interprivate.com

with a copy (which will not constitute notice) to:

Greenberg Traurig, P.A.

333 SE 2nd Avenue, Suite 4400

Miami, FL 33131

Attention: Alan I. Annex, Kenneth A. Gerasimovich, Michael Helsel

Email: annexa@gtlaw.com, gerasimovichk@gtlaw.com, helselm@gtlaw.com if to the Company, to:

Getaround, Inc.

55 Green Street

San Francisco, CA 94111

Attention: Spencer Jackson

Email: spencer@getaround.com

with a copy (which will not constitute notice) to:

Orrick, Herrington & Sutcliffe LLP

1000 Marsh Rd.

Menlo Park, CA 94025-1015

Attention: Steve Venuto, Matthew Gemello, Bill Hughes

Email: svenuto@orrick.com, mgemello@orrick.com, bhughes@orrick.com,

or to such other address or to the attention of such Person or Persons as the recipient Party has specified by prior written notice to the sending Party (or in the case of counsel, to such other readily ascertainable business address as such counsel may hereafter maintain). If more than one method for sending notice as set forth above is used, the earliest notice date established as set forth above will control.

Section 11.02 Interpretation. The words “hereof,” “herein,” “hereinafter,” “hereunder,” and “hereto” and words of similar import refer to this Agreement as a whole and not to any particular Section or subsection of this Agreement and reference to a particular Section of this Agreement will include all subsections thereof, unless, in each case, the context otherwise requires. The definitions of the terms herein will apply equally to the singular and plural forms of the terms defined. Whenever the context will require, any pronoun will include the corresponding masculine, feminine and neuter forms. When a reference is made in this Agreement to an Exhibit, such reference will be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections, subsections or Recitals such reference will be to a Section, subsection or Recital of this Agreement. Unless otherwise indicated the words “include,” “includes” and “including” when used herein will be deemed in each case to be followed by the words “without limitation.” The words “made available” mean that the subject documents or other materials were included in and available at the “Project Tempest” online datasite hosted by Secure Docs at least two (2) Business Days prior to the date hereof. The table of contents and headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. References to “written” or “in writing” include in electronic form. References herein to any Person will include such Person’s heirs, executors, personal representatives, administrators, successors and permitted assigns; provided, however, that nothing contained in this Section 11.02 is intended to authorize any assignment or transfer not otherwise permitted by this Agreement. Any reference to “days” means calendar days unless Business Days are specified. When reference is made herein to “the business of” an entity, such reference will be deemed to include the business of all direct and indirect subsidiaries of such entity. Reference to the subsidiaries of an entity will be deemed to include all direct and indirect subsidiaries of such entity. The word “or” will not be exclusive unless the context clearly requires the selection of one (but not more than one) of a number of items. With respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding” and if the last day of such period is a non-Business Day, the period in question will end on the next succeeding Business Day. References to a particular statute or regulation including all rules and regulations thereunder and any predecessor or successor statute, rule, or regulation, in each case as amended or otherwise modified from time to time. Except where otherwise provided, all references to currency amounts in this Agreement means United States dollars. References herein to any Contract (including this Agreement) mean such Contract as amended, restated, supplemented or modified from time to time in accordance with the terms thereof; provided, however, that with respect to any Contract listed (or required to be listed) on any of the Company Disclosure Letter or Parent Disclosure Letter, all material amendments and modifications thereto (but excluding any purchase orders, work orders or statements of work) must also be listed on the appropriate section of the Company Disclosure Letter or Parent Disclosure Letter, as applicable. Unless the context of this Agreement otherwise requires, references to statutes will include all regulations promulgated thereunder and references to statutes or regulations will be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation. The word “extent” in the phrase “to the extent” (or similar phrases) means the degree to which a subject or other thing extends, and such phrase will not mean simply “if.” When used herein, “ordinary course of business” means an action taken, or omitted to be taken, in the ordinary and usual course of the Company’s and its Subsidiaries’ business, consistent with past practice.

Section 11.03 Counterparts; Electronic Delivery. This Agreement, the other Transaction Agreements and each other document executed in connection with the Transactions, and the consummation thereof, may be executed in one or more counterparts, all of which will be considered one and the same document and will become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Delivery by electronic transmission to counsel for the other Parties of a counterpart executed by a Party will be deemed to meet the requirements of the previous sentence.

Section 11.04 Entire Agreement; Third Party Beneficiaries. This Agreement and the other Transaction Agreements and any other documents and instruments and agreements among the Parties as contemplated by or referred to herein, including the Exhibits and Schedules hereto: (a) constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof including that certain letter agreement dated as of January 24, 2022, as amended through the date hereof; and (b) other than the rights, at and after the Effective Time, of Persons pursuant to the provisions of Section 7.13 and Section 11.14 (which will be for the benefit of the Persons set forth therein), are not intended to confer upon any other Person other than the Parties any rights or remedies.

Section 11.05 Severability. In the event that any term, provision, covenant or restriction of this Agreement, or the application thereof, is held to be illegal, invalid or unenforceable under any present or future Legal Requirement: (a) such provision will be fully severable; (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof; (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom; and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms of such illegal, invalid or unenforceable provision as may be possible.

Section 11.06 Other Remedies; Specific Performance. Except as otherwise provided herein, prior to the Closing, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each Party will be entitled to enforce specifically the terms and provisions of this Agreement and immediate injunctive relief to prevent breaches of this Agreement, without the necessity of proving the inadequacy of money damages as a remedy and without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties hereby acknowledges and agrees that it may be difficult to prove damages with reasonable certainty, that it may be difficult to procure suitable substitute performance, and that injunctive relief and/or specific performance will not cause an undue hardship to the Parties. Each of the Parties hereby further acknowledges that the existence of any other remedy contemplated by this Agreement does not diminish the availability of specific performance of the obligations hereunder or any other injunctive relief. Each Party hereby further agrees that in the event of any action by any other party for specific performance or injunctive relief, it will not assert that a remedy at law or other remedy would be adequate or that specific performance or injunctive relief in respect of such breach or violation should not be available on the grounds that money damages are adequate or any other grounds. Parent acknowledges and agrees that the Company will be entitled to bring an action for specific enforcement to cause Parent to seek to enforce the provisions of the PIPE Subscription Agreements and Mudrick Subscription Agreement to the fullest extent permissible pursuant to such PIPE Subscription Agreements and Mudrick Subscription Agreement, in each case as if it were a party thereto.

Section 11.07 Governing Law. This Agreement and the consummation the Transactions, and any action, suit, dispute, controversy or claim arising out of this Agreement and the consummation of the Transactions, or the validity, interpretation, breach or termination of this Agreement and the consummation of the Transactions, will be governed by and construed in accordance with the internal law of the State of Delaware regardless of the law that might otherwise govern under applicable principles of conflicts of law thereof.

Section 11.08 Consent to Jurisdiction; Waiver of Jury Trial.

(a) Each of the Parties irrevocably consents to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware; provided, however, that if the Court of Chancery of the State of Delaware declines jurisdiction or if subject matter jurisdiction over the matter that is the subject of the Legal Proceeding is vested exclusively in the U.S. federal courts, such Legal Proceeding will be heard in, and each of the Parties irrevocably consents to the exclusive jurisdiction and venue of, the U.S. District Court for the District of Delaware; provided, further, if the U.S. District Court for the District of Delaware declines jurisdiction or if subject matter jurisdiction over the matter that is the subject of the Legal Proceeding is vested exclusively in the Delaware state courts, such Legal Proceeding will be heard in, and each of the Parties irrevocably consents to the exclusive jurisdiction and venue of, the Delaware state courts located in Wilmington, Delaware (together with the U.S. District Court for the District of Delaware and the Court of Chancery of the State of Delaware, the “Chosen Courts”) in connection with any matter based upon or arising out of this Agreement, the other Transaction Agreements and the consummation of the Transactions. Each Party and any Person asserting rights as a third-party beneficiary may do so only if he, she or it hereby waives, and will not assert as a defense in any legal dispute, that: (i) such Person is not personally subject to the jurisdiction of the above named courts for any reason; (ii) such Legal Proceeding may not be brought or is not maintainable in such court; (iii) such Person’s property is exempt or immune from execution; (iv) such Legal Proceeding is brought in an inconvenient forum; or (v) the venue of such Legal Proceeding is improper. Each Party and any Person asserting rights as a third-party beneficiary hereby agrees not to commence or prosecute any such action, claim, cause of action or suit other than before one of the above-named courts, nor to make any motion or take any other action seeking or intending to cause the transfer or removal of any such action, claim, cause of action or suit to any court other than one of the above-named courts, whether on the grounds of inconvenient forum or otherwise. Each Party hereby consents to service of process in any such proceeding in any manner permitted by Delaware law, and further consents to service of process by nationally recognized overnight courier service guaranteeing overnight delivery, or by registered or certified mail, return receipt requested, at its address specified pursuant to Section 11.01. Notwithstanding the foregoing in this Section 11.08, any Party may commence any action, claim, cause of action or suit in a court other than the Chosen Courts solely for the purpose of enforcing an order or judgment issued by the Chosen Courts.

(b) TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH OF THE PARTIES AND ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY MAY DO SO ONLY IF HE, SHE OR IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS AGREEMENT, EACH OTHER TRANSACTION AGREEMENTS AND THE CONSUMMATION OF THE TRANSACTIONS, AND FOR ANY COUNTERCLAIM RELATING THERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY WILL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS AND THE CONSUMMATION OF THE TRANSACTIONS. FURTHERMORE, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY WILL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

Section 11.09 Rules of Construction.

(a) Each of the Parties agrees that it has been represented by independent counsel of its choice during the negotiation and execution of this Agreement and each Party hereto and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

(b) All accounting terms used herein and not expressly defined herein will have the meanings given to them under GAAP.

(c) No summary of this Agreement prepared by a party hereto will affect the meaning or interpretation of this Agreement.

Section 11.10 Expenses. Except as otherwise expressly provided in this Agreement, whether or not the Transactions are consummated, each Party will pay its own costs and expenses (including the fees and expenses of any outside counsel, agents, advisors, consultants, experts, financial advisors and other service providers) incurred in anticipation of, relating to and in connection with the negotiation and execution of this Agreement and the Transaction Agreements and the consummation of the Transactions; provided, that, (a) Parent will be responsible for all (i) expenses relating to all SEC and other regulatory filing fees incurred in connection with the Transactions, (ii) expenses incurred in connection with preparing the Registration Statement and Proxy Statement, (iii) expenses incurred in connection with any filings with or approvals from the NYSE in connection with the Transactions and (iv) any transfer Taxes arising in connection with the Transactions in accordance with Section 7.15(b), (b) Parent and the Company will each pay fifty percent (50%) of any filing fees required by Governmental Entities, including filing fees in connection with filings under the HSR Act, in accordance with Section 7.02, and (c) if the Closing occurs, Parent will pay the Company Transaction Costs and Parent Transaction Costs; provided, further, that, notwithstanding anything that may be expressed or implied in this Agreement, all fees and expenses of any outside counsel, agents, advisors, consultants, experts, financial advisors and other service providers incurred in anticipation of, relating to and in connection with items (a)(i), (ii) and (iii) of this Section 11.10 will be borne by the Party incurring such costs and expenses.

Section 11.11 Assignment. No Party may assign, directly or indirectly, including by operation of law, either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties. Subject to the first sentence of this Section 11.11, this Agreement will be binding upon and will inure to the benefit of the Parties and their respective successors and permitted assigns.

Section 11.12 Amendment. This Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of the Parties.

Section 11.13 Extension; Waiver. At any time prior to the Closing, Parent (on behalf of itself, First Merger Sub and Second Merger Sub), on the one hand, and the Company may, to the extent not prohibited by Applicable Legal Requirements: (a) extend the time for the performance of any of the obligations or other acts of the other Party; (b) waive any inaccuracies in the representations and warranties made to the other Party contained herein or in any document delivered pursuant hereto; and (c) waive compliance with any of the agreements or conditions for the benefit of such Party contained herein. Any agreement on the part of a Party to any such extension or waiver will be valid only if set forth in an instrument in writing signed on behalf of such Party. Delay in exercising any right under this Agreement will not constitute a waiver of such right. In the event any provision of any of the other Transaction Agreement in any way conflicts with the provisions of this Agreement (except where a provision therein expressly provides that it is intended to take precedence over this Agreement), this Agreement will control.

Section 11.14 No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the Transactions may only be brought against, the entities that are expressly named as Parties hereto, and then only with respect to the specific obligations set forth herein with respect to such Party. Except to the extent a named Party to this Agreement (and then only to the extent of the specific obligations undertaken by such named Party in this Agreement), (a) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any named party to this Agreement and (b) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing will have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, Parent, First Merger Sub or Second Merger Sub under this Agreement of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby. The provisions of this Section 11.14 are intended to be for the benefit of, and enforceable by the Related Parties of the Parties and each such Person will be a third-party beneficiary of this Section 11.14. This Section 11.14 will be binding on all successors and assigns of the Parties.

Section 11.15 Legal Representation.

(a) Each of the Parties hereby agrees on behalf of its directors, members, partners, officers, employees and Affiliates (including after the Closing, the Company), and each of their respective successors and assigns (all such parties, the “Waiving Parties”), that Greenberg Traurig LLP or any successor (“GT”) and White & Case LLP or any successor (“W&C”): (i) may represent Parent, the Sponsor or any of their directors, members, partners, officers, employees or Affiliates (including, after the Closing, the Group Companies) (collectively, the “Parent Group”), in each case, in connection with any Legal Proceeding or obligation arising out of or relating to this Agreement, any Transaction Agreement or the Transactions, notwithstanding their representation (or any continued representation) of the Parent Group or Waiving Parties and (ii) hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest, breach of duty or any other objection arising therefrom or relating thereto. The Parties acknowledge that the foregoing provision applies whether or not GT or W&C provides legal services to Parent or any Group Companies after the Closing Date. Each of Parent and the Company, for itself and the Waiving Parties, hereby further irrevocably acknowledges and agrees that all communications, written or oral, between the Parent or any member of the Parent Group and its counsel, including GT and W&C, made prior to the Closing in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Legal Proceeding arising out of or relating to, this Agreement, any Transaction Agreements or the Transactions, or any matter relating to any of the foregoing, are privileged communications that do not pass to the Company notwithstanding the Mergers, and instead survive, remain with and are controlled by the Parent Group (the “Parent Privileged Communications”), without any waiver thereof. Parent and the Company, together with any of their respective Affiliates, Subsidiaries, successors or assigns, agree that no Person may use or rely on any of the Parent Privileged Communications, whether located in the records or email server of the Parent or otherwise (including in the knowledge of the officers and employees of the Parent), in any Legal Proceeding against or involving any of the Parties after the Closing, and Parent and the Company agree not to assert that any privilege has been waived as to the Parent Privileged Communications, whether located in the records or email server of the Parent or otherwise (including in the knowledge of the officers and employees of the Parent).

(b) Each of Parent and the Company, for itself and the Waiving Parties hereby agrees that Orrick, Herrington & Sutcliffe LLP or any successor (“Orrick”) may represent the Company Securityholders or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Company) (collectively, the “Company Group”), in each case, in connection with any Legal Proceeding or obligation arising out of or relating to this Agreement, any Transaction Agreement or the Transactions, notwithstanding its representation (or any continued representation) of the Company or other Waiving Parties, and each of Parent and the Company on behalf of itself and the Waiving Parties hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest, breach of duty or any other objection arising therefrom or relating thereto. Parent and the Company acknowledge that the foregoing provision applies whether or not Orrick provides legal services to the Company after the Closing Date. Each of Parent and the Company, for itself and the Waiving Parties, hereby further irrevocably acknowledges and agrees that all communications, written or oral, between the Company or any member of the Company Group and its counsel, including Orrick, made prior to the Closing in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Legal Proceeding arising out of or relating to, this Agreement, any Transaction Agreements or the Transactions, or any matter relating to any of the foregoing, are privileged communications that do not pass to the Company notwithstanding the Mergers, and instead survive, remain with and are controlled by the Company Group (the “Company Privileged Communications”), without any waiver thereof. Parent and the Company, together with any of their respective Affiliates, Subsidiaries, successors or assigns, agree that no Person may use or rely on any of the Company Privileged Communications, whether located in the records or email server of the Company or otherwise (including in the knowledge of the officers and employees of the Company), in any Legal Proceeding against or involving any of the Parties after the Closing, and Parent and the Company agree not to assert that any privilege has been waived as to the Company Privileged Communications, whether located in the records or email server of the Company or otherwise (including in the knowledge of the officers and employees of the Company).

Section 11.16 Disclosure Letters and Exhibits. The Company Disclosure Letter and Parent Disclosure Letter will each be arranged in separate parts corresponding to the numbered and lettered Sections and subsections in this Agreement, and the information disclosed in any numbered or lettered part will be deemed to relate to and to qualify only the particular provision set forth in the corresponding numbered or lettered Section or subsection of this Agreement, except to the extent that: (a) such information is cross-referenced in another part of the Company Disclosure Letter or Parent Disclosure Letter, as applicable; or (b) it is reasonably apparent on the face of the disclosure (without any independent knowledge on the part of the reader regarding the matter disclosed) that such information qualifies another provision in this Agreement. The specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Company Disclosure Letter and Parent Disclosure Letter is not intended to imply that such amounts (or higher or lower amounts) are or are not material, and no Party will use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Company Disclosure Letter or Parent Disclosure Letter in any dispute or controversy between the Parties as to whether any obligation, item, or matter not described herein or included in Company Disclosure Letter or the Parent Disclosure Letter is or is not material for purposes of this Agreement. The inclusion of any item in the Company Disclosure Letter or Parent Disclosure Letter will not be deemed to constitute an acknowledgment by the Company or Parent, as applicable, that the matter is required to be disclosed by the terms of this Agreement, nor will such disclosure be deemed (a) an admission of any breach or violation of any Contract or Legal Requirement, (b) an admission of any liability or obligation to any third Person, or (c) to establish a standard of materiality.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

INTERPRIVATE II ACQUISITION CORP.

By:	/s/ Ahmed M. Fattouh
Name: Ahmed M. Fattouh
Title: Chief Executive Officer

TMPST MERGER SUB I INC.

By:	/s/ Ahmed M. Fattouh
Name: Ahmed M. Fattouh
Title: President

TMPST MERGER SUB II LLC

By:	/s/ Ahmed M. Fattouh
Name: Ahmed M. Fattouh
Title: President

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

GETAROUND, INC.

By:	/s/ Sam Zaid
Name: Sam Zaid
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

SCHEDULE A

Defined Terms

When used in this Agreement, the following terms will have the respective meanings specified therefor below.

“Acceleration Event” has the meaning set forth in Section 3.01(b).

“Actual Fraud” means with respect to a Party, an actual and intentional fraud with respect to the making of the representations and warranties pursuant to Article IV or Article V (as applicable).

“Additional Company Investment” means any subscription for cash by an investor of securities of the Company after the date of this Agreement, including common or preferred securities or convertible notes, in each case, as reasonably mutually agreed to by the Parties.

“Additional Shares” has the meaning set forth in Section 3.03(c).

“Affiliate” means (a) as applied to any Person, any other Person directly or indirectly controlling, controlled by or under direct or indirect common control with, such Person. For purposes of this definition, “control” (including with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise, and (b) for any individual, Family Member Affiliates.

“Aggregate Merger Consideration” means the number of shares of Parent Class A Stock equal to (a) the quotient obtained by dividing (i) the Base Purchase Price by (ii) ten dollars ($10.00) plus (b) the number of shares of Parent Class A Stock comprising the Earnout Shares.

“Agreement” has the meaning set forth in the Preamble.

“Anti-Money Laundering Law” means any law, regulation, order, or similar, of any jurisdiction in which the Company or its Subsidiaries operate regarding the prevention of money laundering, including the Currency and Foreign Transactions Reporting Act of 1970, as amended, including by the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 and the Money Laundering Control Act of 1986.

“Antitrust Authorities” means the Federal Trade Commission, the Antitrust Division of the United States Department of Justice, the attorneys general of the several states of the United States and any other Governmental Entity having jurisdiction with respect to the transactions contemplated hereby pursuant to applicable Antitrust Laws.

“Antitrust Laws” means the HSR Act, and any federal, state or foreign Legal Requirement designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade or the significant impediment of effective competition, including merger control procedures.

“Applicable Legal Requirements” has the meaning set forth in the Recitals.

“Approvals” has the meaning set forth in Section 4.06(b).

“Audited Financial Statements” has the meaning set forth in Section 4.07(a).

“Base Purchase Price” means an amount equal to eight hundred million dollars ($800,000,000).

“Bridge Notes” means the subordinated convertible promissory notes (as amended), issued pursuant to that certain Subordinated Convertible Note Purchase Agreement, dated as of May 24, 2021, by and between the Company and the purchasers identified on Exhibit A thereto.

“Business Day” means any day other than a Saturday, a Sunday or other day on which commercial banks in New York, New York are authorized or required by Legal Requirements to close.

“Business IP” means any and all (a) Owned Intellectual Property, and (b) Intellectual Property rights used in or necessary for the conduct of the businesses of the Group Companies as currently conducted.

“Business Product” means all computer software (in object code or source code format), data and databases, and related documentation and materials and other products from which any of the Group Companies has derived within the one (1) year preceding the date hereof or is currently deriving revenue from the sale, license, maintenance or provision thereof.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act (as may be amended or modified), together with all rules and regulations and guidance issued by any Governmental Entity with respect thereto.

“Certificate” has the meaning set forth in Section 2.07(a).

“Certificates of Merger” has the meaning set forth in Section 1.03(c).

“Change in Recommendation” has the meaning set forth in Section 7.01(b).

“Change of Control” any transaction or series of transactions the result of which is: (a) the acquisition by any Person or “group” (as defined in the Exchange Act) of Persons of direct or indirect beneficial ownership of securities representing fifty percent (50%) or more of the combined voting power of the then outstanding securities of Parent; (b) a merger, consolidation, reorganization or other business combination, however effected, resulting in any Person or “group” (as defined in the Exchange Act) acquiring at least fifty percent (50%) of the combined voting power of the then outstanding securities of Parent or the surviving Person outstanding immediately after such combination; or (c) a sale of all or substantially all of the assets of Parent and the Company Subsidiaries, taken as a whole.

Schedule A-2

“Charter Documents” has the meaning set forth in Section 4.01.

“Chosen Courts” has the meaning set forth in Section 11.08(a).

“Class B Conversion Ratio” means the ratio at which the shares of Parent Class B Stock are automatically convertible into shares of Parent Class A Stock pursuant to Section 4.3(b) of Parent Charter.

“Class B Non-Voting Common Stock” has the meaning set forth in Section 4.03(a).

“Closing” has the meaning set forth in Section 1.01.

“Closing Date” has the meaning set forth in Section 1.01.

“Closing Form 8-K” has the meaning set forth in Section 7.03(c).

“Closing Merger Consideration” means the Aggregate Merger Consideration minus (a) the Escrow Shares and minus (b) the Earnout Shares.

“Closing Press Release” has the meaning set forth in Section 7.03(c).

“Code” means the Internal Revenue Code of 1986, as amended.

“Communications Plan” has the meaning set forth in Section 7.04(b).

“Company” has the meaning set forth in the Preamble.

“Company Award” means a Company Option, share of Company Restricted Stock or Company RSUs.

“Company Benefit Plan” means each “employee benefit plan” as defined in Section (3) of ERISA, and any other agreement, arrangement, plan, policy or program providing compensation or other benefits to any current or former director, officer, employee or other service provider, including employment, consulting, retirement, severance, termination or change in control agreements, deferred compensation, vacation, sick, stock option, stock purchase, stock appreciation rights, stock-based or other equity-based, incentive, bonus, supplemental retirement, profit-sharing, insurance, medical, welfare, material fringe or other benefits or remuneration of any kind, whether or not in writing and whether or not funded, in each case, (i) which is maintained, sponsored or contributed to by the Company or any of the Company Subsidiaries and (ii) under which the Company or any of the Company Subsidiaries is obligated to contribute, or with respect to which the Company or any of the Company Subsidiaries or ERISA Affiliate has any obligation or liability; direct or indirect, contingent or otherwise.

“Company Board” has the meaning set forth in the Recitals.

Schedule A-3

“Company Business Combination” means any inquiry, indication of interest, proposal or offer (other than an offer, indication of interest or proposal made or submitted by or on behalf of Parent or any of its Affiliates) contemplating or otherwise relating to any Company Competing Transaction.

“Company Capital Stock” means, as applicable, Company Common Stock and Company Preferred Stock.

“Company Common Stock” has the meaning set forth in Section 4.03(a).

“Company Competing Transaction” means any transaction or series of related transactions (other than the Transactions, the Getaround1 B.V. Transaction, sales of services in the ordinary course of business, the Bridge Notes or the issuance of New Getaround Bridge Notes) involving, directly or indirectly:

(a) any merger, consolidation, amalgamation, share exchange, business combination, joint venture, reorganization or other similar transaction involving the Company or any of the Company Subsidiaries;

(b) any public offering of debt or equity securities of the Company or any of the Company Subsidiaries, or any other offering or private placement of any equity, debt, convertible debt or similar securities in the Company or any of the Company Subsidiaries;

(c) any loan or any other incurrence of any form of Indebtedness by the Company or any of the Company Subsidiaries;

(d) any transaction (i) in which any Person or “group” (as defined in the Exchange Act and the rules thereunder) of Persons acquires beneficial or record ownership of securities (or instruments convertible into or exercisable or exchangeable for, such securities) of the Company or (ii) in which the Company issues securities (or instruments convertible into or exercisable or exchangeable for, such securities) of the Company;

(e) any sale, exchange, transfer, acquisition or disposition of ten percent (10%) or more of the assets of the Company or of any business or businesses that constitute or account for ten percent (10%) or more of the revenues or income of the Company;

(f) any tender offer or exchange offer that if consummated would result in any Person or “group” (as defined in the Exchange Act and the rules thereunder) of Persons acquiring beneficial or record ownership of securities (or instruments convertible into or exercisable or exchangeable for such securities) of the Company; or

(g) any combination of the foregoing types of transaction.

“Company Disclosure Letter” has the meaning set forth in Article IV.

“Company Group” has the meaning set forth in Section 11.15(b).

Schedule A-4

“Company Holders” has the meaning set forth in the Recitals.

“Company Holders Support Agreement” means that certain Support Agreement, dated as of the date hereof, by and among the Company Holders and Parent, as amended or modified from time to time.

“Company Incentive Plan” means the Amended and Restated 2010 Stock Plan, as amended from time to time.

“Company In-the-Money Vested Option” means any vested Company Option with an exercise price per Company Common Stock that is lower than the value of Closing Merger Consideration being paid per share of Company Common Stock.

“Company IT Systems” means all IT Systems owned, leased, outsourced, or licensed by any Group Company to process, store, maintain, backup or operate data, information and functions that are used (or held for use) in connection with and are material to the business of the Group Companies.

“Company Material Adverse Effect” means any effect, change, event, fact, condition or occurrence, that, individually or when aggregated with other effects, changes, events, facts, conditions or occurrences: (a) has had, or would reasonably be expected to have, a materially adverse effect on the business, assets, condition (financial or otherwise) or results of operations of the Group Companies, taken as a whole; or (b) is reasonably likely to prevent or materially delay the ability of the Company to consummate the Transactions; provided, however, no effect, change, event, fact, condition or occurrence arising out of or related to any of the following, alone or in combination, will be taken into account in determining whether a Company Material Adverse Effect pursuant to clause (a) has occurred: (i) acts of war, sabotage, civil unrest or terrorism, or any escalation or worsening of any such acts of war, sabotage, civil unrest or terrorism, or changes in global, national, regional, state or local political or social conditions; (ii) earthquakes, hurricanes, tornados, pandemics (including COVID-19) or other natural or man-made disasters; (iii) the taking of any action required by this Agreement or changes attributable to the public announcement or pendency of the Transactions (including the impact thereof on relationships with customers, suppliers, employees or Governmental Entities) (provided, that this clause (iii) will not apply to any representation or warranty set forth in Section 4.05); (iv) changes or proposed changes in Applicable Legal Requirements after the date hereof; (v) changes or proposed changes in GAAP (or any interpretation thereof) after the date hereof; (vi) any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets), in each case, in the United States or anywhere else in the world; (vii) events or conditions generally affecting the industries and markets in which the Group Companies operate; or (viii) any failure to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position, provided, that this clause (viii) will not prevent a determination that any effect, change, event, fact, condition or occurrence underlying such failure has resulted in a Company Material Adverse Effect; provided, further, if a change, event or occurrence related to clauses (i),

Schedule A-5

(ii), or (iv) through (vii) disproportionately adversely affects the Group Companies, taken as a whole, compared to other Persons operating in the same industry as the Group Companies, then such disproportionate impact may be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur as a result thereof.

“Company Material Contract” has the meaning set forth in Section 4.19(a).

“Company Options” means any options granted under the Company Incentive Plan to purchase shares of Company Common Stock, whether or not exercisable and whether or not vested, that are outstanding immediately prior to the Closing.

“Company Party” means the Company’s executive officers, directors, any Person owning more than five percent (5%) of the Company’s common stock on a fully diluted basis and the individuals listed on Section A.1 of the Company Disclosure Letter and any Person acting on behalf and at the direction of the forgoing.

“Company Personnel” means the beneficiaries under the Equity Incentive Plan who will receive Incentive Earnout Shares.

“Company Preferred Stock” has the meaning set forth in Section 4.03(a).

“Company Preferred Stock Conversion” has the meaning set forth in Section 2.06(b).

“Company Privileged Communications” has the meaning set forth in Section 11.15(b).

“Company Real Property Leases” has the meaning set forth in Section 4.13(b).

“Company Requisite Stockholder Approval” means (a) the adoption of this Agreement and the approval of the Transactions (including the Mergers) by the holders of at least fifty percent (50%) of the outstanding shares of Company Common Stock and Company Preferred Stock, voting together as a single class (with the holders of Company Preferred Stock being entitled to the number of votes per share specified in the Company’s Charter Documents); (b) the adoption of this Agreement and the approval of the Transactions (including the Mergers and the Company Preferred Stock Conversion) by the holders of at least sixty percent (60%) of the outstanding shares of Company Preferred Stock, voting together as a class and on an as-converted to Company Common Stock basis; (c) the adoption of this Agreement and the approval of the Transactions (including the Mergers) by the holders of at least fifty percent (50%) of the outstanding shares of Series D Preferred Stock and Series D-3 Preferred Stock, voting together as a single class; and (d) the adoption of this Agreement and the approval of the Transactions (including the Mergers) by the holders of at least fifty percent (50%) of the outstanding shares of Series E Preferred Stock and Series E-2 Preferred Stock, voting together as a single class.

“Company Restricted Stock” means a share of Company Common Stock that, as of immediately prior to the Effective Time, is subject to a substantial risk of forfeiture, within the meaning of Section 83(b) of the Code and was issued pursuant to the Company Incentive Plan.

Schedule A-6

“Company RSU” means any award of restricted stock units granted under the Company Incentive Plan in respect of shares of Company Common Stock that are outstanding immediately prior to the Effective Time.

“Company Securityholder” means a Company Stockholder, holder of Company Awards and holder/or holder of Company Warrants.

“Company Securityholder Released Parties” has the meaning set forth in Section 7.19(a).

“Company Software” means any and all Software which any of the Group Companies owns or purports to own, in whole or in part.

“Company Stockholder” means a holder of a share of Company Capital Stock issued and outstanding immediately prior to the Effective Time.

“Company Subsidiaries” has the meaning set forth in Section 4.02(a).

“Company Transaction Costs” has the meaning set forth in Section 2.08(a).

“Company Warrant Exercise” has the meaning set forth in Section 7.01(c).

“Company Warrants” means the warrants of the Company to purchase Company Capital Stock, including Company Common Stock, Series B Preferred Stock, Series E-2 Preferred Stock, and Series E-3 Preferred Stock.

“Concerned Party” means a Person engaging in an act or omission that would give rise to a Fundamental Breach, absent a Cure.

“Confidentiality Agreement” means that certain Confidentiality Agreement, dated March 9, 2021, by and between the Company and Parent.

“Continental” has the meaning set forth in Section 5.14(a).

“Continuing Employees” has the meaning set forth in Section 7.08(c).

“Contract” means any contract, subcontract, agreement, indenture, note, bond, loan or credit agreement, instrument, installment obligation, lease, mortgage, deed of trust, license, sublicense, commitment, power of attorney, guaranty or other legally binding commitment, arrangement, understanding or obligation, whether written or oral, in each case, as amended and supplemented from time to time and including all schedules, annexes and exhibits thereto.

“Convertible Notes” has the meaning set forth in the Mudrick Subscription Agreement.

“Copyleft Terms” has the meaning set forth in Section 4.17(f).

“Copyrights” has the meaning set forth in the definition of “Intellectual Property”.

Schedule A-7

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, Order, Legal Proceeding, directive, guidelines or recommendations by any Governmental Entity in connection with or in response to COVID-19, including, but not limited to, the CARES Act.

“Cure” means, in the context of a Fundamental Breach, where the Company (i) promptly informs Parent in reasonable detail of the relevant conduct, including the identities of the Concerned Parties involved, and keeps Parent reasonably informed of the status of any continuing efforts to Cure thereafter; and (ii) takes reasonable measures to (x) restrain the Concerned Parties (defined below) from acting in a manner that would reasonably be expected to violate Section 7.11(a), and (y) mitigate the consequences of such conduct.

“D&O Indemnified Party” has the meaning set forth in Section 7.13(a).

“D&O Tail” has the meaning set forth in Section 7.13(b).

“DGCL” has the meaning set forth in the Recitals.

“Directed Parties” has the meaning set forth in Section 7.11(a).

“Dissenting Shares” has the meaning set forth in Section 2.09(a).

“DLLCA” has the meaning set forth in the Recitals.

“Draft PCAOB Financial Statements” has the meaning set forth in Section 4.07(f).

“Earnout Period” has the meaning set forth in Section 3.01(a).

“Earnout Recipients” has the meaning set forth in Section 3.01(a)(i).

“Earnout Shares” has the meaning set forth in Section 3.01(a)(vii).

“Earnout Targets” has the meaning set forth in Section 3.01(a)(vii).

“Effective Time” has the meaning set forth in Section 2.01.

“Employee Stock Purchase Plan” has the meaning set forth in Section 7.08(a).

“Environmental Law” means any and all Applicable Legal Requirements relating to pollution, Hazardous Materials, the environment, natural resources, threatened or endangered species, or human health and safety.

“Equity Incentive Plan” has the meaning set forth in Section 7.08(a).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

Schedule A-8

“ERISA Affiliate” means any trade or business (whether or not incorporated) that, together with the Company or any of its Subsidiaries is treated as a single employer under Section 414 of the Code.

“Escrow Account” has the meaning set forth in Section 1.03(g).

“Escrow Agent” has the meaning set forth in Section 1.03(g).

“Escrow Agreement” has the meaning set forth in Section 1.03(g).

“Escrow Shares” means 9,333,333 shares of Parent Class A Stock to be delivered by Parent to the Escrow Agent at Closing in accordance with this Agreement, the PIPE Subscription Agreements and the Escrow Agreement.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Agent” has the meaning set forth in Section 2.07(a).

“Exchange Fund” has the meaning set forth in Section 2.07(b).

“Excluded Shares” has the meaning set forth in Section 2.06(d)(iii).

“Family Member Affiliates” means for any individual, (a) such individual’s spouse, lineal descendants (whether natural or adopted), siblings, parents, spouse’s parents, (b) the lineal descendants and any spouse of any of the individuals described in the foregoing clause (a), and (c) a trust solely for the benefit of such individual and/or the individuals described in the foregoing clause (a) with respect to such individual.

“Fifth Level Earnout Shares” has the meaning set forth in Section 3.01(a)(v).

“Fifth Level Earnout Target” has the meaning set forth in Section 3.01(a)(v).

“Fifth Level Incentive Earnout Shares” has the meaning set forth in Section 3.01(a)(v).

“First Certificate of Merger” has the meaning set forth in Section 1.03(b).

“First Level Earnout Shares” has the meaning set forth in Section 3.01(a)(i).

“First Level Earnout Target” has the meaning set forth in Section 3.01(a)(i).

“First Level Incentive Earnout Shares” has the meaning set forth in Section 3.01(a)(i).

“First Merger” has the meaning set forth in the Recitals.

“First Merger Sub” has the meaning set forth in the Preamble.

Schedule A-9

“First Merger Sub Common Stock” has the meaning set forth in Section 5.03(b).

“Fourth Level Earnout Shares” has the meaning set forth in Section 3.01(a)(iv).

“Fourth Level Earnout Target” has the meaning set forth in Section 3.01(a)(iv).

“Fourth Level Incentive Earnout Shares” has the meaning set forth in Section 3.01(a)(iv).

“Fundamental Representations” means: (a) in the case of the Company, the representations and warranties contained in Section 4.01 (Organization and Qualification), Section 4.02 (Company Subsidiaries), Section 4.04 (Due Authorization) and Section 4.16 (Brokers); and (b) in the case of Parent, the representations and warranties contained in Section 5.01 (Organization and Qualification), Section 5.02 (Parent Subsidiaries) and Section 5.04 (Authority Relative to this Agreement).

“Fundamental Breach Compensation Amount” means (a) twenty million dollars ($20,000,000) if the Fundamental Breach results solely from a transaction described in clause (ii) of the definition of Fundamental Breach Transaction and (b) thirty million dollars ($30,000,000) in all other cases.

“Fundamental Breach” means a breach of Section 7.11(a) as a consequence of an act or omission by the Company or any Directed Party; provided that no Fundamental Breach shall occur solely as a result of the conduct of a Person if (i) no Company Party had actual knowledge of such breach, or (ii) if a Company Party has actual knowledge of such breach, and the Company (x) promptly informs Parent of any such conduct, (y) takes commercially reasonable measures to Cure such breach and (z) does not subsequently engage in a Fundamental Breach Transaction.

“Fundamental Breach Transaction” shall occur if, (i) during the term of this Agreement, the Company enters into an agreement relating to a Competing Company Transaction (a) with a Concerned Party, or (b) that was sourced by a Concerned Party; or (ii) during the Parent Operating Window, the Company enters into an agreement relating to a Competing Company Transaction with (a) with a Concerned Party, or (b) that was sourced by a Concerned Party, or (c) resulted from active and ongoing negotiations by a Directed Party which conduct would have constituted a Fundamental Breach if such Company Party had actual knowledge of it while this Agreement was in effect.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Getaround1 B.V. Transaction” means the sale, transfer, assignment or conveyance of the equity interests or equity securities, or the dissolution, liquidation or winding up of Getaround1 B.V.

Schedule A-10

“Governmental Entity” means any nation or government, any state, province, county, municipal or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any court, tribunal, arbitrator (public or private) or other body or administrative, regulatory, supervisory or quasi-judicial authority, agency, department, board, bureau, commission or instrumentality of any federal, state, local or foreign jurisdiction, including any public international organization such as the United Nations.

“Group Companies” means the Company and all of its direct and indirect Subsidiaries.

“Group Companies’ Privacy Notices” has the meaning set forth in Section 4.18(a).

“GT” has the meaning set forth in Section 11.15(a).

“Hazardous Material” means any substance, material or waste that is listed, classified, defined, characterized, designated or otherwise regulated by a Governmental Entity as a “toxic substance,” “hazardous substance,” “hazardous material,” “contaminant,” “pollutant,” “hazardous waste,” “solid waste,” or words of similar meaning or effect, or otherwise regulated pursuant to any Environmental Law, including any petroleum, petroleum products, petroleum byproducts, petroleum breakdown products, volatile organic compounds, semi-volatile organic compounds, pesticides, polychlorinated biphenyls, per- and polyfluoroalkyl substances, lead or lead-based paint, asbestos and asbestos-containing materials, or radioactive materials.

“HSR Act” has the meaning set forth in Section 4.05(b).

“Incentive Earnout Shares” has the meaning set forth in Section 3.01(a)(vii).

“Incentive Earnout Shares Pool” has the meaning set forth in Section 3.01(e).

“Indebtedness” means any of the following: (a) any indebtedness for borrowed money including the borrowed indebtedness and any premiums, fees and expenses related to the paydown of such indebtedness at or immediately following the Closing; (b) any obligations evidenced by bonds, debentures, notes or other similar instruments; (c) any obligations to pay the deferred purchase price of property or services, except trade accounts payable and other current liabilities; (d) any obligations as lessee under capitalized leases; (e) any obligations, contingent or otherwise, under acceptance, letters of credit or similar facilities to the extent drawn; (f) any guaranty of any of the foregoing; (g) any accrued interest, fees and charges in respect of any of the foregoing; and (h) any prepayment premiums and penalties actually due and payable, and any other fees, expenses, indemnities and other amounts actually payable as a result of the prepayment or discharge of any of the foregoing.

“Information Statement” has the meaning set forth in Section 7.01(c).

“Insider” has the meaning set forth in Section 4.21.

“Insurance Policies” has the meaning set forth in Section 4.20.

Schedule A-11

“Intellectual Property” means any and all intellectual property and all worldwide rights, title and interest in or relating to intellectual property, whether protected, created or arising under the laws of the United States or any other jurisdiction, including all rights, title and interest in and to any and all: (a) patents and patent applications, patentable inventions, invention disclosures and other patent rights, including provisional patent applications and similar filings and any and all substitutions, divisions, continuations, continuations-in-part, divisions, reissues, renewals, extensions, reexaminations, interferences, patents of addition, supplementary protection certificates, utility models, inventors’ certificates, and any foreign equivalents of the foregoing (including certificates of invention and any applications therefor), and counterparts thereof, (collectively, “Patents”); (b) trademarks, service marks, brand names, trade dress rights, slogans, logos, corporate and business names, social media identifiers and related accounts, and trade names, and other source identifiers, together with the goodwill associated with any of the foregoing, along with all applications, registrations, intent-to-use registrations or similar reservations of marks, renewals and extensions thereof (collectively, “Trademarks”); (c) registered and unregistered copyrights, applications for registration of copyright, design and database rights, works of authorship, literary works, design rights, and moral and similar authors’ rights (collectively, “Copyrights”); (d) Software and data, databases, compilations, and any other electronic data files, including any and all collections of data, whether machine readable or otherwise; (e) all internet domain names, social media usernames and accounts, and rights of publicity; (f) trade secrets, know-how, formulae, and confidential and proprietary information (collectively “Trade Secrets”); (g) mask works and all applications, registrations, and renewals in connection therewith; and (h) all legal rights arising from items (a) through (g), including the right to prosecute and perfect such interests and rights to sue, oppose, cancel, interfere, and enjoin based upon such interests.

“Intended Tax Treatment” has the meaning set forth in Section 2.13.

“Internal Controls” has the meaning set forth in Section 4.07(b).

“IT Systems” means technology, devices, computers, hardware, Software (including firmware and middleware), systems, sites, servers, networks, workstations, routers, hubs, circuits, switches, interfaces, websites, platforms, data communications lines, and all other information or operational technology, telecommunications, or data processing assets, facilities, systems services, or equipment, and all data stored therein or processed thereby, and all associated documentation.

“Knowledge” means the actual knowledge or awareness as to a specified fact or event, following reasonable inquiry of: (a) with respect to the Company, the individuals listed on Section A.1 of the Company Disclosure Letter; and (b) with respect to Parent, First Merger Sub or Second Merger Sub, the individuals listed on Section A.1 of the Parent Disclosure Letter.

“Leased Real Property” has the meaning set forth in Section 4.13(b).

“Legal Proceeding” means any action, suit, hearing, claim, charge, audit, lawsuit, litigation, investigation (formal or informal), inquiry, examination, notice of violation or citation received, arbitration or proceeding (in each case, whether civil, criminal or administrative or at law or in equity) by or before a Governmental Entity.

Schedule A-12

“Legal Requirements” means any federal, state, local, municipal, foreign or other law, statute, act, constitution, treaty, principle of common law, ordinance, code, rule, regulation, Order, assessment, writ or other legal requirement, administrative policy or guidance, or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity, including common law. All references to “Legal Requirements” will be deemed to include any amendments thereto, and any successor Legal Requirements, unless the context otherwise requires.

“Letter of Transmittal” has the meaning set forth in Section 2.07(c).

“Licensed Intellectual Property” means all Intellectual Property owned by a third Person licensed to any of the Group Companies.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien, license, option, right of first offer, right of first refusal, restriction or charge of any kind (including, any conditional sale or other title retention agreement or lease in the nature thereof, any agreement to give any security interest and any restriction relating to use, quiet enjoyment, voting, transfer, receipt of income or exercise of any other attribute of ownership).

“Losses” means any and all deficiencies, judgments, settlements, losses, damages, interest, fines, penalties, Taxes, costs and expenses (including reasonable legal, accounting and other costs and expenses of professionals incurred in connection with investigating, defending, settling or satisfying any and all demands, claims, actions, causes of action, suits, proceedings, assessments, judgments or appeals, and in seeking indemnification, compensation or reimbursement therefor).

“Merger Materials” means the Registration Statement and the Proxy Statement.

“Mergers” has the meaning set forth in the Recitals.

“Minimum Cash Amount” means $225,000,000.

“Mudrick” means Mudrick Capital Management L.P.

“Mudrick Indenture” has the meaning set forth in the Recitals.

“Mudrick Subscription Agreement” has the meaning set forth in the Recitals.

“New Getaround Bridge Notes” has the meaning set forth in the Mudrick Subscription Agreement.

“Non-Redeeming Parent Stockholder” means each Parent Stockholder that will be a holder of shares of Parent Class A Stock or Parent Class B Stock as of the Effective Time and who will not have elected to redeem his, her or its shares of Parent Class A Stock pursuant to the Parent Organizational Documents prior to the Closing.

“Non-Voting Common Stock” has the meaning set forth in Section 4.03(a).

Schedule A-13

“NYSE” has the meaning set forth in Section 5.12.

“OFAC” means the U.S. Treasury Department’s Office of Foreign Assets Control.

“Order” means any award, injunction, judgment, regulatory or supervisory mandate, order, writ, decree or ruling entered, issued, made, or rendered by any Governmental Entity that possesses competent jurisdiction.

“Orrick” has the meaning set forth in Section 11.15(b).

“Outside Date” has the meaning set forth in Section 9.01(b).

“Owned Intellectual Property” means any and all Intellectual Property which any of the Group Companies owns (or purports to own), in whole or in part, and includes the Company Software.

“Parent” has the meaning set forth in the Preamble.

“Parent A&R Bylaws” has the meaning set forth in the Recitals.

“Parent A&R Charter” has the meaning set forth in the Recitals.

“Parent Acquisition Transaction” means any “initial business combination” as defined under the final prospectus of Parent, dated as of March 4, 2021, and filed with the SEC (File No. 333-253188) on March 9, 2021 (other than with the Company and its Affiliates).

“Parent Available Cash” means an amount, without duplication, equal to the sum of: (a) the aggregate gross proceeds received by the Company in connection with (i) the Convertible Notes, (ii) any issuance of New Getaround Bridge Notes (including gross proceeds from the issuance of any securities of the Company convertible into or exchangeable for New Getaround Bridge Notes) and (iii) any Additional Company Investment, plus (b) cash held by Parent in or outside of the Trust Account (after giving effect to the Parent Stockholder Redemptions); plus (c) the aggregate gross proceeds received by Parent from any PIPE Investments, which sum shall be calculated before giving effect to any original issue discount or the payment of any Company Transaction Costs and Parent Transaction Costs.

“Parent Board” has the meaning set forth in the Recitals.

“Parent Business Combination” means any inquiry, proposal or offer contemplating or otherwise relating to any Parent Acquisition Transaction.

“Parent Class A Stock” has the meaning set forth in Section 5.03(a).

“Parent Class B Stock” has the meaning set forth in Section 5.03(a).

“Parent Disclosure Letter” has the meaning set forth in Article V.

Schedule A-14

“Parent Group” has the meaning set forth in Section 11.15(a).

“Parent Material Adverse Effect” means any effect, change, event, fact, condition or occurrence, that, individually or when aggregated with other effects, changes, events, facts, conditions or occurrences is reasonably likely to prevent or materially delay the ability of Parent, First Merger Sub or Second Merger Sub to consummate the Transactions.

“Parent Material Contracts” has the meaning set forth in Section 5.11.

“Parent Operating Window” means the period beginning on the date hereof and ending six months after termination this Agreement.

“Parent Option” has the meaning set forth in Section 2.10(b).

“Parent Organizational Documents” means the Amended and Restated Certificate of Incorporation of Parent, dated as of March 4, 2021 (the “Parent Charter”) and the Bylaws of Parent (the “Parent Bylaws”) any other similar organization documents of Parent, as each may be amended, modified or supplemented.

“Parent Preferred Stock” has the meaning set forth in Section 5.03(a).

“Parent Privileged Communications” has the meaning set forth in Section 11.15(a).

“Parent Recommendation” has the meaning set forth in the Recitals.

“Parent Released Parties” has the meaning set forth in Section 7.19(b).

“Parent RSU” has the meaning set forth in Section 2.10(c).

“Parent SEC Reports” has the meaning set forth in Section 5.07(a).

“Parent Shares” has the meaning set forth in Section 5.03(a).

“Parent Stockholder Matters” has the meaning set forth in Section 7.01(a)(i).

“Parent Stockholder Redemption” has the meaning set forth in Section 7.01(a)(i).

“Parent Transaction Costs” has the meaning set forth in Section 2.08(b).

“Parent Units” means equity securities of Parent each consisting of one share of Parent Class A Stock and one-fifth of one Public Warrant.

“Parent Warrant” has the meaning set forth in Section 5.03(a).

“Parties” has the meaning set forth in the Preamble.

“Patents” has the meaning set forth in the definition of “Intellectual Property”.

Schedule A-15

“Payment Spreadsheet” has the meaning set forth in Section 2.06(a).

“PCAOB” means the Public Company Accounting Oversight Board and any division or subdivision thereof.

“PCAOB Audited Financials” has the meaning set forth in Section 7.01(d).

“Permitted Lien” means: (a) Liens for Taxes not yet due and payable or for Taxes that are being contested in good faith by appropriate proceedings and, in each case, that are sufficiently reserved for on the Audited Financial Statements in accordance with GAAP; (b) statutory and contractual Liens of landlords with respect to real property that do not, individually or in the aggregate, materially detract from the value of, or materially interfere with the present use of the affected real property; (c) Liens of carriers, warehousemen, mechanics, materialmen and repairmen incurred in the ordinary course and: (i) that are not yet delinquent; or (ii) that are being contested in good faith through appropriate proceedings and in each case that are sufficiently reserved for on the Audited Financial Statements in accordance with GAAP; (d) in the case of real property, zoning, building code, or other planning restrictions, variances, covenants, rights of way, encumbrances, easements and other irregularities in title, none of which, individually or in the aggregate, materially detract from the value of, or interfere in any material respect with the present use of or occupancy of the affected real property by any of the Group Companies; (e) Liens incurred in connection with capital lease obligations of any of the Group Companies; (f) in the case of Intellectual Property, non-exclusive license agreements granted by any of the Group Companies to customers or suppliers in the ordinary course of business; and (g) all exceptions, restrictions, easements, imperfections of title, charges, rights-of-way and other Liens of record and arising in the ordinary course and not incurred in connection with the borrowing of money that do not, individually or in the aggregate, materially detract from the value of, or materially interfere with the present use of, the assets of the Group Companies, taken as a whole.

“Person” means any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

“Personal Information” means, in addition to any definition for any similar term (e.g., “personally identifiable information” or “PII”) provided by Applicable Legal Requirements or by the Group Companies in any of its privacy policies, notices or Contracts, all information that identifies, could be reasonably used to identify an individual person or household or device. Personal Information may relate to any individual, including a current, prospective, or former customer, end user or employee of any Person, and includes information in any form or media, whether paper, electronic, or otherwise. For the avoidance of doubt, this includes “personal data” as defined in the GDPR and the UK GDPR.

“PIPE Investment” has the meaning set forth in the recitals.

“PIPE Investment Amount” has the meaning set forth in the recitals.

Schedule A-16

“PIPE Investors” has the meaning set forth in the recitals.

“PIPE Protection Shares” has the meaning set forth in Section 3.03(b).

“PIPE Subscription Agreements” has the meaning set forth in the Recitals.

“Premium Cap” has the meaning set forth in Section 7.13(b).

“Privacy/Data Security Requirements” has the meaning set forth in Section 4.18(a).

“Privacy Laws” means any and all Applicable Legal Requirements (including of any applicable foreign jurisdiction) relating to the privacy, receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (both technical and physical), disposal, destruction, disclosure or transfer (including cross-border) of Personal Information, including (but not limited to) the Federal Trade Commission Act; the California Consumer Privacy Act (CCPA); Regulation (EU) 2016/679 (“GDPR”); Regulation (EU) 2016/679, as it forms part of the law of England and Wales, Scotland and Northern Ireland by virtue of the Data Protection Act 2018 (UK) as amended by the Data Protection, Privacy and Electronic Communications (Amendments etc.) (EU Exit) Regulations 2019 (the “UK GDPR”) and the Data Protection Act 2018 (UK); and any and all Applicable Legal Requirements relating to breach notification in connection with Personal Information, each as amended, consolidated or replaced from time to time.

“Private Placement Warrants” has the meaning set forth in Section 5.03(a).

“Protection Period” means the period expiring on the date that is eighteen (18) months following the Closing Date, or as may be otherwise defined in the PIPE Subscription Agreements.

“Proxy Statement” has the meaning set forth in Section 7.01(a)(i).

“Public Warrants” has the meaning set forth in Section 5.03(a).

“Registration Rights and Lock-Up Agreement” has the meaning set forth in the Recitals.

“Registration Statement” has the meaning set forth in Section 7.01(a)(i).

“Regulatory Filings” has the meaning set forth in Section 7.02.

“Related Parties” means, with respect to a Person, such Person’s former, current and future direct or indirect equityholders, controlling Persons, shareholders, optionholders, members, general or limited partners, Affiliates, Representatives, and each of their respective successors and assigns.

“Remedies Exception” has the meaning set forth in Section 4.04(a).

“Representatives” means, with respect to a Person, all of the officers, directors, employees, consultants, legal representatives, agents, advisors, auditors, investment bankers, Affiliates and other representatives of such Person.

Schedule A-17

“Rollover Spreadsheet” means a spreadsheet that will be delivered by the Company to Parent pursuant to Section 2.06(a), which will set forth the Company’s good faith calculations of the following: (a) for each holder of Company Options that is not a Company In-the-Money Vested Option, the number of shares of Parent Class A Stock subject to the Company Options held by such holder (including the exercisable portion as of immediately following the Effective Time) after conversion of such Company Options in accordance with Section 2.10(b) and the applicable exercise prices; and (b) for each holder of Company RSUs that is unvested and outstanding immediately prior to the Effective Time, the number of shares of Parent Class A Stock subject to the Company RSUs held by such holder after conversion of such Company RSUs in accordance with Section 2.10(c).

“SEC” means the United States Securities and Exchange Commission.

“SEC Guidance” has the meaning set forth in Section 5.07(d).

“Second Certificate of Merger” has the meaning set forth in Section 1.03(c).

“Second Effective Time” has the meaning set forth in Section 2.01.

“Second Level Earnout Shares” has the meaning set forth in Section 3.01(a)(ii).

“Second Level Earnout Target” has the meaning set forth in Section 3.01(a)(ii).

“Second Level Incentive Earnout Shares” has the meaning set forth in Section 3.01(a)(ii).

“Second Merger” has the meaning set forth in the Recitals.

“Second Merger Sub” has the meaning set forth in the Preamble.

“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Security Incident” means any actual or suspected unauthorized or unlawful acquisition, use, modification, loss, destruction, disclosure, sale or rental of, or access to any Personal Information or Company IT Systems. For the avoidance of doubt, this includes any “personal data breach” as defined in the GDPR and the UK GDPR.

“Series B Preferred Stock” has the meaning set forth in Section 4.03(a).

“Series D Preferred Stock” has the meaning set forth in Section 4.03(a).

“Series D-3 Preferred Stock” has the meaning set forth in Section 4.03(a).

“Series E Preferred Stock” has the meaning set forth in Section 4.03(a).

“Series E-2 Preferred Stock” has the meaning set forth in Section 4.03(a).

Schedule A-18

“Series E-3 Preferred Stock” has the meaning set forth in Section 4.03(a).

“Seventh Level Earnout Shares” has the meaning set forth in Section 3.01(a)(vii).

“Seventh Level Earnout Target” has the meaning set forth in Section 3.01(a)(vii).

“Seventh Level Incentive Earnout Shares” has the meaning set forth in Section 3.01(a)(vii).

“Sixth Level Earnout Shares” has the meaning set forth in Section 3.01(a)(vi).

“Sixth Level Earnout Target” has the meaning set forth in Section 3.01(a)(vi).

“Sixth Level Incentive Earnout Shares” has the meaning set forth in Section 3.01(a)(vi).

“Software” means any and all (a) computer software, firmware and computer programs and applications, including code, middleware, utilities, computer programs, application programming interfaces, algorithms, heuristics, plugins, libraries, subroutines, tools, drivers, microcode, scripts, batch files, instruction sets and macros, models, and methodologies, in each case of the foregoing whether in source code, executable or object code form; (b) descriptions, flow-charts, technical and functional specifications, and (c) all documentation, including user manuals, web materials and architectural and design specifications and training materials, relating to any of the foregoing.

“Special Meeting” has the meaning set forth in Section 7.01(b).

“Specified Business Conduct Laws” means: (a) the U.S. Foreign Corrupt Practices Act of 1977, the UK Bribery Act 2010, and any other Applicable Legal Requirements relating to bribery or corruption; (b) all Legal Requirements imposing trade sanctions on any Person, including, all Legal Requirements administered by OFAC, all sanctions laws or trade embargos imposed, enforced, or administered by OFAC, the U.S. Department of State, the United Nations Security Council, Her Majesty’s Treasury of the United Kingdom, the European Union, any European Union member state, or any other relevant sanctions authority; and (c) all Legal Requirements relating to the import, export, re-export, transfer of products, Software, information, data, goods, services, and technology, including those Legal Requirements under the authority of the U.S. Departments of Commerce, Homeland Security, State, and Treasury; the Export Administration Regulations; the International Traffic in Arms Regulations; the Arms Export Control Act; the anti-boycott regulations administered by the U.S. Department of Commerce and the U.S. Department of the Treasury; and all comparable Legal Requirements in each of the jurisdictions outside the US in which the Group Companies do or in the past have done business directly or indirectly.

“Sponsor” means InterPrivate Acquisition Management II LLC, a Delaware limited liability company.

“Sponsor Support Agreement” has the meaning set forth in the Recitals.

“Stockholder Consent” has the meaning set forth in the Recitals.

Schedule A-19

“Subsequent Unaudited Company Financial Statements” has the meaning set forth in Section 7.01(e).

“Subsidiary” means, with respect to any Person, any partnership, limited liability company, corporation or other business entity of which: (a) if a corporation, a majority of the total voting power of shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof; (b) if a partnership, limited liability company or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof; (c) in any case, such Person controls the management thereof; or (d) such business entity is a variable interest entity of that Person.

“Surrender Documentation” has the meaning set forth in Section 2.07(c).

“Surviving Corporation” has the meaning set forth in the Recitals.

“Surviving Entity” has the meaning set forth in the Recitals.

“Tax” or “Taxes” means: (a) any and all federal, state, local and foreign taxes, including, without limitation, gross receipts, income, profits, license, sales, use, estimated, occupation, value added, ad valorem, transfer, franchise, capital stock, premium, withholding, payroll, severance, social security (or similar), disability, recapture, net worth, employment, unemployment, escheat and unclaimed property obligations, excise, property taxes, assessments, stamp, environmental, registration, governmental charges, duties, levies and other similar charges, in each case in the nature of a tax and imposed by a Governmental Entity (whether disputed or not, whether payable directly or by withholding and whether or not requiring the filing of a Tax Return), together with all interest, penalties and additions imposed by a Governmental Entity with respect to any such amounts; and (b) any liability in respect of any items described in clause (a) payable by reason of (i) an obligation under a Contract, (ii) transferee or successor liability, (iii) operation of Treasury Regulation Section 1.1502-6(a) (or any predecessor or successor thereof of any analogous or similar provision under Applicable Legal Requirement) or any other Applicable Legal Requirement or (iv) otherwise.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes that is filed or required to be filed with a Governmental Entity, including any schedule or attachment thereto and any amendment thereof.

“Third Level Earnout Shares” has the meaning set forth in Section 3.01(a)(iii).

“Third Level Earnout Target” has the meaning set forth in Section 3.01(a)(iii).

“Third Level Incentive Earnout Shares” has the meaning set forth in Section 3.01(a)(iii).

“Top Vendors” has the meaning set forth in Section 4.25(a).

Schedule A-20

“Trade Secrets” has the meaning set forth in the definition of “Intellectual Property”.

“Trademarks” has the meaning set forth in the definition of “Intellectual Property”.

“Trading Day” means any day on which the NYSE is open for trading.

“Transaction Agreements” means this Agreement, the Registration Rights and Lock-Up Agreement, the PIPE Subscription Agreements, the Mudrick Subscription Agreement, the Confidentiality Agreement, the Parent A&R Charter, the Parent A&R Bylaws, the Company Holders Support Agreements, the Sponsor Support Agreement and all the agreements documents, instruments and certificates entered into in connection herewith or therewith and any and all exhibits and schedules thereto.

“Transactions” means the transactions contemplated pursuant to this Agreement or any other Transaction Agreements, including the Mergers and the Company Preferred Stock Conversion.

“Treasury Regulations” means the regulations promulgated by the U.S. Department of the Treasury pursuant to and in respect of provisions of the Code.

“Trust Account” has the meaning set forth in Section 5.14(a).

“Trust Agreement” has the meaning set forth in Section 5.14(a).

“Trust Distributions” has the meaning set forth in Section 7.07.

“Trust Termination Letter” has the meaning set forth in Section 7.05(a).

“VWAP” means, for shares of Parent Class A Stock as of any Trading Day, the dollar volume-weighted average price for such shares traded on NYSE during the period beginning at 9:30:01 a.m., New York time, on such trading day and ending at 4:00:00 p.m., New York time, on such Trading Day, as reported by Bloomberg through its “HP” function (set to weighted average).

“Waived 280G Benefits” has the meaning set forth in Section 7.14.

“Waiving Parties” has the meaning set forth in Section 11.15(a).

“WARN” has the meaning set forth in Section 4.12(d).

“W&C” has the meaning set forth in Section 11.15(a).

Schedule A-21

EXHIBIT A

Form of Stockholder Consent

EXHIBIT B

Form of Parent Amended and Restated Charter

EXHIBIT C

Form of Parent Amended and Restated Bylaws

EXHIBIT D

Form of Registration Rights and Lock-Up Agreement

[Intentionally Omitted]

EXHIBIT E

Form of Mudrick Subscription Agreement (including the form of Mudrick Indenture)

[Intentionally Omitted]

ACTION BY WRITTEN CONSENT

OF THE STOCKHOLDERS OF

GETAROUND, INC.

THIS ACTION BY WRITTEN CONSENT OF THE STOCKHOLDERS (this “Written Consent”) of Getaround, Inc., a Delaware corporation (the “Company”), is entered into by the undersigned stockholders of the Company (individually, a “Company Holder” and collectively, the “Company Holders”) constituting the holders of (i) at least 50% of the issued and outstanding shares of the common stock of the Company, par value $0.00001 per share (the “Company Common Stock”), and the preferred stock of the Company, par value $0.00001 per share (the “Company Preferred Stock” and, collectively with the Company Common Stock, the “Company Capital Stock”) voting together as a single class on an as converted to Company Common Stock basis with holders of Company Preferred Stock entitled to the number of votes per shares as specified in the Eleventh Amended and Restated Certificate of Incorporation of the Company (as amended to date, the “Charter”); (ii) at least 60% of the issued and outstanding shares of Company Preferred Stock, voting together as a single class on an as converted to Company Common Stock basis; (iii) a majority of the issued and outstanding shares of Series D Preferred Stock, Series D-2 Preferred Stock, and Series D-3 Preferred Stock, voting together as a single class on an as converted to Company Common Stock basis; (iv) a majority of the issued and outstanding shares of Series E Preferred Stock and Series E-2 Preferred Stock, voting together as a single class on an as converted to Company Common Stock basis; and (v) a majority of the issued and outstanding shares of Series D Preferred Stock and Series D-3 Preferred Stock, voting together as a single class on an as converted to Company Common Stock basis. Pursuant to Section 228 and 251 of the Delaware General Corporation Law (the “DGCL”), the Bylaws of the Company (as amended to date, the “Bylaws”), and the Charter, the Company Holders (who hold, in the aggregate, not less than the minimum number of votes that would be necessary to authorize or take action at a meeting at which all shares entitled to vote on such action were present and voted, waive notice, and consent under DGCL, the Bylaws and the Charter), do hereby irrevocably consent to the adoption of the following resolutions and agree that such resolutions will have the same effect as if duly adopted at a meeting of the Company Stockholders duly called and held for such purpose. This Written Consent will be filed in the minute book of the Company, and capitalized terms used but not defined herein shall have the respective meaning ascribed to such terms in the Merger Agreement (as defined below).

1.	Merger Agreement and Transactions

WHEREAS: The Company has entered into that certain Agreement and Plan of Merger, dated as of May 11, 2022 (the “Merger Agreement”), by and among the Company, InterPrivate II Acquisition Corp., a Delaware corporation (“Parent”), TMPST Merger Sub I, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Parent (“First Merger Sub”) and TMPST Merger Sub II, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of Parent (“Second Merger Sub”, and together with First Merger Sub, “Merger Subs”), in the form attached hereto as Exhibit A, pursuant to which, among other things: (a) First Merger Sub will merge with and into the Company (the “First Merger”), with the Company being the surviving corporation of the First Merger (the Company in its capacity as the surviving corporation, the “Surviving Corporation”); and (b) immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Corporation will merge with and into Second Merger Sub (the “Second Merger” and, together with the First Merger, the “Mergers”), with Second Merger Sub being the surviving company of the Second Merger.

WHEREAS: The board of directors of the Company (the “Board”) has (i) determined that it is in the best interests of the Company and its Company Stockholders, and declared it advisable, to enter into the Merger Agreement and the Transaction Agreements and to consummate the transactions contemplated thereby, including the Mergers, (ii) approved the Merger Agreement and the Transaction Agreements and the execution, delivery and performance thereof and the consummation of the transactions contemplated thereby, including the Mergers, upon the terms and subject to the conditions set forth in the Merger Agreement, and (iii) resolved to recommend the adoption of the Merger Agreement and the Transaction Agreements and the approval of the transactions contemplated thereby, including the Mergers, by the Company Stockholders, upon the terms and subject to the conditions set forth therein.

WHEREAS: As a condition to their willingness to consummate the Mergers and the other transactions contemplated by the Merger Agreement, in accordance with Section 7.01(c) of the Merger Agreement, Parent and Merger Subs have required that certain Company Stockholders enter into and deliver this Written Consent.

WHEREAS: Upon the effectiveness of the Merger Agreement, each Company Holder will be entitled to receive such consideration in respect of shares of Company Capital Stock held by such Company Holder as set forth in the Merger Agreement, if any.

WHEREAS: In order to induce Parent and Merger Subs to consummate the Mergers and the other transactions contemplated by the Merger Agreement and Transaction Agreements, each Company Holder is willing to enter into and deliver this Written Consent intending to be legally bound by the terms hereof.

WHEREAS: The Merger Agreement contemplates that the Company and/or certain Company Stockholders will enter into certain Transaction Agreements in connection with the transactions contemplated by the Merger Agreement including, without limitation, the Company Holders Support Agreements.

WHEREAS: Pursuant to Section 144(a) of the DGCL, no contract or transaction between the Company and any other corporation, partnership, association or other organization in which one or more of the officers or directors of the Company is an officer or director of, or has a financial interest in (any such party is referred to herein individually as an “Interested Party” and any such Contract or transaction is referred to herein as an “Interested Party Transaction”), shall be void or voidable solely for that reason, or solely because the director or officer is present at or participates in the meeting of the Board which authorized the Interested Party Transaction or solely because the vote of any such director is counted for such purpose, if, among other things, the material facts as to the relationship or interest and as to the Contract or transaction are disclosed or are known to the Company Stockholders entitled to vote thereon, and the Contract or transaction is specifically approved in good faith by vote of the Company Stockholders.

WHEREAS: The Company Holders are aware of all material facts regarding the interests that the officers and directors of the Company may have in connection with the Merger Agreement, Transaction Agreements and the transactions contemplated thereby, including the Mergers, and has had an adequate opportunity to ask questions regarding the interests of the Interested Parties, including the following:

i.

Felipe Fernandez, a member of the Board, is affiliated with PF GA Investment 2, Inc., PF GA Investment, Inc., PV GA Investment 3, Inc. and Blue Pacific Ventures Inc., each of which are Company Stockholders and will receive shares of Parent Class A Stock in such capacities as a result of the Mergers pursuant to and in accordance with the terms of the Merger Agreement;

ii.

Henry McGovern, a member of the Board, is affiliated with Elpis Capital GmbH, a Company Stockholder which will receive shares of Parent Class A Stock in such capacity as a result of the Mergers pursuant to and in accordance with the terms of the Merger Agreement;

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iii.

David Boriss, a member of the Board, is affiliated with SoftBank Vision Fund (AIV M2) L.P. and SVF Fetch (Cayman) Limited, a Cayman Islands limited company, each of which are Company Stockholders and will receive shares of Parent Class A Stock in such capacities as a result of the Mergers pursuant to and in accordance with the terms of the Merger Agreement;

iv.

Karim Bousta, a member of the Board, is an option holder of the Company and is affiliated with SoftBank Vision Fund (AIV M2) L.P. and SVF Fetch (Cayman) Limited, a Cayman Islands limited company, each of which are Company Stockholders, and he and they will each receive shares of Parent Class A Stock in such capacities as a result of the Mergers pursuant to and in accordance with the terms of the Merger Agreement;

v.

Neil Suslak, a member of the Board, is affiliated with Braemar Energy Ventures III, L.P. and Braemar/Getaround Investments, LLC, each of which are Company Stockholders and will receive shares of Parent Class A Stock in such capacities as a result of the Mergers pursuant to and in accordance with the terms of the Merger Agreement;

vi.

Sam Zaid, a member of the Board and an officer of the Company, is a Company Stockholder and option holder of the Company and is affiliated with Zaid Holdings LLC, Mohamed Zaid and Tariq Zaid, each of which are Company Stockholders, and he and they will each receive shares of Parent Class A Stock in such capacities as a result of the Mergers pursuant to and in accordance with the terms of the Merger Agreement;

vii.

Elliot Kroo, an officer of the Company, is a Company Stockholder and option holder of the Company and is affiliated with Ilan Kroo, a Company Stockholder, and they will each receive shares of Parent Class A Stock in such capacities as a result of the Mergers pursuant to and in accordance with the terms of the Merger Agreement;

viii.

Laura Onopchenko, an officer of the Company, is an option holder of the Company and will receive shares of Parent Class A Stock in such capacities as a result of the Mergers pursuant to and in accordance with the terms of the Merger Agreement;

ix.

Simon Baldeyrou, an officer of the Company, is an option holder of the Company and will receive shares of Parent Class A Stock in such capacities as a result of the Mergers pursuant to and in accordance with the terms of the Merger Agreement;

x.

Spencer Jackson, an officer of the Company, is an option holder of the Company and is affiliated with Millennium Trust Company, LLC, Custodian FBO Account Owner Spencer D Jackson Roth/IRA, Account Number 9290, a Company Stockholder, and he and it will each receive shares of Parent Class A Stock in such capacities as a result of the Mergers pursuant to and in accordance with the terms of the Merger Agreement;

xi.

Thomas Alderman, an officer of the Company, is an option holder of the Company and is affiliated with William Alderman, a Company Stockholder, and they will each receive shares of Parent Class A Stock in such capacities as a result of the Mergers pursuant to and in accordance with the terms of the Merger Agreement; and

xii.

Jeff Russakow, a member of the Board and an officer of the Company, is an option holder of the Company and will receive shares of Parent Class A Stock in such capacities as a result of the Mergers pursuant to and in accordance with the terms of the Merger Agreement;

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and, as a result of such interests, the Merger Agreement, Transaction Agreements and the transactions contemplated thereby, including the Mergers, may be deemed Interested Party Transactions, and each of the foregoing directors and officers may be deemed as Interested Parties with respect to the Merger Agreement, Transaction Agreements and the transactions contemplated thereby, including the Mergers.

WHEREAS: The Company Holders have been provided with an overview of the terms of the Mergers, including the Aggregate Merger Consideration (as the case may be) to be received by the Company Stockholders in connection with the Mergers.

WHEREAS: The Company is requesting the Company Holders to approve (i) the form of Amended and Restated Certificate of Incorporation of Parent, to be dated as of the Effective Time of the First Merger, in substantially the form attached hereto as Exhibit B (the “Parent Charter”), (ii) the form of Amended and Restated Bylaws of Parent, to be adopted as of the Effective Time, in substantially the form attached hereto as Exhibit C (the “Parent Bylaws”) and (iii) the form of Registration Rights and Lock-Up Agreement, to be entered into by Parent, InterPrivate Acquisition Management II LLC, a Delaware limited liability company, certain Company Stockholders and certain other persons in substantially the form attached hereto as Exhibit D (the “Registration Rights Agreement”), each of which is being separately presented in accordance with Rule 14a-4(a)(3) of the Securities Exchange Act of 1934.

RESOLVED: That the Mergers, the Merger Agreement, the other Transaction Agreements and the transactions contemplated thereby, the Parent Charter, the Parent Bylaws and the Registration Rights Agreement are adopted, approved, and ratified in all respects, including with respect to Section 144 of the DGCL, in each case subject to such changes and modifications as the proper officers of the Company may consider necessary or appropriate, and the Company Holders hereby vote all of the shares of Company Stock held by such Company Stockholders in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby, including the Mergers, the Parent Charter, the Parent Bylaws and the Registration Rights Agreement.

RESOLVED FURTHER: That each of the Company Holders has had the opportunity to ask representatives of the Company questions with regard to all the resolutions, agreements, consents, and other provisions in this Written Consent, that all such questions have been answered fully and to the satisfaction of such Company Holder, and that such Company Holder has had a reasonable time and opportunity to consult with such Company Holder’s financial, legal, tax, and other advisors, if desired, before signing this Written Consent.

RESOLVED FURTHER: That each of the Company Holders has received and reviewed and understands the terms of the Merger Agreement, the other Transaction Agreements to which such Company Stockholder is a party, and all schedules and exhibits to the Merger Agreement and such other Transaction Agreements.

RESOLVED FURTHER: That each of the Company Holders hereby waives any and all rights of notice, consent and first negotiation, as applicable, set forth in the Charter or Bylaws of the Company solely with respect to the entry by the Company into the Merger Agreement and the consummation of the transactions contemplated thereby, including the Mergers.

2.	Waiver of Appraisal Rights

WHEREAS: Any Company Stockholder who neither votes in favor of nor consents to the Mergers may, under certain circumstances by following procedures under Section 262 of the DGCL, a copy of which is attached as Exhibit E-1, and if applicable, Chapter 13 of California Corporations Code (“CCC”), a copy of which is attached as Exhibit E-2, exercise appraisal rights to receive cash in an amount equal to the “fair value” of such stockholder’s shares of Company Stock to which such Company Stockholder has exercised such appraisal or dissenters’ rights.

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RESOLVED: That each Company Holder, only with respect to such Company Holder, (i) acknowledges and agrees that such Company Holder (a) received and read copies of Section 262 of the DGCL and Chapter 13 of the CCC and (b) is aware of such Company Holder’s ability to seek appraisal and dissenters’ rights and request an appraisal of the fair market value of shares of the Company Capital Stock held by such Company Holder under Section 262 of the DGCL and if applicable, Chapter 13 of the CCC, (ii) that by signing this Written Consent, such Company Holder adopts the Merger Agreement and the other Transaction Agreements and approves the Mergers, and as a result, (iii) irrevocably and unconditionally waives any appraisal or dissenters’ rights for such shares under the DGCL, the CCC, if applicable, and/or other applicable laws with respect to the Merger Agreement, the Transaction Agreements and the actions contemplated thereby.

3.	Conversion of Certain Company Capital Stock

WHEREAS: In connection with the Mergers and pursuant to the Merger Agreement, immediately prior to and contingent on the Effective Time, (i) each share of Company Preferred Stock that is issued and outstanding as of such time will automatically be converted into one share of Company Common Stock, (ii) each share of Non-Voting Common Stock that is issued and outstanding as of such time will automatically convert into one share of Company Common Stock, and (iii) each share of Class B Non-Voting Common Stock that is issued and outstanding as of such time will automatically convert into one share of Company Common Stock (the “Stock Conversion”), and all shares of Company Preferred Stock, Non-Voting Common Stock, and Class B Non-Voting Common Stock will thereafter no longer be outstanding and cease to have any rights with respect to such shares.

RESOLVED: That each of the Company Holders, to the extent applicable, irrevocably waives such Company Holder’s right to convert such Company Holder’s shares of Company Preferred Stock to Company Common Stock or Non-Voting Common Stock pursuant to Article IV, Sections 4(a) and 4(b) of the Charter, and hereby votes all of the shares of Company Preferred Stock held by such Company Stockholder in favor of the Stock Conversion.

RESOLVED FURTHER: That effective immediately prior to and contingent upon the Effective Time, each share of Company Preferred Stock, Non-Voting Common Stock, and Class B Non-Voting Common Stock that is issued and outstanding immediately prior to the Effective Time shall be converted into a number of shares of Company Common Stock in accordance with the Merger Agreement.

4.	Certain Stockholder Agreements

WHEREAS: The Company is party to that certain (a) Amended and Restated Voting Agreement, dated as of September 29, 2020, by and among the Company and other parties thereto, (b) Amended and Restated Investors’ Rights Agreement, dated as of September 29, 2020, by and among the Company and the other parties thereto and (c) the Amended and Restated Right of First Refusal and Co-Sale Agreement, dated as of September 29, 2020, by and among the Company and the parties thereto (collectively, the “Stockholder Agreements”).

RESOLVED: That each of the Company Holders irrevocably waives delivery of any notices with respect to the transactions contemplated by the Merger Agreement to which such Company Holder may be entitled under the DGCL, the CCC, the Company’s Charter or Bylaws, any Stockholder Agreement, or otherwise.

5

RESOLVED FURTHER: That effective immediately prior to and contingent upon the Effective Time, the Stockholder Agreements, and all rights and obligations contained in such agreements, are hereby terminated in all respects without any liability for any party hereto, the survival (notwithstanding anything to the contrary therein) of any provisions therein (other than any lockup or “market stand-off” provisions) is hereby waived in all respects, and such agreements hereby will cease to have force and effect at such time.

5.	General.

RESOLVED: That, notwithstanding the foregoing resolutions, the Board may, at any time prior to the filing of a Certificate of Merger with the Secretary of State of the State of Delaware in connection with the Mergers, abandon the Mergers and the other Transactions or the filing of the Certificate of Merger with the Secretary of State without further action by the Company Stockholders.

RESOLVED FURTHER: That the officers of the Company be, and each of them acting is, authorized and empowered to take any and all such further action, to execute and deliver any and all such additional agreements, instruments, documents, filings, and certificates, and to pay such expenses, in the name and on behalf of the Company or such officer, as any such officer may deem necessary or advisable to effectuate the purposes and intent of the foregoing resolutions, the taking of such actions, the execution and delivery of such agreements, instruments, documents, filings, and certificates, and the payment of such expenses by any such officer, to be conclusive evidence of such officer’s authorization under the foregoing resolutions and approval thereof.

RESOLVED FURTHER: That any and all actions taken by the directors or officers of the Company to carry out the purposes and intent of the foregoing resolutions prior to their adoption are approved, ratified, and confirmed in all respects.

[Signature pages follow]

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In accordance with the Company’s Bylaws, this Written Consent may be executed in writing, or consented to by electronic transmission, in any number of counterparts, each of which, when so executed, shall be deemed an original and all of which taken together shall constitute one and the same action.

The undersigned direct that this Written Consent will be effective as of the first date on which it has been executed by the requisite number of Company Stockholders and delivered to the Company in accordance with Sections 228 and 251 of the DGCL.

Date:	STOCKHOLDER
[•]

(Signature)
Name:
Title:

Company Capital Stock Held
Common Stock: _____________________
Non-Voting Common Stock: ___________
Class B Non-Voting Common Stock: ____
Series A Preferred Stock: ______________
Series B Preferred Stock: ______________
Series C-1 Preferred Stock: _____________
Series C-2 Preferred Stock: _____________
Series C Preferred Stock: _______________
Series D-1 Preferred Stock: _____________
Series D-2 Preferred Stock: _____________
Series D-3 Preferred Stock: _____________
Series D-4 Preferred Stock: _____________
Series D Preferred Stock: _______________
Series E-1 Preferred Stock: _____________
Series E-2 Preferred Stock: _____________
Series E-3 Preferred Stock: _____________
Series E Preferred Stock: _______________

[Signature Page to Stockholder Written Consent]

Exhibit A

Merger Agreement

[see attached]

Exhibit B

Parent Charter

[See attached]

9

Exhibit C

Parent Bylaws

[See attached]

10

Exhibit D

Registration Rights and Lock-Up Agreement

[See attached]

11

Exhibit E-1

Section 262 of the Delaware General Corporation Law

§ 262. Appraisal rights [For application of this section, see § 17; 82 Del. Laws, c. 45, § 23; and 82 Del. Laws, c. 256, § 24].

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to §  228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§  251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

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d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d),(e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with §  255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of §  114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing

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from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses

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of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock.

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The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

8 Del. C. 1953, §   262; 56 Del. Laws, c. 50; 56 Del. Laws, c. 186, § 24; 57 Del. Laws, c. 148, §§   27-29; 59 Del. Laws, c. 106, § 12; 60 Del. Laws, c. 371, §§ 3-12; 63 Del. Laws, c. 25, § 14; 63 Del. Laws, c. 152, §§ 1, 2; 64 Del. Laws, c. 112, §§ 46-54; 66 Del. Laws, c. 136, §§ 30-32; 66 Del. Laws, c. 352, § 9; 67 Del. Laws, c. 376, §§   19, 20; 68 Del. Laws, c. 337, §§ 3, 4; 69 Del. Laws, c. 61, § 10; 69 Del. Laws, c. 262, §§ 1-9; 70 Del. Laws, c. 79, § 16; 70 Del. Laws, c. 186, § 1; 70 Del. Laws, c. 299, §§ 2, 3; 70 Del. Laws, c. 349, § 22; 71 Del. Laws, c. 120, § 15; 71 Del. Laws, c. 339, §§ 49-52; 73 Del. Laws, c. 82, § 21; 76 Del. Laws, c. 145, §§ 11-16; 77 Del. Laws, c. 14, §§ 12, 13; 77 Del. Laws, c. 253, §§ 47-50; 77 Del. Laws, c. 290, §§ 16, 17; 79 Del. Laws, c. 72, §§ 10, 11; 79 Del. Laws, c. 122, §§ 6, 7; 80 Del. Laws, c. 265, §§ 8-11; 81 Del. Laws, c. 354, §§ 9, 10, 17; 82 Del. Laws, c. 45, § 15; 82 Del. Laws, c. 256, § 15;

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Exhibit E-2

Chapter 13 of the California Corporations Code

CHAPTER 13. Dissenters’ Rights [1300 - 1313]

1300.

(a) If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision (e) or (f) of Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-form merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day of, and immediately prior to, the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed reorganization or short-form merger, as adjusted for any stock split, reverse stock split, or share dividend that becomes effective thereafter.

(b) As used in this chapter, “dissenting shares” means shares to which all of the following apply:

(1) That were not, immediately prior to the reorganization or short-form merger, listed on any national securities exchange certified by the Commissioner of Business Oversight under subdivision (o) of Section 25100, and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Sections 1301, 1302, 1303, and 1304; provided, however, that this provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any shares where the holder of those shares is required, by the terms of the reorganization or short-form merger, to accept for the shares anything except: (A) shares of any other corporation, which shares, at the time the reorganization or short-form merger is effective, are listed on any national securities exchange certified by the Commissioner of Business Oversight under subdivision (o) of Section 25100; (B) cash in lieu of fractional shares described in the foregoing subparagraph (A); or (C) any combination of the shares and cash in lieu of fractional shares described in the foregoing subparagraphs (A) and (B).

(2) That were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in paragraph (1), were voted against the reorganization, or were held of record on the effective date of a short-form merger; provided, however, that subparagraph (A) rather than subparagraph (B) of this paragraph applies in any case where the approval required by Section 1201 is sought by written consent rather than at a meeting.

(3) That the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301.

(4) That the dissenting shareholder has submitted for endorsement, in accordance with Section 1302.

(c) As used in this chapter, “dissenting shareholder” means the recordholder of dissenting shares and includes a transferee of record.

(Amended by Stats. 2019, Ch. 143, Sec. 24. (SB 251) Effective January 1, 2020.)

1301.

(a) If, in the case of a reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, to require the corporation to purchase their shares for cash, that corporation shall mail to each of those shareholders a notice of the approval of the reorganization by its outstanding shares (Section 152) within 10 days after the date of that approval, accompanied by a copy of Sections 1300, 1302, 1303, and 1304 and this section, a statement of the price determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder’s right under those sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subdivision (b) of Section 1300, unless they lose their status as dissenting shares under Section 1309.

(b) Any shareholder who has a right to require the corporation to purchase the shareholder’s shares for cash under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires the corporation to purchase shares shall make written demand upon the corporation for the purchase of those shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares described in subdivision (b) of Section 1300, not later than the date of the shareholders’ meeting to vote upon the reorganization, or (2) in any other case, within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (h) of Section 1110 was mailed to the shareholder.

(c) The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what the shareholder claims to be the fair market value of those shares as determined pursuant to subdivision (a) of Section 1300. The statement of fair market value constitutes an offer by the shareholder to sell the shares at that price.

(Amended by Stats. 2012, Ch. 473, Sec. 2. (AB 1680) Effective January 1, 2013.)

1302.

Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (h) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder’s certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation, the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares.

(Amended by Stats. 2012, Ch. 473, Sec. 3. (AB 1680) Effective January 1, 2013.)

1303.

(a) If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation.

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(b) Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement.

(Amended by Stats. 1986, Ch. 766, Sec. 24.)

1304.

(a) If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after the date on which notice of the approval by the outstanding shares (Section 152) or notice pursuant to subdivision (h) of Section 1110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.

(b) Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.

(c) On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares.

(Amended by Stats. 2012, Ch. 473, Sec. 4. (AB 1680) Effective January 1, 2013.)

1305.

(a) If the court appoints an appraiser or appraisers, they shall proceed forthwith to determine the fair market value per share. Within the time fixed by the court, the appraisers, or a majority of them, shall make and file a report in the office of the clerk of the court. Thereupon, on the motion of any party, the report shall be submitted to the court and considered on such evidence as the court considers relevant. If the court finds the report reasonable, the court may confirm it.

(b) If a majority of the appraisers appointed fail to make and file a report within 10 days from the date of their appointment or within such further time as may be allowed by the court or the report is not confirmed by the court, the court shall determine the fair market value of the dissenting shares.

(c) Subject to the provisions of Section 1306, judgment shall be rendered against the corporation for payment of an amount equal to the fair market value of each dissenting share multiplied by the number of dissenting shares which any dissenting shareholder who is a party, or who has intervened, is entitled to require the corporation to purchase, with interest thereon at the legal rate from the date on which judgment was entered.

(d) Any such judgment shall be payable forthwith with respect to uncertificated securities and, with respect to certificated securities, only upon the endorsement and delivery to the corporation of the certificates for the shares described in the judgment. Any party may appeal from the judgment.

(e) The costs of the action, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable, but, if the appraisal exceeds the price offered by the corporation, the corporation shall pay the costs (including in the discretion of the court attorneys’ fees, fees of expert witnesses and interest at the legal rate on judgments from the date of compliance with Sections 1300, 1301 and 1302 if the value awarded by the court for the shares is more than 125 percent of the price offered by the corporation under subdivision (a) of Section 1301).

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(Amended by Stats. 1986, Ch. 766, Sec. 25.)

1306.

To the extent that the provisions of Chapter 5 prevent the payment to any holders of dissenting shares of their fair market value, they shall become creditors of the corporation for the amount thereof together with interest at the legal rate on judgments until the date of payment, but subordinate to all other creditors in any liquidation proceeding, such debt to be payable when permissible under the provisions of Chapter 5.

(Repealed and added by Stats. 1975, Ch. 682.)

1307.

Cash dividends declared and paid by the corporation upon the dissenting shares after the date of approval of the reorganization by the outstanding shares (Section 152) and prior to payment for the shares by the corporation shall be credited against the total amount to be paid by the corporation therefor.

(Repealed and added by Stats. 1975, Ch. 682.)

1308.

Except as expressly limited in this chapter, holders of dissenting shares continue to have all the rights and privileges incident to their shares, until the fair market value of their shares is agreed upon or determined. A dissenting shareholder may not withdraw a demand for payment unless the corporation consents thereto.

(Repealed and added by Stats. 1975, Ch. 682.)

1309.

Dissenting shares lose their status as dissenting shares and the holders thereof cease to be dissenting shareholders and cease to be entitled to require the corporation to purchase their shares upon the happening of any of the following:

(a) The corporation abandons the reorganization. Upon abandonment of the reorganization, the corporation shall pay on demand to any dissenting shareholder who has initiated proceedings in good faith under this chapter all necessary expenses incurred in such proceedings and reasonable attorneys’ fees.

(b) The shares are transferred prior to their submission for endorsement in accordance with Section 1302 or are surrendered for conversion into shares of another class in accordance with the articles.

(c) The dissenting shareholder and the corporation do not agree upon the status of the shares as dissenting shares or upon the purchase price of the shares, and neither files a complaint or intervenes in a pending action as provided in Section 1304, within six months after the date on which notice of the approval by the outstanding shares or notice pursuant to subdivision (h) of Section 1110 was mailed to the shareholder.

(d) The dissenting shareholder, with the consent of the corporation, withdraws the shareholder’s demand for purchase of the dissenting shares.

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(Amended by Stats. 2012, Ch. 473, Sec. 5. (AB 1680) Effective January 1, 2013.)

1310.

If litigation is instituted to test the sufficiency or regularity of the votes of the shareholders in authorizing a reorganization, any proceedings under Sections 1304 and 1305 shall be suspended until final determination of such litigation.

(Repealed and added by Stats. 1975, Ch. 682.)

1311.

This chapter, except Section 1312, does not apply to classes of shares whose terms and provisions specifically set forth the amount to be paid in respect to such shares in the event of a reorganization or merger.

(Amended by Stats. 1988, Ch. 919, Sec. 8.)

1312.

(a) No shareholder of a corporation who has a right under this chapter to demand payment of cash for the shares held by the shareholder shall have any right at law or in equity to attack the validity of the reorganization or short-form merger, or to have the reorganization or short-form merger set aside or rescinded, except in an action to test whether the number of shares required to authorize or approve the reorganization have been legally voted in favor thereof; but any holder of shares of a class whose terms and provisions specifically set forth the amount to be paid in respect to them in the event of a reorganization or short-form merger is entitled to payment in accordance with those terms and provisions or, if the principal terms of the reorganization are approved pursuant to subdivision (b) of Section 1202, is entitled to payment in accordance with the terms and provisions of the approved reorganization.

(b) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, subdivision (a) shall not apply to any shareholder of such party who has not demanded payment of cash for such shareholder’s shares pursuant to this chapter; but if the shareholder institutes any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, the shareholder shall not thereafter have any right to demand payment of cash for the shareholder’s shares pursuant to this chapter. The court in any action attacking the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded shall not restrain or enjoin the consummation of the transaction except upon 10 days’ prior notice to the corporation and upon a determination by the court that clearly no other remedy will adequately protect the complaining shareholder or the class of shareholders of which such shareholder is a member.

(c) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, in any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, (1) a party to a reorganization or short-form merger which controls another party to the reorganization or short-form merger shall have the burden of proving that the transaction is just and reasonable as to the shareholders of the controlled party, and (2) a person who controls two or more parties to a reorganization shall have the burden of proving that the transaction is just and reasonable as to the shareholders of any party so controlled.

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(Amended by Stats. 1988, Ch. 919, Sec. 9.)

1313.

A conversion pursuant to Chapter 11.5 (commencing with Section 1150) shall be deemed to constitute a reorganization for purposes of applying the provisions of this chapter, in accordance with and to the extent provided in Section 1159.

(Added by Stats. 2002, Ch. 480, Sec. 7. Effective January 1, 2003.)

22

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

INTERPRIVATE II ACQUISITION CORP.

Interprivate II Acquisition Corp., a corporation organized and existing under the laws of the State of Delaware, does hereby certify as follows:

A. The name of this corporation is Interprivate II Acquisition Corp. Its original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on September 10, 2020. This corporation filed an amended and restated certificate of incorporation with the Secretary of State of the State of Delaware on March 4, 2021 (the “First Amended and Restated Certificate”).

B. This Amended and Restated Certificate of Incorporation (this “Amended and Restated Certificate”) was duly adopted by the Board of Directors of this corporation and by the stockholders in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware.

C. This Amended and Restated Certificate restates, integrates and amends the provisions of the First Amended and Restated Certificate. Certain capitalized terms used in this Amended and Restated Certificate are defined where appropriate herein.

D. The text of the First Amended and Restated Certificate of Incorporation of this corporation is hereby amended and restated in its entirety to read as follows:

ARTICLE I

The name of this corporation is Getaround, Inc. (the “Corporation”).

ARTICLE II

The address of the Corporation’s registered office in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle, State of Delaware, 19808, and the name of the Corporation’s registered agent at such address is Corporation Service Company.

ARTICLE III

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “General Corporation Law”).

ARTICLE IV

Section 1. Total Authorized

1.1 The total number of shares of all classes of stock that the Corporation has authority to issue is 1,020,000,000 shares, consisting of two (2) classes: 1,000,000,000 shares of Common Stock, $0.0001 par value per share (“Common Stock”), and 20,000,000 shares of Preferred Stock, $0.0001 par value per share (“Preferred Stock”). Upon the filing of this Amended and Restated Certificate of Incorporation, each outstanding share of Class A common stock and Class B common stock shall be redesignated as Common Stock.

1.2 The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of capital stock representing a majority of the voting power of all the then-outstanding shares of capital stock of the Corporation entitled to vote thereon, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law, and no vote of the holders of the Common Stock voting separately as a class shall be required therefor.

Section 2. The Corporation’s Board of Directors (the “Board”) is authorized, subject to any limitations prescribed by the law of the State of Delaware, by resolution or resolutions adopted from time to time, to provide for the issuance of shares of Preferred Stock in one or more series, and, by filing a certificate of designation pursuant to the applicable law of the State of Delaware (the “Certificate of Designation”), to establish from time to time the number of shares to be included in each such series, to fix the designation, vesting, powers (including voting powers), preferences and relative, participating, optional or other rights (and the qualifications, limitations or restrictions thereof) of the shares of each such series and to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series. The number of authorized shares of Preferred Stock may also be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all the then-outstanding shares of capital stock of the Corporation entitled to vote thereon, without a separate vote of the holders of the Preferred Stock or any series thereof, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law, unless a vote of any such holders is required pursuant to the terms of any Certificate of Designation designating a series of Preferred Stock.

Section 3. Except as otherwise expressly provided in any Certificate of Designation designating any series of Preferred Stock pursuant to the foregoing provisions of this Article IV, (i) any new series of Preferred Stock may be designated, fixed and determined as provided herein by the Board without approval of the holders of Common Stock or the holders of Preferred

Stock, or any series thereof, and (ii) any such new series may have powers, preferences and rights, including, without limitation, voting rights, dividend rights, liquidation rights, redemption rights and conversion rights, senior to, junior to or pari passu with the rights of the Common Stock, the Preferred Stock, or any future class or series of Preferred Stock or Common Stock.

Section 4. Each outstanding share of Common Stock shall entitle the holder thereof to one vote on each matter properly submitted to the stockholders of the Corporation for their vote; provided, however, that, except as otherwise required by law, holders of Common Stock shall not be entitled to vote on any amendment to this Amended and Restated Certificate (including any Certificate of Designation relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon pursuant to this Amended and Restated Certificate (including any Certificate of Designation relating to any series of Preferred Stock).

ARTICLE V

Section 1. The business and affairs of the Corporation shall be managed by or under the direction of the Board, except as otherwise provided by law. In addition to the powers and authority expressly conferred upon them by statute or by this Amended and Restated Certificate or the Bylaws of the Corporation (the “Bylaws”), the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation.

Section 2. Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the total number of directors constituting the Whole Board shall be fixed from time to time exclusively by resolution adopted by a majority of the Whole Board. For purposes of this Amended and Restated Certificate, the term “Whole Board” shall mean the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships.

Section 3. Subject to the special rights of the holders of any series of Preferred Stock to elect directors, the directors shall be divided, with respect to the time for which they severally hold office, into three classes designated as Class I, Class II and Class III, respectively (the “Classified Board”). The Board is authorized to assign members of the Board already in office to such classes of the Classified Board, which assignments shall become effective at the same time the Classified Board becomes effective. Directors shall be assigned to each class in accordance with a resolution or resolutions adopted by the Board, with the number of directors in each class to be divided as nearly equal as reasonably possible. The initial term of office of the Class I directors shall expire at the Corporation’s first annual meeting of stockholders following the date of filing of this Amended and Restated Certificate (the “Effectiveness Date”), the initial term of office of the Class II directors shall expire at the Corporation’s second annual meeting of stockholders following the Effectiveness Date and the initial term of office of the Class III directors shall expire at the Corporation’s third annual meeting of stockholders following the Effectiveness Date. At each annual meeting of stockholders following the Effectiveness Date, directors elected to succeed those directors of the class whose terms then expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election. In the event of any increase or decrease in the authorized number of directors (a) each director then serving as such shall nevertheless continue as a director of the class of which the director is a member and (b) the newly created or eliminated directorships resulting from such increase or decrease shall be apportioned by the Board among the three classes of directors so as to ensure that no one class has more than one director more than any other class.

Section 4. Each director shall hold office until the annual meeting at which such director’s term expires and until such director’s successor is elected and qualified, or until such director’s earlier death, resignation, disqualification or removal. Any director may resign at any time upon notice to the Corporation given in writing or by any electronic transmission as permitted by and in the manner set forth in the Bylaws. Subject to the special rights of the holders of any series of Preferred Stock, no director may be removed from the Board except for cause and only by the affirmative vote of the holders of at least two-thirds (2/3) of the voting power of the then-outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors voting together as a single class. In the event of any increase or decrease in the authorized number of directors, (a) each director then serving as such shall nevertheless continue as a director of the class of which the director is a member and (b) the newly created or eliminated directorships resulting from such increase or decrease shall be apportioned by the Board among the classes of directors so as to ensure that no one class has more than one director more than any other class. To the extent possible, consistent with the foregoing rule, any newly created directorships shall be added to those classes whose terms of office are to expire at the latest dates following such allocation, and any newly eliminated directorships shall be subtracted from those classes whose terms of office are to expire at the earliest dates following such allocation, unless otherwise provided from time to time by resolution adopted by the Board. No decrease in the authorized number of directors constituting the Board shall shorten the term of any incumbent director.

Section 5. Subject to the special rights of the holders of any series of Preferred Stock to elect directors, any vacancy occurring in the Board for any cause, and any newly created directorship resulting from any increase in the authorized number of directors, shall, unless (a) the Board determines by resolution that any such vacancies or newly created directorships shall be filled by the stockholders or (b) as otherwise provided by law, be filled only by the affirmative vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director, and not by the stockholders. Any director elected in accordance with the preceding sentence shall hold office for a term expiring at the annual meeting of stockholders at which the term of office of the class to which the director has been assigned expires or until such director’s successor shall have been duly elected and qualified, or until such director’s earlier death, resignation, disqualification or removal.

Section 6. Election of directors need not be by written ballot unless the Bylaws shall so provide.

ARTICLE VI

Section 1. To the fullest extent permitted by law, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Without limiting the effect of the preceding sentence, if the General Corporation Law is hereafter amended to authorize the further elimination or limitation of the liability of a director, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law, as so amended.

Section 2. Neither any amendment nor repeal of this Article VI, nor the adoption of any provision of this Amended and Restated Certificate inconsistent with this Article VI, shall eliminate, reduce or otherwise adversely affect any limitation on the personal liability of a director of the Corporation existing at the time of such amendment, repeal or adoption of such inconsistent provision.

ARTICLE VII

The Board shall have the power to adopt, amend or repeal the Bylaws. Any adoption, amendment or repeal of the Bylaws by the Board shall require the approval of a majority of the Whole Board. The stockholders shall also have power to adopt, amend or repeal the Bylaws; provided, however, that, notwithstanding any other provision of this Amended and Restated Certificate (including any Certificate of Designation) or any provision of law that might otherwise permit a lesser or no vote, but in addition to any vote of the holders of any class or series of stock of the Corporation required by applicable law or by this Amended and Restated Certificate (including any Preferred Stock issued pursuant to any Certificate of Designation), the affirmative vote of the holders of at least two-thirds (2/3) of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to adopt, amend or repeal any provision of the Bylaws; provided, further, that if two-thirds (2/3) of the Whole Board has approved such adoption, amendment or repeal of any provisions of the Bylaws, then only the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to adopt, amend or repeal any provision of the Bylaws.

ARTICLE VIII

Section 1. Subject to the rights of any series of Preferred Stock then outstanding, any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders of the Corporation and may not be effected by any consent in writing by such stockholders.

Section 2. Special meetings of stockholders of the Corporation may be called only by the Chairperson of the Board of Directors, the Chief Executive Officer, the Lead Independent Director (as defined in the Bylaws) or the Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board, and may not be called by any other person or persons. Only such business shall be considered at a special meeting of stockholders as shall have been stated in the notice for such meeting.

Section 3. Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner and to the extent provided in the Bylaws.

ARTICLE IX

Section 1. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on behalf of the Corporation; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by or any wrongdoing by any current or former director, officer, employee or agent of the Corporation or any stockholder to the Corporation or the Corporation’s stockholders; (iii) any action or proceeding asserting a claim against the Corporation or any current or former director, officer or other employee of the Corporation or any stockholder in such stockholder’s capacity as such arising out of or pursuant to any provision of the General Corporation Law, this Amended and Restated Certificate or the Bylaws of the Corporation (as each may be amended from time to time); (iv) any action or proceeding to interpret, apply, enforce or determine the validity of this Amended and Restated Certificate or the Bylaws of the Corporation (including any right, obligation or remedy thereunder); (v) any action or proceeding as to which the General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware; and (vi) any action or proceeding asserting a claim governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. This Article IX shall not apply to suits brought to enforce a duty or liability created by the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction.

Section 2. Unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.

Section 3. Any person or entity holding, owning or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article IX.

ARTICLE X

If any provision of this Amended and Restated Certificate shall be held to be invalid, illegal or unenforceable, then such provision shall nonetheless be enforced to the maximum extent possible consistent with such holding and the remaining provisions of this Amended and Restated Certificate (including, without limitation, all portions of any section of this Amended and Restated Certificate containing any such provision held to be invalid, illegal or unenforceable, that are not themselves invalid, illegal or unenforceable) shall remain in full force and effect.

ARTICLE XI

The Corporation reserves the right to amend or repeal any provision contained in this Amended and Restated Certificate in the manner prescribed by the laws of the State of Delaware and all rights conferred upon stockholders are granted subject to this reservation; provided, however, that, notwithstanding any other provision of this Amended and Restated Certificate (including any Certificate of Designation) or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any vote of the holders of any class or series of the stock of the Corporation required by law or by this Amended and Restated Certificate (including any Certificate of Designation), and subject to Section 1 and 2 of Article IV, the affirmative vote of the holders of at least two-thirds (2/3) of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend or repeal or adopt any provision inconsistent with this Article XI, Section 2, 3 and 4 of Article IV, or Article V, Article VI, Article VII, Article VIII, Article IX or Article X (the “Specified Provisions”); provided, further, that if two-thirds (2/3) of the Whole Board has approved such amendment or repeal of, or any provision inconsistent with, the Specified Provisions, then only the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend or repeal, or adopt any provision inconsistent with, the Specified Provisions.

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IN WITNESS WHEREOF, Interprivate II Acquisition Corp. has caused this Amended and Restated Certificate to be signed by a duly authorized officer of the Corporation, on this [•] day of [MONTH], 2022.

Name:
Title:

GETAROUND, INC.

a Delaware corporation

AMENDED AND RESTATED BYLAWS

As adopted on ________, 2022

(Effective as of ________, 2022)

GETAROUND, INC.

a Delaware corporation

AMENDED AND RESTATED BYLAWS

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Section 4.8:	Treasurer	17
Section 4.9:	Secretary	17
Section 4.10:	Delegation of Authority	17
Section 4.11:	Removal	17

ARTICLE V: STOCK		17
Section 5.1:	Certificates; Uncertificated Shares	17
Section 5.2:	Lost, Stolen or Destroyed Stock Certificates; Issuance of New Certificates or Uncertificated Shares	18
Section 5.3:	Other Regulations	18

ARTICLE VI: INDEMNIFICATION		18
Section 6.1:	Indemnification of Officers and Directors	18
Section 6.2:	Advance of Expenses	18
Section 6.3:	Non-Exclusivity of Rights	19
Section 6.4:	Indemnification Contracts	19
Section 6.5:	Right of Indemnitee to Bring Suit	19
Section 6.6:	Nature of Rights	20
Section 6.7:	Insurance	20

ARTICLE VII: NOTICES		20
Section 7.1:	Notice	20
Section 7.2:	Waiver of Notice	21

ARTICLE VIII: INTERESTED DIRECTORS		21
Section 8.1:	Interested Directors	21
Section 8.2:	Quorum	22

ARTICLE IX: MISCELLANEOUS		22
Section 9.1:	Fiscal Year	22
Section 9.2:	Seal	22
Section 9.3:	Form of Records	22
Section 9.4:	Reliance Upon Books and Records	22
Section 9.5:	Certificate of Incorporation Governs	22
Section 9.6:	Severability	22
Section 9.7:	Time Periods	22

ARTICLE X: AMENDMENT		21

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GETAROUND, INC.

a Delaware corporation

AMENDED AND RESTATED BYLAWS

As adopted on __________, 2022

(Effective as of ________, 2022)

ARTICLE I: STOCKHOLDERS

Section 1.1: Annual Meetings. An annual meeting of stockholders shall be held for the election of directors at such date and time as the Board of Directors (the “Board”) of Getaround, Inc. (the “Corporation”) shall each year fix. The meeting may be held either at a place, within or without the State of Delaware as permitted by the Delaware General Corporation Law (the “DGCL”), or by means of remote communication as the Board in its sole discretion may determine. Any proper business may be transacted at the annual meeting, subject to the requirements of Section 1.11 of these Bylaws.

Section 1.2: Special Meetings. Special meetings of stockholders for any purpose or purposes shall be called in the manner set forth in the Second Amended and Restated Certificate of Incorporation of the Corporation (as the same may be amended and/or restated from time to time, the “Certificate of Incorporation”). The special meeting may be held either at a place, within or without the State of Delaware, or by means of remote communication as the Board in its sole discretion may determine. Business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of the meeting.

Section 1.3: Notice of Meetings. Notice of all meetings of stockholders shall be given in writing or by electronic transmission in the manner provided by applicable law (including, without limitation, as set forth in Section 7.1.1 of these Bylaws) stating the date, time and place, if any, of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and the record date for determining the stockholders entitled to vote at the meeting. In the case of a special meeting, such notice shall also set forth the purpose or purposes for which the meeting is called. Unless otherwise required by applicable law or the Certificate of Incorporation, notice of any meeting of stockholders shall be given not less than ten (10), nor more than sixty (60), days before the date of the meeting to each stockholder of record entitled to vote at such meeting.

Section 1.4: Adjournments. The chairperson of the meeting shall have the power to adjourn the meeting to another time, date and place (if any). Any meeting of stockholders, annual or special, may be adjourned from time to time, and notice need not be given of any such adjourned meeting if the time, date and place (if any) thereof and the means of remote communication (if any) by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken; provided, however, that if the adjournment is for more than thirty (30) days, a notice of the adjourned meeting shall be given to each stockholder of record

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entitled to vote at the meeting. At the adjourned meeting the Corporation may transact any business that might have been transacted at the original meeting. To the fullest extent permitted by law, the Board may postpone, reschedule or cancel any previously scheduled special or annual meeting of the stockholders before it is to be held, regardless of whether any notice or public disclosure with respect to any such meeting has been sent or made pursuant to Section 1.3 hereof or otherwise, in which case notice shall be provided to the stockholders of the new date, time and place, if any, of the meeting as provided in Section 1.3 above.

Section 1.5: Quorum. Except as otherwise provided by applicable law, the Certificate of Incorporation or these Bylaws, at each meeting of stockholders the holders of a majority of the voting power of the shares of stock issued and outstanding and entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum for the transaction of business; provided, however, that where a separate vote by a class or classes or series of stock is required by applicable law or the Certificate of Incorporation, the holders of a majority of the voting power of the shares of such class or classes or series of the stock issued and outstanding and entitled to vote on such matter, present in person or represented by proxy at the meeting, shall constitute a quorum entitled to take action with respect to the vote on such matter. If a quorum shall fail to attend any meeting, the chairperson of the meeting or, if directed to be voted on by the chairperson of the meeting, the holders of a majority of the voting power of the shares entitled to vote who are present in person or represented by proxy at the meeting may adjourn the meeting. Shares of the Corporation’s stock belonging to the Corporation (or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation are held, directly or indirectly, by the Corporation), shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation or any other corporation to vote any shares of the Corporation’s stock held by it in a fiduciary capacity and to count such shares for purposes of determining a quorum. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum.

Section 1.6: Organization. Meetings of stockholders shall be presided over by (a) such person as the Board may designate, or (b) in such person’s absence, the Chairperson of the Board, or (c) in such person’s absence, the Lead Independent Director, or, (d) in such person’s absence, the Chief Executive Officer of the Corporation, or (e) in such person’s absence, the President of the Corporation, or (f) in such person’s absence, by a Vice President. Such person shall be chairperson of the meeting and, subject to Section 1.10 of these Bylaws, shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of discussion as seems to such person to be in order. The Secretary of the Corporation shall act as secretary of the meeting, but in such person’s absence the chairperson of the meeting may appoint any person to act as secretary of the meeting.

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Section 1.7: Voting; Proxies. Each stockholder of record entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy. Such a proxy may be prepared, transmitted and delivered in any manner permitted by applicable law. Except as may be required in the Certificate of Incorporation, directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Unless otherwise provided by applicable law, rule or regulation applicable to the Corporation or its securities, the rules or regulations of any stock exchange applicable to the Corporation, the Certificate of Incorporation or these Bylaws, every matter other than the election of directors shall be decided by the affirmative vote of the holders of a majority of the voting power of the shares of stock entitled to vote on such matter that are present in person or represented by proxy at the meeting and are voted for or against the matter (or if there are two or more classes or series of stock entitled to vote as separate classes, then in the case of each class or series, the holders of a majority of the voting power of the shares of stock of that class or series present in person or represented by proxy at the meeting voting for or against such matter).

Section 1.8: Fixing Date for Determination of Stockholders of Record. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall, unless otherwise required by law, not be more than sixty (60), nor less than ten (10), days before the date of such meeting. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for determination of stockholders entitled to notice of or to vote at the adjourned meeting.

In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board may fix, in advance, a record date, which shall not precede the date upon which the resolution fixing the record date is adopted by the Board and which shall not be more than sixty (60) days prior to such action. If no such record date is fixed by the Board, then the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

Section 1.9: List of Stockholders Entitled to Vote. The Secretary shall prepare, at least ten (10) days before every meeting of stockholders, a complete list of stockholders entitled to vote at the meeting (provided, however, if the record date for determining the stockholders entitled to vote is less than ten (10) days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth (10th) day before the meeting date), arranged in alphabetical order and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least ten (10) days prior to the meeting, (a) on a reasonably accessible electronic network as permitted by applicable law (provided, that the information required

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to gain access to the list is provided with the notice of the meeting), or (b) during ordinary business hours, at the principal place of business of the Corporation. If the meeting is held at a location where stockholders may attend in person, the list shall also be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any stockholder who is present at the meeting. If the meeting is held solely by means of remote communication, then the list shall be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access the list shall be provided with the notice of the meeting. Except as otherwise provided by law, the list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

Section 1.10: Inspectors of Elections.

1.10.1 Applicability. Unless otherwise required by the Certificate of Incorporation or by the DGCL, the following provisions of this Section 1.10 shall apply only if and when the Corporation has a class of voting stock that is: (a) listed on a national securities exchange; (b) authorized for quotation on an interdealer quotation system of a registered national securities association; or (c) held of record by more than two thousand (2,000) stockholders. In all other cases, observance of the provisions of this Section 1.10 shall be optional, and at the discretion of the Board.

1.10.2 Appointment. The Corporation shall, in advance of any meeting of stockholders, appoint one or more inspectors of election to act at the meeting and make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting.

1.10.3 Inspector’s Oath. Each inspector of election, before entering upon the discharge of such inspector’s duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of such inspector’s ability.

1.10.4 Duties of Inspectors. At a meeting of stockholders, the inspectors of election shall (a) ascertain the number of shares outstanding and the voting power of each share, (b) determine the shares represented at a meeting and the validity of proxies and ballots, (c) count all votes and ballots, (d) determine and retain for a reasonable period of time a record of the disposition of any challenges made to any determination by the inspectors, and (e) certify their determination of the number of shares represented at the meeting, and their count of all votes and ballots. The inspectors may appoint or retain other persons or entities to assist the inspectors in the performance of the duties of the inspectors.

1.10.5 Opening and Closing of Polls. The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced by the chairperson of the meeting at the meeting. No ballot, proxies or votes, nor any revocations thereof or changes thereto, shall be accepted by the inspectors after the closing of the polls unless the Court of Chancery of the State of Delaware, upon application by a stockholder, shall determine otherwise.

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1.10.6 Determinations. In determining the validity and counting of proxies and ballots, the inspectors shall be limited to an examination of the proxies, any envelopes submitted with those proxies, any information provided in connection with proxies pursuant to Section 211(a)(2)b.(i) of the DGCL, or in accordance with Sections 211(e) or 212(c)(2) of the DGCL, ballots and the regular books and records of the Corporation, except that the inspectors may consider other reliable information for the limited purpose of reconciling proxies and ballots submitted by or on behalf of banks, brokers, their nominees or similar persons which represent more votes than the holder of a proxy is authorized by the record owner to cast or more votes than the stockholder holds of record. If the inspectors consider other reliable information for the limited purpose permitted herein, the inspectors at the time they make their certification of their determinations pursuant to this Section 1.10 shall specify the precise information considered by them, including the person or persons from whom they obtained the information, when the information was obtained, the means by which the information was obtained and the basis for the inspectors’ belief that such information is accurate and reliable.

Section 1.11: Notice of Stockholder Business; Nominations.

1.11.1 Annual Meeting of Stockholders.

(a) Nominations of persons for election to the Board and the proposal of other business to be considered by the stockholders may be made at an annual meeting of stockholders only: (i) pursuant to the Corporation’s notice of such meeting (or any supplement thereto), (ii) by or at the direction of the Board or any committee thereof or (iii) by any stockholder of the Corporation who was a stockholder of record at the time of giving of the notice provided for in this Section 1.11 (the “Record Stockholder”), who is entitled to vote at such meeting and who complies with the notice and other procedures set forth in this Section 1.11 in all applicable respects. For the avoidance of doubt, the foregoing clause (iii) shall be the exclusive means for a stockholder to make nominations or propose business (other than business included in the Corporation’s proxy materials pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (such act, and the rules and regulations promulgated thereunder, the “Exchange Act”)), at an annual meeting of stockholders, and such stockholder must fully comply with the notice and other procedures set forth in this Section 1.11 to make such nominations or propose business before an annual meeting.

(b) For nominations or other business to be properly brought before an annual meeting by a Record Stockholder pursuant to Section 1.11.1(a) of these Bylaws:

(i) the Record Stockholder must have given timely notice thereof in writing to the Secretary of the Corporation and provide any updates or supplements to such notice at the times and in the forms required by this Section 1.11;

(ii) such other business (other than the nomination of persons for election to the Board) must otherwise be a proper matter for stockholder action;

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(iii) if the Proposing Person (as defined below) has provided the Corporation with a Solicitation Notice (as defined below), such Proposing Person must, in the case of a proposal other than the nomination of persons for election to the Board, have delivered a proxy statement and form of proxy to holders of at least the percentage of the Corporation’s voting shares required under applicable law to carry any such proposal, or, in the case of a nomination or nominations, have delivered a proxy statement and form of proxy to holders of a percentage of the Corporation’s voting shares reasonably believed by such Proposing Person to be sufficient to elect the nominee or nominees proposed to be nominated by such Record Stockholder, and must, in either case, have included in such materials the Solicitation Notice; and

(iv) if no Solicitation Notice relating thereto has been timely provided pursuant to this Section 1.11, the Proposing Person proposing such business or nomination must not have solicited a number of proxies sufficient to have required the delivery of such a Solicitation Notice under this Section 1.11.

To be timely, a Record Stockholder’s notice must be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred and twentieth (120th) day prior to the first anniversary of the preceding year’s annual meeting (except in the case of the Corporation’s first annual meeting following the closing the Transaction (as defined below), for which such notice shall be timely if delivered in the same time period as if such meeting were a special meeting governed by Section 1.11.2 of these Bylaws); provided, however, that in the event that no annual meeting was held during the preceding year or the date of the annual meeting is more than thirty (30) days before, or more than sixty (60) days after, such anniversary date, notice by the Record Stockholder to be timely must be so delivered (A) no earlier than the close of business on the one hundred and twentieth (120th) day prior to such annual meeting and (B) no later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the close of business on the tenth (10th) day following the day on which Public Announcement (as defined below) of the date of such meeting is first made by the Corporation. In no event shall an adjournment or postponement of an annual meeting for which notice has been given commence a new time period (or extend any time period) for providing the Record Stockholder’s notice. Such Record Stockholder’s notice shall set forth:

(X) as to each person whom the Record Stockholder proposes to nominate for election or reelection as a director:

(i)	the name, age, business address and residence address of such person;

(ii)	the principal occupation or employment of such nominee;

(iii)	the class, series and number of any shares of stock of the Corporation that are beneficially owned or owned of record by such person or any Associated Person (as defined in Section 1.11.3(c));

(iv)	the date or dates such shares were acquired and the investment intent of such acquisition;

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(v)

all other information relating to such person that would be required to be disclosed in solicitations of proxies for election of directors in an election contest (even if an election contest is not involved), or would be otherwise required, in each case pursuant to and in accordance with Section 14(a) (or any successor provision) under the Exchange Act and the rules and regulations thereunder (including such person’s written consent to being named in the proxy statement as a nominee, to the public disclosure of information regarding or related to such person provided to the Corporation by such person or otherwise pursuant to this Section 1.11 and to serving as a director if elected); and

(vi)	whether such person meets the independence requirements of the stock exchange upon which the Corporation’s Common Stock is primarily traded.

(Y) as to any other business that the Record Stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the Bylaws, the text of the proposed amendment), the reasons for conducting such business at the meeting and any material interest in such business of such Proposing Person, including any anticipated benefit to any Proposing Person therefrom; and

(Z)	as to the Proposing Person giving the notice:

(i)	the current name and address of such Proposing Person, including, if applicable, their name and address as they appear on the Corporation’s stock ledger, if different;

(ii)

the class or series and number of shares of stock of the Corporation that are directly or indirectly owned of record or beneficially owned by such Proposing Person, including any shares of any class or series of the Corporation as to which such Proposing Person has a right to acquire beneficial ownership at any time in the future;

(iii)

whether and the extent to which any derivative interest in the Corporation’s equity securities (including without limitation any option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of the Corporation or with a value derived in whole or in part from the value of any class or series of shares of the Corporation, whether or not such instrument or right shall be subject to settlement in the underlying class or series of shares of the Corporation or otherwise, and any cash-settled equity swap, total return swap, synthetic equity position or similar derivative arrangement, as well as any rights to dividends on the shares of any class or series of shares of the Corporation that are separated or separable from the underlying shares of the Corporation) or any short interest in any

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security of the Corporation (for purposes of this Bylaw a person shall be deemed to have a short interest in a security if such person directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has the opportunity to profit or share in any profit derived from any increase or decrease in the value of the subject security, including through performance-related fees) is held directly or indirectly by or for the benefit of such Proposing Person, including without limitation whether and the extent to which any ongoing hedging or other transaction or series of transactions has been entered into by or on behalf of, or any other agreement, arrangement or understanding (including without limitation any short position or any borrowing or lending of shares) has been made, the effect or intent of which is to mitigate loss to or manage risk or benefit of share price changes for, or to increase or decrease the voting power of, such Proposing Person with respect to any share of stock of the Corporation;

(iv)	any other material relationship between such Proposing Person, on the one hand, and the Corporation, any affiliate of the Corporation or any principal competitor of the Corporation, on the other hand;

(v)

any direct or indirect material interest in any material contract or agreement with the Corporation, any affiliate of the Corporation or any principal competitor of the Corporation (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement);

(vi)

any other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the business proposed to be brought before the meeting pursuant to Section 14(a) (or any successor provision) under the Exchange Act and the rules and regulations thereunder (the disclosures to be made pursuant to the foregoing clauses (iv) through (vi) are referred to as “Disclosable Interests”). For purposes hereof “Disclosable Interests” shall not include any information with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these Bylaws on behalf of a beneficial owner;

(vii)	such Proposing Person’s written consent to the public disclosure of information provided to the Corporation pursuant to this Section 1.11;

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(viii)

a complete written description of any agreement, arrangement or understanding (whether oral or in writing) (including any knowledge that another person or entity is Acting in Concert (as defined in Section 1.11.3(c)) with such Proposing Person) between or among such Proposing Person, any of its respective affiliates or associates and any other person Acting in Concert with any of the foregoing persons;

(ix)

as to each person whom such Proposing Person proposes to nominate for election or re-election as a director, any agreement, arrangement or understanding of such person with any other person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director known to such Proposing Person after reasonable inquiry;

(x)

a representation that the Record Stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business or nomination;

(xi)

a representation whether such Proposing Person intends (or is part of a group that intends) to deliver a proxy statement or form of proxy to holders of, in the case of a proposal, at least the percentage of the Corporation’s voting shares required under applicable law to carry the proposal or, in the case of a nomination or nominations, a sufficient number of holders of the Corporation’s voting shares to elect such nominee or nominees (an affirmative statement of such intent being a “Solicitation Notice”); and

(xii)	any proxy, contract, arrangement, or relationship pursuant to which the Proposing Person has a right to vote, directly or indirectly, any shares of any security of the Corporation.

A stockholder providing written notice required by this Section 1.11 will update and supplement such notice in writing, if necessary, so that the information provided or required to be provided in such notice is true and correct in all material respects as of (i) the record date for the meeting and (ii) the close of business on the fifth (5th) business day prior to the meeting and, in the event of any adjournment or postponement thereof, the close of business on the fifth (5th) business day prior to such adjourned or postponed meeting. In the case of an update and supplement pursuant to clause (i) of the foregoing sentence, such update and supplement will be received by the Secretary of the Corporation at the principal executive office of the Corporation not later than five (5) business days after the record date for the meeting, and in the case of an update and supplement pursuant to clause (ii) of the foregoing sentence, such update and supplement will be received by the Secretary of the Corporation at the principal executive office of the Corporation not later than two (2) business days prior to the date for the meeting, and, in the event of any adjournment or postponement thereof, two (2) business days prior to such adjourned or postponed meeting.

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(c) Notwithstanding anything in the second sentence of Section 1.11.1(b) of these Bylaws to the contrary, in the event that the number of directors to be elected to the Board is increased and there is no Public Announcement by the Corporation naming all of the nominees for director or specifying the size of the increased Board at least ninety (90) days prior to the first anniversary of the preceding year’s annual meeting (or, if there was no annual meeting in the preceding year or the annual meeting is held more than thirty (30) days before or sixty (60) days after the anniversary date of the preceding year’s annual meeting, at least ninety (90) days prior to such annual meeting), a stockholder’s notice required by this Section 1.11 shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary of the Corporation at the principal executive office of the Corporation no later than the close of business on the tenth (10th) day following the day on which such Public Announcement is first made by the Corporation.

(d) Notwithstanding anything in Section 1.11 or any other provision of the Bylaws to the contrary, any person who has been determined by a majority of the Whole Board to have violated Section 2.11 of these Bylaws or a Board Confidentiality Policy (as defined below) while serving as a director of the Corporation in the preceding five (5) years shall be ineligible to be nominated or serve as a member of the Board, absent a prior waiver for such nomination or service approved by two-thirds of the Whole Board.

1.11.2 Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of such meeting. Nominations of persons for election to the Board may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of such meeting (a) by or at the direction of the Board or any committee thereof or (b) provided that the Board has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who is a stockholder of record at the time of giving of notice of the special meeting, who shall be entitled to vote at the meeting and who complies with the notice and other procedures set forth in this Section 1.11 in all applicable respects. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board, any such stockholder may nominate a person or persons (as the case may be), for election to such position(s) as specified in the Corporation’s notice of meeting, if the stockholder’s notice required by Section 1.11.1(b) of these Bylaws shall be delivered to the Secretary of the Corporation at the principal executive offices of the Corporation (i) no earlier than the one hundred twentieth (120th) day prior to such special meeting and (ii) no later than the close of business on the later of the ninetieth (90th) day prior to such special meeting or the tenth (10th) day following the day on which Public Announcement is first made of the date of the special meeting and of the nominees proposed by the Board to be elected at such meeting.

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1.11.3 General.

(a) Only such persons who are nominated in accordance with the procedures set forth in this Section 1.11 shall be eligible to be elected at a meeting of stockholders and serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 1.11. Except as otherwise provided by law or these Bylaws, the chairperson of the meeting shall have the power and duty to determine whether a nomination or any other business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Section 1.11 and, if any proposed nomination or business is not in compliance herewith, to declare that such defective proposal or nomination shall be disregarded. Notwithstanding the foregoing provisions of this Section 1.11, unless otherwise required by law, if the stockholder providing the notice of business proposed to be brought before an annual meeting or nomination of persons for election to the Board at a stockholder meeting (or a Qualified Representative of the stockholder (as defined below)) does not appear at the annual or special meeting of stockholders of the Corporation to present a nomination or proposed business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation.

(b) Notwithstanding the foregoing provisions of this Section 1.11, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth herein. Nothing in this Section 1.11 shall be deemed to affect any rights of (a) stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act or (b) the holders of any series of Preferred Stock to elect directors pursuant to any applicable provisions of the Certificate of Incorporation.

(c) For purposes of this Section 1.11 the following definitions shall apply:

(i) a person shall be deemed to be “Acting in Concert” with another person if such person knowingly acts (whether or not pursuant to an express agreement, arrangement or understanding) in concert with, or toward a common goal relating to the management, governance or control of the Corporation in substantial parallel with, such other person where (1) each person is conscious of the other person’s conduct or intent and this awareness is an element in their decision-making processes and (2) at least one additional factor suggests that such persons intend to act in concert or in substantial parallel, which such additional factors may include, without limitation, exchanging information (whether publicly or privately), attending meetings, conducting discussions or making or soliciting invitations to act in concert or in substantial parallel; provided, that a person shall not be deemed to be Acting in Concert with any other person solely as a result of the solicitation or receipt of revocable proxies or consents from such other person in response to a solicitation made pursuant to, and in accordance with, Section 14(a) (or any successor provision) of the Exchange Act by way of a proxy or consent solicitation statement filed on Schedule 14A. A person Acting in Concert with another person shall be deemed to be Acting in Concert with any third party who is also Acting in Concert with such other person;

(ii) “Associated Person” shall mean with respect to any subject stockholder or other person (including any proposed nominee) (1) any person directly or indirectly controlling, controlled by or under common control with such stockholder or other person, (2) any beneficial owner of shares of stock of the Corporation owned of record or beneficially by such stockholder or other person, (3) any associate (as defined in Rule 405 under the Securities Act of 1933, as amended), of such stockholder or other person, and (4) any person directly or indirectly controlling, controlled by or under common control or Acting in Concert with any such Associated Person;

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(iii) “Proposing Person” shall mean (1) the stockholder providing the notice of business proposed to be brought before an annual meeting or nomination of persons for election to the Board at a stockholder meeting, (2) the beneficial owner or beneficial owners, if different, on whose behalf the notice of business proposed to be brought before the annual meeting or nomination of persons for election to the Board at a stockholder meeting is made, and (3) any Associated Person on whose behalf the notice of business proposed to be brought before the annual meeting or nomination of persons for election to the Board at a stockholder meeting is made;

(iv) “Public Announcement” shall mean disclosure in a press release reported by a national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act; and

(v) to be considered a “Qualified Representative” of a stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as a proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction thereof, at the annual meeting; provided, however, that if the stockholder is (1) a general or limited partnership, any general partner or person who functions as a general partner of the general or limited partnership or who controls the general or limited partnership shall be deemed a Qualified Representative, (2) a corporation or a limited liability company, any officer or person who functions as the substantial equivalent of an officer of the corporation or limited liability company or any officer, director, general partner or person who functions as an officer, director or general partner of any entity ultimately in control of the corporation or limited liability company shall be deemed a Qualified Representative, or (3) a trust, any trustee of such trust shall be deemed a Qualified Representative. The Secretary of the Corporation, or any other person who shall be appointed to serve as secretary of the meeting, may require, on behalf of the Corporation, reasonable and appropriate documentation to verify the status of a person purporting to be a “Qualified Representative” for purposes hereof.

ARTICLE II: BOARD OF DIRECTORS

Section 2.1: Number; Qualifications. The total number of directors constituting the Board (the “Whole Board”) shall be fixed from time to time in the manner set forth in the Certificate of Incorporation. No decrease in the authorized number of directors constituting the Whole Board shall shorten the term of any incumbent director. Directors need not be stockholders of the Corporation.

Section 2.2: Election; Resignation; Removal; Vacancies. Election of directors need not be by written ballot. Unless otherwise provided by the Certificate of Incorporation and subject to the special rights of holders of any series of Preferred Stock to elect directors, the Board shall be divided into three classes, designated as Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one-third of the Whole Board. Each director shall hold office until the annual meeting at which such director’s term expires and until such director’s successor is

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elected and qualified or until such director’s earlier death, resignation, disqualification or removal. Any director may resign by delivering a resignation in writing or by electronic transmission to the Corporation at its principal office or to the Chairperson of the Board, the Chief Executive Officer, or the Secretary. Such resignation shall be effective upon delivery unless it is specified to be effective at a later time or upon the happening of an event. Subject to the special rights of holders of any series of Preferred Stock to elect directors, directors may be removed only as provided by the Certificate of Incorporation and applicable law. All vacancies occurring in the Board and any newly created directorships resulting from any increase in the authorized number of directors shall be filled in the manner set forth in the Certificate of Incorporation.

Section 2.3: Regular Meetings. Regular meetings of the Board may be held at such places, within or without the State of Delaware, and at such times as the Board may from time to time determine. Notice of regular meetings need not be given if the date, times and places thereof are fixed by resolution of the Board.

Section 2.4: Special Meetings. Special meetings of the Board may be called by the Chairperson of the Board, the Chief Executive Officer, the Lead Independent Director or at least two (2) members of the Board then in office and may be held at any time, date or place, within or without the State of Delaware, as the person or persons calling the meeting shall fix. Notice of the time, date and place of such meeting shall be given, orally, in writing or by electronic transmission (including electronic mail), by the person or persons calling the meeting to all directors at least four (4) days before the meeting if the notice is mailed, or at least twenty-four (24) hours before the meeting if such notice is given by telephone, hand delivery, telegram, telex, mailgram, facsimile, electronic mail or other means of electronic transmission. Unless otherwise indicated in the notice, any and all business may be transacted at a special meeting.

Section 2.5: Remote Meetings Permitted. Members of the Board, or any committee of the Board, may participate in a meeting of the Board or such committee by means of conference telephone or other remote communications by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to conference telephone or other remote communications shall constitute presence in person at such meeting.

Section 2.6: Quorum; Vote Required for Action. At all meetings of the Board, a majority of the Whole Board shall constitute a quorum for the transaction of business. If a quorum shall fail to attend any meeting, a majority of those present may adjourn the meeting to another place, date or time without further notice thereof. Except as otherwise provided herein or in the Certificate of Incorporation, or required by law, the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board.

Section 2.7: Organization. Meetings of the Board shall be presided over by (a) the Chairperson of the Board, or (b) in such person’s absence, the Lead Independent Director, or (c) in such person’s absence, the Chief Executive Officer, or (d) in such person’s absence, a chairperson chosen by the Board at the meeting. The Secretary shall act as secretary of the meeting, but in such person’s absence the chairperson of the meeting may appoint any person to act as secretary of the meeting.

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Section 2.8: Unanimous Action by Directors in Lieu of a Meeting. Any action required or permitted to be taken at any meeting of the Board, or of any committee thereof, may be taken without a meeting if all members of the Board or such committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board or committee, as applicable. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 2.9: Powers. Except as otherwise provided by the Certificate of Incorporation or the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of the Board.

Section 2.10: Compensation of Directors. Members of the Board, as such, may receive, pursuant to a resolution of the Board, fees and other compensation for their services as directors, including without limitation their services as members of committees of the Board.

Section 2.11: Confidentiality. Each director shall maintain the confidentiality of, and shall not share with any third party person or entity (including third parties that originally sponsored, nominated or designated such director (the “Sponsoring Party”)), any non-public information learned in their capacities as directors, including communications among Board members in their capacities as directors. The Board may adopt a board confidentiality policy further implementing and interpreting this bylaw (a “Board Confidentiality Policy”). All directors are required to comply with this bylaw and any such Board Confidentiality Policy unless such director or the Sponsoring Party for such director has entered into a specific written agreement with the Corporation, in either case as approved by the Board, providing otherwise with respect to such confidential information.

ARTICLE III: COMMITTEES

Section 3.1: Committees. The Board may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of the committee, the member or members thereof present at any meeting of such committee who are not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in place of any such absent or disqualified member. Any such committee, to the extent provided in a resolution of the Board, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers that may require it; but no such committee shall have the power or authority in reference to the following matters: (a) approving, adopting or recommending to the stockholders any action or matter (other than the election or removal of members of the Board) expressly required by the DGCL to be submitted to stockholders for approval or (b) adopting, amending or repealing any bylaw of the Corporation.

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Section 3.2: Committee Rules. Each committee shall keep records of its proceedings and make such reports as the Board may from time to time request. Unless the Board otherwise provides, each committee designated by the Board may make, alter and repeal rules for the conduct of its business. In the absence of such rules each committee shall conduct its business in the same manner as the Board conducts its business pursuant to Article II of these Bylaws. Except as otherwise provided in the Certificate of Incorporation, these Bylaws or the resolution of the Board designating the committee, any committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and may delegate to any such subcommittee any or all of the powers and authority of the committee.

ARTICLE IV: OFFICERS; CHAIRPERSON; LEAD INDEPENDENT DIRECTOR

Section 4.1: Generally. The officers of the Corporation shall consist of a Chief Executive Officer (who may be the Chairperson of the Board or the President), a President, a Secretary and a Treasurer and may consist of such other officers, including, without limitation, a Chief Financial Officer and one or more Vice Presidents, as may from time to time be appointed by the Board. All officers shall be elected by the Board; provided, however, that the Board may empower the Chief Executive Officer of the Corporation to appoint any officer other than the Chief Executive Officer, the President, the Chief Financial Officer or the Treasurer. Except as otherwise provided by law, by the Certificate of Incorporation or these Bylaws, each officer shall hold office until such officer’s successor is duly elected and qualified or until such officer’s earlier resignation, death, disqualification or removal. Any number of offices may be held by the same person. Any officer may resign by delivering a resignation in writing or by electronic transmission to the Corporation at its principal office or to the Chairperson of the Board, the Chief Executive Officer or the Secretary. Such resignation shall be effective upon delivery unless it is specified to be effective at some later time or upon the happening of some later event. Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise may be filled by the Board and the Board may, in its discretion, leave unfilled, for such period as it may determine, any offices. Each such successor shall hold office for the unexpired term of such officer’s predecessor and until a successor is duly elected and qualified or until such officer’s earlier resignation, death, disqualification or removal.

Section 4.2: Chief Executive Officer. Subject to the control of the Board and such supervisory powers, if any, as may be given by the Board, the powers and duties of the Chief Executive Officer of the Corporation are:

(a) to act as the general manager and, subject to the control of the Board, to have general supervision, direction and control of the business and affairs of the Corporation;

(b) subject to Article I, Section 1.6 of these Bylaws, to preside at all meetings of the stockholders;

(c) subject to Article I, Section 1.2 of these Bylaws, to call special meetings of the stockholders to be held at such times and, subject to the limitations prescribed by law or by these Bylaws, at such places as the Chief Executive Officer shall deem proper;

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(d) to affix the signature of the Corporation to all deeds, conveyances, mortgages, guarantees, leases, obligations, bonds, certificates and other papers and instruments in writing which have been authorized by the Board or which, in the judgment of the Chief Executive Officer, should be executed on behalf of the Corporation;

(e) to sign certificates for shares of stock of the Corporation (if any); and

(f) subject to the direction of the Board, to have general charge of the property of the Corporation and to supervise and control all officers, agents and employees of the Corporation.

The person holding the office of President shall be the Chief Executive Officer of the Corporation unless the Board shall designate another officer to be the Chief Executive Officer. The Chief Executive Officer may be the Chairperson of the Board.

Section 4.3: Chairperson of the Board. Subject to the provisions of Section 2.7 of these Bylaws, the Chairperson of the Board shall have the power to preside at all meetings of the Board and shall have such other powers and duties as provided in these Bylaws and as the Board may from time to time prescribe.

Section 4.4: Lead Independent Director. The Board may, in its discretion, elect a lead independent director from among its members that are Independent Directors (as defined below) (such director, the “Lead Independent Director”). The Lead Independent Director shall preside at all meetings at which the Chairperson of the Board is not present and shall exercise such other powers and duties as may from time to time be assigned to such person by the Board or as prescribed by these Bylaws. For purposes of these Bylaws, “Independent Director” has the meaning ascribed to such term under the rules of the exchange upon which the Corporation’s Common Stock is primarily traded.

Section 4.5: President. The person holding the office of Chief Executive Officer shall be the President of the Corporation unless the Board shall have designated one individual as the President and a different individual as the Chief Executive Officer of the Corporation. Subject to the provisions of these Bylaws and to the direction of the Board, and subject to the supervisory powers of the Chief Executive Officer (if the Chief Executive Officer is an officer other than the President), and subject to such supervisory powers and authority as may be given by the Board to the Chairperson of the Board, and/or to any other officer, the President shall have the responsibility for the general management and control of the business and affairs of the Corporation and the general supervision and direction of all of the officers, employees and agents of the Corporation (other than the Chief Executive Officer, if the Chief Executive Officer is an officer other than the President) and shall perform all duties and have all powers that are commonly incident to the office of President or that are delegated to the President by the Board.

Section 4.6: Vice President. Each Vice President shall have all such powers and duties as are commonly incident to the office of Vice President or that are delegated to him or her by the Board or the Chief Executive Officer. A Vice President may be designated by the Board to perform the duties and exercise the powers of the Chief Executive Officer or President in the event of the Chief Executive Officer’s or President’s absence or disability.

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Section 4.7: Chief Financial Officer. The person holding the office of Chief Financial Officer shall be the Treasurer of the Corporation unless the Board shall have designated another officer as the Treasurer of the Corporation. Subject to the direction of the Board and the Chief Executive Officer, the Chief Financial Officer shall perform all duties and have all powers that are commonly incident to the office of Chief Financial Officer, or as the Board may from time to time prescribe.

Section 4.8: Treasurer. The person holding the office of Treasurer shall have custody of all monies and securities of the Corporation. The Treasurer shall make such disbursements of the funds of the Corporation as are authorized and shall render from time to time an account of all such transactions. The Treasurer shall also perform such other duties and have such other powers as are commonly incident to the office of Treasurer, or as the Board or the Chief Executive Officer may from time to time prescribe.

Section 4.9: Secretary. The Secretary shall issue or cause to be issued all authorized notices for, and shall keep, or cause to be kept, minutes of all meetings of the stockholders and the Board. The Secretary shall have charge of the corporate minute books and similar records and shall perform such other duties and have such other powers as are commonly incident to the office of Secretary, or as the Board or the Chief Executive Officer may from time to time prescribe.

Section 4.10: Delegation of Authority. The Board may from time to time delegate the powers or duties of any officer of the Corporation to any other officers or agents of the Corporation, notwithstanding any provision hereof.

Section 4.11: Removal. Any officer of the Corporation shall serve at the pleasure of the Board and may be removed at any time, with or without cause, by the Board; provided that if the Board has empowered the Chief Executive Officer to appoint any officer of the Corporation, then such officer may also be removed by the Chief Executive Officer. Such removal shall be without prejudice to the contractual rights of such officer, if any, with the Corporation.

ARTICLE V: STOCK

Section 5.1: Certificates; Uncertificated Shares. The shares of capital stock of the Corporation shall be uncertificated shares; provided, however, that the resolution of the Board that the shares of capital stock of the Corporation shall be uncertificated shares shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation (or the transfer agent or registrar, as the case may be). Notwithstanding the foregoing, the Board may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be certificated shares. Every holder of stock represented by certificates shall be entitled to have a certificate signed, or in the name of the Corporation, by the Chairperson or Vice-Chairperson of the Board, the Chief Executive Officer or the President or a Vice President, and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary, of the Corporation, representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be obtained via facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were an officer, transfer agent or registrar at the date of issue.

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Section 5.2: Lost, Stolen or Destroyed Stock Certificates; Issuance of New Certificates or Uncertificated Shares. The Corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate previously issued by it, alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to agree to indemnify the Corporation and/or to give the Corporation a bond sufficient to indemnify it, against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

Section 5.3: Other Regulations. Subject to applicable law, the Certificate of Incorporation and these Bylaws, the issue, transfer, conversion and registration of shares represented by certificates and of uncertificated shares shall be governed by such other regulations as the Board may establish.

ARTICLE VI: INDEMNIFICATION

Section 6.1: Indemnification of Officers and Directors. Each person who was or is a party to, or is threatened to be made a party to, or is involved in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, legislative or any other type whatsoever (a “Proceeding”), by reason of the fact that such person (or a person of whom such person is the legal representative), is or was a director or officer of the Corporation or, while serving as a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee, agent or trustee of another corporation, or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans (for purposes of this Article VI, an “Indemnitee”), shall be indemnified and held harmless by the Corporation to the fullest extent permitted by the DGCL as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), against all expenses, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such Indemnitee in connection therewith, provided such Indemnitee acted in good faith and in a manner that the Indemnitee reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or Proceeding, had no reasonable cause to believe the Indemnitee’s conduct was unlawful. Such indemnification shall continue as to an Indemnitee who has ceased to be a director or officer of the Corporation and shall inure to the benefit of such Indemnitees’ heirs, executors and administrators. Notwithstanding the foregoing, subject to Section 6.5 of these Bylaws, the Corporation shall indemnify any such Indemnitee seeking indemnity in connection with a Proceeding (or part thereof) initiated by such Indemnitee only if such Proceeding (or part thereof) was authorized by the Board or such indemnification is authorized by an agreement approved by the Board.

Section 6.2: Advance of Expenses. Except as otherwise provided in a written indemnification contract between the Corporation and an Indemnitee, the Corporation shall pay all expenses (including attorneys’ fees) incurred by an Indemnitee in defending any Proceeding in advance of its final disposition; provided, however, that if the DGCL then so requires, the advancement of such expenses shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such Indemnitee, to repay such amounts if it shall ultimately be determined that such Indemnitee is not entitled to be indemnified under this Article VI or otherwise.

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Section 6.3: Non-Exclusivity of Rights. The rights conferred on any person in this Article VI shall not be exclusive of any other right that such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote or consent of stockholders or disinterested directors, or otherwise. Additionally, nothing in this Article VI shall limit the ability of the Corporation, in its discretion, to indemnify or advance expenses to persons whom the Corporation is not obligated to indemnify or advance expenses pursuant to this Article VI.

Section 6.4: Indemnification Contracts. The Board is authorized to cause the Corporation to enter into indemnification contracts with any director, officer, employee or agent of the Corporation, or any person serving at the request of the Corporation as a director, officer, employee, agent or trustee of another corporation, partnership, joint venture, trust or other enterprise, including employee benefit plans, providing indemnification or advancement rights to such person. Such rights may be greater than those provided in this Article VI.

Section 6.5: Right of Indemnitee to Bring Suit. The following shall apply to the extent not in conflict with any indemnification contract provided for in Section 6.4 of these Bylaws.

6.5.1 Right to Bring Suit. If a claim under Section 6.1 or 6.2 of these Bylaws is not paid in full by the Corporation within sixty (60) days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the Indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Indemnitee shall be entitled to be paid, to the fullest extent permitted by law, the expense of prosecuting or defending such suit. In any suit brought by the Indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the Indemnitee to enforce a right to an advancement of expenses) it shall be a defense that the Indemnitee has not met any applicable standard of conduct which makes it permissible under the DGCL (or other applicable law) for the Corporation to indemnify the Indemnitee for the amount claimed.

6.5.2 Effect of Determination. Neither the absence of a determination prior to the commencement of such suit that indemnification of the Indemnitee is proper in the circumstances because the Indemnitee has met the applicable standard of conduct set forth in applicable law, nor an actual determination that the Indemnitee has not met such applicable standard of conduct, shall create a presumption that the Indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the Indemnitee, be a defense to such suit.

6.5.3 Burden of Proof. In any suit brought by the Indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the Indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article VI, or otherwise, shall be on the Corporation.

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Section 6.6: Nature of Rights. The rights conferred upon Indemnitees in this Article VI shall be contract rights and such rights shall continue as to an Indemnitee who has ceased to be a director, officer or trustee and shall inure to the benefit of the Indemnitee’s heirs, executors and administrators. Any amendment, repeal or modification of any provision of this Article VI that adversely affects any right of an Indemnitee or an Indemnitee’s successors shall be prospective only, and shall not adversely affect any right or protection conferred on a person pursuant to this Article VI with respect to any Proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment, repeal or modification.

Section 6.7: Insurance. The Corporation may purchase and maintain insurance, at its expense, on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.

ARTICLE VII: NOTICES

Section 7.1: Notice.

7.1.1 Form and Delivery. Except as otherwise specifically required in these Bylaws (including, without limitation, Section 7.1.2 of these Bylaws) or by applicable law, all notices required to be given pursuant to these Bylaws shall be in writing and may (a) in every instance in connection with any delivery to a member of the Board, be effectively given by hand delivery (including use of a delivery service), by depositing such notice in the mail, postage prepaid, or by sending such notice by overnight express courier, facsimile, electronic mail or other form of electronic transmission and (b) be effectively delivered to a stockholder when given by hand delivery, by depositing such notice in the mail, postage prepaid or, if specifically consented to by the stockholder as described in Section 7.1.2 of these Bylaws by sending such notice by facsimile, electronic mail or other form of electronic transmission. Any such notice shall be addressed to the person to whom notice is to be given at such person’s address as it appears on the records of the Corporation. The notice shall be deemed given: (a) in the case of hand delivery, when received by the person to whom notice is to be given or by any person accepting such notice on behalf of such person; (b) in the case of delivery by mail, upon deposit in the mail; (c) in the case of delivery by overnight express courier, when dispatched; and (d) in the case of delivery via facsimile, electronic mail or other form of electronic transmission, at the time provided in Section 7.1.2 of these Bylaws.

7.1.2 Electronic Transmission. Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation, or these Bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given in accordance with Section 232 of the DGCL. Any such consent shall be revocable by the stockholder by written notice to the Corporation. Any such consent shall be

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deemed revoked if (a) the Corporation is unable to deliver by electronic transmission two consecutive notices given by the Corporation in accordance with such consent and (b) such inability becomes known to the Secretary or an Assistant Secretary of the Corporation or to the transfer agent, or other person responsible for the giving of notice; provided, however, that the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action. Notice given pursuant to this Section 7.1.2 shall be deemed given: (i) if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice; (ii) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice; (iii) if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of such posting and the giving of such separate notice; and (iv) if by any other form of electronic transmission, when directed to the stockholder.

7.1.3 Affidavit of Giving Notice. An affidavit of the Secretary or an Assistant Secretary or of the transfer agent or other agent of the Corporation that the notice has been given in writing or by a form of electronic transmission shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

Section 7.2: Waiver of Notice. Whenever notice is required to be given under any provision of the DGCL, the Certificate of Incorporation or these Bylaws, a written waiver of notice, signed by the person entitled to notice, or waiver by electronic transmission by such person, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or members of a committee of directors need be specified in any waiver of notice.

ARTICLE VIII: INTERESTED DIRECTORS

Section 8.1: Interested Directors. No contract or transaction between the Corporation and one or more of its members of the Board or officers, or between the Corporation and any other corporation, partnership, association or other organization in which one or more of its directors or officers are members of the board of directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board or committee thereof that authorizes the contract or transaction, or solely because such director’s or officer’s votes are counted for such purpose, if: (a) the material facts as to such director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; (b) the material facts as to such director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (c) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified by the Board, a committee thereof, or the stockholders.

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Section 8.2: Quorum. Interested directors may be counted in determining the presence of a quorum at a meeting of the Board or of a committee which authorizes the contract or transaction.

ARTICLE IX: MISCELLANEOUS

Section 9.1: Fiscal Year. The fiscal year of the Corporation shall be determined by resolution of the Board.

Section 9.2: Seal. The Board may provide for a corporate seal, which may have the name of the Corporation inscribed thereon and shall otherwise be in such form as may be approved from time to time by the Board.

Section 9.3: Form of Records. Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account and minute books, may be kept on or by means of, or be in the form of any other information storage device or method, electronic or otherwise, provided, that the records so kept can be converted into clearly legible paper form within a reasonable time. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect such records pursuant to any provision of the DGCL.

Section 9.4: Reliance Upon Books and Records. A member of the Board, or a member of any committee designated by the Board shall, in the performance of such person’s duties, be fully protected in relying in good faith upon the books and records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of the Corporation’s officers or employees, or committees of the Board, or by any other person as to matters the member reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation.

Section 9.5: Certificate of Incorporation Governs. In the event of any conflict between the provisions of the Certificate of Incorporation and Bylaws, the provisions of the Certificate of Incorporation shall govern.

Section 9.6: Severability. If any provision of these Bylaws shall be held to be invalid, illegal, unenforceable or in conflict with the provisions of the Certificate of Incorporation, then such provision shall nonetheless be enforced to the maximum extent possible consistent with such holding and the remaining provisions of these Bylaws (including without limitation, all portions of any section of these Bylaws containing any such provision held to be invalid, illegal, unenforceable or in conflict with the Certificate of Incorporation, that are not themselves invalid, illegal, unenforceable or in conflict with the Certificate of Incorporation) shall remain in full force and effect.

Section 9.7: Time Periods. In applying any provision of these Bylaws which requires that an act be done or not be done a specified number of days prior to an event or that an act be done during a period of a specified number of days prior to an event, calendar days shall be used, the day of the doing of the act shall be excluded, and the day of the event shall be included.

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ARTICLE X: AMENDMENT

Notwithstanding any other provision of these Bylaws, any alteration, amendment or repeal of these Bylaws, and any adoption of new Bylaws, shall require the approval of the Board or the stockholders of the Corporation as expressly provided in the Certificate of Incorporation.

* * * * *

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CERTIFICATION OF AMENDED AND RESTATED BYLAWS

OF

GETAROUND, INC.

a Delaware corporation

I, [•], certify that I am Secretary of Getaround, Inc., a Delaware corporation (the “Corporation”), that I am duly authorized to make and deliver this certification, and that the attached Bylaws are a true and complete copy of the Amended and Restated Bylaws of the Corporation in effect as of the date of this certificate.

Dated: _______________, 2022

[•], Secretary

Exhibit 10.1

[***] Certain information in this document has been excluded pursuant to Regulation S-K, Item 601(a)(5). Parent agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

(Mudrick Entities)

This CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT (this “Convertible Note Subscription Agreement”) is entered into on May 11, 2022, by and among InterPrivate II Acquisition Corp., to be renamed Getaround, Inc., a Delaware corporation (the “Issuer”), and Mudrick Capital Management L.P. on behalf of certain funds, investors, entities or accounts that are managed, sponsored or advised by Mudrick Capital Management L.P. or its affiliates (the “Subscriber”).

WHEREAS, on May 11, 2022, the Issuer, TMPST Merger Sub I Inc., a Delaware corporation and a direct, wholly-owned subsidiary of the Issuer (“Merger Sub I”), TMPST Merger Sub II, a Delaware limited liability company and a direct, wholly-owned subsidiary of the Issuer (“Merger Sub II”), and Getaround, Inc., a Delaware corporation (“Getaround”), entered into an Agreement and Plan of Merger (as amended, modified, supplemented or waived from time to time, and together with the exhibits and schedules thereto, the “Transaction Agreement”) pursuant to which, among other things, in the manner, and on the terms and subject to the conditions and exclusions set forth therein, (i) Merger Sub I will merge with and into Getaround (the “First Merger”), with Getaround being the surviving entity in the merger and continuing (immediately following the First Merger) as a wholly-owned subsidiary of the Issuer (the “Surviving Corporation”), and (ii) immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Corporation shall be merged with and into Merger Sub II (the “Second Merger”), with Merger Sub II being the surviving entity in the Second Merger and continuing (immediately following the Second Merger) as a wholly-owned subsidiary of the Issuer (the “Business Combination” and, together with the other transactions contemplated by the Transaction Agreement to be completed on and prior to the Closing Date (as defined below), the “Transactions”);

WHEREAS, the Issuer may seek to enter into subscription agreements (the “PIPE Subscription Agreements”) with certain institutional accredited investors or qualified institutional buyers (collectively, the “PIPE Investors”), pursuant to which such the Issuer may seek to sell and issue Class A Common Stock in one or more private placements (as defined below) (collectively the “PIPE Transactions”) substantially concurrently with the consummation of the Transactions (the “Closing Date”); and

WHEREAS, in connection with the Transactions, and substantially contemporaneously with the Closing Date, the Subscriber desires to subscribe for and purchase senior secured convertible notes (the “Convertible Notes”) of and from the Issuer substantially in the form attached as an exhibit to the Indenture (as defined below) for an aggregate purchase price of 100% of the principal amount of the Convertible Notes (the “Purchase Price”), and the Issuer desires to issue and sell to the Subscriber the Convertible Notes in consideration of the payment of the Purchase Price by or on behalf of the Subscriber to the Issuer.

WHEREAS, in connection with the issuance of the Convertible Notes on the Closing Date, the Issuer and U.S. Bank National Association, as trustee and paying agent (the “Trustee”) will enter into an indenture in respect of the Convertible Notes (the “Indenture”), substantially in the form attached hereto as Exhibit A.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

Section 1. Subscription and Assignment.

(a) Subject to the terms and conditions hereof, effective upon delivery of the Stockholder Consent (as defined in the Transaction Agreement, as the same exists on the date hereof as provided to Subscriber) to the Issuer and the Subscriber, the Subscriber hereby agrees to subscribe for and purchase, and the Issuer hereby agrees to issue and sell to the Subscriber, at the Closing (as defined below), the Convertible Notes in a minimum aggregate principal amount of $100 million (such subscription and issuance, the “Subscription”); provided that upon satisfaction of the conditions set forth in Appendix A hereto, the amount of the Subscription shall increase, at the election of the Issuer and Getaround, as provided in Appendix A..

(b) In consideration for the Subscriber’s agreement to the Subscription hereunder:

(i)

Commitment Fee. The Issuer agrees to issue, within 100 trading days following the Closing Date, a number of warrants (the “Note Warrants”) in substantially the same form as the Public Warrants (as defined in the warrant agreement, dated as of March 4, 2021, by and among the Issuer and Continental Stock Transfer & Trust Company (the “Warrant Agreement”)), each representing the right to purchase one share of Class A Common Stock (as defined below), that are exercisable for shares of Class A Common Stock having an aggregate value equal to $3,500,000, based upon a value of $1.25 per Note Warrant (the “Note Warrant Value”); provided that the Note Warrant Value shall be adjusted upward or downward to reflect the volume weighted average trading price (“VWAP”) reported by Bloomberg LP (subject to customary proportionate adjustments affecting the outstanding shares of Class A Common Stock) of the equivalent publicly-traded warrants of the Issuer during the 90 trading days following the Closing Date, subject to a maximum upward or downward adjustment of $0.75 per Note Warrant. The Note Warrants and shares of Class A Common Stock issuable upon exercise thereof shall have the same registration rights as the Underlying Shares as set forth in Section 5 hereof. Notwithstanding the foregoing, the Issuer shall have the right to pay cash in lieu of issuing the Note Warrants to the Subscriber; provided that such cash amount shall be equal to $3,500,000.

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(ii)

Backstop Fee. The Issuer agrees to pay to the Subscriber within 100 trading days following the Closing Date (the “Backstop Fee Payment Deadline”), a fee equal to $5.25 million (the “Backstop Fee”); provided that if, from the date of this Convertible Note Subscription Agreement until 30 days after the first public filing of the proxy statement or Registration Statement on Form S-4, as applicable, relating to the approval of the Business Combination and related matters (the “PIPE Offering Period”), the Issuer enters into subscription agreements with PIPE Investors for the purchase of up to $75 million PIPE Investor Convertible Notes in accordance with the provisions of Appendix A hereto, then the Backstop Fee payable to the Subscriber will be reduced by an amount equal to 3% of the purchase price of the PIPE Investor Convertible Notes subscribed for by such PIPE Investors during the PIPE Offering Period, and the amount of such reduction will be paid to such PIPE Investors in lieu of payment of such amount to the Subscriber; provided that for purposes of this Convertible Note Subscription Agreement any such fee paid to PIPE Investors will not be treated as a discount to the applicable purchase price of Class A Common Stock purchased by such PIPE Investor in the PIPE Transactions and therefore will not trigger a PIPE Adjustment (as defined herein).

(c) The Issuer hereby expressly covenants and agrees that the Purchase Price shall be used (i) to cause Getaround to prepay, contemporaneously with the Closing, all amounts outstanding under, and terminate, the credit agreement, dated October 7, 2021, among Getaround, Deutsche Bank AG, London Branch, as lead arranger, the lenders party thereto, Lucid Agency Services Limited, as administrative agent, and Lucid Trustee Services Limited, as collateral agent (as amended, the “Existing Facility Agreement”), and terminate any and all liens thereunder, (ii) to pay, contemporaneously with the Closing, (A) the fees and expenses of the Issuer relating to the offer, sale and issuance of the Convertible Notes, and (B) the Parent Transaction Costs and the Company Transaction Costs (each as defined in the Transaction Agreement) and (iii) for general corporate purposes.

Section 2. Closing.

(a) The consummation of the Subscription contemplated hereby (the “Closing”) shall be contingent on, and occur following, the Business Combination and substantially concurrently with the consummation of the Transactions.

(b) The Issuer shall use commercially reasonable efforts to notify the Subscriber of the anticipated Closing Date at least ten (10) days prior to such date. At least five (5) Business Days prior to the anticipated Closing Date, the Issuer shall deliver written notice to the Subscriber (the “Closing Notice”) specifying (i) the anticipated Closing Date and (ii) the wire instructions for delivery of the Purchase Price to the Issuer. No later than one (1) Business Day prior to the anticipated Closing Date, the Subscriber shall deliver the Purchase Price for the Convertible Notes by wire transfer of United States dollars in immediately available funds to the account specified by the Issuer in the Closing Notice, such funds to be held in escrow by the Issuer until the Closing, and deliver to the Issuer such information as is reasonably requested in the Closing Notice in order for the Issuer to issue and deliver the Convertible Notes. Upon satisfaction (or, if applicable, waiver) of the conditions set forth in this Section 2, at the Closing (1) the Purchase Price shall be released from escrow automatically, and without further action by the Issuer or the Subscriber, and (2) the Issuer shall procure the delivery to the Subscriber (or its assigns) of the Convertible Notes in book entry form pursuant to the DWAC procedures of The Depository Trust Company (“DTC”),

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which will act as securities depository for the Convertible Notes, free and clear of any liens or other restrictions (other than those arising under the Indenture, this Convertible Notes Subscription Agreement or state or federal securities laws), in the name of one or more custodians designated by the Subscriber (which custodians shall have properly posted such DWAC for release by the trustee under the Indenture through the facilities of DTC). The Issuer shall make the Convertible Notes eligible with the DTC, and obtain CUSIPs for the Convertible Notes, on or prior to the Closing Date. In the event that the consummation of the Transactions does not occur within one (1) Business Day after the anticipated Closing Date specified in the Closing Notice (the “Closing Outside Date”), unless otherwise agreed to in writing by the Issuer and the Subscriber, the Issuer shall promptly (but in no event later than two (2) Business Days after the Closing Outside Date) cause the return of the funds so delivered by the Subscriber to the Issuer by wire transfer in immediately available funds to the account specified by the Subscriber. Notwithstanding such return or cancellation, (x) a failure to close on the anticipated Closing Date shall not, by itself, be deemed to be a failure of any of the conditions to Closing set forth in this Section 2 to be satisfied or waived on or prior to the Closing Date, and (y) unless and until this Convertible Note Subscription Agreement is terminated in accordance with Section 6 herein, the Subscriber shall remain obligated (A) to redeliver funds to be held in escrow by the Issuer following the Issuer’s delivery to the Subscriber of a new Closing Notice no later than five (5) Business Days prior to the new anticipated Closing Date, following receipt of which the Subscriber shall redeliver no later than one (1) Business Day prior to the new anticipated Closing Date the Purchase Price for the Convertible Notes by wire transfer of United States dollars in immediately available funds to the account specified by the Issuer in the new Closing Notice, such funds to be held in escrow by the Issuer until the Closing, and (B) to consummate the Closing upon satisfaction of the conditions set forth in this Section 2. For the purposes of this Convertible Note Subscription Agreement, “Business Day” means any day other than a Saturday, Sunday or any other day on which commercial banks are required or authorized to close in the State of New York.

(c) The Closing shall be subject to the satisfaction, or valid waiver in writing by each of the parties hereto, of the conditions that, on the Closing Date:

(i)

(x) no suspension of the offering or sale or trading of the Issuer’s Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) shall have been initiated or, to the Issuer’s knowledge, threatened by the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) and be continuing and (y) the shares of Class A Common Stock underlying the Convertible Notes (the “Underlying Shares”) shall have been approved for listing on the NYSE, subject to official notice of issuance;

(ii)

all conditions precedent to the closing of the Transactions set forth in the Transaction Agreement shall have been satisfied (as determined by the parties to the Transaction Agreement) or waived by the party allowed to waive such condition precedent pursuant to the terms of the Transaction Agreement (other than those conditions which, by their nature, are to be satisfied at the closing of the Transactions pursuant to the Transaction Agreement or by the Closing itself, but subject to their satisfaction or valid waiver at the closing of the Transactions), and the closing of the additional Transactions shall occur substantially concurrently with or immediately following the Closing; and

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(iii)

no court of competent jurisdiction or governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the consummation of the Transactions contemplated hereby illegal or otherwise restraining, prohibiting or enjoining consummation of the transactions contemplated hereby, and no such governmental authority shall have instituted a proceeding seeking to impose any such restraint or prohibition.

(d) In addition to the conditions set forth in Section 2(c), the obligation of the Issuer to consummate the Closing shall be subject to the satisfaction or valid waiver by the Issuer of the additional conditions that, on the Closing Date:

(i)

all representations and warranties of the Subscriber contained in this Convertible Note Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Subscriber Material Adverse Effect (as defined below), which representations and warranties shall be true and correct in all respects) at and as of the Closing Date (unless they specifically speak as of an earlier date, in which case they shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Subscriber Material Adverse Effect (as defined below), which representations and warranties shall be true and correct in all respects) as of such date), other than, in each case, failures to be true and correct that would not result, individually or in the aggregate, in a Subscriber Material Adverse Effect (as defined below); and

(ii)

the Subscriber shall have performed, satisfied or complied in all material respects with all covenants and agreements required by this Convertible Note Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing, except where the failure of such performance, satisfaction or compliance would not result, individually or in the aggregate, in a Subscriber Material Adverse Effect (as defined below).

(e) In addition to the conditions set forth in Section 2(c), the obligation of the Subscriber to consummate the Closing shall be subject to the satisfaction or valid waiver by the Subscriber of the additional conditions that, on the Closing Date:

(i)

(A) all representations and warranties of the Issuer contained in this Convertible Note Subscription Agreement (other than in Sections 3(b) and 3(l)) shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Issuer Material Adverse Effect (as defined below), which representations and warranties shall be true and correct in all respects) at and as of the Closing Date (unless they specifically speak as of an earlier date, in which case they shall be true and correct in all material respects (other than representations and warranties that are qualified as to Issuer Material Adverse Effect, which representations and warranties shall be true and correct in all respects) as of such date); and (B) all representations and warranties of the Issuer contained in Sections 3(b) and 3(l)) shall be true and correct;

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(ii)

the Issuer shall have performed, satisfied or complied in all material respects with all covenants and agreements required by this Convertible Note Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing; provided, that this condition shall be deemed satisfied unless written notice of such noncompliance is provided by the Subscriber to the Issuer and the Issuer fails to cure such noncompliance in all material respects within five (5) Business Days of receipt of such notice;

(iii)

(A) all conditions precedent to the consummation of the Transactions set forth in the Transaction Agreement shall have been satisfied or waived by the party allowed to waive such condition precedent pursuant to the terms of the Transaction Agreement (other than those conditions that may only be satisfied or waived at the consummation of the Transactions, but subject to satisfaction or waiver by such party of such conditions as of or prior to the consummation of the Transactions) and (B) the Transaction Agreement (as the same exists on the date hereof as provided to Subscriber) shall not have been amended, modified or waived by the Issuer in a manner that would reasonably be expected to materially and adversely affect the economic benefits that the Subscriber would reasonably expect to receive under this Convertible Note Subscription Agreement, provided that any amendment or modification to the Transaction Agreement which amends or modifies the Base Purchase Price, the Aggregate Merger Consideration or the Closing Merger Consideration (each as defined therein as of the date hereof) without the prior written consent of the Subscriber shall constitute a failure to satisfy the condition set forth in this subparagraph (iii)(B);

(iv)

none of the Issuer, Merger Sub I, Merger Sub II, Getaround and their respective subsidiaries shall have entered into any subscription or other agreement, including through amendment, waiver or modification of the terms of an existing subscription or other agreement, after the date hereof for any issuance of any indebtedness that is convertible, exchangeable or exercisable into equity securities (“Convertible Debt Instruments”) except as to any amendments or modifications of the Bridge Notes such as would not cause any change to the Aggregate Merger Consideration (each as defined in the Transaction Agreement as the same exists on the date hereof as provided to Subscriber); provided that this Convertible Note Subscription Agreement shall not prohibit any issuance of, or agreement for the issuance of, (A) PIPE Investor Convertible Notes (as defined in Appendix A hereto) up to an aggregate principal amount of $75 million, and (B) Convertible Debt Instruments of Getaround sold and issued after the date hereof, for cash consideration, which are mandatorily convertible into a portion of the Closing Merger Consideration (as defined in the Transaction Agreement as the same exists on the date hereof as provided to Subscriber) pursuant to and in accordance with the Transaction Agreement on or prior to the Closing Date (“New Getaround Bridge Notes”);

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(v)

none of the Issuer, Merger Sub I, Merger Sub II, Getaround and their respective subsidiaries shall have entered into any agreement, including through amendment, waiver or modification of the terms of an existing agreement, after the date hereof to incur any non-convertible indebtedness for borrowed money; provided that this Convertible Note Subscription Agreement shall not prohibit the incurrence of (A) up to $50 million in non-convertible indebtedness that (I) has an economic yield to the lender, in its capacity as such, based on all economic interests of the lender thereunder (including any original issue discount, interest, fees or reimbursements paid by the borrower), of no more than 10% per annum and (II) which is fully repaid and canceled on or prior to the Closing Date out of the proceeds of the PIPE Transactions, New Getaround Bridge Notes, cash remaining in the Trust Account on the Closing Date, or any combination thereof (“Permitted Non-Convertible Debt”); and (B) accrued expenses and current accounts payable incurred in the ordinary course of business and consistent with past practice;

(vi)

there shall not have occurred any Parent Material Adverse Effect (as defined in the Transaction Agreement as the same exists on the date hereof as provided to Subscriber) or Issuer Material Adverse Effect (as defined below);

(vii)

(i) the Indenture and the Security Documents (as defined in the Indenture) shall have been executed by the applicable parties thereto in form and substance reasonably satisfactory to the Subscriber; and (ii) there shall be no Default or Event of Default (each as defined in the Indenture) under the Indenture as of the Closing Date on a pro forma basis after giving effect to the Transactions;

(viii)

the Issuer and Getaround shall have raised at least $50 million in aggregate gross proceeds through a combination of: (A) gross proceeds from the PIPE Transactions, provided that if the PIPE Transactions involve an issuance by the Issuer of Class A Common Stock (or securities convertible into Class A Common Stock) at an issue price or conversion price of less than $10.00 per share (giving effect to any stock splits, dividends, combinations, recapitalizations or similar events) (the “Threshold PIPE Price”), then on the Closing Date the Underlying Shares, Convertible Notes or Conversion Price (as defined in the Indenture), or any combination thereof, shall be adjusted equitably to prevent diminution of the economic interest the Subscriber would otherwise have received in the Issuer upon conversion of the Convertible Notes as of the Closing if the securities issued in the PIPE Transactions had been issued at the Threshold PIPE Price, which equitable adjustment may be reflected by means of (or combination of), without duplication, the issuance, transfer or forfeiture of securities by the Issuer,

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Getaround, security holders of Getaround or InterPrivate Acquisition Management II, LLC, subject to the reasonable determination of the Subscriber (a “PIPE Adjustment”); (B) cash remaining in the Trust Account (as defined below) at the Closing Date after any redemptions of Class A Common Stock by the Issuer’s stockholders in connection with the Business Combination; and (C) gross cash proceeds from an offering of Convertible Debt Instruments of Getaround after the date hereof that are mandatorily exchangeable for Class A Common Stock of the Issuer on or prior to the Closing Date; provided that if such Convertible Debt Instruments are exchanged for Class A Common Stock at an issue price or conversion price less than the Threshold PIPE Price, the Subscriber will be entitled to a PIPE Adjustment;

(ix)

the Issuer shall have promptly notified the Subscriber in the event of any amendment or modification to the condition set forth in Section 8.02(f) of the Transaction Agreement (as the same exists on the date hereof as provided to Subscriber) that has the effect of reducing the minimum amount of cash set forth therein;

(x)

the Subscriber shall have received an opinion of Greenberg Traurig, LLP, special counsel to the Issuer, dated the Closing Date and addressed to the Subscriber, in form and substance reasonably satisfactory to the Subscriber and its counsel, and including customary assumptions, with respect to: (A) the enforceability of the Indenture, the Security Documents, the Convertible Notes and the guarantees thereof against the Issuer and the guarantors, respectively; (B) the execution and delivery by the Issuer and the guarantors of the Indenture, the Convertible Notes and the Security Documents, as applicable, and the performance by the Issuer and the guarantors of the Indenture, the Convertible Notes and the Security Documents, as applicable will not breach or result in a default under any material agreement included as an exhibit to the SEC Documents to which the Issuer or any of its subsidiaries is a party prior to the Closing; (C) the absence of defaults or violations of New York law, Delaware law or federal law or regulation, or any order known to such counsel issued by any court or governmental authority acting pursuant to federal or New York or Delaware statute, resulting from the execution and delivery of the Indenture the Convertible Notes and the Security Documents, as applicable and the issuance of the Convertible Notes by the Issuer in accordance with the terms of the Indenture; (D) the absence of required consents, approvals, authorizations, orders, filings, registrations or qualifications of or with any federal or New York State or Delaware State governmental agency or body in connection with the execution and delivery by the Issuer and the guarantors of the Indenture, the Convertible Notes and the Security Documents, as applicable, and the issuance of the Convertible Notes by the Issuer in accordance with the terms of the Indenture or the performance by the Issuer of its payment obligations under the Indenture; (E) none of the Issuer and the guarantors being an “investment company” within the meaning of, and

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subject to regulation under, the Investment Company Act of 1940, as amended; and (F) assuming compliance by the Subscriber and with the provisions of this Convertible Note Subscription Agreement, (I) the exemption from registration of the offer and sale of the Convertible Notes under the Securities Act of 1933, as amended (the “Securities Act”), as contemplated by this Convertible Note Subscription Agreement, and (II) the exemption from qualification of the Indenture under the Trust Indenture Act of 1939, as amended;

(xi)

the Subscriber shall have received (A) a certificate or certificates signed by any two officers of the Issuer, dated the Closing Date, in which each such officer shall state that the conditions set forth in Section 2(e)(i) through Section 2(e)(viii) are satisfied as of the Closing Date and (B) a certificate or certificates signed by any two officers of Getaround, dated the Closing Date, in which each such officer shall state that, that the execution and delivery by the Issuer and the guarantors of the Indenture, the Convertible Notes and the Security Documents, as applicable, and the performance by the Issuer and the guarantors of the Indenture, the Convertible Notes and the Security Documents, as applicable will not breach or result in a default under any material agreement to which Getaround or any of its subsidiaries is a party as of the Closing Date; and

(xii)

provided the Transactions are consummated, the Issuer shall have reimbursed the reasonable and documented out-of-pocket fees and expenses of Weil, Gotshal & Manges LLP, as counsel to the Subscriber, to the extent invoiced at least one (1) Business Day prior to the Closing Date, up to a maximum amount to be agreed upon by the Issuer and the Subscriber on or prior to the date hereof.

(f) Prior to or at the Closing, (i) the Subscriber shall deliver all such other information and shall take all such actions as is reasonably requested by the Issuer in order for the Issuer to deliver the Convertible Notes to the Subscriber and (ii) the Issuer shall take all such actions as is reasonably requested by the Subscriber (including providing relevant instructions to the Trustee for the Convertible Notes) in order to deliver the Convertible Notes to the Subscriber.

(g) The Issuer and the Subscriber agree that, notwithstanding the use of the word “shall” or other language of obligation, the provisions of Section 2 hereof represent conditions to the Closing and do not constitute representations, warranties or covenants of any party. Accordingly, the parties shall not assert that the failure to satisfy any condition in Section 2 (or that the occurrence or non-occurrence of any event referred to therein), absent a breach of any other section of this Agreement, constitutes a breach of this Agreement.

Section 3. Issuer Representations and Warranties. For purposes of this Section 3, the term “Issuer” shall refer to (i) the Issuer as of the date hereof, and (ii) for purposes of the representations contained in subsections (f), (g), (h) and (k) of this Section 3 and to the extent other representations and warranties are made as of the Closing Date, the combined company after giving effect to the Transactions as of the Closing Date. The Issuer represents and warrants to the Subscriber, as of the date of this Convertible Note Subscription Agreement, that:

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(a) The Issuer (i) is duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation, (ii) has the requisite power and authority to own, lease and operate its properties, to carry on its business as it is now being conducted and to enter into, deliver and perform its obligations under this Convertible Note Subscription Agreement, and (iii) is duly licensed (if applicable) or qualified to conduct its business and, if applicable, is in good standing under the laws of each jurisdiction (other than its jurisdiction of incorporation) in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, except, with respect to the foregoing clause (iii), where the failure to be in good standing would not reasonably be expected to have an Issuer Material Adverse Effect. For purposes of this Convertible Note Subscription Agreement, an “Issuer Material Adverse Effect” means (i) an event, change, development, occurrence, condition or effect which would have a material adverse effect on the business, financial condition or results of operations of the Issuer and its subsidiaries, taken as a whole (after giving effect to the transactions hereunder and under the Transaction Agreement), or (ii) prevents or materially impairs the ability of the Issuer to timely perform its obligations under this Convertible Note Subscription Agreement or the Transaction Agreement, including the issuance and sale of the Convertible Notes.

(b)

(i)

As of the date hereof, and immediately prior to the consummation of the Business Combination, the entire authorized share capital of the Issuer consists of 380,000,000 shares of Class A Common Stock, par value $0.0001 per share, 20,000,000 shares of Class B common stock, par value $0.0001 per share (“Class B Common Stock” and, together with Class A Common Stock, “Common Stock”), and 1,000,000 shares of preferred stock, par value $0.0001 per share (“Preferred Stock”). As of the Closing Date and immediately after the consummation of the Business Combination, the entire authorized share capital of the Issuer will consist of 1,000,000,000 shares of Class A Common Stock and 20,000,000 shares of Preferred Stock.

(ii)

As of May 10, 2022 and immediately prior to consummation of the Business Combination: (A) no shares of Preferred Stock are issued and outstanding; (B) 6,334,656 public units (the “Public Units”) are issued and outstanding, 6,334,656 shares of Class A Common Stock and 1,226,931 Public Warrants are issuable in respect of the Public Units (the “Public Underlying Warrants”), and 1,226,931 shares of Class A Common Stock are issuable in respect of the Public Underlying Warrants; provided that, to the extent the Public Units are split into their constituent shares of Class A Common Stock and Public Underlying Warrants prior to the Closing Date, the number of outstanding Public Units will decrease by the number of Public Units split, the number of shares of Class A Common Stock outstanding will increase by the number of Public Units split, and the number of outstanding Public Warrants will increase by one-fifth of the number of Public Units split; (C) 3,908,053 Public Warrants are issued and outstanding; (D) 4,616,667 private placement warrants (“Private Placement Warrants”) are issued and outstanding and 4,616,667 shares of Class A Common Stock are issuable in

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respect of such private placement warrants; (E) 19,740,344 shares of Class A Common Stock are issued and outstanding; (F) 6,468,750 shares of Class B Common Stock are issued and outstanding; (G) up to 1,000,000 warrants, each exercisable to purchase one whole share of Class A Common Stock at an exercise price of $11.50 per share, are issuable in satisfaction of up to $1,500,000 in working capital loans as described in the SEC Reports (the “Working Capital Warrants”), provided the Issuer represents that it will satisfy any such working capital loans in full by payment of cash contemporaneously with the Closing in lieu of issuance of such Working Capital Warrants; and (H) no shares of Common Stock were subject to issuance upon exercise of outstanding options. No warrants are exercisable prior to the Closing.

(iii)

In connection with and upon consummation of the Transactions, (A) there will be no agreements or arrangements that would result in the issuance of additional shares of Common Stock, other than: (I) pursuant to the Convertible Notes; (II) pursuant to the PIPE Investor Convertible Notes, if any; (III) upon splitting of the Public Units into Class A Common Stock and Public Warrants; (IV) pursuant to the Public Warrants; (V) pursuant to the Private Placement Warrants; (VI) up to 6,209,029 shares of Class A Common Stock in respect of unvested out-of-the-money Class A Common Stock options and restricted Class A Common Stock units of the Issuer issuable to holders of Getaround unvested out-of-the-money common stock options and restricted stock units by conversion thereof pursuant to the Transaction Agreement, as set forth more particularly on Schedule 3(b)(iii) hereof; (VII) the Equity Incentive Plan and the Employee Stock Purchase Plan (each as defined in the Transaction Agreement as the same exists on the date hereof as provided to Subscriber); and (VIII) the vesting of the Earnout Shares (as defined in the Transaction Agreement) in favor of securityholders of Getaround in seven tranches as follows upon the VWAP of the Class A Common Stock equaling or exceeding the respective price per share for any twenty trading days within a period of thirty consecutive trading days: (a) 4.5 million shares of Class A Common Stock at $13.50 per share; (b) 4.5 million shares of Class A Common Stock at $17.00 per share; (c) 6.0 million shares of Class A Common Stock at $25.00 per share; (d) 7.5 million shares of Class A Common Stock at $30.00 per share; (e) 7.5 million shares of Class A Common Stock at $37.00 per share; (f) 7.5 million shares of Class A Common Stock at $46.00 per share; and (g) 7.5 million shares of Class A Common Stock at $55.00 per share (each of the foregoing prices as adjusted for any stock splits, dividends, combinations, recapitalizations or similar events); (B) any convertible debt, warrants or preferred equity of Getaround outstanding as of the date of this Convertible Note Subscription Agreement will either be converted into a portion of the Closing Merger Consideration or be forfeited on or prior to the Closing Date; and (C) any shares of Class B Common Stock of the Issuer outstanding as of the date of this Convertible Note Subscription Agreement will either be converted into shares of Class A Common Stock or forfeited on or prior to the Closing Date.

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(iv)

As of the date hereof, the Issuer had no outstanding long-term indebtedness and will not have any long-term indebtedness immediately prior to the Closing Date. The Issuer’s pro forma indebtedness for borrowed money upon consummation of the Transactions will consist solely of the Convertible Notes, the PIPE Investor Convertible Notes, if any, and the amounts outstanding under the PGE Facility (as defined in the Indenture) as of the date of this Convertible Note Subscription Agreement.

(v)

All (A) issued and outstanding Class A Common Stock and Class B Common Stock has been duly authorized and validly issued, is fully paid and non-assessable and is not subject to preemptive rights and (B) the issued and outstanding warrants to purchase Class A Common Stock constitute legal, valid and binding obligations of the Issuer, enforceable against the Issuer in accordance with their terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies.

(vi)

As of the Closing Date, the Underlying Shares will be duly authorized and, when issued upon conversion of the Convertible Notes, will be validly issued, fully paid and non-assessable and will not have been issued in violation of any preemptive rights created under the Issuer’s certificate of incorporation or bylaws (as adopted on or prior to the Closing Date), by any contract to which the Issuer is a party or by which it is bound, or under the laws of its jurisdiction of incorporation.

(vii)

As of the date hereof, except as set forth above and pursuant to this Convertible Note Subscription Agreement, the PIPE Subscription Agreements (if any) and the Transaction Agreement (as the same exists on the date hereof as provided to Subscriber), there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Issuer any Common Stock or other equity interests in the Issuer (collectively, “Equity Interests”) or securities convertible into or exchangeable or exercisable for Equity Interests.

(viii)

As of the date hereof, the Issuer has no subsidiaries and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated, in each case, excluding Merger Sub I and Merger Sub II. There are no stockholder agreements, voting trusts or other agreements or understandings to which the Issuer is a party or by which it is bound relating to the voting of any Equity Interests, other than as contemplated by the Transaction Agreement (as the same exists on the date hereof as provided to Subscriber) or disclosed in the SEC Reports. There are no securities or instruments issued by or to which the Issuer is a party containing anti-dilution or similar provisions that will be triggered by the issuance of (i) the Convertible Notes or (ii) any Underlying Shares.

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(c) This Convertible Note Subscription Agreement has been duly authorized, executed and delivered by the Issuer, and assuming the due authorization, execution and delivery of the same by the Subscriber, this Convertible Note Subscription Agreement constitutes the valid and legally binding obligation of the Issuer, enforceable against the Issuer in accordance with its terms, except as such enforceability, including rights of indemnification, may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies.

(d) The Convertible Notes have been duly authorized by all necessary corporate action of the Issuer, and, on the Closing Date, the Indenture will be duly authorized, executed and delivered by the Issuer. When issued and sold against receipt of the consideration therefor, the Convertible Notes will be valid and legally binding obligations of the Issuer, enforceable in accordance with their terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors generally and by the availability of equitable remedies, and will not have been issued in violation of any preemptive rights created under the Issuer’s organizational documents or the laws of its jurisdiction of incorporation. The Indenture, when duly authorized, executed and delivered by the Trustee, will constitute a legal, valid and binding obligation of the Issuer and the guarantors thereunder, enforceable against the Issuer and the guarantors, respectively, in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors generally and by the availability of equitable remedies. Each Security Document has been, or prior to the execution thereof at the times contemplated in the Indenture, will be duly authorized by the relevant security grantor and will, once it has been duly executed and delivered by the relevant security grantor and the other parties thereto, create or confirm, as applicable, legal, valid and binding first-ranking security interests that each Security Document purports to create for the benefit of the secured parties named therein subject to the perfection actions to be taken in accordance with and pursuant to the respective Security Document, in each case subject to the terms set forth in such Security Document. On or prior to the Closing Date, the relevant security grantor under each Security Document will own the relevant Collateral (as defined in the Indenture) covered by such Security Document free and clear of any security interest, mortgage, pledge, lien, encumbrance or claim, other than as permitted under the Indenture, except for any security interest, mortgage, pledge, lien, encumbrance or claim related to the Existing Facility Agreement, which will be released and discharged at Closing.

(e) The execution and delivery of this Convertible Note Subscription Agreement and the Indenture, the issuance and sale of the Convertible Notes, the issuance and delivery of Underlying Shares upon conversion of the Convertible Notes in accordance with the terms of the Indenture and the compliance by the Issuer with all of the provisions of this Convertible Note Subscription Agreement and the Indenture and the consummation of the transactions contemplated herein and therein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Issuer pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Issuer is a party or by which the Issuer is bound or to which any of the

13

property or assets of the Issuer is subject; (ii) the organizational documents of the Issuer; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body having jurisdiction over the Issuer or any of its properties that, in the case of clauses (i) and (iii), would reasonably be expected to have an Issuer Material Adverse Effect, or have a material adverse effect on the Issuer’s ability to consummate the transactions contemplated hereby, including the issuance and sale of the Convertible Notes.

(f) Assuming the accuracy of the representations and warranties of the Subscriber set forth in Section 4 of this Convertible Note Subscription Agreement, the Issuer is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization (including NYSE) or other person in connection with the execution, delivery and performance of this Convertible Note Subscription Agreement (including, without limitation, the issuance of the Convertible Notes and the Underlying Shares), other than (i) filings required by applicable state securities laws, (ii) the filing of the Registration Statement pursuant to Section 5 below, (iii) those required by the SEC or NYSE, including with respect to obtaining stockholder and NYSE approval, (iv) those required to consummate the Transactions as provided under the Transaction Agreement, (v) the filing of notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, if applicable, and (vi) any consent, waiver, authorization, order, notice, filing or registration the failure of which to make or obtain would not be reasonably likely to have an Issuer Material Adverse Effect or have a material adverse effect on the Issuer’s ability to consummate the transactions contemplated hereby, including the issuance and sale of the Convertible Notes.

(g) Assuming the accuracy of the Subscriber’s representations and warranties set forth in Section 4 of this Convertible Note Subscription Agreement, no registration under the Securities Act, is required for the offer and sale of the Convertible Notes by the Issuer to the Subscriber and the issuance of the Underlying Shares to the Subscriber, and the Convertible Notes and the Underlying Shares are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws. The Convertible Notes are not, and following the Closing, will not be, subject to any Transfer Restriction. The term “Transfer Restriction” means any condition to or restriction on the ability of the Subscriber or any other holder of the Convertible Notes to pledge, sell, assign or otherwise transfer the Convertible Notes under any organizational document, policy or agreement of, by or with the Issuer, but excluding the restrictions on transfer to be described in the Indenture and Section 4(e) of this Convertible Notes Subscription Agreement with respect to the status of the Convertible Notes and the Underlying Shares as “restricted securities” pending, with respect to the Underlying Shares, registration of the Underlying Shares for resale under the Securities Act, in accordance with the terms of this Convertible Notes Subscription Agreement.

(h) Neither the Issuer nor any person acting on its behalf has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with any offer or sale of the Convertible Notes.

(i) The Issuer has not entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other person to any broker’s or finder’s fee or any other commission or similar fee in connection with the sale of the Convertible Notes for which the Subscriber could become liable. No broker or finder is entitled to any brokerage or finder’s fee or commission solely in connection with the sale of the Convertible Notes to the Subscriber.

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(j) As of their respective dates or, if amended or restated, as of the date of such amendment or restatement, all reports required to be filed by the Issuer with the SEC (such reports, the “SEC Reports”) complied in all material respects with the applicable requirements of the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations of the SEC promulgated thereunder, and none of the SEC Reports, when filed or, if amended or restated, as of the date of such amendment or restatement, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. On April 12, 2021, the staff of the SEC (the “SEC Staff”) issued a public statement entitled “Staff Statement on Accounting and Reporting Considerations for Warrants issued by Special Purpose Acquisition Companies (“SPAC”)” (the “SEC Staff Statement”). In the SEC Staff Statement, the SEC Staff expressed its view that certain terms and conditions common to SPAC warrants may require the warrants to be classified as liabilities on the SPAC’s balance sheets as opposed to equity. As a result of the SEC Staff Statement, the Issuer required additional time to evaluate and review with Marcum LLP, its independent registered accounting firm, the Issuer’s balance sheet as of March 9, 2021, the closing date of its initial public offering (the “Post-IPO Balance Sheet”), and its financial statements for the quarterly periods ended March 31, 2021, June 30, 2021 and September 30, 2021, and, as such, the Issuer was unable to file its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2021, June 30, 2021 and September 30, 2021 (the “Forms 10-Q”) on a timely basis. Following review of the SEC Staff Statement, the Issuer reevaluated the accounting treatment of its private warrants as equity, and concluded that, based on the SEC Staff Statement, the private warrants should be, and should previously have been, classified as a liability measured at fair value, with non-cash fair value adjustments recorded in earnings at each reporting period. In addition, as described in the SEC Reports, in light of comment letters from the SEC to other issuers, the Issuer reevaluated the accounting classification of its Class A Common Stock (the “Public Shares”), which had been classified as permanent equity, and determined that the Public Shares include certain provisions that require classification of all of the Public Shares as temporary equity, resulting in the Issuer restating in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, filed with the SEC on November 22, 2022, the following previously filed financial statements of the Issuer: (i) the audited balance sheet as of March 9, 2021, as previously revised in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020, filed with the SEC on July 23, 2021 (the “Q1 Form 10-Q”), (ii) the unaudited interim financial statements included in the Q1 Form 10-Q, and (iii) the unaudited interim financial statements included in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021, filed with the SEC on August 18, 2021. Except as described in the SEC Reports, the financial statements of the Issuer included in the SEC Reports were prepared in accordance with accounting principles generally accepted in the United States of America, consistently applied and, other than as stated herein, comply in all material respects with the rules and regulations of the SEC with respect thereto as in effect at the time of filing or, if amended or restated, as of the date of such amendment or restatement, and fairly present in all material respects the financial position of the Issuer as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments and in the absence of

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certain footnotes and other presentation items as permissible under GAAP. Notwithstanding the foregoing, no representation or warranty is made as to any statement or information in the SEC Reports that relates to (i) the topics referenced in the SEC Staff Statement, (ii) the classification of shares of Class A Common Stock as permanent or temporary equity, or (iii) any subsequent guidance, statements or interpretations issued by the SEC Staff, whether formally or informally, publicly or privately, including guidance, statements or interpretations relating to the foregoing or to other accounting matters, including matters relating to initial public offering securities or expenses (collectively, the “SEC Guidance”), and no correction, amendment or restatement of any of the SEC Reports due to the SEC Guidance will be deemed to be a breach of any representation or warranty herein by the Issuer. Except as described herein, the Issuer timely filed each report, statement, schedule, prospectus, and registration statement that the Issuer was required to file with the SEC since inception. A copy of each SEC Report is available to the Subscriber via the SEC’s EDGAR system. There are no outstanding or unresolved comments in comment letters received by the Issuer from the staff of the Division of Corporation Finance of the SEC with respect to any of the SEC Reports.

(k) The Class A Common Stock of the Issuer is registered pursuant to Section 12(b) of the Exchange Act, and listed for trading on the NYSE under the symbol “IPVA” (it being understood that the trading symbol will be changed in connection with the Transactions). There is no suit, action, proceeding or investigation pending or, to the knowledge of the Issuer, threatened against the Issuer by the NYSE or the SEC, respectively, to prohibit or terminate the listing of the shares of Class A Common Stock on the NYSE or to deregister such class of shares under the Exchange Act. The Issuer has taken no action that is designed to terminate the registration of the Class A Common Stock under the Exchange Act. The Issuer will file a supplemental listing application with the NYSE for the number of Underlying Shares issuable upon conversion of (x) Convertible Notes to be issued on the Closing Date and (y) the PIK Notes issuable assuming the Issuer elects PIK Interest for all Interest Periods (each such term as defined in the Indenture), and such application has been, or prior to Closing will be, approved by NYSE.

(l) Other than (i) the PIPE Subscription Agreements, (ii) the Transaction Agreement (as the same exists on the date hereof as provided to Subscriber) and any other agreement contemplated thereby, (iii) any agreements or arrangements with any investors of the Issuer pursuant to which such investor agrees not to redeem its Class A Common Stock in connection with the Business Combination, (iv) any agreements or arrangements disclosed in the SEC Reports filed with the Commission as of the date hereof, (v) any side letter or similar agreement relating to (A) the transfer to any holder of securities of the Issuer by existing securityholders of the Issuer, which may be effectuated as a forfeiture to the Issuer and reissuance, or (B) securities to be issued to the direct or indirect securityholders of the Issuer or Getaround pursuant to the Transaction Agreement (as the same exists on the date hereof as provided to Subscriber) or (vi) any agreement permitted under this Convertible Note Subscription Agreement, the Issuer has not entered into any letter or similar agreement with any other investor in connection with such investor’s direct or indirect investment in the Issuer.

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(m) Except for such matters as have not had and would not reasonably be expected to have, individually or in the aggregate, an Issuer Material Adverse Effect or have a material adverse effect on the Issuer’s ability to consummate the transactions contemplated hereby, including the issuance and sale of the Convertible Notes, as of the date of this Convertible Note Subscription Agreement, there is no (i) action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of the Issuer, threatened against the Issuer or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against the Issuer.

(n) The Issuer is in compliance with all applicable laws, except where such noncompliance would not reasonably be expected to have, individually or in the aggregate, an Issuer Material Adverse Effect. The Issuer has not received any written communication from a governmental entity alleging that the Issuer is not in compliance with or is in default or violation of any applicable law, except where such noncompliance, default or violation would not, individually or in the aggregate, reasonably be expected to have an Issuer Material Adverse Effect.

(o) The Issuer is not, and immediately after receipt of payment for the Convertible Notes will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

(p) The Issuer has not in the past nor will it hereafter take any action to sell, offer for sale or solicit offers to buy any securities of the Issuer that could result in the initial sale of the Convertible Notes as contemplated herein not being exempt from the registration requirements of Section 5 of the Securities Act, unless such offer, sale or solicitation was or shall be within the exemptions from registration available under the Securities Act.

(q) Since the Issuer’s formation, none of the Issuer, Merger Sub I, Merger Sub II nor any of their respective representatives, nor, to the Issuer’s knowledge, Getaround, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made or offered to make any unlawful payment or provided or offered to provide anything of value to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 or any other local or foreign anti-corruption or bribery law, or (iii) made any other unlawful payment. Since the Issuer’s formation, none of the Issuer, Merger Sub I, Merger Sub II nor any of their respective representatives, nor, to the Issuer’s knowledge, Getaround, has directly or knowingly indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other person who is or may be in a position to help or hinder any of the Issuer, Merger Sub I or Merger Sub II or assist any of the Issuer, Merger Sub I or Merger Sub II in connection with any actual or proposed transaction. Since the Issuer’s formation, the operations of each of the Issuer, Merger Sub I and Merger Sub II and, to the Issuer’s knowledge, Getaround, are and have been conducted at all times in compliance with money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity (as defined in the Transaction Agreement) that have jurisdiction over the Issuer, Merger Sub I, Merger Sub II or Getaround. None of the Issuer, Merger Sub I, Merger Sub II, nor any of their respective directors or officers, or any other representative acting on behalf of each of them, nor, to the Issuer’s knowledge, Getaround or its directors or officers is currently (i) identified on the specially designated nationals or other blocked person list or otherwise currently the subject or target of any sanctions administered by OFAC (as defined in the Transaction Agreement), the U.S. Department of State, or other applicable Governmental Entity, (ii) organized, resident, or located in, or a national of a comprehensively sanctioned country (currently, Cuba,

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Iran, North Korea, Syria, Russia, the “Covered Regions” of Ukraine identified pursuant to Executive Order 14065, and the Crimea region of Ukraine), or (iii) in the aggregate, fifty (50) percent or greater owned, directly or indirectly, or otherwise controlled, by one or more persons identified in (i) or (ii); and none of the Issuer or its officers or directors has directly or, knowingly, indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any subsidiary, joint venture partner or other person, in connection with any sales or operations in any country comprehensively sanctioned by OFAC or other applicable Governmental Entity (currently, Cuba, Iran, North Korea, Syria, Russia, the “Covered Regions” of Ukraine identified pursuant to Executive Order 14065, and the Crimea region of Ukraine) or for the purpose of financing the activities of any person currently subject to, or otherwise in violation of, any sanctions administered by OFAC or the U.S. Department of State or other applicable Governmental Entity in the last five (5) fiscal years. None of the Issuer, Merger Sub I, Merger Sub II, nor any of their respective directors or officers, or any other representative acting on behalf of the Issuer, Merger Sub I or Merger Sub II, nor, to the Issuer’s knowledge, Getaround or its directors or officers has engaged in any conduct, activity, or practice that would constitute a violation or apparent violation of any applicable sanctions laws administered by OFAC, the U.S. Department of State, or other applicable Governmental Entity. No Legal Proceeding (as defined in the Transaction Agreement) involving the Issuer, Merger Sub I or Merger Sub II with respect to the any of the foregoing is pending or, to the Issuer’s knowledge, threatened.

(r) The Issuer is not, and following the Business Combination is not expected to be, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Internal Revenue Code of 1986, as amended (the “Code”).

Section 4. Subscriber Representations and Warranties. The Subscriber represents and warrants to the Issuer that:

(a) The Subscriber (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or formation, and (ii) has the requisite power and authority to enter into, deliver and perform its obligations under this Convertible Note Subscription Agreement.

(b) This Convertible Note Subscription Agreement has been duly authorized, executed and delivered by the Subscriber, and assuming the due authorization, execution and delivery of the same by the Issuer, this Convertible Note Subscription Agreement constitutes the valid and legally binding obligation of the Subscriber, enforceable against the Subscriber in accordance with its terms, except as such enforceability, including rights of indemnification, may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies.

(c) The execution and delivery of this Convertible Note Subscription Agreement, the purchase of the Convertible Notes and the compliance by the Subscriber with all of the provisions of this Convertible Note Subscription Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Subscriber pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or

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instrument to which the Subscriber is a party or by which the Subscriber is bound or to which any of the property or assets of the Subscriber is subject; (ii) the organizational documents of the Subscriber; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Subscriber or any of its properties that, in the case of clauses (i) and (iii), would reasonably be expected to have a Subscriber Material Adverse Effect. For purposes of this Convertible Note Subscription Agreement, a “Subscriber Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to the Subscriber that would reasonably be expected to have a material adverse effect on the Subscriber’s ability to consummate the transactions contemplated hereby, including the purchase of the Convertible Notes.

(d) The Subscriber (i)(1) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or (2) is an “accredited investor” (as defined in Rule 501(a) under the Securities Act), (ii) is acquiring the Convertible Notes only for its own account and not for the account of others, or if the Subscriber is subscribing for the Convertible Notes as a fiduciary or agent for one or more investor accounts, each owner of such account is a qualified institutional buyer or an accredited investor and the Subscriber has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iii) is not acquiring the Convertible Notes with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act. The Subscriber is not an entity formed for the specific purpose of acquiring the Convertible Notes.

(e) The Subscriber understands that the Convertible Notes and the Underlying Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Convertible Notes and the Underlying Shares have not been registered under the Securities Act. The Subscriber understands that the Convertible Notes and the Underlying Shares may not be offered, resold, transferred, pledged or otherwise disposed of by the Subscriber absent an effective registration statement under the Securities Act, except (i) to the Issuer or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to an applicable exemption from the registration requirements of the Securities Act, and, in each of cases (ii) and (iii), in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any book-entry position or certificates representing the Convertible Notes or the Underlying Shares shall contain a notation or restrictive legend, as applicable, to such effect substantially in the form attached to the Indenture, and as a result of these transfer restrictions, the Subscriber may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the Convertible Notes or the Underlying Shares and may be required to bear the financial risk of an investment in the Convertible Notes and the Underlying Shares for an indefinite period of time. The Subscriber acknowledges and agrees that (i) the Convertible Notes and the Underlying Shares will not be eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act (“Rule 144”) until at least one year from the filing of “Form 10 information” with the Commission after the Closing Date and (ii) additional conditions to any such transaction may apply under Rule 144 and other applicable securities laws to the extent that the Subscriber is at such time, or has been at any time in the immediately preceding three months, an “affiliate” of the Issuer within the meaning of Rule 144. The Subscriber understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Convertible Notes and the Underlying Shares.

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(f) The Subscriber understands and agrees that it is purchasing the Convertible Notes and the Underlying Shares directly from the Issuer. The Subscriber further acknowledges that there have not been, and the Subscriber hereby agrees that it is not relying on, any representations, warranties, covenants or agreements made to the Subscriber by the Issuer, any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives, any other party to the Transactions or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of the Issuer expressly set forth in this Convertible Note Subscription Agreement and in the Indenture, and the Subscriber hereby represents and warrants that it is relying exclusively on its own sources of information, investment analysis and due diligence (including professional advice it deems appropriate) with respect to this offering of the Convertible Notes and the Underlying Shares, and the business, condition (financial and otherwise), management, operations, properties and prospects of the Issuer and Getaround, including but not limited to all business, legal, regulatory, accounting, credit and tax matters. The Subscriber acknowledges that certain information provided to it was based on projections, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections.

(g) The Subscriber (i) is an institutional account as defined in FINRA Rule 4512(c), (ii) is a sophisticated investor, experienced in investing in equity and convertible note transactions that are not registered under the Securities Act, and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities and (iii) has exercised independent judgment in evaluating its participation in the purchase of the Convertible Notes and the Underlying Shares. Accordingly, the Subscriber understands that the offering meets (i) the exemptions from filing under FINRA Rule 5123(b)(1)(A) and (ii) the institutional customer exemption under FINRA Rule 2111(b).

(h) The Subscriber is aware that the sale to it is being made in reliance on a private placement exemption from registration under the Securities Act and is acquiring the Convertible Notes and the Underlying Shares for its own account or for an account over which the Subscriber exercises sole discretion for another qualified institutional buyer or institutional accredited investor.

(i) In making its decision to purchase the Convertible Notes and the Underlying Shares, the Subscriber has relied solely upon independent investigation made by the Subscriber and the Issuer’s representations and warranties in Section 3 and in the Indenture. The Subscriber acknowledges and agrees that it has received such information as it deems necessary in order to make an investment decision with respect to the Convertible Notes and the Underlying Shares, including with respect to the Issuer and its subsidiaries and the Transactions. The Subscriber represents and agrees that the Subscriber and the Subscriber’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as the Subscriber and its professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Convertible Notes and the Underlying Shares. Without

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limiting the generality of the foregoing, the Subscriber acknowledges that it has reviewed the Issuer’s filings with the Commission and any disclosure documents provided by or on behalf of the Issuer in connection with the Subscription and that no statement or printed material which is contrary to the disclosure documents has been made or given to the Subscriber by or on behalf of the Issuer.

(j) The Subscriber is able to fend for itself in the transactions contemplated herein, has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of our prospective investment in the Convertible Notes and the Underlying Shares and has the ability to bear the economic risks of its prospective investment and can afford the complete loss of such investment.

(k) The Subscriber became aware of this offering of the Convertible Notes and the Underlying Shares solely by means of direct contact between the Subscriber and the Issuer or their respective representatives or affiliates, and the Convertible Notes and the Underlying Shares were offered to the Subscriber solely by direct contact between the Subscriber and the Issuer or their respective representatives or affiliates. The Subscriber has a pre-existing relationship with the Issuer. The Subscriber did not become aware of this offering of the Convertible Notes and the Underlying Shares, nor were the Convertible Notes and the Underlying Shares offered to the Subscriber, by any other means. In particular, the Subscriber did not become aware of this offering through any proxy statement. The Subscriber acknowledges that the Issuer represents and warrants that the Convertible Notes and the Underlying Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

(l) The Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Convertible Notes and the Underlying Shares, including those set forth in the SEC Reports. The Subscriber has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Convertible Notes and the Underlying Shares, and the Subscriber has had an opportunity to seek, and has sought, such accounting, legal, business and tax advice as the Subscriber has considered necessary to make an informed investment decision. The Subscriber acknowledges and agrees that neither the Issuer nor any of its affiliates has provided any tax advice to the Subscriber or made any representations or warranties or guarantees to the Subscriber regarding the tax treatment of its investment in the Convertible Notes and the Underlying Shares.

(m) The Subscriber has analyzed and considered the risks of an investment in the Convertible Notes and the Underlying Shares and determined that the Convertible Notes and the Underlying Shares are a suitable investment for the Subscriber and that the Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of the Subscriber’s investment in the Issuer. The Subscriber acknowledges specifically that a possibility of total loss exists.

(n) The Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Convertible Notes and the Underlying Shares or made any findings or determination as to the fairness of this investment.

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(o) The Subscriber is not, and is not owned or controlled by or acting on behalf of (in connection with the Transactions), a Sanctioned Person. The Subscriber is not a non-U.S. shell bank or providing banking services to a non-U.S. shell bank. The Subscriber represents that if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001 and its implementing regulations (collectively, the “BSA/PATRIOT Act”), the Subscriber maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. The Subscriber also represents that it maintains, to the extent required, either directly or through the use of a third-party administrator, policies and procedures reasonably designed for the screening of any investors against Sanctions-related lists of blocked or restricted persons and to ensure that the funds held by the Subscriber and used to purchase the Convertible Notes are derived from lawful activities. For purposes of this Convertible Note Subscription Agreement, “Sanctioned Person” means at any time any person or entity: (i) listed on any Sanctions-related list of designated or blocked or restricted persons; (ii) that is a national of, the government of, or any agency or instrumentality of the government of, or resident in, or organized under the laws of, a country or territory that is the target of comprehensive Sanctions from time to time (as of the date of this Convertible Note Subscription Agreement, Cuba, Iran, North Korea, Syria, Russia, the “Covered Regions” of Ukraine identified pursuant to Executive Order 14065, and the Crimea region of Ukraine); or (iii) owned or controlled by or acting on behalf of any of the foregoing. “Sanctions” means those trade, economic and financial sanctions laws, regulations, embargoes, and restrictive measures (in each case having the force of law) administered, enacted or enforced from time to time by (1) the United States (including without limitation the U.S. Department of the Treasury, Office of Foreign Assets Control, the U.S. Department of State, and the U.S. Department of Commerce), (2) the European Union and enforced by its member states, (3) the United Nations and (4) Her Majesty’s Treasury.

(p) The Subscriber is not currently (and at all times through Closing will refrain from being or becoming) a member of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) acting for the purpose of acquiring, holding, voting or disposing of equity securities of the Issuer (within the meaning of Rule 13d-5(b)(1) under the Exchange Act).

(q) The Subscriber does not have, as of the date hereof, and during the 30-day period immediately prior to the date hereof such Subscriber has not, and during the period beginning as of the date hereof until and including the date that is two trading days following the Closing such Subscriber will not have, entered into, any “put equivalent position” as such term is defined in Rule 16a-1 under the Exchange Act or short sale positions with respect to the securities of the Issuer.

(r) If the Subscriber is an employee benefit plan that is subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), a plan, an individual retirement account or other arrangement that is subject to section 4975 of the Code or an employee benefit plan that is a governmental plan (as defined in section 3(32) of ERISA), a church plan (as defined in section 3(33) of ERISA), a non-U.S. plan (as described in section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”) subject to the fiduciary or prohibited

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transaction provisions of ERISA or section 4975 of the Code, the Subscriber represents and warrants that (i) it has not relied on the Issuer or any of its affiliates (the “Transactions Parties”) as the Plan’s fiduciary or for advice, with respect to its decision to acquire and hold the Convertible Notes and the Underlying Shares, and none of the Transactions Parties shall at any time be relied upon as the Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer the Convertible Notes and the Underlying Shares and (ii) none of the acquisition, holding and/or transfer or disposition of the Convertible Notes and the Underlying Shares will result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code or any similar law or regulation.

(s) Immediately prior to the Closing, the Subscriber will have sufficient immediately available funds to pay the Purchase Price pursuant to Section 2.

(t) No broker or finder is entitled to any brokerage or finder’s fee or commission payable by the Subscriber solely in connection with the sale of the Convertible Notes to the Subscriber based on any arrangement entered into by or on behalf of Subscriber.

(u) The Subscriber represents and warrants that, to the best of its knowledge, its subscription funds do not originate from, nor will they be routed through, an account maintained at a shell bank, and/or a bank organized or chartered under the laws of a country or territory that is designated by the Financial Action Task Force as a “High Risk Jurisdiction subject to a Call for Action”.

(v) The Subscriber will provide additional documentation if reasonably requested by the Issuer or its duly authorized delegate in accordance with the requirements, present or future, of the laws and regulations of any jurisdiction whose regulations apply to the Issuer or its duly authorized delegate.

(w) The Subscriber represents and warrants that it is not and, to the best of its knowledge or belief, none of its beneficial owners, controllers or authorized persons (“Related Persons”) (if any) is, a politically exposed person, or a family member or close associate of a politically exposed person, or is acting on behalf of a politically exposed person, or is a shell bank. Further, the Subscriber understands that enhanced due diligence may need to be undertaken, and the Issuer reserves the right to decline the subscription, where the Subscriber or any of its Related Persons is a politically exposed person, or a family member or close associate of a politically exposed person, or is acting on behalf of a politically exposed person.

(x) The Subscriber acknowledges and agrees that (i) should the Subscriber or a Related Person be, or become at any time during its investment in the Issuer, a Sanctioned Person, the Issuer or its duly authorized delegate may immediately and without notice to the Subscriber cease any further dealings with the Subscriber and/or the Subscriber’s interest in the Issuer until the Subscriber or the relevant Related Person (as applicable) ceases to be a Sanctioned Person or a license is obtained under applicable law to continue such dealings (a “Sanctioned Persons Event”), and (ii) the Issuer and the directors and officers of the Issuer shall have no liability whatsoever for any liabilities, costs, expenses, damages and/or losses (including but not limited to any direct, indirect or consequential losses, loss of profit, loss of revenue, loss of reputation and all interest, penalties and legal costs and all other professional costs and expenses) incurred by the Subscriber as a result of a Sanctioned Persons Event.

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Section 5. Registration Rights.

(a) The Issuer agrees that, no later than the earlier of (i) thirty (30) calendar days after the Closing Date and (ii) the date that the Issuer files any other registration statement registering the resale of any securities in connection with the Transactions (such earlier date, the “Filing Deadline”), the Issuer will file with the Commission (at the Issuer’s sole cost and expense) a registration statement (the “Registration Statement”) registering the resale or transfer of the Underlying Shares, and the Issuer shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the sixtieth (60th) calendar day following the filing thereof (or, in the event the Commission notifies the Issuer that it will “review” the Registration Statement, the ninetieth (90th) calendar day following the filing thereof) and (ii) the fifth (5th) business day after the date the Issuer is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review (such earlier date, the “Effectiveness Date”); provided, however, that the Issuer’s obligations to include the Underlying Shares in the Registration Statement are contingent upon the Subscriber furnishing in writing to the Issuer such information regarding the Subscriber, the securities of the Issuer held by the Subscriber and the intended method of disposition of the Underlying Shares as shall be reasonably requested by the Issuer to effect the registration of the Underlying Shares, and shall execute such documents in connection with such registration as the Issuer may reasonably request that are customary of a selling stockholder in similar situations provided, however, that the Subscriber shall not in connection with the foregoing be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the Underlying Shares. Notwithstanding the foregoing, if the Commission prevents the Issuer from including in the Registration Statement any or all of the Underlying Shares due to limitations on the use of Rule 415 of the Securities Act for the resale or transfer of the Underlying Shares by the applicable selling stockholders or otherwise, or if the Commission requires that a selling stockholder be named as an underwriter in the Registration Statement in order to be included therein and such stockholder does not agree to be named as an underwriter therein, then the Registration Statement shall register for resale or transfer only such number of Underlying Shares which is equal to the maximum number of Underlying Shares as is permitted by the Commission. In such event, the number of Underlying Shares to be registered for each selling stockholder named in the Registration Statement shall be reduced pro rata among all such selling stockholders and as promptly as practicable after being permitted to register additional Underlying Shares under Rule 415 under the Securities Act, the Issuer shall amend the Registration Statement or file a new Registration Statement to register such Underlying Shares not included in the Registration Statement and cause such amendment or Registration Statement to become effective as promptly as practicable. The Issuer will provide a draft of the Registration Statement to the Subscriber for review at least three (3) Business Days in advance of filing the Registration Statement; provided that, for the avoidance of doubt, in no event shall the Issuer be required to delay or postpone the filing of such Registration Statement as a result of or in connection with Subscriber’s review. In no event shall the Subscriber be identified as a statutory underwriter in the Registration Statement unless requested by the Commission or another regulatory agency; provided that if the Commission requests that the Subscriber be identified as a statutory underwriter in the Registration

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Statement, the Subscriber will have an opportunity to withdraw from the Registration Statement. The Issuer will use its commercially reasonable efforts to cause such Registration Statement to remain continuously effective and to be supplemented and amended to the extent necessary to ensure that such Registration Statement is available or to file a “shelf” registration statement on Form S-3 once available (the “Shelf Registration Statement”) or, if not available, that another registration statement is available for the resale of the Underlying Shares and ensure that the applicable Registration Statement or any subsequent shelf registration statement is free of any material misstatements or omissions until the earliest of (i) the first date on which the Subscriber can sell all of its Underlying Shares (or shares received in exchange therefor) without volume or manner of sale limitations pursuant to Rule 144 and without the requirement for the Issuer to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable), (ii) the date on which all of such Underlying Shares have actually been sold and (iii) the date which is three (3) years from the effective date of the Registration Statement (such period, the “Registration Period”). Subject to receipt from the Subscriber by the Issuer and the Issuer’s transfer agent of customary representations and other documentation reasonably acceptable to the Issuer in connection therewith, the Subscriber may request that the Issuer remove any legend from the book entry position evidencing its Underlying Shares and the Issuer will, if required by the Issuer’s transfer agent, use its commercially reasonable efforts to cause an opinion of the Issuer’s counsel to be provided, in a form reasonably acceptable to the Issuer’s transfer agent, to the effect that the removal of such restrictive legends in such circumstances may be effected under the Securities Act, following the earliest of such time as the Underlying Shares (1) are subject to or have been or may be sold or transferred pursuant to an effective registration statement, (2) have been or may be sold pursuant to Rule 144, or (3) are eligible for resale under Rule 144(b)(1) or any successor provision without the requirement for the Issuer to be in compliance with the current public information requirement under Rule 144 and without volume or manner-of-sale restrictions applicable to the sale or transfer of such Underlying Shares, or another exemption from registration. If restrictive legends are no longer required for the Underlying Shares pursuant to the foregoing, the Issuer shall, in accordance with the provisions of this Section and within five (5) trading days of any request therefor from the Subscriber accompanied by such customary and reasonably acceptable representations and other documentation referred to above establishing that restrictive legends are no longer required, deliver to the Issuer’s transfer agent irrevocable instructions to make a new, unlegended entry in book-entry form or by electronic delivery through DTC for such Underlying Shares. The Issuer shall be responsible for the fees of its transfer agent, its legal counsel and all DTC fees associated with such issuance. From and after such time as the benefits of Rule 144 or any other similar rule or regulation of the Commission that may allow the Subscriber to sell securities of the Issuer to the public without registration are available to holders of the Class A Common Stock for so long as the Subscriber holds Underlying Shares, the Issuer shall, at its expense, make and keep public information available, as those terms are understood and defined in Rule 144; use commercially reasonable efforts to file with the Commission in a timely manner all reports and other documents required of the Issuer under the Securities Act and the Exchange Act so long as the Issuer remains subject to such requirements and the filing of such reports and other documents is required for the applicable provisions of Rule 144 to enable the Subscriber to sell the Underlying Shares under Rule 144 for so long as the Subscriber holds any Convertible Notes; and furnish to the Subscriber, promptly upon the Subscriber’s reasonable request, (i) a written statement by the Issuer, if true, that it has complied with the reporting requirements of Rule 144, the Securities Act, and the Exchange Act, (ii) a copy of the most recent

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annual report of the Issuer and such other reports and documents so filed by the Issuer, and (iii) such other information as may be reasonably requested to permit the Subscriber to sell such securities pursuant to Rule 144 without registration. For purposes of clarification, any failure by the Issuer to file the Registration Statement by the Filing Deadline or to effect such Registration Statement by the Effectiveness Date shall not otherwise relieve the Issuer of its obligations to file or effect the Registration Statement set forth in this Section 5.

(b) Notwithstanding anything to the contrary in this Convertible Note Subscription Agreement, the Issuer shall be entitled to delay or postpone the effectiveness of the Registration Statement, and from time to time to require the Subscriber not to sell under the Registration Statement or to suspend the effectiveness thereof, if the negotiation or consummation of a transaction by the Issuer or its subsidiaries is pending, an event has occurred or circumstances exist, which negotiation, consummation, event or circumstances, the Issuer’s CEO, CFO or General Counsel reasonably believes, upon the advice of outside legal counsel, would require additional disclosure by the Issuer in the Registration Statement of material information that the Issuer has a bona fide business purpose for keeping confidential and the non-disclosure of which in the Registration Statement would be expected, in the reasonable determination of the Issuer’s CEO, CFO or General Counsel, upon the advice of outside legal counsel, to cause the Registration Statement to fail to comply with applicable disclosure requirements (each such circumstance, a “Suspension Event”); provided, however, that (x) the Issuer may not delay or suspend the Registration Statement on more than two occasions or for more than sixty consecutive calendar days, or more than ninety total calendar days, in each case during any twelve-month period (each such period, a “Deferral Period”) and (y) the Issuer shall use commercially reasonable efforts to make the Registration Statement available for the sale by the Subscriber of the Underlying Shares as soon as practicable thereafter; provided that clause (iii) of the definition of “Registration Period” shall be extended by the duration of any such Deferral Period. Upon receipt of any written notice from the Issuer of the happening of any Suspension Event (which notice shall not contain material non-public information) during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, the Subscriber agrees that (i) it will immediately discontinue offers and sales of the Underlying Shares under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until the Subscriber receives copies of a supplemental or amended prospectus (which the Issuer agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Issuer that it may resume such offers and sales, and (ii) it will maintain the confidentiality of any information included in such written notice delivered by the Issuer unless otherwise required by law or subpoena. If so directed by the Issuer, the Subscriber will deliver to the Issuer or, in the Subscriber’s sole discretion destroy, all copies of the prospectus covering the Underlying Shares in the Subscriber’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Underlying Shares shall not apply (i) to the extent the Subscriber is required to retain a copy of such prospectus (a) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (b) in accordance with a bona fide pre-existing document retention policy or (ii) to copies stored electronically on archival servers as a result of automatic data back-up.

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(c) In the case of the registration, qualification, exemption or compliance effected by the Issuer pursuant to this Convertible Note Subscription Agreement, the Issuer shall, upon reasonable request, inform the Subscriber as to the status of such registration, qualification, exemption and compliance. At its expense the Issuer shall:

(i)	Advise the Subscriber as promptly as reasonably practicable, but in any event, within five business days:

A.	when a Registration Statement or any amendment thereto has been filed with the Commission and when such Registration Statement or any post-effective amendment thereto has become effective;

B.	of any request by the Commission for amendments or supplements to any Registration Statement or the prospectus included therein or for additional information;

C.	of the issuance by the Commission of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose;

D.

of the receipt by the Issuer of any notification with respect to the suspension of the qualification of the Underlying Shares included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and

E.

subject to the provisions in this Convertible Notes Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading.

Notwithstanding anything to the contrary set forth herein, the Issuer shall not, when so advising the Subscriber of such events, provide the Subscriber with any material, non-public information regarding the Issuer other than to the extent that providing notice to the Subscriber of the occurrence of the events listed in (A) through (E) above constitutes material, non-public information regarding the Issuer;

(ii)	use reasonable best efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable;

(iii)

upon the occurrence of any Suspension Event, except for such times as the Issuer is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement, the Issuer shall use its reasonable best efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to holders of the Underlying Shares included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

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(iv)	use its reasonable best efforts to cause all Underlying Shares to be listed on each securities exchange or market, if any, on which the Class A Common Stock issued by the Issuer has been listed;

(v)	use its reasonable best efforts to take all other steps necessary to effect the registration of the Underlying Shares contemplated hereby; and

(vi)

use commercially reasonable efforts to file all reports, and provide all customary and reasonable cooperation, necessary to enable the Subscriber to resell Underlying Shares pursuant to Rule 144 of the Securities Act.

(d) The Issuer shall, at its sole expense, upon appropriate notice from the Subscriber stating that Underlying Shares have been sold or transferred pursuant to an effective Registration Statement, timely prepare and deliver certificates or evidence of book-entry positions representing the Underlying Shares to be delivered to a transferee pursuant to such Registration Statement, which certificates or book-entry positions shall be free of any restrictive legends and in such denominations and registered in such names as the Subscriber may request.

(e)

(i)

If (but without any obligation to do so) the Issuer proposes to register any of its Class A Common Stock under the Securities Act in connection with an underwritten offering of such securities solely for cash, then the Issuer shall give written notice of such proposed offering to the Subscriber as soon as practicable but not less than ten (10) calendar days before the anticipated filing date of the “red herring” prospectus or prospectus supplement used for marketing such offering, which notice shall (A) describe the amount and type of securities to be included in such offering and the name of the proposed managing underwriter or underwriters in such offering, and (B) offer to the Subscriber the opportunity to include in such underwritten offering such number of Underlying Shares as the Subscriber may request in writing within five (5) calendar days after receipt of such written notice (such registered offering, a “Piggyback Registration”). Subject to Section 5(e)(ii), the Issuer shall, in good faith, cause such Underlying Shares to be included in such Piggyback Registration and shall use its commercially reasonable efforts to cause the managing underwriter or underwriters of such Piggyback Registration to permit the Underlying Shares requested by the Subscriber pursuant to this Section 5(e)(i) to be included therein on the same terms and conditions as any similar securities of the Issuer included in such registered offering and to permit the sale of such Underlying Shares in accordance with the intended method of distribution thereof. The inclusion of any of the Subscriber’s Underlying Shares in a Piggyback Registration shall be subject to Subscriber agreeing to enter into an underwriting agreement in customary form with the underwriter(s) selected for such underwritten offering.

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(ii)

If the total amount of securities, including Underlying Shares of the Subscriber, requested to be included in such offering exceeds the amount of securities that the underwriters determine in their reasonable discretion is compatible with the success of the offering, then the Issuer shall be required to include in the offering only that number of such securities, including Underlying Shares, which the underwriters determine in their reasonable discretion will not jeopardize the success of the offering (the securities so included to be apportioned pro rata among the selling security holders according to the total amount of securities entitled to be included therein owned by each selling security holder or in such other proportions as shall mutually be agreed to by such selling security holders).

(iii)

The Subscriber shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Issuer and the underwriter or underwriters (if any) of its intention to withdraw from such Piggyback Registration prior to the filing of the applicable “red herring” prospectus or prospectus supplement with respect to such Piggyback Registration used for marketing such transaction. The Issuer (whether on its own good faith determination or as the result of a request for withdrawal by persons or entities pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement or otherwise abandon such offering. Notwithstanding anything to the contrary in this Convertible Note Subscription Agreement, the Issuer shall be responsible for all registration and filing fees, national securities exchange fees, blue sky fees and expenses, printing expenses and fees and disbursement of the Issuer’s counsel and accountants incurred in connection with the Piggyback Registration prior to its withdrawal under this Section 5(e)(iii).

(f) The Subscriber may deliver written notice (an “Opt-Out Notice”) to the Issuer requesting that the Subscriber not receive notices from the Issuer otherwise required by this Section 5; provided, however, that the Subscriber may later revoke any such Opt-Out Notice in writing. Following receipt of an Opt-Out Notice from the Subscriber (unless subsequently revoked), (i) the Issuer shall not deliver any such notices to the Subscriber and the Subscriber shall no longer be entitled to the rights associated with any such notice and (ii) each time prior to the Subscriber’s intended use of an effective Registration Statement, the Subscriber will notify the Issuer in writing at least two Business Days in advance of such intended use, and if a notice of a Suspension Event was previously delivered (or would have been delivered but for the provisions of this Section 5(f)) and the related Deferral Period remains in effect, the Issuer will so notify the Subscriber, within one Business Day of the Subscriber’s notification to the Issuer, by delivering to the Subscriber a copy of such previous notice of Suspension Event, and thereafter will provide the Subscriber with the related notice of the conclusion of such Suspension Event immediately upon its availability.

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Section 6. Termination.

(a) Except for the provisions of Section 7 (Trust Account Waiver), 8 (Termination) and 9 (Miscellaneous), which shall survive the termination hereunder, this Convertible Note Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (a) such date and time as the Transaction Agreement is validly terminated in accordance with its terms without being consummated, (b) upon the mutual written agreement of all parties hereto to terminate this Convertible Note Subscription Agreement, (c) upon written notice by the Issuer or the Subscriber to the other (provided that the party delivering such notice is not in breach of the obligations under this Convertible Note Subscription Agreement) if, on the Closing Date of the Transaction, any of the conditions to Closing set forth in Section 2 of this Convertible Note Subscription Agreement have not been satisfied as of the time required hereunder to be so satisfied or waived (to the extent a valid waiver is capable of being issued) by the party entitled to grant such waiver and, as a result thereof, the transactions contemplated by this Convertible Note Subscription Agreement are not consummated, (d) if the Stockholder Consent by each of the Company Holders (each as defined in the Transaction Agreement, as the same exists on the date hereof as provided to Subscriber), is not delivered to the Issuer and the Subscriber on or before 11:59 p.m. prevailing Eastern time on May 24, 2022, or (e) 11:59 p.m. prevailing Eastern time on December 31, 2022 (the termination events described in clauses (a)–(e) above, collectively, the “Termination Events”); provided, that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination or common law intentional fraud in the making of any representation or warranty hereunder, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach or fraud. The Issuer shall notify the Subscriber of the termination of the Transaction Agreement promptly after the termination thereof. Upon the occurrence of any Termination Event, except as set forth in the proviso to the first sentence and the last two sentences of this Section 6, this Convertible Note Subscription Agreement shall be void and of no further effect and any portion of the Purchase Price paid by the Subscriber to the Issuer in connection herewith shall promptly (and in any event within one Business Day) following the Termination Event be returned to the Subscriber.

(b) Notwithstanding anything to the contrary in this Convertible Note Subscription Agreement, if any transaction (other than the Business Combination) is consummated pursuant to which the Issuer or any affiliate thereof acquires all or a majority of the outstanding shares of capital stock of Getaround or all or substantially all of the assets of Getaround (“Alternative Getaround Merger”), and in connection therewith, equity or debt financing in lieu of the issuance and sale of Convertible Notes to Subscriber pursuant to this Convertible Note Subscription Agreement is contemplated (and the Subscriber was otherwise able to close the purchase of the Convertible Notes pursuant to this Convertible Note Subscription Agreement), the Issuer shall pay to the Subscriber no later than one (1) Business Day following the consummation of an Alternative Getaround Merger (the “Alternative Getaround Merger Closing Date”), as liquidated damages and as the Subscriber’s sole remedy in such event in lieu of any other damages, an amount in cash equal to the aggregate amount of interest that would have accrued at the stated interest rate on the

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aggregate principal amount of Convertible Notes that the Subscriber would have purchased or been required to purchase had the Closing occurred on the Alternative Getaround Merger Closing Date, calculated from such Alternative Getaround Merger Closing Date to, but excluding, the date two years from the Alternative Getaround Merger Closing Date; provided that such liquidated damages will not be payable if the Subscriber has been offered the opportunity to provide convertible debt financing (in a substantially similar role and with similar or better economics (in the Subscriber’s reasonable determination) as provided for in this Convertible Note Subscription Agreement) in connection with such transaction and does not accept such offer in a reasonably timely manner. For the avoidance of doubt, such interest shall exclude any special interest, and no liquidated damages shall be payable if neither the Business Combination nor an Alternative Getaround Merger is consummated.

Section 7. Trust Account Waiver. The Subscriber acknowledges that it has read the Investment Management Trust Agreement, dated as of March 4, 2021, by and between the Issuer and Continental Stock Transfer & Trust Company, a New York limited purposes trust company, and understands that the Issuer has established the trust account described therein (the “Trust Account”). The Subscriber agrees that (i) it has no right, title, interest, or claim of any kind in or to any monies held in the Trust Account, and (ii) it shall have no right of set-off or any right, title, interest, or claim of any kind (“Claim”) to, or to any monies in, the Trust Account, in each case in connection with this Convertible Note Subscription Agreement, and hereby irrevocably waives any Claim to, or to any monies in, the Trust Account that it may have in connection with this Convertible Note Subscription Agreement; provided, however, that nothing in this Section 7 shall be deemed to limit Subscriber’s right, title, interest, or claim to the Trust Account by virtue of such Subscriber’s record or beneficial ownership of Public Shares that were acquired by any means other than pursuant to this Convertible Note Subscription Agreement, including any redemption right with respect to any such securities of the Issuer. In the event Subscriber has any Claim against the Issuer under this Convertible Note Subscription Agreement, the Subscriber shall pursue such Claim solely against the Issuer and its assets outside the Trust Account and not against the property or any monies in the Trust Account. The Subscriber agrees and acknowledges that such waiver is material to this Convertible Note Subscription Agreement and has been specifically relied upon by the Issuer to induce the Issuer to enter into this Convertible Note Subscription Agreement and the Subscriber further intends and understands such waiver to be valid, binding, and enforceable under applicable law. In the event the Subscriber, in connection with this Convertible Note Subscription Agreement, commences any action or proceeding which seeks, in whole or in part, relief against the funds held in the Trust Account or distributions therefrom or any of the Issuer’s stockholders, whether in the form of monetary damages or injunctive relief, the Subscriber shall be obligated to pay to the Issuer all of its legal fees and costs in connection with any such action in the event that the Issuer prevails in such action or proceeding.

Section 8. Indemnity.

(a) Subject to Section 7 above, the Issuer agrees to, notwithstanding any termination of this Convertible Note Subscription Agreement, indemnify and hold harmless the Subscriber, its directors, officers, employees and agents, and each person who controls the Subscriber (within the meaning of the Securities Act or the Exchange Act) and each affiliate of the Subscriber (within the meaning of Rule 405 under the Securities Act) to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, expenses and costs (including,

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without limitation, reasonable costs of preparation and investigation and reasonable and documented attorneys’ fees) (collectively, “Losses”), as incurred, that arise out of or are based upon (i) any untrue or alleged untrue statement of a material fact contained in any Registration Statement, any prospectus included in any Registration Statement or any form of prospectus or any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, or (ii) any violation or alleged violation by the Issuer of the Securities Act, Exchange Act or any state securities law or any rule or regulation thereunder, in connection with the performance of its obligations under this Section 8, except to the extent, but only to the extent, that such untrue statements, alleged untrue statements, omissions or alleged omissions are based upon information regarding the Subscriber furnished in writing to the Issuer by or on behalf of the Subscriber expressly for use therein or the Subscriber has omitted a material fact from such information or otherwise violated the Securities Act, Exchange Act or any state securities law or any rule or regulation thereunder; provided, however, that the indemnification contained in this Section 8(a) shall not apply to amounts paid in settlement of any Losses if such settlement is effected without the consent of the Issuer (which consent shall not be unreasonably withheld, conditioned or delayed), nor shall the Issuer be liable for any Losses to the extent they arise out of or are based upon a violation which occurs (A) in connection with any failure of the Subscriber to deliver or cause to be delivered a prospectus made available to the Subscriber by the Issuer in a timely manner, (B) as a result of offers or sales effected by or on behalf of any person by means of a freewriting prospectus (as defined in Rule 405 of the Securities Act) that was not authorized in writing by the Issuer, or (C) in connection with any offers, sales or transfers effected by or on behalf of a Subscriber in violation of Section 5(b) or 5(f) hereof. The Issuer shall notify the Subscriber promptly of the institution, threat or assertion of any proceeding arising from or in connection with the transactions contemplated by this Section 8 of which the Issuer is aware. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of an indemnified party and shall survive the transfer of the Convertible Notes or Underlying Shares by the Subscriber.

(b) The Subscriber shall indemnify and hold harmless the Issuer, its directors, officers, employees and agents, and each person who controls the Issuer (within the meaning of the Securities Act or the Exchange Act), to the fullest extent permitted by applicable law, from and against all Losses, as incurred, arising out of or are based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement, any prospectus included in the Registration Statement, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, or any form of prospectus or amendment or supplement thereto or in any preliminary prospectus, in the light of the circumstances under which they were made) not misleading to the extent, but only to the extent that such untrue statements or omissions are based upon information regarding the Subscriber furnished in writing to the Issuer by or on behalf of the Subscriber expressly for use therein; provided, however, that the indemnification contained in this Section 8(b) shall not apply to amounts paid in settlement of any Losses if such settlement is effected without the consent of the Subscriber (which consent shall not be unreasonably withheld, conditioned or delayed). In no event shall the liability of any Subscriber be greater in amount than the dollar amount of the net proceeds received by the Subscriber upon the sale of the Convertible Notes purchased pursuant to this Convertible Note Subscription Agreement and the corresponding Underlying Shares giving rise to such indemnification obligation.

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(c) Any person entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (not to be unreasonably withheld, conditioned or delayed). An indemnifying party who elects not to assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of legal counsel to any indemnified party a conflict of interest exists between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) and any settlement pursuant hereto shall not include a statement or admission of fault or culpability on the part of such indemnified party and shall include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

(d) The indemnification provided for under this Convertible Note Subscription Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director, employee, agent, affiliate or controlling person of such indemnified party and shall survive the transfer of the Convertible Notes purchased pursuant to this Convertible Note Subscription Agreement and the corresponding Underlying Shares.

(e) If the indemnification provided under this Section 8 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, subject to Section 7, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by or on behalf of, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the

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limitations set forth above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 8 from any person who was not guilty of such fraudulent misrepresentation. Any contribution pursuant to this Section 8(e) by any seller of the Convertible Notes or Underlying Shares shall be limited in amount to the dollar amount of net proceeds received by such seller from the sale of such Convertible Notes or Underlying Shares pursuant to the Registration Statement. Notwithstanding anything to the contrary herein, in no event will any party be liable for consequential, special, exemplary or punitive damages in connection with this Convertible Note Subscription Agreement.

(f) For purposes of this Section 8, (i) the “Subscriber” shall include any person to whom the rights under this Section 8 shall have been duly assigned in accordance with the terms of the this Convertible Subscription Agreement and (ii) “Underlying Shares” shall mean, as of any date of determination, the Underlying Shares acquired by the Subscriber pursuant to this Convertible Note Subscription Agreement and any other equity security issued or issuable with respect to such Underlying Shares by way of share split, dividend, distribution, recapitalization, merger, exchange, replacement or similar event.

Section 9. Debt Participation Right. At any time on or prior to the date that the Subscriber beneficially owns less than $50 million in aggregate principal amount of the Convertible Notes, neither the Issuer nor any of its subsidiaries shall incur any additional Indebtedness (as defined in the Indenture), other than Indebtedness that is by its terms convertible into or exchangeable for equity securities of the Issuer (in respect of which the Subscriber is granted a participation right pursuant to Section 10 hereof), unless the Issuer shall have first complied with this Section 9. From and after the Closing Date, the Issuer shall (A) if the proposed Debt Offer Notification (as defined below) constitutes or contains material, non-public information, provide the Subscriber a statement asking whether the Subscriber is willing to accept material non-public information and provide such information to the Subscriber solely if the Subscriber consents to receive such information or (B) if the proposed Debt Offer Notification does not constitute or contain material, non-public information, notify the Subscriber of its or such subsidiary’s intention to incur additional Indebtedness (a “Debt Offer Notification”) and provide the Subscriber with an opportunity to provide a proposed term sheet (the “Proposed Term Sheet”) with respect to such proposed Indebtedness within ten (10) Business Days of receipt of such notification. If the Subscriber provides a Proposed Term Sheet within such ten 10 Business Days, and if the Issuer does not receive commitments for such Indebtedness on an “arm’s length” basis with third party lenders or investors on terms and conditions that, in the reasonable determination of the Issuer, are more favorable to the Issuer than those contained in the Proposed Term Sheet, the Issuer or such subsidiary shall enter into and consummate the additional Indebtedness transaction outlined in the Proposed Term Sheet, subject to the execution of definitive transaction documents for such Indebtedness mutually acceptable to the Issuer and the Subscriber. The Issuer and the Subscriber shall negotiate in good faith and use commercially reasonable efforts to enter into definitive transaction documents for such additional Indebtedness as soon as commercially practicable following the Issuer’s receipt of the Proposed Term Sheet. If the Issuer and the Subscriber fail enter into definitive transaction documents for such additional Indebtedness within forty-five (45) days after the Issuer’s receipt of the Proposed Term Sheet from the Subscriber, and such delay in not caused by the Subscriber, then the Issuer’s obligations under this Section 9 shall terminate in their entirety and this Section 9 shall thereafter be void and of no further force or effect with respect to the applicable additional Indebtedness.

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Section 10. Equity Participation Right. At any time on or prior to the date that the Subscriber beneficially owns less than $50 million in aggregate principal amount of the Convertible Notes, the Issuer shall not offer, sell, grant any option or right to purchase (or announce any offer, sale, grant of any option or right to purchase) any equity or equity-linked security including, without limitation, any “equity security” (as that term is defined under Rule 405 promulgated under the Securities Act) (any such issuance, offer, sale, grant or announcement is referred to as a “Subsequent Placement”), unless the Issuer shall have first complied with this Section 10. The Issuer acknowledges and agrees that the right set forth in this Section 10 is a right granted by the Issuer to the Subscriber.

(a) At least two (2) trading days prior to any proposed or intended Subsequent Placement, the Issuer shall deliver to the Subscriber a written notice (each such notice, a “Pre-Notice”), which Pre-Notice shall not contain any information (including, without limitation, material, non-public information) other than: (A) if the proposed Offer Notice (as defined below) constitutes or contains material, non-public information, a statement asking whether the Subscriber is willing to accept material non-public information or (B) if the proposed Offer Notice does not constitute or contain material, non-public information, (x) a statement that the Issuer proposes or intends to effect a Subsequent Placement, (y) a statement that the statement in clause (x) above does not constitute material, non-public information and (z) a statement informing the Subscriber that it is entitled to receive an Offer Notice (as defined below) with respect to such Subsequent Placement upon its written request. Upon the written request of the Subscriber within two (2) trading days after the Issuer’s delivery to the Subscriber of such Pre-Notice, and only upon a written request by the Subscriber, the Issuer shall promptly, but no later than one (1) trading day after such request, deliver to the Subscriber an irrevocable written notice (the “Offer Notice”) of any proposed or intended issuance, or sale or exchange (the “Offer”) of the securities being offered (the “Offered Securities”) in a Subsequent Placement, which Offer Notice shall (A) identify and describe the Offered Securities, (B) describe the price and other terms upon which the Offered Securities are to be issued, sold or exchanged, and the number or amount of the Offered Securities to be issued, sold or exchanged, and (C) offer to issue and sell to or exchange with the Subscriber the Subscriber’s Pro Rata Share of the Offered Securities in accordance with the terms of the Offer. The “Subscriber’s Pro Rata Share” means the quotient obtained by dividing the aggregate number of shares of Common Stock into which the Convertible Notes held by the Subscriber as of the delivery date of the Pre-Notice are convertible divided by the number of issued and outstanding shares of Common Stock as of such date.

(b) To accept an Offer, in whole or in part, the Subscriber must deliver a written notice to the Issuer prior to the end of the second (2nd) Business Day after the Subscriber’s receipt of the Offer Notice (the “Offer Period”), setting forth the portion of Offered Securities that the Subscriber elects to purchase (the “Notice of Acceptance”). Notwithstanding the foregoing, if the Issuer desires to modify or amend the terms and conditions of the Offer prior to the expiration of the Offer Period, the Issuer may deliver to the Subscriber a new Offer Notice and the Offer Period shall expire on the second (2nd) Business Day after the Subscriber’s receipt of such new Offer Notice.

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(c) The Issuer shall have fifteen (15) Business Days from the expiration of the Offer Period above (A) to offer, issue, sell or exchange all or any part of such Offered Securities as to which a Notice of Acceptance has not been given by the Subscriber (the “Refused Securities”) pursuant to a definitive agreement(s) (the “Subsequent Placement Agreement”) only upon terms and conditions (including, without limitation, unit prices and interest rates, as applicable) that are not more favorable to the acquiring person or persons or less favorable to the Issuer than those set forth in the Offer Notice and (B) to publicly announce (x) the execution of such Subsequent Placement Agreement, and (y) either (I) the consummation of the transactions contemplated by such Subsequent Placement Agreement or (II) the termination of such Subsequent Placement Agreement, which shall be filed with the SEC on a Current Report on Form 8-K with such Subsequent Placement Agreement and any documents contemplated therein filed as exhibits thereto.

(d) In the event the Issuer shall propose to sell less than all the Refused Securities (any such sale to be in the manner and on the terms specified in Section 10(c) above), then the Subscriber may, at its sole option and in its sole discretion, withdraw its Notice of Acceptance or reduce the number or amount of the Offered Securities specified in its Notice of Acceptance to an amount equal to the number or amount of the Offered Securities that the Subscriber elected to purchase pursuant to Section 10(b) above multiplied by a fraction, (i) the numerator of which shall be the number or amount of Offered Securities the Issuer actually proposes to issue, sell or exchange (including Offered Securities to be issued or sold to the Subscriber pursuant to this Section 10 prior to such reduction) and (ii) the denominator of which shall be the original amount of the Offered Securities. In the event that the Subscriber so elects to reduce the number or amount of Offered Securities specified in its Notice of Acceptance, the Issuer may not issue, sell or exchange more than the reduced number or amount of the Offered Securities unless and until such securities have again been offered to the Subscriber in accordance with Section 10(a) above.

(e) Upon the closing of the issuance, sale or exchange of all or less than all of the Refused Securities, the Subscriber shall acquire from the Issuer, and the Issuer shall issue to the Subscriber, the number or amount of Offered Securities specified in its Notice of Acceptance, as reduced pursuant to Section 10(d) above if the Subscriber has so elected, upon the terms and conditions specified in the Offer. In connection with any purchase or exchange by the Subscriber of any Offered Securities, the Subscriber shall enter into substantially the same form of Subsequent Placement Agreement and any other transaction documents related thereto as entered into by the other offerees of the Offered Securities, with such modifications thereto as the Issuer and the Subscriber may mutually agree.

(f) Any Offered Securities not acquired by the Subscriber or other persons in accordance with this Section 10 may not be issued, sold or exchanged until they are again offered to the Subscriber under the procedures specified in this Convertible Note Subscription Agreement.

(g) Notwithstanding anything to the contrary in this Section 10 and unless otherwise agreed to by the Subscriber, the Issuer shall either confirm in writing to the Subscriber that the transaction with respect to the Subsequent Placement has been abandoned or shall publicly disclose its intention to issue the Offered Securities, in either case, in such a manner such that the Subscriber will not be in possession of any material, non-public information, by the fifteenth (15th) Business Day following delivery of the Offer Notice. If by such fifteenth (15th) Business Day, no public

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disclosure regarding a transaction with respect to the Offered Securities has been made, and no notice regarding the abandonment of such transaction has been received by the Subscriber, such transaction shall be deemed to have been abandoned and the Subscriber shall not be in possession of any material, non-public information with respect to the Issuer or any of its subsidiaries. Should the Issuer decide to pursue such transaction with respect to the Offered Securities, the Issuer shall provide the Subscriber with another Offer Notice and the Subscriber will again have the right of participation set forth in this Section 10.

(h) The rights and obligations of the Issuer and the Subscriber contained in this Section 10 shall not apply in connection with the issuance of any of the following:

(i)

securities issued pursuant to an underwritten public offering under the Securities Act, provided that the applicable underwriter offers the Subscriber an opportunity to participate in the purchase of securities in such public offering during the marketing of such public offering, with such allocation to the Subscriber as the Issuer and the underwriter may determine in their sole discretion, if the Subscriber elects to participate in such offering;

(ii)	securities issued pursuant to stock splits, stock dividends or similar transactions;

(iii)

securities issuable upon conversion, exchange or exercise of convertible, exchangeable or exercisable securities outstanding as of the Closing Date including, without limitation, warrants, notes or options;

(iv)

Common Stock (or options therefor) issued or issuable to employees, consultants, officers or directors of the Issuer pursuant to equity incentive plans or agreements approved by the board of directors of the Issuer (the “Board”);

(v)	securities issued or issuable in connection with the acquisition by the Issuer of another company or business;

(vi)

securities issued or issuable to financial institutions, equipment lessors, brokers or similar persons in connection with commercial credit arrangements, equipment financings, commercial property lease transactions or similar transactions that are primarily for purposes other than raising capital; and

(vii)

securities issued or issuable to an entity as a component of any business relationship with such entity primarily for the purpose of (A) joint venture, technology licensing or development activities, (B) distribution, supply or manufacture of the Issuer’s products or services or (C) any other arrangements involving corporate partners, in each case, that are primarily for purposes other than raising capital and the terms of which business relationship with such entity are approved by the Board.

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Section 11. Miscellaneous.

(a) All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim or other communication hereunder shall be deemed duly given (i) when delivered personally to the recipient, (ii) when sent by electronic mail, on the date of transmission to such recipient (with no mail undeliverable or other rejection notice), (iii) one (1) Business Day after being sent to the recipient by reputable overnight courier service (charges prepaid), or (iv) four (4) Business Days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and, in each case, addressed to the intended recipient at its address or electronic mail address, as applicable, specified on the signature page hereof or to such electronic mail address or address as subsequently modified by written notice given in accordance with this Section 11(a).

(b) The Subscriber acknowledges that the Issuer will rely on the acknowledgments, understandings, agreements, representations and warranties of the Subscriber contained in this Convertible Note Subscription Agreement. Prior to the Closing, the Subscriber agrees to promptly notify the Issuer if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of the Subscriber set forth herein are no longer accurate in all material respects. The Subscriber acknowledges and agrees that each purchase by the Subscriber of Convertible Notes from the Issuer will constitute a reaffirmation of the acknowledgments, understandings, agreements, representations and warranties herein (as modified by any such notice) by the Subscriber as of the time of such purchase. The Issuer acknowledges that the Subscriber will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Convertible Note Subscription Agreement.

(c) Each of the Issuer and the Subscriber is irrevocably authorized to produce this Convertible Note Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

(d) The Issuer shall be solely responsible for and shall bear all of costs and expenses incurred by or on behalf of the Issuer in connection with this Convertible Note Subscription Agreement. If and only if the Transactions are consummated, the Issuer shall reimburse the reasonable and documented out-of-pocket third-party fees and expenses of Weil, Gotshal & Manges LLP, as counsel to the Subscriber, on the Closing Date to the extent invoiced at least one (1) Business Day prior to the Closing Date. This Section 11(d) shall survive the termination of this Convertible Note Subscription Agreement.

(e) Neither this Convertible Note Subscription Agreement nor any rights that may accrue to the Subscriber hereunder (other than the Convertible Notes acquired hereunder and the corresponding Underlying Shares and the Subscriber’s rights under Section 5 hereof) may be transferred or assigned. Neither this Convertible Note Subscription Agreement nor any rights that may accrue to the Issuer hereunder may be transferred or assigned (provided, that, for the avoidance of doubt, the Issuer may transfer this Convertible Note Subscription Agreement and its rights hereunder solely in connection with the consummation of the Transactions and exclusively to another entity under the control of, or under common control with, the Issuer). Notwithstanding the foregoing, the Subscriber may assign its rights and obligations under this Convertible Note Subscription Agreement to one or more of its affiliates (including other investment funds or

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accounts managed or advised by the investment manager who acts on behalf of the Subscriber) or, with the Issuer’s prior written consent, to another person, provided that (i) such assignee(s) agrees in writing to be bound by the terms hereof, and upon such assignment by the Subscriber, the assignee(s) shall become the Subscriber hereunder and have the rights and obligations and be deemed to make the representations and warranties of the Subscriber provided for herein to the extent of such assignment and (ii) no such assignment shall relieve the Subscriber of its obligations hereunder if any such assignee fails to perform such obligations unless expressly agreed to in writing by the Issuer.

(f) All the agreements, representations and warranties made by each party hereto in this Convertible Note Subscription Agreement shall survive the Closing. For the avoidance of doubt, if for any reason the Closing does not occur prior to the consummation of the Transactions, all representations, warranties, covenants and agreements of the parties hereunder shall survive the consummation of the Transactions and remain in full force and effect.

(g) The Issuer may request from the Subscriber such additional information as the Issuer may reasonably deem necessary to evaluate the eligibility of the Subscriber to acquire the Convertible Notes and to register the Convertible Notes and the Underlying Shares for resale, and the Subscriber shall provide such information as may be reasonably requested to the extent readily available and to the extent consistent with its internal policies and procedures; provided that Issuer agrees to keep any such information provided by Subscriber confidential other than as necessary to include in any registration statement the Issuer is required to file hereunder or in connection herewith. The Subscriber acknowledges that, subject to the conditions set forth in Section 11(t), the Issuer may file a copy of this Convertible Note Subscription Agreement with the Commission as an exhibit to a periodic or other report of the Issuer, a proxy statement of the Issuer or a registration statement of the Issuer.

(h) This Convertible Note Subscription Agreement may not be amended, modified or waived except by an instrument in writing, signed by the Issuer and each of the parties hereto.

(i) This Convertible Note Subscription Agreement (including the form of indenture attached as Exhibit A hereto) constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof.

(j) Except as otherwise provided herein (including the next sentence hereof), this Convertible Note Subscription Agreement is intended for the benefit of the parties hereto and their respective affiliates and their respective heirs, executors, administrators, successors, legal representatives, and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other person. Except as set forth in Section 8, Section 11(b), Section 11(c), Section 11(e), Section 11(h) and this Section 11(j), this Convertible Note Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successor and assigns, and the parties hereto acknowledge that such persons so referenced are third party beneficiaries of this Convertible Note Subscription Agreement for the purposes of, and to the extent of, the rights granted to them, if any, pursuant to the applicable provisions.

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(k) The parties hereto acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Convertible Note Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached and that money or other legal remedies would not be an adequate remedy for such damage. It is accordingly agreed that the parties shall be entitled to seek equitable relief, including in the form of an injunction or injunctions to prevent breaches or threatened breaches of this Convertible Note Subscription Agreement and to enforce specifically the terms and provisions of this Convertible Note Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise. The parties hereto acknowledge and agree that the Issuer shall be entitled to seek specific performance of the Subscriber’s obligations to fund the Purchase Price and the provisions of this Convertible Note Subscription Agreement, in each case, on the terms and subject to the conditions set forth herein. The parties hereto further acknowledge and agree: (x) to waive any requirement for the security or posting of any bond in connection with any such equitable remedy; (y) not to assert that a remedy of specific enforcement pursuant to this Section 11(k) is unenforceable, invalid, contrary to applicable law or inequitable for any reason; and (z) to waive any defenses in any action for specific performance, including the defense that a remedy at law would be adequate. In connection with any proceeding for which the Issuer is being granted an award of money damages, the Subscriber agrees that such damages, to the extent payable by the Subscriber, shall include, without limitation, damages related to the consideration that is or was to be paid to the Issuer under the Transaction Agreement and/or this Convertible Note Subscription Agreement and such damages are not limited to an award of out-of-pocket fees and expenses related to the Transaction Agreement and this Convertible Note Subscription Agreement.

(l) In any dispute arising out of or related to this Convertible Note Subscription Agreement, or any other agreement, document, instrument or certificate contemplated hereby, or any transactions contemplated hereby or thereby, the applicable adjudicating body shall award to the prevailing party, if any, the costs and external attorneys’ fees reasonably incurred and documented by the prevailing party in connection with the dispute and the enforcement of its rights under this Convertible Note Subscription Agreement or any other agreement, document, instrument or certificate contemplated hereby and, if the adjudicating body determines a party to be the prevailing party under circumstances where the prevailing party won on some but not all of the claims and counterclaims, the adjudicating body may award the prevailing party an appropriate percentage of the costs and external attorneys’ fees reasonably incurred and documented by the prevailing party in connection with the adjudication and the enforcement of its rights under this Convertible Note Subscription Agreement or any other agreement, document, instrument or certificate contemplated hereby or thereby.

(m) If any provision of this Convertible Note Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Convertible Note Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

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(n) No failure or delay by a party hereto in exercising any right, power or remedy under this Convertible Note Subscription Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of such party. No single or partial exercise of any right, power or remedy under this Convertible Note Subscription Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Convertible Note Subscription Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

(o) This Convertible Note Subscription Agreement may be executed and delivered in one or more counterparts (including by facsimile or electronic mail, in .pdf or any other form of electronic delivery (including any electronic signature complying with U.S. federal ESIGN Act of 2000)) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

(p) This Convertible Note Subscription Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the principles of conflicts of laws that would otherwise require the application of the law of any other state.

(q) EACH PARTY AND ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY HEREBY WAIVES ITS RESPECTIVE RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OR RELATED TO THIS CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY ACTION, PROCEEDING OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY OR ANY AFFILIATE OF ANY OTHER SUCH PARTY, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS OR OTHERWISE. THE PARTIES AGREE THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, THE PARTIES FURTHER AGREE THAT THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS SECTION AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT OR ANY PROVISION HEREOF. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT.

(r) The parties agree that all disputes, legal actions, suits and proceedings arising out of or relating to this Convertible Note Subscription Agreement must be brought exclusively in the United States District Court for the Southern District of New York or the Supreme Court of the State of New York, in each case located in the Borough of Manhattan (collectively the “Designated Courts”). Each party hereby consents and submits to the exclusive jurisdiction of the Designated Courts. No legal action, suit or proceeding with respect to this Convertible Note Subscription Agreement may be brought in any other forum. Each party hereby irrevocably waives all claims of immunity from jurisdiction, and any objection which such party may now or hereafter have to

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the laying of venue of any suit, action or proceeding in any Designated Court, including any right to object on the basis that any dispute, action, suit or proceeding brought in the Designated Courts has been brought in an improper or inconvenient forum or venue. Each of the parties also agrees that delivery of any process, summons, notice or document to a party hereof in compliance with Section 11(a) of this Convertible Note Subscription Agreement shall be effective service of process for any action, suit or proceeding in a Designated Court with respect to any matters to which the parties have submitted to jurisdiction as set forth above.

(s) This Convertible Note Subscription Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of, or related to this Convertible Note Subscription Agreement, or the negotiation, execution or performance of this Convertible Note Subscription Agreement, may only be brought against the entities that are expressly named as parties or third party beneficiaries hereto and then only with respect to the specific obligations set forth herein with respect to such party or third party beneficiary. No past, present or future director, officer, employee, incorporator, manager, member, partner, stockholder, affiliate, agent, attorney or other representative of any party hereto or of any affiliate of any party hereto, or any of their successors or permitted assigns, shall have any liability for any obligations or liabilities of any party hereto under this Convertible Note Subscription Agreement or for any claim, action, suit or other legal proceeding based on, in respect of or by reason of the transactions contemplated hereby.

(t) The Issuer shall, by 9:00 a.m., New York City time, on the second (2nd) Business Day immediately following the date of this Convertible Note Subscription Agreement, issue one or more press releases or file with the Commission a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing, to the extent not previously publicly disclosed, all material terms of the transactions contemplated hereby, the Transactions and any other material, non-public information that the Issuer has provided to the Subscriber at any time prior to the filing of the Disclosure Document. Upon the issuance of the Disclosure Document, to the Issuer’s knowledge, the Subscriber shall not be in possession of any material, non-public information regarding the Issuer received from the Issuer or any of its officers, directors, or employees or agents, and the Subscriber shall no longer be subject to any confidentiality or similar obligations under any current agreement, whether written or oral, with the Issuer, or any of its respective affiliates in connection with the Transactions. Notwithstanding anything in this Convertible Note Subscription Agreement to the contrary, the Issuer shall not publicly disclose the name of the Subscriber or any of its affiliates or advisers, or include the name of the Subscriber or any of its affiliates or advisers in any press release or in any filing with the Commission or any regulatory agency or trading market, without the prior written consent (including by electronic mail) of the Subscriber, and shall omit or redact such Subscriber’s signature page to omit its name and any other identifying information in any such press release or filing except (i) to the extent required by the federal securities laws, rules or regulations (subject to Commission request as provided in clause (ii) in the case of federal securities laws), (ii) to the extent such disclosure is required by other laws, rules or regulations, in each case, at the request of the staff of the Commission or regulatory agency or under NYSE regulations or (iii) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with this Section 11(t); provided that, in the case of (i) and (ii), the Issuer shall provide the Subscriber with reasonable prior written notice of such permitted disclosure, and shall reasonably consult with the Subscriber regarding such disclosure. The Subscriber will promptly provide any information reasonably requested by the Issuer or any of its affiliates for any regulatory application or filing made or to be made or approval sought in connection with the Transactions (including filings with the Commission).

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(u) The decision of the Subscriber to purchase Convertible Notes pursuant to this Convertible Note Subscription Agreement has been made independently of any other investor and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Issuer or any of its subsidiaries which may have been made or given by any other investor or by any agent or employee of an investor, and neither the Subscriber nor any of its agents or employees shall have any liability to any other investor (or any other person) relating to or arising from any such information, materials, statements or opinions. Nothing contained herein, and no action taken by the Subscriber or investor pursuant hereto, shall be deemed to constitute the Subscriber or other investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Subscriber or other investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Convertible Note Subscription Agreement. The Subscriber acknowledges that no other investor has acted as agent for it in connection with making its investment hereunder and no other investor will be acting as agent of the Subscriber in connection with monitoring its investment in the Convertible Notes and the Underlying Shares or enforcing its rights under this Convertible Note Subscription Agreement. The Subscriber shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Convertible Note Subscription Agreement, and it shall not be necessary for any other investor to be joined as an additional party in any proceeding for such purpose.

(v) The Subscriber hereby acknowledges and agrees that it will not, nor will any person acting at Subscriber’s direction or pursuant to any understanding with Subscriber, directly or indirectly offer, sell, pledge or contract to sell any option, engage in hedging activities or execute any “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act relating to the Convertible Notes and/or the Underlying Shares from the date hereof until the date that is ninety (90) days following the Closing Date (or such earlier termination of this Convertible Note Subscription Agreement in accordance with its terms). For the avoidance of doubt, this Section 11(v) shall not prohibit the Subscriber from buying or selling any options or other derivative securities or engaging in other hedging activities (except to the extent explicitly prohibited above), or prohibit the conversion of the Convertible Notes at any time (and any such conversion shall not be deemed to be a transaction of the type contemplated in the first sentence above), or apply to any sale or other transaction (including the exercise of any redemption right) in respect of securities of the Issuer (i) held by the Subscriber, its controlled affiliates or any person or entity acting on behalf of the Subscriber or any of its controlled affiliates prior to the execution of this Convertible Note Subscription Agreement or (ii) purchased by the Subscriber, its controlled affiliates or any person or entity acting on behalf of the Subscriber or any of its controlled affiliates in open market transactions or otherwise after the execution of this Convertible Note Subscription Agreement. Notwithstanding the foregoing, (1) nothing herein shall prohibit other entities under common management with the Subscriber that have no knowledge of this Convertible Note Subscription Agreement or of the Subscriber’s participation in the Subscription (including the Subscriber’s controlled affiliates and/or affiliates) from entering into any short sales and (2) in the case of the Subscriber that is a multi-managed investment vehicle whereby separate portfolio managers

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manage separate portions of the Subscriber’s assets and the portfolio managers have no knowledge of the investment decisions made by the portfolio managers managing other portions of the Subscriber’s assets, this Section 11(v) shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Convertible Notes covered by this Convertible Note Subscription Agreement.

(w) From and after the Closing, the Subscriber will be entitled to appoint one (1) observer (the “Board Observer”) to the Board for so long as it continues to directly or indirectly hold at least 50.1% of the Subscriber’s initial holdings of the Convertible Notes (on an as-converted basis). The Issuer shall invite the Board Observer to attend all meetings of the Board in a nonvoting observer capacity and, in this respect, shall give the Board Observer copies of all notices, minutes, consents and other materials that the Issuer provides to the members of the Board at the same time and in the same manner as provided to such members; provided, however, the Issuer reserves the right to withhold any information and to exclude such Board Observer from any meeting or portion thereof if (x) the Board determines, in good faith and upon advice of counsel, that access to such information or attendance at such meeting could adversely affect the attorney-client privilege, work product privilege or similar privilege or protection between the Issuer, the Board or any committee of the Board, on the one hand, and its counsel, on the other hand (y) the Board determines in good faith that access to such information or attendance at such meeting would result in disclosure of trade secrets or other highly confidential information to the Board Observer, or (z) the Board determines in good faith that the Subscriber has a conflict of interest with respect to such information, document or meeting. The Board Observer and the Subscriber shall maintain any non-public materials and information disclosed during such meetings strictly confidential and will not use such non-public materials and information for any purpose other than to monitor and evaluate its investment in the Issuer.

(x) The Issuer and the Subscriber agree to (i) treat the Convertible Notes as indebtedness of the Issuer for U.S. federal income tax purposes, (ii) not treat the Convertible Notes as “contingent payment debt instruments” under U.S. Treasury Regulation Section 1.1275-4 and (iii) treat the issuance of the Note Warrants and the payment of the Backstop Fee as premium payments in exchange for the issuance by the Subscriber to the Issuer of a put right with respect to the Convertible Notes and, in each case, each party shall file all requisite tax returns consistent with, and take no position inconsistent with, such treatment (whether in audits, tax returns or otherwise) unless there is a change in applicable law or unless required to do so pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

44

Appendix A

Conditions for Increase of Subscription

If: (i) the Issuer has offered to issue up to an additional $75 million aggregate principal amount of the Convertible Notes to potential PIPE Investors in connection with the PIPE Transactions (the “PIPE Investor Convertible Notes”); (ii) each PIPE Investor invests $1 in the PIPE Transactions for each $1.00 in principal amount of PIPE Investor Convertible Notes issued to such PIPE Investor; (iii) an amount less than $75 million in aggregate principal amount of PIPE Investor Convertible Notes is agreed to be purchased by PIPE Investors (the difference between $75 million and such amount of PIPE Investor Convertible Notes (if any) agreed to be purchased by PIPE Investors, the “Balance Convertible Notes”); and (iv) the Issuer provides notice of the principal amount of Balance Convertible Notes to the Subscriber in accordance with Section 11(a) as soon as reasonably practicable and in any event prior to the end of the PIPE Offering Period, then the amount of the Subscription shall increase, at the election of the Issuer and Getaround, to include such Balance Convertible Notes (and all references to “Convertible Notes” in this Convertible Notes Subscription Agreement shall include the Balance Convertible Notes). If no PIPE Investor Convertible Notes are sold, then the principal amount of the Balance Convertible Notes shall be $75 million.

45

Schedule 3(b)(iii)

[Follows on next page]

[***]

IN WITNESS WHEREOF, each of the Issuer and the Subscriber has executed or caused this Convertible Note Subscription Agreement to be executed by its duly authorized representative as of the date first set forth above.

INTERPRIVATE II ACQUISITION CORP.

By:	/s/ Ahmed M. Fattouh
Name: Ahmed M. Fattouh
Title: Chief Executive Officer

Address for Notices:

InterPrivate II Acquisition Corp. 1350 Avenue of the Americas, 2nd Floor New York, NY 10019 Attention: General Counsel bbentley@interprivate.com with a copy (which will not constitute notice) to: Greenberg Traurig, LLP 1840 Century Park East Suite 1900 Los Angeles, CA 90067 Attention: Kevin Friedmann friedmannk@gtlaw.com

[Signature Page to Subscription Agreement]

SUBSCRIBER

MUDRICK CAPITAL MANAGEMENT L.P. on behalf of certain funds, investors, entities or accounts that is managed, sponsored or advised by it

By:	/s/ Jason Mudrick
Name: Jason Mudrick
Title: Chief Investment Officer

Address for Notices: 527 Madison Avenue, 6th Floor New York, NY 10022 Attn: Glenn Springer Email: operations@mudrickcapital.com; [***] [***]
with a copy (which will not constitute notice) to: Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10153-0119 Attn: Nitin Konchady nitin.konchady@weil.com

[Signature Page to Subscription Agreement]

EXHIBIT A

FORM OF INDENTURE

GETAROUND, INC.

as Issuer,

THE GUARANTORS PARTY HERETO,

as Guarantors,

and

U.S. BANK TRUST COMPANY, NATIONAL ASSOCIATION

as Paying Agent, Registrar, Trustee and Collateral Agent

INDENTURE

Dated as of [•], 2022

8.00% / 9.50% Convertible Senior Secured PIK Toggle Notes due 2027

- i -

- ii -

- iii -

Exhibits

Exhibit A: Form of Note	A-1

Exhibit B-1: Form of Restricted Note Legend	B1-1

Exhibit B-2: Form of Global Note Legend	B2-1

Exhibit B-3: Form of Non-Affiliate Legend	B3-1

Exhibit B-4: Form of OID Legend	B4-1

Exhibit C: Form of Supplemental Indenture	C-1

Exhibit D: Form of Authentication Order	D-1

Exhibit E: Form of Subordination Agreement	E-1

- iv -

INDENTURE, dated as of [•], 2022, between Getaround, Inc., a Delaware corporation (the “Company”), and U.S. BANK TRUST COMPANY, NATIONAL ASSOCIATION, as paying agent (in such capacity, the “Paying Agent”), as registrar (in such capacity, the “Registrar”), as trustee (in such capacity, the “Trustee”) and as collateral agent (the “Collateral Agent”).

Each party to this Indenture (as defined below) agrees as follows for the benefit of the other party and for the equal and ratable benefit of the Holders (as defined below) of the Company’s 8.00% / 9.50% Convertible Senior Secured PIK Toggle Notes due 2027 (the “Notes”).

Article 1. DEFINITIONS; RULES OF CONSTRUCTION

Section 1.01. DEFINITIONS.

“Acquired Debt” means, with respect to any specified Person:

(a)

Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, including Indebtedness incurred in connection with, or in contemplation of, or to provide all or any portion of the funds or credit support utilized in connection with, such other Person merging with or into, or becoming a Subsidiary of, such specified Person; and

(b)	Indebtedness secured by an existing Lien encumbering any asset acquired by such specified Person.

“Affiliate” has the meaning set forth in Rule 144 as in effect on the Issue Date.

“Applicable Procedures” means, with respect to any conversion, transfer, exchange or transaction involving a Global Note or any beneficial interest therein, the rules and procedures of the Depositary applicable to such conversion, transfer, exchange or transaction.

“Asset Sale” means the sale, conveyance, transfer or other disposition, whether in a single transaction or a series of related transactions (including by way of a sale leaseback), of property or assets (including Equity Interests of a Subsidiary) of the Company or any of its Restricted Subsidiaries (each referred to in this definition as a “disposition”) in each case, other than:

(i) any disposition of Cash Equivalents or surplus, obsolete, used or worn out property or other property, in each case whether now owned or hereafter acquired, if made in the good faith determination of the Company or the applicable Restricted Subsidiary and/or in the ordinary course of business, and dispositions of property no longer used or useful to, or economically practicable or commercially reasonable to maintain, and dispositions of intellectual property that is not material to, or is no longer used in, the business of the Company and the Restricted Subsidiaries (including (1) allowing any registration or application for registration of any such intellectual property to lapse, go abandoned or be invalidated or (2) disposing of, discontinuing the use or maintenance of, abandoning, failing to pursue or otherwise allowing to lapse, expire, terminate or put into the public domain any such intellectual property, in each case, if the Company determines in its reasonable business judgment that any of the foregoing does not materially interfere with or materially impair the business of the Company and the Restricted Subsidiaries, taken as a whole);

(ii) any disposition with an aggregate fair market value for all such property or assets disposed of pursuant to this clause (iii) in any fiscal year, not to exceed $5,000,000;

(iii) (A) any exchange of like property (excluding any boot thereon) for use in a similar business and (B) dispositions of property to the extent that (x) such property is exchanged for credit against the purchase price of similar replacement property, or other assets or services of comparable or greater value or usefulness to the business (including transactions covered by Section 1031 of the Code or any comparable provision of any foreign jurisdiction) as determined by the Company in good faith or (y) an amount equal to the net proceeds of such disposition are promptly applied to the purchase price of such replacement property;

(iv) the lease, assignment, sub-lease, license or sub-license of any real or personal property in the ordinary course of business or consistent with industry practices;

(v) [Reserved];

(vi) foreclosures, condemnation, expropriation, forced dispositions, eminent domain or any similar action with respect to assets or the granting of Liens not prohibited by this Indenture, and transfers of any property that have been subject to a casualty to the respective insurer of such property as part of an insurance settlement or upon receipt of the net proceeds of such casualty event;

(vii) (A) dispositions or discounts without recourse of accounts receivable, notes receivable, rights to payment, other current assets or participations therein, or (B) dispositions of assets in connection with any Indebtedness permitted under this Indenture;

(viii) any financing transaction with respect to property built or acquired by the Company, or any of its Restricted Subsidiaries after the Issue Date, including asset securitizations permitted by this Indenture;

(ix) (A) the sale, discount, consignment or other disposition of inventory, goods held for sale, equipment, accounts receivable, notes receivable or other assets (including leasehold or licensed interests in real property), including on an intercompany basis, (x) in the ordinary course of business or consistent with past practice or the conversion of accounts receivable to notes receivable or (y) with respect to facilities that are temporarily not in use, held for sale or closed or the discontinuation of any product line or line of business, (B) the leasing or subleasing of real property in the ordinary course of business and (C) to the extent constituting an Asset Sale, the expiration of any option or similar agreement in respect of real or personal property;

(x) the licensing, sub-licensing or cross-licensing of intellectual property or other general intangibles in the ordinary course of business or consistent with industry practices;

(xi) any surrender or waiver of contract rights or the settlement, release or surrender of contract rights or other litigation claims in the ordinary course of business or consistent with industry practices or otherwise if the Company determines in good faith that such action is in the best interests of the Company and the Restricted Subsidiaries, taken as a whole, and is not materially disadvantageous to Holders;

(xii) the unwinding or termination of any hedging obligations;

(xiii) sales, transfers and other dispositions of investments in joint ventures to the extent required by, or made pursuant to, customary buy/sell and/or put/call arrangements between the joint venture parties set forth in joint venture arrangements and similar binding arrangements;

(xiv) the issuance of directors’ qualifying shares and shares issued to foreign nationals or other third parties as required by applicable law;

(xv) intercompany transfers among the Note Parties;

(xvi) any sale of property or assets, if the acquisition of such property or assets was financed with Equity Interest contributed to the Company or any of its Restricted Subsidiaries;

(xvii) the disposition of any assets (including Equity Interests) acquired in a transaction after the Issue Date, which assets are not used or useful in the core or principal business of the Company and its Restricted Subsidiaries, (A) made in connection with the approval of any applicable antitrust authority or otherwise necessary or advisable in the good faith determination of the Company to consummate any acquisition or (B) which, within 90 days of the date of such acquisition, are designated in writing to the Trustee as being held for sale and not for the continued operations of the Company or any of its Restricted Subsidiaries or any of their respective businesses;

(xviii) any disposition of non-revenue producing assets to a Person who is providing services related to such assets, the provision of which have been or are to be outsourced by the Company or any of its Restricted Subsidiaries to such Person;

(xix) dispositions and terminations of leases, subleases, licenses, sublicenses or cross- licenses (including of intellectual property or technology and any sale of improvements made to leased real property resulting from such sale), the sale or termination of which is (A) made in the ordinary course of business, (B) does not materially interfere with the business of the Company and the Restricted Subsidiaries, taken as a whole, or (C) related to facilities that are temporarily not in use, held for sale or closed, or the discontinuation of any product line or line of business;

(xx) dispositions in connection with Permitted Liens;

(xxi) dispositions contemplated in connection with the Merger;

(xxii) dispositions made to comply with any final order or other binding directive of any Governmental Authority or any applicable law having proper jurisdiction over the entity making such disposition;

(xxiii) any sale of vehicles and information technology equipment purchased at the end of an operating lease and resold thereafter;

(xxiv) dispositions in connection with cash management services, treasury arrangements and related activities, in each case, in the ordinary course of business;

(xxv) any “fee in lieu” or other disposition of assets to any Governmental Authority that continue in use by the Company or any of its Restricted Subsidiaries, so long as the Company or such Restricted Subsidiary may obtain title to such asset upon reasonable notice by paying a nominal fee; and

(xxvi) deposits of copies of source code and release of such copies of source code pursuant to escrow arrangements entered into in the ordinary course of business and consistent with past practices, provided that any such deposit does not result in the permanent transfer of ownership of such source code.

“Authentication Order” means an authentication order substantially in the form set forth in Exhibit D.

“Authorized Denomination” means, with respect to a Note, a principal amount minimum denomination equal to $1,000 or any integral multiple of $1,000 in excess thereof, and after the payment of PIK Interest, a principal amount minimum denomination equal to $1.00 or any integral multiple of $1.00 in excess thereof.

“Bankruptcy Law” means Title 11, United States Code, or any similar U.S. federal or state or non-U.S. law for the relief of debtors.

“Board of Directors” means the board of directors of the Company or a committee of such board duly authorized to act on behalf of such board.

“Business Combination Agreement” that certain business combination agreement, dated as of [•], 2022, by and among the Issuer, TMPST Merger Sub I Inc., a Delaware corporation and a direct, wholly-owned subsidiary of the Company (“Merger Sub I”), TMPST Merger Sub II, a Delaware limited liability company and a direct, wholly-owned subsidiary of the Company (“Merger Sub II”), and Getaround, Inc., a Delaware corporation, as amended prior to the date hereof.

“Business Day” means any day other than a Saturday, a Sunday or any day on which banking institutions or trust companies in the City of New York, New York or the city of the principal office of the Trustee, for purposes of this Indenture, are authorized or obligated by law, regulation or executive order to close or be closed.

“Capital Lease Obligation” means, with respect to any Person, the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under GAAP; the amount of such obligations shall be the capitalized amount thereof determined in accordance with GAAP, and the final maturity of such obligations shall be the date of the last payment of such amounts due under such lease (or other arrangement) prior to the first date on which such lease (or other arrangement) may be terminated by the lessee without payment of a premium or a penalty; and, for the purposes of this Indenture, the amount of such obligations at any time shall be the capitalized amount thereof at such time determined in accordance with GAAP.

“Capital Stock” of any Person means any and all shares of, interests in, rights to purchase, warrants or options for, participations in, or other equivalents of, in each case however designated, the equity of such Person, but excluding any debt securities convertible into or exchangeable for such equity prior to their conversion or exchange, as the case may be.

“Cash Equivalent” means:

(a) direct obligations of, or obligations the principal of and interest on which are unconditionally guaranteed by (i) the United States of America (or any agency thereof to the extent such obligations are backed by the full faith and credit of the United States of America) or (ii) any state, commonwealth or territory of the United States, by any political subdivision or taxing authority of any such state, commonwealth or territory, having a rating of at least A-1 from S&P or at least P-1 from Moody’s, in each case maturing within one year from the date of acquisition thereof;

(b) investments in commercial paper maturing within 270 days from the date of acquisition thereof and having, at the date of acquisition thereof, the highest credit rating obtainable from S&P or Moody’s;

(c) investments in certificates of deposit, banker’s acceptances and demand or time deposits, in each case maturing within 180 days from the date of acquisition thereof, issued or guaranteed by or placed with, and money market deposit accounts issued or offered by, any domestic office of any commercial bank organized under the laws of the United States of America or any State thereof that has a combined capital and surplus and undivided profits of not less than (i) is at least “adequately capitalized” (as defined in the regulations of its primary Federal banking regulator) and (ii) has Tier 1 capital (as defined in such regulations) of not less than $1,000,000,000;

(d) fully collateralized repurchase agreements with a term of not more than 30 days for securities described in clause (a) above and entered into with a financial institution satisfying the criteria described in clause (c) above;

(e) money market funds that (i) comply with the criteria set forth in Rule 2a-7 under the Investment Company Act of 1940, (ii) are rated AAA by S&P and Aaa by Moody’s and (iii) have portfolio assets of at least $500,000,000; and

(f) instruments equivalent to those referred to in clauses (a) through (e) above denominated in pounds sterling, Canadian dollars or Euro or any other foreign currency comparable in credit quality and tenor and customarily used by corporations for cash management purposes in any jurisdiction outside the United States to the extent reasonably required in connection with any business conducted by any Subsidiary organized in such jurisdiction.

“Close of Business” means 5:00 p.m., New York City time.

“Code” means Internal Revenue Code of 1986, as amended.

“Collateral” means any and all assets, whether real or personal, tangible or intangible, on which Liens are purported to be granted pursuant to the Security Documents as security for the obligations under this Indenture.

“Collateral Agent” means the Person named as such in the first paragraph of this Indenture until a successor replaces it in accordance with the provisions of this Indenture and, thereafter, means such successor.

“Common Stock” means the Class A Common Stock of the Company, par value $0.0001 per share, at the date of this Indenture, subject to Section 5.09.

“Company” means the Person named as such in the first paragraph of this Indenture and, subject to Article 6, its successors and assigns.

“Company Order” means a written request or order signed on behalf of the Company by one (1) of its Officers and delivered to the Trustee.

“Company Persons” means any future, current or former officer, director, manager, member, member of management employee, consultant or independent contractor of the Company or any of its Subsidiaries.

“Consolidated Adjusted EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person and its Restricted Subsidiaries plus, without duplication and solely to the extent deducted in calculating Consolidated Net Income of such Person for such period (including by reducing consolidated net income (or loss) as calculated in accordance with GAAP for the applicable period), the sum of:

(a)

provisions for taxes based on income (or similar taxes in lieu of income taxes), profits or capital (or equivalents), including federal, foreign, state, local, franchise, excise and similar taxes and foreign withholding taxes paid or accrued during such period, including any penalties and interest relating to such taxes or arising from any tax examinations;

(b)	Consolidated Interest Expense;

(c)	depreciation and amortization expense determined in accordance with GAAP;

(d)	any severance expenses and site-closure expenses incurred in connection with an acquisition to the extent incurred as part of, or within one year from the closing of, such acquisition;

(e)	any net after-tax losses (or net after-tax gains) with respect to Asset Sales or other dispositions of properties or assets of the Company or its Restricted Subsidiaries;

(f)

adjustments for non-cash gains and non-cash write-downs; including, but not limited to, non-cash charges relating to (i) share-based earnouts resulting from the Business Combination Agreement and transactions contemplated thereby and (ii) any fair value adjustments relating to convertible notes and warrants, warrant liabilities, derivative securities and convertible debt;

(g)	any net after-tax income or losses for such period attributable to early extinguishment of Indebtedness or obligations under any hedging agreement or other derivative instrument; and

(h)

any non-cash charges or expenses resulting from any employee benefit or management compensation plan, other non-cash compensation or the grant of stock and stock options or other equity and equity-based interests to employees of the Company (or any direct or indirect parent thereof) or any Restricted Subsidiary pursuant to a written plan or agreement or the treatment of such options or other equity and equity-based interests under variable plan accounting; provided that the aggregate amount of adjustments associated with any stock-based and other equity-based compensation expenses shall not exceed 25% of Consolidated Adjusted EBITDA for the relevant period (calculated before giving effect to all of the adjustments made pursuant to this definition of “Consolidated Adjusted EBITDA”);

provided, that for purposes of calculating Consolidated Adjusted EBITDA of the Company and its Subsidiaries for any period, (A) the Consolidated Adjusted EBITDA of any Person or assets constituting a division or line of business of any business entity, division or line of business, in each case, acquired by the Company or any of the Restricted Subsidiaries during such period, shall be included on a pro forma basis for such period assuming the consummation of such acquisition had occurred on the first day of such period and (B) the Consolidated Adjusted EBITDA of any Person or assets constituting a division or line of business of any business entity, division or line of business, in each case, disposed of by the Company or any of the Subsidiaries during such period shall be excluded for such period (assuming the consummation of such disposition had occurred on the first day of such period), in each case, calculated in accordance with Regulation S-X under the Exchange Act. With respect to each joint venture or minority investee of the Company or any Guarantor, for purposes of calculating Consolidated Adjusted EBITDA, the amount of Consolidated Adjusted EBITDA (calculated in accordance with this definition) attributable to such joint venture or minority investee, as applicable, that shall be counted for such purposes (without duplication of amounts already included in Consolidated Net Income) shall equal the amount thereof actually distributed to the Company or any Guarantor. Unless otherwise qualified, all references to “Consolidated Adjusted EBITDA” in this Indenture shall refer to Consolidated Adjusted EBITDA of the Company and its Restricted Subsidiaries. In no event shall Consolidated Adjusted EBITDA include any run-rate metrics, including, without limitation, run-rate synergies or cost-savings.

For purposes of this definition, whenever pro forma effect is to be given to a transaction, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Company.

“Consolidated Interest Expense” means, with respect to any Person for any period, without duplication, the sum of:

(a) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted (and not added back) in computing Consolidated Net Income (including (a) amortization of original issue discount resulting from the issuance of Indebtedness at less than par, (b) all commissions, discounts and other fees and charges owed with respect to letters of credit or bankers’ acceptances, (c) non-cash interest expense (but excluding any non-cash interest expense attributable to the movement in the mark-to-market valuation of hedging obligations or other derivative instruments pursuant to GAAP), (d) the interest component of Capitalized Lease Obligations and (e) net payments, if any, pursuant to interest rate hedging obligations with respect to Indebtedness, and excluding (v) accretion or accrual of discounted liabilities not constituting Indebtedness, (w) any expense resulting from the discounting of Indebtedness in connection with the application of recapitalization accounting or, if applicable, purchase accounting, (x) amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses and (y) any expensing of bridge, commitment and other financing fees; plus

(b) consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued; less

(c) interest income of such Person and its Restricted Subsidiaries for such period.

“Consolidated Net Income” means, with respect to any Person for any period, the consolidated net income (or loss) of such Person and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP; provided, that in calculating Consolidated Net Income of the Company and its Restricted Subsidiaries for any period, there shall be excluded:

(a)	minority interest expense attributable to minority equity interests of third parties in any non-wholly owned entity;

(b)	any net unrealized gains and losses resulting from currency translation;

(c)	the cumulative effect of a change in accounting principles during such period, together with any related provision for taxes; and

(d)	any customary Transaction Expenses incurred in the year ended December 31, 2022.

“Consolidated Total Debt” means, with respect to any Person as of any date of determination, the sum, without duplication, of (i) the total amount of Indebtedness of such Person and its Restricted Subsidiaries (excluding intercompany Indebtedness as of such date) plus (ii) the aggregate liquidation value of all Disqualified Capital Stock of such Person and of the Subsidiaries of such Person and all Preferred Stock of the Restricted Subsidiaries of such Person, in each case, determined on a consolidated basis in accordance with GAAP; provided that with respect to any revolving credit facility the Consolidated Total Debt thereof shall be deemed to be the full amount of the commitments thereunder.

“Consolidated Total Leverage Ratio” with respect to any Person, as of any date, means the ratio of (a) Consolidated Total Debt of such Person as of such date to (b) Consolidated Adjusted EBITDA of such Person for the four most recent full fiscal quarters for which internal financial statements prepared in accordance with GAAP are available immediately preceding such date. In the event that the Company or any of its Subsidiaries incurs or redeems, repurchases or otherwise discharges any Indebtedness subsequent to the period for which the Consolidated Total Leverage Ratio is being calculated but prior to the event for which the calculation of the Consolidated Total Leverage Ratio is made, then the Consolidated Total Leverage Ratio shall be calculated giving pro forma effect to such incurrence or redemption, repurchase or discharge of Indebtedness as if the same had occurred at the beginning of the applicable four fiscal quarter period.

“Conversion Date” means, with respect to a Note, the first Business Day on which the requirements set forth in Section 5.02(A) to convert such Note are satisfied, subject to Section 5.03(C).

“Conversion Price” means, as of any time, an amount equal to (A) one thousand dollars ($1,000) divided by (B) the Conversion Rate in effect at such time; provided, however, that the Conversion Price shall be subject to a downward adjustment to 115% of the average of the Daily VWAP of the Common Stock for the 90 VWAP Trading Days after the Issue Date, subject to a minimum conversion price of $9.21 per share (subject to proportionate adjustment for stock or share dividends, stock or share splits or stock or share combinations with respect to the Common Stock), provided further, that there shall be no adjustment if 115% of such average daily VWAP is equal to or greater than the Conversion Price in effect at such time.

“Conversion Rate” initially means 86.96 shares of Common Stock per $1,000 principal amount of Notes; provided, however, that (a) the Conversion Rate is subject to adjustment pursuant to Article 5; and (b) whenever this Indenture refers to the Conversion Rate as of a particular date without setting forth a particular time on such date, such reference will be deemed to be to the Conversion Rate immediately after the Close of Business on such date.

“Conversion Share” means any share of Common Stock issued or issuable upon conversion of any Note.

“Corporate Trust Office” means the office of the Paying Agent, Registrar and Trustee at which at any particular time this Indenture shall be principally administered, which office at the date hereof is located at U.S. Bank Trust Company, National Association, Global Corporate Trust Services, 60 Livingston Avenue, St. Paul, MN 55107, Attn: Account Administration (Getaround Notes), or such other address as the Paying Agent, Registrar or Trustee may designate from time to time by notice to the Holders and the Company, or the principal corporate trust office of any successor paying agent, successor registrar or successor trustee (or such other address as such successor paying agent, successor registrar or successor trustee may designate from time to time by notice to the holders and the Company).

“Daily VWAP” means, for any VWAP Trading Day, the per share volume-weighted average price of the Common Stock as displayed under the heading “Bloomberg VWAP” on Bloomberg page “EVTL <EQUITY> AQR” (or, if such page is not available, its equivalent successor page) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such VWAP Trading Day (or, if such volume-weighted average price is unavailable, the market value of one share of Common Stock on such VWAP Trading Day, determined, using a volume-weighted average price method, by a nationally recognized independent investment banking firm selected by the Company). The Daily VWAP will be determined without regard to after-hours trading or any other trading outside of the regular trading session.

“Default” means any event that is (or, after notice, passage of time or both, would be) an Event of Default.

“Deposit Account Control Agreements” means [ ].

“Depositary” means The Depository Trust Company or its successor.

“Depositary Participant” means any member of, or participant in, the Depositary.

“Designated Preferred Stock” means Preferred Stock of the Company (other than Disqualified Stock) that is issued for cash (other than to a Restricted Subsidiary of the Company or an employee stock or share ownership plan or trust established by the Company or any of its Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officer’s Certificate on the issuance date thereof.

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms, or by the terms of any security into which it is convertible or for which it is putable or exchangeable, or upon the happening of any event, matures or is mandatorily redeemable (other than solely for Capital Stock of such Person or any direct or indirect parent entity thereof that would not otherwise constitute Disqualified Stock, and other than solely as a result of a change of control, asset sale, casualty, condemnation or eminent domain) pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (other than solely for Capital Stock of such Person or as a result of a change of control, asset sale, casualty, condemnation or eminent domain), in whole or in part, in each case prior to the date 91 days after the earlier of the maturity date of the Notes or the date the Notes are no longer outstanding; provided that if such Capital Stock is issued pursuant to any plan for the benefit of future, present or former employees, directors, officers, managers, members, partners, independent contractors or consultants of the Company or its Subsidiaries or by any such plan to such future, present or former employees, directors, officers, managers, members, partners, independent contractors or consultants, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Company or its Subsidiaries in order to satisfy applicable statutory or regulatory obligations or as a result of such employee’s termination, death or disability; provided, further, that any Capital Stock held by any Permitted Payee of the Company, any of its Subsidiaries, or any other entity in which the Company or a Restricted Subsidiary has an Investment and is designated in good faith as an “affiliate” by the Board of Directors, in each case pursuant to any stock or share subscription or shareholders’ agreement, management equity plan or stock or share option plan or any other management or employee benefit plan or agreement, shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Company or its Subsidiaries or in order to satisfy applicable statutory or regulatory obligations.

“Equity Interest” means shares, shares of capital stock, partnership interests (other than general partnership interests), membership interests in a limited liability company, beneficial interests in a trust or other equity ownership interests in a Person, and any warrants, options or other rights entitling the holder thereof to purchase or acquire any such equity interest, but excluding any debt securities convertible into any of the foregoing.

“Ex-Dividend Date” means, with respect to an issuance, dividend or distribution on the Common Stock, the first date on which Common Stock trades on the applicable exchange or in the applicable market, regular way, without the right to receive such issuance, dividend or distribution (including pursuant to due bills or similar arrangements required by the relevant stock exchange). For the avoidance of doubt, any alternative trading convention on the applicable exchange or market in respect of the Common Stock under a separate ticker symbol or CUSIP number will not be considered “regular way” for this purpose.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Excluded Contribution” means Net Cash Proceeds, marketable securities or other proceeds received by the Company after the Issue Date from:

(a) contributions to its common equity capital (including in consideration for the issue of shares);

(b) dividends, distributions, fees and other payments from any joint ventures or Investments in entities that are not Restricted Subsidiaries; and

(c) the sale (other than to a Subsidiary of the Company or to any management equity plan or stock or share option plan or any other management or employee benefit plan or agreement of the Company) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of the Company or any direct or indirect parent entity to the extent contributed as common equity capital to the Company, in each case designated as Excluded Contributions pursuant to an Officer’s Certificate.

“Excluded Subsidiary” means any Subsidiary that (i) is a non-Wholly Owned Subsidiary that is not permitted to guarantee the Notes by its organizational documents, including any applicable equityholder agreement, or applicable law or regulation, (ii) (A) generates revenue of less than $2,000,000 on an unconsolidated basis and (B) accounts for less than 5% of the Company’s consolidated revenue on an unconsolidated basis or (iii) is, for so long as the PGE Facility is outstanding, Getaround SAS.

“Fair Market Value” or “fair market value” means, with respect to any asset or group of assets on any date of determination, the value of the consideration obtainable in a sale of such asset at such date of determination assuming a sale by a willing seller to a willing purchaser dealing at arm’s length and arranged in an orderly manner over a reasonable period of time taking into account the nature and characteristics of such asset (which determination shall be conclusive), it being agreed that with respect to real property, in no event will the Issuer or a Restricted Subsidiary be required to obtain independent appraisals or other third party valuations to establish such Fair Market Value unless required by FIRREA.

“Fundamental Change” means any of the following events:

(A) a “person” or “group” (within the meaning of Section 13(d) of the Exchange Act), other than (x) the Company or its Wholly Owned Subsidiaries, their respective employee benefit plans or (y) the affiliated holders, files a Schedule TO (or any successor schedule, form or report) or any schedule, form or report under the Exchange Act disclosing that such person or group has become the direct or indirect “beneficial owner” (as defined below) (i) of Capital Stock representing more than fifty percent (50%) of the voting power of all classes of the Company’s Capital Stock; or (ii) of more than 50% of the outstanding shares of Common Stock;

(B) the consummation of (i) any sale, lease or other transfer, in one transaction or a series of transactions, of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, to any Person; or (ii) any transaction or series of related transactions in connection with which (whether by means of merger, consolidation, share exchange, combination, reclassification, recapitalization, acquisition, liquidation or otherwise) all of the shares of Common Stock are exchanged for, converted into, acquired for, or constitutes solely the right to receive, other securities, cash or other property; provided, however, that any merger, consolidation, share exchange or combination of the Company pursuant to which the Persons that directly or indirectly “beneficially owned” (as defined below) all classes of the Company’s common equity immediately before such transaction directly or indirectly “beneficially own,” immediately after such transaction, more than fifty percent (50%) of all classes of common equity of the surviving, continuing or acquiring company or other transferee, as applicable, or the parent thereof, in substantially the same proportions vis-à-vis each other as immediately before such transaction will be deemed not to be a Fundamental Change pursuant to this clause (B);

(C) the Company’s shareholders approve any plan or proposal for the liquidation or dissolution of the Company; or

(D) the Common Stock ceases to be listed on any of The New York Stock Exchange, The NASDAQ Capital Market, The NASDAQ Global Market or The NASDAQ Global Select Market (or any of their respective successors);

provided, however, that a transaction or event described in clause (A) or (B) above will not constitute a Fundamental Change if at least ninety percent (90%) of the consideration received or to be received by the holders of shares of Common Stock (excluding cash payments for fractional shares or pursuant to dissenters rights), in connection with such transaction or event, consists of Capital Stock listed on any of The New York Stock Exchange, The NASDAQ Capital Market, The NASDAQ Global Market or The NASDAQ Global Select Market (or any of their respective successors), or that will be so listed when issued or exchanged in connection with such transaction or event, and such transaction or event constitutes a Common Stock Change Event whose Reference Property consists of such consideration.

For the purposes of this definition, (x) any transaction or event described in both clause (A) and in clause (B)(i) or (ii) above (without regard to the proviso in clause (B)) will be deemed to occur solely pursuant to clause (B) above (subject to such proviso); and (y) whether a Person is a “beneficial owner” and whether shares are “beneficially owned” will be determined in accordance with Rule 13d-3 under the Exchange Act.

For the purposes of this definition, the term “affiliated holders” means (i) Mr. Sam Zaid and his estate, spouse, heirs and lineal descendants, (ii) any company, limited liability company, partnership, trust, foundation or other entity or investment vehicle for which any of the persons in clause (i) retains sole voting and dispositive power (or shared voting and/or dispositive power with other affiliated holders) with respect to the shares of Common Stock held by such company, partnership, trust, foundation or other entity or investment vehicle, and the trustees, legal representatives, beneficiaries and/or beneficial owners of such company, limited liability company, partnership, trust, foundation or other entity or investment vehicle, (iii) any not-for-profit entity where the acquisition or its shares of Common Stock is directed by any of the persons in clause (i), and (iv) any entity wholly-owned by any person described in clause (i).

“Fundamental Change Repurchase Date” means the date fixed for the repurchase of any Notes by the Company pursuant to a Repurchase Upon Fundamental Change, which must be a Business Day that is no more than 35, nor less than 20, Business Days after the date the Company sends the Fundamental Change Repurchase Notice.

“Fundamental Change Repurchase Notice” means a notice (including a notice substantially in the form of the “Fundamental Change Repurchase Notice” set forth in Exhibit A) containing the information, or otherwise complying with the requirements, set forth in Section 4.02(F)(i) and Section 4.02(F)(ii).

“Fundamental Change Repurchase Price” means the cash price payable by the Company to repurchase any Note upon its Repurchase Upon Fundamental Change, calculated pursuant to Section 4.02(D).

“GAAP” means generally accepted accounting principles in the United States in effect on the Issue Date, except that (i) with respect to any reports or financial information required to be delivered pursuant to Section 3.02, GAAP means generally accepted accounting principles in the United States as in effect during the applicable period covered by such report or financial information and (ii) any lease that would not be considered a capital lease pursuant to GAAP prior to the effectiveness of Accounting Standards Codification 842 (whether or not such lease was in effect on such date) shall be treated as an operating lease for all purposes under the Indenture and shall not be deemed to constitute a capitalized lease or Indebtedness thereunder.

“Global Note” means a Note that is represented by a certificate substantially in the form set forth in Exhibit A, registered in the name of the Depositary or Cede & Co., as its nominee, duly executed by the Company and authenticated by the Trustee, and deposited with the Trustee, as custodian for the Depositary.

“Global Note Legend” means a legend substantially in the form set forth in Exhibit B-2.

“Governmental Authority” means the government of the United States of America, any other nation or any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

“Guarantee” means the guarantee by each Guarantor of the Company’s obligations under this Indenture and the Notes pursuant to Article 9.

“Guarantor” means each Person that becomes a Guarantor by executing the Indenture or an amended or supplemental indenture pursuant to Section 8.01(B) and Section 9.03 and, subject to Section 9.04, its successors and assigns of the foregoing.

“Holder” means a person in whose name a Note is registered on the Registrar’s books.

“Indebtedness” of any Person means, without duplication,

(a) all obligations of such Person for borrowed money,

(b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments to the extent such obligations would appear as a liability on a balance sheet of such Person prepared in accordance with GAAP,

(c) all guarantees by such Person of Indebtedness of others,

(d) all Capital Lease Obligations of such Person,

(e) all obligations, contingent or otherwise, of such Person as an account party in respect of letters of credit, letters of guaranty, bank guarantees, bankers’ acceptances and similar instruments and

(f) to the extent not otherwise included in this definition, net obligations of such Person under hedging obligations entered into by such Person in the ordinary course of business and entered into for bona fide hedging purposes (and not for speculative purposes) as determined in good faith by the Company (the amount of any such obligations to be equal at any time to the net payments under such agreement or arrangement giving rise to such obligation that would be payable by such person at the termination of such agreement or arrangement);

provided that the term “Indebtedness” shall not include (i) deferred or prepaid revenue, (ii) purchase price holdbacks in respect of a portion of the purchase price of an asset to satisfy warranty or other unperformed obligations of the seller, (iii) contingent indemnity and similar obligations incurred in the ordinary course of business, (iv) Indebtedness of any parent entity (for which none of the Company or any Subsidiary is liable) appearing on the balance sheet of the Company solely by reason of push down accounting under GAAP, (v) obligations in connection with government auctions, subsidies, benefits or similar programs or processes, (vi) trade and other payables, accrued expenses and liabilities and intercompany liabilities arising in the ordinary course of business and (vii) obligations under any license, permit or other approval (or guarantees in respect of such obligations) incurred prior to the Issue Date or in the ordinary course of business.

The Indebtedness of any Person shall include the Indebtedness of any other entity (including any partnership in which such Person is a general partner), to the extent such Person is liable therefor as a result of such Person’s ownership interest in or other relationship with such entity, except to the extent the terms of such Indebtedness provide that such Person is not liable therefor. For all purposes hereof, the Indebtedness of the Company and any of its Subsidiaries shall exclude (i) intercompany liabilities between and among them arising solely from their cash management, tax and accounting operations in the ordinary course of business and (ii) intercompany loans, advances or Indebtedness between and among them having a term not exceeding 364 days (inclusive of any rollover, conversion or extension terms) and made in the ordinary course of business.

“Indenture” means this Indenture, as amended or supplemented from time to time.

“Intellectual Property” means any and all rights in, arising out of, or associated with any of the following in any jurisdiction throughout the world: (a) issued patents and patent applications (whether provisional or non-provisional), including divisionals, continuations, continuations-in-part, substitutions, reissues, reexaminations, extensions, or restorations of any of the foregoing,; (b) trademarks, service marks, brands, certification marks, logos, trade dress, trade names, and other similar indicia of source or origin, together with the goodwill connected with the use of and symbolized by, and all registrations, applications for registration, and renewals of, any of the foregoing; (c) copyrights and works of authorship, whether or not copyrightable, and all registrations, applications for registration, and renewals of any of the foregoing; (d) internet domain names and social media account or user names (including “handles”), whether or not trademarks, all associated web addresses, URLs, websites and web pages, social media sites and pages, and all content and data thereon or relating thereto, whether or not copyrights; (e) mask works, and all registrations, applications for registration, and renewals thereof; (f) product designs, industrial designs, blueprints, drawings, specifications, documentations, programming materials, reports, catalogs, literature and all registrations, applications for registration, and renewals therefor; (g) trade secrets, know-how, inventions (whether or not patentable), discoveries, improvements, technology, business and technical information, databases, data compilations and collections, tools, methods, processes, techniques, and other confidential and proprietary information and all rights therein; (h) computer programs, operating systems, applications, firmware and other code, including all source code, object code, application programming interfaces, data files, databases, protocols, specifications, and other documentation thereof; (i) rights of publicity; and (j) all other intellectual or industrial property and proprietary rights, together with all royalties, fees, income, payments, and other proceeds now or hereafter due or payable to with respect to any of the foregoing, and all claims and causes of action with respect to any of the foregoing whether accruing before, on, or after the date hereof including all rights to and claims for damages, restitution, and injunctive and other legal or equitable relief for past, present, or future infringement, misappropriation, or other violation thereof.

“Intellectual Property Agreements” means [ ].

“Interest Payment Date” means, with respect to a Note, each [•] and [•] of each year, commencing on [•], 202[•] (or commencing on such other date specified in the certificate representing such Note). For the avoidance of doubt, the Maturity Date is an Interest Payment Date.

“Interest Period” shall mean the period commencing on and including an Interest Payment Date and ending on and including the day immediately preceding the next succeeding Interest Payment Date, with the exception that the first Interest Period shall commence on and include the Issue Date and end on and include the day immediately preceding the first scheduled Interest Payment Date (the Interest Payment Date for any Interest Period shall be the Interest Payment Date occurring on the day immediately following the last day of such Interest Period).

“Investment Grade Rating” means S&P BBB- or above.

“Investment Grade Securities” means:

(a) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (other than Cash Equivalents);

(b) debt securities or debt instruments with an Investment Grade Rating, but excluding any debt securities or instruments constituting loans or advances among the Company and its Subsidiaries;

(c) investments in any fund that invests at least 90% of its assets in investments of the type described in clauses (a) and (b) which fund may also hold immaterial amounts of cash pending investment or distribution; and

(d) corresponding instruments in countries other than the United States customarily utilized for high quality investments.

“Investments” means, as to any Person, any direct or indirect acquisition of or investment by such Person in another Person, whether by means of (a) the purchase or other acquisition of Equity Interests or Indebtedness or other securities of another Person, (b) a loan, advance or capital contribution to, Guarantee or assumption of Indebtedness of, or purchase or other acquisition of any other Indebtedness or equity participation or interest in, another Person, including any partnership or joint venture interest in such other Person (excluding, in the case of the Company and the Restricted Subsidiaries, intercompany advances between and among the Company and/or the Restricted Subsidiaries arising solely from their cash management, tax and accounting operations in the ordinary course of business) or (c) the purchase or other acquisition (in one transaction or a series of transactions) of all or substantially all of the property and assets or business of another Person or assets constituting a business unit, line of business or division of such Person. If an Investment involves the acquisition of more than one Person, the amount of such Investment shall be allocated among the acquired Persons in accordance with GAAP; provided that pending the final determination of the amounts to be so allocated in accordance with GAAP, such allocation shall be as reasonably determined by the Company. For purposes of Section 3.12 hereof, if the Company or any of its Restricted Subsidiary issues, sells or otherwise disposes of any Capital Stock of a Person that is a Restricted Subsidiary of the Company such that, after giving effect thereto, such Person is no longer a Restricted Subsidiary, any investment by the Company or any of its Restricted Subsidiaries in such Person remaining after giving effect thereto shall not be deemed to be an Investment at such time.

The amount of any Investment outstanding at any time shall be the original cost of such Investment, reduced by any dividend, distribution, interest payment, return of capital, repayment or other amount received in Cash Equivalents by the Company or a Restricted Subsidiary in respect of such Investment to the extent such amounts do not increase any other baskets under this Indenture.

“Issue Date” means [•], 2022.

“Last Reported Sale Price” of the Common Stock for any Trading Day means the closing sale price per share (or, if no closing sale price is reported, the average of the last bid price and the last ask price per share or, if more than one in either case, the average of the average last bid prices and the average last ask prices per share) of Common Stock on such Trading Day as reported in composite transactions for the principal U.S. national or regional securities exchange on which the Common Stock is then listed. If the Common Stock is not listed on a U.S. national or regional securities exchange on such Trading Day, then the Last Reported Sale Price will be the last quoted bid price per share of Common Stock on such Trading Day in the over-the-counter market as reported by OTC Markets Group Inc. or a similar organization. If the Common Stock is not so quoted on such Trading Day, then the Last Reported Sale Price will be the average of the mid-point of the last bid price and the last ask price per share of Common Stock on such Trading Day from each of at least three (3) nationally recognized independent investment banking firms selected by the Company. Neither the Trustee nor the Conversion Agent will have any duty to determine the Last Reported Sale Price.

“Leaseholds” of any Person shall mean all the right, title and interest of such Person as lessee or licensee in, to and under leases or licenses of land, improvements and/or fixtures.

“Lien” means, with respect to any asset, (a) any mortgage, leasehold mortgage, deed of trust, leasehold deed of trust, lien (statutory or otherwise), pledge, hypothecation, encumbrance, collateral assignment, charge or security interest in, on or of such asset and (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to such asset.

“Limited Condition Transaction” means (a) the entering into or consummation of any transaction (including in connection with any acquisition or similar permitted Investment or the assumption or incurrence of Indebtedness or the obtaining of a commitment in respect thereof) and/or (b) the making of any Restricted Payment.

“Make-Whole Premium” means, with respect to a Note at any time, the excess, if any, of (a) the present value at such time of (i) the Redemption Principal Amount of such Note on the Maturity Date plus (ii) any required interest payments due on such Note through the Maturity Date (but excluding accrued and unpaid interest through the relevant Redemption Date), computed using the rate for Cash Interest as the Stated Interest and a discount rate equal to the Treasury Rate plus 50 basis points, discounted to the relevant Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months), over (b) the principal amount of such Note. The Trustee shall have no obligation to calculate or verify the calculation of the Make-Whole Premium.

“Market Disruption Event” means, with respect to any date, the occurrence or existence, during the one-half hour period ending at the scheduled close of trading on such date on the principal U.S. national or regional securities exchange or other market on which Common Stock is listed for trading or trades, of any material suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the relevant exchange or otherwise) in the Common Stock or in any options contracts or futures contracts relating to the Common Stock.

“Material IP” means any Intellectual Property that is material to the business operation of the Company and its Restricted Subsidiaries taken as a whole, and any licenses that are necessary to run the businesses of the Company and its Restricted Subsidiaries taken as a whole.

“Material Real Property” means any Real Property with a Fair Market Value, as reasonably determined by the Company in good faith, greater than or equal to $1,000,000 per

Real Property or $5,000,000 in the aggregate for all Real Properties or any Leasehold.

“Maturity Date” means [•], 2027.

“Merger” means the business combination pursuant to the Business Combination Agreement, whereby, among other things, (i) Merger Sub I will merge with and into Getaround, Inc. (the “First Merger”), with Getaround, Inc. being the surviving entity in the merger and continuing (immediately following the First Merger) as a wholly-owned subsidiary of the Company (the “Surviving Corporation”), and (ii) immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Corporation shall be merged with and into Merger Sub II (the “Second Merger”), with Merger Sub II being the surviving entity in the Second Merger and continuing (immediately following the Second Merger) as a wholly-owned subsidiary of the Company.

“Mortgage” means a mortgage, leasehold mortgage, charge, deed of trust, leasehold deed of trust, assignment of leases and rents or other security document granting a Lien on any Mortgaged Property in favor of the Collateral Agent for the benefit of the Secured Parties to secure the obligations under this Indenture, as the same may be amended, amended and restated, supplemented or otherwise modified from time to time.

“Mortgaged Property” means each parcel of Material Real Property with respect to which a Mortgage will (or is required to be) be granted pursuant to [ ].

“Net Cash Proceeds” with respect to any issuance or sale of common equity capital, means the cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, listing fees, discounts or commissions and brokerage, consultant and other fees and charges actually Incurred in connection with such issuance or sale and net of taxes paid or payable as a result of such issuance or sale (after taking into account any available tax credit or deductions and any tax sharing arrangements).

“Non-Affiliate Legend” means a legend substantially in the form set forth in Exhibit B-3.

“Note Agent” means any Registrar, Paying Agent or Conversion Agent.

“Note Party” means the Company and the Guarantors.

“Notes” means the 8.00% / 9.50% Convertible Senior Secured PIK Toggle Notes due 2027 issued by the Company pursuant to this Indenture.

“Officer” means the Chairman of the Board of Directors, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, the Treasurer, any Assistant Treasurer, the Controller, the Secretary or any Executive Vice President, Senior Vice President or Vice-President of the Company (in each case, if any).

“Officer’s Certificate” means a certificate that is signed on behalf of the Company by one (1) of its Officers and that meets the requirements of Section 13.03.

“OID Legend” means a legend substantially in the form set forth in Exhibit B-4.

“Open of Business” means 9:00 a.m., New York City time.

“Opinion of Counsel” means an opinion in writing signed by legal counsel (including an employee of, or counsel to, the Company or any of its Subsidiaries) who is reasonably acceptable to the Trustee, that meets the requirements of Section 13.03, subject to customary qualifications and exclusions.

“Permitted Intercompany Activities” means any transactions between or among the Company and its Restricted Subsidiaries that are entered into in the ordinary course of business of the Company and its Restricted Subsidiaries and, in the good faith judgment of the Company are necessary or advisable in connection with the ownership or operation of the business of the Company and its Restricted Subsidiaries, including, but not limited to, (a) payroll, cash management, purchasing, insurance and hedging arrangements; (b) management, technology and licensing arrangements; and (c) customer loyalty and rewards programs.

“Permitted Investments” means:

(a) any Investment in the Company or any of the Guarantors, or in Getaround SAS in the ordinary course of business;

(b) any Investment in Cash Equivalents or Investment Grade Securities;

(c) any Investment by the Company or any of its Restricted Subsidiaries in a Person (including, to the extent constituting an Investment, in assets of a Person that represent substantially all of its assets or a division, business unit or product line, including research and development and related assets in respect of any product) if as a result of such Investment:

(i) such Person becomes a Guarantor; or

(ii) such Person, in one transaction or a series of related transactions, is amalgamated, merged or consolidated with or into, or transfers or conveys substantially all of its assets (or such division, business unit or product line) to, or is liquidated into, the Company or a Guarantor, and, in each case, any Investment held by such Person; provided that such Investment was not acquired by such Person in contemplation of such acquisition, merger, amalgamation, consolidation or transfer;

(d) (i) any Investment in securities or other assets, including earn-outs, not constituting Cash Equivalents or Investment Grade Securities and received in connection with an Asset Sale made pursuant to Section 3.10 hereof and (ii) promissory notes and other Investments (including non-cash consideration) received in connection with an Asset Sale (or any other disposition of assets not constituting an Asset Sale);

(e) any Investment existing on the Issue Date or made pursuant to binding commitments in effect on the Issue Date or an Investment consisting of any extension, modification, replacement, reinvestment or renewal of any such Investment or binding commitment existing on the Issue Date; provided that the amount of any such Investment may be increased in such extension, modification, replacement, reinvestment or renewal only (i) as required by the terms of such Investment or binding commitment as in existence on the Issue Date (including as a result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities) or (ii) as otherwise permitted under this Indenture;

(f) any Investment acquired by the Company or any of its Restricted Subsidiaries:

(i) consisting of extensions of credit in the nature of accounts receivable or notes receivable arising from the grant of trade credit in the ordinary course of business or consistent with past practice;

(ii) in exchange for any other Investment or accounts receivable, endorsements for collection or deposit held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable (including any trade creditor, supplier or customer); or

(iii) in satisfaction of judgments against other Persons; or

(iv) as a result of a foreclosure or other security enforcement by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(g) hedging obligations;

(h) Investments by the Company or a Guarantor in joint ventures or Similar Businesses having an aggregate fair market value taken together with all other Investments made pursuant to this clause (h) that are at that time outstanding not to exceed the greater of (a) $20,000,000 (in each case, determined on the date such Investment is made, with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value), plus any amount invested into the Company or any Subsidiary by a third-party and which amount (or any portion thereof) is contractually agreed with such third-party to be allocated to a joint venture, plus the amount of any returns (including dividends, payments, interest, distributions, returns of principal, profits on sale, repayments, income and similar amounts) in respect of such investments; provided, however, that (i) if any Investment pursuant to this clause (h) is made in any Person that is not a Restricted Subsidiary of the Company at the date of the making of such Investment and such Person becomes a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (a) above and shall cease to have been made pursuant to this clause (h), (ii) the Equity Interests in such joint venture or Similar Business is beneficially owned by a Note Party;

(i) Investments the payment for which consists of Equity Interests (other than Disqualified Stock, except to the extent issued by the Company to one of its Restricted Subsidiaries) of the Company, or redemptions in whole or in part of any of the Company’s Equity Interests (other than Disqualified Stock, except to the extent issued by the Company to one of its Restricted Subsidiaries) or with proceeds from substantially concurrent equity contributions or new Equity Interests (and in no event shall such contribution or issuance so utilized increase the amount available for Restricted Payments under clause (B) of Section 3.12(a) hereof) (other than Disqualified Stock, except to the extent issued by the Company to one of its Restricted Subsidiaries);

(j) guarantees of Indebtedness permitted under Section 4.09 hereof, performance guarantees and contingent obligations and the creation of Liens on the assets of the Company or any of its Restricted Subsidiary permitted under this Indenture;

(k) [Reserved];

(l) Investments consisting of (i) purchases or other acquisitions of inventory, supplies, material or equipment, (ii) the leasing, sub-leasing, licensing, sub-licensing, cross- licensing or contribution of intellectual property in the ordinary course of business, consistent with past practice, consistent with industry practice or pursuant to joint marketing arrangements or non-exclusive licenses or sublicenses with other Persons, in each case in the good faith determination of the Company, or (iii) the contribution, assignment, licensing, sub-licensing or other Investment of intellectual property or other general intangibles and any other Investments in each case of this clause (iii) made to Restricted Subsidiaries of the Company (or to other Persons but only in respect of immaterial intellectual property or other general intangibles) in connection therewith;

(m) loans, advances and other credit extensions to Permitted Payees (i) for reasonable and customary business-related travel, entertainment, relocation (including moving expenses and costs of replacement homes), business machines or supplies, automobiles and analogous ordinary business purposes and (ii) in connection with such Person’s purchase of Equity Interests in the Company or any of its Restricted Subsidiaries; provided that either (x) (1) no cash or Cash Equivalents are advanced in connection with such loan, advance or credit extension or (2) after giving pro forma effect thereto, the aggregate principal amount of loans, advances and other credit extensions in cash or Cash Equivalents outstanding in reliance on clause (2) of this proviso shall not exceed $5,000,000 and (y) such loan shall be secured by the Equity Interests held by such Person;

(n) advances, loans or extensions of trade credit (other than to Permitted Payees) in the ordinary course of business or consistent with past practice by the Company or any of its Restricted Subsidiaries;

(o) any Investment in connection with cash management services, treasury arrangements or related activities arising in the ordinary course of business or consistent with past practice;

(p) (i) Investments made as part of, or in connection with, the SPAC Transactions and (ii) Investments consisting of purchases and acquisitions of assets or services in the ordinary course of business or consistent with past practice;

(q) Investments (i) consisting of deposits, prepayments, rebates, extensions of credit in the nature of accounts receivable or notes receivable and/or other credits to suppliers or other trade counterparties, (ii) made in connection with obtaining, maintaining or renewing client and customer contracts and/or (iii) in the form of advances made to distributors, suppliers, licensors and licensees, in each case, in the ordinary course of business or, in the case of clause (iii), to the extent necessary to maintain the ordinary course of supplies to the Company or any of its Restricted Subsidiaries;

(r) (i) obligations with respect to Guarantees provided by the Company or any Restricted Subsidiary in respect of leases and/or subleases (other than Capital Lease Obligations) or of other obligations that do not constitute Indebtedness, (ii) obligations with respect to Guarantees of the lease obligations of suppliers, customers, franchisees and licensees of the Company and/or its Restricted Subsidiaries, in each case, entered into in the ordinary course of business and (iii) Investments consisting of Guarantees of any supplier’s obligations in respect of commodity contracts, including hedging obligations, solely to the extent such commodities relate to the materials or products to be purchased by the Company or any of its Restricted Subsidiaries and (iv) Investments in prepaid expenses, negotiable instruments held for collection and lease, utility and workers compensation, performance and similar deposits entered into as a result of the operations of the business in the ordinary course of business or consistent with past practice;

(s) exchanges, conversions, redemptions or repurchases of the Notes;

(t) Investments in the ordinary course of business or consistent with past practice consisting of endorsements for collection or deposit and customary trade arrangements with customers, vendors, suppliers, licensors, sub-licensors, licensees and sub-licensees in the ordinary course of business;

(u) Investments (including debt obligations and Equity Interests) (i) received in connection with the bankruptcy, work-out, recapitalization or reorganization of any Person, (ii) in satisfaction of judgments against other Persons, (iii) as a result of a foreclosure or other security enforcement with respect to any secured Investment or other transfer of title with respect to any secured Investment and (iv) as a result of or in connection with settlement, compromise or resolution of (a) litigation, arbitration or other disputes or (b) obligations of trade creditors, suppliers, licensors, customers and other account debtors that were incurred in the ordinary course of business of the Company or any Restricted Subsidiary, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor, supplier, licensor, customer or other account debtor;

(v) loans and advances of payroll payments or other advances of salaries or compensation to Company Persons in the ordinary course of business and Investments in connection with any deferred compensation plan or arrangement for any Company Person;

(w) Investments made in connection with Permitted Intercompany Activities and related transactions;

(x) Investments made from casualty insurance proceeds in connection with the replacement, substitution, restoration or repair of assets on account of a casualty event;

(y) [Reserved];

(z) earnest money deposits required in connection with any acquisition permitted under this Indenture (or similar Investments);

(aa) contributions in connection with compensation arrangements or to a “rabbi” trust for the benefit of Company Persons or other service providers of the Company, the Company or any Restricted Subsidiary or to any other grantor trust subject to claims of creditors in the case of a bankruptcy or other insolvency proceeding of the Company or any of its Restricted Subsidiaries;

(bb) (i) Investments of the Company or any of the Guarantors acquired after the Issue Date or of a Person merged or consolidated with the Company or any of its Guarantors in accordance with this Indenture after the Issue Date, (x) to the extent that such Investments were not made in contemplation of or in connection with such acquisition, merger or consolidation or such designation and were in existence on the date of such acquisition, merger or consolidation or such designation and (y) including any modification, replacement, renewal, reinvestment or extension thereof so long as the amount of the original Investment permitted under this clause (bb) is not increased except by the terms of such Investment existing on the date of such acquisition, merger or consolidation or such designation or as otherwise not prohibited by this Indenture;

(cc) to the extent that they constitute Investments, purchases and acquisitions of inventory, supplies, materials or equipment or purchases, acquisitions, licenses, sublicenses, subleases or leases of other assets, intellectual property, or other rights, in each case in the ordinary course of business;

(dd) [Reserved];

(ee) [Reserved];

(ff) Investments made in joint ventures as required by, or made pursuant to, buy/sell and/or put/call arrangements between the joint venture parties set forth in joint venture agreements and similar binding arrangements in effect on the Issue Date or entered into after the Issue Date in the ordinary course of business;

(gg) unfunded pension fund and other employee benefit plan obligations and liabilities to the extent that such obligations and/or liabilities, as applicable, are permitted to remain unfunded under applicable law;

(hh) Investments in connection with cash management services and related activities in the ordinary course of business;

(ii) Investments consisting of (i) the licensing or contribution of intellectual property pursuant to joint marketing, collaborations or other similar arrangements with other Persons and/or (ii) minority equity interests in customers received as part of fee arrangements, in each case, entered into in the ordinary course of business;

(jj) other Investments in the aggregate for all Investments made pursuant to this clause (jj) not to exceed $5,000,000; and

(kk) Investments consisting of earnest money deposits required in connection with purchase agreements or other acquisitions or Investments otherwise permitted under this Indenture and any other pledges or charges or other security interests or deposits permitted by this Indenture.

For purposes of determining compliance with this definition, in the event that a proposed Investment (or a portion thereof) meets the criteria of clauses (a) through (kk) above, the Company will be entitled to divide or classify or later divide or reclassify (based on circumstances existing on the date of such reclassification) such Investment (or a portion thereof) between such clauses (a) through (kk) in any manner that otherwise complies with this definition.

“Permitted Liens” (including in each case of the following, any modification, refinancing, refunding, restatement, exchange, extension, renewal or replacement (or successive refinancing, refunding, restatements, exchange, extensions, renewals or replacements of the obligations secured by such Liens)) means:

(i) Liens securing Indebtedness permitted to be incurred pursuant to clause (c) of Section 3.08;

(ii) Liens on property (including Equity Interests) existing at the time of acquisition of the property and/or person by such Person (plus improvements and accessions to such property or proceeds or distributions thereof); provided that such Liens were in existence prior to such acquisition and not incurred in contemplation of such acquisition;

(iii) Liens arising under this Indenture and the Security Documents, including those that are for the benefit of the Collateral Agent;

(iv) Liens securing any (a) hedging obligations entered into by such Person in the ordinary course of business and entered into for bona fide hedging purposes (and not for speculative purposes) as determined in good faith by the Company and (b) cash management obligations;

(v) pledges, deposits or security by such Person under workmen’s compensation laws, unemployment insurance, employers’ health tax, and other social security laws or similar legislation or other insurance-related obligations (including, but not limited to, in respect of deductibles, self-insured retention amounts and premiums and adjustments thereto) or indemnification obligations of (including obligations in respect of letters of credit or bank guarantees for the benefit of) insurance carriers providing property, casualty or liability insurance, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or U.S. government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case incurred in the ordinary course of business or consistent with past practice;

(vi) Liens (and rights of set-off) imposed by statutory or common law, such as banks’ landlords’, carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, workmen’s or construction contractors’ Liens and other similar Liens, that secure amounts not overdue for a period of more than 60 days or, in each such case, if more than 60 days overdue, such Liens (and rights of set-off) (i) are unfiled and no other action has been taken to enforce such Liens, (ii) are being contested in good faith and by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of the applicable Person in accordance with GAAP or (iii) are such that the failure to make payment could not reasonably be expected to have a material adverse effect;

(vii) Liens for taxes, assessments or other governmental charges (including any Lien imposed by any pension authority or similar Liens) not yet overdue for a period of more than 60 days or not yet payable or subject to penalties for nonpayment or, if more than 60 days overdue, which are being contested in good faith and by appropriate actions diligently conducted, if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

(viii) Liens in favor of issuers of performance, surety, bid, indemnity, warranty, release, appeal or similar bonds or with respect to other regulatory requirements or letters of credit or bankers acceptances issued, and completion guarantees provided for, in each case, issued pursuant to the request of and for the account of such Person in the ordinary course of its business or consistent with past practice;

(ix) (i) easements, entitlements, rights-of-way, reservations, restrictions, servitudes for railways, sewers, drains, gas and oil and other pipelines, gas and water mains, electric light and power and telecommunications, telephone or telegraph or cable conduits, poles, wires and similar protrusions, rights waivers, restrictions, covenants, site plan agreements, development agreements, operating agreements, cross-easement agreements, conditions, encroachments, protrusions, zoning restrictions, applicable laws, municipal ordinances and other similar encumbrances or matters, or encumbrances or matters that are or would be reflected on a survey (or by inspection) of any real property, (ii) irregularities of title, (iii) title defects affecting real property that, in the aggregate, do not materially interfere with the ordinary conduct of the business of the Company and the Restricted Subsidiaries, taken as a whole and (iv) any Lien or exception on (or disclosed in) the applicable policies issued to, and approved by, the collateral agent in connection with mortgaged property (and any replacement, extension or renewal of such Lien or exception);

(x) Liens existing on the Issue Date including Liens securing any refinancing Indebtedness of any Indebtedness secured by such Liens; provided that any such Lien is limited to all or part of the same property or assets (plus improvements and accessions to such property or proceeds or distributions thereof) that secured the Indebtedness;

(xi) Liens on property or shares or shares of stock or other assets of a Person at the time such Person becomes a Restricted Subsidiary; provided that such Liens are not created or incurred in connection with, or in contemplation of, such other Person becoming such a Restricted Subsidiary; provided, further, that such Liens may not extend to any other property or other assets owned by the Company or any of its Restricted Subsidiaries;

(xii) Liens on inventory or goods, the purchase price of which is financed by, or securing obligations in respect of, commercial letters of credit or bankers’ acceptances issued for the account of the Company or any of its Restricted Subsidiaries or to facilitate the purchase, shipment or storage of such inventory or goods;

(xiii) leases, sub-leases, licenses or sub-licenses granted to others in the ordinary course of business or consistent with past practice which do not materially interfere with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries, taken as a whole;

(xiv) Liens arising from UCC (or equivalent statute) financing statement filings regarding operating leases or consignments entered into by the Company and its Restricted Subsidiaries in the ordinary course of business or consistent with industry practice or purported Liens evidenced by the filing of precautionary UCC (or equivalent statute) financing statements or similar public filings;

(xv) Liens in favor of the Company or its Restricted Subsidiaries;

(xvi) Liens on vehicles or equipment of the Company or any of its Restricted Subsidiaries granted in the ordinary course of business or consistent with past practice;

(xvii) deposits made or other security provided in the ordinary course of business or consistent with past practice to secure liability to insurance carriers;

(xviii) security given to a public utility or any municipality or governmental authority when required by such utility or authority in connection with the operations of that Person in the ordinary course of business or consistent with past practice;

(xix) Liens securing, or otherwise arising from, judgments, awards, attachments and/or decrees and notices of lis pendens and associated rights relating to litigation being contested in good faith and any pledge, charge or other security interest and/or deposit securing any settlement of litigation;

(xx) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

(xxi) Liens (i) of a collection bank arising under Section 4-210 of the UCC or any comparable or successor provision on items in the course of collection, (ii) attaching to commodity trading accounts or other commodity brokerage accounts incurred in the ordinary course of business or consistent with past practice, and (iii) in favor of banking or other financial institutions arising as a matter of law or under general terms and conditions encumbering deposits or other funds maintained with a financial institution (including the right of set-off) and which are within the general parameters customary in the banking industry;

(xxii) Liens deemed to exist in connection with any investments;

(xxiii) Liens encumbering reasonable customary deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business or consistent with past practice and not for speculative purposes;

(xxiv) Liens that are contractual rights of set-off or rights of pledge (i) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness, (ii) relating to pooled deposit or sweep accounts of the Company or any of its Restricted Subsidiaries to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Company and its Restricted Subsidiaries or consistent with past practice or (iii) relating to purchase orders and other agreements entered into with customers of the Company or any of its Restricted Subsidiaries in the ordinary course of business or consistent with past practice;

(xxv) any encumbrance or restriction (including put and call arrangements) with respect to capital stock or shares of any joint venture or similar arrangement pursuant to any joint venture or similar agreement;

(xxvi) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale or purchase of goods entered into by such Person in the ordinary course of business or consistent with past practice;

(xxvii) Liens solely on any cash earnest money deposits made by such Person in connection with any letter of intent or purchase or other agreement;

(xxviii) ground leases or subleases in respect of real property on which facilities owned or leased by such Person that are located and any zoning, building or similar law or right reserved to or vested in any Governmental Authority to control or regulate the use of any real property or any structure thereon (including Liens in connection with any condemnation or eminent domain proceeding or compulsory purchase order) that does not materially interfere with the business of the Company or the Restricted Subsidiaries, taken as a whole;

(xxix) Liens on insurance policies and the proceeds thereof securing the financing of the premiums with respect thereto;

(xxx) any Liens with respect to which the aggregate amount of the obligations secured thereby does not exceed $500,000 at any time outstanding;

(xxxi) Liens (i) on cash or Cash Equivalents or escrow deposits (A) in connection with any letter of intent or purchase agreement with respect to any investment or other acquisition (or to secure letters of credit posted in respect thereof), (B) in favor of any seller of property pursuant to a transaction not prohibited hereunder, to be applied against the purchase price for such transaction or (C) otherwise in connection with any escrow arrangements (or similar arrangements) with respect to any investment or other acquisition of assets, asset sale or incurrence of Indebtedness (including any letter of intent or purchase or other agreement with respect to any such investment or other acquisition of assets, asset sale or incurrence of Indebtedness) or (ii) consisting of an agreement to dispose of any property;

(xxxii) (i) any interest or title of a lessor, sub-lessor, franchisor, licensor or sub-licensor or secured by a lessor’s, sub-lessor’s, franchisor’s, licensor’s or sub-licensor’s interest under leases or non-exclusive licenses entered into by the Company or any of the Restricted Subsidiaries in the ordinary course of business or consistent with past practice or with respect to intellectual property, software and other technology licenses that is not material to the conduct of the business of the Company or its Restricted Subsidiaries, taken as a whole, or (ii) Liens granted pursuant to a security agreement between the Company or any of its Restricted Subsidiaries and a licensee of intellectual property to secure the damages, if any, incurred by such licensee resulting from the rejection of the license of such licensee in a bankruptcy, reorganization or similar proceeding with respect to the Company or such Restricted Subsidiary;

(xxxiii) deposits of cash with the owner or lessor of premises leased and operated by the Company or any of its Restricted Subsidiaries in the ordinary course of business of the Company and such Restricted Subsidiary or consistent with past practice to secure the performance of the Company’s or such Restricted Subsidiary’s obligations under the terms of the lease for such premises;

(xxxiv) Liens on assets deemed to arise in connection with and solely as a result of the execution, delivery or performance of contracts to sell such assets;

(xxxv) Liens on any funds or securities held in escrow accounts or similar arrangements established for the purpose of holding proceeds from issuances of debt securities or incurrences of other Indebtedness by the Company or any of its Restricted Subsidiaries issued after the Issue Date, together with any additional funds required in order to fund any payment of interest or premium or discount on such Indebtedness (or any costs related to the issuance or incurrence of such Indebtedness), mandatory redemption or sinking fund payment on such debt securities or other Indebtedness;

(xxxvi) Liens incurred or deposits made to secure the performance of leases, tenders, statutory obligations (including those to secure health, safety and environmental obligations and Liens required by applicable law to be granted in favor of creditors in relation to a merger or other reorganization), warranties, bids, government or trade contracts (including customer contracts, but other than for the payment of Indebtedness for borrowed money), indemnities, governmental contracts, performance, bid, appeal, indemnity, stay, customs, judgment, completion, return-of-money and/or surety bonds, bankers’ acceptance facilities, completion guarantees and other obligations of a like nature and obligations in respect of letters of credit posted to support any of the foregoing, in each case incurred in the ordinary course of business;

(xxxvii) rights of setoff, banker’s lien, netting agreements and other Liens arising by operation of law or by the terms of documents of banks or other financial institutions in relation to the maintenance or administration of deposit accounts, securities accounts or similar accounts or cash management arrangements or in connection with the issuance of letters of credit;

(xxxviii) Liens given to a utility or any municipality or Governmental Authority when requested or required by such utility, municipality or Governmental Authority in connection with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries and obligations in respect of letters of credit posted to support any of the foregoing;

(xxxix) reservations, limitations, provisos and conditions expressed in any original grant from any Governmental Authority or other grant of real or immovable property or interests therein;

(xl) (i) any interest or title (and all encumbrances and other matters affecting such interest or title) of, or Liens attributable to, an owner, lessor, sublessor, licensor or sub-licensor under any lease, license, occupancy or similar arrangement with respect to real estate or other property, (ii) any Lien, restriction or encumbrance to which the interest or title of such owner, lessor, sublessor, licensor or sublicensor may be subject, (iii) subordination of the interest of the lessee, sub-lessee, licensee, sub-licensee or occupier under such lease, sublease, license, sublicense, occupancy or similar arrangement to any Lien referred to in the preceding clause (ii), (iv) any landlord Lien arising by applicable law or permitted by the terms of any lease, sublease, license, sublicense, occupancy or similar arrangement or (v) any deposit of cash with the owner or lessor of premises leased and operated by the Company or any of its Restricted Subsidiaries in the ordinary course of business to secure the performance of obligations under the terms of the lease for such premises;

(xli) (i) leases, licenses, subleases, sub-licenses, occupancies or cross-licenses granted to others (other than with respect to intellectual property), (ii) assignments of intellectual property granted to a customer of the Company or any of its Restricted Subsidiaries in the ordinary course of business which do not secure any Indebtedness for borrowed money or (iii) the rights reserved or vested in any Person (including any Governmental Authority) by the terms of any lease, license, franchise, grant or permit held by the Company or any of its Restricted Subsidiaries or required by applicable law, to terminate any such lease, license, franchise, grant or permit, or to require annual or periodic payments as a condition to the continuance thereof;

(xlii) undetermined or inchoate Liens, rights of distress and charges incidental to current operations that have not at such time been filed or exercised, or which relate to obligations not overdue for a period of more than 60 days, or, in each such case, if more than 60 days overdue, such Liens and other rights (i) are unfiled and no other action has been taken to enforce such Liens and other rights, or (ii) are being contested in good faith and by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of the applicable Person in accordance with GAAP;

(xliii) Liens arising solely in connection with rights of dissenting equity holders pursuant to applicable law in respect of the Merger;

(xliv) Liens arising (i) out of conditional sale, title retention, consignment or similar arrangements for sale or purchase of goods and bailee arrangements, in each case in the ordinary course of business or (ii) by operation of law under Article 2 of the UCC (or any similar law of any jurisdiction);

(xlv) Liens on securities or other assets that are the subject of repurchase agreements constituting investments arising out of such repurchase transaction;

(xlvi) Liens that are rights of set-off or netting (i) relating to the establishment of depository relations with banks or other financial institutions not given in connection with the incurrence of Indebtedness, (ii) relating to pooled deposit or sweep accounts to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business or (iii) relating to purchase orders and other agreements entered into with customers or contractual counterparties in the ordinary course of business;

(xlvii) Liens on cash and Cash Equivalents in connection with the defeasance, redemption, satisfaction and/or discharge of Indebtedness;

(xlviii) receipt of progress payments and advances from customers in the ordinary course of business to the extent such receipt or advance, as applicable, creates a Lien on the related inventory and proceeds thereof;

(xlix) Liens in respect of sale leasebacks on the assets or property sold and leased back in such sale leaseback; and

(l) deposits by the Company and the Restricted Subsidiaries made in the ordinary course of business and held by (or for the benefit of) (i) regulatory authorities in connection with state insurance licensing requirements, (ii) customers and contract counterparties including landlords and lessors or (iii) issuers of letters of credit issued to Persons described in clauses (i) and (ii) above in the ordinary course of business for so long as such letters of credit remain outstanding.

“Permitted Payees” means any Company Person (or any Affiliate, Permitted Transferee or other transferee of any of the foregoing).

“Permitted Refinancing” means refinancings, replacements, modifications, refundings, renewals or extensions of Indebtedness; provided, that (a) there is no increase in the principal amount (or accreted value) thereof (except by an amount equal to accrued interest, fees, discounts, premiums (including reasonable tender premiums), penalties and expenses), (b) the Weighted Average Life to Maturity of such Indebtedness is greater than or equal to the Weighted Average Life to Maturity of the Indebtedness being refinanced (other than a shorter Weighted Average Life to Maturity for customary bridge financings, which, subject to customary conditions, would either be automatically converted into or required to be exchanged for permanent financing which does not provide for a shorter Weighted Average Life to Maturity than the Weighted Average Life to Maturity of the Indebtedness being refinanced), (c) immediately after giving effect to such refinancing, replacement, refunding, renewal or extension, no Event of Default shall be continuing and (d) no Subsidiary of the Company shall be an obligor or guarantor of any such refinancings, replacements, modifications, refundings, renewals or extensions except to the extent (x) that such Person was such an obligor or guarantor in respect of the applicable Indebtedness being modified, refinanced, replaced, refunded, renewed or extended or (y) such Person is, or substantially concurrently with any such refinancing, replacement, modification, refunding, renewal or extension becomes, a Guarantor.

“Permitted Transferees” means, with respect to any Person that is a natural Person (and any Permitted Transferee of such Person), (a) such Person’s immediate family, including his or her spouse, ex-spouse, children, step-children, grandchildren and their respective lineal descendants, parent, step- parent, grandparent, domestic partner, former domestic partner, sibling or step-sibling (and any lineal descendant thereof), mother-in-law, father-in-law, son-in-law and daughter-in-law (including adoptive relationships), (b) any trust, partnership, estate planning vehicle or other legal entity the beneficiaries of which are persons referred to in the preceding clause (a) and (c) such Person’s estate, heirs, legatees, distributees, executors and/or administrators upon the death of such Person, or any private foundation or fund that is controlled thereby, and any other Person who was an Affiliate of such Person upon the death of such Person and who, upon such death, directly or indirectly owned Equity Interests in the Company.

“Person” or “person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, company, trust, unincorporated organization or government or other agency or political subdivision thereof. Any division or series of a limited liability company, limited partnership or trust will constitute a separate “person” under this Indenture.

“PGE Facility” means the French State guaranteed loans in an initial aggregate principal amount of €4,500,000 made available to Getaround SAS, pursuant to (i) an agreement dated November 13, 2020, entered into between BNP Paribas and Getaround SAS, (ii) an agreement dated November 27, 2020, entered into between Bpifrance Financement and Getaround SAS, and (iii) an agreement dated November 23, 2020, entered into between Crédit Industriel et Commercial and Getaround SAS.

“Physical Note” means a Note (other than a Global Note) that is represented by a certificate substantially in the form set forth in Exhibit A, registered in the name of the Holder of such Note and duly executed by the Company and authenticated by the Trustee.

“PIK Interest” means payment of interest on the Notes through an increase in the principal amount of the outstanding Notes (including the increase of any Physical Notes on the books and records of the Registrar) or through the issuance of PIK Notes (to the extent approved by the Trustee in its sole discretion), to the extent all interest due on an Interest Payment Date is so paid.

“Pledge Agreement” means that certain share charge, dated as of the Issue Date, by and among the Company, as Chargor, and the Collateral Agent, as amended, supplemented or modified from time to time.

“Preferred Stock” means any Capital Stock with preferential right of payment of dividends or upon liquidation, dissolution, winding up or some other event.

“Qualified Equity Interests” means any Equity Interests that are not Disqualified Stock.

“Real Property” means of any Person shall mean all the right, title and interest of such Person in and to land, improvements and fixtures, including Leaseholds.

“Recurring Contracts” means, as of any date of determination, any commercial contract of the Company or any of its Restricted Subsidiaries for the provision of goods or services that are continuous and not project based.

“Redemption” means the repurchase of any Note by the Company pursuant to Section 4.03.

“Redemption Date” means the date fixed, pursuant to Section 4.03(D), for the settlement of the repurchase of any Notes by the Company pursuant to a Redemption.

“Redemption Notice Date” means, with respect to a Redemption, the date on which the Company sends the Redemption Notice for such Redemption pursuant to Section 4.03(F).

“Redemption Price” means the cash price payable by the Company to redeem any Note upon its Redemption, calculated pursuant to Section 4.03(E).

“Redemption Principal Amount” means the principal amount of a Note payable by the Company to redeem such Note upon its Redemption, calculated pursuant to Section 4.03(B).

“Reference Price” means the Last Reported Sale Price of the Common Stock on the Issue Date (subject to proportionate adjustment for stock or share dividends, stock or share splits or stock or share combinations with respect to the Common Stock).

“Registration Rights Agreement” means section 5 of the Subscription Agreement.

“Regular Record Date” with respect to any Interest Payment Date, means the [•] or [•] (whether or not such day is a Business Day) immediately preceding the applicable [•] or [•] Interest Payment Date, respectively.

“Repurchase Upon Fundamental Change” means the repurchase of any Note by the Company pursuant to Section 4.02.

“Responsible Officer” means, (A) when used with respect to the Trustee or the Collateral Agent, as applicable, any officer of the Trustee or the Collateral Agent assigned by the Trustee or the Collateral Agent, as applicable, having direct responsibility for the administration of this Indenture; and (B) with respect to a particular corporate trust matter relating to this Indenture, any other officer to whom such matter is referred because of his or her knowledge of, and familiarity with, the particular subject.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Note Legend” means a legend substantially in the form set forth in Exhibit B-1.

“Restricted Share Legend” means, with respect to any share certificates with respect to any Conversion Share, a legend on such certificates substantially to the effect that the offer and sale of such Conversion Share have not been registered under the Securities Act and that such Conversion Share cannot be sold or otherwise transferred except pursuant to a transaction that is registered under the Securities Act or that is exempt from, or not subject to, the registration requirements of the Securities Act.

“Restricted Subsidiary” means, with respect to any Person, at any time, any direct or indirect Subsidiary of such Person. Unless the context otherwise requires, any references to Restricted Subsidiary refer to a Restricted Subsidiary of the Company.

“Rule 144” means Rule 144 under the Securities Act (or any successor rule thereto), as the same may be amended from time to time.

“Rule 144A” means Rule 144A under the Securities Act (or any successor rule thereto), as the same may be amended from time to time.

“Scheduled Trading Day” means any day that is scheduled to be a Trading Day on the principal U.S. national or regional securities exchange on which the Common Stock is then listed or, if the Common Stock is not then listed on a U.S. national or regional securities exchange, on the principal other market on which the Common Stock is then traded. If the Common Stock is not so listed or traded, then “Scheduled Trading Day” means a Business Day.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Security” means any Note or Conversion Share.

“Security Agreement” means [ ].

“Security Documents” means all security agreements (including the Security Agreement, Pledge Agreement, Mortgages, Intellectual Property Security Agreement and the Deposit Account Security Agreements), intercreditor agreements, pledge agreements, charges, mortgages, collateral assignments, collateral agency agreements, or other grants or transfers for security executed and delivered by the Company or any Guarantor creating (or purporting to create) a Lien upon Collateral for the benefit of the Holders to secure the obligations under this Indenture, in each case, as amended, supplemented, modified, renewed, restated or replaced, in whole or in part, from time to time, in accordance with its terms and the terms of this Indenture.

“Shelf Effectiveness Date” means the date when the Shelf Registration Statement is effective and available for use and is expected to remain effective and available during the period from, and including, the relevant Redemption Notice Date to, and including, the Business Day immediately before the related Redemption Date, as of the Redemption Notice Date.

“Shelf Registration Statement” has the meaning prescribed to it in the Registration Rights Agreement.

“Significant Subsidiary” means, with respect to any Person, any Subsidiary of such Person that constitutes, or any group of Subsidiaries of such Person that, in the aggregate, would constitute, a “significant subsidiary” (as defined in Rule 1-02(w) of Regulation S-X under the Exchange Act) of such Person.

“Similar Business” means (1) any business conducted by the Company or any of its Restricted Subsidiaries on the Issue Date or (2) any business or other activities that are reasonably similar, ancillary, incidental, corollary, complementary, synergistic or related to, or a reasonable extension, development or expansion of, the businesses that the Company and its Restricted Subsidiaries conduct or propose to conduct on the Issue Date.

“SPAC Transactions” means any transaction or series of transactions, including without limitation, such transactions contemplated by the Business Combination Agreement, that results in the direct or indirect acquisition of the Company (or any parent or subsidiary thereof) by, or a merger or other combination with or investment from, a publicly traded special purpose acquisition company or similar third party (in each case, including any parent or subsidiary thereof), irrespective of the voting power of the resulting entity held by the shareholders of the Company preceding such transaction or series of transactions.

“Special Interest” means any interest that accrues on any Note pursuant to Section 7.03.

“Specified Transaction” means any of the following identified by the Company: (a) transaction or series of related transactions, including investments, that results in a Person becoming a Restricted Subsidiary, (b) any designation of a Subsidiary as a Restricted Subsidiary, (c) any acquisition, (d) any transaction or series of related transactions, including Asset Sale, that results in a Restricted Subsidiary ceasing to be a Subsidiary of the Company, (e) any acquisition or disposition of assets constituting a business unit, line of business or division of another Person or a facility, (f) any material acquisition, disposition or changes in customer, supplier or other commercial contracts or arrangements or new material customer, supplier or other commercial contracts or arrangements, including (i) material changes to amounts to be paid by or received by Note Parties and (ii) material changes to contracted or implemented revenue, (g) any restructuring of the business of the Company, whether by merger, consolidation, amalgamation or otherwise, (h) any incurrence or repayment of Indebtedness (other than Indebtedness incurred or repaid under any revolving credit facility in the ordinary course of business for working capital purposes), and (i) transactions of the type given pro forma effect in (i) the Company Model or (ii) any quality of earnings report prepared by a nationally recognized accounting firm in connection with the SPAC Transactions or any investment or acquisition consummated after the Issue Date.

“Subordinated Indebtedness” means, with respect to the Notes, any Indebtedness of the Company which is by its terms subordinated in right of payment to the Notes and any Indebtedness of any Guarantor which is by its terms subordinated in right of payment to the Guarantee of such entity of the Notes, in each case pursuant to a subordination agreement in the form set forth in Exhibit E, which Indebtedness has a final scheduled maturity date later than the final scheduled maturity date of the Notes.

“Subscriber” means Mudrick Capital Management L.P. or any fund, investor, entity or account that is managed, sponsored or advised by Mudrick Capital Management L.P. or its Affiliates.

“Subscription Agreement” means the Convertible Note Subscription Agreement, dated as of May [•], 2022, between, among others, the Company and the Subscriber.

“Subsidiary” means, with respect to any Person, (A) any corporation, company, association or other business entity (other than a partnership or limited liability company) of which more than fifty percent (50%) of the total voting power of the Capital Stock entitled (without regard to the occurrence of any contingency, but after giving effect to any voting agreement or stockholders’ or shareholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees, as applicable, of such corporation, association or other business entity is owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person; and (B) any partnership or limited liability company where (i) more than fifty percent (50%) of the capital accounts, distribution rights, equity and voting interests, or of the general and limited partnership interests, as applicable, of such partnership or limited liability company are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person, whether in the form of membership, general, special or limited partnership or limited liability company interests or otherwise; and (ii) such Person or any one or more of the other Subsidiaries of such Person is a controlling general partner of, or otherwise controls, such partnership or limited liability company.

“Trading Day” means any day on which (A) trading in the Common Stock generally occurs on the principal U.S. national or regional securities exchange on which the Common Stock is then listed or, if the Common Stock is not then listed on a U.S. national or regional securities exchange, on the principal other market on which the Common Stock is then traded; and (B) there is no Market Disruption Event. If the Common Stock is not so listed or traded, then “Trading Day” means a Business Day.

“Transaction Expenses” means any fees or expenses incurred or paid by the Company or any of its Subsidiaries in connection with the SPAC Transactions, this Indenture, the Subscription Agreement and the Security Documents, and the transactions contemplated hereby and thereby, including any amortization of such fees and expenses in any period.

“Transfer-Restricted Security” means any Security that constitutes a “restricted security” (as defined in Rule 144); provided, however, that such Security will cease to be a Transfer-Restricted Security upon the earliest to occur of the following events:

(A) such Security is sold or otherwise transferred to a Person (other than the Company or an Affiliate of the Company) pursuant to a Shelf Registration Statement that was effective under the Securities Act at the time of such sale or transfer;

(B) such Security is sold or otherwise transferred to a Person (other than the Company or an Affiliate of the Company) pursuant to an available exemption (including Rule 144) from the registration and prospectus-delivery requirements of, or in a transaction not subject to, the Securities Act and, immediately after such sale or transfer, such Security ceases to constitute a “restricted security” (as defined in Rule 144); and

(C) such Security is eligible for resale, by a Person that is not an Affiliate of the Company and that has not been an Affiliate of the Company during the immediately preceding three (3) months, pursuant to Rule 144 without any limitations thereunder as to volume, manner of sale, availability of current public information or notice.

The Trustee is under no obligation to determine whether any Security is a Transfer-Restricted Security and may conclusively rely on an Officer’s Certificate with respect thereto.

“Treasury Rate” means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) which has become publicly available at least two Business Days prior to the date fixed for Redemption or repurchase, as applicable, (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the Redemption Date or Fundamental Change Repurchase Date, as applicable, to the second anniversary of the Issue Date; provided, however, that if such period is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Company shall obtain the Treasury Rate by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the Redemption Date or Fundamental Change Repurchase Date, as applicable, to the second anniversary of the Issue Date is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used. The Company will (a) calculate the Treasury Rate on the second Business Day preceding the applicable Redemption Date or Fundamental Change Repurchase Date (or date of deposit in the case of a satisfaction and discharge) and (b) prior to such Redemption Date or Fundamental Change Repurchase Date, as applicable, file with the Trustee an Officer’s Certificate setting forth the Make-Whole Premium and the Treasury Rate and showing the calculation of each in reasonable detail.

“Trust Indenture Act” means the U.S. Trust Indenture Act of 1939, as amended.

“Trustee” means the Person named as such in the first paragraph of this Indenture in its capacity as such until a successor replaces it in accordance with the provisions of this Indenture and, thereafter, means such successor.

“UCC” means the Uniform Commercial Code (or any successor statute), as in effect from time to time, of the State of New York or of any other state the laws of which are required as a result thereof to be applied in connection with the issue or perfection of security interests.

“Unfunded Holdbacks” means, with respect to any acquisition or investment, all purchase price holdbacks (not deposited in an escrow account) and similar consideration, whether or not contingent, that is not due and payable to the sellers (or similar counterparty or beneficiary) in such investment or acquisition transaction as of the date of consummation thereof, but instead is (or may become) due and payable only after such date of consummation.

“VWAP Market Disruption Event” means, with respect to any date, (A) the failure by the principal U.S. national or regional securities exchange on which the Common Stock is then listed, or, if the Common Stock is not then listed on a U.S. national or regional securities exchange, the principal other market on which the Common Stock is then traded, to open for trading during its regular trading session on such date; or (B) the occurrence or existence, for more than one half hour period in the aggregate, of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the relevant exchange or otherwise) in the Common Stock or in any options contracts or futures contracts relating to the Common Stock, and such suspension or limitation occurs or exists at any time before 1:00 p.m., New York City time, on such date.

“VWAP Trading Day” means a day on which (A) there is no VWAP Market Disruption Event; and (B) trading in the Common Stock generally occurs on the principal U.S. national or regional securities exchange on which the Common Stock is then listed or, if the Common Stock is not then listed on a U.S. national or regional securities exchange, on the principal other market on which the Common Stock is then traded. If the Common Stock is not so listed or traded, then “VWAP Trading Day” means a Business Day.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness, Disqualified Stock or Preferred Stock, as the case may be, at any date, the quotient obtained by dividing:

(a) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock or Preferred Stock multiplied by the amount of such payment; by

(b) the sum of all such payments;

provided that for purposes of determining the Weighted Average Life to Maturity of any Indebtedness that is being extended, replaced, refunded, refinanced, renewed or defeased (the “Applicable Indebtedness”), the effects of any amortization or prepayments made on such Applicable Indebtedness prior to the date of the applicable extension, replacement, refunding, refinancing, renewal or defeasance shall be disregarded.

“Wholly Owned Subsidiary” of a Person means any Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares) are owned by such Person or one or more Wholly Owned Subsidiaries of such Person.

Section 1.02. OTHER DEFINITIONS.

Term	Defined in Section
“Affiliate Transaction”	3.11	(a)
“Applicable Tax Law”	13.16
“Business Combination Event”	6.01	(A)
“Cash Interest”	2.05	(A)
“Common Stock Change Event”	5.09	(A)
“Conversion Agent”	2.06	(A)

“Conversion Consideration”	5.03	(B)(i)
“Default Interest”	2.05	(D)
“Defaulted Amount”	2.05	(D)
“Event of Default”	7.01	(A)
“Expiration Date”	5.05	(A)(v)
“Expiration Time”	5.05	(A)(v)
“Fractional Common Stock”	5.03	(B)(ii)
“Fundamental Change Notice”	4.02	(E)
“Fundamental Change Repurchase Right”	4.02	(A)
“Guaranteed Obligations”	9.01	(A)(ii)
“Guarantor Business Combination Event”	9.04	(A)
“Initial Notes”	2.03	(A)
“incur”	3.08	(a)
“incurrence”	3.08	(a)
“LCT Election”	1.04
“LCT Test Date”	1.04
“Notice of Conversion”	5.02	(A)(ii)
“Paying Agent”	2.06	(A)
“Participants”	2.01
“Permitted Debt”	3.08	(b)
“PIK Notes”	2.03	(C)
“PIK Payment”	2.03	(C)
“Redemption Notice”	4.03	(F)
“Reference Property”	5.09	(A)
“Reference Property Unit”	5.09	(A)
“Refunding Capital Stock”	3.12	(b)(ii)(A)
“Register”	2.06	(B)
“Registrar”	2.06	(A)
“Reporting Event of Default”	7.03	(A)
“Restricted Payments”	3.12	(a)
“Specified Courts”	13.07
“Spin-Off”	5.05	(A)(iii)(2)
“Spin-Off Valuation Period”	5.05	(A)(iii)(2)
“Stated Interest”	2.05	(A)
“Successor Corporation”	6.01	(A)(i)
“Successor Person”	5.09	(A)
“Tender/Exchange Offer Valuation Period”	5.05	(A)(v)
“Treasury Capital Stock”	3.12	(b)(ii)(A)

Section 1.03. RULES OF CONSTRUCTION.

For purposes of this Indenture:

(A) “or” is not exclusive;

(B) “including” means “including without limitation”;

(C) “will” expresses a command;

(D) the “average” of a set of numerical values refers to the arithmetic average of such numerical values;

(E) words in the singular include the plural and in the plural include the singular, unless the context requires otherwise;

(F) “herein,” “hereof” and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision of this Indenture, unless the context requires otherwise;

(G) references to currency mean the lawful currency of the United States of America, unless the context requires otherwise;

(H) the exhibits, schedules and other attachments to this Indenture are deemed to form part of this Indenture; and

(I) the term “interest,” when used with respect to a Note, includes any Special Interest, unless the context requires otherwise.

Section 1.04. LIMITED CONDITION TRANSACTIONS.

When calculating the availability under any basket or ratio under this Indenture or compliance with any provision of this Indenture in connection with any Limited Condition Transaction and any actions or transactions related thereto (including acquisitions, Investments, the incurrence or issuance of Indebtedness, and the use of proceeds thereof, the incurrence of Liens, repayments, Restricted Payments and Asset Sales), in each case, at the option of the Company (the Company’s election to exercise such option, an “LCT Election”), the date of determination for availability under any such basket or ratio and whether any such action or transaction is permitted (or any requirement or condition therefor is complied with or satisfied (including as to the absence of any continuing Default or Event of Default)) under this Indenture shall be deemed to be the date (the “LCT Test Date”) the definitive agreements for such Limited Condition Transaction are entered into (or, if applicable, the date of delivery of an irrevocable notice, declaration of a Restricted Payment, the making of a Restricted Payment or similar event), in each case, if, after giving pro forma effect to the Limited Condition Transaction and any actions or transactions related thereto (including acquisitions, Investments, the incurrence or issuance of Indebtedness, and the use of proceeds thereof, the incurrence of Liens, repayments, Restricted Payments and Asset Sales) and any related pro forma adjustments (disregarding for the purposes of such pro forma calculation any borrowing under any revolving credit facility) and at the election of the Company, any other acquisition or similar Investment, Restricted Payment or Asset Sale that has not been consummated but with respect to which the Company has elected to test any applicable condition prior to the date of consummation in accordance with this paragraph, as if they had occurred at the beginning of the most recently completed four fiscal quarter period, the Company or any of its Restricted Subsidiaries could have taken such actions or consummated such transactions on the relevant LCT Test Date in compliance with such ratio, test or basket (and any related requirements and conditions), such ratio, test or basket (and any related requirements and conditions) shall be deemed to have been complied with (or satisfied) for all purposes (in the case of Indebtedness, for example, whether such Indebtedness is committed, issued or incurred at the LCT Test Date or at any time thereafter); provided that (a) if financial statements for one or more subsequent fiscal quarters shall have become available, the Company may elect, in its sole discretion, to redetermine all such ratios, tests or baskets on the basis of such financial statements, in which case, such date of redetermination shall thereafter be deemed to be the applicable LCT Test Date for purposes of such ratios, tests or baskets and (b) except as contemplated in the foregoing clause (a), compliance with such ratios, tests or baskets (and any related requirements and conditions) shall not be determined or tested at any time after the applicable LCT Test Date for such Limited Condition Transaction and any actions or transactions related thereto (including acquisitions, Investments, the incurrence or issuance of Indebtedness, and the use of proceeds thereof, the incurrence of Liens, repayments, Restricted Payments and Asset Sales).

For the avoidance of doubt, if the Company has made an LCT Election, (1) if any of the ratios, tests or baskets for which compliance was determined or tested as of the LCT Test Date would at any time after the LCT Test Date have been exceeded or otherwise failed to have been complied with as a result of fluctuations in any such ratio, test or basket, including due to fluctuations in total assets of the Company or the Person subject to such Limited Condition Transaction, such baskets, tests or ratios will not be deemed to have been exceeded or failed to have been complied with as a result of such fluctuations (provided, for the avoidance of doubt, that the Company or any Restricted Subsidiary may rely upon any improvement in any such ratio, test or basket availability); (2) if any related requirements and conditions (including as to the absence of any continuing Default or Event of Default) for which compliance or satisfaction was determined or tested as of the LCT Test Date would at any time after the LCT Test Date not have been complied with or satisfied (including due to the occurrence or continuation of a Default or an Event of Default), such requirements and conditions will not be deemed to have been failed to be complied with or satisfied (and such Default or Event of Default shall be deemed not to have occurred or be continuing); and (3) in calculating the availability under any ratio, test or basket in connection with any action or transaction unrelated to such Limited Condition Transaction following the relevant LCT Test Date and prior to the earlier of the date on which such Limited Condition Transaction is consummated or the date that the definitive agreement or date for redemption, purchase or repayment specified in an irrevocable notice for such Limited Condition Transaction is terminated, expires or passes, as applicable, without consummation of such Limited Condition Transaction, any such ratio, test or basket shall be determined or tested giving pro forma effect to such Limited Condition Transaction and other transactions in connection therewith (including any incurrence of debt and the use of proceeds thereof (but without netting the cash proceeds thereof)) had been consummated.

Article 2. THE NOTES

Section 2.01. FORM, DATING AND DENOMINATIONS.

The Notes and the Trustee’s certificate of authentication will be substantially in the form set forth in Exhibit A. The Notes will bear the legends required by Section 2.09 and may bear notations, legends or endorsements required by law, stock exchange rule or usage or the Applicable Procedures. Each Note will be dated as of the date of its authentication.

The Notes will be issued initially in the form of one or more Global Notes, which shall be deposited on behalf of the purchasers of the Notes represented thereby with the Depositary, and registered in the name of the Depositary or its nominee, as the case may be, duly executed by the Company and authenticated by the Trustee (or an Authenticating Agent appointed by the Trustee in accordance with Section 2.02) as hereinafter provided. The aggregate principal amount of the Global Notes may from time to time be increased or decreased by adjustments made by the Registrar on the Schedule of Principal Amount to the Global Note and recorded in the Register, as required by Section 2.06 hereof.

Global Notes may be exchanged for Physical Notes, and Physical Notes may be exchanged for Global Notes, only as provided in Section 2.10.

The Notes will be issuable only in registered form without interest coupons and only in Authorized Denominations.

Each certificate representing a Note will bear a unique registration number that is not affixed to any other certificate representing another outstanding Note.

Members of, or participants and account holders in, DTC (“Participants”) shall have no rights under this Indenture with respect to any Global Note held on their behalf by the Depositary or by the Trustee nor rights under such Global Note, and the Depositary or its nominee (as the case may be) may be treated by the Issuer, the Trustee and any agent of the Company or the Trustee as the sole owner of such Global Note for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent the Issuer, the Trustee or any agent of the Company or the Trustee from giving effect to any written certification, proxy or other authorization furnished by DTC or impair, as between DTC and the Participants (as applicable), the operation of customary practices of such persons governing the exercise of the rights of a holder of a Book-Entry Interest in any Global Note.

Subject to the provisions of this Section 2.01, the registered holder of a Global Note may grant proxies and otherwise authorize any Person, including Participants and Persons that may hold interests through Participants, to take any action that a holder of a Book-Entry Interest in such Global Note is entitled to take under this Indenture or the Notes.

The Applicable Procedures shall be applicable to Book-Entry Interests in the Global Notes that are held by Depositary Participants.

The terms contained in the Notes constitute part of this Indenture, and, to the extent applicable, the Company, the Trustee and the Collateral Agent, by their execution and delivery of this Indenture, agree to such terms and to be bound thereby; provided, however, that, to the extent that any provision of any Note conflicts with the provisions of this Indenture, the provisions of this Indenture will control for purposes of this Indenture and such Note.

Section 2.02. EXECUTION, AUTHENTICATION AND DELIVERY.

(A) Due Execution by the Company. At least one (1) duly authorized Officer will sign the Notes on behalf of the Company by manual, electronic (e.g., “.pdf”) or facsimile signature. A Note’s validity will not be affected by the failure of any Officer whose signature is on any Note to hold, at the time such Note is authenticated, the same or any other office at the Company.

(B) Authentication by the Trustee and Delivery.

(i) No Note will be valid until it is authenticated by the Trustee. A Note will be deemed to be duly authenticated only when an authorized signatory of the Trustee (or a duly appointed authenticating agent) manually signs the certificate of authentication of such Note.

(ii) The Trustee will cause an authorized signatory of the Trustee (or a duly appointed authenticating agent) to manually sign the certificate of authentication of a Note only if (1) the Company delivers such Note to the Trustee; (2) such Note is executed by the Company in accordance with Section 2.02(A); and (3) the Company delivers a Company Order to the Trustee that (a) requests the Trustee to authenticate such Note; and (b) sets forth the name of the Holder of such Note and the date as of which such Note is to be authenticated. If such Company Order also requests the Trustee to deliver such Note to any Holder or to the Depositary, then the Trustee will promptly deliver such Note in accordance with such Company Order.

(iii) The Trustee may appoint an authenticating agent acceptable to the Company to authenticate Notes. A duly appointed authenticating agent may authenticate Notes whenever the Trustee may do so under this Indenture, and a Note authenticated as provided in this Indenture by such an agent will be deemed, for purposes of this Indenture, to be authenticated by the Trustee. Each duly appointed authenticating agent will have the same rights to deal with the Company as the Trustee would have if it were performing the duties that the authentication agent was validly appointed to undertake.

Section 2.03. INITIAL NOTES AND ADDITIONAL NOTES.

(A) Initial Notes. On the Issue Date, there will be originally issued [one hundred seventy-five] million dollars ($[175],000,000) aggregate principal amount of Notes, subject to the provisions of this Indenture (including Section 2.02). Notes issued pursuant to this Section 2.03(A), and any Notes issued in exchange therefor or in substitution thereof, are referred to in this Indenture as the “Initial Notes.”

(B) Additional Notes. With the consent of a majority of the Holders, the Company may, subject to the provisions of this Indenture (including Section 2.02), issue additional Notes (for the avoidance of doubt, no such consent shall be required for PIK Notes) with the same terms as the Initial Notes (except, to the extent applicable, with respect to the date as of which interest begins to accrue on such additional Notes and the first Interest Payment Date of such additional Notes), which additional Notes will, subject to the foregoing, be considered to be part of the same series of, and rank equally and ratably with all other, Notes issued under this Indenture; provided, however, that if any such additional Notes are not fungible with other Notes issued under this Indenture for U.S. federal income tax or U.S. federal securities laws purposes, then such additional Notes will be identified by a separate CUSIP number or by no CUSIP number.

(C) PIK Notes. If the Company elects to pay PIK Interest in respect of the Notes as set forth in Section 2.05 below, the Company may elect on or prior to the Interest Payment Date immediately preceding the relevant Interest Period (subject to the restrictions described in the form of Notes in Exhibit A) to either increase the outstanding principal amount of the Notes (if the Notes are held in registered form) or (if approved by the Trustee in its sole discretion) issue additional Notes and increase the principal amount outstanding (if the Notes are held in certificated form) (the “PIK Notes”) under this Indenture having the same terms as the Notes (in each case, a “PIK Payment”). Any PIK Notes will, be considered to be part of the same series of, and rank equally and ratably with all other, Notes issued under this Indenture.

Section 2.04. METHOD OF PAYMENT.

(A) Global Notes. The Company will pay, or cause the Paying Agent to pay, the principal (whether due upon maturity on the Maturity Date, Redemption on a Redemption Date or repurchase on a Fundamental Change Repurchase Date or otherwise) of, interest on, and any cash Conversion Consideration for, any Global Note to the Depositary as the registered Holder of such Global Note, by wire transfer of immediately available funds no later than the time the same is due as provided in this Indenture.

(B) Physical Notes. The Company will pay, or cause the Paying Agent to pay, the principal (whether due upon maturity on the Maturity Date, Redemption on a Redemption Date or repurchase on a Fundamental Change Repurchase Date or otherwise) of, interest on, and any cash Conversion Consideration due upon conversion of, any Physical Note no later than the time the same is due as provided in this Indenture as follows: (i) if the principal amount of such Physical Note is at least five million dollars ($5,000,000) (or such lower amount as the Company may choose in its sole and absolute discretion) and the Holder of such Physical Note entitled to such payment has delivered to the Paying Agent or the Trustee, no later than the time set forth in the immediately following sentence, a written request that the Company (or the Paying Agent) make such payment by wire transfer to an account of such Holder within the United States, by wire transfer of immediately available funds to such account; and (ii) in all other cases, by check mailed to the address of the Holder of such Physical Note entitled to such payment as set forth in the Register. To be timely, such written request must be so delivered no later than the Close of Business on the following date: (x) with respect to the payment of any interest due on an Interest Payment Date, the immediately preceding Regular Record Date; and (y) with respect to any other payment, the date that is fifteen (15) calendar days immediately before the date such payment is due.

Section 2.05. ACCRUAL OF INTEREST; DEFAULTED AMOUNTS; WHEN PAYMENT DATE IS NOT A BUSINESS DAY.

(A) Accrual of Interest.

(i) Each Note will accrue interest at a rate per annum equal to eight percent (8.00%) with respect to interest paid in cash (“Cash Interest”) and nine and a half percent (9.50%) with respect to PIK Interest (together with the Cash Interest as the interest rate selected by the Company for any Interest Period, the “Stated Interest”), plus Special Interest on the Notes, if any, that may accrue pursuant to Section 7.03. Stated Interest on each Note will (i) accrue from, and including, the most recent date to which Stated Interest has been paid or duly provided for (or, if no Stated Interest has theretofore been paid or duly provided for, the date set forth in the certificate representing such Note as the date from, and including, which Stated Interest will begin to accrue in such circumstance) to, but excluding, the date of payment of such Stated Interest; and (ii) be, subject to Sections 4.02(D), 4.03(E) and 5.02(D) (but without duplication of any payment of interest), payable semi-annually in arrears on each Interest Payment Date, beginning on the first Interest Payment Date set forth in the certificate representing such Note, to the Holder of such Note as of the Close of Business on the immediately preceding Regular Record Date. Stated Interest, and, if applicable, Special Interest on the Notes will be computed on the basis of a 360-day year comprised of twelve 30-day months.

(ii) The Company shall elect on each Interest Payment Date, by notice to the Trustee, whether interest for the immediately following Interest Period shall be Cash Interest or PIK Interest (and not a combination thereof); provided that if the Company does not timely elect the form of interest payment, then the Company will be deemed to have selected PIK Interest (and, for the avoidance of doubt, the failure to timely make such election will not constitute a Default or Event of Default).

(B) Cash Interest.

(i) All accrued and unpaid Cash Interest on the Notes for the relevant Interest Period shall be paid in cash on the related Interest Payment Date.

(ii) The Company shall determine on each Interest Payment Date to pay Cash Interest or PIK Interest, and in the case of Cash Interest, to pay cash for the immediately following Interest Period; provided that if the Company does not timely elect the form of interest payment, then the Company will be deemed to have selected PIK Interest (and, for the avoidance of doubt, the failure to timely make such election will not constitute a Default or Event of Default).

(C) PIK Interest.

(i) Any PIK Interest (including Partial PIK Interest) on the Notes will be payable to Holders and (x) with respect to the Notes represented by one or more Global Notes registered in the name of, or held by, the Depositary or its nominee on the relevant Regular Record Date, by increasing the principal amount of the outstanding Global Notes by an amount equal to the amount of PIK Interest for the applicable Interest Period (rounded up to the nearest whole dollar), and the Trustee will, upon receipt of an authentication order from the Company, record such increase in principal amount and (y) with respect to Notes represented by certificated Notes, by increasing the principal amount outstanding of such Notes on the books and records of the Registrar (or, in the Trustee’s sole discretion, by issuing PIK Notes in certificated form) in an aggregate principal amount equal to the amount of PIK Interest for the applicable Interest Period (rounded up to the nearest whole dollar), and the Trustee will, upon receipt of an authentication order and PIK Notes from the Company, authenticate and deliver such PIK Notes in certificated form for original issuance to the Holders on the relevant record date, as shown by the records of the register of Holders. Following an increase in the principal amount of the outstanding Notes as a result of a PIK Payment, the Notes will bear interest on such increased principal amount from and after the date of such PIK Payment. Any PIK Notes issued in certificated form will be distributed to Holders, will be dated as of the applicable Interest Payment Date and will bear interest from and after such date. All Notes issued pursuant to a PIK Payment will mature on the Maturity Date and will be governed by, and subject to the terms, provisions and conditions of, the Indenture and shall have the same rights and benefits as the Notes issued on the Issue Date. Any certificated PIK Notes will be issued with the description “PIK Note” on the face of such PIK Note.

(ii) Notwithstanding anything to the contrary in this Indenture or the Notes, the payment of accrued and unpaid interest in connection with any repurchase of the Notes as described Article 4 of this Indenture and on the Maturity Date shall be made solely in cash.

(D) Defaulted Amounts. If the Company fails to pay any amount (a “Defaulted Amount”) payable on a Note on or before the due date therefor as provided in this Indenture, then, regardless of whether such failure constitutes an Event of Default, (i) such Defaulted Amount will forthwith cease to be payable to the Holder of such Note otherwise entitled to such payment; (ii) to the extent lawful, interest (“Default Interest”) will accrue on such Defaulted Amount at a rate per annum equal to the rate per annum at which Stated Interest for the applicable Interest Period accrues plus 100 basis points, from, and including, such due date to, but excluding, the date of payment of such Defaulted Amount and Default Interest; (iii) such Defaulted Amount and Default Interest then due thereon will be paid on a payment date selected by the Company to the Holder of such Note as of the Close of Business on a special record date selected by the Company, provided that such special record date must be no more than fifteen (15), nor less than ten (10), calendar days before such payment date; and (iv) at least fifteen (15) calendar days before such special record date, the Company will send notice to the Trustee and the Holders that states such special record date, such payment date and the amount of such Defaulted Amount and Default Interest then due thereon to be paid on such payment date.

(E) a merger involving, or a transfer of assets by, a limited liability company, limited partnership or trust will be deemed to include any division of or by, or an allocation of assets to a series of, such limited liability company, limited partnership or trust, or any unwinding of any such division or allocation;

(F) In addition to Default Interest, (but without duplication thereof) upon the occurrence and during the continuance of an Event of Default other than a Reporting Event of Default, to the extent lawful, interest on the Notes will accrue at a rate per annum equal to the rate per annum at which Stated Interest for the applicable Interest Period accrues plus 200 basis points, from, and including, the date that such Event of Default occurred to, but excluding, the date that such Event of Default has been cured.

(G) Delay of Payment when Payment Date is Not a Business Day. If the due date for a payment on a Note as provided in this Indenture is not a Business Day, then, notwithstanding anything to the contrary in this Indenture or the Notes, such payment may be made on the immediately following Business Day and no interest will accrue on such payment as a result of the related delay. Solely for purposes of the immediately preceding sentence, a day on which the applicable place of payment is authorized or obligated by law, regulation or executive order to close or be closed will be deemed not to be a “Business Day.”

(H) On or prior to each Interest Payment Date, the Company shall deliver a written notice to the Holders, the Trustee, the Paying Agent and the Conversion Agent for the succeeding Interest Period. Such notice shall include:

(i) whether the Company will pay Cash Interest or PIK Interest and a reasonably detailed calculation thereof; and

(ii) any other information that may be reasonably requested by the Trustee or a Paying Agent in connection with the foregoing;

provided that if the Company does not timely elect the form of interest payment, then the Company will be deemed to have selected PIK Interest (and, for the avoidance of doubt, the failure to provide such notice will not constitute a Default or Event of Default).

Section 2.06. REGISTRAR, PAYING AGENT AND CONVERSION AGENT.

(A) Generally. The Company will maintain (i) an office or agency where Notes may be presented for registration of transfer or for exchange (the “Registrar”); (ii) an office or agency where Notes may be presented for payment (the “Paying Agent”); and (iii) an office or agency where Notes may be presented for conversion (the “Conversion Agent”). The Company hereby designates the Corporate Trust Office of the Paying Agent, Registrar and Trustee as such offices. If the Company fails to maintain a Registrar, Paying Agent or Conversion Agent, then the Trustee will act as such and will receive compensation therefor in accordance with this Indenture and other agreement to be agreed between the Trustee and the Company. For the avoidance of doubt, the Company or any of its Subsidiaries may act as Registrar, Paying Agent or Conversion Agent.

(B) Duties of the Registrar. The Registrar will keep a record (the “Register”) of the names and addresses of the Holders, the Notes held by each Holder and the transfer, exchange, repurchase, Redemption and conversion of Notes. Absent manifest error, the entries in the Register will be conclusive and the Company and the Trustee may treat each Person whose name is recorded as a Holder in the Register as a Holder for all purposes. The Register will be in written form or in any form capable of being converted into written form reasonably promptly. In all cases the Register shall be held, and the Registrar shall operate outside of the United Kingdom.

(C) Co-Agents; Company’s Right to Appoint Successor Registrars, Paying Agents and Conversion Agents. The Company may appoint one or more co-Registrars, co-Paying Agents and co-Conversion Agents, each of whom will be deemed to be a Registrar, Paying Agent or Conversion Agent, as applicable, under this Indenture. Subject to Section 2.06(A), the Company may change any Registrar, Paying Agent or Conversion Agent (including appointing itself or any of its Subsidiaries to act in such capacity) without notice to any Holder. The Company will notify the Trustee (and, upon request, any Holder) of the name and address of each Note Agent, if any, not a party to this Indenture and will enter into an appropriate agency agreement with each such Note Agent, which agreement will implement the provisions of this Indenture that relate to such Note Agent.

(D) Initial Appointments. The Company appoints the Trustee as the initial Paying Agent, the initial Registrar and the initial Conversion Agent. In acting in such capacities under this Indenture and in connection with the Notes, the Trustee in such capacities will act solely as an agent of the Company and will not thereby assume any obligations towards, or relationship of agency or trust for or with, any Holder.

Section 2.07. PAYING AGENT AND CONVERSION AGENT TO HOLD PROPERTY IN TRUST.

The Company will require each Paying Agent or Conversion Agent that is not the Trustee to agree in writing that such Note Agent will (A) hold in trust for the benefit of Holders or the Trustee all money and other property held by such Note Agent for payment or delivery due on the Notes; and (B) notify the Trustee in writing of any default by the Company in making any such payment or delivery. The Company, at any time, may, and the Trustee, while any Default continues, may, require a Paying Agent or Conversion Agent to pay or deliver, as applicable, all money and other property held by it to the Trustee, after which payment or delivery, as applicable, such Note Agent (if not the Company or any of its Subsidiaries) will have no further liability for such money or property. If the Company or any of its Subsidiaries acts as Paying Agent or Conversion Agent, then (A) it will segregate and hold in a separate trust fund for the benefit of the Holders or the Trustee all money and other property held by it as Paying Agent or Conversion Agent; and (B) references in this Indenture or the Notes to the Paying Agent or Conversion Agent holding cash or other property, or to the delivery of cash or other property to the Paying Agent or Conversion Agent, in each case for payment or delivery to any Holders or the Trustee or with respect to the Notes, will be deemed to refer to cash or other property so segregated and held separately, or to the segregation and separate holding of such cash or other property, respectively. Upon the occurrence of any event pursuant to clause (viii) or (xi) of Section 7.01(A) with respect to the Company (or with respect to any Subsidiary of the Company acting as Paying Agent or Conversion Agent), the Trustee will serve as the Paying Agent or Conversion Agent, as applicable, for the Notes.

Section 2.08. HOLDER LISTS.

If the Trustee is not the Registrar, the Company will furnish to the Trustee, no later than seven (7) Business Days before each Interest Payment Date and at such other times as the Trustee may request, a list, in such form and as of such date or time as the Trustee may reasonably require, of the names and addresses of the Holders.

Section 2.09. LEGENDS.

(A) Global Note Legend. Each Global Note will bear the Global Note Legend (or any similar legend, not inconsistent with this Indenture, required by the Depositary for such Global Note).

(B) Non-Affiliate Legend. Each Note will bear the Non-Affiliate Legend.

(C) Restricted Note Legend.

(i) Each Note that is a Transfer-Restricted Security will bear the Restricted Note Legend; and

(ii) If a Note is issued in exchange for, in substitution of, or to effect a partial conversion of, another Note (such other Note being referred to as the “old Note” for purposes of this Section 2.09(C)(ii)), including pursuant to Section 2.10(B), 2.10(C), 2.11 or 2.13, then such Note will bear the Restricted Note Legend if such old Note bore the Restricted Note Legend at the time of such exchange or substitution, or on the related Conversion Date with respect to such conversion, as applicable; provided, however, that such Note need not bear the Restricted Note Legend if such Note does not constitute a Transfer-Restricted Security immediately after such exchange or substitution, or as of such Conversion Date, as applicable.

(D) OID Legend. If a Note is issued with original issue discount for U.S. federal income tax purposes, each Note evidencing a Global Note or a Physical Note (and all Notes issued in exchange therefor or substitution thereof) will bear the OID Legend.

(E) Other Legends. A Note may bear any other legend or text, not inconsistent with this Indenture, as may be required by applicable law or by any securities exchange or automated quotation system on which such Note is traded or quoted.

(F) Acknowledgment and Agreement by the Holders. A Holder’s acceptance of any Note bearing any legend required by this Section 2.09 will constitute such Holder’s acknowledgment of, and agreement to comply with, the restrictions set forth in such legend.

(G) Restricted Share Legend.

(i) Each Conversion Share will bear the Restricted Share Legend if the Note upon the conversion of which such Conversion Share was issued was (or would have been had it not been converted) a Transfer-Restricted Security at the time such Conversion Share was issued; provided, however, that such Conversion Share need not bear the Restricted Share Legend if the Company determines, in its reasonable discretion, that such Conversion Share need not bear the Restricted Share Legend.

(ii) Notwithstanding anything to the contrary in this Section 2.09(G), a Conversion Share need not bear a Restricted Share Legend if such Conversion Share is issued in an uncertificated form that does not permit affixing legends thereto, provided the Company takes measures (including the assignment thereto of a “restricted” CUSIP number) that it reasonably deems appropriate to enforce the transfer restrictions referred to in the Restricted Share Legend.

Section 2.10. TRANSFERS AND EXCHANGES; CERTAIN TRANSFER RESTRICTIONS.

(A) Provisions Applicable to All Transfers and Exchanges.

(i) Subject to this Section 2.10, Physical Notes and beneficial interests in Global Notes may be transferred or exchanged from time to time. The Registrar will record each such transfer or exchange of Physical Notes in the Register. Book Entry Interests in Global Notes will be transferred or exchanged in accordance with the Applicable Procedures of the Depositary.

(ii) Each Note issued upon transfer or exchange of any other Note (such other Note being referred to as the “old Note” for purposes of this Section 2.10(A)(ii)) or portion thereof in accordance with this Indenture will be the valid obligation of the Company, evidencing the same indebtedness, and entitled to the same benefits under this Indenture, as such old Note or portion thereof, as applicable.

(iii) The Company, the Guarantors, the Trustee and the Note Agents will not impose any service charge on any Holder for any transfer, exchange or conversion of Notes, but the Company, the Guarantors, the Trustee, the Registrar and the Conversion Agent may require payment of a sum sufficient to cover any transfer tax or similar governmental charge that may be imposed in connection with any transfer, exchange or conversion of Notes, other than exchanges pursuant to Section 2.11, 2.17 or 8.05 not involving any transfer.

(iv) Notwithstanding anything to the contrary in this Indenture or the Notes, a Note may not be transferred or exchanged in part unless the portion to be so transferred or exchanged is in an Authorized Denomination.

(v) The Trustee will have no obligation or duty to monitor, determine or inquire as to compliance with any transfer restrictions imposed under this Indenture or applicable law with respect to any Security, other than to require the delivery of such certificates or other documentation or evidence as expressly required by this Indenture and to examine the same to determine substantial compliance as to form with the requirements of this Indenture.

(vi) The Trustee will have no responsibility or obligation to any beneficial owner of a Global Note, a member of, or a participant in, the Depositary or other Person with respect to the accuracy of the records of the Depositary or its nominee or of any participant or member thereof, with respect to any ownership interest in the Notes or with respect to the delivery to any participant, member, beneficial owner or other Person (other than the Depositary) of any notice (including any notice of Redemption or repurchase) or the payment of any amount or delivery of any Notes (or other security or property) under or with respect to such Notes. All payments to be made to Holders in respect of the Notes will be given or made only to or upon the order of the registered Holders (which is the Depositary or its nominee in the case of a Global Note). The rights of beneficial owners in any Global Note will be exercised only through the Depositary subject to the Applicable Procedures. The Trustee may rely and will be fully protected in relying upon information furnished by the Depositary with respect to its members, participants and any beneficial owners.

(vii) Each Note issued upon transfer of, or in exchange for, another Note will bear each legend, if any, required by Section 2.09.

(viii) Upon satisfaction of the requirements of this Indenture to effect a transfer or exchange of any Note, the Company will cause such transfer or exchange to be effected as soon as reasonably practicable but in no event later than the second (2nd) Business Day after the date of such satisfaction.

(ix) For the avoidance of doubt, and subject to the terms of this Indenture, as used in this Section 2.10, an “exchange” of a Global Note or a Physical Note includes (x) an exchange effected for the sole purpose of removing any Restricted Note Legend affixed to such Global Note or Physical Note; and (y) if such Global Note or Physical Note is identified by a “restricted” CUSIP number, an exchange effected for the sole purpose of causing such Global Note or Physical Note to be identified by an “unrestricted” CUSIP number.

(B) Transfers and Exchanges of Global Notes.

(i) Subject to the immediately following sentence, no Global Note may be transferred or exchanged in whole except (x) by the Depositary to a nominee of the Depositary; (y) by a nominee of the Depositary to the Depositary or to another nominee of the Depositary; or (z) by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary. No Global Note (or any portion thereof) may be transferred to, or exchanged for, a Physical Note; provided, however, that a Global Note will be exchanged, pursuant to customary procedures, for one or more Physical Notes if:

(1) (x) the Depositary notifies the Company or the Trustee that the Depositary is unwilling or unable to continue as depositary for such Global Note or (y) the Depositary ceases to be a “clearing agency” registered under Section 17A of the Exchange Act and, in each case, the Company fails to appoint a successor Depositary within ninety (90) days of such notice or cessation;

(2) an Event of Default has occurred and is continuing and the Company, the Trustee or the Registrar has received a written request from the Depositary, or from a holder of a beneficial interest in such Global Note, to exchange such Global Note or beneficial interest, as applicable, for one or more Physical Notes; or

(3) the Company, in its sole discretion, permits the exchange of any beneficial interest in such Global Note for one or more Physical Notes at the request of the owner of such beneficial interest.

(ii) Upon satisfaction of the requirements of this Indenture to effect a transfer or exchange of any Global Note (or any portion thereof):

(1) the Trustee will reflect any resulting decrease of the principal amount of such Global Note by notation on the “Schedule of Exchanges of Interests in the Global Note” forming part of such Global Note (and, if such notation results in such Global Note having a principal amount of zero, the Company may (but is not required to) instruct the Trustee in writing to cancel such Global Note pursuant to Section 2.15);

(2) if required to effect such transfer or exchange, then the Trustee will reflect any resulting increase of the principal amount of any other Global Note by notation on the “Schedule of Exchanges of Interests in the Global Note” forming part of such other Global Note;

(3) if required to effect such transfer or exchange, then the Company will issue, execute and deliver, and the Trustee will authenticate, in each case in accordance with Section 2.02, a new Global Note bearing each legend, if any, required by Section 2.09; and

(4) if such Global Note (or such portion thereof), or any beneficial interest therein, is to be exchanged for one or more Physical Notes, then the Company will issue, execute and deliver, and the Trustee will authenticate, in each case in accordance with Section 2.02, one or more Physical Notes that (x) are in Authorized Denominations and have an aggregate principal amount equal to the principal amount of such Global Note to be so exchanged; (y) are registered in such name(s) as the Depositary specifies (or as otherwise determined pursuant to customary procedures); and (z) bear each legend, if any, required by Section 2.09.

(iii) Each transfer or exchange of a beneficial interest in any Global Note will be made in accordance with the Applicable Procedures.

(C) Transfers and Exchanges of Physical Notes.

(i) Subject to this Section 2.10, a Holder of a Physical Note may (x) transfer such Physical Note (or any portion thereof in an Authorized Denomination) to one or more other Person(s); (y) exchange such Physical Note (or any portion thereof in an Authorized Denomination) for one or more other Physical Notes in Authorized Denominations having an aggregate principal amount equal to the aggregate principal amount of the Physical Note (or portion thereof) to be so exchanged; and (z) if then permitted by the Applicable Procedures, transfer such Physical Note (or any portion thereof in an Authorized Denomination) in exchange for a beneficial interest in one or more Global Notes; provided, however, that, to effect any such transfer or exchange, such Holder must:

(1) surrender such Physical Note to be transferred or exchanged to the office of the Registrar, together with any endorsements or transfer instruments reasonably required by the Company, the Trustee or the Registrar; and

(2) deliver such certificates, documentation or evidence as may be required pursuant to Section 2.10(D).

(ii) Upon the satisfaction of the requirements of this Indenture to effect a transfer or exchange of any Physical Note (such Physical Note being referred to as the “old Physical Note” for purposes of this Section 2.10(C)(ii)) of a Holder (or any portion of such old Physical Note in an Authorized Denomination):

(1) such old Physical Note will be promptly cancelled pursuant to Section 2.15;

(2) if such old Physical Note is to be so transferred or exchanged only in part, then the Company will issue, execute and deliver, and the Trustee will authenticate, in each case in accordance with Section 2.02, one or more Physical Notes that (x) are in Authorized Denominations and have an aggregate principal amount equal to the principal amount of such old Physical Note not to be so transferred or exchanged; (y) are registered in the name of such Holder; and (z) bear each legend, if any, required by Section 2.09;

(3) in the case of a transfer:

(a) to the Depositary or a nominee thereof that will hold its interest in such old Physical Note (or such portion thereof) to be so transferred in the form of one or more Global Notes, the Trustee will reflect an increase of the principal amount of one or more existing Global Notes by notation on the “Schedule of Exchanges of Interests in the Global Note” forming part of such Global Note(s), which increase(s) are in Authorized Denominations and aggregate to the principal amount to be so transferred, and which Global Note(s) bear each legend, if any, required by Section 2.09; provided, however, that if such transfer cannot be so effected by notation on one or more existing Global Notes (whether because no Global Notes bearing each legend, if any, required by Section 2.09 then exist, because any such increase will result in any Global Note having an aggregate principal amount exceeding the maximum aggregate principal amount permitted by the Depositary or otherwise), then the Company will issue, execute and deliver, and the Trustee will authenticate, in each case in accordance with Section 2.02, one or more Global Notes that (x) are in Authorized Denominations and have an aggregate principal amount equal to the principal amount to be so transferred; and (y) bear each legend, if any, required by Section 2.09; and

(b) to a transferee that will hold its interest in such old Physical Note (or such portion thereof) to be so transferred in the form of one or more Physical Notes, the Company will issue, execute and deliver, and the Trustee will authenticate, in each case in accordance with Section 2.02, one or more Physical Notes that (x) are in Authorized Denominations and have an aggregate principal amount equal to the principal amount to be so transferred; (y) are registered in the name of such transferee; and (z) bear each legend, if any, required by Section 2.09; and

(4) in the case of an exchange, the Company will issue, execute and deliver, and the Trustee will authenticate, in each case in accordance with Section 2.02, one or more Physical Notes that (x) are in Authorized Denominations and have an aggregate principal amount equal to the principal amount to be so exchanged; (y) are registered in the name of the Person to whom such old Physical Note was registered; and (z) bear each legend, if any, required by Section 2.09.

(D) Requirement to Deliver Documentation and Other Evidence. If a Holder of any Note that is identified by a “restricted” CUSIP number or that bears a Restricted Note Legend or is a Transfer-Restricted Security requests to:

(i) cause such Note to be identified by an “unrestricted” CUSIP number;

(ii) remove such Restricted Note Legend; or

(iii) register the transfer of such Note to the name of another Person,

then the Company, the Guarantors, the Trustee and the Registrar may refuse to effect such identification, removal or transfer, as applicable, unless there is delivered to the Company, the Guarantors, the Trustee and the Registrar such certificates or other documentation or evidence as the Company, the Guarantors, the Trustee and the Registrar may reasonably require to determine that such identification, removal or transfer, as applicable, complies with the Securities Act and other applicable securities laws.

(E) Transfers of Notes Subject to Redemption, Repurchase or Conversion. Notwithstanding anything to the contrary in this Indenture or the Notes, the Company, the Guarantors, the Trustee and the Registrar may refuse to register the transfer of or exchange any Note that (i) has been surrendered for conversion; (ii) is subject to a Fundamental Change Repurchase Notice validly delivered, and not withdrawn, pursuant to Section 4.02(F), except to the extent that the Company fails to pay the applicable Fundamental Change Repurchase Price when due; or (iii) has been selected for Redemption pursuant to a Redemption Notice, except to the extent that the Company fails to pay the applicable Redemption Price when due.

Section 2.11. EXCHANGE AND CANCELLATION OF NOTES TO BE CONVERTED OR TO BE REPURCHASED PURSUANT TO A REPURCHASE UPON FUNDAMENTAL CHANGE OR REDEMPTION.

(A) Partial Conversions of Physical Notes and Partial Repurchases of Physical Notes Pursuant to a Repurchase Upon Fundamental Change or Redemption. If only a portion of a Physical Note of a Holder is to be converted pursuant to Article 5 or repurchased pursuant to a Repurchase Upon Fundamental Change or Redemption, then, as soon as reasonably practicable after such Physical Note is surrendered for such conversion, redemption or repurchase, as applicable, the Company will cause such Physical Note to be exchanged, pursuant and subject to Section 2.10(C), for (i) one or more Physical Notes that are in Authorized Denominations and have an aggregate principal amount equal to the principal amount of such Physical Note that is not to be so converted, redeemed or repurchased, as applicable, and deliver such Physical Note(s) to such Holder; and (ii) a Physical Note having a principal amount equal to the principal amount to be so converted, redeemed or repurchased, as applicable, which Physical Note will be converted, redeemed or repurchased, as applicable, pursuant to the terms of this Indenture; provided, however, that the Physical Note referred to in this clause (ii) need not be issued at any time after which such principal amount subject to such conversion, redemption or repurchase, as applicable, is deemed to cease to be outstanding pursuant to Section 2.18.

(B) Cancellation of Notes that Are Converted and Notes that Are Repurchased Pursuant to a Repurchase Upon Fundamental Change or Redemption.

(i) Physical Notes. If a Physical Note (or any portion thereof that has not theretofore been exchanged pursuant to Section 2.11(A)) of a Holder is to be converted pursuant to Article 5 or repurchased pursuant to a Repurchase Upon Fundamental Change or Redemption, then, promptly after the later of the time such Physical Note (or such portion) is deemed to cease to be outstanding pursuant to Section 2.18 and the time such Physical Note is surrendered for such conversion or repurchase, as applicable, (1) such Physical Note will be cancelled pursuant to Section 2.15; and (2) in the case of a partial conversion, redemption or repurchase, as applicable, the Company will issue, execute and deliver to such Holder, and the Trustee will authenticate, in each case in accordance with Section 2.02, one or more Physical Notes that (x) are in Authorized Denominations and have an aggregate principal amount equal to the principal amount of such Physical Note that is not to be so converted or repurchased, as applicable, taking any payments of PIK Interest into account; (y) are registered in the name of such Holder; and (z) bear each legend, if any, required by Section 2.09.

(ii) Global Notes. If a Global Note (or any portion thereof) is to be converted pursuant to Article 5 or repurchased pursuant to a Repurchase Upon Fundamental Change or Redemption, then, promptly after the time such Note (or such portion) is deemed to cease to be outstanding pursuant to Section 2.18, the Trustee will reflect a decrease of the principal amount of such Global Note in an amount equal to the principal amount of such Global Note to be so converted, redeemed or repurchased, as applicable, by notation on the “Schedule of Exchanges of Interests in the Global Note” forming part of such Global Note (and, if the principal amount of such Global Note is zero following such notation, cancel such Global Note pursuant to Section 2.15).

Section 2.12. [RESERVED.]

Section 2.13. REPLACEMENT NOTES.

If a Holder of any Note claims that such Note has been mutilated, lost, destroyed or wrongfully taken, then the Company will issue, execute and deliver, and the Trustee will authenticate, in each case in accordance with Section 2.02, a replacement Note upon surrender to the Trustee of such mutilated Note, or upon delivery to the Trustee of evidence of such loss, destruction or wrongful taking reasonably satisfactory to the Trustee and the Company. In the case of a lost, destroyed or wrongfully taken Note, the Company and the Trustee may require the Holder thereof to provide such security or indemnity that is satisfactory to protect the Company, the Trustee and the Collateral Agent and that is satisfactory to the Trustee and the Collateral Agent to protect the Company, the Trustee and the Collateral Agent from any loss that any of them may suffer if such Note is replaced. The Company may charge for its and the Trustee’s expenses in replacing a Note.

Every replacement Note issued pursuant to this Section 2.13 will be an additional obligation of the Company and will be entitled to all of the benefits of this Indenture equally and ratably with all other Notes issued under this Indenture.

Section 2.14. REGISTERED HOLDERS; CERTAIN RIGHTS WITH RESPECT TO GLOBAL NOTES.

Only the Holder of a Note will have rights under this Indenture as the owner of such Note.

Without limiting the generality of the foregoing, Depositary Participants will have no rights as such under this Indenture with respect to any Global Note held on their behalf by the Depositary or its nominee, or by the Trustee as its custodian, and the Company, the Guarantors, the Trustee, the Collateral Agent and the Note Agents, and their respective agents, may treat the Depositary as the absolute owner of such Global Note for all purposes whatsoever; provided, however, that (A) the Holder of any Global Note may grant proxies and otherwise authorize any Person, including Depositary Participants and Persons that hold interests in Notes through Depositary Participants, to take any action that such Holder is entitled to take with respect to such Global Note under this Indenture or the Notes; and (B) the Company, the Guarantors, the Trustee and the Collateral Agent, and their respective agents, may give effect to any written certification, proxy or other authorization furnished by the Depositary.

Section 2.15. CANCELLATION.

The Company may at any time deliver Notes to the Trustee for cancellation. The Registrar, the Paying Agent and the Conversion Agent will forward to the Trustee each Note duly surrendered to them for transfer, exchange, payment or conversion. The Trustee will promptly cancel all Notes so surrendered to it in accordance with its customary procedures. Without limiting the generality of Section 2.03(B), the Company may not originally issue new Notes to replace Notes that it has paid or that have been cancelled upon transfer, exchange, payment or conversion.

Section 2.16. NOTES HELD BY THE COMPANY OR ITS AFFILIATES.

Without limiting the generality of Section 2.18, in determining whether the Holders of the required aggregate principal amount of Notes have concurred in any direction, waiver or consent, Notes (if any) owned by the Company or any of its Affiliates will be deemed not to be outstanding; provided, however, that, for purposes of determining whether the Trustee or Collateral Agent is protected in relying on any such direction, waiver or consent, only Notes that a Responsible Officer of the Trustee or Collateral Agent, as applicable, actually knows are so owned will be so disregarded.

Section 2.17. TEMPORARY NOTES.

Until definitive Notes are ready for delivery, the Company may issue, execute and deliver, and the Trustee will authenticate, in each case in accordance with Section 2.02, temporary Notes. Temporary Notes will be substantially in the form of definitive Notes but may have variations that the Company considers appropriate for temporary Notes. The Company will promptly prepare, issue, execute and deliver, and the Trustee will authenticate, in each case in accordance with Section 2.02, definitive Notes in exchange for temporary Notes. Until so exchanged, each temporary Note will in all respects be entitled to the same benefits under this Indenture as definitive Notes.

Section 2.18. OUTSTANDING NOTES.

(A) Generally. The Notes that are outstanding at any time will be deemed to be those Notes that, at such time, have been duly executed and authenticated (giving effect to, and as increased by, any payment of PIK Interest made thereon by increasing the aggregate principal amount of such Notes by an amount equal to the PIK Interest payable, rounded up to the nearest whole dollar), excluding those Notes (or portions thereof) that have theretofore been (i) cancelled by the Trustee or delivered to the Trustee for cancellation in accordance with Section 2.15; (ii) assigned a principal amount of zero by notation on the “Schedule of Exchanges of Interests in the Global Note” forming part of any a Global Note representing such Note; (iii) paid in full (including upon conversion) in accordance with this Indenture; or (iv) deemed to cease to be outstanding to the extent provided in, and subject to, clause (B), (D) or (E) of this Section 2.18.

(B) Replaced Notes. If a Note is replaced pursuant to Section 2.13, then such Note will cease to be outstanding at the time of its replacement, unless the Trustee and the Company receive proof reasonably satisfactory to them that such Note is held by a “bona fide purchaser” under applicable law.

(C) PIK Notes. The aggregate principal amount of outstanding Notes shall from time to time be increased, as applicable, to reflect PIK Interest.

(D) Maturing Notes and Notes Called for Redemption or Subject to Repurchase. If, on a Redemption Date, a Fundamental Change Repurchase Date or the Maturity Date, the Paying Agent holds money sufficient to pay the aggregate Redemption Price, Fundamental Change Repurchase Price or principal amount, respectively, together, in each case, with the aggregate interest in each case due on such date, then (unless there occurs a Default in the payment of any such amount) (i) the Notes (or portions thereof) to be redeemed or repurchased, or that mature, on such date will be deemed, as of such date, to cease to be outstanding, except to the extent provided in Sections 4.02(D), 4.03(E) or 5.02(D); and (ii) the rights of the Holders of such Notes (or such portions thereof), as such, will terminate with respect to such Notes (or such portions thereof), other than the right to receive the Redemption Price, Fundamental Change Repurchase Price or principal amount, as applicable, of, and accrued and unpaid interest on, such Notes (or such portions thereof), in each case as provided in this Indenture.

(E) Notes to Be Converted. At the Close of Business on the Conversion Date for any Note (or any portion thereof) to be converted, such Note (or such portion) will (unless there occurs a Default in the delivery of the Conversion Consideration or interest due, pursuant to Section 5.03(B) or Section 5.02(D), upon such conversion) be deemed to cease to be outstanding, except to the extent provided in Section 5.02(D).

(F) Cessation of Accrual of Interest. Except as provided in Sections 4.02(D), 4.03(E) or 5.02(D), interest will cease to accrue on each Note from, and including, the date that such Note is deemed, pursuant to this Section 2.18, to cease to be outstanding, unless there occurs a default in the payment or delivery of any cash or other property due on such Note.

Section 2.19. REPURCHASES BY THE COMPANY.

Without limiting the generality of Section 2.15, the Company or its Subsidiaries may repurchase Notes in open market purchases or in negotiated transactions. In connection with any such repurchase, the Company may appoint a tender agent, in which case such tender agent may be the Paying Agent in connection with such repurchase.

Section 2.20. CUSIP AND ISIN NUMBERS.

The Company may use one or more CUSIP or ISIN numbers to identify any of the Notes, and, if so, the Company and the Trustee will use such CUSIP or ISIN number(s) in notices to Holders as applicable; provided, however, that (i) the Trustee makes no representation as to the correctness or accuracy of any such CUSIP or ISIN number; (ii) the effectiveness of any such notice will not be affected by any defect in, or omission of, any such CUSIP or ISIN number; and (iii) the Trustee shall have no liability for any defect in the CUSIP or ISIN numbers as they appear on any Note, notice or elsewhere. The Company will promptly notify the Trustee, in writing, of any change in the CUSIP or ISIN number(s) identifying any Notes.

Section 2.21. REGISTRATION RIGHTS AGREEMENT.

The Holders are entitled to the benefits of the Registration Rights Agreement. Neither the Trustee nor the Collateral Agent shall have any obligation to monitor or enforce the terms of the Registration Rights Agreement.

Section 2.22. LISTING.

The Company shall use its best endeavors to secure and maintain the listing and admission to trading of the Notes on The New York Stock Exchange, The NASDAQ Capital Market, The NASDAQ Global Market or The NASDAQ Global Select Market (or any of their respective successors) for so long as any Notes are outstanding or, if it is unable to do so having used its best endeavors, use best endeavors to obtain and maintain a quotation or listing of the Notes on such other stock exchange or exchanges or securities market or markets as the Company may decide provided that such new stock exchange is a “recognized stock exchange” or a “multilateral trading facility” for the purposes of section 1005 or section 987 of the Income Tax Act 2007 (respectively).

Article 3. COVENANTS

Section 3.01. PAYMENT ON NOTES.

(A) Generally. The Company will pay or cause to be paid all the principal of, the Fundamental Change Repurchase Price and Redemption Price for, interest on, and other amounts due with respect to, the Notes on the dates and in the manner set forth in this Indenture.

(B) Deposit of Funds. Before 10:00 A.M., New York City time, on each Redemption Date, Fundamental Change Repurchase Date or Interest Payment Date, and on the Maturity Date or any other date on which any cash amount is due on the Notes, the Company will deposit, or will cause there to be deposited, with the Paying Agent cash, in funds immediately available on such date, sufficient to pay the cash amount due on the applicable Notes on such date. The Paying Agent will return to the Company, as soon as practicable, any money not required for such purpose.

(C) PIK Interest. PIK Interest shall be considered paid on the date due if on such date the Trustee has received (i) a written order, pursuant to Section 2.05, from the Company signed by an Officer to increase the balance of any Global Note to reflect such PIK Interest or (ii) a written order, to increase the balance of a Physical Note on the books and records of the Registrar to reflect such PIK Interest. For the avoidance of doubt, the Trustee shall not be obligated to authenticate such additional Notes representing PIK Interest unless approved by the Trustee in its sole discretion.

Section 3.02. EXCHANGE ACT REPORTS.

(A) Generally. The Company will send to the Trustee copies of all reports that the Company is required to file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act within fifteen (15) calendar days after the date that the Company is required to file or furnish the same (after giving effect to all applicable grace periods under the Exchange Act); provided, however, that the Company need not send to the Trustee any material for which the Company has received, or is seeking in good faith and has not been denied, confidential treatment by the SEC. Any report that the Company files with or furnishes to the SEC through the EDGAR system (or any successor thereto) will be deemed to be sent to the Trustee at the time such report is so filed or furnished via the EDGAR system (or such successor). Upon the request of any Holder, the Company will provide to such Holder a copy of any report that the Company has furnished or filed pursuant to this Section 3.02(A), other than a report that is deemed to be sent to the Trustee pursuant to the preceding sentence.

(B) Trustee’s Disclaimer. The Trustee need not determine whether the Company has filed any material via the EDGAR system (or such successor). The sending or filing of reports pursuant to Section 3.02(A) to the Trustee will be for informational purposes only, and the Trustee’s receipt of such reports will not be deemed to constitute actual or constructive notice to the Trustee of any information contained, or determinable from information contained, therein, including the Company’s compliance with any of its covenants under this Indenture (as to which the Trustee is entitled to rely exclusively and conclusively on Officer’s Certificates). The Trustee shall have no liability or responsibility for the filing, content or timeliness if any report hereunder.

Section 3.03. RULE 144A INFORMATION.

If the Company is not subject to Section 13 or 15(d) of the Exchange Act at any time when any Notes or shares of Common Stock issuable upon conversion of the Notes are outstanding and constitute “restricted securities” (as defined in Rule 144), then the Company (or its successor) will promptly provide, to the Trustee and, upon written request, to any Holder, beneficial owner or prospective purchaser of such Notes or shares, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act to facilitate the resale of such Notes or shares pursuant to Rule 144A. The Company (or its successor) will take such further action as any Holder or beneficial owner of such Notes or shares may reasonably request to enable such Holder or beneficial owner to sell such Notes or shares pursuant to Rule 144A.

Delivery of such reports, information and documents to the Trustee is for informational purposes only and the Trustee’s receipt of such reports will not constitute actual or constructive notice of any information contained therein or determinable from information contained therein, including the Company’s compliance with any of the Company’s covenants under this Indenture (as to which the Trustee is entitled to rely exclusively and conclusively on Officer’s Certificates).

Section 3.04. [RESERVED.]

Section 3.05. COMPLIANCE AND DEFAULT CERTIFICATES.

(A) Annual Compliance Certificate. Within one hundred twenty (120) days after December 31, 2022 and each fiscal year of the Company ending thereafter, the Company will deliver an Officer’s Certificate to the Trustee stating (i) that the signatory thereto has supervised a review of the activities of the Company and its Subsidiaries during such fiscal year with a view towards determining whether any Default or Event of Default has occurred; and (ii) whether, to such signatory’s knowledge, a Default or Event of Default has occurred and is continuing (and, if so, describing all such Defaults or Events of Default and what action the Company is taking or proposes to take with respect thereto).

(B) Default Certificate. If a Default or Event of Default occurs, then the Company will, within 30 days after its first occurrence, promptly deliver an Officer’s Certificate to the Trustee describing the same and what action the Company is taking or proposes to take with respect thereto; provided, however, that the Company will not be required to deliver such notice if such Default or Event of Default, as applicable, has been cured within the applicable grace period, if any, provided herein.

Section 3.06. STAY, EXTENSION AND USURY LAWS.

To the extent that it may lawfully do so, the Company (A) agrees that it will not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law (wherever or whenever enacted or in force) that may affect the covenants or the performance of this Indenture; and (B) expressly waives all benefits or advantages of any such law and agrees that it will not, by resort to any such law, hinder, delay or impede the execution of any power granted to the Trustee or the Collateral Agent by this Indenture, but will suffer and permit the execution of every such power as though no such law has been enacted.

Section 3.07. ACQUISITION OF NOTES BY THE COMPANY AND ITS AFFILIATES.

Without limiting the generality of Section 2.18, Notes that the Company or any of its Subsidiaries have purchased or otherwise acquired will be deemed to remain outstanding (except to the extent provided in Section 2.16) until such time as such Notes are delivered to the Trustee for cancellation.

Section 3.08. LIMITATION ON INCURRENCE OF INDEBTEDNESS.

(a)

The Company will not, nor will the Company permit any of its Restricted Subsidiaries to, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise (collectively, “incur” and collectively, an “incurrence”) with respect to any Indebtedness (including Acquired Debt), issue Disqualified Capital Stock or issue any shares of Preferred Stock; provided, however, that the Company and any Guarantor may incur Indebtedness (including Acquired Debt), issue Disqualified Capital Stock or issue Preferred Stock, if (i) the Consolidated Total Leverage Ratio of the Company

and its Restricted Subsidiaries (on a consolidated combined basis) for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred would have been no greater than 5.00 to 1.00 determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period and (ii) such Indebtedness, Disqualified Capital Stock or Preferred Stock has a final scheduled maturity date or liquidation preference date later than the final scheduled maturity date of the Notes.

(b)	The first paragraph of this covenant will not prohibit the incurrence of any of the following (collectively, “Permitted Debt”):

(i)	Indebtedness represented by the Initial Notes (as increased from time to time by PIK Interest), including the Guarantees thereof, and any PIK Notes;

(ii)

any Indebtedness of the Company or of any of its Restricted Subsidiaries owing to the Company or any of its Restricted Subsidiaries; provided, however, if the Company or any Guarantor is the obligor on such Indebtedness and the payee is not the Company or a Guarantor, such Indebtedness shall be expressly subordinated to the prior payment in full in cash of the Notes;

(iii)	any Indebtedness to finance Capital Lease Obligations in the ordinary course of business, in an amount not to exceed $10,000,000; and

(iv)	Indebtedness pursuant to the PGE Facility in an aggregate principal amount of €5,000,000;

(v)	any Indebtedness arising in connection with customary joint venture arrangements;

(vi)	endorsement of negotiable instruments for deposit or collection in the ordinary course of business;

(vii)	non-recourse Indebtedness incurred by the Company or any of its Subsidiaries to finance the payment of insurance premiums of such Person;

(viii)	Indebtedness incurred as a result of endorsing negotiable instruments received in the ordinary course of business;

(ix)

Indebtedness arising from customary cash management and treasury services (including, without limitation, merchant services, direct deposit of payroll, check cashing services, overdraft facilities, foreign exchange services, controlled disbursement services, automated clearinghouse transactions, any direct debit scheme or arrangement, and interstate depository network services), employee credit card programs and the honoring of check, draft of similar instrument against insufficient funds or from the endorsement of instruments for collection, in each case, in the ordinary course of business and not representing Indebtedness for borrowed money;

(x)	Indebtedness consisting of corporate credit card obligations incurred in the ordinary course of business;

(xi)	Subordinated Indebtedness;

(xii)

hedging obligations entered into in the Company’s or any of its Subsidiaries’ ordinary course of business for the purpose of hedging currency risks or interest rate risks (but not for speculative purposes);

(xiii)	Indebtedness of the Company or any Guarantor in an aggregate principal amount, together with any refinancing in respect thereof, not to exceed $10,000,000 at any time; and

(xiv)

Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance, replace, Indebtedness that was permitted pursuant to this Section 3.08 (other than Section 3.08(b)(iv)).

(c)

For purposes of determining compliance with this covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (i) through (xiv) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company will be permitted to classify and later reclassify such item of Indebtedness in any manner that complies with this covenant, and such item of Indebtedness will be treated as having been incurred pursuant to only one of such categories. However, Indebtedness incurred under the PGE Facility will be deemed to have been incurred pursuant to Section 3.08(b)(iv) and may not be reclassified. Accrual of interest, the accretion of accreted value, amortization of original issue discount, the payment of interest (including interest paid in kind) or dividends in the form of additional Indebtedness with the same terms will not be deemed to be an incurrence of Indebtedness for purposes of this Section 3.08.

(d)

For purposes of determining compliance with any United States dollar restriction on the incurrence of Indebtedness where the Indebtedness incurred is denominated in a different currency, the amount of such Indebtedness will be the United States Dollar Equivalent determined on the date of the incurrence of such Indebtedness (or in the case of revolving debt on the date first committed); provided, however, that if any such Indebtedness denominated in a different currency is subject to a currency agreement with respect to United States dollars covering all principal, premium, if any, and interest, if any, payable on such Indebtedness, the amount of such Indebtedness expressed in United States dollars will be as provided in such currency agreement. The principal amount of any refinancing Indebtedness incurred in the same currency as the Indebtedness being refinanced will be the United States Dollar Equivalent of the Indebtedness being refinanced, except to the extent that (1) such United States Dollar Equivalent was determined based on a currency agreement, in which case the refinancing Indebtedness will be determined in accordance with the preceding sentence, or (2) the principal amount of the refinancing Indebtedness exceeds the principal amount of the Indebtedness being refinanced, in which case the United States Dollar Equivalent of such excess will be determined on the date such refinancing Indebtedness is incurred. Increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies, will not be deemed to be an incurrence of Indebtedness for purposes of this covenant. Guarantees of, or obligations in respect of letters of credit relating to Indebtedness that is otherwise included in the determination of a particular amount of Indebtedness will not be included in the determination of such amount of Indebtedness; provided that the incurrence of the Indebtedness represented by such Guarantee or letter of credit, as the case may be, was in compliance with this covenant.

Section 3.09. LIMITATION ON LIENS SECURING INDEBTEDNESS.

The Company will not, nor will the Company permit any of its Restricted Subsidiaries to create, assume or suffer to exist any Lien to secure Indebtedness on any property or assets now owned or hereafter acquired by the Company or any of its Restricted Subsidiaries except for Permitted Liens.

Section 3.10. LIMITATION ON ASSET SALES.

The Company shall not, and shall not permit any of its Restricted Subsidiaries to, consummate an Asset Sale, unless:

(i) the Company or such Restricted Subsidiary, as the case may be, receives consideration (including, but not limited to, by way of relief from, or by any other Person assuming responsibility for, any liabilities, contingent or otherwise, in connection with, such Asset Sale) at the time of such Asset Sale at least equal to the fair market value (as determined in good faith by the Company at the time of contractually agreeing to such Asset Sale) of the assets sold or otherwise disposed of; and

(ii) at least 75% of the consideration for such Asset Sale, together with all other Asset Sales since the Issue Date (on a cumulative basis), received by the Company or such Restricted Subsidiary, as the case may be, is in the form of Cash Equivalents.

If the Company or any of its Restricted Subsidiaries consummates one or more Asset Sales resulting in aggregate proceeds in excess of $5,000,000, the Company shall either (a) within 365 days after receipt of such proceeds, make (I) an investment in any one or more businesses; provided that such investment in any business is in the form of the acquisition of Capital Stock and results in the Company or a Subsidiary owning an amount of the Capital Stock of such business such that such business constitutes a Subsidiary, (II) capital expenditures or (III) an investment in other non-current assets (other than Cash Equivalents, in the case of each of (I), (II) and (III), in each case (x) used or useful in a Similar Business or (y) to replace the businesses, properties and/or assets that are the subject of such Asset Sale); or (b) to the extent any proceeds from an Asset Sale have not been applied or invested in accordance with clause (a) above within the time periods set forth above, make an offer, in any event within 10 Business Days of the expiry of the 365-day period, to repurchase such amount of Notes outstanding on the date of the consummation of such Asset Sale that may be purchased out of such unapplied proceeds, at an amount equal to the applicable Redemption Price at the time of receipt of such proceeds.

Section 3.11. LIMITATION ON TRANSACTIONS WITH AFFILIATES.

(a)

The Company shall not, and shall not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Company (each of the foregoing, an “Affiliate Transaction”) unless:

(i) such Affiliate Transaction is on terms that are not materially less favorable to the Company or its relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person on an arm’s-length basis or, if in the good faith judgment of the Company, no comparable transaction is available with which to compare such Affiliate Transaction, such Affiliate Transaction is otherwise fair to the Company or such Restricted Subsidiary from a financial point of view and when such transaction is taken in its entirety; and

(ii) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate payments or consideration in excess of $2,000,000 per annum, the terms of such transaction have been approved by a majority of the members of the Board of Directors.

Any Affiliate Transaction shall be deemed to have satisfied the requirements of clause (ii) of this Section 3.11(a) if such Affiliate Transaction is approved by a majority of the disinterested directors of the Company.

(b)	The provisions of Section 3.11(a) hereof shall not apply to the following:

(i) (A) transactions between or among the Company or any of its Restricted Subsidiaries (or any entity that becomes a Restricted Subsidiary as a result of such transaction);

(ii) payments by the Company or any of its Restricted Subsidiaries, (A) to reimburse for any out-of-pocket costs and expenses incurred in connection with the provision of any management, advisory, consulting or other similar services, (B) for indemnification and similar expenses, (C) for customary compensation to Affiliates in connection with financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, which payments are approved by the majority of the Board of Directors in good faith,

(iii) (A) employment agreements, employee benefit and incentive compensation plans and arrangements, and (B) the payment of reasonable and customary fees and compensation paid to, and indemnities and reimbursements and employment and severance arrangements;

(iv) transactions in which the Company or any of its Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an independent financial advisor stating that such transaction is fair to the Company or such Restricted Subsidiary from a financial point of view or stating that the terms are not materially less favorable, when taken as a whole, to the Company or its relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person on an arm’s- length basis;

(v) any agreement or arrangement as in effect as of the Issue Date, or any amendment or replacement thereto (so long as any such amendment or replacement is not materially disadvantageous in the good faith judgment of the Company to the Holders when taken as a whole as compared to the applicable agreement or arrangement as in effect on the Issue Date);

(vi) the existence of, or the performance by the Company or any of its Restricted Subsidiaries of its obligations under the terms of, any stockholders, shareholders, investor rights or similar agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Issue Date and any similar agreements which it may enter into thereafter; provided that the existence of, or the performance by the Company or any of its Restricted Subsidiaries of obligations under any future amendment to any such existing agreement or under any similar agreement entered into after the Issue Date shall only be permitted by this clause (vi) to the extent that the terms of any such amendment or new agreement are not otherwise, when taken as a whole, materially disadvantageous in the good faith judgment of the Company to the Holders than those in effect on the Issue Date;

(vii) the Merger and the payment of all fees and expenses related to the Merger;

(viii) transactions with customers, clients, suppliers, contractors, joint venture partners or purchasers or sellers of goods or services or providers of employees or other labor that are Affiliates, in each case in the ordinary course of business or that are consistent with past practice and otherwise in compliance with the terms of this Indenture which are fair to the Company and its Restricted Subsidiaries, in the reasonable determination of the Company, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party;

(ix) the issuance or transfer of (A) any Equity Interests and (B) directors’ qualifying shares and shares issued to foreign nationals as required by applicable law;

(x) sales of accounts receivable, or participations therein, or accounts receivable, royalty or other revenue streams and other rights to payment and any other assets, or other transactions, in connection with any Indebtedness permitted under this Indenture;

(xi) any payments pursuant to any management equity plan or stock or share option plan or any other management or employee benefit plan or agreement or any stock or share subscription or shareholder agreement that are, in each case, approved by the Company in good faith; and any employment agreements, stock or share option plans and other compensatory arrangements (and any successor plans thereto) and any supplemental executive retirement benefit plans or arrangements that are, in each case, approved by the Company in good faith;

(xii) (A) investments by Affiliates in securities or loans or other Indebtedness of the Company or any of its Restricted Subsidiaries (and payment of out-of-pocket expenses incurred by such Affiliates in connection therewith) so long as the investment is being offered by the Company or such Restricted Subsidiary generally to other investors on the same or more favorable terms, and payments to Affiliates in respect of securities or loans or other Indebtedness of the Company or any of its Restricted Subsidiaries contemplated in the foregoing subclause (A) or that were acquired from Persons other than the Company and its Restricted Subsidiaries, in each case, in accordance with the terms of such securities or loans;

(xiii) payments to or from, and transactions with, any customers, clients, joint ventures or joint venture partners, suppliers, purchasers or sellers of goods or services in the ordinary course of business or consistent with past practice (including, without limitation, any cash management activities related thereto);

(xiv) payments by the Company and its Subsidiaries pursuant to, or the entry into, tax sharing agreements among the Company and its Subsidiaries;

(xv) any lease entered into between the Company or any of its Restricted Subsidiaries, as lessee, and any Affiliate of the Company, as lessor, which is approved by the Company in good faith;

(xvi) non-exclusive intellectual property licenses and research and development agreements in the ordinary course of business or consistent with past practice;

(xvii) the payment of customary fees and reasonable out-of-pocket costs and expenses relating to registration rights and indemnities provided to equityholders of the Company pursuant to any equityholders, registration rights or similar in the ordinary course of business to the extent attributable to the ownership or operation of the Company and its Restricted Subsidiaries;

(xviii) [Reserved]; and

(xix) (A) any transactions with a Person which would constitute an Affiliate Transaction solely because the Company or its Restricted Subsidiary owns an equity interest in or otherwise controls such Person or (B) transactions with a Person which would constitute an Affiliate Transaction solely because a director of such other Person is also a director of the Company; provided that such director abstains from voting as a director of the Company on any matter including such other Person.

Section 3.12. LIMITATION ON RESTRICTED PAYMENTS.

(a) The Company shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly:

(i) declare or pay any dividend or make any payment or distribution on account of the Company’s, or any of its Restricted Subsidiaries’, Equity Interests (in each case, solely to a holder of Equity Interests in such Person’s capacity as a holder of such Equity Interests), including any dividend, payment or distribution payable in connection with any merger, amalgamation or consolidation other than:

(A) dividends, payments and distributions by the Company payable solely in Equity Interests (other than Disqualified Stock) of the Company or in options, warrants or other rights to purchase such Equity Interests (other than Disqualified Stock); or

(B) dividends, payments and distributions by a Restricted Subsidiary so long as, in the case of any dividend, payment or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly Owned Subsidiary, the Company or a Restricted Subsidiary receives at least its pro rata share of such dividend, payment or distribution in accordance with its Equity Interests in such class or series of securities;

(ii) purchase, redeem, defease or otherwise acquire or retire for value any Equity Interests of the Company, including any purchase, redemption, defeasance, acquisition or retirement in connection with any merger, amalgamation or consolidation, in each case held by a Person other than the Company or a Restricted Subsidiary;

(iii) make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value, in each case, prior to any scheduled repayment, sinking fund payment or maturity, any Subordinated Indebtedness, other than:

(A) any Indebtedness permitted under Section 3.08; or

(B) the payment, redemption, purchase, repurchase, defeasance or other acquisition or retirement for value of Subordinated Indebtedness purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of payment, redemption, purchase, repurchase, defeasance or acquisition or retirement; or

(iv) make any Restricted Investment,

(all such payments and other actions set forth in clauses (i) through (iv) above (other than any exceptions thereto) being collectively referred to as “Restricted Payments”); provided that the Company or a Restricted Subsidiary may make a Restricted Investment if:

(1) no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Investment;

(2) the Company would, at the time of such Restricted Investment and after giving pro forma effect thereto as if such Restricted Investment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to Section 3.08(a) hereof; and

(3) such Restricted Investment, together with the aggregate amount of all other Restricted Payments made by the Company and its Subsidiaries after the Issue Date (excluding Restricted Payments permitted by clauses (ii), (iii), (v) through (ix), and (xi) through (xx) of Section 3.12(b)), is less than the sum, without duplication, of an amount (which shall not be less than zero) equal to 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the beginning of the fiscal quarter in which the Issue Date occurs to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Investment.

(b) The provisions of Section 3.12(a) hereof shall not prohibit:

(i) the payment of any dividend or other distribution or the consummation of any irrevocable redemption within 60 days after the date of declaration of the dividend or other distribution or the giving of the redemption notice, as the case may be, if at the date of declaration or notice, the dividend or other distribution or redemption payment would have complied with the provisions of this Indenture;

(ii) (A) the redemption, repurchase, defeasance, retirement or other acquisition of any Equity Interests (“Treasury Capital Stock”), including any accrued and unpaid dividends thereon, or Subordinated Indebtedness of the Company or any of its Restricted Subsidiaries, in exchange for, or in an amount not to exceed the proceeds of, the substantially concurrent sale or issuance (other than to a Restricted Subsidiary) of Equity Interests of the Company to the extent contributed to the Company (in each case, other than any Disqualified Stock) (“Refunding Capital Stock”), (B) the declaration and payment of dividends on Treasury Capital Stock out of the proceeds of the substantially concurrent sale or issuance (other than to a Subsidiary of the Company or to an employee stock ownership plan or any trust established by the Company or any of its Subsidiaries) of Refunding Capital Stock, and (C) if, immediately prior to the retirement of Treasury Capital Stock, the declaration and payment of dividends thereon was permitted under clauses (vi)(A) or (B) of this Section 3.12(b), the declaration and payment of dividends on the Refunding Capital Stock in an aggregate amount per year no greater than the aggregate amount of dividends per annum that were declarable and payable on such Treasury Capital Stock immediately prior to such retirement;

(iii) the prepayment, defeasance, redemption, repurchase, exchange or other acquisition or retirement of (1) Subordinated Indebtedness of the Company or a Guarantor made by exchange for, or in an amount not to exceed the proceeds of the sale of, new Indebtedness of the Company, or a Guarantor or Disqualified Stock of the Company, or a Guarantor made within 120 days of such incurrence or issuance of new Indebtedness or Disqualified Stock or (2) Disqualified Stock of the Company or a Guarantor made by exchange for, or in an amount not to exceed the proceeds of the sale of, Disqualified Stock of the Company or a Guarantor made within 120 days of such issuance of Disqualified Stock, so long as:

(A) the principal amount (or accreted value, if applicable) of such new Indebtedness or the liquidation preference of such new Disqualified Stock does not exceed the principal amount of (or accreted value, if applicable), plus any accrued and unpaid interest on, the Subordinated Indebtedness or the liquidation preference of, plus any accrued and unpaid dividends on, the Disqualified Stock being so prepaid, defeased, redeemed, repurchased, exchanged, acquired or retired for value, plus the amount of any premium (including tender premium) paid on the Subordinated Indebtedness or Disqualified Stock being so defeased, redeemed, repurchased, exchanged, acquired or retired, defeasance costs and any fees and expenses incurred in connection with the issuance of such new Indebtedness or Disqualified Stock;

(B) such new Indebtedness is subordinated to the Notes or the applicable Guarantee at least to the same extent as such Subordinated Indebtedness so defeased, redeemed, repurchased, exchanged, acquired or retired;

(C) such new Indebtedness or Disqualified Stock has a final scheduled maturity date equal to or later than the final scheduled maturity date of the Subordinated Indebtedness or Disqualified Stock being so defeased, redeemed, repurchased, exchanged, acquired or retired (or, if earlier, a date that is at least 91 days after the maturity date of the Notes); and

(D) such new Indebtedness or Disqualified Stock has a Weighted Average Life to Maturity equal to or greater than the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness or Disqualified Stock being so defeased, redeemed, repurchased, exchanged, acquired or retired (or requires no or nominal payments in cash prior to the date that is 91 days after the maturity date of the Notes); and

(iv) a Restricted Payment by the Company to redeem, acquire, retire or repurchase its Equity Interests (or any options, warrants, restricted stock or shares, stock or share appreciation rights or other equity-linked interests issued with respect to any such Equity Interests) to redeem, retire, acquire or repurchase its Equity Interests (or any options, warrants, restricted stock or shares, stock or share appreciation rights or other equity-linked interests issued with respect to any of such Equity Interests), in each case, held directly or indirectly by Permitted Payees, upon or in connection with the death, disability, retirement or termination of employment or service of, or breach of restrictive covenants by, any such Person or otherwise in accordance with any stock or share option or stock or share appreciation rights plan, any management, director and/or employee stock or share ownership or incentive plan, stock or share subscription plan, stock or share subscription or equity incentive award agreement, employment termination agreement or any other employment agreements or equity holders’ agreement:

(A) so long as the aggregate amount of Restricted Payments made pursuant to this clause (A) in any fiscal year does not exceed $2,000,000; provided that any unused amounts pursuant to this clause (A) during any fiscal year shall carry forward into succeeding fiscal years;

(B) with the Net Cash Proceeds obtained from any key-man life insurance policies; and

(C) with the amount of any cash bonuses otherwise payable to any Permitted Payee that are foregone in exchange for the receipt of Equity Interests of the Company pursuant to any compensation arrangement, including any deferred compensation plan;

(v) the declaration and payment of dividends or distributions to holders of any class or series of Disqualified Stock of the Company or any of its Restricted Subsidiaries or any class or series of Preferred Stock of any Restricted Subsidiary of the Company;

(vi) the declaration and payment of dividends on Refunding Capital Stock that is Preferred Stock in excess of the dividends declarable and payable thereon pursuant to clause (ii) of this Section 3.12(b);

(vii) [Reserved];

(viii) payments made or expected to be made by the Company or any of its Restricted Subsidiaries in respect of withholding or similar taxes payable upon or in connection with the exercise or vesting of Equity Interests or any other equity award by any Permitted Payee and any repurchases or withholdings of Equity Interests in connection with the exercise or vesting of stock or share options, warrants or the issuance of restricted stock units or similar equity-based awards or payments in lieu of the issuance of fractional Equity Interests with respect to stock or share options, warrants, restricted stock units or similar equity-based awards;

(ix) Restricted Payments that are made (a) with the proceeds of Excluded Contributions received following the Issue Date or (b) without duplication with clause (a), in an amount not to exceed the cash proceeds from a sale, conveyance, transfer or other disposition in respect of property or assets acquired after the Issue Date, if the acquisition of such property or assets was financed with Excluded Contributions;

(x) Restricted Payments in an aggregate amount taken together with all other Restricted Payments made pursuant to this clause (x) (in the case of Restricted Investments, at the time outstanding (without giving effect to the sale of an Investment to the extent the proceeds of such sale do not consist of, or have not been converted to, Cash Equivalents)) not to exceed $2,000,000 at such time (in the case of a Restricted Investment, determined on the date such Investment is made, with the fair market value of such Investment being measured at the time made and without giving effect to subsequent changes in value, plus the amount of any returns (including dividends, payments, interest, distributions, returns of principal, profits on sale, repayments, income and similar amounts) in respect of such Investments);

(xi) distributions or payments made directly or by means of discounts with respect to any participation interest issued or sold in connection with, and other fees paid to a Person in connection with, any financing permitted under this Indenture;

(xii) any Restricted Payment made to satisfy indemnity or other similar obligations or any other earnouts, purchase price adjustments, working capital adjustments and any other payments under the Business Combination Agreement;

(xiii) [Reserved];

(xiv) mandatory redemptions of Disqualified Stock issued as a Restricted Payment or as consideration for a Permitted Investment so long as the amount of such redemptions are no greater than the amount that constituted such Restricted Payment or Permitted Investment;

(xv) payments or distributions to dissenting stockholders or shareholders pursuant to applicable law (including in connection with, or as a result of, exercise of appraisal rights and the settlement of any claims or action (whether actual, contingent or potential)), pursuant to or in connection with any Permitted Investment or a consolidation, merger or transfer of assets;

(xvi) the repurchase, redemption or other acquisition of Equity Interests of the Company or any of its Restricted Subsidiaries deemed to occur in connection with paying cash in lieu of fractional shares of such Equity Interests in connection with a share dividend, distribution, share split, reverse share split, merger, consolidation, amalgamation or other business combination of the Company or any of its Restricted Subsidiaries, in each case, permitted under this Indenture;

(xvii) redemptions in whole or in part of any of the Company’s Equity Interests for another class of its Equity Interests or with proceeds from substantially concurrent equity contributions or issuances of new Equity Interests;

(xviii) Restricted Payments by the Company to satisfy dissenters’ rights (including in connection with, or as a result of, the exercise of appraisal rights and the settlement of any claims or actions, whether actual, contingent or potential), pursuant to or in connection with any acquisition, merger, amalgamation or consolidation or Asset Sale or any other transaction permitted under this Indenture;

(xix) any Restricted Payment made on or about the Issue Date in connection with the SPAC Transactions for the redemption, prepayment, defeasance or other acquisition or retirement for value of any Indebtedness consisting of Convertible Debt Instruments (which shall only be mandatorily exchangeable for Common Stock) and Permitted Non-Convertible Debt (each as defined in the Subscription Agreement); and

(xx) Restricted Payments (other than Restricted Payments in pursuant to Section 3.12(b)(xix)) made by the Company the proceeds of which are applied (A) on or about the Issue Date, solely to effect the consummation of the SPAC Transactions, (B) on and after the Issue Date, to satisfy any payment obligations owing, or as otherwise required, in connection with the SPAC Transactions or any acquisition permitted under this Indenture or other Investment not prohibited under this Indenture (including, in each case, payment of working capital and/or purchase price adjustments) and to pay related transaction costs and (C) to satisfy any settlement of claims or actions in connection with the SPAC Transactions or any acquisition permitted under this Indenture or other Investment not prohibited under this Indenture or to satisfy indemnity or other similar obligations in connection with the SPAC Transactions or any acquisition permitted under this Indenture or other Investment not prohibited under this Indenture.

(c) For purposes of determining compliance with this Section 3.12, in the event that a proposed Restricted Payment (or a portion thereof) meets the criteria of clauses (i) through (xx) of Section 3.12(b) hereof and/or one or more of the clauses contained in the definition of “Permitted Investments,” the Company will be entitled to divide or classify or later divide or reclassify (based on circumstances existing on the date of such reclassification) such Restricted Payment (or a portion thereof) between such clauses (i) through (xx) and/or one or more of the clauses contained in the definition of “Permitted Investments,” in any manner that otherwise complies with this Section 3.12.

(d) All of the Company’s Subsidiaries shall be Restricted Subsidiaries.

(e) For the avoidance of doubt, this Section 3.12 shall not restrict the making of any AHYDO catch-up payment with respect to, and required by the terms of, any Indebtedness of the Company or any of its Restricted Subsidiaries permitted to be incurred under the terms of this Indenture.

Section 3.13. RETENTION OF CASH.

Merger Sub II and/or its Restricted Subsidiaries shall retain on their balance sheets consolidated cash or Cash Equivalents of the Company in excess of ten million ($10,000,000).

Section 3.14. GUARANTORS AND JOINT VENTURES

(a) The Company shall cause each of its Restricted Subsidiaries (other than an Excluded Subsidiary) to become a Guarantor by executing an amended or supplemental indenture pursuant to Section 8.01(B).

(b) The Company shall use commercially reasonable efforts to cause any joint venture or Similar Business to become a Guarantor by executing an amended or supplemental indenture pursuant to Section 8.01(B).

(c) Any Investments in the Capital Stock or Indebtedness of a joint venture or Similar Business shall be made only by the Company or a Guarantor, and such Capital Stock shall form part of the Collateral pursuant to the Security Documents.

Section 3.15. MATERIAL IP

(a)

The Company and the Guarantors shall own all Material IP and no Material IP shall be permitted to be transferred (including, without limitation, any sale, disposition, investment, restricted payment or otherwise) by the Company or any Guarantor to any Person.

(b)	Notwithstanding anything to the contrary in this Indenture, the Company and the Guarantors may transfer any Material IP, provided, that such transfer is

(i)	made in the ordinary course of business as determined in good faith by the Company; and

(ii)	the value of such sale and transfer does not exceed (A) $5,000,000 in any single transaction and (B) $15,000,000 in all such transactions in the aggregate.

Section 3.16. ADDITIONAL AMOUNTS1

(a)

All payments and deliveries made by, or on behalf of, the Company or any successor to the Company under or with respect to this Indenture and the Notes, including payments of principal (including, if applicable, the Redemption Price and the Fundamental Change Repurchase Price), premium, if any, payments of interest, and payments of cash and/or deliveries of the Common Stock or any other consideration (together with payments of cash for any Fractional Common Stock) upon conversion, shall be made free and clear of and without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied (including any penalties and interest related thereto) (“applicable taxes”) unless such withholding or deduction is required by law or by the relevant taxing authority’s interpretation or administration thereof. In the event that any such withholding or deduction is so required by or within any jurisdiction in which the Company or any successor to the Company is, for tax purposes, organized or resident for tax purposes (each, as applicable, a “Relevant Taxing Jurisdiction”) or through which payment is made or deemed made (together with each Relevant Taxing Jurisdiction, a “Relevant Jurisdiction,” and in each case, any political subdivision or taxing authority thereof or therein), the Company or any successor to the Company shall pay or deliver to each Holder such additional amounts (“Additional Amounts”) as may be necessary to ensure that the net amount received by the beneficial owners of the Notes after such withholding or deduction (and after deducting any taxes on the Additional Amounts) shall equal the amounts that would have been received by such beneficial owners had no such withholding or deduction been required; provided that no Additional Amounts shall be payable:

(i)	for or on account of:

(A)	any applicable taxes that would not have been imposed but for:

(1)

the existence of any present or former connection between the relevant Holder or beneficial owner (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of power over, the relevant Holder or beneficial owner, if the relevant Holder or beneficial owner is an estate, nominee, trust, partnership, limited liability company or

[1]	Note to Weil: Why is this Additional Amounts and the corresponding redemption right needed given this is a U.S. issuer?

corporation) of such Note and the Relevant Jurisdiction (other than merely acquiring or holding such Note, receiving cash and/or Common Stock or other consideration due on conversion of such Note or the receipt of payments or the enforcement of rights thereunder) including, without limitation, such Holder or beneficial owner (or such other Person described in the above parenthetical) being or having been a national, domiciliary or resident of such Relevant Jurisdiction or treated as a resident thereof or being or having been physically present or engaged in a trade or business therein or having or having had a permanent establishment therein;

(2)

the presentation of such Note (in cases in which presentation is required) more than 30 days after the later of the date on which the payment of the principal of (including the Redemption Price and the Fundamental Change Repurchase Price, if applicable) and interest on, such Note or the payment of cash and/or the delivery of Common Stock (together with payment of cash for any Fractional Common Stock) upon conversion of such Note became due and payable pursuant to the terms thereof or was made or duly provided for, unless the Holder or beneficial owner would have been entitled to such Additional Amounts on the last day of the 30 day period;

(3)

the failure of the Holder or beneficial owner to comply with a timely request from the Company or any successor of the Company, addressed to the Holder or beneficial owner, to the extent such Holder or beneficial owner is legally entitled, to provide certification, information, documents or other evidence concerning such Holder’s or beneficial owner’s nationality, residence, identity or connection with the Relevant Jurisdiction, or to make any declaration or satisfy any other reporting requirement relating to such matters, if and to the extent that due and timely compliance with such request is required by statute, regulation or administrative practice of the Relevant Jurisdiction in order to reduce or eliminate any withholding or deduction as to which Additional Amounts would have otherwise been payable; or

(4)	the presentation of such Note (in cases in which presentation is required) for payment in the Relevant Jurisdiction, unless such Note could not have been presented for payment elsewhere;

(B)

any applicable tax imposed in connection with a Note presented for payment (where presentation is required for payment) by or on behalf of a Holder or beneficial owner of such Note who would have been able to avoid such applicable tax by presenting the relevant Note to, or otherwise accepting payment from, another paying agent;

(C)	any estate, inheritance, gift, sale, transfer, excise, personal property or similar applicable tax;

(D)	any applicable tax that is payable otherwise than by withholding or deduction from payments or deliveries under or with respect to the Notes;

(E)

any applicable tax withholding or deduction required by Sections 1471 through 1474 of the Code (“FATCA”), any current or future treasury regulations or rulings promulgated thereunder, any law, regulation or other official guidance enacted in any jurisdiction implementing FATCA, any intergovernmental agreement between the United States and any other jurisdiction to implement FATCA or any law enacted by such other jurisdiction to give effect to such agreement, or any agreement with the U.S. Internal Revenue Service under FATCA; or

(F)	any combination of applicable taxes referred to in the preceding clauses (A), (B), (C), (D) or (E); or

(ii)

with respect to any payment of the principal of (including the Redemption Price and the Fundamental Change Repurchase Price, if applicable), and interest, including any Additional Interest, and premium, if any, on, such Note or the payment of cash and/or delivery of Common Stock (together with payment of cash for any Fractional Common Stock) or other consideration upon conversion of such Note to a Holder, if the Holder is a fiduciary, partnership or person other than the sole beneficial owner of that payment to the extent that such payment would be required to be included in the income under the laws of the Relevant Jurisdiction, for tax purposes, of beneficiary or settlor with respect to the fiduciary, a partner or member of that partnership or a beneficial owner who would not have been entitled to such Additional Amounts had that beneficiary, settlor, partner, member or beneficial owner been the Holder thereof.

(b)

Any reference in this Indenture or the Notes in any context to the payment of cash and/or the delivery of Common Stock (together with payment of cash for any Fractional Common Stock) or other consideration upon conversion of any Note or the payment of principal of (including the Redemption Price and Fundamental Change Repurchase Price, if applicable) and any premium or interest on any Note or any other amount payable with respect to such Note, shall be deemed to include payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable with respect to that amount pursuant to this Section 3.16.

(c)	Notwithstanding any other provisions, the Company or its successor, the Trustee and the Paying Agent shall be entitled to make any withholding or deduction pursuant to FATCA.

(d)

If the Company or its successor is required to make any deduction or withholding from any payments or deliveries with respect to the Notes, it will make such deduction in the minimum amount required by law and will deliver to the Trustee official tax receipts evidencing the remittance to the relevant tax authorities of the amounts so withheld or deducted or, if official receipts are not obtainable, an Officer’s Certificate evidencing the payment of any applicable taxes so deducted or withheld.

(e)

Notwithstanding anything to the contrary in this Agreement, a transferee of a Note shall not be entitled to receive any greater payment under this Article 3, with respect to such Note, than its transferor would have been entitled to receive, except to the extent such entitlement to receive a greater payment results from a change in law that occurs after the transferee acquired the applicable Note.

(f)

By acceptance of any Note, each Holder agrees that it will (i) on or prior to its acquisition of a Note, provide the Company with an accurate, executed and complete U.S. Internal Revenue Service Form W-9, and (ii) from time to time with reasonable promptness (A) duly complete and deliver to or as reasonably directed by the Company all such forms, certificates, documents and returns provided to such holder by the Company (collectively, together with instructions for completing the same, “Forms”) required by Law to be filed or provided by or on behalf of such Holder in order to avoid or reduce any such tax pursuant to the provisions of an applicable statute, regulation or administrative practice of the Relevant Taxing Jurisdiction and (B) provide the Company with such information with respect to such Holder as the Company may reasonably request in order to complete any such Forms.

(g)

If any payment is made by the Company to or for the account of a Holder after deduction for or on account of any applicable taxes, and increased payments are made by the Company pursuant to this Article 3, then, if such Holder at its sole discretion exercised in good faith determines that it has received or been granted a refund of such applicable taxes, such Holder shall, to the extent that it can do so without prejudice to the retention of the amount of such refund, reimburse to the Company such amount as such Holder shall, in its sole discretion exercised in good faith, determine to be attributable to the relevant applicable taxes or deduction or withholding. Notwithstanding anything to the contrary in this paragraph (g), in no event will such Holder be required to pay any amount pursuant to this paragraph (g) the payment of which would place such Holder in a less favorable net after-tax position than it would have been in if the applicable tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts giving rise to such refund had never been paid. Nothing herein contained shall interfere with the right of such Holder to arrange its tax affairs in whatever manner it thinks fit and, in particular, such Holder shall not be under any obligation to claim relief from its corporate profits or similar tax liability in respect of such tax in priority to any other claims, reliefs, credits or deductions available to it or (other than as set forth in Section 13(a)(ii)) oblige such Holder to disclose any information relating to its tax affairs or any computations in respect thereof.

(h)

If the Company makes payment to or for the account of a Holder and such holder is entitled to a refund of the applicable tax to which such payment is attributable upon the making of a filing (other than a Form described above), then such Holder shall, as soon as practicable after receiving written request from the Company (which shall specify in reasonable detail and supply the refund forms to be filed) use reasonable efforts to complete and deliver such refund forms to or as directed by the Company, subject, however, to the same limitations with respect to Forms as are set forth above.

Article 4. REPURCHASE AND REDEMPTION

Section 4.01. NO SINKING FUND.

No sinking fund is required to be provided for the Notes.

Section 4.02. RIGHT OF HOLDERS TO REQUIRE THE COMPANY TO REPURCHASE NOTES UPON A FUNDAMENTAL CHANGE.

(A) Right of Holders to Require the Company to Repurchase Notes Upon a Fundamental Change. Subject to the other terms of this Section 4.02, if a Fundamental Change occurs, then each Holder will have the right (the “Fundamental Change Repurchase Right”) to require the Company to repurchase such Holder’s Notes (or any portion thereof in an Authorized Denomination) on the Fundamental Change Repurchase Date for such Fundamental Change for a cash purchase price equal to the Fundamental Change Repurchase Price.

(B) Repurchase Prohibited in Certain Circumstances. If the principal amount of the Notes has been accelerated and such acceleration has not been rescinded on or before the Fundamental Change Repurchase Date (including as a result of the payment of the related Fundamental Change Repurchase Price and any related interest pursuant to the proviso to Section 4.02(D) on the Fundamental Change Repurchase Date), then (i) the Company may not repurchase any Notes pursuant to this Section 4.02; and (ii) the Company will cause any Notes theretofore surrendered for such Repurchase Upon Fundamental Change to be returned to the Holders thereof (or, if applicable with respect to Global Notes, cancel any instructions for book-entry transfer to the Company, the Trustee or the Paying Agent of the applicable Book-Entry Interest in such Notes in accordance with the Applicable Procedures).

(C) Fundamental Change Repurchase Date. The Fundamental Change Repurchase Date for any Fundamental Change will be a Business Day of the Company’s choosing that is no more than thirty five (35), nor less than twenty (20), Business Days after the date the Company sends the related Fundamental Change Notice pursuant to Section 4.02(E).

(D) Fundamental Change Repurchase Price. The Fundamental Change Repurchase Price repurchased upon a Repurchase Upon Fundamental Change following a Fundamental Change is an amount in cash equal to the sum of (i) the principal amount of such Note, (ii) the Make-Whole Premium as of the date of repurchase and (iii) accrued and unpaid interest, on such Note to, but excluding, the Fundamental Change Repurchase Date for such Fundamental Change. If a Fundamental Change Repurchase Date is after a Regular Record Date and on or before the next Interest Payment Date, then (i) the Holder of such Note at the Close of Business on such Regular Record Date will be entitled, notwithstanding such Repurchase Upon Fundamental Change, to receive, on or, at the Company’s election, before such Interest Payment Date, the unpaid interest that would have accrued on such Note to, but excluding, such Interest Payment Date (assuming, solely for these purposes, that such Note remained outstanding through such Interest Payment Date, if such Fundamental Change Repurchase Date is before such Interest Payment Date); and (ii) the Fundamental Change Repurchase Price will not include accrued and unpaid interest on such Note to, but excluding, such Fundamental Change Repurchase Date. For the avoidance of doubt, if an Interest Payment Date is not a Business Day within the meaning of Section 2.05(G) and such Fundamental Change Repurchase Date occurs on the Business Day immediately after such Interest Payment Date, then (x) accrued and unpaid interest on Notes to, but excluding, such Interest Payment Date will be paid, in accordance with Section 2.05(G), on the next Business Day to Holders as of the Close of Business on the immediately preceding Regular Record Date; and (y) the Fundamental Change Repurchase Price will include interest on Notes to be repurchased from, and including, such Interest Payment Date to, but excluding, the Fundamental Change Repurchase Date.

(E) Fundamental Change Notice. On or before the twentieth (20th) calendar day after the effective date of a Fundamental Change, the Company will send to each Holder, the Trustee, the Conversion Agent and the Paying Agent a notice of such Fundamental Change (a “Fundamental Change Notice”). Substantially contemporaneously, the Company will issue a press release through such national newswire service as the Company then uses (or publish the same through such other widely disseminated public medium as the Company then uses, including its website) containing the information set forth in the Fundamental Change Notice.

Such Fundamental Change Notice must state:

(i) briefly, the events causing such Fundamental Change;

(ii) the effective date of such Fundamental Change;

(iii) the procedures that a Holder must follow to require the Company to repurchase its Notes pursuant to this Section 4.02, including the deadline for exercising the Fundamental Change Repurchase Right and the procedures for submitting and withdrawing a Fundamental Change Repurchase Notice;

(iv) the Fundamental Change Repurchase Date for such Fundamental Change;

(v) the Fundamental Change Repurchase Price per $1,000 principal amount of Notes for such Fundamental Change (and, if such Fundamental Change Repurchase Date is after a Regular Record Date and on or before the next Interest Payment Date, the amount, manner and timing of the interest payment payable pursuant to the proviso to Section 4.02(D));

(vi) the name and address of the Paying Agent and the Conversion Agent;

(vii) the Conversion Rate in effect on the date of such Fundamental Change Notice;

(viii) that Notes for which a Fundamental Change Repurchase Notice has been duly tendered and not duly withdrawn must be delivered to the Paying Agent for the Holder thereof to be entitled to receive the Fundamental Change Repurchase Price;

(ix) that Notes (or any portion thereof) that are subject to a Fundamental Change Repurchase Notice that has been duly tendered may be converted only if such Fundamental Change Repurchase Notice is withdrawn in accordance with this Indenture; and

(x) the CUSIP numbers, if any, of the Notes.

Neither the failure to deliver a Fundamental Change Notice nor any defect in a Fundamental Change Notice will limit the Fundamental Change Repurchase Right of any Holder or otherwise affect the validity of any proceedings relating to any Repurchase Upon Fundamental Change.

(F) Procedures to Exercise the Fundamental Change Repurchase Right.

(i) Delivery of Fundamental Change Repurchase Notice and Notes to Be Repurchased. To exercise its Fundamental Change Repurchase Right for a Note following a Fundamental Change, the Holder thereof must deliver to the Paying Agent:

(1) before the Close of Business on the Business Day immediately before the related Fundamental Change Repurchase Date (or such later time as may be required by law), a duly completed, written Fundamental Change Repurchase Notice with respect to such Note; and

(2) such Note, duly endorsed for transfer (if such Note is a Physical Note) or by book-entry transfer (if such Note is a Global Note).

The Paying Agent will promptly deliver to the Company a copy of each Fundamental Change Repurchase Notice that it receives.

(ii) Contents of Fundamental Change Repurchase Notices. Each Fundamental Change Repurchase Notice with respect to a Note must state:

(1) if such Note is a Physical Note, the certificate number of such Note;

(2)    the principal amount of such Note to be repurchased, which must be an Authorized Denomination; and

(3)    that such Holder is exercising its Fundamental Change Repurchase Right with respect to such principal amount of such Note;

provided, however, that if such Note is a Global Note, then such Fundamental Change Repurchase Notice must comply with the Applicable Procedures (and any such Fundamental Change Repurchase Notice delivered in compliance with the Applicable Procedures will be deemed to satisfy the requirements of this Section 4.02(F)).

(iii)    Withdrawal of Fundamental Change Repurchase Notice. A Holder that has delivered a Fundamental Change Repurchase Notice with respect to a Note may withdraw such Fundamental Change Repurchase Notice by delivering a written notice of withdrawal to the Paying Agent at any time before the Close of Business on the Business Day immediately before the related Fundamental Change Repurchase Date. Such withdrawal notice must state:

(1)    if such Note is a Physical Note, the certificate number of such Note;

(2)    the principal amount of such Note to be withdrawn, which must be an Authorized Denomination; and

(3)    the principal amount of such Note, if any, that remains subject to such Fundamental Change Repurchase Notice, which must be an Authorized Denomination;

provided, however, that if such Note is a Global Note, then such withdrawal notice must comply with the Applicable Procedures (and any such withdrawal notice delivered in compliance with the Applicable Procedures will be deemed to satisfy the requirements of this Section 4.02(F)).

Upon receipt of any such withdrawal notice with respect to a Note (or any portion thereof), the Paying Agent will (x) promptly deliver a copy of such withdrawal notice to the Company; and (y) if such Note is surrendered to the Paying Agent, cause such Note (or such portion thereof in accordance with Section 2.11, treating such Note as having been then surrendered for partial repurchase in the amount set forth in such withdrawal notice as remaining subject to repurchase) to be returned to the Holder thereof (or, if applicable with respect to any Global Note, cancel any instructions for book-entry transfer to the Company, the Trustee or the Paying Agent of the applicable Book-Entry Interest in such Note in accordance with the Applicable Procedures).

(G)    Payment of the Fundamental Change Repurchase Price. Without limiting the Company’s obligation to deposit the Fundamental Change Repurchase Price within the time proscribed by Section 3.01(B), the Company will cause the Fundamental Change Repurchase Price for a Note (or portion thereof) to be repurchased pursuant to a Repurchase Upon Fundamental Change to be paid to the Holder thereof on or before the later of (i) the applicable Fundamental

Change Repurchase Date; and (ii) the date (x) such Note is delivered to the Paying Agent (in the case of a Physical Note) or (y) the Applicable Procedures relating to the repurchase, and the delivery to the Paying Agent, of such Holder’s Book-Entry Interest in such Note to be repurchased are complied with (in the case of a Global Note). For the avoidance of doubt, interest payable pursuant to the proviso to Section 4.02(D) on any Note to be repurchased pursuant to a Repurchase Upon Fundamental Change must be paid pursuant to such proviso regardless of whether such Note is delivered or such Applicable Procedures are complied with pursuant to the first sentence of this Section 4.02(G).

(H) Compliance with Applicable Securities Laws. To the extent applicable, the Company will comply in all material respects with all federal and state securities laws in connection with a Repurchase Upon Fundamental Change (including complying with Rules 13e-4 and 14e-1 under the Exchange Act and filing any required Schedule TO, to the extent applicable) so as to permit effecting such Repurchase Upon Fundamental Change in the manner set forth in this Indenture; provided, however, that, to the extent that the Company’s obligations to offer to repurchase and to repurchase Notes pursuant to this Section 4.02 conflict with any federal and/or state securities law or regulation that is applicable to the Company and enacted after the Issue Date, the Company’s compliance with such law or regulation will not be considered to be a Default of those obligations.

(I) Repurchase in Part. Subject to the terms of this Section 4.02, Notes may be repurchased pursuant to a Repurchase Upon Fundamental Change in part, but only in Authorized Denominations. Provisions of this Section 4.02 applying to the repurchase of a Note in whole will equally apply to the repurchase of a permitted portion of a Note.

Section 4.03. RIGHT OF THE COMPANY TO REDEEM THE NOTES.

(A) Right to Redeem the Notes. Subject to the terms of this Section 4.03, the Company has the right, at its election, to redeem all but not part of the Notes at any time, and from time to time, on a Redemption Date for a cash purchase price equal to the relevant Redemption Price.

(B) Redemption Principal Amount. The Redemption Principal Amount for any Note called for Redemption shall be determined as follows:

(i) If called for Redemption before the Shelf Effectiveness Date, the Redemption Principal Amount of such Note shall be equal to an amount that is the greater of (a) the principal amount of such Note and (b) the sum of one-tenth (1/10th) of the product of (y) the Conversion Rate on a given VWAP Trading Day and (z) the Daily VWAP per share of Common Stock on such VWAP Trading Day, for each of the ten (10) consecutive VWAP Trading Days beginning on, and including, the third (3rd) VWAP Trading Day immediately after the relevant Redemption Date.

(ii) If called for Redemption on or after the Shelf Effectiveness Date, the Redemption Principal Amount will be an amount in cash equal to the principal amount of the Note being redeemed.

Notwithstanding the foregoing, at any time prior to 30 days after the Issue Date, the Company may, at its option, upon at least 5 calendar days’ written notice, repurchase from the Holders an aggregate principal amount of the Notes such that the aggregate principal amount of the Notes beneficially owned by the Subscriber after such repurchase is no less than $100 million at a redemption price in cash equal to the principal amount of the Notes so repurchased, plus accrued and unpaid interest, if any, to, but excluding, the date of repurchase. The Trustee shall have no obligation to monitor or enforce the Company’s compliance with the foregoing.

Unless the Company defaults in the payment of the Redemption Price, interest will cease to accrue on the Notes or portions thereof called for Redemption on the applicable Redemption Date.

(C) Redemption Prohibited in Certain Circumstances. If the principal amount of the Notes has been accelerated and such acceleration has not been rescinded on or before the Redemption Date (including as a result of the payment of the related Redemption Price and any related interest pursuant to the proviso to Section 4.03(E), on such Redemption Date), then (i) the Company may not call for Redemption or otherwise redeem any Notes pursuant to this Section 4.03; and (ii) the Company will cause any Notes theretofore surrendered for such Redemption to be returned to the Holders thereof (or, if applicable with respect to Global Notes, cancel any instructions for book-entry transfer to the Company, the Trustee or the Paying Agent of the applicable Book-Entry Interests in such Notes in accordance with the Applicable Procedures).

(D) Redemption Date. The Redemption Date for any Redemption will be a Business Day of the Company’s choosing that is no more than sixty (60), nor less than forty-five (45), Scheduled Trading Days after the Redemption Notice Date for such Redemption.

(E) Redemption Price. The Redemption Price for any Note called for Redemption is an amount in cash equal to the sum of (i) the relevant Redemption Principal Amount (as set forth in clause (B) of this Section 4.03), (ii) the Make-Whole Premium as of the Redemption Date and (iii) accrued and unpaid interest, on such Note to, but excluding, the Redemption Date for such Redemption; provided, however, that if such Redemption Date is after a Regular Record Date and on or before the next Interest Payment Date, then (i) the Holder of such Note at the Close of Business on such Regular Record Date will be entitled, notwithstanding such Redemption, to receive, on or, at the Company’s election, before such Interest Payment Date, the unpaid interest that would have accrued on such Note to, but excluding, such Interest Payment Date (in the case of Global Notes, payable in accordance with the Applicable Procedures) (assuming, solely for these purposes, that such Note remained outstanding through such Interest Payment Date, if such Redemption Date is before such Interest Payment Date); and (ii) the Redemption Price will not include accrued and unpaid interest on such Note to, but excluding, such Redemption Date. For the avoidance of doubt, if an Interest Payment Date is not a Business Day within the meaning of Section 2.05(G) and such Redemption Date occurs on the Business Day immediately after such Interest Payment Date, then (x) accrued and unpaid interest on Notes to, but excluding, such Interest Payment Date will be paid, in accordance with Section 2.05(G), on the next Business Day to Holders as of the Close of Business on the immediately preceding Regular Record Date; and (y) the Redemption Price will include interest on Notes to be redeemed from, and including, such Interest Payment Date to, but excluding, such Redemption Date. Notwithstanding anything to the contrary in this Indenture and the Notes, all interest solely for purposes of this Section 4.03 shall be calculated as if the Company elected Cash Interest consisting exclusively of cash.

(F) Redemption Notice. To call any Notes for Redemption, the Company must (x) send to each Holder of such Notes, the Trustee and the Paying Agent a written notice of such Redemption (a “Redemption Notice”); and (y) substantially contemporaneously therewith, issue a press release through such national newswire service as the Company then uses (or publish the same through such other widely disseminated public medium as the Company then uses, including its website) containing the information set forth in the Redemption Notice.

Such Redemption Notice must state:

(i) that such Notes have been called for Redemption, briefly describing the Company’s Redemption right under this Indenture;

(ii) the Redemption Date for such Redemption;

(iii) the Redemption Price per $1,000 principal amount of Notes for such Redemption (and, if the Redemption Date is after a Regular Record Date and on or before the next Interest Payment Date, the amount, manner and timing of the interest payment payable pursuant to the proviso to Section 4.03(E));

(iv) the name and address of the Paying Agent and the Conversion Agent;

(v) that Notes called for Redemption may be converted at any time before the Close of Business on the Business Day immediately before the Redemption Date (or, if the Company fails to pay the Redemption Price due on such Redemption Date in full, at any time until such time as the Company pays such Redemption Price in full);

(vi) the Conversion Rate in effect on the Redemption Notice Date for such Redemption and a description and quantification of any adjustments to the Conversion Rate that may result from such Redemption; and

(vii) the CUSIP and ISIN numbers, if any, of the Notes called for Redemption.

On or before the Redemption Notice Date, the Company will send a copy of such Redemption Notice to the Trustee, the Paying Agent and the Conversion Agent.

(G) Selection and Conversion of Notes to Be Redeemed in Part. If less than all Notes then outstanding are called for Redemption, then:

(i) the Notes to be redeemed will be selected by the Company as follows: (1) in the case of Global Notes, in accordance with the Applicable Procedures; and (2) in the case of Physical Notes, the Trustee will select the Notes to be redeemed (in an Authorized Denomination) by lot, on a pro rata basis or in such other manner as it shall deem appropriate and fair; and

(ii) if only a portion of a Note is subject to Redemption and such Note is converted in part, then the converted portion of such Note will be deemed to be from the portion of such Note that was subject to Redemption.

(H) Payment of the Redemption Price. Without limiting the Company’s obligation to deposit the Redemption Price by the time proscribed by Section 3.01(B), the Company will cause the Redemption Price for a Note (or portion thereof) subject to Redemption to be paid to the Holder thereof on or before the applicable Redemption Date. For the avoidance of doubt, any interest payable pursuant to the proviso to Section 4.03(E) on any Note (or portion thereof) subject to Redemption must be paid pursuant to such proviso.

Section 4.04. OPTIONAL REDEMPTION FOR CHANGES IN THE TAX LAWS OF THE RELEVANT JURISDICTION.

(A) The Company may redeem the Notes, in whole but not in part (except in respect of Holders that elect otherwise as described below), at the Company’s option (a “Tax Redemption”) at a redemption price equal to the redemption price payable as set forth in Section 4.03(E), plus accrued and unpaid interest, if any, to, but excluding, the date fixed by the Company for redemption (“Tax Redemption Price”) (unless the Tax Redemption Date falls after a Regular Record Date but on or prior to the immediately succeeding Special Interest Payment Date, in which case Special Interest accrued to the Special Interest Payment Date, if any, will be paid to the Holder of record as of the close of business on such Regular Record Date, and the Tax Redemption Price shall be equal to the redemption price payable as set forth in Section 4.03(E)) if on the next date on which any amount would be payable or delivery owed in respect of the Notes (or, in the case of any Additional Amounts with respect to conversion consideration, the next date on which a Holder may exercise its conversion rights), the Company would be required to pay any Additional Amounts, and the Company cannot avoid any such payment obligation by taking reasonable measures available to the Company (provided that changing the Company’s jurisdiction is not, a reasonable measure for purposes of this Section 4.04(A)), as a result of:

(i) any amendment to, or change in, the laws or any regulations or rulings promulgated thereunder of a Relevant Jurisdiction that is not announced before and becomes effective after the date of the Subscription Agreement (or, if the applicable Relevant Jurisdiction became a Relevant Jurisdiction on a date after the date of the Subscription Agreement, such later date); or

(ii) any amendment to, or change in, an official interpretation or application regarding such laws, regulations or rulings, including by virtue of a holding, judgment or order by a court of competent jurisdiction or a change in administrative practice that is not announced before, and becomes effective after the Issue Date (or, if the applicable Relevant Jurisdiction became a Relevant Jurisdiction on a date after the Issue Date, such later date) (any such amendment or change described in clauses (i) or (ii), a “Change in Tax Law”).

(B) Notices of Tax Redemption.

(i) In case the Company exercises its Tax Redemption right pursuant to Section 4.04(A), it shall fix a date for Tax Redemption (each, a “Tax Redemption Date”) and it shall deliver or cause to be delivered a written notice of such Tax Redemption (a “Notice of Tax Redemption”) not less than forty-five (45) nor more than sixty (60) days prior to the Tax Redemption Date to the Trustee, the Paying Agent, the Conversion Agent and each Holder of Notes (the date such notice is delivered, the “Tax Redemption Notice Date”).

The Tax Redemption Date must be a Business Day. Simultaneously with providing a Notice of Tax Redemption, the Company shall publish, or cause to be published, a notice containing the information set forth in such Notice of Tax Redemption on the Company’s website or through such other public medium as the Company may use at that time.

(ii) In the case of Additional Amounts payable with respect to amounts other than potential conversion consideration, the Company will not give any such Notice of Tax Redemption earlier than 90 days prior to the earliest date on which the Company would be obligated to pay Additional Amounts, and, at the time such Notice of Tax Redemption is given, the obligation to pay Additional Amounts must remain in effect.

(iii) The Notice of Tax Redemption, if delivered in the manner herein provided, shall be conclusively presumed to have been duly given, whether or not the Holder receives such notice. In any case, failure to give such Notice of Tax Redemption in the manner herein provided or any defect in the Notice of Tax Redemption to the Holder of any Note designated for Tax Redemption shall not affect the validity of the proceedings for the Tax Redemption of any other Note.

(iv) Each Notice of Tax Redemption shall specify:

(1) the Tax Redemption Date;

(2) the Tax Redemption Price;

(3) the place or places where such Notes are to be surrendered for payment of the Tax Redemption Price;

(4) that on the Tax Redemption Date, the Tax Redemption Price will become due and payable upon each Note to be redeemed, and that the Special Interest thereon, if any, shall cease to accrue on and after the Tax Redemption Date;

(5) that Holders may surrender all or any portion of their Notes for conversion at any time on or after the Tax Redemption Notice Date and prior to the close of business on the second Scheduled Trading Day immediately preceding the Tax Redemption Date;

(6) that Holders have the right to elect not to have their Notes redeemed by delivering to the Trustee written notice to that effect not later than the 15th calendar day prior to the Tax Redemption Date;

(7) that Holders who wish to elect not to have their Notes redeemed must satisfy the requirements set forth in this Indenture;

(8) that, on and after the Tax Redemption Date, Holders who elect not to have their Notes redeemed will not receive any Additional Amounts on any payments with respect to such Notes (whether upon conversion, repurchase, maturity or otherwise), and all subsequent payments with respect to the Notes will be subject to any tax required to be withheld or deducted under the laws of the

Relevant Jurisdiction, provided that a Holder complying with the requirements for conversion described under Section 5.02 before the close of business on the second Scheduled Trading Day immediately preceding the Tax Redemption Date will be deemed to have validly delivered a notice of its election not to have its Notes redeemed, and the Company, will pay Additional Amounts, if any are due, with respect to such Holder’s conversion of its Notes;

(9) the Conversion Rate (including any Additional Shares added thereto for Holders that convert their at any time from, and including, the Tax Redemption Notice Date until the close of business on the second Scheduled Trading Day immediately preceding the related Tax Redemption Date); and

(10) the CUSIP, ISIN, Common Code or other similar numbers, if any, assigned to such Notes.

A Notice of Tax Redemption shall be irrevocable.

(C) Payment of Notes Called for Tax Redemption.

(i) If any Notice of Tax Redemption has been given in respect of the Notes in accordance with Section 4.04(B), the Notes shall become due and payable on the Tax Redemption Date at the place or places stated in the Notice of Tax Redemption and at the applicable Tax Redemption Price. On presentation and surrender of the Notes at the place or places stated in the Notice of Tax Redemption, the Notes shall be paid and redeemed by the Company at the applicable Tax Redemption Price.

(ii) The Company will, subject to Section 4.04, deposit with the Paying Agent (or any other agent appointed for this purpose by the Company), or if the Company is acting as its own Paying Agent, segregate and hold in trust as provided in Section 2.07 on or prior to 10:00 a.m., New York City time, on the Tax Redemption Date an amount of cash in immediately available funds, sufficient to pay the Tax Redemption Price of all of the Notes to be redeemed on such Tax Redemption Date. Subject to receipt of funds by the Paying Agent, payment for the Notes to be redeemed shall be made on the Tax Redemption Date for such Notes. The Paying Agent shall, promptly after such payment and upon written demand by the Company, return to the Company any funds in excess of the Tax Redemption Price.

(D) Restrictions on Tax Redemption. The Company may not redeem any Notes on any date if the principal amount of the Notes has been accelerated in accordance with the terms of this Indenture, and such acceleration has not been rescinded, on or prior to the Tax Redemption Date (except in the case of an acceleration resulting from a Default by the Company in the payment of the Tax Redemption Price with respect to such Notes).

Article 5. CONVERSION

Section 5.01. RIGHT TO CONVERT.

(A) Generally. Subject to the provisions of this Article 5, each Holder may, at its option, convert such Holder’s Notes into Conversion Consideration.

(B) Conversions in Part. Subject to the terms of this Indenture, Notes may be converted in part, but only in Authorized Denominations. Provisions of this Article 5 applying to the conversion of a Note in whole will equally apply to conversions of a permitted portion of a Note.

(C) When Notes May Be Converted.

(i) Generally. A Holder may convert its Notes at any time until the Close of Business on the second (2nd) Scheduled Trading Day immediately before the Maturity Date.

(ii) Limitations and Closed Periods. Notwithstanding anything to the contrary in this Indenture or the Notes:

(1) Notes may be surrendered for conversion only after the Open of Business and before the Close of Business on a day that is a Business Day;

(2) in no event may any Note be converted after the Close of Business on the second (2nd) Scheduled Trading Day immediately before the Maturity Date;

(3) if the Company calls any Note for Redemption pursuant to Section 4.03, then the Holder of such Note may not convert such Note after the Close of Business on the Business Day immediately before the applicable Redemption Date, except to the extent the Company fails to pay the Redemption Price for such Note in accordance with this Indenture;

(4) if a Fundamental Change Repurchase Notice is validly delivered pursuant to Section 4.02(F) with respect to any Note, then such Note may not be converted, except to the extent (a) such notice is withdrawn in accordance with Section 4.02(F); or (b) the Company fails to pay the Fundamental Change Repurchase Price for such Note in accordance with this Indenture; and

(5) Physical Notes may not be converted within ten (10) Business Days prior to a mandatory exchange of Physical Notes for Global Notes.

Section 5.02. CONVERSION PROCEDURES.

(A) Generally.

(i) Global Notes. To convert a Book-Entry Interest in a Global Note, the owner of such Book-Entry Interest must (1) comply with the Applicable Procedures for converting such Book-Entry Interest (at which time such conversion will become irrevocable); and (2) pay any amounts due pursuant to Section 5.02(D).

(ii) Physical Notes. To convert all or a portion of a Physical Note, the Holder of such Note must (1) complete, manually sign and deliver to the Conversion Agent the notice of conversion attached to such Physical Note or a facsimile of such notice of conversion; (2) deliver such Physical Note to the Conversion Agent (at which time such conversion will become irrevocable); (3) furnish any endorsements and transfer documents that the Company or the Conversion Agent may require; and (4) pay any amounts due pursuant to Section 5.02(D) (a notice pursuant to the Applicable Procedures as set forth in (A) or a notice of conversion attached to a Physical Note as set forth in this (A), a “Notice of Conversion”).

(B) Effect of Converting a Note. At the Close of Business on the Conversion Date for a Note (or any portion thereof) to be converted, such Note (or such portion) will (unless there occurs a Default in the delivery of the Conversion Consideration or interest due, pursuant to Section 5.03(B) or 5.02(D), upon such conversion) be deemed to cease to be outstanding (and, for the avoidance of doubt, no Person will be deemed to be a Holder of such Note (or such portion thereof) as of the Close of Business on such Conversion Date), except to the extent provided in Section 5.02(D).

(C) Holder of Record of Conversion Shares. The Person in whose name any share of Common Stock is issuable upon conversion of any Note will be deemed to become the holder of record of such share as of the Close of Business on the Conversion Date for such conversion.

(D) Interest Payable upon Conversion in Certain Circumstances. If the Conversion Date of a Note is after a Regular Record Date and before the next Interest Payment Date, then (i) the Holder of such Note at the Close of Business on such Regular Record Date will be entitled, notwithstanding such conversion (and, for the avoidance of doubt, notwithstanding anything set forth in the proviso to this sentence), to receive, on or, at the Company’s election, before such Interest Payment Date, the unpaid interest that would have accrued on such Note to, but excluding, such Interest Payment Date (assuming, solely for these purposes, that such Note remained outstanding through such Interest Payment Date); and (ii) the Holder surrendering such Note for conversion must deliver to the Conversion Agent, at the time of such surrender, an amount of cash equal to the amount of such interest referred to in clause (i) above; provided, however, that the Holder surrendering such Note for conversion need not deliver such cash (w) if the Company has specified a Redemption Date that is after such Regular Record Date and on or before the Business Day immediately after such Interest Payment Date; (w) if such Conversion Date occurs after the Regular Record Date immediately before the Maturity Date; (x) [Reserved]; (y) if the Company has specified a Fundamental Change Repurchase Date that is after such Regular Record Date and on or before the Business Day immediately after such Interest Payment Date; or (z) to the extent of any overdue interest or interest that has accrued on any overdue interest. For the avoidance of doubt, as a result of, and without limiting the generality of, the foregoing, if a Note is converted with a Conversion Date that is after the Regular Record Date immediately before the Maturity Date, any Redemption Date described in clause (w) above and any Fundamental Change Repurchase Date described in clause (y) above, then the Company will pay, as provided above, the interest that would have accrued on such Note to, but excluding, the Maturity Date or other applicable Interest Payment Date to Holders as of the Close of Business on the Regular Record

Date immediately before the Maturity Date. For the avoidance of doubt, if the Conversion Date of a Note to be converted is on an Interest Payment Date, then the Holder of such Note at the Close of Business on the Regular Record Date immediately before such Interest Payment Date will be entitled to receive, on such Interest Payment Date, the unpaid interest that has accrued on such Note to, but excluding, such Interest Payment Date, and such Note, when surrendered for conversion, need not be accompanied by any cash amount pursuant to the first sentence of this Section 5.02(D).

(E) Taxes and Duties. If a Holder converts a Note, the Company will pay any documentary, stamp or similar issue or transfer tax or duty due on the issue of any shares of Common Stock upon such conversion; provided, however, that if any tax or duty is due because such Holder requested such shares to be registered in a name other than such Holder’s name, then such Holder will pay such tax or duty.

(F) Conversion Agent to Notify Company of Conversions. If any Note is submitted for conversion to the Conversion Agent or the Conversion Agent receives any written notice of conversion with respect to a Note, then the Conversion Agent will promptly (and, in any event, no later than the Business Day following the date the Conversion Agent receives such Note or notice) notify the Company and the Trustee of such occurrence, together with any other information reasonably requested by the Company, and will cooperate with the Company to determine the Conversion Date for such Note.

Section 5.03. SETTLEMENT UPON CONVERSION.

(A) [Reserved.]

(B) Conversion Consideration.

(i) Generally. Subject to Section 5.03(B)(ii) and Section 5.03(B)(iii), the type and amount of consideration (the “Conversion Consideration”) due in respect of each $1,000 principal amount of a Note to be converted will be a number of shares of Common Stock equal to the Conversion Rate in effect on the Conversion Date for such conversion.

(ii) Cash in Lieu of Fractional Shares. If the number of shares of Common Stock deliverable pursuant to Section 5.03(B)(i) upon conversion of any Note is not a whole number, then such number will be rounded down to the nearest whole number and the Company will deliver, in addition to the other consideration due upon such conversion, cash in lieu of the related fractional share (“Fractional Common Stock”) in an amount equal to the product of (1) such fraction and (2) the Last Reported Sale Price per share of Common Stock on the Conversion Date for such conversion (or, if such Conversion Date is not a Trading Day, the immediately preceding Trading Day).

(iii) Conversion of Multiple Notes by a Single Holder. If a Holder converts more than one (1) Note on a single Conversion Date, then the Conversion Consideration due in respect of such conversion will (in the case of any Global Note, to the extent permitted by, and practicable under, the Applicable Procedures) be computed based on the total principal amount of Notes converted on such Conversion Date by such Holder.

(C) Delivery of the Conversion Consideration. Except as set forth in Sections 5.05(C) and 5.09, the Company will deliver the Conversion Consideration due upon the conversion of any Note to the Holder on the second (2nd) Business Day immediately after the Conversion Date for such conversion; provided, however, that if a Note is converted with a Conversion Date that is after the Regular Record Date immediately before the Maturity Date, then, solely for purposes of such conversion, (x) the Company will deliver the Conversion Consideration due upon such conversion on the Maturity Date (or, if the Maturity Date is not a Business Day, the next Business Day); and (y) the Conversion Date will instead be deemed to be the second (2nd) Business Day immediately before the Maturity Date.

(D) Deemed Payment of Principal and Interest; Settlement of Accrued Interest Notwithstanding Conversion. If a Holder converts a Note, then the Company will not adjust the Conversion Rate to account for any accrued and unpaid interest on such Note, and, except as provided in Section 5.02(D), the Company’s delivery of the Conversion Consideration due in respect of such conversion will be deemed to fully satisfy and discharge the Company’s obligation to pay the principal of, and accrued and unpaid interest, if any, on, such Note to, but excluding the Conversion Date. As a result, except as provided in Section 5.02(D), any accrued and unpaid interest on a converted Note will be deemed to be paid in full rather than cancelled, extinguished or forfeited.

Section 5.04. COMMON STOCK TO BE FULLY PAID.

The Company shall provide, free from preemptive rights, out of its authorized but unissued shares of Common Stock or Common Stock held in treasury, sufficient shares of Common Stock to provide for conversion of the Notes from time to time as such Notes are presented for conversion. Each Conversion Share delivered upon conversion of any Note will be duly and validly issued, fully paid, non-assessable and free of any lien or adverse claim (except to the extent of any lien or adverse claim created by the action or inaction of the Holder of such Note or the Person to whom such Conversion Share will be delivered). If the Common Stock is then listed on any securities exchange, or quoted on any inter-dealer quotation system, then the Company will cause each Conversion Share, when delivered upon conversion of any Note to be admitted for listing on such exchange or quotation on such system.

Section 5.05. ADJUSTMENTS TO THE CONVERSION RATE.

(A) Events Requiring an Adjustment to the Conversion Rate. The Conversion Rate will be adjusted from time to time as follows:

(i) Stock Dividends, Splits and Combinations. If the Company issues solely shares of Common Stock as a dividend or distribution on all or substantially all shares of Common Stock, or if the Company effects a stock or share split or a stock or share combination of the Common Stock (in each case excluding an issuance solely pursuant to a Common Stock Change Event, as to which Section 5.09 will apply), then the Conversion Rate will be adjusted based on the following formula:

where:

CR0	=	the Conversion Rate in effect immediately before the Open of Business on the Ex-Dividend Date for such dividend or distribution, or immediately before the Open of Business on the effective date of such stock split or stock combination, as applicable;

CR1	=	the Conversion Rate in effect immediately after the Open of Business on such Ex-Dividend Date or effective date, as applicable;

OS0	=	the number of shares of Common Stock outstanding immediately before the Open of Business on such Ex-Dividend Date or effective date, as applicable, without giving effect to such dividend, distribution, stock split or stock combination; and

OS1	=	the number of shares of Common Stock outstanding immediately after giving effect to such dividend, distribution, stock split or stock combination.

If any dividend, distribution, stock split or stock combination of the type described in this Section 5.05(A)(i) is declared or announced, but not so paid or made, then the Conversion Rate will be readjusted, effective as of the date the Board of Directors determines not to pay such dividend or distribution or to effect such stock split or stock combination, to the Conversion Rate that would then be in effect had such dividend, distribution, stock split or stock combination not been declared or announced.

(ii) Rights, Options and Warrants. If the Company distributes, to all or substantially all holders of Common Stock, rights, options or warrants (other than rights issued or otherwise distributed pursuant to a stockholder rights plan, as to which Sections 5.05(A)(iii)(1) and 5.05(F) will apply) entitling such holders, for a period of not more than sixty (60) calendar days after the record date of such distribution, to subscribe for or purchase Common Stock at a price per share that is less than the average of the Last Reported Sale Prices per share of Common Stock for the ten (10) consecutive Trading Days ending on, and including, the Trading Day immediately before the date such distribution is announced, then the Conversion Rate will be increased based on the following formula:

where:

CR0	=	the Conversion Rate in effect immediately before the Open of Business on the Ex-Dividend Date for such distribution;

CR1	=	the Conversion Rate in effect immediately after the Open of Business on such Ex-Dividend Date;

OS	=	the number of shares of Common Stock outstanding immediately before the Open of Business on such Ex-Dividend Date;

X	=	the total number of shares of Common Stock issuable pursuant to such rights, options or warrants; and

Y	=	a number of shares of Common Stock obtained by dividing (x) the aggregate price payable to exercise such rights, options or warrants by (y) the average of the Last Reported Sale Prices per share of Common Stock for the ten (10) consecutive Trading Days ending on, and including, the Trading Day immediately before the date such distribution is announced.

To the extent such rights, options or warrants are not so distributed, the Conversion Rate will be readjusted to the Conversion Rate that would then be in effect had the increase to the Conversion Rate for such distribution been made on the basis of only the rights, options or warrants, if any, actually distributed. In addition, to the extent that shares of Common Stock are not delivered after the expiration of such rights, options or warrants (including as a result of such rights, options or warrants not being exercised), the Conversion Rate will be readjusted to the Conversion Rate that would then be in effect had the increase to the Conversion Rate for such distribution been made on the basis of delivery of only the number of shares of Common Stock actually delivered upon exercise of such rights, option or warrants.

For purposes of this Section 5.05(A)(ii) in determining whether any rights, options or warrants entitle holders of Common Stock to subscribe for or purchase shares of Common Stock at a price per share that is less than the average of the Last Reported Sale Prices per share of Common Stock for the ten (10) consecutive Trading Days ending on, and including, the Trading Day immediately before the date the distribution of such rights, options or warrants is announced, and in determining the aggregate price payable to exercise such rights, options or warrants, there will be taken into account any consideration the Company receives for such rights, options or warrants and any amount payable on exercise thereof, with the value of such consideration, if not cash, to be determined by the Board of Directors.

(iii) Spin-Offs and Other Distributed Property.

(1) Distributions Other than Spin-Offs. If the Company distributes shares of its Capital Stock, evidences of its indebtedness or other assets or property of the Company, or rights, options or warrants to acquire Capital Stock of the Company or other securities, to all or substantially all holders of the Common Stock, excluding:

(u) dividends, distributions, rights, options or warrants for which an adjustment to the Conversion Rate is required pursuant to Section 5.05(A)(i) or 5.05(A)(ii);

(v) dividends or distributions paid exclusively in cash for which an adjustment to the Conversion Rate is required pursuant to Section 5.05(A)(iv);

(w) rights issued or otherwise distributed pursuant to a stockholder or shareholder rights plan, except to the extent provided in Section 5.05(F);

(x) Spin-Offs for which an adjustment to the Conversion Rate is required pursuant to Section 5.05(A)(iii)(2);

(y) a distribution solely pursuant to a tender offer or exchange offer for Common Stock, as to which Section 5.05(A)(v) will apply; and

(z) a distribution solely pursuant to a Common Stock Change Event, as to which Section 5.09 will apply,

then the Conversion Rate will be increased based on the following formula:

where:

CR0	=	the Conversion Rate in effect immediately before the Open of Business on the Ex-Dividend Date for such distribution;

CR1	=	the Conversion Rate in effect immediately after the Open of Business on such Ex-Dividend Date;

SP	=	the average of the Last Reported Sale Prices per share of Common Stock for the ten (10) consecutive Trading Days ending on, and including, the Trading Day immediately before such Ex-Dividend Date; and

FMV	=	the fair market value (as determined by the Board of Directors), as of such Ex-Dividend Date, of the shares of Capital Stock, evidences of indebtedness, assets, property, rights, options or warrants distributed per share of Common Stock pursuant to such distribution;

provided, however, that if FMV is equal to or greater than SP, then, in lieu of the foregoing adjustment to the Conversion Rate, each Holder will receive, for each $1,000 principal amount of Notes held by such Holder on the record date for such distribution, at the same time and on the same terms as holders of Common Stock, the amount and kind of shares of Capital Stock, evidences of indebtedness, assets, property, rights, options or warrants that such Holder would have received if such

Holder had owned, on such record date, a number of shares of Common Stock equal to the Conversion Rate in effect on such record date.

To the extent such distribution is not so paid or made, the Conversion Rate will be readjusted to the Conversion Rate that would then be in effect had the adjustment been made on the basis of only the distribution, if any, actually made or paid.

(2) Spin-Offs. If the Company distributes or dividends shares of Capital Stock of any class or series, or similar equity interests, of or relating to an Affiliate, a Subsidiary or other business unit of the Company to all or substantially all holders of the Common Stock (other than solely pursuant to (x) a Common Stock Change Event, as to which Section 5.09 will apply; or (y) a tender offer or exchange offer for Common Stock, as to which Section 5.05(A)(v) will apply), and such Capital Stock or equity interests are listed or quoted (or will be listed or quoted upon the consummation of the transaction) on a U.S. national securities exchange (a “Spin-Off”), then the Conversion Rate will be increased based on the following formula:

where:

CR0	=	the Conversion Rate in effect immediately before the Close of Business on the last Trading Day of the Spin-Off Valuation Period for such Spin-Off;

CR1	=	the Conversion Rate in effect immediately after the Close of Business on the last Trading Day of the Spin-Off Valuation Period;

FMV	=	the product of (x) the average of the Last Reported Sale Prices per share or unit of the Capital Stock or equity interests distributed in such Spin-Off over the ten (10) consecutive Trading Day period (the “Spin-Off Valuation Period”) beginning on, and including, the Ex-Dividend Date for such Spin-Off (such average to be determined as if references to Common Stock in the definitions of Last Reported Sale Price, Trading Day and Market Disruption Event were instead references to such Capital Stock or equity interests); and (y) the number of shares or units of such Capital Stock or equity interests distributed per share of Common Stock in such Spin-Off; and

SP	=	the average of the Last Reported Sale Prices per share of Common Stock for each Trading Day in the Spin-Off Valuation Period.

Notwithstanding anything to the contrary in this Section 5.05(A)(iii)(2), if the Conversion Date for a Note to be converted occurs during the Spin-Off Valuation Period for such Spin-Off, then, solely for purposes of determining the Conversion Consideration for such conversion, such Spin-Off Valuation Period will be deemed to consist of the Trading Days occurring in the period from, and including, the Ex-Dividend Date for such Spin-Off to, and including, such Conversion Date.

To the extent any dividend or distribution of the type set forth in this Section 5.05(A)(iii)(2) is declared but not made or paid, the Conversion Rate will be readjusted to the Conversion Rate that would then be in effect had the adjustment been made on the basis of only the dividend or distribution, if any, actually made or paid.

(iv) Cash Dividends or Distributions. If any cash dividend or distribution is made to all or substantially all holders of shares of Common Stock, then the Conversion Rate will be increased based on the following formula:

where:

CR0	=	the Conversion Rate in effect immediately before the Open of Business on the Ex-Dividend Date for such dividend or distribution;

CR1	=	the Conversion Rate in effect immediately after the Open of Business on such Ex-Dividend Date;

SP	=	the Last Reported Sale Price per share of Common Stock on the Trading Day immediately before such Ex-Dividend Date; and

D	=	the cash amount distributed per share of Common Stock in such dividend or distribution;

provided, however, that if D is equal to or greater than SP, then, in lieu of the foregoing adjustment to the Conversion Rate, each Holder will receive, for each $1,000 principal amount of Notes held by such Holder on the record date for such dividend or distribution, at the same time and on the same terms as holders of Common Stock, the amount of cash that such Holder would have received if such Holder had owned, on such record date, a number of shares of Common Stock equal to the Conversion Rate in effect on such record date.

To the extent such dividend or distribution is declared but not made or paid, the Conversion Rate will be readjusted to the Conversion Rate that would then be in effect had the adjustment been made on the basis of only the dividend or distribution, if any, actually made or paid.

(v) Tender Offers or Exchange Offers. If the Company or any of its Subsidiaries makes a payment in respect of a tender offer or exchange offer for Common Stock (other than solely pursuant to an odd-lot tender offer pursuant to Rule 13e-4(h)(5) under the Exchange Act), and the value (determined as of the Expiration Time by the Board of Directors) of the cash and other consideration paid per share of Common Stock in such tender or exchange offer exceeds the Last Reported Sale Price per share of Common Stock on the Trading Day immediately after the last date (the “Expiration Date”) on which tenders or exchanges may be made pursuant to such tender or exchange offer (as it may be amended), then the Conversion Rate will be increased based on the following formula:

where:

CR0	=	the Conversion Rate in effect immediately before the Close of Business on the last Trading Day of the Tender/Exchange Offer Valuation Period for such tender or exchange offer;

CR1	=	the Conversion Rate in effect immediately after the Close of Business on the last Trading Day of the Tender/Exchange Offer Valuation Period;

AC	=	the aggregate value (determined as of the time (the “Expiration Time”) such tender or exchange offer expires by the Board of Directors) of all cash and other consideration paid for Common Stock purchased or exchanged in such tender or exchange offer;

OS0	=	the number of shares of Common Stock outstanding immediately before the Expiration Time (including all shares of Common Stock accepted for purchase or exchange in such tender or exchange offer);

OS1	=	the number of shares of Common Stock outstanding immediately after the Expiration Time (excluding all shares of Common Stock accepted for purchase or exchange in such tender or exchange offer); and

SP	=	the average of the Last Reported Sale Prices per share of Common Stock over the ten (10) consecutive Trading Day period (the “Tender/Exchange Offer Valuation Period”) beginning on, and including, the Trading Day immediately after the Expiration Date;

provided, however, that the Conversion Rate will in no event be adjusted down pursuant to this Section 5.05(A)(v), except to the extent provided in the immediately following paragraph. Notwithstanding anything to the contrary in this Section 5.05(A)(v), if the Conversion Date for a Note to be converted occurs during the Tender/Exchange Offer Valuation Period for such tender or exchange offer, then, solely for purposes of determining the Conversion Consideration for such conversion, such Tender/Exchange Offer Valuation Period will be deemed to consist of the Trading Days occurring in the period from, and including, the Trading Day immediately after the Expiration Date to, and including, such Conversion Date.

To the extent such tender or exchange offer is announced but not consummated (including as a result of the Company being precluded from consummating such tender or exchange offer under applicable law), or any purchases or exchanges of Common Stock in such tender or exchange offer are rescinded, the Conversion Rate will be readjusted to the Conversion Rate that would then be in effect had the adjustment been made on the basis of only the purchases or exchanges of Common Stock, if any, actually made, and not rescinded, in such tender or exchange offer.

(vi) Future Issuances. In the event the sum of (a) cash proceeds received by the Company from the private placement of Capital Stock (including Preferred Stock) or Indebtedness convertible into Capital Stock to parties other than Subscriber, and (b) the aggregate cash held in trust from the Company’s initial public offering, is at least $75 million as of the consummation of the SPAC Transactions, then:

at any time prior to the second-year anniversary of the Issue Date, in the event the Company issues Capital Stock (including Preferred Stock) or Indebtedness convertible into Capital Stock following the Issue Date with a weighted average issue price (or conversion price) per share in any such transaction (or series of related transactions) lower than the then-current Conversion Price, then the Conversion Price shall be adjusted downward to 115% of such average price per share of such transaction (or series of related transactions), subject to a minimum Conversion Price of $8.00 per share of Common Stock (subject to proportionate adjustment for stock or share dividends, stock or share splits or stock or share combinations with respect to the Common Stock), provided that there shall be no adjustment if 115% of such average price per share of such transaction is equal to or greater than the then applicable Conversion Price;

otherwise,

at any time prior to the Maturity Date, in the event the Company issues Capital Stock (including Preferred Stock) or Indebtedness convertible into Capital Stock following the Issue Date with a weighted average issue price (or conversion price) per share in any such transaction (or series of related transactions) lower than the then-current Conversion Price, then the Conversion Price shall be adjusted downward to 115% of such average price per share of such transaction (or series of related transactions), subject to a minimum Conversion Price of $6.00 per share of Common Stock (subject to proportionate adjustment for stock or share dividends, stock or share splits or stock or share combinations with respect to the Common Stock), provided that there shall be no adjustment if 115% of such average price per share of such transaction is equal to or greater than the then applicable Conversion Price;

provided, further, however, that in each case above there shall be no adjustment to the Conversion Price whatsoever resulting from the first $50 million of aggregate gross proceeds raised from the issuance in one or more offerings of Capital Stock (including Preferred Stock) or Indebtedness convertible into Capital Stock following the Issue Date.

Notwithstanding anything in this Section 5.05(A)(vi) to the contrary, the rights and obligations of the Company contained in this Section 5.05(A)(vi) shall not apply in connection with the issuance of any of the following:

(1) securities issued pursuant to stock splits, stock dividends or similar transactions;

(2) securities issuable upon conversion, exchange or exercise of convertible, exchangeable or exercisable securities outstanding as of the Issue Date (as set forth in the Subscription Agreement);

(3) [Common Stock (or options therefor) issued or issuable to employees, consultants, officers or directors of the Company pursuant to equity incentive plans or agreements approved by the Board of Directors;]2

(4) securities issued or issuable to financial institutions, equipment lessors, brokers or similar persons in connection with commercial credit arrangements, equipment financings, commercial property lease transactions or similar transactions that are primarily for purposes other than raising capital;

(5) additional shares of Common Stock issuable to investors in the PIPE Transactions (as defined in the Subscription Agreement) pursuant to the adjustment provisions of the subscription agreements entered into in connection with the PIPE Transactions so long as the PIPE Adjustment (as set forth in the Subscription Agreement) has been consummated; and

(6) securities issued or issuable to an entity as a component of any business relationship with such entity primarily for the purpose of (A) joint venture, technology licensing or development activities, (B) distribution, supply or manufacture of the Company’s products or services or (C) any other arrangements involving corporate partners, in each case, that are primarily for purposes other than raising capital and the terms of which business relationship with such entity are approved by the Board of Directors.

(B) No Adjustments in Certain Cases.

(i) Where Holders Participate in the Transaction or Event Without Conversion. Notwithstanding anything to the contrary in Section 5.05(A), the Company will not be obligated to adjust the Conversion Rate on account of a transaction or other event otherwise requiring an adjustment pursuant to Section 5.05(A) (other than a stock or share split or combination of the type set forth in Section 5.05(A)(i) or a tender or exchange offer of the type set forth in Section 5.05(A)(v)) if each Holder participates, at the same time and on the same terms as holders of Common Stock, and solely by virtue of being a Holder of Notes, in such transaction or event without having to convert such Holder’s Notes and as if such Holder held a number of shares of Common Stock equal to the product of (i) the Conversion Rate in effect on the related record date; and (ii) the aggregate principal amount (expressed in thousands) of Notes held by such Holder on such date.

[2]	NTD: TBD, based on exhibit being prepared.

(ii) Certain Events. The Company will not be required to adjust the Conversion Rate except as provided in Section 5.05. Without limiting the foregoing, the Company will not be obligated to adjust the Conversion Rate on account of:

(1) except as otherwise provided in Section 5.05, the sale of Common Stock for a purchase price that is less than the market price per share of Common Stock or less than the Conversion Price;

(2) the issuance of any shares of Common Stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on the Company’s securities and the investment of additional optional amounts in shares of Common Stock under any such plan;

(3) the issuance of any shares of Common Stock or options or rights to purchase Common Stock pursuant to any present or future employee, director or consultant benefit plan or program of, or assumed by, the Company or any of its Subsidiaries;

(4) the issuance of any shares of Common Stock pursuant to any option, warrant, right or convertible or exchangeable security of the Company outstanding as of the Issue Date;

(5) solely a change in the par value of the Common Stock; or

(6) accrued and unpaid interest, if any, on the Notes.

(C) [Reserved.]

(D) Adjustments Not Yet Effective. Notwithstanding anything to the contrary in this Indenture or the Notes, if:

(i) a Note is to be converted;

(ii) the record date, effective date or Expiration Time for any event that requires an adjustment to the Conversion Rate pursuant to Section 5.05(A) has occurred on or before the Conversion Date for such conversion, but an adjustment to the Conversion Rate for such event has not yet become effective as of such Conversion Date;

(iii) the Conversion Consideration due upon such conversion includes any whole share of Common Stock; and

(iv) such shares are not entitled to participate in such event (because they were not held on the related record date or otherwise),

then, solely for purposes of such conversion, the Company will, without duplication, give effect to such adjustment on such Conversion Date. In such case, if the date on which the Company is otherwise required to deliver the consideration due upon such conversion is before the first date on which the amount of such adjustment can be determined, then the Company will delay the settlement of such conversion until the second (2nd) Business Day after such first date.

(E) Conversion Rate Adjustments where Converting Holders Participate in the Relevant Transaction or Event. Notwithstanding anything to the contrary in this Indenture or the Notes, if:

(i) a Conversion Rate adjustment for any dividend or distribution becomes effective on any Ex-Dividend Date pursuant to Section 5.05(A);

(ii) a Note is to be converted;

(iii) the Conversion Date for such conversion occurs on or after such Ex-Dividend Date and on or before the related record date;

(iv) the Conversion Consideration due upon such conversion includes any whole shares of Common Stock; and

(v) such shares would be entitled to participate in such dividend or distribution (including pursuant to Section 5.02(C)),

then (x) such Conversion Rate adjustment will not be given effect for such conversion; (y) the shares of Common Stock issuable upon such conversion based on such unadjusted Conversion Rate will not be entitled to participate in such dividend or distribution; and (z) there will be added, to the Conversion Consideration otherwise due upon such conversion, the same kind and amount of consideration that would have been delivered in such dividend or distribution with respect to such shares of Common Stock had such shares been entitled to participate in such dividend or distribution.

(F) Stockholder or Shareholder Rights Plans. If any shares of Common Stock are to be issued upon conversion of any Note and, at the time of such conversion, the Company has in effect any stockholder or shareholder rights plan, then the Holder of such Note will be entitled to receive, in addition to, and concurrently with the delivery of, the Conversion Consideration otherwise payable under this Indenture upon such conversion, the rights set forth in such stockholder or shareholder rights plan, unless such rights have separated from the shares of Common Stock at such time, in which case, and only in such case, the Conversion Rate will be adjusted pursuant to Section 5.05(A)(iii)(1) on account of such separation as if, at the time of such separation, the Company had made a distribution of the type referred to in such Section to all holders of the Common Stock, subject to potential readjustment in accordance with the last paragraph of Section 5.05(A)(iii)(1).

(G) Limitation on Effecting Transactions Resulting in Certain Adjustments. The Company will not engage in or be a party to any transaction or event that would require the Conversion Rate to be adjusted pursuant to Section 5.05(A) to an amount that would result in the Conversion Price per share of Common Stock being less than the par value per share of Common Stock.

(H) Equitable Adjustments to Prices. Whenever any provision of this Indenture requires the Company to calculate the average of the Last Reported Sale Prices, or any function thereof, over a period of multiple days (including to calculate an adjustment to the Conversion Rate), the Company will make proportionate adjustments, if any, to such calculations to account for any adjustment to the Conversion Rate pursuant to Section 5.05(A)(i) that becomes effective, or any event requiring such an adjustment to the Conversion Rate where the Ex-Dividend Date or effective date, as applicable, of such event occurs, at any time during such period.

(I) Calculation of Number of Outstanding Shares of Common Stock. For purposes of Section 5.05(A), the number of shares of Common Stock outstanding at any time will (i) include shares issuable in respect of scrip certificates issued in lieu of fractions of Common Stock; and (ii) exclude Common Stock held in the Company’s treasury (unless the Company pays any dividend or makes any distribution on Common Stock held in its treasury).

(J) Calculations. All calculations with respect to the Conversion Rate and adjustments thereto will be made by the Company and will be made to the nearest 1/10,000th of a share of Common Stock (with 5/100,000ths rounded upward).

(K) Notice of Conversion Rate Adjustments. Upon the effectiveness of any adjustment to the Conversion Rate pursuant to Section 5.05(A), the Company will promptly send written notice to the Holders, the Trustee and the Conversion Agent containing (i) a brief description of the transaction or other event on account of which such adjustment was made; (ii) the Conversion Rate in effect immediately after such adjustment; and (iii) the effective time of such adjustment.

Section 5.06. [RESERVED.]

Section 5.07. [RESERVED.]

Section 5.08. [RESERVED.]

Section 5.09. EFFECT OF COMMON STOCK CHANGE EVENT.

(A) Generally. If there occurs any:

(i) recapitalization, reclassification or change of the Common Stock (other than (x) changes solely resulting from a subdivision or combination of the Common Stock, (y) a change only in par value or from par value to no par value or no par value to par value and (z) stock or share splits and stock or share combinations that do not involve the issuance of any other series or class of securities);

(ii) consolidation, merger, combination or binding or statutory share exchange involving the Company;

(iii) sale, lease or other transfer of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, to any Person; or

(iv) other similar event,

and, as a result of which, the Common Stock is converted into, or is exchanged for, or represents solely the right to receive, other securities, cash or other property, or any combination of the foregoing (such an event, a “Common Stock Change Event,” and such other securities, cash or property, the “Reference Property,” and the amount and kind of Reference Property that a holder of one (1) share of Common Stock would be entitled to receive on account of such Common Stock Change Event (without giving effect to any arrangement not to issue or deliver a fractional portion of any security or other property), a “Reference Property Unit”), then, notwithstanding anything to the contrary in this Indenture or the Notes,

(1) from and after the effective time of such Common Stock Change Event, (I) the Conversion Consideration due upon conversion of any Note will be determined in the same manner as if each reference to any number of shares of Common Stock in this Article 5 (or in any related definitions) were instead a reference to the same number of Reference Property Units; (II) for purposes of Section 4.03, each reference to any number of shares of Common Stock in such Section (or in any related definitions) will instead be deemed to be a reference to the same number of Reference Property Units; and (III) for purposes of the definition of “Fundamental Change,” references to “Common Stock” and the Company’s “common equity” will be deemed to refer to the common equity, if any, forming part of such Reference Property;

(2) if such Reference Property Unit consists entirely of cash, then the Company will pay the cash due in respect of all conversions whose Conversion Date occurs on or after the effective date of such Common Stock Change Event no later than the second (2nd) Business Day after the relevant Conversion Date; and

(3) for these purposes, (I) the Daily VWAP of any Reference Property Unit or portion thereof that consists of a class of common equity securities will be determined by reference to the definition of “Daily VWAP,” substituting, if applicable, the Bloomberg page for such class of securities in such definition; and (II) the Daily VWAP of any Reference Property Unit or portion thereof that does not consist of a class of common equity securities, and the Last Reported Sale Price of any Reference Property Unit or portion thereof that does not consist of a class of securities will be the fair value of such Reference Property Unit or portion thereof, as applicable, determined in good faith by the Company (or, in the case of cash denominated in U.S. dollars, the face amount thereof).

If the Reference Property consists of more than a single type of consideration to be determined based in part upon any form of stockholder or shareholder election, then the composition of the Reference Property Unit will be deemed to be the weighted average of the types and amounts of consideration actually received, per share of Common Stock, by the holders of Common Stock. The Company will notify Holders, the Trustee and the Conversion Agent (if other than the Trustee) of such weighted average as soon as practicable after such determination is made.

At or before the effective time of such Common Stock Change Event, the Company and the resulting, surviving or transferee Person (if not the Company) of such Common Stock Change Event (the “Successor Person”) will execute and deliver to the Trustee a supplemental indenture pursuant to Section 8.01(F), which supplemental indenture will (x) provide for subsequent conversions of Notes in the manner set forth in this Section 5.09; (y) provide for subsequent adjustments to the Conversion Rate pursuant to Section 5.05(A) in a manner consistent with this Section 5.09; and (z) contain such other provisions, if any, that the Company reasonably determines are appropriate to preserve the economic interests of the Holders and to give effect to the provisions of this Section 5.09(A). If the Reference Property includes shares, shares of stock or other securities or assets (other than cash) of a Person other than the Successor Person, then such other Person will also execute such supplemental indenture and such supplemental indenture will contain such additional provisions, if any, that the Company reasonably determines are appropriate to preserve the economic interests of the Holders.

(B) Notice of Common Stock Change Events. The Company will provide notice of each Common Stock Change Event to Holders, the Trustee and the Conversion Agent no later than the effective date of such Common Stock Change Event.

(C) Compliance Covenant. The Company will not become a party to any Common Stock Change Event unless its terms are consistent with this Section 5.09.

Section 5.10. RESPONSIBILITY OF TRUSTEE AND CONVERSION AGENT

The Trustee and Conversion Agent shall not at any time be under any duty or responsibility to any Holder to determine the Conversion Rate (or any adjustment thereto) or whether any facts exist that may require any adjustment (including any increase) of the Conversion Rate, or with respect to the nature or extent or calculation of any such adjustment when made, or with respect to the method employed, or herein or in any supplemental indenture provided to be employed, in making the same. The Trustee and Conversion Agent shall not be accountable with respect to the validity or value (or the kind or amount) of any shares of Common Stock, or of any securities, property or cash that may at any time be issued or delivered upon the conversion of any Note; and the Trustee and Conversion Agent make no representations with respect thereto. Neither the Trustee nor any Conversion Agent shall be responsible for any failure of the Company to issue, transfer or deliver any shares of Common Stock or stock or share certificates or other securities or property or cash upon the surrender of any Note for the purpose of conversion or to comply with any of the duties, responsibilities or covenants of the Company contained in this Article. Without limiting the generality of the foregoing, neither the Trustee nor any Conversion Agent shall be under any responsibility to (a) determine whether a supplemental indenture needs to be entered into or (b) determine the correctness of any provisions contained in any supplemental indenture entered into pursuant to Section 5.09 relating either to the kind or amount of shares of stock or shares or securities or property (including cash) receivable by Holders upon the conversion of their Notes after any event referred to in such Section 5.09 or to any adjustment to be made with respect thereto, but, subject to the provisions of Section 11.01, may accept (without any independent investigation) as conclusive evidence of the correctness of any such provisions, and shall be protected in relying upon, the Officer’s Certificate (which the Company will be obligated to deliver to the Trustee and the Conversion Agent prior to the execution of any such supplemental indenture) with respect thereto. Neither the Trustee nor the Conversion Agent shall be responsible for determining whether any event contemplated by Section 5.01 has occurred that makes the Notes eligible for conversion or no longer eligible therefor until the Company has delivered to the Trustee and the Conversion Agent the notices referred to in Section 5.01 with respect to the commencement or termination of such conversion rights, on which notices the Trustee and the Conversion Agent may conclusively rely.

Article 6. SUCCESSORS

Section 6.01. WHEN THE COMPANY OR GUARANTORS MAY MERGE, ETC.

(A) Generally. The Company will not consolidate with or merge with or into, or (directly, or indirectly through one or more of its Subsidiaries) sell, lease or otherwise transfer, in one transaction or a series of transactions, all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, to another Person (a “Business Combination Event”), unless:

(i) the resulting, surviving or transferee Person either (x) is the Company or (y) if not the Company, is a corporation (the “Successor Corporation”) duly incorporated and existing under the laws of the United States of America, any State thereof or the District of Columbia that expressly assumes (by executing and delivering to the Trustee, at or before the effective time of such Business Combination Event, a supplemental indenture pursuant to Section 8.01(E)) all of the Company’s obligations under this Indenture and the Notes, and the Successor Corporation will take such action (or agree to take such action) and deliver such agreements, instruments, or documents as may be necessary or appropriate to cause any property or assets that constitute Collateral owned by or transferred to the Successor Corporation to be subject to the Liens of the Collateral Agent in the manner and to the extent required under this Indenture;

(ii) immediately after giving effect to such Business Combination Event, no Default or Event of Default will have occurred and be continuing; and

(iii) the Company or the Successor Corporation, if not the Company, shall have delivered to the Trustee and the Collateral Agent an Officer’s Certificate and Opinion of Counsel, each stating that (i) such Business Combination Event (and, if applicable, the related supplemental indenture) complies with Section 6.01(A); and (ii) all conditions precedent to such Business Combination Event provided in this Indenture have been satisfied.

Section 6.02. SUCCESSOR CORPORATION SUBSTITUTED.

At the effective time of any Business Combination Event that complies with Section 6.01, the Successor Corporation (if not the Company) will succeed to, and may exercise every right and power of, the Company under this Indenture and the Notes with the same effect as if such Successor Corporation had been named as the Company in this Indenture and the Notes, and, except in the case of a lease, the predecessor Company will be discharged from its obligations under this Indenture and the Notes.

Article 7. DEFAULTS AND REMEDIES

Section 7.01. EVENTS OF DEFAULT.

(A) Definition of Events of Default. “Event of Default” means the occurrence of any of the following:

(i) a default in the payment when due (whether at maturity, upon Redemption or Repurchase Upon Fundamental Change or otherwise) of the principal of, or the Redemption Price or Fundamental Change Repurchase Price for, any Note;

(ii) a default for thirty (30) consecutive days in (x) the payment of interest and/or (y) the crediting of PIK Interest or issuance of PIK Notes, as applicable, when due on any Note;

(iii) the Company’s failure to deliver, when required by this Indenture, a Fundamental Change Notice pursuant to Section 4.04(B);

(iv) a default in the Company’s obligation to convert a Note in accordance with Article 5 upon the exercise of the conversion right with respect thereto, if such default is not cured within three (3) Business Days after its occurrence;

(v) a default in the Company’s obligations under Section 6.01(A) or in any Guarantor’s obligations under Section 9.04;

(vi) a default in any of the Company’s obligations or agreements, or in any Guarantor’s obligations or agreements, under this Indenture or the Notes (other than a default set forth in clause (i), (ii), (iii), (iv) or (v) of this Section 7.01(A)) where such default is not cured or waived within sixty (60) days after notice to the Company by the Trustee, or to the Company and the Trustee by Holders of at least twenty five percent (25%) of the aggregate principal amount of Notes then outstanding, which notice must specify such default, demand that it be remedied and state that such notice is a “Notice of Default”;

(vii) a default by the Company or any of the Company’s Subsidiaries with respect to any one or more mortgages, agreements or other instruments under which there is outstanding, or by which there is secured or evidenced, any indebtedness for money borrowed of at least ten million dollars ($10,000,000) (or its foreign currency equivalent) in the aggregate of the Company or any of the Company’s Subsidiaries, whether such indebtedness exists as of the Issue Date or is thereafter created, where such default:

(1) constitutes a failure to pay the principal, or premium or interest on, any of such indebtedness when due and payable at its stated maturity, upon required repurchase, upon declaration of acceleration or otherwise

(2) results in such indebtedness becoming or being declared due and payable before its stated maturity; or

(3) entitles any creditor of Company or any of the Company’s Subsidiaries to declare any indebtedness due and payable prior to its specified maturity as a result of an event of default (however described);

in each case, prior to the expiration of the grace period provided in such indebtedness on the date of such indebtedness;

(viii) any Guarantee ceases to be in full force and effect except as otherwise provided in this Indenture or any Guarantor denies or disaffirms its obligations under its Guarantee;

(ix) one or more final judgments being rendered against the Company or any of the Company’s Subsidiaries for the payment of at least ten million dollars ($10,000,000) (or its foreign currency equivalent) in the aggregate (excluding any amounts covered by insurance), where such judgment is not discharged or stayed within sixty (60) days after (i) the date on which the right to appeal the same has expired, if no such appeal has commenced; or (ii) the date on which all rights to appeal have been extinguished; and

(x) the Company, any Guarantor or any of their Significant Subsidiaries, pursuant to or within the meaning of any Bankruptcy Law, either:

(1) commences a voluntary case or proceeding;

(2) consents to the entry of an order for relief against it in an involuntary case or proceeding;

(3) consents to the appointment of a custodian of it or for any substantial part of its property;

(4) makes a general assignment for the benefit of its creditors;

(5) takes any comparable action under any foreign Bankruptcy Law; or

(6) generally is not paying its debts as they become due;

(xi) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that either:

(1) is for relief against the Company, the Guarantors or any of its Significant Subsidiaries in an involuntary case or proceeding;

(2) appoints a custodian of the Company, the Guarantors, or any of their Significant Subsidiaries, or for any substantial part of the property of the Company or any of its Significant Subsidiaries;

(3) orders the winding up or liquidation of the Company, the Guarantors, or any of their Significant Subsidiaries; or

(4) grants any similar relief under any foreign Bankruptcy Law,

and, in each case under this Section 7.01(A)(xi), such order or decree remains unstayed and in effect for at least sixty (60) days;

(xii) unless such Liens have been released in accordance with the provisions of this Indenture or the Security Documents, the Liens in favor of the Holders of the Notes with respect to Collateral having a fair market value in excess of $5,000,000 cease to be valid or enforceable (other than as a result of the action or inaction of the Trustee or the Collateral Agent) and such default continues for 30 days;

(xiii) the failure by the Company or any Guarantor to comply for sixty (60) days after notice to the Company or such Guarantor by the Trustee, or to the Company and the Trustee by Holders of at least twenty five percent (25%) of the aggregate principal amount of Notes then outstanding with its other agreements contained in the Security Documents except for a failure that would not be material to the Holders and would not materially affect the value of the Collateral taken as a whole; or

(xiv) failure by the Company to comply with its obligations under the Registration Rights Agreement, which, in the reasonable determination of Holders of at least twenty five percent (25%) of the aggregate principal amount of Notes then outstanding, is not caused by circumstances beyond the Company’s control.

(B) Cause Irrelevant. Each of the events set forth in Section 7.01(A) will constitute an Event of Default regardless of the cause thereof or whether voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

Section 7.02. ACCELERATION.

(A) Automatic Acceleration in Certain Circumstances. If an Event of Default set forth in Section 7.01(A)(viii), 7.01(A)(xi), 7.01(A)(xi), or 7.01(A)(xii) occurs with respect to the Company or any Guarantor (and not solely with respect to a Significant Subsidiary of the Company or any Guarantor), then the principal amount of, and all accrued and unpaid interest on, all of the Notes then outstanding will immediately become due and payable without any further action or notice by any Person.

(B) Optional Acceleration. Subject to Section 7.03, if an Event of Default (other than an Event of Default set forth in Section 7.01(A)(viii), 7.01(A)(x), 7.01(A)(xi), or 7.01(A)(xii) with respect to the Company or any Guarantor and not solely with respect to a Significant Subsidiary of the Company or any Guarantor) occurs and is continuing, then the Trustee, by notice to the Company, or Holders of at least twenty five percent (25%) of the aggregate principal amount of Notes then outstanding, by notice to the Company and the Trustee, may declare the principal amount of, and all accrued and unpaid interest on, all of the Notes then outstanding to become due and payable immediately.

(C) Rescission of Acceleration. Notwithstanding anything to the contrary in this Indenture or the Notes, the Holders of a majority in aggregate principal amount of the Notes then outstanding, by notice to the Company and the Trustee, may, on behalf of all Holders, rescind any acceleration of the Notes and its consequences if (i) such rescission would not conflict with any judgment or decree of a court of competent jurisdiction; and (ii) all existing Events of Default (except the non-payment of principal of, or interest on, the Notes that has become due solely because of such acceleration) have been cured or waived. No such rescission will affect any subsequent Default or impair any right consequent thereto.

Section 7.03. SOLE REMEDY FOR A FAILURE TO REPORT.

(A) Generally. Notwithstanding anything to the contrary in this Indenture or the Notes, the Company may elect that the sole remedy for any Event of Default (a “Reporting Event of Default”) pursuant to Section 7.01(A)(vi) arising from the Company’s failure to comply with Section 3.02 will, for each of the first one hundred and eighty (180) calendar days on which a Reporting Event of Default has occurred and is continuing, consist exclusively of the accrual of Special Interest on the Notes. If the Company has made such an election, then (i) the Notes will be subject to acceleration pursuant to Section 7.02 on account of the relevant Reporting Event of Default from, and including, the one hundred and eighty first (181st) calendar day on which a Reporting Event of Default has occurred and is continuing or if the Company fails to pay any accrued and unpaid Special Interest when due; and (ii) Special Interest will cease to accrue on any Notes from, and including, the earlier of (x) the date such Reporting Event of Default is cured or waived and (y) such one hundred and eighty first (181st) calendar day.

(B) Amount and Payment of Special Interest. Any Special Interest that accrues on a Note pursuant to Section 7.03(A) will be payable in arrears on the same dates and in the same manner as the Stated Interest on such Note and will accrue at a rate per annum equal to one quarter of one percent (0.25%) of the principal amount thereof for the first ninety (90) days on which Special Interest accrues and, thereafter, at a rate per annum equal to one half of one percent (0.50%) of the principal amount thereof for the duration of the period on which Special Interest accrues; provided, however, that in no event will Special Interest payable at the Company’s election pursuant to Section 7.03(A) as the sole remedy for any Reporting Event of Default accrue on any day on a Note at a combined rate per annum that exceeds one half of one percent (0.50%). For the avoidance of doubt, any Special Interest that accrues on a Note pursuant to Section 7.03(A) will be in addition to the Stated Interest that accrues on such Note.

(C) Notice of Election. To make the election set forth in Section 7.03(A), the Company must send to the Holders, the Trustee and the Paying Agent, before the date on which each Reporting Event of Default first occurs, a notice that (i) briefly describes the report(s) that the Company failed to file with or furnish to the SEC; (ii) states that the Company is electing that the sole remedy for such Reporting Event of Default consist of the accrual of Special Interest pursuant to Section 7.03(A); and (iii) briefly describes the periods during which and rate at which Special Interest will accrue and the circumstances under which the Notes will be subject to acceleration on account of such Reporting Event of Default.

(D) Notice to Trustee and Paying Agent; Trustee’s Disclaimer. If Special Interest accrues on any Note pursuant to Section 7.03(A), then, no later than five (5) Business Days before each date on which such Special Interest is to be paid, the Company will deliver an Officer’s Certificate to the Trustee and the Paying Agent stating (i) that the Company is obligated to pay Special Interest on such Note pursuant to Section 7.03(A) on such date of payment; and (ii) the amount of such Special Interest that is payable on such date of payment. The Trustee will have no duty to determine whether any Special Interest is payable or the amount thereof.

(E) No Effect on Other Events of Default. No election pursuant to this Section 7.03 with respect to a Reporting Event of Default will affect the rights of any Holder with respect to any other Event of Default, including with respect to any other Reporting Event of Default.

Section 7.04. OTHER REMEDIES.

(A) Trustee May Pursue All Remedies. If an Event of Default occurs and is continuing, then the Trustee may pursue any available remedy to collect the payment of any amounts due with respect to the Notes or to enforce the performance of any provision of this Indenture or the Notes.

(B) Procedural Matters. The Trustee may maintain a proceeding even if it does not possess any of the Notes or does not produce any of them in such proceeding. A delay or omission by the Trustee or any Holder in exercising any right or remedy following an Event of Default will not impair the right or remedy or constitute a waiver of, or acquiescence in, such Event of Default. All remedies will be cumulative to the extent permitted by law.

Section 7.05. WAIVER OF PAST DEFAULTS.

An Event of Default pursuant to clause (i), (ii), (iv) or (vi) of Section 7.01(A) (that, in the case of clause (vi) only, results from a Default under any covenant that cannot be amended without the consent of each affected Holder), and a Default that could lead to such an Event of Default, can be waived only with the consent of each affected Holder. Each other Default or Event of Default may be waived, on behalf of all Holders, by the Holders of a majority in aggregate principal amount of the Notes then outstanding. If an Event of Default is so waived, then it will cease to exist. If a Default is so waived, then it will be deemed to be cured and any Event of Default arising therefrom will be deemed not to occur. However, no such waiver will extend to any subsequent or other Default or Event of Default or impair any right arising therefrom.

Section 7.06. CONTROL BY MAJORITY.

Holders of a majority in aggregate principal amount of the Notes then outstanding may direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee or exercising any trust or power conferred on it. However, the Trustee may refuse to follow any direction that conflicts with law, this Indenture or the Notes, or that, subject to Section 11.01, the Trustee determines may be unduly prejudicial to the rights of other Holders (it being understood that the Trustee does not have an affirmative duty to ascertain whether or not any such direction is unduly prejudicial to any Holders) or may involve the Trustee in liability, unless the Trustee is offered , and if requested, provided security and indemnity satisfactory to the Trustee against any loss, liability or expense to the Trustee that may result from the Trustee’s following such direction.

Section 7.07. LIMITATION ON SUITS.

No Holder may pursue any remedy with respect to this Indenture or the Notes (except to enforce (x) its rights to receive the principal of, or the Redemption Price or Fundamental Change Repurchase Price for, or interest on, any Notes; or (y) the Company’s obligations to convert any Notes pursuant to Article 5), unless:

(A) such Holder has previously delivered to the Trustee notice that an Event of Default is continuing;

(B) Holders of at least twenty five percent (25%) in aggregate principal amount of the Notes then outstanding deliver a written request to the Trustee to pursue such remedy;

(C) such Holder or Holders offer and, if requested, provide to the Trustee security and indemnity satisfactory to the Trustee against any loss, liability or expense to the Trustee that may result from the Trustee’s following such request;

(D) the Trustee does not comply with such request within sixty (60) calendar days after its receipt of such request and such offer of security or indemnity; and

(E) during such sixty (60) calendar day period, Holders of a majority in aggregate principal amount of the Notes then outstanding do not deliver to the Trustee a direction that is inconsistent with such request.

A Holder of a Note may not use this Indenture to prejudice the rights of another Holder or to obtain a preference or priority over another Holder. The Trustee will have no duty to determine whether any Holder’s use of this Indenture complies with the preceding sentence.

Section 7.08. ABSOLUTE RIGHT OF HOLDERS TO INSTITUTE SUIT FOR THE ENFORCEMENT OF THE RIGHT TO RECEIVE PAYMENT AND CONVERSION CONSIDERATION.

Notwithstanding anything to the contrary in this Indenture or the Notes (but without limiting Section 8.01), the right of each Holder of a Note to bring suit for the enforcement of any payment or delivery, as applicable, of the principal of, or the Redemption Price or Fundamental Change Repurchase Price for, or any interest on, or the Conversion Consideration due pursuant to Article 5 upon conversion of, such Note on or after the respective due dates therefor provided in this Indenture and the Notes, will not be impaired or affected without the consent of such Holder.

Section 7.09. COLLECTION SUIT BY TRUSTEE.

The Trustee will have the right, upon the occurrence and continuance of an Event of Default pursuant to clause (i), (ii) or (iv) of Section 7.01(A), to recover judgment in its own name and as trustee of an express trust against the Company for the total unpaid or undelivered principal of, or Redemption Price or Fundamental Change Repurchase Price for, or interest on, or Conversion Consideration due pursuant to Article 5 upon conversion of, the Notes, as applicable, and such further amounts sufficient to cover the costs and expenses of collection, including compensation provided for in Section 11.06.

Section 7.10. TRUSTEE MAY FILE PROOFS OF CLAIM.

The Trustee has the right to (A) file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee and the Holders allowed in any judicial proceedings relative to the Company (or any other obligor upon the Notes) or its creditors or property and (B) collect, receive and distribute any money or other property payable or deliverable on any such claims. Each Holder authorizes any custodian in such proceeding to make such payments to the Trustee, and, if the Trustee consents to the making of such payments directly to the Holders, to pay to the Trustee any amount due to the Trustee for the reasonable compensation, expenses, disbursements and advances of the Trustee, and its agents and counsel, and any other amounts payable to the Trustee pursuant to Section 11.06. To the extent that the payment of any such compensation, expenses, disbursements, advances and other amounts out of the estate in such proceeding, is denied for any reason, payment of the same will be secured by a lien (senior to the rights of Holders) on, and will be paid out of, any and all distributions, dividends, money, securities and other properties that the Holders may be entitled to receive in such proceeding (whether in liquidation or under any plan of reorganization or arrangement or otherwise). Nothing in this Indenture will be deemed to authorize the Trustee to authorize, consent to, accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

Section 7.11. PRIORITIES.

The Trustee will pay or deliver in the following order any money or other property that it collects pursuant to this Article 7:

First: to the Trustee, the Collateral Agent, the other Note Agents and their agents and attorneys for amounts due under this Indenture, including payment of all fees, compensation, expenses and liabilities incurred, and all advances made, by the Trustee, the Collateral Agent or the other Note Agents and the costs and expenses of collection;

Second: to Holders for unpaid amounts or other property due on the Notes, including the principal of, or the Redemption Price or Fundamental Change Repurchase Price for, or any interest on, or any Conversion Consideration due upon conversion of, the Notes, ratably, and without preference or priority of any kind, according to such amounts or other property due and payable on all of the Notes; and

Third: to the Company or such other Person as a court of competent jurisdiction directs.

The Trustee may fix a record date and payment date for any payment or delivery to the Holders pursuant to this Section 7.11, in which case the Trustee will instruct the Company to, and the Company will deliver in writing, at least fifteen (15) calendar days before such record date, to each Holder, the Trustee and the Collateral Agent a notice stating such record date, such payment date and the amount of such payment or nature of such delivery, as applicable.

Section 7.12. UNDERTAKING FOR COSTS.

In any suit for the enforcement of any right or remedy under this Indenture or the Notes or in any suit against the Trustee or the Collateral Agent for any action taken or omitted by it as Trustee or the Collateral Agent, a court, in its discretion, may (A) require the filing by any litigant party in such suit of an undertaking to pay the costs of such suit, and (B) assess reasonable costs (including reasonable attorneys’ fees) against any litigant party in such suit, having due regard to the merits and good faith of the claims or defenses made by such litigant party; provided, however, that this Section 7.12 does not apply to any suit by the Trustee, any suit by a Holder pursuant to Section 7.08 or any suit by one or more Holders of more than ten percent (10%) in aggregate principal amount of the Notes then outstanding.

Article 8. AMENDMENTS, SUPPLEMENTS AND WAIVERS

Section 8.01. WITHOUT THE CONSENT OF HOLDERS.

Notwithstanding anything to the contrary in Section 8.02, the Company, the Guarantors, the Trustee and the Collateral Agent (if applicable) may amend or supplement this Indenture, the Notes or the Security Documents without the consent of any Holder to:

(A) cure any ambiguity or correct any omission, defect or inconsistency in this Indenture or the Notes;

(B) add guarantees with respect to the Company’s obligations under this Indenture or the Notes;

(C) further secure the Notes or any Guarantee;

(D) add to the Company’s or any Guarantor’s covenants or Events of Default for the benefit of the Holders or surrender any right or power conferred on the Company;

(E) provide for the assumption of the Company’s or any Guarantor’s obligations under this Indenture and the Notes pursuant to, and in compliance with, Article 6 and Article 9, as applicable;

(F) enter into supplemental indentures pursuant to, and in accordance with, Section 5.09 in connection with a Common Stock Change Event;

(G) evidence or provide for the acceptance of the appointment, under this Indenture, of a successor Trustee, Note Agent or Collateral Agent;

(H) provide for or confirm the issuance of additional Notes pursuant to Section 2.03(B);

(I) [Reserved];

(J) comply with any requirement of the SEC in connection with any qualification of this Indenture or any supplemental indenture under the Trust Indenture Act, as then in effect;

(K) comply with the rules of the Depositary in a manner that does not adversely affect the rights of any Holder; or

(L) make any other change to this Indenture or the Notes that does not, individually or in the aggregate with all other such changes, adversely affect the rights of the Holders, as such, in any material respect.

Section 8.02. WITH THE CONSENT OF HOLDERS.

(A) Generally. Subject to Sections 8.01, 7.05 and 7.08 and the immediately following sentence, the Company, the Guarantors, the Trustee and the Collateral Agent (if applicable) may, with the consent of the Holders of a majority in aggregate principal amount of the Notes then outstanding, amend or supplement this Indenture, the Notes or the Security Documents or waive compliance with any provision of this Indenture, the Notes or the Security Documents. Notwithstanding anything to the contrary in the foregoing sentence, but subject to Section 8.01, without the consent of each affected Holder, no amendment or supplement to this Indenture, the Notes or the Security Documents, or waiver of any provision of this Indenture, the Notes or the Security Documents, may:

(i) reduce the principal, or change the stated maturity, of any Note;

(ii) reduce the Redemption Price or Fundamental Change Repurchase Price for any Note or change the times at which, or the circumstances under which, the Notes may or will be redeemed or repurchased by the Company;

(iii) reduce the rate, or extend the time for the payment, of interest on any Note;

(iv) make any change that adversely affects the conversion rights of any Note;

(v) impair the absolute rights of any Holder set forth in Section 7.08 (as such section is in effect on the Issue Date);

(vi) change the ranking in respect of right of payment or lien priority of the Notes or the Guarantees;

(vii) other than in accordance with the provisions of this Indenture, modify any Guarantee or release any Guarantee or a Guarantor from its obligations under this Indenture, in each case, in any manner materially adverse to the Holders;

(viii) make any Note payable in money, or at a place of payment, other than that stated in this Indenture or the Note;

(ix) reduce the amount of Notes whose Holders must consent to any amendment, supplement, waiver or other modification; or

(x) make any direct or indirect change to any amendment, supplement, waiver or modification provision of this Indenture, the Notes or the Security Documents that requires the consent of each affected Holder.

For the avoidance of doubt, pursuant to clauses (i), (ii), (iii), (iv) and (v) of this Section 8.02(A), no amendment or supplement to this Indenture or the Notes, or waiver of any provision of this Indenture or the Notes, may change the amount or type of consideration due on any Note (whether on an Interest Payment Date, Redemption Date, Fundamental Change Repurchase Date or the Maturity Date or upon conversion, or otherwise), or the date(s) or time(s) such consideration is payable or deliverable, as applicable, without the consent of each affected Holder.

Notwithstanding the foregoing, the Company, the Guarantors and the Trustee may, with the consent of the Holders representing not less than seventy-five percent in aggregate principal amount of the Notes then outstanding, amend or modify the definition of “Fundamental Change” or the other definitions used in such definition.

(B) Holders Need Not Approve the Particular Form of any Amendment. A consent of any Holder pursuant to this Section 8.02 need approve only the substance, and not necessarily the particular form, of the proposed amendment, supplement or waiver.

Section 8.03. NOTICE OF AMENDMENTS, SUPPLEMENTS AND WAIVERS.

As soon as reasonably practicable after any amendment, supplement or waiver pursuant to Section 8.01 or 8.02 becomes effective, the Company will send to the Holders, the Trustee and the Collateral Agent (if applicable) notice that (A) describes the substance of such amendment, supplement or waiver in reasonable detail and (B) states the effective date thereof; provided, however, that the Company will not be required to provide such notice to the Holders if such amendment, supplement or waiver is included in a periodic report filed by the Company with the SEC within four (4) Business Days of its effectiveness. The failure to send, or the existence of any defect in, such notice will not impair or affect the validity of such amendment, supplement or waiver.

Section 8.04. REVOCATION, EFFECT AND SOLICITATION OF CONSENTS; SPECIAL RECORD DATES; ETC.

(A) Revocation and Effect of Consents. The consent of a Holder of a Note to an amendment, supplement or waiver will bind (and constitute the consent of) each subsequent Holder of any Note to the extent the same evidences any portion of the same indebtedness as the consenting Holder’s Note, subject to the right of any Holder of a Note to revoke (if not prohibited pursuant to Section 8.04(B)) any such consent with respect to such Note by delivering notice of revocation to the Trustee before the time such amendment, supplement or waiver becomes effective.

(B) Special Record Dates. The Company may, but is not required to, fix a record date for the purpose of determining the Holders entitled to consent or take any other action in connection with any amendment, supplement or waiver pursuant to this Article 8. If a record date is fixed, then, notwithstanding anything to the contrary in Section 8.04(A), only Persons who are Holders as of such record date (or their duly designated proxies) will be entitled to give such consent, to revoke any consent previously given or to take any such action, regardless of whether such Persons continue to be Holders after such record date; provided, however, that no such consent will be valid or effective for more than one hundred and twenty (120) calendar days after such record date.

(C) Solicitation of Consents. For the avoidance of doubt, each reference in this Indenture or the Notes to the consent of a Holder will be deemed to include any such consent obtained in connection with a repurchase of, or tender or exchange offer for, any Notes.

(D) Effectiveness and Binding Effect. Each amendment, supplement or waiver pursuant to this Article 8 will become effective in accordance with its terms and, when it becomes effective with respect to any Note (or any portion thereof), will thereafter bind every Holder of such Note (or such portion).

Section 8.05. NOTATIONS AND EXCHANGES.

If any amendment, supplement or waiver changes the terms of a Note, then the Trustee (at the direction of the Company) or the Company may, in its discretion, require the Holder of such Note to deliver such Note to the Trustee so that the Trustee may place an appropriate notation prepared by the Company on such Note and return such Note to such Holder. Alternatively, at its discretion, the Company may, in exchange for such Note, issue, execute and deliver, and the Trustee will authenticate, in each case in accordance with Section 2.02, a new Note that reflects the changed terms. The failure to make any appropriate notation or issue a new Note pursuant to this Section 8.05 will not impair or affect the validity of such amendment, supplement or waiver.

Section 8.06. TRUSTEE AND COLLATERAL AGENT TO EXECUTE SUPPLEMENTAL INDENTURES.

The Trustee and the Collateral Agent will execute and deliver any amendment or supplemental indenture authorized pursuant to this Article 8; provided, however, that the Trustee need not (but may, in its sole and absolute discretion) execute or deliver any such amendment or supplemental indenture that the Trustee concludes adversely affects the Trustee’s or the Collateral Agent’s rights, duties, liabilities or immunities. In executing any amendment or supplemental indenture, the Trustee and the Collateral Agent will be entitled to receive, and (subject to Sections 11.01 and 11.02) will be fully protected in relying on, in addition to the documents required by Section 13.02, an Officer’s Certificate and an Opinion of Counsel stating that (A) the execution and delivery of such amendment or supplemental indenture is authorized or permitted by this Indenture; and (B) in the case of the Opinion of Counsel, such amendment or supplemental indenture is the legal, valid and obligation of the Company (and any Guarantor) and binding and enforceable against each in accordance with its terms.

Article 9. Guarantees

Section 9.01. GUARANTEES.

(A) Generally. By its execution of this Indenture (by any amended or supplemental indenture pursuant to Section 8.01(B)), each Guarantor acknowledges and agrees that it receives substantial benefits from the Company and that such Guarantor is providing its Guarantee for good and valuable consideration, including such substantial benefits. Subject to this Article 9, each of the Guarantors hereby, jointly and severally, fully and unconditionally guarantees, to each Holder of a Note authenticated and delivered by the Trustee and to the Trustee and the Collateral Agent and their successors and assigns, regardless of the validity or enforceability of this Indenture, the Notes or the obligations of the Company under this Indenture, the Notes or the other Notes documents, that:

(i) the principal of, any interest on, and any Conversion Consideration for, the Notes will be promptly paid in full when due, whether at maturity, by acceleration, on a Fundamental Change Repurchase Date, upon Redemption or otherwise, and interest on the overdue principal of, any interest on, or any Conversion Consideration for, the Notes, if lawful, and all other obligations of the Company to the Holders, the Trustee or the Collateral Agent under this Indenture or the Notes, will be promptly paid or delivered in full or performed, as applicable, in each case in accordance with this Indenture and the Notes; and

(ii) in case of any extension of time of payment or renewal of any Notes or any of such other obligations, that the same will be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, whether at stated maturity, by acceleration, on a Fundamental Change Repurchase Date, upon Redemption or otherwise, (clause (i) and (ii) collectively, the “Guaranteed Obligations”), in each case subject to Section 9.02.

Upon the failure of any payment when due of any amount so guaranteed, and upon the failure of any performance so guaranteed, for whatever reason, the Guarantors will be jointly and severally obligated to pay or perform, as applicable, the same immediately. Each Guarantor agrees that this is a guarantee of payment and not a guarantee of collection.

(B) Guarantee Is Unconditional; Waiver of Diligence, Presentment, Etc. Each Guarantor agrees that its Guarantee of the Guaranteed Obligations is unconditional, regardless of the validity or enforceability of this Indenture, the Notes or the obligations of the Company under this Indenture or the Notes, the absence of any action to enforce the same, any waiver or consent by any Holder with respect to any provisions of this Indenture or the Notes, the recovery of any judgment against the Company, any action to enforce the same or any other circumstance that might otherwise constitute a legal or equitable discharge or defense of a guarantor other than payment or performance in full of Guaranteed Obligations (other than contingent obligations that have yet to accrue). Each Guarantor waives diligence, presentment, demand of payment, filing of claims with a court in the event of insolvency or bankruptcy of the Company, any right to require a proceeding first against the Company, protest, notice and all demands whatsoever, and covenants that this Guarantee will not be discharged except by complete payment or performance of the Guaranteed Obligations (other than contingent obligations that have yet to accrue) in accordance with this Indenture and the Notes.

(C) Reinstatement of Guarantee Upon Return of Payments. If any Holder or the Trustee is required by any court or otherwise to return, to the Company, the Guarantors or any custodian, trustee, liquidator or other similar official acting in relation to the Company or the Guarantors, any consideration paid or delivered by the Company or the Guarantors to such Holder, the Trustee or the Collateral Agent, then each Guarantee, to the extent theretofore discharged, will be reinstated in full force and effect.

(D) Subrogation. Each Guarantor agrees that any right of subrogation, reimbursement or contribution it may have in relation to the Holders or in respect of any Guaranteed Obligations will be subordinated to, and will not be enforceable until payment in full of, all Guaranteed Obligations. Each Guarantor further agrees that, as between the Guarantors, on the one hand, and the Holders, the Trustee and the Collateral Agent, on the other hand, (i) the maturity of the Guaranteed Obligations may be accelerated as provided in Article 7, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the Guaranteed Obligations; and (ii) if any Guaranteed Obligations are accelerated pursuant to Article 7, then such Guaranteed Obligations will, whether or not due and payable, immediately become due and payable by the Guarantors. Each Guarantor will have the right to seek contribution from any non-paying Guarantor, but only if the exercise of such right does not impair the rights of the Holders under any Guarantee.

Section 9.02. LIMITATION ON GUARANTOR LIABILITY.

Each Guarantor, and, by its acceptance of any Note, each Holder, confirms that each Guarantor and the Holders intend that the Guarantee of each Guarantor not constitute a fraudulent transfer or conveyance for purposes of Bankruptcy Law, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar federal or state law to the extent applicable to any Guarantee. Each of the Trustee, the Collateral Agent, the Holders and each Guarantor irrevocably agrees that the obligations of each Guarantor under its Guarantee will be limited to the maximum amount that will, after giving effect to such maximum amount and all other contingent and fixed liabilities of such Guarantor that are relevant under such laws, and after giving effect to any collections from, rights to receive contribution from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Guarantee, result in the obligations of such Guarantor under its Guarantee not constituting a fraudulent transfer or fraudulent conveyance under federal or state law and not otherwise being void or voidable under any similar laws affecting the rights of creditors generally.

Section 9.03. EXECUTION AND DELIVERY OF GUARANTEE.

The execution by each Guarantor of this Indenture (by an amended or supplemental indenture pursuant to Section 8.01(B)) evidences the Guarantee of such Guarantor, and the delivery of any Note by the Trustee after its authentication constitutes due delivery of each Guarantee on behalf of each Guarantor. A Guarantee’s validity will not be affected by the failure of any officer of a Guarantor executing this Indenture or any such amended or supplemental indenture on such Guarantor’s behalf to hold, at the time any Note is authenticated, the same or any other office at each Guarantor, and each Guarantee will be valid and enforceable even if no notation, certificate or other instrument is set upon or attached to, or otherwise executed and delivered to the Holder of, any Note.

Section 9.04. WHEN GUARANTORS MAY MERGE, ETC.

(A) Generally. No Guarantor will consolidate with or merge with or into, or sell, lease or otherwise transfer, in one transaction or a series of transactions, all or substantially all of the assets of such Guarantor and its Subsidiaries, taken as a whole, to another Person (other than the Company or another Guarantor) (a “Guarantor Business Combination Event”), unless (1) the resulting, surviving or transferee Person is such Guarantor or, if not such Guarantor, expressly assumes (by executing and delivering to the Trustee, at or before the effective time of such Guarantor Business Combination Event, a supplemental indenture) all of such Guarantor’s obligations under this Indenture and the Notes and any Security Documents as may be necessary to grant a perfected security interest over the Collateral held by such Guarantor; provided that (a) such surviving Guarantor shall be incorporated or organized under the laws of the United States of America, any State thereof or the District of Columbia and (b) no Default or Event of Default shall exist, or would result from such Guarantor Business Combination Event or (2) the transaction is in compliance with Section 3.10.

Notwithstanding the foregoing, any Guarantor may merge, consolidate, amalgamate or wind up with or into or transfer all or part of its properties and assets to the Company without regard to the requirements set forth in this Section 9.04(A).

(B) Delivery of Officer’s Certificate and Opinion of Counsel to the Trustee. Before the effective time of any Guarantor Business Combination Event, the Company will deliver to the Trustee and the Collateral Agent an Officer’s Certificate and Opinion of Counsel, each stating that (i) such Guarantor Business Combination Event (and, if applicable, the related supplemental indenture and any Security Documents) complies with Section 9.04(A); and (ii) all conditions precedent to such Guarantor Business Combination Event provided in this Indenture have been satisfied.

(C) Successor Corporation Substituted. At the effective time of any Guarantor Business Combination Event that complies with Section 9.04(A) and Section 9.04(B), the Successor Corporation of the Guarantor (if not the applicable Guarantor) will succeed to, and may exercise every right and power of, such Guarantor under this Indenture and the Notes with the same effect as if such Successor Corporation of the Guarantor had been named as a Guarantor in this Indenture and the Notes, and, except in the case of a lease, the predecessor Guarantor will be discharged from its obligations under this Indenture and the Notes.

Section 9.05. APPLICATION OF CERTAIN PROVISIONS OF THE GUARANTORS.

(A) Officer’s Certificates and Opinions of Counsel. Upon any request or application by any Guarantor to the Trustee or the Collateral Agent to take any action under this Indenture, the Trustee and the Collateral Agent will be entitled to receive an Officer’s Certificate and an Opinion of Counsel pursuant to Section 13.02 with the same effect as if each reference to the Company in Section 13.02 or in the definitions of “Officer,” “Officer’s Certificate” or “Opinion of Counsel” were instead a reference to such Guarantor.

(B) Company Order. A Company Order may be given by any Guarantor with the same effect as if each reference to the Company in the definitions of “Company Order” or “Officer” were instead a reference to such Guarantor.

(C) Notices and Demands. Any notice or demand that this Indenture requires or permits to be given by the Trustee or the Collateral Agent, or by any Holders, to the Company may instead be given to any Guarantor.

Section 9.06. RELEASE OF GUARANTEES.

Any Guarantee by a Guarantor shall be automatically and unconditionally released and discharged, and no further action by such Guarantor, the Company, the Trustee or the Collateral Agent is required for the release of such Guarantor’s Guarantee, upon:

(A) (i) any sale, exchange, transfer or other disposition (by merger, consolidation, amalgamation, dividend, distribution or otherwise) of all or substantially all of the assets of such Guarantor, in each case, if such sale, exchange, transfer or other disposition is not prohibited by the applicable provisions of this Indenture and, (a) in the case the transferee Person is not the Company or a Subsidiary, such sale, exchange, transfer or other disposition is in compliance with Section 3.10 or (b) unless such sale, exchange, transfer or other disposition is with or to the Company, the surviving or transferee Person expressly assumes such Guarantor’s obligations in accordance with Section 9.04;

(ii) the merger, consolidation or amalgamation of any Guarantor with and into the Company, or upon the liquidation of a Guarantor following the transfer of all of its assets to the Company; or

(iii) the merger, consolidation or amalgamation of any Guarantor with and into a Subsidiary of the Company where such Subsidiary is the surviving Person, if such merger, consolidation or amalgamation is not prohibited by the applicable provisions of this Indenture and such Subsidiary expressly assumes such Guarantor’s obligations in accordance with Section 9.04; and

(B) the Company and such Guarantor delivering to the Trustee and the Collateral Agent an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for in this Indenture relating to such transaction and release have been complied with.

Article 10. SATISFACTION AND DISCHARGE

Section 10.01. TERMINATION OF COMPANY’S OBLIGATIONS.

This Indenture will be discharged, and will cease to be of further effect as to all Notes issued under this Indenture, when:

(A) all Notes then outstanding (other than Notes replaced pursuant to Section 2.12) have (i) been delivered to the Trustee for cancellation; or (ii) become due and payable (whether on a Redemption Date, a Fundamental Change Repurchase Date, the Maturity Date, upon conversion or otherwise) for an amount of cash or Conversion Consideration, as applicable, that has been fixed;

(B) the Company has caused there to be irrevocably deposited with the Trustee, or with the Paying Agent (or, with respect to Conversion Consideration, the Conversion Agent), in each case for the benefit of the Holders, or has otherwise caused there to be delivered to the Holders, cash (or, with respect to Notes to be converted, Conversion Consideration) sufficient to satisfy all amounts or other property due on all Notes then outstanding (other than Notes replaced pursuant to Section 2.12);

(C) the Company has paid all other amounts payable by it under this Indenture; and

(D) the Company has delivered to the Trustee and the Collateral Agent an Officer’s Certificate and an Opinion of Counsel, each stating that the conditions precedent to the discharge of this Indenture have been satisfied;

provided, however, that Article 11 and Section 13.01 will survive such discharge and, until no Notes remain outstanding, Section 2.15 and the obligations of the Trustee, the Paying Agent and the Conversion Agent with respect to money or other property deposited with them will survive such discharge.

At the Company’s request contained in an Officer’s Certificate and at the expense of the Company, the Trustee will acknowledge the satisfaction and discharge of this Indenture.

Section 10.02. REPAYMENT TO COMPANY.

Subject to applicable unclaimed property law, the Trustee, the Paying Agent and the Conversion Agent will promptly notify the Company if there exists (and, at the Company’s request, promptly deliver to the Company) any cash, Conversion Consideration or other property held by any of them for payment or delivery on the Notes that remain unclaimed two (2) years after the date on which such payment or delivery was due. After such delivery to the Company, the Trustee, the Paying Agent and the Conversion Agent will have no further liability to any Holder with respect to such cash, Conversion Consideration or other property, and Holders entitled to the payment or delivery of such cash, Conversion Consideration or other property must look to the Company for payment as a general creditor of the Company.

Section 10.03. REINSTATEMENT.

If the Trustee, the Paying Agent or the Conversion Agent is unable to apply any cash or other property deposited with it pursuant to Section 10.01 because of any legal proceeding or any order or judgment of any court or other governmental authority that enjoins, restrains or otherwise prohibits such application, then the discharge of this Indenture pursuant to Section 10.01 will be rescinded; provided, however, that if the Company thereafter pays or delivers any cash or other property due on the Notes to the Holders thereof, then the Company will be subrogated to the rights of such Holders to receive such cash or other property from the cash or other property, if any, held by the Trustee, the Paying Agent or the Conversion Agent, as applicable.

Article 11. TRUSTEE

Section 11.01. DUTIES OF THE TRUSTEE.

(A) If an Event of Default has occurred and is continuing of which a Responsible Officer of the Trustee has actual or written knowledge, the Trustee will exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in its exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person’s own affairs; provided that the Trustee will be under no obligation to exercise any of the rights or powers under this Indenture at the request or direction of any of the Holders unless such Holders have offered, and if requested, provided, to the Trustee indemnity or security satisfactory to Trustee against any loss, liability or expense that might be incurred by it in compliance with such request or direction.

(B) Except during the continuance of an Event of Default:

(i) the duties of the Trustee will be determined solely by the express provisions of this Indenture, and the Trustee need perform only those duties that are specifically set forth in this Indenture and no others, and no implied covenants or obligations will be read into this Indenture against the Trustee; and

(ii) in the absence of bad faith or willful misconduct on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon Officer’s Certificates or Opinions of Counsel that are provided to the Trustee and conform to the requirements of this Indenture. However, the Trustee will examine the certificates and opinions to determine whether or not they conform to the requirements of this Indenture, but shall have no affirmative duty to verify the contents thereof.

(C) The Trustee may not be relieved from liabilities for its gross negligence or willful misconduct, except that:

(i) this paragraph will not limit the effect of Section 11.01(B);

(ii) the Trustee will not be liable for any error of judgment made in good faith by a Responsible Officer, unless it is proved that the Trustee was grossly negligent in ascertaining the pertinent facts;

(iii) the Trustee will not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Section 7.06; and

(iv) no provision of this Indenture will require the Trustee to expend or risk its own funds or incur any liability in the performance of any of its duties under this Indenture, or in the exercise of any of its rights or powers, if it has reasonable grounds to believe that repayment of such funds or adequate indemnity against such liability is not reasonably assured to it.

(D) Each provision of this Indenture that in any way relates to the Trustee is subject to this Section 11.01 and Section 11.02, regardless of whether such provision so expressly provides.

(E) No provision of this Indenture will require the Trustee to expend or risk its own funds or incur any liability.

(F) The Trustee will not be liable for interest on any money received by it, except as the Trustee may agree in writing with the Company. Money held in trust by the Trustee need not be segregated from other funds, except to the extent required by law.

(G) Whether or not therein provided, every provision of this Indenture relating to the conduct or affecting the liability of, or affording protection to, the Trustee will be subject to the provisions of this Section 11.01.

(H) The Trustee will not be liable in respect of any payment (as to the correctness of amount, entitlement to receive or any other matters relating to payment) or notice effected by the Company or any Paying Agent (except in its capacity as Paying Agent pursuant to the terms of this Indenture) or any records maintained by any co-note registrar with respect to the Notes.

(I) If any party fails to deliver a notice relating to an event the fact of which, pursuant to this Indenture, requires notice to be sent to the Trustee, the Trustee may conclusively rely on its failure to receive such notice as reason to act as if no such event occurred, unless a Responsible Officer of the Trustee had actual knowledge of such event.

(J) Under no circumstances will the Trustee be liable in its individual capacity for the obligations evidenced by the Notes.

Section 11.02. RIGHTS OF THE TRUSTEE.

(A) The Trustee may conclusively rely on any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, judgment, bond, debenture, note, other evidence of indebtedness or other paper or document that it believes to be genuine and signed or presented by the proper Person, and the Trustee need not investigate any fact or matter stated in such document.

(B) Before the Trustee acts or refrains from acting, it may require, and may conclusively rely on, an Officer’s Certificate, an Opinion of Counsel or both. The Trustee will not be liable for any action it takes or omits to take in good faith in reliance on such Officer’s Certificate or Opinion of Counsel. The Trustee may consult with counsel; and the advice of such counsel, or any Opinion of Counsel, will constitute full and complete authorization of the Trustee to take or omit to take any action in good faith in reliance thereon without liability.

(C) The Trustee may act through its attorneys and agents and will not be responsible for the misconduct or negligence of any such agent appointed with due care.

(D) The Trustee will not be liable for any action it takes or omits to take in good faith and that it believes to be authorized or within the rights or powers vested in it by this Indenture.

(E) Unless otherwise specifically provided in this Indenture, any demand, request, direction or notice from the Company will be sufficient if signed by an Officer of the Company.

(F) The Trustee need not exercise any rights or powers vested in it by this Indenture at the request or direction of any Holder unless such Holder has offered and, if requested, provided the Trustee security or indemnity satisfactory to the Trustee against any loss, liability or expense that it may incur in complying with such request or direction (it being understood that the Trustee does not have an affirmative duty to determine whether any direction is prejudicial to any Holder).

(G) The Trustee will not be responsible or liable for any punitive, special, indirect, incidental or consequential loss or damage (including lost profits), even if the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action.

(H) The Trustee will not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, judgment, bond, debenture or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit and will incur no liability of any kind by reason of such inquiry or investigation.

(I) The Trustee will not be required to give any bond or surety in respect of the execution of the trusts, powers, and duties under this Indenture.

(J) The permissive rights of the Trustee enumerated herein will not be construed as duties. The Trustee undertakes to perform such duties and only such duties as are specifically and expressly set forth in this Indenture.

(K) The Trustee may request that the Company deliver an Officer’s Certificate setting forth the names of individuals and titles of officers authorized at such time to take specified actions pursuant to this Indenture, which Officer’s Certificate may be signed by any Person authorized to sign an Officer’s Certificate, including any Person specified as so authorized in any such certificate previously delivered and not superseded.

(L) The Trustee will not be deemed to have notice of any Default or Event of Default (except in the case of a Default or Event of Default in payment of scheduled principal of, or the Redemption Price or Fundamental Change Repurchase Price for, or interest on, any Note) unless written notice of any event that is in fact such a Default or Event of Default (and stating the occurrence of a Default or Event of Default) is actually received by the a Responsible Officer of the Trustee at the Corporate Trust Office of the Trustee, and such notice references the Notes, the Company and this Indenture and states that it is a notice of Default or Event of Default.

(M) Neither the Trustee nor any Note Agent will have any responsibility or liability for any actions taken or not taken by the Depositary.

(N) The Trustee, the Collateral Agent and the Note Agents are hereby authorized and directed to execute and deliver each Notes document to which it is a party, binding the Holders to the terms thereof.

(O) Notwithstanding anything to the contrary in this Indenture, the Trustee will have no duty to know or inquire as to the performance or nonperformance of any provision of any other agreement, instrument or contract, nor will the Trustee be responsible for, nor chargeable with, knowledge of the terms and conditions of any other agreement, instrument, or contract, whether or not a copy of such agreement has been provided to the Trustee, including, without limitation, the Subscription Agreement, any Proposed Term Sheet, the Business Combination Agreement or the Registration Rights Agreement.

Section 11.03. INDIVIDUAL RIGHTS OF THE TRUSTEE.

The Trustee, in its individual or any other capacity, may become the owner or pledgee of charge any Note and may otherwise deal with the Company or any of its Affiliates with the same rights that it would have if it were not Trustee; provided, however, that if the Trustee acquires a “conflicting interest” (within the meaning of Section 310(b) of the Trust Indenture Act), then it must eliminate such conflict within ninety (90) days or resign as Trustee. The rights, privileges, protections, immunities and benefits given to the Trustee in this Indenture and the other Notes documents, including its right to be compensated, reimbursed and indemnified, are extended to, and will be enforceable by, the Trustee in each of its capacities under this Indenture, the Collateral Agent and each Note Agent, custodian and other Person retained to act under this Indenture. For the avoidance of doubt, each reference to the Trustee in the Article 11 shall also be deemed to be a reference to the Collateral Agent and the other Note Agents.

Section 11.04. TRUSTEE’S DISCLAIMER.

The Trustee will not be (A) responsible for, and makes no representation as to, the validity or adequacy of this Indenture or the Notes; (B) accountable for the Company’s use of the proceeds from the Notes or any money paid to the Company or upon the Company’s direction under any provision of this Indenture; (C) responsible for the use or application of any money received by any Paying Agent other than the Trustee; and (D) responsible for any statement or recital in this Indenture, the Notes or any other document relating to the sale of the Notes or this Indenture, other than the Trustee’s certificate of authentication.

Section 11.05. NOTICE OF DEFAULTS.

If a Default or Event of Default occurs and is continuing and is actually known to a Responsible Officer of the Trustee (in accordance with Section 11.02(L)), then the Trustee will send Holders a notice of such Default or Event of Default within ninety (90) days after it occurs or, if it is not actually known to a Responsible Officer of the Trustee at such time, promptly (and in any event within ten (10) Business Days) after it becomes actually known to a Responsible Officer (in accordance with Section 11.02(L)); provided, however, that, except in the case of a Default or Event of Default in the payment of the principal of, or interest, if any, on, any Note, the Trustee may withhold such notice if and for so long as it in good faith determines that withholding such notice is in the interests of the Holders. The Trustee will not be deemed to have notice or be charged with knowledge of any Default or Event of Default unless written notice thereof has been received by a Responsible Officer, and such notice references the Notes and this Indenture and states on its face that a Default or Event of Default has occurred.

Section 11.06. COMPENSATION AND INDEMNITY.

(A) The Company will, from time to time, pay the Trustee (acting in any capacity hereunder) reasonable compensation for its acceptance of this Indenture and services under this Indenture as the Company and the Trustee shall from time to time agree in writing. The Trustee’s compensation will not be limited by any law on compensation of a trustee of an express trust. In addition to the compensation for the Trustee’s services, the Company will reimburse the Trustee promptly upon request for all reasonable disbursements, advances and expenses incurred or made by it under this Indenture, including the reasonable compensation, disbursements and expenses of the Trustee’s agents and counsel.

(B) The Company will indemnify and hold harmless the Trustee (acting in any capacity hereunder) against any and all losses, liabilities or expenses (including, without limitation, attorneys’ fees and expenses) incurred by it arising out of or in connection with the acceptance or administration of its duties under this Indenture, including the costs and expenses of enforcing this Indenture (including, without limitation, attorneys’ fees and expenses) against the Company (including this Section 11.06) and defending itself against any claim (whether asserted by the Company, any Holder or any other Person) or liability in connection with the exercise or performance of any of its powers or duties under this Indenture, except to the extent any such loss, liability or expense may be attributable to its gross negligence or willful misconduct as determined by a court of competent jurisdiction in a final and non-appealable decision. The Trustee will promptly notify the Company of any claim for which it may seek indemnity (other than any claim brought by the Company), but the Trustee’s failure to so notify the Company will not relieve the Company of its obligations under this Section 11.06(B), except to the extent the Company is materially prejudiced by such failure. The Company will defend such claim, and the Trustee will cooperate in such defense at the expense of the Company. If the Trustee is advised by counsel that it may have defenses available to it that are in conflict with the defenses available to the Company, or that there is an actual or potential conflict of interest, then the Trustee may retain separate counsel, and the Company will pay the reasonable fees and expenses of such counsel (including the reasonable fees and expenses of counsel to the Trustee incurred in evaluating whether such a conflict exists). The Company need not pay for any settlement of any such claim made without its consent, which consent will not be unreasonably withheld. The indemnification provided in this Section 11.06 will extend to the officers, directors, agents and employees of the Trustee and any successor Trustee under this Indenture.

(C) The obligations of the Company under this Section 11.06 will survive the resignation or removal of the Trustee and the discharge of this Indenture.

(D) To secure the Company’s payment obligations in this Section 11.06, the Trustee will have a lien prior to the Notes on all money or property held or collected by the Trustee, except that held in trust to pay principal of, or interest on, particular Notes, which lien will survive the discharge of this Indenture.

(E) If the Trustee incurs expenses or renders services after an Event of Default pursuant to clause (viii) or (xi) of Section 7.01(A) occurs, then such expenses and the compensation for such services (including the fees and expenses of its agents and counsel) are intended to constitute administrative expenses for purposes of priority under any Bankruptcy Law.

Section 11.07. REPLACEMENT OF THE TRUSTEE.

(A) Notwithstanding anything to the contrary in this Section 11.07, a resignation or removal of the Trustee, and the appointment of a successor Trustee, will become effective only upon such successor Trustee’s acceptance of appointment as provided in this Section 11.07.

(B) The Trustee may resign at any time and be discharged from its duties and obligations hereunder at any time by giving no less than thirty (30) calendar days’ prior written notice of such resignation to the Company. The Holders of a majority in aggregate principal amount of the Notes then outstanding may remove the Trustee by providing no less than thirty (30) calendar days’ prior written notice to the Trustee and the Company. The Company may remove the Trustee if:

(i) the Trustee fails to comply with Section 11.09;

(ii) the Trustee is adjudged to be bankrupt or insolvent or an order for relief is entered with respect to the Trustee under any Bankruptcy Law;

(iii) a custodian or public officer takes charge of the Trustee or its property; or

(iv) the Trustee becomes incapable of acting.

(C) If the Trustee resigns or is removed, or if a vacancy exists in the office of Trustee for any reason, then (i) the Company will promptly appoint a successor Trustee; and (ii) at any time within one (1) year after the successor Trustee takes office, the Holders of a majority in aggregate principal amount of the Notes then outstanding may appoint a successor Trustee to replace such successor Trustee appointed by the Company.

(D) If a successor Trustee does not take office within sixty (60) days after the retiring Trustee resigns or is removed, then the retiring Trustee (at the Company’s expense), the Company or the Holders of at least ten percent (10%) in aggregate principal amount of the Notes then outstanding may petition any court of competent jurisdiction for the appointment of a successor Trustee.

(E) If the Trustee, after written request by a Holder of at least six (6) months, fails to comply with Section 11.09, then such Holder may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

(F) A successor Trustee will deliver a written acceptance of its appointment to the retiring Trustee and to the Company, upon which notice the resignation or removal of the retiring Trustee will become effective and the successor Trustee will have all the rights, powers and duties of the Trustee under this Indenture. The successor Trustee will send notice of its succession to Holders. The retiring Trustee will, upon payment of all amounts due to it under this Indenture, promptly transfer all property held by it as Trustee to the successor Trustee, which property will, for the avoidance of doubt, be subject to the lien provided for in Section 11.06(D).

Section 11.08. SUCCESSOR TRUSTEE BY MERGER, ETC.

If the Trustee consolidates, merges or converts into, or transfers all or substantially all of its corporate trust business to, another corporation, then such corporation will become the successor Trustee under this Indenture and will have and succeed to the rights, powers, duties, immunities and privileges of its predecessor without any further act or the execution or filing of any instrument or paper.

Section 11.09. ELIGIBILITY; DISQUALIFICATION.

There will at all times be a Trustee under this Indenture that is a corporation organized and doing business under the laws of the United States of America or of any state thereof, that is authorized under such laws to exercise corporate trustee power, that is subject to supervision or examination by federal or state authorities and that has a combined capital and surplus of at least fifty million dollars ($50,000,000) as set forth in its most recent published annual report of condition.

Article 12. COLLATERAL AND SECURITY

Section 12.01. SECURITY DOCUMENTS

The due and punctual payment of the principal of, premium, if any, and interest on the Notes and other amounts due hereunder including the Guaranteed Obligations when and as the same shall be due and payable, subject to any applicable grace period, whether on an Interest Payment Date, by acceleration, purchase, repurchase, redemption or otherwise, and interest on the overdue principal of, premium, if any, and interest on the Notes and the performance of all other obligations of the Company and the Guarantors to the Holders, the Collateral Agent or the Trustee under this Indenture shall be secured by the Collateral pursuant to the terms of the Security Documents. The Security Documents shall provide for the grant by the Company and the Guarantors party thereto to the Collateral Agent of security interests in the Collateral subject to Permitted Liens.

Section 12.02. RECORDING AND OPINIONS

(A) The Company shall, and shall cause each of the Guarantors to, at its sole cost and expense, take or cause to be taken such actions as may be required by the Security Documents, to perfect, maintain (with the priority required under the Security Documents), preserve and protect the valid and enforceable, perfected (except as expressly provided herein or therein) security interests in and on all the Collateral granted by the Security Documents in favor of the Collateral Agent for the benefit of the Holders as security for the obligations under this Indenture, the Notes, any Guarantees and the Security Documents, prior to the rights of all third Persons and subject to no other Liens, in each case other than Permitted Liens; provided that, notwithstanding anything to the contrary under this Indenture or any Security Document, the Company and the Guarantors shall not be required (A) to perfect the security interests and/or Liens granted by the Security Documents by any means other than by (1) filings pursuant to the UCC in the office of the secretary of state (or similar filing office) of the jurisdiction of incorporation or formation of the Company or such Guarantor, (2) filings in United States government offices with respect to registered and applied for United States Intellectual Property owned by the Company or any Guarantor, (3) filing or recording in such manner and in such places as are required by law to establish, perfect, preserve and protect the Liens in favor of the Collateral Agent and required to grant a Mortgage in Material Real Property and (4) use their best efforts to cause all cash of such Company or such Guarantors, as applicable, to be held in a deposit account that is subject to a tri-party account control agreement in favor of the Collateral Agent and maintained by a branch office located within the United States of America and (B) to complete any filings or other action with respect to the perfection of the security interests, including of any intellectual property, created under the Security Documents in any jurisdiction outside of the United States. The Company shall from time to time promptly file and pay all financing and continuation statement recording and/or filing fees, charges and recording and similar taxes relating to this Indenture, the Security Documents and any amendments hereto or thereto and any other instruments of further assurance required pursuant hereto or thereto.

(B) The Company shall furnish to the Collateral Agent, at such times as would be required by Section 314(b) of the Trust Indenture Act if this Indenture were qualified thereunder, commencing [•], 2023, an Opinion of Counsel to the effect that, either (i) other than actions that have been taken, no further action was necessary to maintain the perfection of the security interest in the Collateral described in both the applicable UCC-1 financing statement and the Share Charge and for which perfection under the UCC of the Company’s or applicable Guarantor’s jurisdiction of organization may occur by the filing of a UCC-1 financing statement with the appropriate filing office of the applicable party’s jurisdiction of organization or (ii) if any actions are so required to be taken, to specify such actions.

(C) The Company will deliver to the Trustee copies of all documents delivered to the Collateral Agent pursuant to the Security Documents, and the Company will, and will cause each Guarantor to, do or cause to be done all such acts and things as may be required by the provisions of the Security Documents to assure and confirm to the Trustee that the Collateral Agent holds for the benefit of the Trustee and the Holders duly created, enforceable and perfected Liens to the extent required by this Indenture and the Security Documents, as from time to time constituted.

Section 12.03. RELEASE OF COLLATERAL

(A) The Liens of the Collateral Agent created by the Security Documents shall not at any time be released on all or any portion of the Collateral from the Liens created by the Security Documents unless such release is in accordance with the provisions of this Indenture and the applicable Security Documents.

(B) The release of any Collateral from the Liens created by the Security Documents shall not be deemed to impair the security under this Indenture in contravention of the provisions hereof if and to the extent the Collateral is released pursuant to this Indenture and the Security Documents. The Company and the Guarantors shall not be required to comply with Section 314(d) of the Trust Indenture Act in connection with any release of Collateral. For the avoidance of doubt, the automatic release of any current assets constituting Collateral in connection with the sale, lease or other similar disposition of such inventory of the Company and the Guarantors in the ordinary course of business shall not require delivery of any reports, certificates, opinions or other formal documentation.

Section 12.04. SPECIFIED RELEASES OF COLLATERAL

(A) Collateral shall be released from the Liens created by the Security Documents at any time or from time to time in accordance with the provisions of the Security Documents or as provided in this Indenture. The Liens securing the Collateral shall be automatically released without the need for further action by any Person under any one or more of the following circumstances:

(i) in part, as to any property that is sold, transferred, disbursed or otherwise disposed of by the Company or any Guarantor (other than to the Company or any Guarantor) in a transaction not prohibited by this Indenture at the time of such sale, transfer, disbursement or disposition;

(ii) in whole with respect to the Collateral of any Guarantor, upon the release of the Guarantee of such Guarantor in accordance with this Indenture;

(iii) in whole or in part, as applicable, as to all or any portion of the Collateral which has been taken by eminent domain, condemnation or similar circumstances; and

(iv) in part, in accordance with the applicable provisions of the Security Documents.

(B) Upon the request of the Company pursuant to an Officer’s Certificate and Opinion of Counsel confirming that all conditions precedent hereunder and under the Security Documents, if any, have been met, and any instruments of termination, satisfaction or release prepared by the Company or the Guarantors, as the case may be, the Collateral Agent, without the consent of any Holder or the Trustee and at the expense of the Company or the Guarantors, shall execute, deliver or acknowledge or authorize the filing by Company or the Guarantors of such instruments or releases (in form reasonably satisfactory to the Collateral Agent) reasonably requested by the Company in order to evidence the release from the Liens created by the Security Documents of any Collateral permitted to be released pursuant to this Indenture, the Security Documents, any such release to be made without any recourse, representation or warranty of the Collateral Agent.

Section 12.05. RELEASE UPON SATISFACTION AND DISCHARGE OR AMENDMENT

(A) The Liens on all Collateral granted under the Security Documents that secure the Notes and the Guarantees shall be automatically terminated and released without the need for further action by any Person:

(i) upon the full and final payment and performance of the Company’s and the Guarantors’ respective obligations under this Indenture, the Notes and the Guarantees (other than contingent obligations that have yet to accrue);

(ii) upon satisfaction and discharge of this Indenture as described under Article 10; or

(iii) with the written consent of Holders of at least 66-2/3% in aggregate principal amount of the outstanding Notes.

(B) Upon the request of the Company contained in an Officer’s Certificate and Opinion of Counsel confirming that all conditions precedent hereunder and under the Security Documents have been met, any instruments of termination, satisfaction or release prepared by the Company or the Guarantors, as the case may be, the Collateral Agent, without the consent of any Holder or the Trustee and at the expense of the Company or the Guarantors, shall execute, deliver or acknowledge or authorize the filing by the Company or the Guarantors of such instruments or releases to evidence the release from the Liens created by the Security Documents of any Collateral permitted to be released pursuant to this Indenture, or the Security Documents, any such release to be made without any recourse, representation or warranty of the Collateral Agent and to be in a form reasonably acceptable to the Collateral Agent.

Section 12.06. FORM AND SUFFICIENCY OF RELEASE AND SUBORDINATION

In the event that the Company or any Guarantor has sold, exchanged, or otherwise disposed of or proposes to sell, exchange or otherwise dispose of any portion of the Collateral that may be sold, exchanged or otherwise disposed of by the Company or such Guarantor to any Person other than the Company or a Guarantor, and the Company or such Guarantor requests, pursuant to an Officer’s Certificate and Opinion of Counsel confirming that all conditions precedent hereunder and under the Security Documents to the release of such Collateral have been met, that (a) the Trustee or Collateral Agent furnish a written disclaimer, release or quit-claim of any interest in such property under this Indenture and the Security Documents, or, (b) to the extent applicable to such Collateral, take all action that is necessary or reasonably requested by the Company in writing (in each case at the expense of the Company) to release and reconvey to the Company or such Guarantor, without recourse, such Collateral or deliver such Collateral in its possession to the Company or such Guarantor, the Trustee and the Collateral Agent, as applicable, shall execute, acknowledge (without any recourse, representation and warranty) and deliver to and/or authorize the filing by the Company or such Guarantor (in the form prepared by the Company at the Company’s sole expense) such an instrument (in form reasonably satisfactory to the Collateral Agent) promptly or take such other action so requested, including deliver to the Company or such Guarantor applicable Collateral in Collateral Agent’s possession after satisfaction of the conditions set forth herein for delivery of any such release.

Section 12.07. PURCHASER PROTECTED

No purchaser or grantee of any property or rights purported to have been released from the Lien of this Indenture or of the Security Documents shall be bound to ascertain the authority of the Trustee or the Collateral Agent, as applicable, to execute the release or to inquire as to the existence of any conditions herein prescribed for the exercise of such authority; nor shall any purchaser or grantee of any property or rights permitted by this Indenture to be sold or otherwise disposed of by the Company be under any obligation to ascertain or inquire into the authority of the Company to make such sale or other disposition.

Section 12.08. AUTHORIZATION OF ACTIONS TO BE TAKEN BY THE COLLATERAL AGENT UNDER THE SECURITY DOCUMENTS

(A) Subject to the provisions of the applicable Security Documents, each Holder, by acceptance of the Notes, appoints U.S. Bank Trust Company, National Association as Collateral Agent consents to the terms of and agrees that the Collateral Agent shall, and the Collateral Agent is hereby authorized and directed to, execute and deliver the Security Documents to which it is a party and all agreements, documents and instruments incidental thereto, binding the Holders to the terms thereof, and act in accordance with the terms thereof. For the avoidance of doubt, the Collateral Agent shall have no discretion under this Indenture or the Security Documents and whenever reference is made in this Indenture to any action by, consent, designation, specification, requirement or approval of, notice, request or other communication from, or other direction given or action to be undertaken or to be (or not to be) suffered or omitted by the Collateral Agent or to any election, decision, opinion, acceptance, use of judgment, expression or satisfaction or other exercise of discretion, rights or remedies to be made (or not to be made) by the Collateral Agent, it is understood in all cases that the Collateral Agent shall not be required to make or give and shall be fully protected in not making or giving any determination, consent, approval, request or direction without the written direction of the Holders of at least 66-2/3% in aggregate principal amount of then outstanding Notes, the Trustee or the Company, as applicable. This provision is intended solely for the benefit of the Collateral Agent and its successors and permitted assigns and is not intended to and will not entitle the other parties hereto to any defense, claim or counterclaim, or confer any rights or benefits on any party hereto. Further, the Collateral Agent shall be under no obligation to exercise any of its rights and powers under this Indenture at the request or direction of any Holders, unless such Holder shall have offered, and if requested, provided to the Collateral Agent security and indemnity satisfactory to the Collateral Agent against any loss, cost, liability or expense which might be incurred by the Collateral Agent in compliance with such direction or request and then only to the extent required by the terms of this Indenture.

(B) No provision of this Indenture or the Security Documents shall require the Collateral Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or thereunder or to take or omit to take any action hereunder or thereunder or take any action at the request or direction of Holders or the Trustee if it shall have reasonable grounds for believing that repayment of such funds is not assured to it. Notwithstanding anything to the contrary contained in this Indenture or the Security Documents, in the event the Collateral Agent is entitled or required to commence an action to foreclose or otherwise exercise its remedies to acquire control or possession of the Collateral, the Collateral Agent shall not be required to commence any such action or exercise any remedy or take any such other action if the Collateral Agent has determined that the Collateral Agent may incur personal liability as a result of the presence at, or release on or from, the Collateral or such property, of any hazardous substances unless the Collateral Agent has received security or indemnity from the Holders in an amount and in a form satisfactory to the Collateral Agent in its sole discretion, protecting the Collateral Agent from all such liability. The Collateral Agent shall at any time be entitled to cease taking any action described in this clause if it no longer reasonably deems any indemnity, security or undertaking from the Company or the Holders to be sufficient.

(C) So long as an Event of Default is not continuing, the Company may direct the Collateral Agent in writing in connection with any action required or permitted by this Indenture or the Security Documents. During the continuance of an Event of Default, the Trustee, or the requisite Holders pursuant to Section 7.05, may direct the Collateral Agent in connection with any action required or permitted by this Indenture or the Security Documents.

(D) The Collateral Agent shall not be deemed to have knowledge or notice of the occurrence of any Default or Event of Default, unless the Collateral Agent shall have received written notice from the Trustee, a Holder or the Company referring to this Indenture, describing such Default or Event of Default and stating that such notice is a “notice of default.” The Collateral Agent shall take such action with respect to such Default or Event of Default as may be requested by the Trustee or the Holders of at least 66-2/3% in aggregate principal amount of then outstanding Notes subject to this Article 12.

Section 12.09. AUTHORIZATION OF RECEIPT OF FUNDS BY THE TRUSTEE UNDER THE SECURITY DOCUMENTS

The Collateral Agent is authorized to receive any funds for the benefit of itself, the Trustee and the Holders distributed under the Security Documents and to make further distributions of such funds to itself, the Trustee and the Holders in accordance with the provisions of Section 7.11 and the other provisions of this Indenture. Such funds shall be held on deposit by the Trustee without investment (unless otherwise provided in this Indenture), and the Trustee shall have no liability for interest or other compensation thereon.

Section 12.10. ACTION BY THE COLLATERAL AGENT

Beyond the exercise of reasonable care in the custody thereof, the Collateral Agent shall have no duty as to any Collateral in its possession or control or in the possession or control of any agent or bailee or any income thereon or as to preservation of rights against prior parties or any other rights pertaining thereto. The Collateral Agent shall be deemed to have exercised reasonable care in the custody of the Collateral in its possession if the Collateral is accorded treatment substantially equal to that which the Collateral Agent accords its own property and shall not be liable or responsible for any loss or diminution in the value of any of the Collateral, by reason of the act or omission of any carrier, forwarding agency or other agent or bailee selected by the Collateral Agent in good faith and with reasonable care.

Neither the Trustee nor Collateral Agent shall be responsible for (i) the existence, genuineness or value of any of the Collateral; (ii) the validity, perfection, priority or enforceability of the Liens intended to be created by this Indenture or the Security Documents in any of the Collateral, whether impaired by operation of law or by reason of any action or omission to act on its part hereunder (except to the extent such action or omission constitutes gross negligence or willful misconduct on the part of the Collateral Agent (as determined by a final non-appealable order of a court of competent jurisdiction not subject to appeal)); (iii) the sufficiency of the Collateral; (iv) the validity of the title of the Company and the Guarantors to any of the Collateral; (v) insuring the Collateral; (vi) any action taken or omitted to be taken by it under or in connection with this Indenture or the Security Documents or the transactions contemplated hereby (except for its own gross negligence or willful misconduct as determined by a final nonappealable order of a court of competent jurisdiction) or (vii) any recital, statement, representation, warranty, covenant or agreement made by the Company or any Affiliate of the Company, or any officer or Affiliate thereof, contained in this Indenture or in any certificate, report, statement or other document referred to or provided for in, or received by the Collateral Agent under or in connection with, this Indenture. The Company and the Guarantors shall be responsible for the maintenance of the Collateral and for the payment of taxes, charges or assessments upon the Collateral. For the avoidance of doubt, nothing herein shall require the Collateral Agent or the Trustee to file financing statements or continuation statements, or be responsible for maintaining the security interests purported to be created and described herein (except for the safe custody of any Collateral in its possession and the accounting for moneys actually received by it under this Indenture or the Security Documents) and such responsibility shall be solely that of the Company. The Collateral Agent shall not be under any obligation to the Trustee or any Holder to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this Indenture or to inspect the properties, books, or records of the Company or any of its Affiliates.

Section 12.11. COMPENSATION AND INDEMNITY.

(A) The Company shall pay to the Collateral Agent from time to time compensation as shall be agreed to in writing by the Company and the Collateral Agent for its acceptance of this Indenture, the Security Documents and services hereunder. The Company shall reimburse the Collateral Agent promptly upon request for all reasonable disbursements, advances and reasonable and documented out-of-pocket expenses incurred or made by it in connection with Collateral Agent’s duties under this Indenture and the Security Documents, including the reasonable compensation, disbursements and expenses of the Collateral Agent’s agents and counsel, except any disbursement, advance or expense as may be attributable to the Collateral Agent’s willful misconduct or gross negligence.

(B) The Company and the Guarantors shall, jointly and severally, indemnify the Collateral Agent and any predecessor Collateral Agent and each of their agents, employees, officers and directors for, and hold them harmless against, any and all losses, liabilities, claims, damages or expenses (including the fees and expenses of counsel to the Collateral Agent and any environmental liabilities) incurred by it arising out of or in connection with the acceptance or administration of its duties under this Indenture and the Security Documents, including, without limitation (i) any claim relating to the grant to the Collateral Agent of any Lien in any property or assets of the Company or the Guarantors and (ii) the costs and expenses of enforcing this Indenture and the Security Documents against the Company and the Guarantors (including this Section 12.11) and defending itself against or investigating any claim (whether asserted by the Company, the Guarantors, any Holder or any other Person) or liability in connection with the exercise or performance of any of its powers or duties hereunder or thereunder, except to the extent any such loss, liability, claim, damage or expense shall have been determined by a court of competent jurisdiction to have been attributable to its willful misconduct or gross negligence. The Collateral Agent shall notify the Company promptly of any claim for which it may seek indemnity. Failure by the Collateral Agent to so notify the Company shall not relieve the Company or the Guarantors of their obligations hereunder, except to the extent the Company or the Guarantors are materially prejudiced thereby. At the Collateral Agent’s sole discretion, the Company and the Guarantors shall defend any claim or threatened claim asserted against the Collateral Agent, with counsel reasonably satisfactory to the Collateral Agent, and the Collateral Agent shall cooperate in the defense at the Company’s and the Guarantors’ expense. The Collateral Agent may have separate U.S. counsel (and one separate foreign counsel in each applicable non-U.S. jurisdiction) and the Company and the Guarantors shall pay the reasonable fees and expenses of such counsel. The Company and the Guarantors need not pay for any settlement made without their consent, which consent shall not be unreasonably withheld.

(C) The Collateral Agent shall be entitled to all rights, privileges, immunities and protections of the Trustee set forth in this Indenture whether or not expressly stated therein, including but not limited to the right to be compensated, reimbursed and indemnified under Section 11.06, in the acceptance, execution, delivery and performance of the Security Documents as though fully set forth therein. Notwithstanding any provision to the contrary contained elsewhere in this Indenture or the Security Documents, the Collateral Agent shall not have any duties or responsibilities, except those expressly set forth in this Indenture or the Security Documents to which the Collateral Agent is a party, nor shall the Collateral Agent have or be deemed to have any fiduciary relationship with the Trustee, any Holder or the Company, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Indenture or the Security Documents or otherwise exist against the Collateral Agent. Without limiting the generality of the foregoing sentence, the use of the term “agent” in this Indenture with reference to the Collateral Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable law. Instead, such term is used merely as a matter of market custom, and is intended to create or reflect only an administrative relationship between independent contracting parties.

(D) The obligations of the Company and the Guarantors under this Section 12.11 shall survive the satisfaction and discharge of this Indenture and the resignation, removal or replacement of the Collateral Agent.

Section 12.12. POST-CLOSING COLLATERAL

To the extent the Company and the Guarantors are not able to execute and deliver all Security Documents required in connection with the creation and perfection of the Liens of the Collateral Agent on the Collateral (to the extent required by this Indenture or such Security Documents) on or prior to the Issue Date, the Company and the Guarantors will use their commercially reasonable efforts to have all security interests in the Collateral duly created and enforceable and perfected, to the extent required by this Indenture or such Security Documents, within the time period required by the Security Documents.

Article 13. MISCELLANEOUS

Section 13.01. NOTICES.

Any notice or communication by the Company or the Trustee (including in its capacity as Collateral Agent and any Note Agent) to the other will be deemed to have been duly given if in writing and delivered in person or by first class mail (registered or certified, return receipt requested), facsimile transmission, electronic transmission or other similar means of unsecured electronic communication or overnight air courier guaranteeing next day delivery, or to the other’s address, which initially is as follows:

If to the Company:

To: [•]

Attn: [•]

Email: [•]

with a copy (which will not constitute notice) to:

[•]

Attn: [•]

Email: [•]

If to the Paying Agent, Registrar, Trustee or Collateral Agent:

U.S. Bank Trust Company, National Association

Global Corporate Trust Services

60 Livingston Avenue

St. Paul, MN 55107

Attn: Account Administration (Getaround Notes)

Email: Benjamin.krueger@usbank.com

The Company, the Paying Agent, the Registrar, the Trustee or the Collateral Agent, by notice to the other, may designate additional or different addresses (including facsimile numbers and electronic addresses) for subsequent notices or communications.

All notices and communications (other than those sent to Holders) will be deemed to have been duly given: (A) at the time delivered by hand, if personally delivered; (B) five (5) Business Days after being deposited in the mail, postage prepaid, if mailed; (C) when receipt acknowledged, if transmitted by facsimile, electronic transmission or other similar means of unsecured electronic communication; and (D) the next Business Day after timely delivery to the courier, if sent by overnight air courier guaranteeing next day delivery.

All notices or communications required to be made to a Holder pursuant to this Indenture must be made in writing and will be deemed to be duly sent or given in writing if mailed by first class mail, certified or registered, return receipt requested, or by overnight air courier guaranteeing next day delivery, to its address shown on the Register; provided, however, that a notice or communication to a Holder of a Global Note may, but need not, instead be sent pursuant to the Applicable Procedures (in which case, such notice will be deemed to be duly sent or given in writing). The failure to send a notice or communication to a Holder, or any defect in such notice or communication, will not affect its sufficiency with respect to any other Holder. All notices, approvals, consents, requests and any communications hereunder must be in writing (provided that any communication sent to Trustee hereunder must be in the form of a document that is signed manually or by way of a digital signature), in English, and signatures of the parties hereto transmitted by facsimile, PDF or other electronic transmission (including any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) will constitute effective execution and delivery of this Indenture as to the other parties hereto and will be deemed to be their original signatures for all purposes; provided, notwithstanding anything to the contrary set forth herein, the Trustee is under no obligation to agree to accept electronic signatures in any form or format unless express agreed to by the Trustee pursuant to procedures approved by the Trustee. The Company agrees to assume all risks arising out of the use of digital signatures and electronic methods to submit communications to Trustee, including, without limitation, the risk of the Trustee acting on unauthorized instructions, and the risk of interception and misuse by third parties.

If the Trustee is then acting as the Depositary’s custodian for the Notes, then, at the reasonable request of the Company to the Trustee, the Trustee will cause any notice prepared by the Company to be sent to any Holder(s) pursuant to the Applicable Procedures, provided such request is evidenced in a Company Order delivered, together with the text of such notice, to the Trustee at least two (2) Business Days before the date such notice is to be so sent. For the avoidance of doubt, such Company Order need not be accompanied by an Officer’s Certificate or Opinion of Counsel. The Trustee will not have any liability relating to the contents of any notice that it sends to any Holder pursuant to any such Company Order.

If a notice or communication is mailed or sent in the manner provided above within the time prescribed, it will be deemed to have been duly given, whether or not the addressee receives it.

Notwithstanding anything to the contrary in this Indenture or the Notes, (A) whenever any provision of this Indenture requires a party to send notice to another party, no such notice need be sent if the sending party and the recipient are the same Person acting in different capacities; and (B) whenever any provision of this Indenture requires a party to send notice to more than one receiving party, and each receiving party is the same Person acting in different capacities, then only one such notice need be sent to such Person.

Section 13.02. DELIVERY OF OFFICER’S CERTIFICATE AND OPINION OF COUNSEL AS TO CONDITIONS PRECEDENT.

Upon any request or application by the Company to the Trustee or the Collateral Agent to take any action under this Indenture (other than the Opinion of Counsel described in (B) with respect to the initial authentication of Notes under this Indenture), the Company will furnish to the Trustee and the Collateral Agent:

(A) an Officer’s Certificate in form reasonably satisfactory to the Trustee that complies with Section 13.03 and states that, in the opinion of the signatory thereto, all conditions precedent and covenants, if any, provided for in this Indenture relating to such action have been satisfied; and

(B) an Opinion of Counsel in form reasonably satisfactory to the Trustee that complies with Section 13.03 and states that, in the opinion of such counsel, all such conditions precedent and covenants, if any, have been satisfied.

Section 13.03. STATEMENTS REQUIRED IN OFFICER’S CERTIFICATE AND OPINION OF COUNSEL.

Each Officer’s Certificate (other than an Officer’s Certificate pursuant to Section 3.05) or Opinion of Counsel with respect to compliance with a covenant or condition provided for in this Indenture will include:

(A) a statement that the signatory thereto has read such covenant or condition;

(B) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained therein are based;

(C) a statement that, in the opinion of such signatory, he, she or it has made such examination or investigation as is necessary to enable him, her or it to express an informed opinion as to whether or not such covenant or condition has been satisfied; and

(D) a statement as to whether, in the opinion of such signatory, such covenant or condition has been satisfied.

Section 13.04. RULES BY THE TRUSTEE, THE REGISTRAR AND THE PAYING AGENT.

The Trustee may make reasonable rules for action by or at a meeting of Holders. The Collateral Agent, Conversion Agent, Registrar or Paying Agent may make reasonable rules and set reasonable requirements for its functions.

Section 13.05. NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND SHAREHOLDERS.

No past, present or future director, officer, employee, incorporator or shareholder of the Company, as such, will have any liability for any obligations of the Company under this Indenture or the Notes or for any claim based on, in respect of, or by reason of, such obligations or their creation. By accepting any Note, each Holder waives and releases all such liability. Such waiver and release are part of the consideration for the issuance of the Notes.

Section 13.06. GOVERNING LAW; WAIVER OF JURY TRIAL.

THIS INDENTURE AND THE NOTES, AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS INDENTURE OR THE NOTES, WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK. EACH OF THE COMPANY, THE TRUSTEE, THE COLLATERAL AGENT AND THE HOLDERS OF THE NOTES BY THEIR ACCEPTANCE THEREOF IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE, THE NOTES OR THE TRANSACTIONS CONTEMPLATED BY THIS INDENTURE OR THE NOTES.

Section 13.07. SUBMISSION TO JURISDICTION.

Any legal suit, action or proceeding arising out of or based upon this Indenture or the transactions contemplated by this Indenture may be instituted in the federal courts of the United States of America located in the City of New York or the courts of the State of New York, in each case located in the City of New York (collectively, the “Specified Courts”), and each party irrevocably submits to the non-exclusive jurisdiction of such courts in any such suit, action or proceeding. Service of any process, summons, notice or document by mail (to the extent allowed under any applicable statute or rule of court) to such party’s address set forth in Section 13.01 will be effective service of process for any such suit, action or proceeding brought in any such court. Each of the Company, the Trustee, the Collateral Agent and each Holder (by its acceptance of any Note) irrevocably and unconditionally waives any objection to the laying of venue of any suit, action or other proceeding in the Specified Courts and irrevocably and unconditionally waives and agrees not to plead or claim any such suit, action or other proceeding has been brought in an inconvenient forum.

Section 13.08. NO ADVERSE INTERPRETATION OF OTHER AGREEMENTS.

Neither this Indenture nor the Notes may be used to interpret any other indenture, note, loan or debt agreement of the Company or its Subsidiaries or of any other Person, and no such indenture, note, loan or debt agreement may be used to interpret this Indenture or the Notes.

Section 13.09. SUCCESSORS.

All agreements of the Company in this Indenture and the Notes will bind its successors. All agreements of the Trustee in this Indenture will bind its successors.

Section 13.10. FORCE MAJEURE.

The Trustee, the Collateral Agent and each Note Agent will not incur any liability for not performing or for any delay in performing any act or fulfilling any duty, obligation or responsibility under this Indenture or the Notes by reason of any occurrence beyond its control (including, without limitation, any act or provision of any present or future law or regulation or governmental authority, act of God, earthquakes, fires, floods, sabotage, epidemics, pandemics, riots, interruptions loss or malfunction of utilities, computer (hardware or software) or communications service, accidents, acts of war, civil or military unrest, labor disputes, acts of civil or military authority or governmental actions, local or national disturbance or disaster, act of terrorism or unavailability of the Federal Reserve Bank wire or facsimile or other wire or communication facility).

Section 13.11. U.S.A. PATRIOT ACT.

The Company acknowledges that, in accordance with Section 326 of the U.S.A. PATRIOT Act, the Trustee, like all financial institutions, in order to help fight the funding of terrorism and money laundering, is required to obtain, verify and record information that identifies each person or legal entity that establishes a relationship or opens an account with the Trustee. The Company agrees to provide the Trustee with such information as it may request to enable the Trustee to comply with the U.S.A. PATRIOT Act.

Section 13.12. CALCULATIONS.

Except as otherwise provided in this Indenture, the Company will be responsible for making all calculations called for under this Indenture or the Notes, including determinations of the Last Reported Sale Price, Cash Interest, PIK Interest, the Redemption Principal Amount, the Redemption Price and accrued interest on the Notes and the Conversion Rate. None of the Trustee, the Paying Agent, the Registrar nor the Conversion Agent will have any liability or responsibility for any calculation under this Indenture or in connection with the Notes, any information used in connection with such calculation or any determination made in connection with a conversion. For the avoidance of doubt, the Trustee will not be obligated to make or confirm any calculations called for under this Indenture or the Notes.

The Company will make all calculations in good faith, and, absent manifest error, its calculations will be final and binding on all Holders. The Company will provide a schedule of its calculations in writing to the Trustee and the Conversion Agent, and each of the Trustee and the Conversion Agent may rely conclusively on the accuracy of the Company’s calculations without independent verification. The Trustee will promptly forward a copy of each such schedule to a Holder upon its written request therefor.

Section 13.13. SEVERABILITY; ENTIRE AGREEMENT.

If a court of competent jurisdiction declares any provision of this Indenture or the Notes is invalid, illegal or unenforceable, then the validity, legality and enforceability of the remaining provisions of this Indenture or the Notes will not in any way be affected or impaired thereby. This Indenture and the exhibits hereto set forth the entire agreement and understanding of the parties related to this transaction and supersede all prior agreements and understandings, written or oral.

Section 13.14. COUNTERPARTS.

The parties may sign any number of copies of this Indenture. Each signed copy will be an original, and all of them together represent the same agreement. Delivery of an executed counterpart of this Indenture by facsimile, electronically in portable document format or in any other format will be effective as delivery of a manually executed counterpart.

Section 13.15. TABLE OF CONTENTS, HEADINGS, ETC.

The table of contents and the headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part of this Indenture and will in no way modify or restrict any of the terms or provisions of this Indenture.

[The Remainder of This Page Intentionally Left Blank; Signature Page Follows]

IN WITNESS WHEREOF, the parties to this Indenture have caused this Indenture to be duly executed as of the date first written above.

GETAROUND, INC.

By:
Name:
Title:

[•]

By:
Name:
Title:

[•]

By:
Name:
Title:

[Signature Page to Indenture]

U.S BANK TRUST COMPANY, NATIONAL
ASSOCIATION , AS TRUSTEE, PAYING AGENT, REGISTRAR AND COLLATERAL AGENT

By:
Name:
Title:

[Signature Page to Indenture]

EXHIBIT A

FORM OF NOTE

[Insert Global Note Legend, if applicable]

[Insert Restricted Note Legend, if applicable]

[Insert OID Legend, if applicable]

[Insert Non-Affiliate Legend]

GETAROUND, INC.

8.00% / 9.50% Convertible Senior Secured PIK Toggle Note due 2027

CUSIP No.: [___]	Certificate No. [___]
ISIN No.: [___]

Getaround, Inc., a Delaware corporation, for value received, promises to pay to [Cede & Co.], or its registered assigns, the principal sum of [___] dollars ($[___]) [(as revised by the attached Schedule of Exchanges of Interests in the Global Note and as increased by the PIK Interest on the books and records of the Registrar pursuant to the Indenture)]1 on [•], 2027 and to pay interest thereon, as provided in the Indenture referred to below, until the principal and all accrued and unpaid interest are paid or duly provided for.

Interest Payment Dates: [•] and [•] of each year, commencing on [•], 2022.

Regular Record Dates: [•] and [•] immediately preceding each Interest Payment Date (whether or not a Business Day).

Additional provisions of this Note are set forth on the other side of this Note.

[The Remainder of This Page Intentionally Left Blank; Signature Page Follows]

[1]	Insert bracketed language for Global Notes only.

IN WITNESS WHEREOF, Getaround, Inc. has caused this instrument to be duly executed as of the date set forth below.

GETAROUND, INC.

Date:	By:
Name:
Title:

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

U.S. Bank Trust Company, National Association, as Trustee, certifies that this is one of the Notes referred to in the within-mentioned Indenture.

Date:	By:
Authorized Signatory

GETAROUND, INC.

8.00% / 9.50% Convertible Senior Secured PIK Toggle Note due 2027

This Note is one of a duly authorized issue of notes of Getaround, Inc., a Delaware corporation (the “Company”), designated as its 8.00% / 9.50% Convertible Senior Secured PIK Toggle Notes due 2027 (the “Notes”), all issued or to be issued pursuant to an indenture, dated as of [•], 2022 (as the same may be amended from time to time, the “Indenture”), between the Company and U.S. Bank Trust Company, National Association, as paying agent, registrar, trustee and collateral agent. Capitalized terms used in this Note without definition have the respective meanings ascribed to them in the Indenture.

The Indenture sets forth the rights and obligations of the Company, the Trustee and the Holders and the terms of the Notes. Notwithstanding anything to the contrary in this Note, to the extent that any provision of this Note conflicts with the provisions of the Indenture, the provisions of the Indenture will control.

1. Interest. This Note will accrue interest at a rate and in the manner set forth in Section 2.05 of the Indenture. Stated Interest on this Note will begin to accrue from, and including, [•], 2022.

Stated Interest will accrue as Cash Interest or PIK Interest in accordance with Section 2.05(A).

2. Maturity. This Note will mature on [•], 2027, unless earlier repurchased, redeemed or converted.

3. Method of Payment. Cash amounts due on this Note will be paid in the manner set forth in Section 2.04 of the Indenture. PIK Interest will be paid in the manner set forth in Section 2.05(B) of the Indenture.

4. Persons Deemed Owners. The Holder of this Note will be treated as the owner of this Note for all purposes.

5. Denominations; Transfers and Exchanges. All Notes will be in registered form, without coupons, in principal amounts equal to any Authorized Denominations. Subject to the terms of the Indenture, the Holder of this Note may transfer or exchange this Note by presenting it to the Registrar and delivering any required documentation or other materials.

6. Right of Holders to Require the Company to Repurchase Notes upon a Fundamental Change. If a Fundamental Change occurs, then each Holder will have the right to require the Company to repurchase such Holder’s Notes (or any portion thereof in an Authorized Denomination) for cash in the manner, and subject to the terms, set forth in Section 4.02 of the Indenture.

7. Right of the Company to Redeem the Notes. The Company will have the right to redeem the Notes for cash in the manner, and subject to the terms, set forth in Section 4.03 of the Indenture.

8. Conversion. The Holder of this Note may convert this Note into Conversion Consideration in the manner, and subject to the terms, set forth in Article 5 of the Indenture.

9. When the Company May Merge, Etc. Article 6 of the Indenture places limited restrictions on the Company’s ability to be a party to a Business Combination Event.

10. Defaults and Remedies. If an Event of Default occurs, then the principal amount of, and all accrued and unpaid interest on, all of the Notes then outstanding may (and, in certain circumstances, will automatically) become due and payable in the manner, and subject to the terms, set forth in Article 7 of the Indenture.

11. Registration Rights. The Holder of this Note is entitled to registration rights as set forth in the Subscription Agreement.

12. Amendments, Supplements and Waivers. The Company and the Trustee may amend or supplement the Indenture or the Notes or waive compliance with any provision of the Indenture or the Notes in the manner, and subject to the terms, set forth in Section 7.05 and Article 8 of the Indenture.

13. No Personal Liability of Directors, Officers, Employees and Shareholders. No past, present or future director, officer, employee, incorporator or shareholder of the Company, as such, will have any liability for any obligations of the Company under the Indenture or the Notes or for any claim based on, in respect of, or by reason of, such obligations or their creation. By accepting any Note, each Holder waives and releases all such liability. Such waiver and release are part of the consideration for the issuance of the Notes.

14. Authentication. No Note will be valid until it is authenticated by the Trustee. A Note will be deemed to be duly authenticated only when an authorized signatory of the Trustee (or a duly appointed authenticating agent) manually signs the certificate of authentication of such Note.

15. Abbreviations. Customary abbreviations may be used in the name of a Holder or its assignee, such as TEN COM (tenants in common), TEN ENT (tenants by the entireties), JT TEN (joint tenants with right of survivorship and not as tenants in common), CUST (custodian), and U/G/M/A (Uniform Gift to Minors Act).

16. Governing Law. THIS NOTE, AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS NOTE, WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

* * *

To request a copy of the Indenture, which the Company will provide to any Holder at no charge, please send a written request to the following address:

Getaround, Inc.
[Address]

SCHEDULE OF EXCHANGES OF INTERESTS IN THE GLOBAL NOTE1

INITIAL PRINCIPAL AMOUNT OF THIS GLOBAL NOTE: $[___]

The following exchanges, transfers or cancellations of this Global Note have been made:

Date	Amount of Increase (Decrease) in Principal Amount of this Global Note	Principal Amount of this Global Note After Such Increase (Decrease)	Signature of Authorized Signatory of Trustee or Common Depositary

[1]	Insert for Global Notes only.

NOTICE OF CONVERSION

GETAROUND, INC.

8.00% / 9.50% Convertible Senior Secured PIK Toggle Note due 2027

Subject to the terms of the Indenture, by executing and delivering this Notice of Conversion, the undersigned Holder of the Note identified below directs the Company to convert (check one):

☐	the entire principal amount of

☐	$ [2] aggregate principal amount of

the Note identified by CUSIP No.                 and Certificate No.                 .

The undersigned acknowledges that if the Conversion Date of a Note to be converted is after a Regular Record Date and before the next Interest Payment Date, then such Note, when surrendered for conversion, must, in certain circumstances, be accompanied with an amount of cash equal to the interest that would have accrued on such Note to, but excluding, such Interest Payment Date.

Date:
(Legal Name of Holder)

By:
Name:
Title:

Signature Guaranteed:

Participant in a Recognized Signature
Guarantee Medallion Program

By:
Authorized Signatory

[2]	Must be an Authorized Denomination.

FUNDAMENTAL CHANGE REPURCHASE NOTICE

GETAROUND, INC.

8.00% / 9.50% Convertible Senior Secured PIK Toggle Note due 2027

Subject to the terms of the Indenture, by executing and delivering this Fundamental Change Repurchase Notice, the undersigned Holder of the Note identified below is exercising its Fundamental Change Repurchase Right with respect to (check one):

☐	the entire principal amount of

☐	$ [1] aggregate principal amount of

the Note identified by CUSIP No.                 and Certificate No.                 .

The undersigned acknowledges that this Note, duly endorsed for transfer, must be delivered to the Paying Agent before the Fundamental Change Repurchase Price will be paid.

Date:
(Legal Name of Holder)

By:
Name:
Title:

Signature Guaranteed:

Participant in a Recognized Signature
Guarantee Medallion Program

By:
Authorized Signatory

[1]	Must be an Authorized Denomination.

ASSIGNMENT FORM

GETAROUND, INC.

8.00% / 9.50% Convertible Senior Secured PIK Toggle Note due 2027

Subject to the terms of the Indenture, the undersigned Holder of the within Note assigns to:

Name:

Address:

Social security or tax identification number:

the within Note and all rights thereunder irrevocably appoints:

as agent to transfer the within Note on the books of the Company. The agent may substitute another to act for him/her.

Date:
(Legal Name of Holder)

By:
Name:
Title:

Signature Guaranteed:

Participant in a Recognized Signature
Guarantee Medallion Program

By:
Authorized Signatory

TRANSFEROR ACKNOWLEDGMENT

If the within Note bears a Restricted Note Legend, the undersigned further certifies that (check one):

1.	☐ Such Transfer is being made to the Company or a Subsidiary of the Company.

2.	☐ Such Transfer is being made pursuant to, and in accordance with, a registration statement that is effective under the Securities Act at the time of the Transfer.

3.	☐ Such Transfer is being made pursuant to offers and sales to non-U.S. persons that occur outside the United States within the meaning of Regulation S under the Securities Act).

4.

☐ Such Transfer is being made pursuant to, and in accordance with, Rule 144A under the Securities Act, and, accordingly, the undersigned further certifies that the within Note is being transferred to a Person that the undersigned reasonably believes is purchasing the within Note for its own account, or for one or more accounts with respect to which such Person exercises sole investment discretion, and such Person and each such account is a “qualified institutional buyer” within the meaning of Rule 144A under the Securities Act in a transaction meeting the requirements of Rule 144A.

5.

☐ Such Transfer is being made pursuant to, and in accordance with, any other available exemption from the registration requirements of the Securities Act (including, if available, the exemption provided by Rule 144 under the Securities Act).

If item 5 is checked and such transfer is being made pursuant to a privately negotiated transaction exempt from the registration requirement under the Securities Act of 1933 to a Person that the undersigned reasonably believes is purchasing the within Note for its own account, or for one or more accounts with respect to which such Person exercises sole investment discretion, and such Person and each such account is a “qualified institutional buyer” within the meaning of Rule 144A under the Securities Act or an “accredited investor” as defined in rule 501(a)(1), (2), (3), (7), (8), (9), (12) or (13) of Regulation D under the Securities Act, the transferee must complete and execute the acknowledgment on the next page.

Dated:

(Legal Name of Holder)

By:
Name:
Title:

Signature Guaranteed:

(Participant in a Recognized Signature
Guarantee Medallion Program)

By:
Authorized Signatory

TRANSFEREE ACKNOWLEDGMENT

The undersigned represents that it is purchasing the within Note for its own account, or for one or more accounts with respect to which the undersigned exercises sole investment discretion, and that and the undersigned and each such account is a “qualified institutional buyer” within the meaning of Rule 144A under the Securities Act or an “accredited investor” as defined in rule 501(a)(1), (2), (3), (7), (8), (9), (12) or (13) of Regulation D. The undersigned acknowledges that the transferor is relying, in transferring the within Note pursuant to a privately negotiated transaction exempt from the registration requirement under the Securities Act of 1933, as amended, and that the undersigned has received such information regarding the Company as the undersigned has requested pursuant to section 3.03 of the Indenture.

Dated:

(Name of Transferee)

By:
Name:
Title:

EXHIBIT B-1

FORM OF RESTRICTED NOTE LEGEND

THE OFFER AND SALE OF THIS NOTE AND SHARES OF CLASS A COMMON STOCK ISSUABLE UPON CONVERSION OF THIS NOTE (IF ANY) HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND THIS NOTE AND SUCH SHARES MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE FOLLOWING SENTENCE. BY ITS ACQUISITION HEREOF OR THEREOF OR OF A BENEFICIAL INTEREST HEREIN OR THEREIN, THE ACQUIRER AGREES FOR THE BENEFIT OF GETAROUND, INC. (THE “COMPANY”) THAT IT WILL NOT OFFER, SELL, PLEDGE OR OTHERWISE TRANSFER THIS NOTE AND THE SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF THIS NOTE (IF ANY) OR ANY BENEFICIAL INTEREST HEREIN, EXCEPT:

(A) TO THE COMPANY OR ANY SUBSIDIARY THEREOF;

(B) PURSUANT TO A REGISTRATION STATEMENT THAT IS EFFECTIVE UNDER THE SECURITIES ACT;

(C) PURSUANT TO OFFERS AND SALES TO NON-U.S. PERSONS THAT OCCUR OUTSIDE THE UNITED STATES WITHIN THE MEANING OF REGULATION S UNDER THE SECURITIES ACT;

(D) TO A QUALIFIED INSTITUTIONAL BUYER IN COMPLIANCE WITH RULE 144A UNDER THE SECURITIES ACT; OR

(E) PURSUANT TO ANY OTHER EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

BEFORE THE REGISTRATION OF ANY SALE OR TRANSFER IN ACCORDANCE WITH (E) ABOVE, THE COMPANY, THE TRUSTEE AND THE REGISTRAR (1) SHALL RECEIVE THE TRANSFEROR ACKNOWLEDGMENT AND TRANSFEREE ACKNOWLEDGMENT AND (2) RESERVE THE RIGHT TO REQUIRE THE DELIVERY OF SUCH CERTIFICATES OR OTHER DOCUMENTATION OR EVIDENCE AS THEY MAY REASONABLY REQUIRE IN ORDER FOR THE COMPANY TO DETERMINE THAT THE PROPOSED SALE OR TRANSFER IS BEING MADE IN COMPLIANCE WITH THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS.

THIS NOTE AND THE SHARES OF CLASS A COMMON STOCK ISSUABLE UPON CONVERSION OF THIS NOTE SHALL BE ENTITLED TO THE BENEFITS OF THAT CERTAIN SUBSCRIPTION AGREEMENT, DATED [•], 2022, AMONG THE COMPANY AND THE SUBSCRIBER (AS DEFINED IN THE INDENTURE, DATED AS OF [•], 2022 BETWEEN THE COMPANY AND U.S. BANK TRUST COMPANY, NATIONAL ASSOCIATION, AS PAYING AGENT, REGISTRAR, TRUSTEE AND COLLATERAL AGENT).

B1-1

EXHIBIT B-2

FORM OF GLOBAL NOTE LEGEND

THIS IS A GLOBAL NOTE WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF THE DEPOSITARY OR A NOMINEE OF THE DEPOSITARY, WHICH MAY BE TREATED BY THE COMPANY, THE TRUSTEE AND ANY AGENT THEREOF AS THE OWNER AND HOLDER OF THIS NOTE FOR ALL PURPOSES.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (“DTC”) TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT HEREON IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN..

TRANSFERS OF THIS GLOBAL NOTE WILL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO NOMINEES OF DTC, OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR’S NOMINEE, AND TRANSFERS OF PORTIONS OF THIS GLOBAL NOTE WILL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN ARTICLE 2 OF THE INDENTURE HEREINAFTER REFERRED TO.

THIS GLOBAL NOTE AND ANY RELATED DOCUMENTATION MAY BE AMENDED OR

SUPPLEMENTED FROM TIME TO TIME TO MODIFY THE RESTRICTIONS ON AND PROCEDURES FOR RESALES AND OTHER TRANSFERS OF THIS GLOBAL NOTE TO REFLECT ANY CHANGE IN APPLICABLE LAW OR REGULATION (OR THE INTERPRETATION THEREOF) OR IN PRACTICES RELATING TO THE RESALE OR TRANSFER OF RESTRICTED SECURITIES GENERALLY. THE HOLDER OF THIS GLOBAL NOTE SHALL BE DEEMED, BY THE ACCEPTANCE HEREOF, TO HAVE AGREED TO ANY SUCH AMENDMENT OR SUPPLEMENT.

B2-1

EXHIBIT B-3

FORM OF NON-AFFILIATE LEGEND

NO AFFILIATE (AS DEFINED IN RULE 144 UNDER THE SECURITIES ACT) OF THE COMPANY OR PERSON THAT HAS BEEN AN AFFILIATE (AS DEFINED IN RULE 144 UNDER THE SECURITIES ACT) OF THE COMPANY DURING THE THREE IMMEDIATELY PRECEDING MONTHS MAY PURCHASE, OTHERWISE ACQUIRE OR OWN THIS SECURITY OR A BENEFICIAL INTEREST HEREIN.

B3-1

EXHIBIT B-4

FORM OF OID LEGEND

THIS NOTE HAS BEEN ISSUED WITH ORIGINAL ISSUE DISCOUNT FOR U.S. FEDERAL INCOME TAX PURPOSES. A HOLDER MAY OBTAIN THE ISSUE PRICE, THE AMOUNT OF ORIGINAL ISSUE DISCOUNT, THE ISSUE DATE AND THE YIELD TO MATURITY FOR THIS NOTE BY SUBMITTING A WRITTEN REQUEST FOR SUCH INFORMATION TO THE COMPANY AT THE FOLLOWING ADDRESS: GETAROUND, INC. [•], ATTN: [•].

B4-1

Exhibit C

FORM OF SUPPLEMENTAL INDENTURE

TO BE DELIVERED BY SUBSEQUENT GUARANTORS

[    ] Supplemental Indenture (this “Supplemental Indenture”), dated as of         among Getaround, Inc. (the “Company”), _______ (the “Guaranteeing Subsidiary”), a subsidiary of the Company, and U.S. Bank Trust Company, National Association, as trustee (the “Trustee”).

W I T N E S S E T H

WHEREAS, the Company has heretofore executed and delivered to the Trustee an indenture (as amended, modified or supplemented from time to time, the “Indenture”), dated as of [•], 2022, providing for the issuance of an unlimited aggregate principal amount of 8.00% / 9.50% Convertible Senior Secured PIK Toggle Notes due 2027 (the “Notes”);

WHEREAS, the Indenture provides that under certain circumstances the Guaranteeing Subsidiary may execute and deliver to the Trustee a supplemental indenture pursuant to which the Guaranteeing Subsidiary shall unconditionally guarantee all of the Company’s obligations under the Notes and the Indenture on the terms and conditions set forth herein and under the Indenture (the “Guarantee”); and

WHEREAS, pursuant to Section 8.01(B) of the Indenture, the Trustee is authorized to execute and deliver this Supplemental Indenture without the consent of Holders.

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties mutually covenant and agree for the equal and ratable benefit of the Holders as follows:

Capitalized Terms. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

Agreement to Guarantee. The Guaranteeing Subsidiary hereby agrees to be a Guarantor under the Indenture and to be bound by the terms of the Indenture applicable to Guarantors, including Article 9 thereof.

Execution and Delivery. The Guaranteeing Subsidiary agrees that the Guarantee shall remain in full force and effect notwithstanding the absence of the endorsement of any notation of such Guarantee on the Notes.

Governing Law. THIS SUPPLEMENTAL INDENTURE WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

Counterparts. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy, which may be delivered by facsimile or PDF transmission,

C-1

shall be an original, but all of them together represent the same agreement. Signatures of the parties hereto transmitted by facsimile or PDF shall be deemed to be their original signatures for all purposes. Signatures of the parties hereto transmitted by facsimile, PDF or other electronic transmission (including any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) will constitute effective execution and delivery of this Supplemental Indenture as to the other parties hereto will be deemed to be their original signatures for all purposes. The Company agrees to assume all risks arising out of the use of digital signatures and electronic methods to submit communications to Trustee, including, without limitation, the risk of the Trustee acting on unauthorized instructions, and the risk of interception and misuse by third parties.

Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction hereof.

The Trustee. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Guaranteeing Subsidiary.

Ratification of Indenture; Supplemental Indenture Part of Indenture. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder heretofore or hereafter authenticated and delivered shall be bound hereby.

Representations and Warranties by Guaranteeing Subsidiary. The Guaranteeing Subsidiary hereby represents and warrants to the Trustee that this Supplemental Indenture has been duly and validly executed and delivered by it and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms and the terms of the Indenture.

[Signature pages follow]

C-2

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed, all as of the date first above written.

GETAROUND, INC.

By:
Name:
Title:

[GUARANTEEING SUBSIDIARY]

By:
Name:
Title:

U.S. BANK TRUST COMPANY, NATIONAL ASSOCIATION, as Trustee

By:
Name:
Title:

Exhibit D

[INSERT DATE]

To:

U.S. Bank Trust Company, National Association

Global Corporate Trust Services

60 Livingston Avenue

St. Paul, MN 55107

Attn: Account Administration (Getaround Notes)

Email: Benjamin.krueger@usbank.com

(as “Paying Agent” and “Trustee”))

RE. CASH / PIK INTEREST NOTIFICATION TO TRUSTEE AND PAYING AGENT FOR USD [•] 8.00% / 9.50% CONVERTIBLE SENIOR SECURED PIK TOGGLE NOTES DUE 2027 (ISIN: [INSERT ISIN]), (THE “NOTES”)

Dear Sirs,

We refer to the indenture dated [INSERT DATE], between, among others, Getaround, Inc., as issuer (the “Company”), U.S. Bank Trust Company, National Association, as paying agent (the “Paying Agent”), as registrar (the “Registrar”), as trustee (the “Trustee”) and as collateral agent (the ”Collateral Agent”) (the “Indenture”). Capitalized terms not defined herein are otherwise defined in the Indenture.

In accordance with Section 2.05(A)(ii) of the Indenture, we hereby give notice to the Trustee (with a copy to Paying Agent) of the Issuer’s intention to elect that interest due on the Interest Payment Date [INSERT INTEREST PAYMENT DATE] shall be [Cash Interest at 8.00% / PIK Interest at 9.50% (delete as appropriate).

If Cash Interest is elected, the Company will pay such amount [INSERT USD AMOUNT] to the Paying Agent on the Interest Payment Date.

If PIK Interest is elected, such PIK Interest will be reflected on the Notes by increasing the principal amount outstanding of the Notes.

Yours sincerely,

[•]

Exhibit E

FORM OF SUBORDINATION AGREEMENT

[To come separately]

Exhibit 10.2

COMPANY HOLDERS SUPPORT AGREEMENT

COMPANY HOLDERS SUPPORT AGREEMENT, dated as of May [__], 2022 (this “Agreement”), by and among InterPrivate II Acquisition Corp., a Delaware corporation (“Parent”), and certain of the stockholders of Getaround, Inc., a Delaware corporation (the “Company”), whose names appear on the signature pages of this Agreement (each, a “Stockholder” and, collectively, the “Stockholders”).

WHEREAS, Parent, TMPST Merger Sub I Inc., a Delaware corporation (“First Merger Sub”), TMPST Merger Sub II LLC, a Delaware limited liability company (“Second Merger Sub”), and the Company are entering into, simultaneously herewith, an Agreement and Plan of Merger in the form attached hereto as Exhibit B (the “BCA”; terms used but not defined in this Agreement shall have the meanings ascribed to them in the BCA), which provides, among other things, that, upon the terms and subject to the conditions thereof, First Merger Sub will be merged with and into the Company (the “First Merger”), with the Company surviving the First Merger as a wholly owned subsidiary of Parent, and, immediately following the First Merger and as part of the same overall transaction as the First Merger, the Company will be merged with and into Second Merger Sub (the “Second Merger”, and, together with the First Merger, the “Mergers”), with Second Merger Sub surviving the Second Merger as a wholly owned subsidiary of Parent; and

WHEREAS, as of the date hereof, each Stockholder owns of record the number of shares of Company Common Stock and Company Preferred Stock as set forth opposite such Stockholder’s name on Exhibit A hereto (all such shares of Company Common Stock and Company Preferred Stock and any shares of Company Common Stock and Company Preferred Stock of which ownership of record or the power to vote is hereafter acquired by such Stockholder prior to the termination of this Agreement being referred to herein as the “Shares”).

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1. Agreement to Vote. Subject to the earlier termination of this Agreement in accordance with Section 6, each Stockholder, severally and not jointly, hereby agrees as follows: (a) to vote at any meeting of the Company Stockholders, and in any action by written consent of the Company Stockholders (which written consent shall be delivered promptly following request by the Company, and in any event within forty-eight (48) hours after the execution and delivery of the BCA), all of such Stockholder’s Shares held by such Stockholder at such time (i) in favor of the approval and adoption of the BCA and approval of the First Merger and all the other Transactions and (ii) against any action, agreement, transaction or proposal that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the BCA or that would reasonably be expected to result in the failure of the Mergers from being consummated; (b) if such Stockholder holds any shares of Company Preferred Stock, to vote at any meeting of the holders of the Company Preferred Stock, and in any action by written consent of the holders of the Company Preferred Stock (which written consent shall be delivered promptly following request by the Company, and in any event within forty-eight (48) hours after the execution and delivery of the BCA), all of such Stockholder’s shares of the Company Preferred Stock held by such Stockholder at such time in favor of the approval of the Company Preferred Stock Conversion of all Company Preferred Stock into Company Common Stock (subject to the occurrence of, and effective immediately prior to, the Effective Time) as contemplated by Section 2.06(b) of the BCA; and (c) in furtherance of, and not intending to limit, subsections (a) and (b) above, to execute and deliver the Stockholder Consent in the form attached as Exhibit C hereto (the “Stockholder Consent”) promptly following request by the Company, and in any event within forty-eight (48) hours after the execution and delivery of the BCA. Each Stockholder acknowledges receipt and review of a copy of the BCA and the Stockholder Consent.

2. Termination of Certain Agreements. Each Stockholder, by this Agreement, with respect to his, her or its Shares, severally and not jointly, hereby agrees to waive, if applicable to such Stockholder, (i) any rights under any agreement providing for redemption rights, put rights, purchase rights, preemptive rights, rights of first refusal, rights of first offer or other similar rights, in each case that would be triggered by virtue of consummation of the Transactions, including, without limitation, the Mergers and the Company Preferred Stock Conversion, and (ii) subject to the occurrence of, and effective immediately prior to, the Effective Time, any information rights, rights to consult with and advise management, inspection rights, Company Board observer rights or rights to receive information delivered to the Company Board, but excluding, for the avoidance of doubt, any rights such Stockholder may have that relate to any indemnification, commercial or employment agreements or arrangements between such Stockholder and the Company or any Subsidiary, which shall survive in accordance with their terms. Each Stockholder hereby consents to the termination, contingent upon and automatically effective as of the Closing, of all Contracts set forth on Section 7.05(a) of the Company Disclosure Letter (other than any indemnification agreements between any D&O Indemnified Party and the Company).

3. Transfer of Shares. Each Stockholder, severally and not jointly, agrees that it shall not, directly or indirectly, (a) sell, assign, transfer (except as may be specifically required by court order or by operation of law), lien, pledge, dispose of or otherwise encumber any of the Shares or otherwise agree to do any of the foregoing, except for a sale, assignment or transfer pursuant to the BCA or to another Company Stockholder that is a party to this Agreement and bound by the terms and obligations hereof, (b) deposit any Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement or (c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer (including by operation of law) or other disposition of any Shares; provided, that, the foregoing shall not prohibit the transfer of the Shares by a Stockholder (i) to an affiliate of such Stockholder or, if the Stockholder is an individual, to any member of the Stockholder’s immediate family or to a trust solely for the benefit of the Stockholder or any member of the Stockholder’s immediate family, but only if such affiliate, family member or trust shall execute this Agreement or a joinder agreeing to become a party to this Agreement prior to such transfer, nor shall it prohibit a transaction for the creation of any charge, mortgage or pledge in favor of a nationally or internationally recognized financial institution acting as lender not involving a change of legal ownership of any of the undersigned’s Shares (other than on enforcement) for a bona fide commercial loan, provided that (i) any Shares transferred in connection with such a loan remain subject to the terms of this letter and any lender, transferee or distributee agrees in writing to be bound by the restrictions set forth herein, (ii) if such Stockholder is a partnership, limited liability company or corporation, distribute Shares to its partners, members and equity holders (as applicable), and (iii) as a bona fide gift to a non-profit corporation qualified under Section 501(c)(3) of the of the Internal Revenue Code of 1986, as amended (the “Code”) and (d) transfer Shares upon the death of Stockholder.

4. No Solicitation of Transactions. Each Stockholder, severally and not jointly, agrees not to directly or indirectly, through any Representative or otherwise, (i) solicit, initiate, knowingly encourage or knowingly facilitate or cooperate with any inquiries regarding, or the submission or announcement by any Person (other than Parent or its Subsidiaries) of, any indication of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, any Company Business Combination; (ii) furnish any information regarding the Company in connection with, for the purpose of soliciting, initiating, encouraging or facilitating, or in response to, a Company Business Combination or any inquiry, indication of interest, proposal or offer that would reasonably be expected to lead to any Company Business Combination; (iii) engage in or otherwise participate in any discussions or negotiations with any Person (other than Parent or its Subsidiaries) with respect to any Company Business Combination or any inquiry, indication of interest, proposal or offer that would reasonably be expected to lead to any Company Business Combination; or (iv) approve, adopt, endorse, recommend or enter into, or propose to approve, adopt, endorse, recommend or enter into, any letter of intent or similar document, agreement, commitment, or agreement in principle with respect to any Company Business Combination. Each Stockholder shall, and shall cause each of its Representatives to, immediately cease and cause to be terminated any existing solicitation of, or discussions or negotiations with, any Person (other than Parent and its Representatives) relating to any Company Business Combination. Each Stockholder may respond to any unsolicited proposal regarding a Company Business Combination by indicating that the Company is subject to an exclusivity agreement and such Stockholder is unable to provide any information related to the Company or entertain any proposals or offers or engage in any negotiations or discussions concerning a Company Business Combination for as long as the BCA remains in effect. Any violation of the restrictions contained in this Section 4 by the Stockholder or any of its Representatives will be deemed to be a breach of this Section 4 by the Stockholder.

Notwithstanding anything in this Agreement to the contrary, (i) no Stockholder shall be responsible for the actions of the Company or the Company Board (or any committee thereof) or any officers, directors, employees and professional advisors (each in their capacity as such) of the Company (the “Company Related Parties”), with respect to any of the matters contemplated by this Section 4, (ii) no Stockholder makes any representations or warranties with respect to the actions of any of the Company Related Parties with respect to any of the matters contemplated by this Section 4, and (iii) any breach by the Company of its obligations under Section 7.11(a) of the BCA shall not be considered a breach of this Section 4 (it being understood for the avoidance of doubt that each Stockholder shall remain responsible for any breach by it or its Representatives of this Section 4).

5. Representations and Warranties. Each Stockholder, severally and not jointly, represents and warrants to Parent as follows:

(a) The execution, delivery and performance by such Stockholder of this Agreement and the consummation by such Stockholder of the transactions contemplated hereby do not and will not, to the Stockholder’s knowledge (i) conflict with or violate any United States or non-United States statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order applicable to such Stockholder, (ii) require any consent, approval or authorization of, declaration, filing or registration with, or notice to, any Person, (iii) result in the creation of any encumbrance on any Shares (other than under this Agreement, the BCA and the agreements contemplated by the BCA, including the other Transaction Agreements) or (iv) conflict with or result in a breach of or constitute a default under any provision of such Stockholder’s governing documents.

(b) As of the date of this Agreement, such Stockholder owns exclusively of record and has good and valid title to the Shares set forth opposite such Stockholder’s name on Exhibit A free and clear of any security interest, lien, claim, pledge, proxy, option, right of first refusal, agreement, voting restriction, limitation on disposition, charge, adverse claim of ownership or use or other encumbrance of any kind, other than pursuant to (i) this Agreement, (ii) applicable securities laws, (iii) the Company’s Charter Documents, and (iv) rights of first refusal or repurchase in favor of the Company set forth in the existing stockholder agreements, and as of the date of this Agreement, such Stockholder has the sole power (as currently in effect) to vote and right, power and authority to sell, transfer and deliver such Shares, and such Stockholder does not own, directly or indirectly, any other Shares.

(c) Such Stockholder has the power, authority and capacity to execute, deliver and perform this Agreement and this Agreement has been duly authorized, executed and delivered by such Stockholder.

(d) As of the date hereof, there is no Legal Proceeding pending against, or, to the knowledge of such Stockholder, threatened against such Stockholder that would reasonably be expected to materially impair the ability of such Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.

(e) Such Stockholder has read this Agreement, had the opportunity to consult legal counsel prior to entering into this Agreement, and fully and completely understands this Agreement.

(f) Such Stockholder understands and acknowledges that Parent, First Merger Sub and Second Merger Sub are relying upon the Stockholder’s execution, delivery and performance of this Agreement and upon the representations and warranties and covenants of the Stockholder contained in this Agreement.

(g) No agent, broker, investment banker, finder or other intermediary is or shall be entitled to any fee or commission or reimbursement of expenses from Parent, First Merger Sub, Second Merger Sub or the Company or any of their respective Affiliates in respect of this Agreement based upon any arrangement or agreement made by or on behalf of such Stockholder.

(h) Except for the representations and warranties made by the Stockholder in this Section 5, or as may be set forth in any other Transaction Agreement, neither the Stockholder nor any other Person makes any express or implied representation or warranty to Parent in connection with this Agreement or the transactions contemplated by this Agreement, and the Stockholder expressly disclaims any such other representations or warranties.

6. Termination. This Agreement and the obligations of the Stockholders under this Agreement shall automatically terminate upon the earliest of (a) the Effective Time; (b) the termination of the BCA in accordance with its terms, and (c) the effective date of a written agreement of the parties hereto terminating this Agreement. Upon termination of this Agreement, neither party shall have any further obligations or liabilities under this Agreement; provided, that, nothing in this Section 6 shall relieve any party of liability for any willful material breach of this Agreement occurring prior to termination. The representations and warranties contained in this Agreement and in any certificate or other writing delivered pursuant hereto shall not survive the Closing or the termination of this Agreement.

7. General Waiver and Release.

(a) Effective as of, and contingent upon, the consummation of the Closing, each Stockholder, on behalf of itself and any of its heirs, executors, beneficiaries, administrators, successors, assigns, controlled Affiliates and any other Person or entity claiming by, through or under any of the foregoing (each, a “Releasor”), hereby forever, unconditionally and irrevocably acquits, remises, discharges and releases, effective as of the Closing, the Company and its Affiliates (including, after the Closing, Parent, First Merger Sub, Second Merger Sub, the Surviving Entity, each Parent Released Party and each of their respective Affiliates), each of their respective officers, directors, equityholders, employees, partners, members, investment managers, principals, investors, agents, trustees and Representatives, and each predecessor, successor and assign of any of the foregoing (collectively, the “Releasees”) from any and all claims, disputes, controversies, demands, charges, complaints, causes of action, damages, costs, expenses, obligations, losses, rights, suits, accountings, orders, judgments, obligations, agreements, losses and liabilities of every kind and character whatsoever, whether accrued or fixed, absolute or contingent, matured or unmatured, suspected or unsuspected or determined or determinable, and whether at law or in equity, that any Releasee may have to such Releasor (or that any Releasor may have against any Releasee), in any capacity, whether directly or derivatively through another Person, arising contemporaneously with or prior to the Closing, arising from any matter relating to the Company, the company Subsidiaries, or the Shares or otherwise with respect to the Stockholder’s ownership of capital stock or other equity interest in the Company or (collectively, the “Released Claims”); provided, that the foregoing shall not release the Releasees from liabilities and obligations (A) under this Agreement, the BCA and the other Transaction Agreements or any other document, certificate or Contract executed or delivered in connection with the BCA or in furtherance of the Transactions, (B) if such Releasor is an employee of the Company, with respect to earned but unpaid wages or other compensation or benefits and rights of any Releasor under any written employment agreements with or benefit plans of the Company in existence as of the date hereof (other than to the extent inconsistent with the terms of the BCA or any Transaction Agreement), (C) solely in respect of the Company, Parent and the Surviving Entity, with respect to indemnification, exculpation, set-off, reimbursement and/or advancement of expenses (whether pursuant to the Charter Documents of the Company, any insurance policy or any other agreement entered into with the Company) in respect of any Releasor for serving as an officer, director, manager, agent or employee of the Company, in each case existing prior to Closing, (D) any rights under any bona-fide commercial agreement between the Company and the Stockholder, or (E) for the fraud or willful misconduct by the Releasee. Further, each Stockholder, on behalf of itself and the Releasors, hereby irrevocably covenants to refrain from, directly or indirectly, asserting any Released Claim, or threatening, commencing, instituting or causing to be commenced, any proceeding of any kind against any Releasee based upon any Released Claim. Without limiting the foregoing, each Stockholder, on behalf of itself and each Releasor, understands and agrees that the claims released in this Section 7(a), if and when released, include not only claims presently known but also include all unknown or unanticipated claims, obligations, liabilities, charges, demands, and causes of action of every kind and character that would otherwise come within the scope of the Released Claims.

(b) Effective as of, and contingent upon, the consummation of the Closing, each Stockholder, on behalf of itself and each Releasor, knowingly and voluntarily waives and releases any and all rights and benefits he, she or it may not have, or in the future may have, under Section 1542 of the California Civil Code (“Section 1542”) or any analogous state law or federal law, which reads as follows:

“A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.”

(c) Each Stockholder, on behalf of itself and each Releasor, understands that Section 1542, or a comparable statute, rule, regulation or order of another jurisdiction, gives such Stockholder the right not to release existing claims of which the Stockholder is not aware, unless the Stockholder voluntarily chooses to waive this right. Having been so apprised, the Stockholder, on behalf of itself and each Releasor, nevertheless hereby voluntarily elects to and does waive the rights described in Section 1542, or such other comparable statute, rule, regulation or order, and elects to assume all risks for claims that exist, existed or may hereafter exist in its favor, known or unknown, suspected or unsuspected, arising out of or related to claims or other matters purported to be released pursuant to this Section 7, in each case, effective at the Closing. Each Stockholder, on behalf of itself and each Releasor, acknowledges and agrees that the foregoing waiver is an essential and material term of the release provided pursuant to this Section 7 and that, without such waiver, Parent would not have agreed to the terms of this Agreement.

8. Miscellaneous.

(a) From time to time and without additional consideration, each Stockholder shall execute and deliver, or cause to be executed and delivered, such additional transfers, assignments, endorsements, proxies, consents and other instruments, and shall take such further actions as Parent reasonably required for the sole purpose of carrying out and furthering the intent of this Agreement. Without limiting the foregoing, in accordance with the terms and conditions set forth in the BCA, each Stockholder will execute and deliver (i) a Letter of Transmittal, in a customary form, with respect to all of the Stockholder’s Shares, (ii) the Registration Rights and Lock-Up Agreement and (iii) any documents, agreements, certificates or other instruments reasonably required by the Company and required to effectuate and/or document the Company Preferred Stock Conversion, in each case promptly following receipt thereof. Each Stockholder further agrees not to commence or participate in, or facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any action or claim, suit, proceeding, cause of action, derivative or otherwise, in law or in equity, in any court or before any Governmental Entity against Parent, First Merger Sub, Second Merger Sub, the Company, Sponsor, the Surviving Entity or any of their respective Affiliates, successors, assigns, directors or officers (a) alleging a breach of any fiduciary duty of any Person at or prior to the Closing in connection with the negotiation, execution, delivery or performance of this Agreement, the BCA or any other Transaction Agreements or the Transactions, (b) absent manifest error, relating to any alleged inadequacy, inaccuracy or calculations of, or otherwise relating to the form of, the Aggregate Merger Consideration or (c) challenging the validity of, or seeking to enjoin or delay the operation of, any provision of this Agreement, the BCA or the other Transaction Agreements.

(b) Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the transactions contemplated hereby are consummated.

(c) All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by e-mail or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses or e-mail addresses (or at such other address or email address for a party as shall be specified in a notice given in accordance with this Section 8(c)):

If to Parent, to it at:

InterPrivate II Acquisition Corp.

c/o InterPrivate LLC

1350 Avenue of the Americas

New York, New York 10019

Attention: Brandon C. Bentley, General Counsel

Email: bbentley@interprivate.com

with a copy to:

Greenberg Traurig, LLP

333 SE 2nd Avenue,

Suite 4400

Miami, Florida 33131

Attention: Alan I. Annex, Kenneth A. Gerasimovich, Michael Helsel

Emails: annexa@gtlaw.com, gerasimovichk@gtlaw.com, helselm@gtlaw.com

If to a Stockholder, to the address or email address set forth for each such Stockholder on the signature page hereof, with a copy to:

Orrick, Herrington & Sutcliffe LLP

1000 Marsh Rd.

Menlo Park, CA 94025-1015

Attention: Steve Venuto, Matthew Gemello, Bill Hughes

Emails: svenuto@orrick.com, mgemello@orrick.com, bhughes@orrick.com

(d) If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

(e) This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties hereto, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise), by any party hereto without the prior express written consent of the other parties hereto.

(f) This Agreement shall be binding upon and inure solely to the benefit of each party hereto (and each party’s permitted assigns), and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. No Stockholder shall be liable for the breach by any other Stockholder of this Agreement.

(g) This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed by each of the parties hereto.

(h) The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not materially performed in accordance with the terms hereof and that the parties hereto shall be entitled, to the fullest extent permitted by applicable law, to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

(i) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State. All Legal Proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware Chancery Court. The parties hereto hereby (i) submit to the exclusive jurisdiction of the Delaware Chancery Court for the purpose of any Legal Proceedings arising out of or relating to this Agreement brought by any party hereto, and (ii) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Legal Proceedings, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Legal Proceedings is brought in an inconvenient forum, that the venue of the Legal Proceedings is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any of the above-named courts.

(j) This Agreement may be executed and delivered (including by facsimile or portable document format (pdf) transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

(k) Each Stockholder hereby authorizes the Company and Parent to publish and disclose in any announcement or disclosure required by the SEC such Stockholder’s identity and ownership of Shares and the nature of such Stockholder’s obligations under this Agreement; provided, that, prior to any such publication or disclosure, the Company and Parent have provided such Stockholder with an opportunity to review and comment upon such announcement or disclosure, which comments the Company and Parent will consider in good faith.

(l) This Agreement shall not be effective or binding upon any Stockholder until after such time as the BCA is executed and delivered by the Company, Parent, First Merger Sub and Second Merger Sub.

(m) Notwithstanding anything herein to the contrary, each Stockholder signs this Agreement solely in such Stockholder’s capacity as a Company Stockholder, and not in any other capacity and, if applicable, this Agreement shall not limit or otherwise affect the actions of any affiliate, employee or designee of such Stockholder or any of its affiliates in his or her capacity as an officer or director of the Company.

(n) Each of the parties hereto hereby waives to the fullest extent permitted by applicable law any right it may have to a trial by jury with respect to any Legal Proceedings directly or indirectly arising out of, under or in connection with this Agreement. Each of the parties hereto (i) certifies that no Representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of Legal Proceedings, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other parties hereto have been induced to enter into this Agreement and the transactions contemplated hereby, as applicable, by, among other things, the mutual waivers and certifications in this Section 8(o).

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

INTERPRIVATE II ACQUISITION CORP.

By: ______________________________________
Name:
Title:

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

[______________________]

By
Name:
Title:

Address and email address for purposes of Section 8(c):

[________________________]

By
Name:
Title:

Address and email address for purposes of Section 8(c):

[________________________]

By
Name:
Title:

Address and email address for purposes of Section 8(c):

EXHIBIT A

LIST OF STOCKHOLDERS

Name of Stockholder	Number of Shares of Company Common Stock Owned	Number of Shares of Company Preferred Stock Owned

EXHIBIT B

BUSINESS COMBINATION AGREEMENT

EXHIBIT C

FORM OF STOCKHOLDER WRITTEN

CONSENT

Exhibit 10.3

SPONSOR SUPPORT AGREEMENT

SPONSOR SUPPORT AGREEMENT, dated as of May [ ], 2022 (this “Agreement”), by and among InterPrivate Acquisition Management II LLC, a Delaware limited liability company (“Sponsor”), Getaround, Inc., a Delaware corporation (the “Company”) and InterPrivate II Acquisition Corp., a Delaware corporation (“Parent”). Capitalized terms used but not defined in this Agreement shall have the meanings ascribed to such terms in the BCA (as defined below).

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent, the Company, TMPST Merger Sub I Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“First Merger Sub”), and TMPST Merger Sub II LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Parent (“Second Merger Sub”), are entering into an Agreement and Plan of Merger (the “BCA”), dated as of the date hereof, pursuant to which, among other things, (a) First Merger Sub will be merged with and into the Company (the “First Merger”), with the Company surviving the First Merger as a wholly owned subsidiary of Parent, and, immediately following the First Merger and as part of the same overall transaction as the First Merger, the Company will be merged with and into Second Merger Sub (the “Second Merger”, and, together with the First Merger, the “Mergers”), with Second Merger Sub surviving the Second Merger as a wholly owned subsidiary of Parent, and (b) in connection therewith Parent will issue shares of Parent’s Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”) to the Company Stockholders, on the terms and subject to the conditions set forth therein;

WHEREAS, as of the date hereof, Sponsor owns beneficially and of record 6,348,750 shares of Parent’s Class B Common Stock, par value $0.0001 per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”);

WHEREAS, Section 4.3(b)(i) of Parent’s Amended and Restated Certificate of Incorporation, dated as of March 4, 2021 (the “Amended and Restated Certificate”), provides that each share of Class B Common Stock shall be automatically convertible into one share of Class A Common Stock (the “Initial Conversion Ratio”) concurrently with or immediately following the closing of the Business Combination (as such term is defined in the Amended and Restated Certificate);

WHEREAS, Section 4.3(b)(ii) of the Amended and Restated Certificate provides that the Initial Conversion Ratio shall be adjusted (the “Adjustment”) in the case that additional shares of Class A Common Stock or equity-linked securities are issued or deemed issued in excess of the amounts sold in Parent’s initial public offering, such that the holders of Class B Common Stock shall continue to own twenty-five percent (25%) of the issued and outstanding shares of Common Stock after giving effect to such issuance; and

WHEREAS, in order to induce Parent and the Company to enter into the BCA, each of Sponsor, Parent, the Company desires to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained herein, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound, the parties hereto hereby agree as follows:

1. Covenants of Sponsor.

(a) Waiver of Anti-Dilution Rights.

(i) Effective as of immediately prior to the conversion of the shares of Class B Common Stock held by it in connection with the consummation of the Transactions, Sponsor hereby irrevocably and unconditionally relinquishes and waives (the “Waiver”) any and all rights that Sponsor has or will have under Section 4.3(b)(ii) of the Amended and Restated Certificate to receive shares of Class A Common Stock in excess of the number issuable at the Initial Conversion Ratio (the “Excess Shares”) as a result of any Adjustment in connection with the Transactions.

(ii) Sponsor agrees that, to the extent Sponsor receives any Excess Shares as a result of any Adjustment in connection with the Transactions, Sponsor shall promptly return or cause the return of such shares to Parent for cancellation.

(iii) This Section 1(a) shall be void and of no force and effect if the BCA shall be terminated in accordance to its terms or the Closing shall not occur for any reason.

(b) Waiver of Redemption Rights. Sponsor agrees not to (i) demand that Parent redeem the Class B Common Stock in connection with the Transactions or (ii) otherwise participate in any such redemption by tendering or submitting any of the Class B Common Stock for redemption. This Section 1(b) shall be void and of no force and effect if the BCA shall be terminated in accordance to its terms or the Closing shall not occur for any reason.

(c) Prior Letter Agreement.

(i) Sponsor, certain Parent Stockholders holding Parent Class B Stock and Parent are parties to that certain letter agreement dated March 4, 2021 that was entered into in connection with the initial public offering of Parent (the “Letter Agreement”). Other than Section 7(b) of the Letter Agreement, which the parties hereto expressly waive for purposes of Section 1(c) of this Agreement, the parties hereto acknowledge and agree that the Letter Agreement shall survive the consummation of the Transactions in accordance with its terms, and Sponsor shall comply with, and fully perform all of its obligations, covenants and agreements set forth in, the Letter Agreement. Prior to the date hereof, Sponsor has delivered a true and complete copy of the Letter Agreement, including any amendments thereto, to the Company.

(ii) During the period commencing on the date hereof and ending on the earlier of the Effective Time and the termination of the BCA in accordance with its terms, Sponsor shall not modify or amend the Letter Agreement without the prior consent of the Company.

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(d) BCA. Sponsor hereby acknowledges that it has read the BCA and this Agreement and has had the opportunity to consult with its tax and legal advisors. Sponsor shall be bound by and comply with Section 7.04 (Confidentiality; Communications Plan; Access to Information) and Section 7.11 (No Solicitation) of the BCA (and any relevant definitions contained in any such Sections) as if Sponsor was original signatory to the BCA with respect to such provisions, mutatis mutandis.

(e) Voting. Subject to the earlier termination of this Agreement in accordance with Section 3, at any meeting of the stockholders of Parent, or at any postponement or adjournment thereof, called to seek the affirmative vote of the holders of the outstanding shares of Common Stock entitled to vote thereon to adopt the BCA, the Mergers and the other transactions contemplated by the BCA or in any other circumstances upon which a vote, consent or other approval with respect to the BCA, the Mergers or the other transactions contemplated by the BCA is sought, Sponsor shall vote (or cause to be voted) all shares of Common Stock entitled to vote thereon currently or hereinafter owned by Sponsor in favor of the foregoing.

(f) Alternative Transactions. Subject to the earlier termination of this Agreement in accordance with Section 3, at any meeting of the stockholders of Parent, or at any postponement or adjournment thereof, or in any other circumstances upon which Sponsor’s vote, consent or other approval (including by written consent) is sought, Sponsor shall vote (or cause to be voted) all shares of Common Stock entitled to vote thereon, currently or hereinafter owned by Sponsor, against and withhold consent with respect to any merger, purchase of all or substantially all of any person’s assets or other business combination transaction (other than the BCA and the transactions contemplated thereby, including the Mergers). Sponsor shall not commit or agree to take any action inconsistent with the foregoing that would be effective prior to the consummation of the Mergers or the earlier termination of the BCA in accordance with its terms.

(g) Transfers. Subject to the earlier termination of this Agreement in accordance with Section 3, Sponsor agrees not to (a) transfer any shares of Common Stock or (b) deposit any shares of Common Stock into a voting trust or enter into a voting agreement or any similar agreement, arrangement or understanding with respect to such shares of Common Stock or grant any proxy (except as otherwise provided herein), consent or power of attorney with respect thereto (other than pursuant to this Agreement and the Letter Agreement); provided, that Sponsor may transfer any such shares of Common Stock to any Affiliate if, and only if, the transferee of such shares of Common Stock evidences in a writing reasonably satisfactory to Parent and the Company such transferee’s agreement to be bound by and subject to the terms and provisions hereof to the same effect as the Sponsor.

(h) Additional Shares. Subject to the earlier termination of this Agreement in accordance with Section 3, Sponsor agrees that any securities of Parent that Sponsor purchases or otherwise hereinafter acquires or with respect to which Sponsor otherwise acquires sole or shared voting power after the execution of this Agreement and prior to the termination of this Agreement in accordance with Section 3 shall be subject to the terms and conditions of this Agreement to the same extent as if they were owned by Sponsor as of the date hereof.

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2. Representations and Warranties. Sponsor represents and warrants to the Company and Parent as follows:

(a) The execution, delivery and performance by Sponsor of this Agreement and the consummation by Sponsor of the transactions contemplated hereby do not and will not (i) conflict with or violate any law applicable to Sponsor, (ii) require any consent, approval or authorization of, declaration, filing or registration with, or notice to, any person, (iii) result in the creation of any encumbrance on any Common Stock (other than under this Agreement, the BCA and the agreements contemplated by the BCA) (iv) if applicable, conflict with or result in a breach of or constitute a default under any provision of Sponsor’s certificate of formation and limited liability company agreement, as amended, modified or supplemented from time to time or (v) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the shares of Common Stock owned by Sponsor pursuant to any contract or agreement to which Sponsor is a party or by which Sponsor is bound. For purposes of this Agreement, “person” shall have the meaning ascribed to such term in the BCA.

(b) As of the date of this Agreement, (i) Sponsor owns exclusively of record and has good and valid title to 6,348,750 shares of Class B Common Stock, free and clear of any security interest, lien, claim, pledge, proxy, option, right of first refusal, agreement, voting restriction, limitation on disposition, charge, adverse claim of ownership or use or other encumbrance of any kind, other than pursuant to (A) this Agreement, (B) applicable securities laws and (C) Parent Organizational Documents, and (ii) each has the sole power (as currently in effect) to vote and right, power and authority to sell, transfer and deliver such shares of Class B Common Stock, and Sponsor does not own, directly or indirectly, any other Common Stock or other voting securities, or any rights to purchase or acquire any shares of capital stock or other equity securities, of Parent.

(c) Sponsor has the power, authority and capacity to execute, deliver and perform this Agreement, and this Agreement has been duly authorized, executed and delivered by Sponsor.

(d) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority or any other person is required by or with respect to Sponsor in connection with the execution and delivery of this Agreement or the consummation by Sponsor of the transactions contemplated hereby, except as have been obtained as of the date hereof.

(e) As of the date hereof, there is no action pending against, or, to the knowledge of Sponsor, threatened against Sponsor that would reasonably be expected to materially impair the ability of Sponsor to perform its obligations hereunder or to consummate the transactions contemplated hereby.

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(f) Except for this Agreement and the Letter Agreement, Sponsor has not: (i) entered into any voting agreement, voting trust or any similar agreement, arrangement or understanding, with respect to any Common Stock or other equity securities of Parent owned by Sponsor, (ii) granted any proxy, consent or power of attorney with respect to any Common Stock or other equity securities of Parent owned by Sponsor or (iii) entered into any agreement, arrangement or understanding that is otherwise inconsistent with, or would interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement.

3. Termination. Other than Section 1(c)(i), this Agreement and the obligations of Sponsor under this Agreement shall automatically terminate upon the earliest of: (a) the last date on which a party hereto has any obligations hereunder in accordance with the terms hereof; (b) the termination of the BCA in accordance with its terms; and (c) the mutual written agreement of the parties hereto. Upon termination or expiration of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, such termination or expiration shall not relieve any party hereto from liability for fraud or willful material breach of this Agreement occurring prior to its termination.

4. Miscellaneous.

(a) Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the transactions contemplated hereby are consummated.

(b) All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by e-mail or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses or e-mail addresses (or at such other address or email address for a party as shall be specified in a notice given in accordance with this Section 4(b)):

If to Sponsor or, prior to the Closing, Parent, to:

InterPrivate Acquisition Management II, LLC

1350 Avenue of the Americas

New York, New York 10019

Attention:	Brandon C. Bentley, General Counsel
Email:	bbentley@interprivate.com

with a copy to:

Greenberg Traurig, LLP

333 SE 2nd Avenue, Suite 4400

Miami, Florida 33131

Attention:	Alan I. Annex, Kenneth A. Gerasimovich, Michael Helsel
Emails:	annexa@gtlaw.com, gerasimovichk@gtlaw.com, helselm@gtlaw.com

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If to the Company or, following the Closing, Parent, to:

Getaround, Inc.

55 Green Street

San Francisco, CA 94111

Attention: Spencer Jackson

Email: spencer@getaround.com

with a copy to:

Orrick, Herrington & Sutcliffe LLP

1000 Marsh Rd.

Menlo Park, CA 94025-1015

Attention:	Steve Venuto, Matthew Gemello, Mark Seneca
Emails:	svenuto@orrick.com, mgemello@orrick.com,
mseneca@orrick.com

(c) If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

(d) This Agreement (together with the BCA and the Letter Agreement, to the extent referred to in this Agreement) constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties hereto, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise) by any party hereto without the prior express written consent of the other parties hereto.

(e) This Agreement shall be binding upon and inure solely to the benefit of each party hereto (and each of Parent’s and Sponsor’s permitted assigns), and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

(f) This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed by each of the parties hereto.

(g) The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties hereto shall be entitled, to the fullest extent permitted by applicable law, to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

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(h) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State. All Legal Proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware Chancery Court. The parties hereto hereby (i) submit to the exclusive jurisdiction of the Delaware Chancery Court for the purpose of any Legal Proceedings arising out of or relating to this Agreement brought by any party hereto and (ii) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Legal Proceedings, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Legal Proceedings are brought in an inconvenient forum, that the venue of the Legal Proceedings is improper or that this Agreement or the transactions contemplated hereby may not be enforced in or by any of the above-named courts.

(i) This Agreement may be executed and delivered (including by facsimile or portable document format (pdf) transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

(j) Without further consideration, each party shall execute and deliver or cause to be executed and delivered such additional documents and instruments and take all such further action as may be reasonably necessary or desirable to consummate the transactions contemplated by this Agreement.

(k) This Agreement shall not be effective or binding upon any party hereto until after such time as the BCA is executed and delivered by Parent, First Merger Sub, Second Merger Sub and the Company.

(l) Each of the parties hereto hereby waives to the fullest extent permitted by applicable law any right it may have to a trial by jury with respect to any Legal Proceedings directly or indirectly arising out of, under or in connection with this Agreement. Each of the parties hereto (i) certifies that no Representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of Legal Proceedings, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other parties hereto have been induced to enter into this Agreement and the transactions contemplated hereby, as applicable, by, among other things, the mutual waivers and certifications in this Section 4(l).

[Signature Pages Follow]

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

INTERPRIVATE ACQUISITION
MANAGEMENT II, LLC

By _____________________________________
Name: Ahmed M. Fattouh
Title: Managing Member of InterPrivate
LLC, the Manager of InterPrivate Capital
LLC

INTERPRIVATE II ACQUISITION CORP.

By _____________________________________
Name: Ahmed M. Fattouh
Title: Chief Executive Officer

GETAROUND, INC.

By ____________________________________
Name:
Title:

[Signature Page to Sponsor Support Agreement]

Exhibit 10.4

AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [•], 2022, is made and entered into by and among Getaround Inc., a Delaware corporation f/k/a InterPrivate II Acquisition Corp. (the “Company”), InterPrivate Acquisition Management II, LLC, a Delaware limited liability company (the “Sponsor”), Jeffrey Harris, Tracey Brophy Warson, Matthey Luckett, the equityholders designated as Sponsor Equityholders on Schedule A hereto (collectively with the Sponsor, Jeffrey Harris, Tracey Brophy Warson, Matthey Luckett, the “Founder Equityholders”), EarlyBirdCapital, Inc. (“EarlyBird”) and the equityholders designated as Legacy Getaround Equityholders on Schedule B hereto (collectively, the “Legacy Getaround Equityholders” and, together with the Founder Equityholders, EarlyBird and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 6.2 of this Agreement, the “Holders” and each individually a “Holder”).

RECITALS

WHEREAS, the Company, InterPrivate Acquisition Management II LLC, a Delaware limited liability company (the “Sponsor”), and EarlyBird, are parties to that certain Registration Rights Agreement, dated as of March 1, 2021 (the “Existing Registration Rights Agreement”);

WHEREAS, the Company, [Merger Sub I, Inc.] (“First Merger Sub”), [Merger Sub II, LLC] (“Second Merger Sub”) and Getaround Inc., a Delaware corporation (“Legacy Getaround”), are party to that certain Business Combination Agreement, dated as of May [•], 2022 (the “Business Combination Agreement”), pursuant to which (1) First Merger Sub shall be merged with and into Legacy Getaround, following which the separate corporate existence of First Merger Sub shall cease and Legacy Getaround shall continue as the Surviving Corporation and as a direct, wholly-owned subsidiary of the Company (the “First Merger”), and (2) as soon as practicable following the effective time of the First Merger, Legacy Getaround shall be merged with and into Second Merger Sub, following which the separate corporate existence of Legacy Getaround shall cease and Second Merger Sub shall continue as the surviving entity and as a direct, wholly-owned subsidiary of the Company (the “Business Combination”);

WHEREAS, the Legacy Getaround Equityholders are receiving shares of Common Stock (the “Business Combination Shares”) on or about the date hereof, pursuant to the Business Combination Agreement; and

WHEREAS, in connection with the consummation of the Mergers, the parties to the Existing Registration Rights Agreement desire to amend and restate the Existing Registration Rights Agreement in its entirety as set forth herein, and the parties hereto desire to enter into this Agreement pursuant to which the Company shall grant the Holders certain registration rights with respect to the Registrable Securities (as defined below) on the terms and conditions set forth in this Agreement;

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer or principal financial officer of the Company or the Board, after consultation with counsel to the Company, (a) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (b) would not be required to be made at such time if the Registration Statement were not being filed, declared effective or used, as the case may be, and (c) the Company has a bona fide business purpose for not making such information public.

“Agreement” shall have the meaning given in the preamble to this Agreement.

“Block Trade” means an offering and/or sale of Registrable Securities by any Holder on a block trade or underwritten basis (whether firm commitment or otherwise) without substantial marketing efforts prior to pricing, including, without limitation, a same day trade, overnight trade or similar transaction.

“Board” shall mean the Board of Directors of the Company.

“Business Combination” shall have the meaning given in the Recitals hereto.

“Business Combination Agreement” shall have the meaning given in the Recitals hereto.

“Business Combination Shares” shall have the meaning given in the Recitals hereto.

“Change in Control” means the transfer (whether by tender offer, merger, stock purchase, consolidation or other similar transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons of the Company’s voting securities if, after such transfer, such person or group of affiliated persons would hold more than 50% of outstanding voting securities of the Company (or surviving entity) or would otherwise have the power to control the board of directors of the Company or to direct the operations of the Company.

“Closing Date” shall mean the date of this Agreement.

“Commission” shall mean the Securities and Exchange Commission.

“Common Stock” means the Class A common stock, par value $0.0001 per share, of the Company.

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“Company” shall have the meaning given in the preamble of this agreement.

“Demanding Holder” shall mean any Holder or group of Holders that together elects to dispose of Registrable Securities having an aggregate value of at least $50,000,000, at the time of the Underwritten Demand (as defined herein), under a Registration Statement pursuant to an Underwritten Offering (as defined herein).

“Effectiveness Period” shall have the meaning given in subsection 3.1.1.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

“Existing Registration Rights Agreement” shall have the meaning given in the Recitals hereto.

“Form S-3” shall mean Form S-3 or any similar short form registration statement that may be available at such time.

“Founder Equityholders” shall have the meaning given in the preamble to this Agreement.

“Founder Shares” shall mean the 6,468,750 shares of Common Stock issued on the Closing Date to the Founder Equityholders upon conversion of Class B common stock, par value $0.0001 per share, of the Company that was initially purchased by the Sponsor in a private placement on March 4, 2021.

“Founder Shares Lock-up Period” shall mean, with respect to the Founder Shares, (i) with respect to 50% of such shares, for a period ending on the earlier of the one-year anniversary of the date of the Closing Date and the date on which the closing price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period following the consummation of our initial business combination and (ii) with respect to the remaining 50% of such shares, for a period ending on the one-year anniversary of the Closing Date, or earlier if, subsequent to the Closing Date, the Company consummates a liquidation, merger, stock exchange or other similar transaction which results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.

“Holders” shall have the meaning given in the preamble to this Agreement.

“Initial Shelf Registration” shall have the meaning given in subsection 2.1.1(a).

“Insider Letter” shall mean that certain letter agreement, dated as of March 4, 2021, by and among the Company, the Sponsor and each of the Company’s officers, directors and director nominees.

“Legacy Getaround Equityholders” shall have the meaning given in the preamble to this Agreement.

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“Lock-up Period” shall mean with respect to the Lock-up Shares, (i) with respect to 50% of such Lock-up shares (determined as if, with respect to any Equity Award Shares that are net settled, such Equity Award Shares were instead cash settled), for a period ending on the earlier of the date that is 180 days after the Closing Date and the date on which the closing price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period following the consummation of our initial business combination and (ii) with respect to the remaining 50% of such Lock-up Shares (determined as if, with respect to any Equity Award Shares that are net settled, such Equity Award Shares were instead cash settled), for a period ending on the date that is 180 days after the Closing Date and, or earlier if, subsequent to the Closing Date, the Company consummates a liquidation, merger, stock exchange or other similar transaction which results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.

“Lock-up Shares” means the shares of Common Stock issued to the Legacy Getaround Equityholders as consideration pursuant to the Business Combination Agreement or upon the settlement or exercise of restricted stock units, stock options or other equity awards outstanding as of immediately following the closing of the Business Combination in respect of awards of Getaround Inc. outstanding immediately prior to the closing of the Business Combination (such shares referred to as the “Equity Award Shares”); provided, that, for clarity, shares of Common Stock issued in connection with any PIPE Investment (as defined in the Business Combination Agreement) shall not constitute Lock-up Shares.

“Maximum Number of Securities” shall have the meaning given in subsection 2.1.4.

“Merger Sub” shall have the meaning given in the Recitals hereto.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus, or necessary to make the statements in a Registration Statement or Prospectus in the light of the circumstances under which they were made not misleading.

“Permitted Transferees” shall mean a person or entity to whom a Holder of Registrable Securities is permitted to transfer such Registrable Securities prior to the expiration of the Founder Shares Lock-up Period, the Lock-up Period or any other lock-up period, as the case may be, under the Insider Letter, this Agreement and any other applicable agreement between such Holder and the Company, and to any transferee thereafter.

“Piggyback Registration” shall have the meaning given in subsection 2.2.1.

“Private Placement Warrants” shall mean the 4,616,667 warrants purchased by the Sponsor and EarlyBird in a private placement on March 9, 2021.

“Pro Rata” shall have the meaning given in subsection 2.1.4.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

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“Registrable Security” shall mean (a) the Private Placement Warrants (including any shares of Common Stock issued or issuable upon the exercise of any such Private Placement Warrants), (b) any outstanding shares of Common Stock or any other equity security (including shares of Common Stock issued or issuable upon the exercise of any other equity security) of the Company held by a Holder as of the date of this Agreement, (c) any equity securities (including the shares of Common Stock issued or issuable upon the exercise of any such equity security) of the Company issuable upon conversion of any working capital loans in an amount up to $1,500,000 made to the Company by the Sponsor or certain of the Company’s officers or directors, as the case may be, and (d) any other equity security of the Company issued or issuable with respect to any such share of Common Stock by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization; provided, however, that, as to any particular Registrable Securities, such securities shall cease to be Registrable Securities when: (i) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (ii) such securities shall have been otherwise transferred, new certificates for such securities not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; (iii) such securities shall have ceased to be outstanding; (iv) such securities may be sold without registration pursuant to Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission) (but with no volume or other restrictions or limitations); or (v) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

“Registration” shall mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” shall mean the out-of-pocket expenses of a Registration, including, without limitation, the following:

(a) all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority) and any securities exchange on which the Common Stock is then listed;

(b) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(c) printing, messenger, telephone and delivery expenses;

(d) reasonable fees and disbursements of counsel for the Company;

(e) reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration; and

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(f) reasonable fees and expenses of one (1) legal counsel selected by the majority-in-interest of the Demanding Holders initiating an Underwritten Demand (including, without limitation, a Block Trade), or Holders of Registrable Securities participating in a Piggyback Registration, to be registered for offer and sale in the applicable Underwritten Offering.

“Registration Statement” shall mean any registration statement under the Securities Act that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Requesting Holder” shall have the meaning given in subsection 2.1.3.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“Shelf Registration” shall have the meaning given in subsection 2.1.1(b).

“Sponsor” shall have the meaning given in the preamble to this Agreement.

“Getaround Holders” shall mean the Holders listed on Schedule C

“Transfer” shall mean the (i) sale or assignment of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (ii) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) public announcement of any intention to effect any transaction specified in clause (i) or (ii).

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Demand” shall have the meaning given in subsection 2.1.3.

“Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

ARTICLE II

REGISTRATIONS

2.1 Registration.

2.1.1 Shelf Registration.

(a) The Company agrees that, within thirty (30) calendar days after the consummation of the Business Combination, the Company will file with the Commission (at the Company’s sole cost and expense) a Registration Statement registering the resale of the Founder Equityholders’, EarlyBird’s and Getaround Holders’ Registrable Securities (a “Initial Shelf Registration”). The Company shall use its reasonable best efforts to cause such Registration Statement to become effective as soon as reasonably practicable after the initial filing of the Registration Statement in accordance with Section 3.1 of this Agreement.

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2.1.2 Effective Registration. Notwithstanding the provisions of subsection 2.1.1 above or any other part of this Agreement, a Registration pursuant to a Shelf Registration shall not count as a Registration unless and until (a) the Registration Statement filed with the Commission with respect to a Registration pursuant to a Shelf Registration has been declared effective by the Commission and (b) the Company has complied with all of its obligations under this Agreement with respect thereto. Subject to the limitations contained in this Agreement, the Company shall effect any Shelf Registration on such appropriate registration form of the Commission (x) as shall be selected by the Company and (y) as shall permit the resale of the Registrable Securities by the Holders.

2.1.3 Underwritten Offering. Subject to the provisions of subsection 2.1.4 and Section 2.3 hereof, the Demanding Holders may make a written demand to the Company for an Underwritten Offering, including a Block Trade, pursuant to a Registration Statement filed with the Commission in accordance with Section 2.1.1 (an “Underwritten Demand”). The Company shall, within ten (10) days of the Company’s receipt of the Underwritten Demand, notify, in writing, all other Holders of Registrable Securities of such demand, and each such Holder who thereafter wishes to include all or a portion of such Holder’s Registrable Securities in such Underwritten Offering pursuant to an Underwritten Demand (each such Holder that includes all or a portion of such Holder’s Registrable Securities in such Underwritten Offering, a “Requesting Holder”) shall so notify the Company, in writing, within five (5) days (two (2) days if such offering is an overnight or bought Underwritten Offering) after the receipt by the Holder of the notice from the Company, including the portion of the Registrable Securities held by such Holder to be included in such Underwritten Offering, or, in the case of a Block Trade, as provided in Section 2.4. Upon receipt by the Company of any such written notification from a Requesting Holder(s), such Requesting Holder(s) shall be entitled to have their designated portion of Registrable Securities included in the Underwritten Offering pursuant to an Underwritten Demand. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.1.3 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Demanding Holders initiating the Underwritten Offering. Notwithstanding the foregoing, the Company is not obligated to effect more than an aggregate of three (3) Underwritten Offerings pursuant to this subsection 2.1.3 and is not obligated to effect an Underwritten Offering pursuant to this subsection 2.1.3 within ninety (90) days after the closing of an Underwritten Offering.

2.1.4 Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Offering pursuant to an Underwritten Demand, in good faith, advises the Company, the Demanding Holders and the Requesting Holders (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other Common Stock or other equity securities that the Company desires to sell, and Common Stock, if any, as to which inclusion has been requested pursuant to separate written contractual piggy-back registration rights held by any other stockholders who desire to sell, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely

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affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, as follows: (a) first, the Registrable Securities of the Demanding Holders and the Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that each Demanding Holder and Requesting Holder (if any) has requested be included in such Underwritten Offering relative to the aggregate number of Registrable Securities that the Demanding Holders and Requesting Holders have requested be included in such Underwritten Offering (such proportion is referred to herein as “Pro Rata”)) that can be sold without exceeding the Maximum Number of Securities; (b) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (a), Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (c) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (a) and (b), Common Stock or other equity securities of other persons or entities that the Company is obligated to include pursuant to separate written contractual arrangements with such persons or entities and that can be sold without exceeding the Maximum Number of Securities.

2.2 Piggyback Registration.

2.2.1 Piggyback Rights. If the Company proposes (A) to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of the Company other than the Holders, other than a Registration Statement (a) filed in connection with any employee stock option or other benefit plan, (b) for an exchange offer or offering of securities solely to the Company’s existing stockholders, (c) for an offering of debt that is convertible into equity securities of the Company or (d) for a dividend reinvestment plan, or (B) proposes to consummate an Underwritten Offering for its own account or for the account of stockholders of the Company other than the Holders, then the Company shall give written notice of such proposed action to all of the Holders of Registrable Securities (excluding the Sponsor with respect to any Registrable Securities distributed by the Sponsor to its members following the expiration of the Lock-up Period, as applicable) as soon as practicable (but in the case of filing a Registration Statement not less than twenty (20) days before the anticipated filing date of such Registration Statement), which notice shall (i) describe the amount and type of securities to be included, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, and (ii) offer to all of the Holders of Registrable Securities the opportunity to register the sale of such number of Registrable Securities as such Holders may request in writing within ten (10) days in the case of filing a Registration Statement and five (5) days in the case of an Underwritten Offering (unless such offering is an overnight or bought Underwritten Offering, then one (1) day), in each case, after receipt of such written notice (or, in the case of a Block Trade, within two (2) business days) (such Registration a “Piggyback Registration”). The Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and shall use its best efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering to permit the Registrable Securities requested by the Holders pursuant to this subsection 2.2.1 to be included in a Piggyback Registration on the same terms and conditions as any similar securities of the Company included in such Registration and to permit the sale or other disposition of such

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Registrable Securities in accordance with the intended method(s) of distribution thereof. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.2.1 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company.

2.2.2 Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Offering that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of shares of the Common Stock that the Company desires to sell, taken together with (i) the shares of Common Stock, if any, as to which the Underwritten Offering has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which inclusion has been requested pursuant to Section 2.2 hereof, and (iii) the shares of Common Stock, if any, as to which inclusion has been requested pursuant to separate written contractual piggy-back registration rights of other stockholders of the Company, exceeds the Maximum Number of Securities, then:

(a) If the Underwritten Offering is undertaken for the Company’s account, the Company shall include in any such Underwritten Offering (i) first, the Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Registrable Securities of Holders exercising their rights to include their Registrable Securities pursuant to subsection 2.2.1 hereof, Pro Rata, which can be sold without exceeding the Maximum Number of Securities; and (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), Common Stock, if any, as to which inclusion has been requested pursuant to written contractual piggy-back registration rights of other stockholders of the Company, which can be sold without exceeding the Maximum Number of Securities; and

(b) If the Underwritten Offering is pursuant to a request by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Underwritten Offering (i) first, Common Stock or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Registrable Securities of Holders exercising their rights to include their Registrable Securities pursuant to subsection 2.2.1, Pro Rata, which can be sold without exceeding the Maximum Number of Securities; (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (iv) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i), (ii) and (iii), Common Stock or other equity securities for the account of other persons or entities that the Company is obligated to include pursuant to separate written contractual arrangements with such persons or entities, which can be sold without exceeding the Maximum Number of Securities.

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2.2.3 Piggyback Registration Withdrawal. Any Holder of Registrable Securities shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration or the launch of the Underwritten Offering with respect to such Piggyback Registration. The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons or entities pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement or abandon an Underwritten Offering in connection with a Piggyback Registration at any time prior to the launch of such Underwritten Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this subsection 2.2.3.

2.2.4 Unlimited Piggyback Registration Rights. For purposes of clarity, any Underwritten Offering effected pursuant to Section 2.2 hereof shall not be counted as an Underwritten Offering pursuant to an Underwritten Demand effected under Section 2.1 hereof.

2.3 Restrictions on Registration Rights. If (a) the Holders of Registrable Securities have requested an Underwritten Offering pursuant to an Underwritten Demand and the Company and the Holders are unable to obtain the commitment of underwriters to firmly underwrite the offering; or (b) in the good faith judgment of the Board a Registration or Underwritten Offering would be seriously detrimental to the Company and the Board concludes as a result that it is essential to defer the filing of the applicable Registration Statement or the undertaking of such Underwritten Offering at such time, then in each case the Company shall furnish to such Holders a certificate signed by the Chairman of the Board stating that in the good faith judgment of the Board it would be seriously detrimental to the Company for such Registration Statement to be filed or to undertake such Underwritten Offering in the near future and that it is therefore essential to defer the filing of such Registration Statement or undertaking of such Underwritten Offering. In such event, the Company shall have the right to defer such filing or offering for a period of not more than thirty (30) days; provided, however, that the Company shall not defer its obligation in this manner more than once in any 12-month period.

2.4 Block Trades. Notwithstanding any other provision of this Article II, but subject to Sections 2.3 and 3.4, if the Holders desire to effect a Block Trade, then, notwithstanding any other time periods in this Article II, the Holders shall provide written notice to the Company at least five (5) business days prior to the date such Block Trade will commence. As expeditiously as possible, the Company shall use its commercially reasonable efforts to facilitate such Block Trade. The Holders shall use reasonable best efforts to work with the Company and the Underwriters (including by disclosing the maximum number of Registrable Securities proposed to be the subject of such Block Trade) in order to facilitate preparation of the Registration Statement, Prospectus and other offering documentation related to the Block Trade and any related due diligence and comfort procedures. In the event of a Block Trade, and after consultation with the Company, the Demanding Holders and the Requesting Holders (if any) shall determine the Maximum Number of Securities, the underwriter or underwriters and the share price of such offering.

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ARTICLE III

COMPANY PROCEDURES

3.1 General Procedures. In connection with any Registration contemplated herein, the Company shall use its reasonable best efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto, the Company shall, as expeditiously as possible:

3.1.1 prepare and file with the Commission within the time frame required by Section 2.1.1 a Registration Statement with respect to such Registrable Securities and use its reasonable best efforts to cause such Registration Statement to become effective and remain effective, including filing a replacement Registration Statement, if necessary, until all Registrable Securities covered by such Registration Statement have been sold or are no longer outstanding (the “Effectiveness Period”);

3.1.2 prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by the Holders of Registrable Securities or any Underwriter(s) of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus or are no longer outstanding;

3.1.3 prior to filing a Registration Statement or prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriter(s), if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holders; provided, that the Company will not have any obligation to provide any document pursuant to this clause that is available on the Commission’s EDGAR system;

3.1.4 prior to any Underwritten Offering of Registrable Securities, use its best efforts to (a) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request and (b) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company, and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

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3.1.5 cause all such Registrable Securities to be listed on each securities exchange or automated quotation system on which similar securities issued by the Company are then listed;

3.1.6 provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7 advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its reasonable best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8 during the Effectiveness Period, at least five (5) days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus or any document that is to be incorporated by reference into such Registration Statement or Prospectus, furnish a copy thereof to each seller of such Registrable Securities or its counsel; provided, that the Company will not have any obligation to provide any document pursuant to this clause that is available on the Commission’s EDGAR system;

3.1.9 notify the Holders of Registrable Securities at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4 hereof;

3.1.10 permit a representative of the Holders of Registrable Securities (such representative to be selected by a majority of the participating Holders), the Underwriters, if any, and any attorney or accountant retained by such Holders or Underwriter to participate, at each such person’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, attorney or accountant in connection with the Registration; provided, however, that such representatives or Underwriters enter into a confidentiality agreement, in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information; and provided further, the Company may not include the name of any Holder or Underwriter or any information regarding any Holder or Underwriter in any Registration Statement or Prospectus, any amendment or supplement to such Registration Statement or Prospectus. any document that is to be incorporated by reference into such Registration Statement or Prospectus, or any response to any comment letter, without the prior written consent of such Holder or Underwriter and providing each such Holder or Underwriter a reasonable amount of time to review and comment on such applicable document, which comments the Company shall include unless contrary to applicable law;

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3.1.11 obtain a “cold comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Offering, in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;

3.1.12 on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion and negative assurance letters, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the Holders of such Registrable Securities, the placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion and negative assurance letters are being given as the Holders, placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters, and reasonably satisfactory to a majority in interest of the participating Holders;

3.1.13 in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter of such offering;

3.1.14 make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule promulgated thereafter by the Commission);

3.1.15 use its reasonable best efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in such Underwritten Offering; and

3.1.16 otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested, the Holders of Registrable Securities in connection with such Registration.

3.2 Registration Expenses. The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders.

3.3 Requirements for Participation in Underwritten Offerings. No person may participate in any Underwritten Offering initiated by the Company hereunder unless such person (a) agrees to sell such person’s securities on the basis provided in any underwriting arrangements approved by the Company and (b) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements.

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3.4 Suspension of Sales; Adverse Disclosure. Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until he, she or it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice), or until he, she or it is advised in writing by the Company that the use of the Prospectus may be resumed. If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration or Underwritten Offering at any time would require the Company to make an Adverse Disclosure or would require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, the Company may, upon giving prompt written notice of such action to the Holders, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time, but in no event more than thirty (30) days, determined in good faith by the Company to be necessary for such purpose. In the event the Company exercises its rights under the preceding sentence, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities. The Company shall immediately notify the Holders of the expiration of any period during which it exercised its rights under this Section 3.4.

3.5 Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Section 13(a) or 15(d) of the Exchange Act. The Company further covenants that it shall take such further action as any Holder of Registrable Securities may reasonably request, all to the extent required from time to time to enable such Holder to sell Registrable Securities held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission), including providing any legal opinions. Upon the request of any Holder of Registrable Securities, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

ARTICLE IV

LOCK-UP

4.1 Lock-Up.

4.1.1 Except as permitted by Section 4.2, each Legacy Getaround Equityholder shall not Transfer any Lock-up Shares until the end of the Lock-up Period.

4.1.2 Except as permitted by Section 4.2, each Sponsor Equityholder shall not Transfer any Founder Shares until the end of the Founder Shares Lock-up Period.

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4.2 Exceptions. The provisions of Section 4.1 shall not apply to:

4.2.1 transactions relating to shares of Common Stock or warrants acquired in open market transactions;

4.2.2 Transfers of shares of Common Stock by the Sponsor (A) to any of the Sponsor’s direct or indirect partners, members or equityholders or any of their respective affiliates, and (B) to any of the Sponsor’s officers or directors, any affiliate or any family member of any of the Sponsor’s officers or directors, and to any employees of such affiliates; provided that such transferee shall sign a joinder to that certain Sponsor Support Agreement by and between the Sponsor, the Company, and Legacy Getaround, dated as of May 11, 2022, and agree to be bound by the terms hereof as if an original party thereto;

4.2.3 Transfers of shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock as a bona fide gift;

4.2.4 Transfers of shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock to a trust, or other entity formed for estate planning purposes for the primary benefit of the spouse, domestic partner, parent, sibling, child or grandchild of a Holder or any other person with whom a Holder has a relationship by blood, marriage or adoption not more remote than first cousin;

4.2.5 Transfers by will or intestate succession upon the death of a Holder;

4.2.6 the Transfer of shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock pursuant to a qualified domestic order or in connection with a divorce settlement;

4.2.7 if a Holder is a corporation, partnership (whether general, limited or otherwise), limited liability company, trust or other business entity, (i) Transfers to another corporation, partnership, limited liability company, trust or other business entity that controls, is controlled by or is under common control or management with a Holder (including, for the avoidance of doubt, where such Holder is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership), or (ii) as part of a distribution, transfer or other disposition of shares of Common Stock to direct or indirect partners, limited liability company members or stockholders of a Holder;

4.2.8 Transfers to the Company’s or the Holder’s officers, directors, consultants or their affiliates;

4.2.9 pledges of shares of Common Stock or other Registrable Securities as security or collateral in connection with any borrowing or the incurrence of any indebtedness by any Holder (provided such borrowing or incurrence of indebtedness is secured by a portfolio of assets or equity interests issued by multiple issuers);

4.2.10 pursuant to a bona fide third-party tender offer, merger, stock sale, recapitalization, consolidation or other transaction involving a Change in Control of the Company, provided that in the event that such tender offer, merger, recapitalization, consolidation or other such transaction is not completed, the Common Stock subject to this Agreement shall remain subject to this Agreement; and

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4.2.11 the establishment of a trading plan pursuant to Rule 10b5-1 promulgated under the Exchange Act, provided that such plan does not provide for the transfer of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock during the Lock-up Period or the Founder Shares Lock-up Period;

PROVIDED, THAT IN THE CASE OF ANY TRANSFER OR DISTRIBUTION PURSUANT TO SECTIONS 4.2.2 THROUGH 4.2.8, EACH DONEE, DISTRIBUTEE OR OTHER TRANSFEREE SHALL AGREE IN WRITING, IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE COMPANY, TO BE BOUND BY THE PROVISIONS OF THIS AGREEMENT.

4.3 Waivers. Any waiver or termination of any of the restrictions in this Section 4 shall apply to each Holder of Registrable Securities pro rata based on the number of Registrable Securities subject to this Section 4.

ARTICLE V

INDEMNIFICATION AND CONTRIBUTION

5.1 Indemnification.

5.1.1 The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers and directors and each person who controls such Holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses (including reasonable attorneys’ fees) caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Company by such Holder expressly for use therein. The Company shall indemnify the Underwriters, their officers and directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder.

5.1.2 In connection with any Registration Statement for a Registration in which a Holder of Registrable Securities is participating, such Holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus and, to the extent permitted by law, shall, severally and not jointly, indemnify the Company, its directors and officers and agents and each person who controls the Company (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including without limitation reasonable attorneys’ fees) resulting from any untrue statement of material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any

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information or affidavit so furnished in writing by such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.

5.1.3 Any person entitled to indemnification herein shall (a) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (b) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim or there may be reasonable defenses available to the indemnified party that are different from or in addition to those available to the indemnifying party, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel (plus local counsel) for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

5.1.4 The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person of such indemnified party and shall survive the transfer of Registrable Securities.

5.1.5 If the indemnification provided under Section 5.1 hereof from the indemnifying party is held by a court of competent jurisdiction to be unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall to the extent permitted by law contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by a court of law by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by,

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or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this subsection 5.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in subsections 5.1.1, 5.1.2 and 5.1.3 above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this subsection 5.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this subsection 5.1.5. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this subsection 5.1.5 from any person who was not guilty of such fraudulent misrepresentation.

ARTICLE VI

MISCELLANEOUS

6.1 Notices. Any notice or communication under this Agreement must be in writing and given by (a) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (b) delivery in person or by courier service providing evidence of delivery, or (c) transmission by hand delivery, facsimile or email. Each notice or communication that is mailed, delivered or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third business day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery, facsimile or email, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed, if the Company, to: [____________] and, if to any Holders, to the address of such Holder as it appears in the applicable register for Registrable Securities or such other address as may be designated in writing by such Holder (including on the signature pages hereto). Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 6.1.

6.2 Assignment; No Third Party Beneficiaries.

6.2.1 This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.

6.2.2 Prior to the expiration of the Lock-up Period or the Founder Shares Lock-Up Period, as the case may be, no Holder may assign or delegate such Holder’s rights, duties or obligations under this Agreement, in whole or in part, except in connection with a transfer of Registrable Securities by such Holder to a Permitted Transferee, to an Affiliate or as otherwise permitted pursuant to the terms of the Lock-up Period, or the Founder Shares Lock-Up Period, as applicable.

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6.2.3 This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors.

6.2.4 This Agreement shall not confer any rights or benefits on any persons that are not parties hereto, other than as expressly set forth in this Agreement and Section 5.2 hereof.

6.2.5 No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (a) written notice of such assignment as provided in Section 5.1 hereof and (b) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.

6.3 Counterparts. This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

6.4 Governing Law; Venue. NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF NEW YORK AS APPLIED TO AGREEMENTS AMONG NEW YORK RESIDENTS ENTERED INTO AND TO BE PERFORMED ENTIRELY WITHIN NEW YORK, WITHOUT REGARD TO THE CONFLICT OF LAW PROVISIONS OF SUCH JURISDICTION.

6.5 Amendments and Modifications. Upon the written consent of the Company and the Holders of at least a majority in interest of the Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects one Holder, solely in his, her or its capacity as a holder of the Registrable Securities, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

6.6 Other Registration Rights. The Company represents and warrants that no person, other than (a) a Holder of Registrable Securities, (b) the parties to those certain Mudrick Subscription Agreements (as defined in the Business Combination Agreement), dated as of [•], 2022, by and between the Company and certain investors and (c) parties to the PIPE Subscription

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Agreements (as defined in the Business Combination Agreement), if any, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration filed by the Company for the sale of securities for its own account or for the account of any other person. Further, the Company represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

6.7 Term. This Agreement shall terminate upon the earlier of (a) the tenth anniversary of the date of this Agreement or (b) the date as of which the Holders cease to hold any Registrable Securities. The provisions of Section 3.5 and Article V shall survive any termination.

[SIGNATURE PAGES FOLLOW]

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IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

COMPANY:

Getaround INC., a Delaware corporation

By:

Name:
Title:

[Signature Page to Amended and Restated Registration Rights Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

HOLDERS:

[•]

By:
Name:
Title:

[Signature Page to Amended and Restated Registration Rights Agreement]